As Filed With The Securities And Exchange Commission On April 22, 1998
                                            Registration No.  [to be inserted]
==============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                    -----------------------------------
                                  FORM S-4
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                             SALANT CORPORATION
           (Exact Name Of Registrant As Specified In Its Charter)

         DELAWARE                     2320                13-3402444
      (State or other          (Primary Standard       (I.R.S. Employer
      jurisdiction of              Industrial           Identification
     incorporation or         Classification Code          Number)
       organization)                Number)
                             --------------------
                        1114 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036
                               (212) 221-7500
            (Address, Including Zip Code, And Telephone Number,
     Including Area Code, Of Registrant's Principal Executive Offices)

                                 TODD KAHN
                 EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                               AND SECRETARY
                             SALANT CORPORATION
                        1114 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036
                               (212) 221-7500
          (Name, Address, Including Zip Code, And Telephone Number
                 Including Area Code, of agent for service)

                                 COPIES TO:
                          BRAD ERIC SCHELER, ESQ.
                          LAWRENCE A. FIRST, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after: (i) this Registration Statement becomes effective and
(ii) the occurrence of the expiration date of the Exchange Offer described in each of the Exchange Restructuring Prospectus and the Proxy Statement/Prospectus included as part of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

                       CALCULATION OF REGISTRATION FEE
===============================================================================

Title of each Class of  Amount to      Proposed        Proposed     Amount of
   Securities to be         be        Maximum Per       Maximum    Registration
      Registered        Registered   Unit Offering     Aggregate       Fee
                                          Price      Offering Price
-------------------------------------------------------------------------------
Common Stock, par       22,169,790
value $1.00 per share   Shares             --              (3)
                        (1)(2)
-------------------------------------------------------------------------------
Warrants                2,216,979
                        Warrants (2)       --              (3)
-------------------------------------------------------------------------------
Total                        --            --         $123,199,456    $36,580
-------------------------------------------------------------------------------


(1) Maximum number of shares of common stock, par value $1.00 per share (the "New Common Stock"), (i) to be issued initially by Salant Corporation (the "Company") pursuant to this Registration Statement and
      (ii) to be issued subsequently upon the exercise of newly created warrants (the "Warrants"), issued pursuant to the Warrant Agreement (as defined herein), to purchase New Common Stock also being registered hereby. Such number reflects a one-for-ten reverse stock split (the "Reverse Split") as further described herein.

(2) Each $1,000 principal amount of 10-1/2% Senior Secured Notes due December 31, 1998 (the "Senior Notes") will be exchanged for 175.97755 shares of New Common Stock, representing an aggregate of 18,456,350 shares. Each share of the Company's previously issued and outstanding common stock, par value $1.00 per share (the "Old Common Stock"), will receive one-tenth of a share of New Common Stock (representing, in the aggregate, 1,496,461 shares of New Common Stock) and .14814815 Warrants to purchase, in the aggregate, 2,216,979 shares of New Common Stock at an exercise price of $6.2648 per share, subject in each case to adjustment.

(3) The Proposed Maximum Aggregate Offering Price has been calculated pursuant to Rule 457(f) as the sum of (i) the aggregate market value of the Old Common Stock as of April 21, 1998 ($11,223,456 which is the product of (a) $0.75, the closing price of the Old Common Stock on the New York Stock Exchange on April 21, 1998, and (b) 14,964,608, the number of shares of Old Common Stock issued and outstanding on such date), and (ii) the aggregate book value of the Senior Notes (plus accrued and unpaid interest) as of April 21, 1998 ($111,976,000, or the sum of the aggregate book value of $104,879,000 and accrued and unpaid interest of $7,097,000).

                        [LOGO OF SALANT CORPORATION]

                                                               _________, 1998

Dear Stockholder:

     You are cordially invited to attend the annual meeting (the "Stockholders' Meeting") of the stockholders of Salant Corporation (the "Company") to be held at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York on _______, 1998, at _____ __.m., New York City time. At the Stockholders' Meeting, you will be asked to consider and vote on certain proposals relating to the financial restructuring (the "Exchange Restructuring") of the Company whereby holders of 10-1/2% Senior Secured Notes due December 31, 1998 (the "Senior Notes") immediately prior to the Exchange Restructuring would exchange their Senior Notes for shares of common stock, par value $1.00 per share, of the Company ("New Common Stock") and stockholders of the Company ("Stockholders") as of immediately prior to the Exchange Restructuring would receive shares of New Common Stock, as well as warrants (the "Warrants") to purchase additional shares of New Common Stock.

     Stockholders will be asked to consider and vote upon proposals (the "Restructuring Proposals") to implement the Exchange Restructuring, consisting of (a) an amendment (the "Charter Amendment") of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), in order to effect (i) a ten-to-one reverse stock split (the "Reverse Split") of each outstanding share of common stock, par value $1.00 per share, of the Company (the "Old Common Stock"), into one-tenth of a share of New Common Stock, and (ii) an increase in the number of shares of New Common Stock authorized; (b) to approve the issuance (the "Issuance") of (i) shares of New Common Stock to holders of Senior Notes ("Noteholders") in exchange for their Senior Notes and to Stockholders in exchange for their Old Common Stock upon consummation of the Exchange Restructuring, (ii) the Warrants, and (iii) shares of New Common Stock to holders of Warrants upon exercise of their Warrants (such shares of New Common Stock being hereinafter referred to as the "Warrant Shares"); and
(c) to elect new directors to the Board of Directors (the "Board") of the Company (the "Election of the New Board") upon consummation of the Restructuring. In addition, the Stockholders will be asked to (i) consider a proposal (the "Plan Proposal") to approve the adoption of the Salant Corporation 1998 Stock Award and Incentive Plan (the "Stock Award and Incentive Plan"), and (ii) ratify the appointment of Deloitte & Touche LLP as independent auditors to the Company (together with the Restructuring Proposals and the Plan Proposal, the "Proposals"). If the Prepackaged Restructuring (as defined below) is required and a petition is filed under the Bankruptcy Code, the Company expects that each of the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan (as defined below).

     Apollo Apparel Partners, L.P. ("Apollo"), the beneficial owner of 5,924,352 shares (the "Apollo Shares") of Old Common Stock, which represents approximately 39.6% of the issued and outstanding shares of Old Common Stock, has entered into a Voting Agreement with the Company, dated March ___, 1998, wherein Apollo has agreed, among other things, to vote all of the Apollo Shares held by it in favor of each of the Restructuring Proposals and the Prepackaged Restructuring (as defined below).

     Assuming all of the conditions to the consummation of the Exchange Restructuring are fulfilled, the Issuance will result in the Noteholders receiving 92.5% of the issued and outstanding shares of New Common Stock (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Company's 1987 Stock Plan, 1988 Stock Plan, 1993 Stock Plan and 1996 Stock Plan (the "Old Plans")). Stockholders would receive 7.5% of the outstanding shares of New Common Stock as a result of the Reverse Split (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans and, upon exchange of certificates of their Old Common Stock, would receive Warrants which, upon exercise, would represent 10% of the New Common Stock outstanding immediately following consummation of the Exchange Restructuring and the Reverse Split (on a fully diluted basis). Each Stockholder would receive, in exchange for each share of Old Common Stock held, .14814815 Warrants and one-tenth of a share of New Common Stock. The Warrants would be exercisable for seven years from the Exchange Restructuring Date (as defined below). The Warrants would have an exercise price ("Exercise Price") of $6.2648 per share and each Warrant would be exercisable for one share of New Common Stock, in each case subject to adjustment. Stockholders will not be entitled to receive Warrants unless and until they exchange their certificates of Old Common Stock for certificates of New Common Stock.

     Copies of the Notice of Annual Meeting of Stockholders and the Proxy Statement/Prospectus, which serves as a prospectus for the shares of New Common Stock to be issued to the Stockholders, the Warrants and Warrant Shares are enclosed herewith, covering the formal business to be conducted at the Stockholders' Meeting.

     The Stockholder votes with respect to the Issuance and the Election of the New Board will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of the State of Delaware and the Exchange Restructuring has been consummated. Each of the Restructuring Proposals is conditioned upon the approval by the Stockholders of each of the other Restructuring Proposals. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting, then none of the Restructuring Proposals will become effective. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring proposals are approved. However, the approval of the Stock Award and Incentive Plan is not a condition to the consummation of the Restructuring.

     The Exchange Restructuring is conditioned on, among other things, 100% of the outstanding Senior Notes being validly tendered pursuant to the Exchange Restructuring and the approval by the Stockholders of each of the Restructuring Proposals. If each of the Restructuring Proposals is not approved by the Stockholders or the Minimum Tender Condition (as defined below) is not satisfied or waived, but the Company receives sufficient acceptances of the Prepackaged Plan (as defined below) to obtain confirmation thereof by the Bankruptcy Court (as defined below), then the Company intends instead to pursue the financial restructuring of the Company (the "Prepackaged Restructuring") by means of the filing of a petition under Chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") and of a "Prepackaged Plan" (the "Prepackaged Plan" and together with the Exchange Restructuring, the "Restructuring") and to use such acceptances to obtain confirmation of the Prepackaged Plan. The Prepackaged Restructuring may be effected with the approval of a minimum of two-thirds of the principal amount and a majority in number of the Noteholders voting on the Prepackaged Plan. If the Prepackaged Restructuring is pursued, the Company expects that each of the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan.

     THE COMPANY'S SUBSIDIARIES WOULD NOT BE PARTIES TO THE PREPACKAGED PLAN, AND WOULD NOT BECOME DEBTORS IN CONNECTION WITH THE PREPACKAGED RESTRUCTURING. THEREFORE THE SUBSIDIARIES OF THE COMPANY WOULD CONTINUE TO OPERATE IN THE ORDINARY COURSE OF BUSINESS DURING THE COMPANY'S CHAPTER 11 CASE. AS SUCH, THE PREPACKAGED PLAN WOULD NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE SUBSIDIARIES' OBLIGATIONS TO SUPPLIERS, EMPLOYEES, AND OTHER CREDITORS. IN ADDITION, THE PREPACKAGED PLAN PROVIDES FOR ALL PREPETITION UNSECURED CREDITORS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, TRADE CREDITORS, TO BE PAID IN FULL IN ACCORDANCE WITH THEIR TERMS, AND SUCH CREDITORS WOULD NOT, THEREFORE BE IMPAIRED BY, AND WOULD BE DEEMED TO ACCEPT, THE PREPACKAGED PLAN, AND THEIR VOTE ON THE PREPACKAGED PLAN WOULD NOT BE SOUGHT.

     The purpose of the Restructuring is to help ensure the long-term viability and to contribute to the success of the Company by deleveraging the Company's capital structure. Specifically, in accordance with the Three-Year Operating Plan for 1998-2000 (the "Three-Year Business Plan") developed by the Company, the Restructuring is designed to recapitalize the Company by converting all of the Company's long-term debt obligations under the Senior Notes (which, as of March 2, 1998, was $110.379 million, consisting of $104.879 million aggregate principal amount of, and $5.5 million of accrued interest on, the Senior Notes) into New Common Stock. Interest charges for the Company should be substantially reduced and stockholders' equity should be substantially increased as a result of the Restructuring. Upon consummation of the Restructuring, the Company will not have any long-term debt, other than the term loan portion of its working capital facility. This significantly lower debt-to-equity ratio should help the Company to achieve the objectives as described in the Three-Year Business Plan and make the Company more attractive to investors. The Company believes that by reducing the uncertainty surrounding its ability to pay or retire the Senior Notes which are due in their entirety on December 31, 1998, the Restructuring should maximize liquidity for the Company's business operations and thereby provide a platform for future growth and enhance the Company's total enterprise value. The Company further believes that by providing the Company with a deleveraged capital structure, the company that results from the Restructuring should be positioned favorably to withstand the normal market fluctuations in the highly volatile apparel industry.

     In addition, in contemplation of the Restructuring, the Company elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to a certain letter agreement, dated March 2, 1998 (the "Letter Agreement"), Magten Asset Management Corp., the beneficial owner of, or the investment manager on behalf of the beneficial owners of not less than $70 million in aggregate face amount of the Senior Notes has, in accordance with Section
6.5 of the Indenture, dated September 20, 1993, as amended (the "Indenture") caused a written direction to be provided to the Trustee under the Indenture, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. In addition, the Company's working capital lender, the CIT Group/Commercial Services Inc., agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Revolving Credit, Factoring and Security Agreement, dated as of September 20, 1993, as amended (the "Credit Agreement"), arising by virtue of the Company's failure to pay such interest on the Senior Notes. Failure to consummate the Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY ITS OBLIGATIONS UNDER THE SENIOR NOTES WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE CREDIT AGREEMENT AND/OR THE SENIOR NOTES OR AN ADDITIONAL CAPITAL INFUSION, AND IT IS UNLIKELY THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING OR ADDITIONAL CAPITAL INFUSION. IF THE COMPANY DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, THE COMPANY WILL CONSIDER ALL OTHER AVAILABLE FINANCIAL ALTERNATIVES, INCLUDING THE SALE OF ALL OR A PART OF THE COMPANY'S BUSINESSES, THE IMPLEMENTATION OF AN ALTERNATIVE RESTRUCTURING ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITHOUT A PRE-BANKRUPTCY ACCEPTED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE WOULD BE ON TERMS AS FAVORABLE TO NOTEHOLDERS AND STOCKHOLDERS AS THE RESTRUCTURING.

     IN ORDER TO EXPEDITE THE SOLICITATION OF ACCEPTANCES UNDER THE PREPACKAGED PLAN, SHOULD IT BE NECESSARY, THE COMPANY IS CONCURRENTLY SOLICITING SUCH ACCEPTANCES TOGETHER WITH PROXIES FOR THE STOCKHOLDERS' MEETING. ACCORDINGLY, THIS PROXY STATEMENT/PROSPECTUS ALSO SERVES AS A SOLICITATION BY THE COMPANY FOR ACCEPTANCE OF THE PREPACKAGED PLAN. Stockholders may vote in favor of the Prepackaged Plan by signing, marking and returning the enclosed ballot for that purpose in the enclosed envelope. Unlike the proxy, the ballot must be marked FOR or AGAINST acceptance for it to be counted for any purpose.

     IF EACH OF THE RESTRUCTURING PROPOSALS IS NOT APPROVED BY THE STOCKHOLDERS OR THE CONSENT OF 100% OF THE NOTEHOLDERS TO THE RESTRUCTURING (THE "MINIMUM TENDER CONDITION") IS NOT SATISFIED OR WAIVED, BUT THE
COMPANY RECEIVES SUFFICIENT ACCEPTANCES OF THE PREPACKAGED PLAN TO OBTAIN CONFIRMATION THEREOF BY THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK THE BANKRUPTCY COURT, THEN THE COMPANY INTENDS TO PURSUE CONFIRMATION OF THE PREPACKAGED PLAN UNDER CHAPTER 11 OF THE BANKRUPTCY CODE AND TO ATTEMPT TO USE SUCH ACCEPTANCES TO OBTAIN CONFIRMATION OF THE PREPACKAGED PLAN. IF THE COMPANY DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, THE COMPANY WILL CONSIDER ALL FINANCIAL ALTERNATIVES AVAILABLE TO IT AT SUCH TIME, WHICH MAY INCLUDE THE SALE OF ALL OR PART OF THE COMPANY'S BUSINESS, THE IMPLEMENTATION OF AN ALTERNATIVE RESTRUCTURING ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITH OR WITHOUT A PREAPPROVED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE RESTRUCTURING WOULD RESULT IN A REORGANIZATION OF THE COMPANY RATHER THAN A LIQUIDATION, OR THAT ANY SUCH REORGANIZATION WOULD BE ON TERMS AS FAVORABLE TO THE NOTEHOLDERS AND STOCKHOLDERS AS THE TERMS OF THE RESTRUCTURING. IF A LIQUIDATION OR A PROTRACTED AND NON-ORDERLY REORGANIZATION WERE TO OCCUR, THERE IS A RISK THAT THE ABILITY OF THE NOTEHOLDERS AND STOCKHOLDERS TO RECOVER THEIR INVESTMENTS WOULD BE EVEN MORE IMPAIRED THAN UNDER THE RESTRUCTURING AND WOULD BE SUBSTANTIALLY DELAYED. A NON-CONSENSUAL RESTRUCTURING WOULD LIKELY HAVE A MATERIAL ADVERSE IMPACT ON THE COMPANY
AND ITS EMPLOYEES, SUPPLIERS AND CUSTOMERS. ACCORDINGLY, YOUR BOARD
BELIEVES THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED RESTRUCTURING ARE IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE RESTRUCTURING PROPOSALS AND FOR THE ACCEPTANCE OF THE PREPACKAGED PLAN. ON _____ ___, 1998, AT THE BOARD'S REQUEST, ERNST & YOUNG LLP ("E&Y"), FINANCIAL ADVISORS TO THE COMPANY, DELIVERED TO THE BOARD A WRITTEN OPINION THAT, AS OF THAT DATE AND BASED UPON AND SUBJECT TO THE FACTORS AND ASSUMPTIONS SET FORTH THEREIN,
THE CONSIDERATION TO BE RECEIVED BY STOCKHOLDERS PURSUANT TO THE RESTRUCTURING IS FAIR TO PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF
VIEW. E&Y SUBSEQUENTLY DELIVERED TO THE BOARD THEIR WRITTEN OPINION THAT,
AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND BASED UPON AND
SUBJECT TO THE FACTORS AND ASSUMPTIONS SET FORTH THEREIN, THE CONSIDERATION TO BE RECEIVED BY STOCKHOLDERS PURSUANT TO THE RESTRUCTURING IS FAIR TO PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW.

     Regardless of the size of your holdings, it is important that your shares be voted at the Stockholders' Meeting and with respect to the Prepackaged Plan. Whether or not you plan to attend the Stockholders' Meeting, please sign and return both your proxy and ballot in the enclosed envelope by no later than ___________, 1998 to assure that your shares will be voted with respect to each of the Restructuring Proposals. Your vote on the Prepackaged Plan will not be counted unless you return a properly completed ballot.

                              Sincerely,



                              Jerald S. Politzer
                              Chairman of the Board and Chief Executive Officer



                             SALANT CORPORATION

                  NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                       TO BE HELD ON __________, 1998

     NOTICE IS HEREBY GIVEN that an annual meeting of stockholders (the "Stockholders") of Salant Corporation (the "Company") will be held at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York on _________, 1998, at ____ __.m., New York City time (the "Stockholders' Meeting"), for the purpose of implementing a financial restructuring (the "Exchange Restructuring") of the Company whereby holders (the "Noteholders") of 10-1/2% Senior Secured Notes due December 31, 1998 (the "Senior Notes") would exchange their Senior Notes for shares of common stock, par value $1.00 per share, of the Company ("New Common Stock") and Stockholders immediately prior to the Exchange Restructuring would receive shares of New Common Stock as well as warrants ("Warrants") to purchase additional shares of New Common Stock. Specifically, Stockholders will be asked to consider and vote upon the following proposals, all of which are more fully described in the accompanying Proxy Statement/Prospectus:

1. An amendment (the "Charter Amendment") of the Company's Amended and Restated Certificate of Incorporation, which would authorize (i) a ten-to-one reverse stock split of the Company's outstanding shares of Old Common Stock (the "Reverse Split") and (ii) an increase in the number of shares of New Common Stock authorized;

2. The issuance of (i) shares of New Common Stock (the "Issuance") to Noteholders in exchange for their Senior Notes and to Stockholders in exchange for their shares of common stock, par value $1.00 per share (the "Old Common Stock") pursuant to the terms of the Exchange Restructuring, (ii) the Warrants, and (iii) shares of New Common Stock to holders of Warrants upon exercise of their Warrants;

3. The election of new directors to the Board of Directors (the "Board") of the Company (the "Election of the New Board," and together with the Charter Amendment and the Issuance, the "Restructuring Proposals");

4. The proposal (the "Plan Proposal") to approve the adoption of the Salant Corporation 1998 Stock Award and Incentive Plan (the "Stock Award and Incentive Plan");

5. The ratification of the appointment of Deloitte & Touche, LLP as independent auditors to the Company (together with the Restructuring Proposals and the Plan Proposal, the "Proposals"); and

6. Such other business as may properly come before the Stockholders' Meeting or any adjournments or postponements thereof.

     The proposed text of the Charter Amendment is set forth in full in the accompanying Proxy Statement/Prospectus. The text of the Exchange Restructuring Prospectus pursuant to which, if the Exchange Restructuring is consummated, the Noteholders would receive shares of New Common Stock is set forth in Annex IV to the accompanying Proxy Statement/Prospectus. The proposed text of the Stock Award and Incentive Plan is set forth in Annex III of the accompanying Proxy Statement/Prospectus.

     The Issuance and the Election of the New Board will not become effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of the State of Delaware and the Exchange Restructuring is consummated. Each of the Restructuring Proposals is conditioned upon the approval by the Stockholders of each of the other Restructuring Proposals. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting, then none of the Restructuring Proposals will become effective. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. However, the approval of the Stock Award and Incentive Plan is not a condition to the consummation of the Restructuring.

     The Board has fixed the close of business on ________, 1998 as the record date ("Record Date") for the determination of Stockholders entitled to notice of and to vote at the Stockholders' Meeting and any adjournments or postponements thereof. Only Stockholders of record at the close of business on such date are entitled to notice of and to vote at the Stockholders' Meeting.

     Common Stock, par value $1.00 per share, of the Company is the only security of the Company whose holders are entitled to vote upon the proposals to be presented at the Stockholders' Meeting. Apollo Apparel Partners, L.P. ("Apollo"), the beneficial owner of 5,924,352 shares (the "Apollo Shares") of the Old Common Stock, which represents approximately 39.6% of the issued and outstanding shares of Old Common Stock, has entered into a Voting Agreement with the Company, dated April ___, 1998, wherein Apollo has agreed to vote all of the Apollo Shares in favor of each of the Restructuring Proposals and the Solicitation (as defined in the Proxy Statement/Prospectus).

     Your vote is important regardless of the number of shares you own. Each Stockholder, even though he or she now plans to attend the Stockholders' Meeting, is requested to sign, date and return the enclosed proxy, without delay in the enclosed postage-paid envelope. You may revoke your proxy at any time prior to its exercise. Any Stockholder present at the Stockholders' Meeting or at any adjournments or postponements thereof may revoke his or her proxy and vote personally on each matter brought before the Stockholders' Meeting.

                              By Order of the Board of Directors,

                              Todd Kahn
                              Executive Vice President, General
                              Counsel and Secretary

________, 1998

                   THE BOARD OF DIRECTORS RECOMMENDS THAT
                     YOU VOTE FOR EACH OF THE PROPOSALS

                PLEASE DATE AND SIGN THE ENCLOSED PROXY AND
                      MAIL IT PROMPTLY IN THE ENCLOSED
                        POSTAGE-PAID RETURN ENVELOPE



INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION AS OF APRIL 22, 1998

                             SALANT CORPORATION

[LOGO OF SALANT CORPORATION]

                         PROXY STATEMENT/PROSPECTUS
              AND SOLICITATION OF PREPACKAGED PLAN ACCEPTANCES

     This Proxy Statement/Prospectus (this "Proxy Statement/Prospectus") is being furnished to holders ("Stockholders") of common stock, par value $1.00 per share ("Old Common Stock"), of Salant Corporation, a Delaware corporation (the "Company"), in connection with (A) the solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the annual meeting of Stockholders to be held on _______, 1998 at _____ __.m., New York City time, at Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004 and any adjournments or postponements thereof (the "Stockholders' Meeting"), and (B) the solicitation of acceptances of a prepackaged plan of reorganization of the Company (the "Prepackaged Plan") under Chapter 11 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). References herein to the "Company" shall, unless the context otherwise require, refer to Salant Corporation and its operating subsidiaries.

     The Board is soliciting proxies to be voted at the Stockholders' Meeting. The Stockholders' Meeting will be held to consider the proposals (the "Restructuring Proposals") described herein to implement a financial restructuring (the "Exchange Restructuring") of the Company whereby (i) the holders (the "Noteholders") of 10-1/2% Senior Secured Notes due December 31, 1998 (the "Senior Notes") immediately prior to the Exchange Restructuring would exchange their Senior Notes for, in the aggregate, 18,456,350 shares of common stock, par value $1.00 per share, of the Company ("New Common Stock") (after giving effect to the Reverse Split (as defined below)), constituting 92.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan (as defined below), the Warrant Shares (as defined below), and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Company's 1987 Stock Plan, 1988 Stock Plan, 1993 Stock Plan and 1996 Stock Plan (the "Old Plans"), and (ii) Stockholders immediately prior to the Exchange Restructuring would receive, in the aggregate, 1,496,461 shares of New Common Stock, constituting 7.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans), plus an aggregate of 2,216,979 warrants (the "Warrants"), representing the right to purchase, in the aggregate, 2,216,979 additional shares of New Common Stock (subject to adjustment). Specifically, the Proxy Statement/Prospectus seeks Stockholder approval of the Restructuring Proposals (A) to amend (the "Charter Amendment") the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), to effect (i) a ten-to-one reverse stock split (the "Reverse Split") of each outstanding share of Old Common Stock into one-tenth of a share of New Common Stock, and (ii) an increase in the number of shares of New Common Stock authorized; (B) to approve the issuance (the "Issuance") of New Common Stock and Warrants pursuant to the Exchange Restructuring, including the issuance of (i) the shares of New Common Stock issuable to the Noteholders upon consummation of the Exchange Restructuring and to Stockholders in exchange for their Old Common Stock,
(ii) the Warrants, and (iii) the shares of New Common Stock issuable upon exercise of the Warrants (the "Warrant Shares") (such issuance pursuant to either the Exchange Restructuring or the Prepackaged Restructuring (as hereinafter defined)), and (C) to elect new directors to the Board (the "Election of the New Board") upon consummation of the Exchange Restructuring. In addition, the Stockholders will be asked to (i) consider a proposal (the "Plan Proposal") to approve the adoption of the Salant Corporation 1998 Stock Award and Incentive Plan (the "Stock Award and Incentive Plan"); and (ii) ratify the appointment of Deloitte & Touche LLP as independent auditors to the Company (together with the Restructuring Proposals and the Plan Proposal, the "Proposals"). If the Prepackaged Restructuring (as hereinafter defined) is required and a petition is filed under the Bankruptcy Code, the Company expects that each of the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan.

     Apollo Apparel Partners, L.P. ("Apollo"), the beneficial owner of 5,924,352 (the "Apollo Shares") of the Old Common Stock, which represents approximately 39.6% of the issued and outstanding shares of the Old Common Stock, has entered into a Voting Agreement with the Company, dated April , 1998, wherein Apollo has agreed to vote all of the Apollo Shares in favor of each of the Restructuring Proposals and the Prepackaged Restructuring (as hereinafter defined).

     Assuming that all of the conditions to consummation are fulfilled, based upon the current number of shares of Old Common Stock issued and outstanding, the Exchange Restructuring will result in the Noteholders receiving, in the aggregate, 18,456,350 shares of New Common Stock (after giving effect to the Reverse Split), constituting 92.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (subject to dilution for the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans). The Stockholders currently own 100% of the common equity of the Company in the form of the Old Common Stock. As of March 16, 1998, there were 14,964,608 shares of Old Common Stock issued and outstanding. Assuming all of the conditions to the Exchange Restructuring are fulfilled, the Exchange Restructuring will result in the Stockholders receiving, in exchange for their shares of Old Common Stock, an aggregate of 1,496,461 shares of New Common Stock after giving effect to the Reverse Split, constituting 7.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (subject to dilution for the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans). In addition, the Stockholders will receive the Warrants, which, would represent the right to purchase up to 10% of the New Common Stock issued and outstanding immediately after giving effect to the Exchange Restructuring and the Reverse Split (on a fully diluted basis). The Warrants would be exercisable for seven years from the date of the Exchange Restructuring. Each Stockholder would receive, for each share of Old Common Stock held, .14814815 Warrants. The Warrants would have an exercise price ("Exercise Price") of $6.2648 per share, and each Warrant would be exercisable for one share of New Common Stock, in each case, subject to adjustment.

     SEE "RISK FACTORS" ON PAGES [__] TO [__] FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED RESTRUCTURING (AS HEREINAFTER DEFINED). SEE "RISK FACTORS" IN PART B TO THE EXCHANGE RESTRUCTURING PROSPECTUS ON PAGES [__] TO [__], ATTACHED HERETO AS ANNEX IV, FOR A DISCUSSION OF CERTAIN ADDITIONAL RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE PREPACKAGED RESTRUCTURING.

     NEITHER THE SECURITIES OFFERED HEREBY NOR THE PREPACKAGED PLAN HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THESE TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS APRIL 22, 1998.

     The Company's obligation to accept Senior Notes tendered pursuant to the Exchange Restructuring is conditioned, among other things, on (a) 100% of the Senior Notes being validly tendered and not withdrawn prior to the Expiration Date (as defined herein) (the "Minimum Tender Condition"), and
(b) approval by the Stockholders of each of the Restructuring Proposals. The Company reserves the right to waive any of the conditions to the Exchange Restructuring but does not currently intend to waive any condition. Pursuant to a certain letter agreement, dated March 2, 1998 (the "Letter Agreement"), the prior written consent of Magten Asset Management Corp., the beneficial owner of, or the investment manager on behalf of the beneficial owners of ("Magten"), not less than $70 million in aggregate principal face amount of the Senior Notes, is required for the Company to waive the Minimum Tender Condition. The Issuance and the Election of the New Board will not become effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of the State of Delaware and the Exchange Restructuring is consummated. Each of the Restructuring Proposals is conditioned upon the approval by the Stockholders of each of the other Restructuring Proposals. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting, then none of the Restructuring Proposals will become effective. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. However, the approval of the Stock Award and Incentive Plan is not a condition to the consummation of the Restructuring.

     Should less than 100% of the Noteholders tender their Senior Notes pursuant to the Exchange Restructuring and/or the Stockholders do not approve each of the Restructuring Proposals, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court, then the Company intends to pursue the financial restructuring of the Company by means of the filing of the Prepackaged Plan (the "Prepackaged Restructuring" and, together with the Exchange Restructuring, the "Restructuring"). The Company's ability to seek confirmation of the Prepackaged Plan depends upon certain minimum levels of acceptance thereof, as further set forth in this Proxy Statement/Prospectus. In the event that the requisite percentage and number of Noteholders have executed acceptances of the Prepackaged Plan, but the Minimum Tender Condition has not been satisfied or the Company determines in its sole discretion that it is unlikely to be satisfied at or prior to the Expiration Date, the Company may elect to terminate the Exchange Offer at or prior to its scheduled expiration and proceed directly to the Prepackaged Plan.

     THE SUBSIDIARIES OF THE COMPANY WOULD NOT BE PARTIES TO THE PREPACKAGED PLAN, AND WOULD NOT BECOME DEBTORS IN CONNECTION WITH THE PREPACKAGED RESTRUCTURING. THEREFORE THE SUBSIDIARIES OF THE COMPANY WOULD CONTINUE TO OPERATE IN THE ORDINARY COURSE OF BUSINESS DURING THE COMPANY'S CHAPTER 11 CASE. AS SUCH, THE PREPACKAGED PLAN WOULD NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE SUBSIDIARIES' OBLIGATIONS TO SUPPLIERS, EMPLOYEES, AND OTHER CREDITORS. IN ADDITION, THE PREPACKAGED PLAN PROVIDES FOR ALL PREPETITION UNSECURED CREDITORS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, TRADE CREDITORS, TO BE PAID IN FULL IN ACCORDANCE WITH THEIR TERMS, AND SUCH CREDITORS WOULD NOT, THEREFORE, BE IMPAIRED BY, AND WOULD BE DEEMED TO ACCEPT, THE PREPACKAGED PLAN, AND THEIR VOTE ON THE PREPACKAGED PLAN WOULD NOT BE SOUGHT.

     The purpose of the Restructuring is to help ensure the long-term viability and to contribute to the success of the Company by deleveraging the Company's capital structure. Specifically, in accordance with the Company's Three-Year Operating Plan for 1998-2000 (the "Three-Year Business Plan") developed by the Company, the Restructuring is designed to recapitalize the Company by converting all of the Company's long-term debt obligations under the Senior Notes (which as of March 2, 1998, was $110.379 million, consisting of $104.879 million aggregate principal amount of, and $5.5 million of accrued interest on, the Senior Notes) into New Common Stock. Interest charges for the Company should be substantially reduced and stockholders' equity should be substantially increased as a result of the Restructuring. Upon consummation of the Restructuring, the Company will not have any long-term debt, other than the term loan portion of its working capital facility. This significantly lower debt-to-equity ratio should help the Company to achieve the objectives as described in the Three-Year Business Plan and make the Company more attractive to investors. The Company believes that by reducing the uncertainty surrounding its ability to pay or retire the Senior Notes which are due in their entirety on December 31, 1998, the Restructuring should maximize liquidity for the Company's business operations and thereby provide a platform for future growth and enhance the Company's total enterprise value. The Company further believes that by providing the Company with a deleveraged capital structure, the company that results from the Restructuring should be positioned favorably to withstand the normal market fluctuations in the highly volatile apparel industry.

     In contemplation of the Restructuring, the Company elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, dated September 20, 1993, as amended (the "Indenture"), caused a written direction to be provided to the Trustee under the Indenture (the "Trustee"), to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. If holders of at least 25% in the aggregate principal face amount of the Senior Notes accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture, such an acceleration of outstanding indebtedness under the Senior Notes could result in the Company becoming subject to a proceeding under Federal bankruptcy laws without having solicited acceptances for the Prepackaged Plan prior to the commencement of such proceeding. In addition, the Company's working capital lender, The CIT Group/Commercial Services, Inc., agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Revolving Credit, Factoring and Security Agreement, dated as of September 20, 1993, as amended (the "Credit Agreement"), arising by virtue of the Company's failure to pay such interest on the Senior Notes. Failure to consummate the Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY ITS OBLIGATIONS UNDER THE SENIOR NOTES WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE CREDIT AGREEMENT AND/OR THE SENIOR NOTES OR AN ADDITIONAL CAPITAL INFUSION, AND IT IS UNLIKELY THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING OR ADDITIONAL CAPITAL INFUSION. IF THE COMPANY DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, THE COMPANY WILL CONSIDER ALL OTHER AVAILABLE FINANCIAL ALTERNATIVES, INCLUDING THE SALE OF ALL OR A PART OF THE COMPANY'S BUSINESSES, THE IMPLEMENTATION OF AN ALTERNATIVE RESTRUCTURING ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITHOUT A PRE-BANKRUPTCY ACCEPTED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE WOULD BE ON TERMS AS FAVORABLE TO NOTEHOLDERS AND STOCKHOLDERS AS THE RESTRUCTURING.

     A copy of the Exchange Restructuring Prospectus pursuant to which, if the Restructuring is consummated, New Common Stock will be issued to Noteholders is attached hereto as Part A to Annex IV. A copy of the Warrant Agreement pursuant to which the Warrants would be issued to the Stockholders upon consummation of the Restructuring is attached hereto as Annex II. A copy of the Stock Award and Incentive Plan is attached hereto as Annex III. A copy of the Disclosure Statement with respect to the Prepackaged Plan is attached hereto as Part B to Annex IV. A copy of the Prepackaged Plan is attached as Appendix I to Annex IV.

     This Proxy Statement/Prospectus also constitutes the Company's Prospectus, filed with the Securities and Exchange Commission (the "Commission") as part of a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the New Common Stock, Warrants and the Warrant Shares to be issued to Stockholders in the Exchange Restructuring.

     The Old Common Stock is currently traded on the New York Stock Exchange (the "NYSE") and is quoted on the NYSE under the symbol "SLT". On _____ __, 1998, the closing sale price for the Old Common Stock was $[ ] per share. The Company expects that the New Common Stock and the Warrants will be eligible for listing and will be listed for trading on the NYSE. However, there can be no assurances that the New Common Stock and/or the Warrants will be listed for trading on the NYSE. If the Company is unable to have the New Common Stock and Warrants listed for trading on the NYSE upon consummation of the Restructuring, the Company will use its best efforts to cause all New Common Stock and Warrants to be quoted on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System or to be listed on another national securities exchange. However, there is no assurance that the Company would be successful in such efforts.

     THE SOLICITATION PERIOD FOR ACCEPTANCES OF THE PREPACKAGED PLAN WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON _________, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE"). VOTES ON THE PREPACKAGED PLAN MAY BE REVOKED, SUBJECT TO THE PROCEDURES DESCRIBED HEREIN, AT ANY TIME PRIOR TO THE EXPIRATION DATE. IF A BANKRUPTCY CASE HAS BEEN COMMENCED, REVOCATIONS OF SUCH VOTES THEREAFTER MAY BE EFFECTED ONLY WITH THE APPROVAL OF THE BANKRUPTCY COURT.

     The record date for purposes of determining which Stockholders are eligible to vote on the Prepackaged Plan and at the Stockholders' Meeting is ________, 1998 (the "Record Date"). Stockholders are not required to vote at the Stockholders' Meeting in order to vote on the Prepackaged Plan. It is important that all Stockholders vote to accept or to reject the Prepackaged Plan because, under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received, only Stockholders who vote will be counted. Failure by a holder to send a duly completed and signed Ballot will be deemed to constitute an abstention by such holder with respect to a vote on the Prepackaged Plan. Abstentions as a result of not submitting a duly completed and signed Ballot will not be counted as votes for or against the Prepackaged Plan. Any Ballot which is executed by a holder but does not indicate an acceptance or rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan. See "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV and "VOTING PROCEDURES AND REQUIREMENTS" in Part B thereto.

     STOCKHOLDERS WHO COMPLETE A PROXY ("PROXY") WITH RESPECT TO THE STOCKHOLDERS' MEETING SHOULD ALSO DULY COMPLETE AND SIGN A BALLOT
("BALLOT") IN ORDER TO VOTE ON THE PREPACKAGED PLAN.

     BECAUSE NO PREPACKAGED BANKRUPTCY CASE HAS BEEN FILED, NEITHER THIS PROXY STATEMENT/PROSPECTUS NOR THE DISCLOSURE STATEMENT ATTACHED HERETO HAVE BEEN APPROVED BY ANY BANKRUPTCY COURT WITH RESPECT TO THE ADEQUACY OF THE INFORMATION CONTAINED HEREIN OR THEREIN. IF SUCH A CASE IS SUBSEQUENTLY COMMENCED, THE COMPANY INTENDS TO SEEK AN ORDER OF THE BANKRUPTCY COURT DETERMINING THAT THE SOLICITATION OF VOTES ON THE PREPACKAGED PLAN BY MEANS OF THIS PROXY STATEMENT/PROSPECTUS AND THE DISCLOSURE STATEMENT WAS IN COMPLIANCE WITH SECTION 1126(b) OF THE BANKRUPTCY CODE WHICH PERMITS VOTES RECEIVED BEFORE THE FILING OF A CHAPTER 11 PETITION TO BE COUNTED FOR PURPOSES OF CONFIRMATION OF A PLAN IF CERTAIN DISCLOSURE REQUIREMENTS HAVE BEEN MET.

     YOUR BOARD BELIEVES THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED RESTRUCTURING ARE IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF EACH OF THE RESTRUCTURING PROPOSALS AND FOR THE ACCEPTANCE OF THE PREPACKAGED PLAN. ON ______, 1998, AT THE BOARD'S REQUEST, ERNST & YOUNG LLP, FINANCIAL ADVISOR TO THE COMPANY, DELIVERED TO THE BOARD A WRITTEN OPINION THAT, AS OF THAT DATE AND BASED UPON AND SUBJECT TO THE FACTORS AND ASSUMPTIONS SET FORTH THEREIN, THE CONSIDERATION TO BE RECEIVED BY STOCKHOLDERS PURSUANT TO THE RESTRUCTURING IS FAIR TO PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. ERNST & YOUNG LLP SUBSEQUENTLY DELIVERED TO THE BOARD THEIR WRITTEN OPINION THAT, AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND BASED UPON AND SUBJECT TO THE FACTORS AND ASSUMPTIONS SET FORTH THEREIN, THE CONSIDERATION TO BE RECEIVED BY PUBLIC STOCKHOLDERS PURSUANT TO THE RESTRUCTURING IS FAIR TO PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. A COPY OF THE E&Y FAIRNESS OPINION IS ATTACHED HERETO AS ANNEX I.

     This Proxy Statement/Prospectus, the Proxy and the applicable Ballot and Master Ballot are first being mailed to Stockholders on or about _________, 1998.


                           AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission in the manner set forth below. For further information with respect to the Company and to the securities offered hereby reference is made to the Registration Statement, and the financial schedules and exhibits filed as a part thereof and the exhibits thereto. Statements contained in this Proxy Statement/Prospectus as to the terms of any contract or other documents are not necessarily complete and, in each case, reference is made to the copy of each such contract or other document that has been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports and other information filed by the Company with the Commission, as well as the Registration Statement and the exhibits thereto, can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's regional offices located 700 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web Site that contains reports, proxy and information statements, and other information regarding the Company and other registrants that file electronically with the Commission. The address of such site is: http://www.sec.gov. In addition, the Old Common Stock is listed and traded on the NYSE, and such reports, proxy statements and other information concerning the Company should be available for inspection and copying at the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY REQUESTED), ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST DIRECTED TO SALANT CORPORATION,
ATTENTION: TODD KAHN, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, 1114 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK, 10036; TELEPHONE NUMBER (212) 221-7500. IN ORDER TO ASSURE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE STOCKHOLDERS' MEETING, ANY REQUEST SHOULD BE RECEIVED BY __________, 1998. COPIES OF SUCH DOCUMENTS WILL ALSO BE AVAILABLE UPON REQUEST THEREAFTER UNTIL THE EXCHANGE RESTRUCTURING DATE (AS HEREINAFTER DEFINED).

     No person has been authorized to give any information or to make any representation in connection with the Restructuring Proposals, the Restructuring, the Prepackaged Plan or the solicitation of votes for the Restructuring Proposals or the Prepackaged Plan, other than those contained in this Proxy Statement/Prospectus and in the exhibits attached hereto or incorporated by reference or referred to herein. If given or made, such other information or representation may not be relied upon as having been authorized by the Company. This Proxy Statement/Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those to which it relates, or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof. Any estimates of Claims (as defined herein) and Interests (as defined herein) set forth in this Proxy Statement/Prospectus may vary from the final amounts of Claims or Interests allowed by the Bankruptcy Court.

                        FORWARD LOOKING INFORMATION

     Certain of the financial information contained herein contains forward-looking statements within the meaning of Section 27A of the Securities Act. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The words "believe," "expect," "estimate," "project," "seek," "anticipate" and similar expressions may identify forward-looking statements.

     Taking into account the foregoing, the risk factors set forth in this Proxy Statement/Prospectus are identified as important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.



                              TABLE OF CONTENTS

AVAILABLE INFORMATION......................................................vii
FORWARD LOOKING INFORMATION...............................................viii
INDEX OF CERTAIN DEFINED TERMS..............................................iv
SUMMARY......................................................................1
THE COMPANY..................................................................1
BACKGROUND OF THE RESTRUCTURING..............................................1
THE EXCHANGE RESTRUCTURING AND PREPACKAGED RESTRUCTURING.....................5
SUMMARY DISTRIBUTION TABLE...................................................6
THE EXCHANGE OFFER AND PREPACKAGED PLAN......................................9
COMPARISON OF EXCHANGE RESTRUCTURING AND PREPACKAGED RESTRUCTURING...........9
PURPOSE OF THE RESTRUCTURING................................................10
RISK FACTORS................................................................11
   Risk Factors Relating to the Exchange Restructuring and the Prepackaged
      Restructuring.........................................................11
   Additional Risk Factors Relating to the Prepackaged Restructuring........11
STOCKHOLDERS' MEETING.......................................................12
VOTING PROCEDURES FOR THE PREPACKAGED PLAN..................................15
DESCRIPTION OF WARRANTS.....................................................15
DESCRIPTION OF NEW CREDIT AGREEMENT.........................................16
DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT................................16
DESCRIPTION OF RIGHTS PLAN..................................................17
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION.......................18
CAPITALIZATION..............................................................20
RISK FACTORS................................................................21
   Risk of Nonconsummation of the Restructuring.............................21
   Company Results of Operations Subject to Variable Influences; Intense
      Competition...........................................................21
   Dilution.................................................................21
   Limitation on Use of Net Operating Losses................................22
   Lack of Trading Market for Warrants and New Common Stock; Volatility;
      Potential De-Listing of the New Common Stock..........................22
   Possible Volatility of Stock Price; Effect of Restructuring on Stock
      Price.................................................................22
   Concentrated Ownership of New Common Stock...............................22
   Absence of and/or Restriction on Dividends...............................23
   History of Losses; Effect of Transaction.................................23
   Cash Flow From Operations................................................23
   Declines in Net Sales and Gross Profits..................................24
   Retail Environment.......................................................24
   Apparel Industry Cycles and Other Economic Factors.......................24
   Seasonality and Fashion Risk.............................................24
   Dependence on Certain Customers and Licensees; Effect of Restructuring on
      Licenses..............................................................25
   Foreign Operations and Sourcing; Import Restrictions.....................25
   Dependence on Contract Manufacturing.....................................26
   Information Systems and Control Procedures...............................26
   Leverage and Debt Service................................................27
   Restrictive Covenants....................................................27
   Need for Sustained Trade Support.........................................27
BACKGROUND OF RESTRUCTURING.................................................27
   Background of the Restructuring..........................................27
   The Letter Agreement.....................................................29
   The Voting Agreement.....................................................32
   The Waiver and Forbearance Under the Credit Agreement....................32
PURPOSE OF THE RESTRUCTURING................................................33
RESTRUCTURING FINANCIAL CONSIDERATIONS......................................34
   Fairness Opinion.........................................................35
   The Three-Year Business Plan.............................................39
   Liquidation Analysis.....................................................39
STOCKHOLDERS' MEETING, VOTING RIGHTS AND PROXIES............................40
   Date, Time and Place of Stockholders' Meeting............................40
   Solicitation of Proxies; Record Date.....................................40
   Purpose of Stockholders' Meeting.........................................41
   The Charter Amendment....................................................41
   The Issuance.............................................................43
   The Stock Award and Incentive Plan.......................................43
   Election of the New Board................................................44
   Ratification of Appointment of Independent Auditors......................44
   Voting of Proxies........................................................45
   Voting Rights; Quorum....................................................45
   No Dissenters' Rights....................................................45
   Revocation of Proxies....................................................45
   Prepackaged Plan.........................................................45
DISCUSSION OF THE PROPOSALS.................................................46
   The Charter Amendment....................................................46
   The Issuance.............................................................48
   Stock Award and Incentive Plan...........................................48
   Election of the New Board................................................52
CERTAIN CONSEQUENCES OF THE RESTRUCTURING...................................53
DESCRIPTION OF THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED PLAN..........54
MARKET AND TRADING INFORMATION..............................................54
DESCRIPTION OF NEW COMMON STOCK.............................................55
   Distributions............................................................55
   Voting...................................................................55
   Election of Directors....................................................56
   Shares Reserved In Connection With the 1993 Chapter 11 Plan..............56
DESCRIPTION OF WARRANTS.....................................................56
   General..................................................................56
   Adjustments..............................................................57
   Amendment................................................................57
   Governing Law............................................................57
DESCRIPTION OF NEW CREDIT AGREEMENT.........................................58
DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT................................58
DESCRIPTION OF CERTAIN EXISTING INDEBTEDNESS OF THE COMPANY.................58
   General..................................................................59
   Credit Agreement.........................................................59
   The Senior Notes.........................................................60
DESCRIPTION OF RIGHTS PLAN..................................................61
BUSINESS AND PROPERTIES OF THE COMPANY......................................61
LEGAL PROCEEDINGS...........................................................61
SELECTED HISTORICAL FINANCIAL DATA..........................................61
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.......................62
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION......................62
PROJECTED CONSOLIDATED FINANCIAL INFORMATION................................62
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS.............................................................62
OTHER INFORMATION REGARDING THE EXISTING BOARD..............................62
EXECUTIVE OFFICERS..........................................................63
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS................................64
SECURITY OWNERSHIP OF MANAGEMENT............................................64
   Beneficial Ownership of Salant Common Stock by Directors and Executive
      Officers of the Company...............................................64
   Section 16(a) Beneficial Ownership Reporting Compliance..................65
EXECUTIVE COMPENSATION......................................................66
OPTION GRANTS FOR FISCAL 1997...............................................69
OPTION EXERCISES AND VALUES FOR FISCAL 1997.................................69
THE COMPANY'S RETIREMENT PLAN...............................................70
MANAGEMENT..................................................................72
   Directors................................................................72
   Executive Officers.......................................................74
MANAGEMENT COMPENSATION.....................................................74
   Employment Agreements and Change-in-Control Arrangements.................74
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.................76
JOINT REPORT OF THE COMPENSATION AND  STOCK PLAN COMMITTEES ON EXECUTIVE
     COMPENSATION...........................................................76
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................78
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...................................78
   Federal Income Tax Consequences To Stockholders..........................78
   Federal Income Tax Consequences To The Company...........................79
POST RESTRUCTURING STOCK OPTION GRANTS......................................79
   Exchange Restructuring...................................................79
   Prepackaged Restructuring................................................80
PAYMENTS TO MANAGEMENT......................................................80
ADVISORS AND REPRESENTATIVES................................................80
ESTIMATED FEES AND EXPENSES.................................................81
LEGAL MATTERS...............................................................81
EXPERTS.....................................................................82
STOCKHOLDER PROPOSALS FOR 1998 ANNUAL MEETING...............................82
OTHER MATTERS...............................................................82

FINANCIAL INFORMATION......................................................F-1

ANNEX I     -  E&Y FAIRNESS OPINION...........................................
ANNEX II    -  WARRANT AGREEMENT..............................................
ANNEX III   -  STOCK AWARD AND INCENTIVE PLAN.................................
ANNEX IV    -  EXCHANGE RESTRUCTURING PROSPECTUS..............................
      PART A   -  EXCHANGE RESTRUCTURING PROSPECTUS...........................
      PART B   -  DISCLOSURE STATEMENT........................................
         APPENDIX I TO DISCLOSURE STATEMENT - PLAN OF REORGANIZATION..........
               EXHIBIT A  - WARRANT...........................................
               EXHIBIT B  - REGISTRATION RIGHTS AGREEMENT.....................
               EXHIBIT C  - STOCK AWARD AND INCENTIVE PLAN....................
               EXHIBIT D  - INITIAL BOARD OF REORGANIZED SALANT...............
               EXHIBIT E  - LIST OF EXECUTORY CONTRACTS TO BE REJECTED........
               EXHIBIT F  - REORGANIZED SALANT CERTIFICATE OF INCORPORATION...

UNDERTAKINGS..............................................................II-1


                       INDEX OF CERTAIN DEFINED TERMS

    CERTAIN DEFINED TERMS NOT LISTED BELOW MAY BE FOUND ON THE INDEX OF DEFINED TERMS TO THE DISCLOSURE STATEMENT, ATTACHED HERETO AS PART B TO ANNEX
                                    IV.

     As used in this Proxy Statement/Prospectus, the following are the meanings for the terms set forth below:

"1995 Business Plan"..............means the business plan formulated in fiscal 1995 to improve the Company's
                                  overall liquidity.

"Apollo"..........................means Apollo Apparel Partners, L.P., a
                                  Delaware limited partnership, in its
                                  capacity as the beneficial owner of
                                  5,924,352 shares of the Old Common Stock.

"Ballots".........................means the forms to be distributed to vote on the Prepackaged Plan, included
                                  herewith.

"Bankruptcy Code".................means title 11 of the United States Code, as amended from time to time.

"Bankruptcy Court"................means the United States Bankruptcy Court for the Southern District of New York.

"Board"...........................means the Board of Directors of the
                                  Company.

"By-Laws".........................mean the By-Laws, as amended, of the
                                  Company.

"Certificate of Incorporation"....means the Amended and Restated
                                  Certificate of Incorporation of the
                                  Company.

"Charter Amendment"...............means the proposed Certificate of
                                  Amendment to the Company's Amended and
                                  Restated Certificate of Incorporation, as more fully described herein.

"CIT".............................means The CIT Group/Commercial Services,
                                  Inc., the lender under the Credit
                                  Agreement.

"Claim"...........................means any right to (a) payment from the
                                  Company, whether or not such right is
                                  reduced to judgment, liquidated,
                                  unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (b) an equitable remedy for breach of performance if such breach gives rise to a right to payment from the Company, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

"Commission"......................means the Securities and Exchange
                                  Commission.

"Company".........................means, unless the context otherwise requires, Salant Corporation, a Delaware corporation, and its wholly owned subsidiaries.

"Credit Agreement"................means the Revolving Credit, Factoring and
                                  Security Agreement, dated as of September
                                  20, 1993, as amended, modified or
                                  supplemented from time to time.

"Deloitte & Touche"...............means Deloitte & Touche LLP, accountants to the Company.

"Depositary"......................means __________, the entity which will act as agent for the tendering
                                  Noteholders for the purposes of receiving
                                  New Common Stock from the Company and
                                  transmitting such New Common Stock to
                                  tendering Noteholders.

"Disclosure Statement"............means Part B of the Exchange
                                  Restructuring Prospectus, entitled "THE
                                  PREPACKAGED RESTRUCTURING DISCLOSURE
                                  STATEMENT," including the appendices
                                  attached thereto.

"Election of the New Board".......means the election of new directors to the Board as of the Exchange
                                  Restructuring Date.

"Exchange Act"....................means the Securities Exchange Act of
                                  1934, as amended.

"Exchange Offer"..................means the Company's offer to exchange shares of New Common Stock for the Senior
                                  Notes pursuant to the terms of the
                                  Exchange Restructuring.

"Exchange Restructuring"..........means the proposed financial restructuring of the Company, as more
                                  fully set forth herein.

"Exchange Restructuring Date".....means the date of consummation of the
                                  Restructuring.

"Exchange Restructuring
Prospectus".......................means the Prospectus to be delivered to the Noteholders in connection with the
                                  Exchange Offer and the Prepackaged Plan, included herein as Part A of Annex IV.

"Exercise Price"..................means $6.2648 per share, subject to adjustment.

"Expiration Date" ................means, with respect to the Exchange Offer and the solicitation of acceptances of
                                  the Prepackaged Plan, 5:00 p.m., New York
                                  City time, on ______ __, 1998, unless the Company, in its sole discretion, extends the Exchange Offer or solicitation period, in which case the term "Expiration Date" for the Exchange Offer or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended.

"E&Y".............................means Ernst & Young LLP, financial advisor to the Company in connection with the Restructuring.

"Fiscal 1997".....................means the fiscal year of the Company for accounting purposes which ended on
                                  January 3, 1998.

"Forbearance Agreement"...........means the Twelfth Amendment and
                                  Forbearance Agreement, dated as of March
                                  2, 1998, by and between the Company and
                                  CIT, and included as Exhibit [__] to the Company's Registration Statement on Form S-4 of which this Proxy
                                  Statement/Prospectus is a part.

"GAAP"............................means generally accepted accounting principles.

"Indenture".......................means the Indenture, dated September 20,
                                  1993, as amended, between the Company and Bankers Trust Company, as Trustee, relating to the Senior Notes.

"Interests".......................means the equity interests in the
                                  Company, including, but not limited to,
                                  shares of common stock and shares of
                                  preferred stock of the company and any
                                  options, warrants, calls, subscriptions
                                  or other similar rights or agreements,
                                  commitments or outstanding securities
                                  obligating the Company to issue, transfer or sell any shares of capital stock of the Company.

"Issuance"........................means the issuance of (i) the shares of
                                  New Common Stock to the Noteholders in
                                  Exchange for the Senior Notes and to
                                  Stockholders in exchange for their Old
                                  Common Stock; (ii) the Warrants; and
                                  (iii) the shares of New Common Stock to
                                  holders of Warrants upon exercise of
                                  their Warrants, pursuant to the Exchange
                                  Restructuring.

"Letter Agreement"................means that certain letter agreement, dated March 2, 1998, among Magten, Apollo and the Company, regarding the basic terms and conditions of the
                                  Restructuring, and filed as Exhibit [__] to the Company's Registration Statement on Form S-4 of which this Proxy Statement/Prospectus is a part.

"Letter of Transmittal"...........means the letter of transmittal mailed to the Stockholders with the Proxy
                                  Statement/Prospectus or to the
                                  Noteholders with the Exchange
                                  Restructuring Prospectus, as applicable.

"Magten"..........................means Magten Asset Management Corp., a
                                  New York corporation, in its capacity as the beneficial owner, or the investment manager on behalf of the beneficial owners, of not less than $70 million in aggregate principal face amount of the Senior Notes, as of April 1, 1998.

"Master Ballots"..................means ballots to be voted on behalf of beneficial owners of Old Common Stock
                                  with respect to the Prepackaged Plan by
                                  such beneficial owners' broker or other
                                  record holder of such shares.

"Minimum Tender Condition"........means the condition to the Exchange Offer requiring 100% of the aggregate principal amount of the Senior Notes to be validly tendered and not withdrawn prior to the Expiration Date.

"NASD"............................means the National Association of
                                  Securities Dealers, Inc.

"New Common Stock"................means shares of common stock, par value
                                  $1.00 per share, of the Company to be
                                  issued pursuant to the Restructuring.

"New Credit Agreement"............means the agreement in respect of a new working capital facility to be entered
                                  into by the Company and either CIT or
                                  another working capital lender on the
                                  Exchange Restructuring Date, and which
                                  will replace the Company's current
                                  working capital facility under the Credit
                                  Agreement.

"Noteholders".....................means the holders of the Senior Notes.

"NYSE"............................means the New York Stock Exchange, Inc.

"Old Common Stock"................means the issued and outstanding common stock, par value $1.00 per share, of the Company authorized prior to the
                                  Restructuring.

"Old Plans".......................means the Company's 1987 Stock Plan, 1988
                                  Stock Plan, 1993 Stock Plan and 1996
                                  Stock Plan.

"Plan Proposal"...................means the proposal to approve the adoption of the Stock Award and Incentive
                                  Plan.

"Prepackaged Plan"................means the prepackaged plan of reorganization of the Company under
                                  Chapter 11 of the Bankruptcy Code
                                  contemplated by the Prepackaged
                                  Restructuring and attached hereto as
                                  Appendix I to Annex IV.

"Prepackaged Restructuring".......means the proposed financial restructuring of the Company pursuant to the Prepackaged Plan, as more fully described herein.

"Proposals".......................means collectively the (A) proposal to ratify Deloitte & Touche as independent
                                  auditors, (B) the Plan Proposal, and (C) the Restructuring Proposals.

"Proxy"...........................means the proxy card mailed to
                                  Stockholders together with the Proxy
                                  Statement/Prospectus which also serves as a Letter of Transmittal for the Stockholder.

"Proxy Statement/Prospectus"......means the Proxy Statement/Prospectus of the Company mailed to Stockholders in
                                  connection with the Stockholders'
                                  Meeting.

"Record Date".....................means _____ __, 1998.

"Registration Statement"..........means the Registration Statement on Form
                                  S-4 that the Company filed with the
                                  Commission under the Securities Act, with respect to the securities offered hereby.

"Reorganized Salant"..............means Salant Corporation, from and after consummation of the Prepackaged
                                  Restructuring.

"Restructuring"...................means the financial restructuring of the
                                  Company pursuant to either the Exchange
                                  Restructuring or the Prepackaged
                                  Restructuring, as the case may be.

"Restructuring Proposals".........means the proposals of the Board that are described herein (A) to approve the
                                  Charter Amendment, (B) to approve the
                                  Issuance, and (C) to elect new directors pursuant to the Election of the New Board.

"Reverse Split"...................means the ten-to-one reverse stock split of the Company's common stock to be
                                  effected pursuant to the Charter
                                  Amendment.

"Rights Plan".....................means the shareholder rights plan between the Company and Chase Manhattan Bank,
                                  N.A., as rights agent dated December 8,
                                  1987, as amended.

"Securities Act"..................means the Securities Act of 1933, as amended.

"Senior Notes"....................means the 10-1/2% Senior Secured Notes due December 31, 1998 of Salant that were issued pursuant to the Indenture.

"Series A Preferred Stock"........means the 50,000 shares of preferred stock designated as "Series A Junior
                                  Participating Preferred Stock" authorized pursuant to a resolution adopted by the Board on December 8, 1987, in connection with the Rights Plan.

"Solicitation"....................means the solicitation of Stockholders'
                                  acceptances of the Restructuring
                                  Proposals and the Prepackaged Plan, as
                                  contemplated under the Proxy
                                  Statement/Prospectus, or the solicitation of the Noteholders' acceptances of the Prepackaged Plan in connection with the Exchange Offer, as applicable.

"Stock Award and Incentive Plan"..means the Company's 1998 Stock Award and
                                  Incentive Plan, a copy of which is
                                  attached hereto as Annex III.

"Stockholders"....................means the holders of Old Common Stock.

"Stockholders' Meeting" ..........means the Annual Meeting of Stockholders of the Company to be held on _____ __,
                                  1998 at __:__ _.m., New York City time,
                                  at Fried, Frank, Harris, Shriver &
                                  Jacobson, One New York Plaza, New York,
                                  New York 10004.

"Three-Year Business Plan"........means the Company's Three-Year Operating
                                  Plan for 1998-2000.

"Trustee".........................means Bankers Trust Company, as trustee under the Indenture.

"Warrants"........................means the Warrants exercisable for shares of New Common Stock and issued in
                                  accordance with the Warrant Agreement.

"Warrant Agreement"...............means the Warrant Agreement under which the Warrants will be issued, a copy of
                                  which is attached hereto as Annex II.

"Warrant Shares"..................means shares of New Common Stock issued to holders of Warrants upon exercise of
                                  their Warrants.


                                  SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated by reference herein. Stockholders are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety. References herein to the "Company" shall, unless the context otherwise requires, refer to Salant Corporation and its operating subsidiaries.

                                THE COMPANY

     The Company, which was incorporated in Delaware in 1987, is the successor to a business founded in 1893 and incorporated in New York in 1919. The Company is a leading designer, manufacturer, importer and marketer of a broad line of men's apparel, neckwear and belts and children's sleepwear and underwear. The Company's corporate headquarters are located at 1114 Avenue of the Americas, New York, New York 10036, and its telephone number is (212) 221-7500. The Company's apparel products are sold under internationally recognized owned and licensed brand names, including PERRY ELLIS, MANHATTAN, JOHN HENRY AND JOE BOXER trademarks, as well as under retailers' private labels. The Company's collection of PERRY ELLIS menswear which includes collection sportswear, casual and dress shirts, slacks, jeans, neckwear and belts, is the Company's largest product offering. In Fiscal 1997, products sold under the PERRY ELLIS, PERRY ELLIS PORTFOLIO and PERRY ELLIS AMERICA brand names (the "Perry Ellis Trademarks") represented 44% of the Company's total Fiscal 1997 net sales.

     The Company's merchandise is sold throughout the United States to leading retailers, including Federated Department Stores, Inc., May Company, Dillards Department Stores, Dayton Hudson, Sears, Roebuck & Co., Wal-Mart, and K-Mart. The Company believes its relationships with a wide variety of leading retailers, design expertise, low-cost manufacturing operations and sourcing relationships allow it to participate in numerous areas of the men's apparel industry.

     For additional information concerning the Company and its business, financial position and operations, see "BUSINESS AND PROPERTIES OF THE COMPANY," "SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" each in Part A to the Exchange Restructuring Prospectus, attached to this Proxy Statement/Prospectus as Annex IV.

                      BACKGROUND OF THE RESTRUCTURING

     On February 22, 1985, Salant Corporation, a New York corporation ("Salant NY") and its two largest subsidiaries, Thomson Company, Inc. ("Thomson") and Obion Company, Inc. ("Obion"), filed with the Bankruptcy Court separate voluntary petitions for relief under Chapter 11 of title 11 of the Bankruptcy Code (Case Nos. 85-B-10229 (PBA) through 85-B-10231
(PBA), inclusive). Salant NY's other United States, Canada and Mexico subsidiaries did not seek relief under the Bankruptcy Code or other foreign insolvency laws, respectively. On May 19, 1987, the Bankruptcy Court issued an order confirming the Joint Chapter 11 Plan of Salant NY, Thomson and Obion (the "1987 Chapter 11 Plan"). The 1987 Chapter 11 Plan was consummated on June 2, 1987. On June 2, 1987, pursuant to the provisions of the 1987 Chapter 11 Plan, the assets and liabilities of Salant NY, Thomson and Obion were substantially consolidated, and Salant NY, Thomson and Obion and the inactive subsidiaries of Salant NY merged with a wholly-owned subsidiary of Salant NY. The Company is the surviving corporation of such merger.

     On June 27, 1990, the Company and its wholly-owned subsidiary, Denton Mills, Inc. ("Denton Mills"), each filed with the Bankruptcy Court a separate voluntary petition for relief under Chapter 11 of the Bankruptcy Code (Case Nos. 90-B-12037(CB) and 90-B-12038(CB)) (the "1990 Chapter 11
Case"). On July 30, 1993, the Bankruptcy Court issued an order confirming the Third Amended Joint Plan of Reorganization of the Company and Denton Mills (the "1993 Chapter 11 Plan"). The 1993 Chapter 11 Plan was consummated on September 20, 1993.

     Pursuant to the 1993 Chapter 11 Plan, on September 20, 1993, the Company issued the Senior Notes. While issuance of the Senior Notes facilitated the Company's emergence from Chapter 11, the Company, as a result, was capitalized with a significant amount of long-term debt. In connection with the formulation of the 1993 Chapter 11 Plan, management of the Company believed that, based upon projected operating results, the Company would be able to refinance the Senior Notes prior to their final maturity. The entire aggregate principal amount of the Senior Notes (which is currently in the aggregate amount of $104.879 million) becomes due on December 31, 1998. Since emerging from bankruptcy in September 1993, the Company has from time to time explored various strategies regarding its overall business operations and, in particular, various possible transactions that would result in a refinancing of its long-term debt obligations. In this connection, during the period from the beginning of Fiscal 1997 through the date of this Proxy Statement/Prospectus, including since the announcement of the proposed Restructuring on March 3, 1998, the Company has from time to time received informal indications of interest from various third parties to purchase all or a portion of the Company's businesses or assets. During this period, the Company's refinancing efforts have been significantly hampered by its inconsistent operating results and the fact that investors in the marketplace generally do not look favorably upon investing in highly-leveraged apparel companies.

     In the latter half of Fiscal 1997, the Company, working with the Company's various investment banking firms, the Board and management analyzed and assessed its financial situation and explored the availability of capital in both the private and public debt and equity markets for the purpose of recapitalizing the Company. The investment banking firms advised the Company that they did not believe that the Company could recapitalize by use of the capital markets, in light of the Company's past inconsistent operating performance, together with the reluctance of investors to invest in apparel companies suffering from high debt-to-equity ratios.

     The Company's unfavorable operating results continued throughout the fourth quarter of Fiscal 1997. Net sales for the fourth quarter of Fiscal 1997 were $116.4 million, a 1.1% increase from the comparable quarter in 1996, however, the Company's net losses amounted to $5.6 million (as compared to a net income of $6.1 million in 1996), and the loss from continuing operations before interest, income taxes and extraordinary gain was $2.4 million (as compared to $10.6 million of income from continuing operations before interest and income taxes for the same quarter of 1996). These results heightened the Company's concern that, absent a restructuring or other extraordinary transaction, it would be difficult for the Company to make the principal payment under its Senior Notes due on December 31, 1998 of $104.879 million. Moreover, during the fourth quarter of Fiscal 1997, the Company closed 42 of its retail outlets (representing all retail outlets other than the PERRY ELLIS outlet stores), determined to close one of its distribution centers and changed the sourcing of a portion of its PERRY ELLIS product line. While these changes were essential to streamline the Company by eliminating non-core businesses and correcting certain operational issues, these actions had a detrimental effect on the Company's earnings and profitability in Fiscal 1997. As a result, heading into fiscal year 1998, the Company was concerned that, in light of its inconsistent operating performance and the Company's inability to access the capital markets in order to refinance or retire its indebtedness under the Senior Notes, the Company's ability to maintain the support and confidence of its trade vendors was at risk. In that connection, the Company, in consultation with its financial advisors, decided that it needed to immediately address the Company's high level of indebtedness in order to avoid any permanent adverse effects on its business operations, future productivity and growth potential. In addition, as a result of the Company's performance during Fiscal 1997, as of January 3, 1998, the Company had failed to meet certain of the financial covenants contained in the Credit Agreement (the "CIT Financial Covenants"). In this connection, the Company reviewed the advisability of making the $5.5 million interest payment on the Senior Notes due and payable on March 2, 1998, with a view towards maximizing liquidity in order to appropriately fund operations during the pendency of the restructuring transactions. Commencing in December 1997, the Company began discussions with CIT regarding a possible restructuring of the Company's indebtedness under the Senior Notes (including various issues relating to the Company's failure to meet the CIT Financial Covenants and the upcoming March 1998 interest payment on the Senior Notes). The Company believed that, given the potential instability that is associated with any restructuring process, it would be most productive to adopt a strategy to maximize liquidity and thereby protect the total enterprise value of the Company. The Company also concluded that the Noteholders and the Stockholders would best be served by converting the Senior Notes into equity of the Company, thus allowing the Company to eliminate a significant portion of its debt and substantially improve its balance sheet.

     In furtherance of the Company's continuing efforts to deleverage, the Company approached Magten to discuss the possible terms and conditions of a restructuring of the indebtedness under the Senior Notes, including the Senior Notes held by Magten (the "Magten Notes"). In addition, in connection with the Company's efforts to restructure, the Company developed the Three-Year Business Plan. See RESTRUCTURING FINANCIAL CONSIDERATIONS -- "The Three-Year Business Plan." During the months of January and February 1998, the Company continued to actively discuss a restructuring of the Company with Magten and Apollo, the beneficial owner of 5,924,352 shares (the "Apollo Shares") of Old Common Stock, representing approximately 39.6% of the issued and outstanding shares. During this period, the Company continued its negotiations with CIT to ensure its support of the restructuring. These efforts culminated in the Letter Agreement.

     In connection with the discussions concerning the Restructuring by the parties, and in order to determine the allocation of the equity of the Company among the Stockholders and Noteholders upon consummation of the Restructuring, the parties assumed a total enterprise value for the Company of $185 million. The parties also assumed that the average outstanding balance under the Company's working capital facility for the post-restructured Company would be $60 million. Thus, the total net equity value of the Company, after giving effect to the Restructuring, was assumed to be $125 million. Neither the Company, Magten nor Apollo has expressed any opinion as to the accuracy of any of the foregoing assumptions, including, without limitation, the total enterprise value of the Company. Such assumptions were made solely for purposes of allocating the equity of the Company post-Restructuring among the Noteholders and Stockholders pursuant to the Restructuring and should not in any way be viewed as indicative of any party's opinion as to the total enterprise value of the Company.

     As a result of the foregoing assumptions and calculations, the parties agreed in the Letter Agreement that they would each support the Restructuring (subject to certain conditions), pursuant to which (i) Noteholders would receive 92.5% of the New Common Stock, which value would imply a distribution of equity to Noteholders valued at $110 million after giving effect to the conversion of the Senior Notes and after taking into consideration the value of the Warrants as determined below (which is approximately the aggregate outstanding amount under the Senior Notes - i.e., $104.879 million in aggregate principal amount and $5.5 million in accrued and unpaid interest as of March 2, 1998); and (ii) Stockholders would receive (a) 7.5% of the New Common Stock, which value would imply a distribution of equity to Stockholders valued at $8.9 million after taking into consideration the value of the Warrants as determined below, and (b) seven year Warrants representing the right to purchase 10% of the New Common Stock (on a fully diluted basis). Using the Black-Scholes option pricing formula, which incorporates such factors as the relationship of the underlying stock's price to the strike price of the Warrants and the time remaining until the Warrants expire, a value of $6.1 million is implied for the Warrants.

     On March 2, 1998, Magten, Apollo and the Company entered into the Letter Agreement setting forth the basic terms and conditions of the Restructuring. Pursuant to the Letter Agreement, the parties agreed, among other things, to support the Restructuring on the following terms: (i) the entire $104.879 million outstanding aggregate principal amount of, and all accrued and unpaid interest on, the Senior Notes would be converted into 92.5% of the Company's issued and outstanding New Common Stock, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, (ii) the Old Common Stock would be converted into 7.5% of the Company's issued and outstanding New Common Stock, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, plus Stockholders would receive seven year Warrants to purchase up to 10% of the Company's New Common Stock, on a fully diluted basis. In addition, pursuant to the Letter Agreement and in order to effect the Restructuring, the Company agreed to (a) effectuate the Reverse Split in order to "normalize" the post-restructuring trading of the New Common Stock by reducing the number of outstanding shares and, thus, increasing the per share stock price; (b) elect a new Board, consisting of between five and seven members and comprised of Mr. Jerald Politzer, as Chairman, between three and five members nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward, and one member nominated by the current Board; (c) enter into a registration rights agreement for the benefit of Noteholders who will hold 10% or more of the New Common Stock immediately after the occurrence of the Exchange Restructuring Date, on terms and conditions reasonably acceptable to Magten and the Company; (d) enter into a New Credit Agreement to replace the Company's existing working capital facility under the Credit Agreement on terms and conditions reasonably satisfactory to Magten and Apollo; (e) adjust all existing stock options and other equity based plans to reflect the Restructuring and/or adopt the Stock Award and Incentive Plan; and (f) amend the Company's existing Rights Plan to permit the Restructuring to be consummated without causing any rights thereunder to become exercisable as a result. Pursuant to the Letter Agreement, Magten agreed, among other things, to tender (or with respect to managed accounts, use its reasonable best efforts to cause to be tendered) all of the Magten Notes in acceptance of the Exchange Offer, provided that certain conditions were satisfied, including that (i) all applicable federal and state securities laws are complied with, and
(ii) the terms of the Exchange Offer and the remaining components of the Restructuring are consistent with the terms of the Exchange Offer and Restructuring as described in the Letter Agreement. In accordance with the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998.

     CIT agreed to support the Company's restructuring efforts under the Letter Agreement and, on March 2, 1998, the Company entered into the Forbearance Agreement with CIT, wherein CIT (i) waived certain existing financial covenant defaults under the Credit Agreement as of January 3, 1998, (ii) agreed to forbear until July 1, 1998 from exercising any of its rights and remedies under the Credit Agreement arising from the Company's failure to make the interest payment on the Senior Notes due and payable on March 2, 1998, (iii) agreed to continue making loans, advances and other financial accommodations to the Company, subject to the terms and conditions of the Forbearance Agreement, and (iv) agreed to amend certain provisions of the Credit Agreement, including an increase in the advance rate for revolving loans made pursuant to the Credit Agreement. In consideration for CIT's entering into the Forbearance Agreement, the Company agreed to pay CIT certain fees. See "BACKGROUND TO THE RESTRUCTURING -- The Waiver and Forbearance Under the Credit Agreement." Under the Forbearance Agreement, such agreement to forbear by CIT will terminate on July 1, 1998 or earlier upon the happening of: (a) the occurrence of any Event of Default (as defined in the Credit Agreement) (other than the Company's failure to make the March 2, 1998 interest payment on the Senior Notes); (b) the failure of the Company to execute and deliver to CIT before June 1, 1998, (i) a commitment letter executed by CIT providing for the agreement between CIT and the Company to enter into a new $135 million syndicated credit facility (in replacement of the financing and factoring arrangements provided by CIT pursuant to the Credit Agreement) on terms and conditions satisfactory to CIT or (ii) a copy of a commitment letter executed between another lender and the Company providing for a credit facility to the Company which by its terms provides for closing and funding thereof on or before July 1, 1998, and enabling the Company upon such closing and funding to simultaneously terminate the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement) and to satisfy in full all of its then existing Obligations (as defined in the Credit Agreement) to CIT; (c) the exercise of any right or remedy with respect to any of the Collateral (as defined in the Credit Agreement) by any holder of any Senior Notes or by the Trustee under the Indenture; or (d) the payment of any interest on the Senior Notes in respect of the Company's failure to make the March 2, 1998 interest payment or otherwise.

     In accordance with the Letter Agreement, Apollo entered into a Voting Agreement with the Company on April __, 1998, pursuant to which Apollo has agreed to vote all of the Apollo Shares in favor of each of the Restructuring Proposals and the Solicitation. See "BACKGROUND OF THE RESTRUCTURING -- The Voting Agreement." The Company's refinancing efforts during Fiscal 1997 included discussions with DDJ Capital Management, LLC ("DDJ") regarding a possible refinancing transaction. As of March 16, 1998, DDJ was the beneficial owner of 1,809,100 shares of Old Common Stock which represents approximately 12.1% of the issued and outstanding shares of Old Common Stock. In connection with these discussions, DDJ entered into a confidentiality agreement (the "DDJ Confidentiality Agreement") with the Company relating to DDJ's review of various materials relative to such proposed refinancing. The DDJ Confidentiality Agreement contained certain restrictions on the ability of DDJ to buy or sell shares of Old Common Stock. In accordance with the terms of the Letter Agreement, the Company requested that DDJ enter into a voting agreement with the Company similar to the Voting Agreement entered into with Apollo. DDJ, however, has informed the Company that it does not wish to enter into such a voting agreement. In addition, on or about March 3, 1998, DDJ requested that the Company terminate the restrictions on DDJ's ability to buy or sell shares of Old Common Stock set forth in the DDJ Confidentiality Agreement. On March 4, 1998, the Company granted this request by DDJ.


          THE EXCHANGE RESTRUCTURING AND PREPACKAGED RESTRUCTURING

Consideration Offered:

To Stockholders...............For each share of Old Common Stock,
                              Stockholders will be entitled to receive upon exchange (i) a certificate for one-tenth of one share of New Common Stock reflecting the ten-to-one reverse stock split (the "Reverse Split") and (ii) certificates for .14814815 Warrants. Each Warrant shall be exercisable for one share of New Common Stock. The Stockholders currently own 100% of the common equity of the Company in the form of the Old Common Stock. As of March 16, 1998, there were 14,964,608 shares of Old Common Stock issued and outstanding. Assuming all of the conditions to the Restructuring are fulfilled, the Exchange Restructuring will result in the Stockholders receiving, in exchange for their shares of Old Common Stock, an aggregate of 1,496,461 shares of New Common Stock after giving effect to the Reverse Split, constituting 7.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, shares of New Common Stock issued under the Old Plans). In addition, the Stockholders will receive, the Warrants, which represent the right to purchase up to 10% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (on a fully diluted basis). The Warrants would be exercisable for seven years from the date of the Exchange Restructuring and would be issued with an exercise price of $6.2648 per share, subject to adjustment. Should the Prepackaged Restructuring be consummated, the Stockholders will receive the same consideration as the Stockholders would receive in the Exchange Restructuring.

To Noteholders................For each $1,000 principal amount of Senior
                              Notes (plus accrued but unpaid interest), Noteholders will receive 175.977555 shares of New Common Stock. As a result of the Exchange Restructuring, as of the Exchange Restructuring Date, Noteholders will receive, in the aggregate, shares of New Common Stock equivalent to 92.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring, based on the number of outstanding shares of Old Common Stock as of the Record Date, and subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrants Shares, and in the case of the Exchange Restructuring only, shares of New Common Stock issued under the Old
                              Plans. The allocations of distributions of the New Common Stock under the Exchange Restructuring to the Noteholders will be pro rata based on the amount of the Noteholders' respective claims relating to the Senior Notes held by them. Noteholders will not be entitled to receive Warrants. Should the Prepackaged Restructuring be consummated, the Noteholders will receive the same consideration as the Noteholders would receive in the Exchange Restructuring.


                         SUMMARY DISTRIBUTION TABLE

                                                 NEW
                               EXISTING         COMMON
                               SECURITY          STOCK       WARRANTS
                               ---------        -------      --------

To Stockholders:
  Per 1,000 Shares.........        1,000            100     .14814815
  In Aggregate.............   14,964,608      1,496,461     2,216,979
To Noteholders:
   Per $1,000 Principal
   Face Amount of, and all        $1,000     175.977555            --
   accrued and unpaid
   interest through the
   Exchange Restructuring
   Date on, the Senior
   Notes...................
   In Aggregate............ $104,879,000     18,456,350            --


     For more information on consideration offered pursuant to the Restructuring, see the Exchange Restructuring Prospectus, attached hereto as Annex IV.

Expiration Date...............With respect to the Exchange Restructuring and the solicitation of acceptances of the
                              Prepackaged Plan, the term "Expiration Date" shall mean 5:00 p.m., New York City time, on ________, 1998, unless the Company, in its sole discretion, extends the Exchange Restructuring or solicitation period, in which case the term "Expiration Date" for the Exchange Restructuring or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended. See "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV, and "VOTING PROCEDURES AND REQUIREMENTS" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

Old Common Stock..............As of the Record Date, there were 30,000,000 shares of Old Common Stock authorized for issuance, of which 14,964,608 shares were issued and outstanding (or 1,496,461 shares of New Common Stock after the giving effect to the Reverse Split). As part of the Exchange Restructuring, Stockholders will be asked to consider and approve the Charter Amendment, the Issuance, the Stock Award and Incentive Plan and to elect new directors pursuant to the Election of the New Board. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. However, the approval of the Stock Award and Incentive Plan is not a condition to the consummation of the Restructuring. If the Prepackaged Restructuring is consummated, the Company expects that each of the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan. See "STOCKHOLDERS' MEETING" and "DISCUSSION OF THE PROPOSALS."

Conditions to Exchange
Restructuring.................The Company's obligation to accept Senior
                              Notes tendered pursuant to the Exchange
                              Restructuring is conditioned, among other things, on (a) the Minimum Tender Condition,
                              (b) approval by the Stockholders of each of the Restructuring Proposals, and (c) obtaining the waiver of certain provisions under the Company's licensing agreements with certain licensors to the Company, including, but not limited to, the Walt Disney Company and Perry Ellis International, Inc., and any other consents or waivers that the Company determines are necessary to effectuate the terms and conditions of the Exchange Restructuring. The Company has reserved the right to waive or seek the waiver of any one or more of these conditions but does not currently intend to waive or seek the waiver of any condition. Pursuant to the Letter Agreement, Magten's prior written consent is required for the Company to waive the Minimum Tender Condition. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting and/or the Minimum Tender Condition is not satisfied or waived, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court, then the Company intends to pursue confirmation of the Prepackaged Plan under Chapter 11 of the Bankruptcy Code and to attempt to use such acceptances to obtain confirmation of the Prepackaged Plan. See "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

Conditions to Prepackaged
Restructuring.................The Bankruptcy Code requires that the
                              Bankruptcy Court determine that the Prepackaged Plan complies with the requirements of Section 1129 of the Bankruptcy Code. Approval of two-thirds of the principal amount and a majority in number of the Noteholders voting on the Prepackaged Plan is required for the consummation of the Prepackaged Restructuring. See "SUMMARY OF THE PLAN" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

Certain Federal Income Tax
Considerations................In general, the receipt of New Common Stock and
                              Warrants by Stockholders pursuant to the Restructuring will not be a taxable event. Subject to certain exceptions described herein (see "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS"), the Company will realize cancellation of indebtedness income for Federal income tax purposes as a result of the Restructuring if the fair market value of the New Common Stock received by Noteholders pursuant to the Restructuring is less than the adjusted issue price (including any accrued but unpaid interest) of the Senior Notes. The Company has approximately $55 million of operating losses and net operating loss carryovers ("NOLs") which are available to offset any such cancellation of indebtedness income that may be recognized. In the event that the Restructuring is consummated by means of the Prepackaged Restructuring, such cancellation of indebtedness income would not be included in income for Federal income tax purposes. As a result of the Restructuring, the Company will undergo an "ownership change" for Federal income tax purposes and will be limited in its ability to use its NOLs and certain tax credit carryforwards to offset future taxable income. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

Shareholder Rights Plan.......The Rights Plan provides for a dividend distribution of one right (collectively, the "Rights") for each share of Old Common Stock to holders of record of the Old Common Stock at the close of business on December 23, 1997. With certain exceptions, the Rights will become exercisable only in the event that an acquiring party accumulates 20% or more of the Company's voting stock, or if a party announces an offer to acquire 30% or more of such voting stock.
                              In order to effectuate the terms of the
                              Restructuring, on [__________], 1998, the
                              Rights Plan was amended to provide that the Rights expire immediately prior to the consummation of the Restructuring. See "RIGHTS PLAN" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

Market and Trading Information:

Senior Notes..................The Senior Notes are traded in the over-the-counter market by certain dealers who from time to time are willing to make a market in such securities. Trading of the Senior Notes is, however, limited, and prices and trading volumes are not reported and are difficult to monitor. See "MARKET PRICES OF SENIOR NOTES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

Old Common Stock..............The Old Common Stock is currently traded on the
                              NYSE and is quoted on the NYSE under the symbol "SLT." See "MARKET PRICES OF OLD COMMON STOCK" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

New Common Stock..............The Company expects that the New Common Stock will be eligible for listing and will be listed for trading on the NYSE. However, there can be no assurance that the New Common Stock will be listed for trading on the NYSE. If the Company is unable to have the New Common Stock listed for trading on the NYSE upon consummation of the Restructuring, the Company will use its best efforts to cause all New Common Stock to be quoted on the National Market System (the "National Market System") of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or to be listed on another national securities exchange. However, there is no assurance that the Company would be successful in such efforts. See "RISK FACTORS -- Lack of Trading Market for Warrants and New Common Stock; Volatility; Potential De-Listing of the New Common Stock."

Warrants and Warrant Shares...Application will be made to list the Warrants and the Warrant Shares for trading on the NYSE. There can be no assurance that such application will be approved or that an active market for the Warrants or the Warrant Shares will develop or as to the prices at which they might be traded. If the Company is unable to have the Warrants or the Warrant Shares listed for trading on the NYSE upon consummation of the Restructuring, the Company will use its best efforts to cause the Warrants and/or the Warrant Shares to be quoted on the National Market System of NASDAQ or to be listed on another national securities exchange. However, there is no assurance that the Company would be successful in such efforts. See "RISK
                              FACTORS -- Lack of Trading Market for Warrants and New Common Stock; Volatility; Potential De-Listing of the New Common Stock."

Post-Restructuring Board......Each of the existing members of the Board has delivered to the Company a resignation letter resigning from the Board effective as of the Exchange Restructuring Date. In accordance with the Company's Certificate of Incorporation, by resolution of the Board, the number of directors has been fixed at [___________] effective as of the Exchange Restructuring Date. As provided for in the Letter Agreement, the new Board will consist of: (i) Mr. Jerald Politzer, the Chairman of the Board; (ii) between three and five members to be nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward prior to the commencement of the Solicitation; and (iii) one member designated by the current Board. As described above, as contemplated by the Letter Agreement, it is expected that Magten will provide the Company with its Board nominees prior to the commencement of the Solicitation. In addition, the current Board has designated Marvin Schiller to be the current Board's nominee to the new Board. See "INFORMATION REGARDING NOMINEES."

Depositary/Warrant
Agent.........................[            ] has been appointed as Depositary
                              with respect to the Old Common Stock for the Restructuring (the "Depositary") and as voting agent for the tabulation of proxies with respect to the Stockholders' Meeting and Ballots and Master Ballots from the Stockholders with respect to the Prepackaged Plan and as Warrant Agent with respect to the Warrants. Questions and requests for assistance may be directed to the Depositary at one of its addresses and telephone numbers set forth on the back cover of this Proxy Statement/Prospectus. See "ADVISORS AND REPRESENTATIVES."

Information Agent.............[            ] is serving as Information Agent
                              in connection with the Stockholders' Meeting and the solicitation of acceptances of the Prepackaged Plan (the "Information Agent").
                              Any questions regarding how to vote at the Stockholders' Meeting and on the Prepackaged Plan, and any requests for additional copies of the Proxy Statement/Prospectus, Letters of Transmittal, Proxies, Ballots or Master Ballots should be directed to the Information Agent at its address and telephone number set forth on the back cover of this Proxy
                              Statement/Prospectus.  See "ADVISORS AND
                              REPRESENTATIVES."

                  THE EXCHANGE OFFER AND PREPACKAGED PLAN

     See "THE EXCHANGE OFFER AND PREPACKAGED PLAN" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                    COMPARISON OF EXCHANGE RESTRUCTURING
                       AND PREPACKAGED RESTRUCTURING

     See "COMPARISON OF EXCHANGE RESTRUCTURING AND PREPACKAGED
RESTRUCTURING" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

     STOCKHOLDERS WHO COMPLETE A PROXY WITH RESPECT TO THE STOCKHOLDERS' MEETING SHOULD ALSO DULY COMPLETE AND SIGN A BALLOT IN ORDER TO VOTE ON THE PREPACKAGED PLAN.

                        PURPOSE OF THE RESTRUCTURING

     The purpose of the Restructuring is to help ensure the long-term viability and to contribute to the success of the Company by deleveraging the Company's capital structure. Specifically, in accordance with the Three-Year Business Plan developed by the Company, the Restructuring is designed to recapitalize the Company by converting all of the Company's long-term debt obligations under the Senior Notes (which, as of March 2, 1998, was $110.379 million, consisting of $104.879 million of principal amount, and $5.5 million of accrued interest on, the Senior Notes) into New Common Stock. Interest charges for the Company should be substantially reduced and stockholders' equity should be substantially increased as a result of the Restructuring. Upon consummation of the Restructuring, the Company will not have any long-term debt, other than the term loan portion of its working capital facility. This significantly lower debt-to-equity ratio should help the Company to achieve the objectives as described in the Three-Year Business Plan and make the Company more attractive to investors. The Company believes that by reducing the uncertainty surrounding its ability to pay or retire the Senior Notes which are due in their entirety on December 31, 1998, the Restructuring should maximize liquidity for the Company's business operations and thereby provide a platform for future growth and enhance the Company's total enterprise value. The Company further believes that by providing the Company with a deleveraged capital structure, the company that results from the Restructuring should be positioned favorably to withstand the normal market fluctuations in the highly volatile apparel industry.

     In addition, in contemplation of the Restructuring, the Company elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. Holders of at least 25% in the aggregate principal face amount of the Senior Notes may accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture. If such holders accelerate the indebtedness under the Senior Notes, the Company may be required to commence a proceeding under Federal bankruptcy law without having solicited acceptances for the Prepackaged Plan prior to the commencement of such proceeding. In addition, the Company's working capital lender, CIT, agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Credit Agreement, arising by virtue of the Company's failure to pay such interest on the Senior Notes. Failure to consummate the Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY ITS OBLIGATIONS UNDER THE SENIOR NOTES WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE CREDIT AGREEMENT AND/OR THE SENIOR NOTES OR AN ADDITIONAL CAPITAL INFUSION, AND IT IS UNLIKELY THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING OR ADDITIONAL CAPITAL INFUSION. IF THE COMPANY DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, THE COMPANY WILL CONSIDER ALL OTHER AVAILABLE FINANCIAL ALTERNATIVES, INCLUDING THE SALE OF ALL OR A PART OF THE COMPANY'S BUSINESSES, THE IMPLEMENTATION OF AN ALTERNATIVE RESTRUCTURING ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITHOUT A PRE-BANKRUPTCY ACCEPTED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE WOULD BE ON TERMS AS FAVORABLE TO NOTEHOLDERS AND STOCKHOLDERS AS THE RESTRUCTURING.

     For additional information on the purposes and effects of the Restructuring, see "PURPOSE OF THE RESTRUCTURING."

                                RISK FACTORS

     Under the Restructuring, the Stockholders would give up their shares of Old Common Stock in exchange for New Common Stock and Warrants. There are certain risks associated with the holding of New Common Stock and Warrants. Prior to deciding whether to (a) vote on the Restructuring Proposals and/or (b) vote on the Prepackaged Plan, each Stockholder should carefully consider all of the information contained in this Proxy Statement/Prospectus, especially the factors outlined below and described under "RISK FACTORS."

RISK FACTORS RELATING TO THE EXCHANGE RESTRUCTURING
AND THE PREPACKAGED RESTRUCTURING

     Stockholders should consider that (a) in the event that, for any reason, the Restructuring is not consummated, the Noteholders may accelerate the outstanding indebtedness under the Senior Notes, (b) upon completion of the Restructuring, the issuance of the New Common Stock will result in significant dilution of the existing equity interests of the Stockholders represented by the Old Common Stock, (c) there can be no assurances that an active market for the Warrants or the New Common Stock will develop, continue to exist, or the price of the Warrants or the New Common Stock will not be volatile, (d) the Company is currently highly leveraged and, once the Restructuring is consummated, the Company will have long-term indebtedness outstanding under the term loan portion of the Company's working capital facility, (e) economic, market or other conditions (including, but not limited to, the volatility of the men's apparel industry) have affected the Company's historical performance and may adversely affect cash flow, sales and profits in the future and there can be no assurance that such conditions will not adversely affect the Company's ability to meet its financial projections developed from the Three-Year Business Plan, (f) market forces, such as interest rates, affect the value of securities and are influenced by conditions beyond the Company's control, (g) the Company's capital expenditure levels assumed in preparation of the projected financial data contained herein may be inadequate to maintain the Company's long-term competitive position, (h) the Company is restricted in its ability, among other restrictions under the Credit Agreement, to declare and pay cash dividends on its common equity, and those and other restrictions should continue after consummation of the Exchange Restructuring under the New Credit Agreement, (i) if certain of the major suppliers, licensors, manufacturers and vendors that the Company currently deals with were to change the terms or credit limits or product availability that it currently extends to the Company, it could have a significant negative impact on the Company's sales, cash position and liquidity, (j) the Company is subject to the risk of increased competition, which could affect its sales volume, pricing and margins, (k) there are certain Federal income tax considerations with respect to the Restructuring, including the Company's net operating loss carryovers being reduced or subject to limitations on use, although such reduction or limitation would be greater under the Exchange Restructuring than under the Prepackaged Restructuring, and (l) the Company is not in compliance with the continuing listing requirements of the NYSE, and de-listing from the NYSE could adversely affect the liquidity of the market for their shares of New Common Stock and the Warrants.

ADDITIONAL RISK FACTORS RELATING TO THE PREPACKAGED RESTRUCTURING

     Stockholders should consider that (a) commencement of bankruptcy proceedings, even if only to confirm the Prepackaged Plan, could adversely affect the relationship between the Company and its subsidiaries, licensors, licensees, employees, customers and suppliers which, in turn, could adversely affect the Company's ability to complete the Solicitation or obtain confirmation of the Prepackaged Plan, (b) the Prepackaged Plan might not be confirmed by the Bankruptcy Court, even if all classes of impaired creditors and equity interest holders accept the Prepackaged Plan, and (c) there can be no assurance that the Bankruptcy Court will decide that the Disclosure Statement meets the disclosure requirements of the Bankruptcy Code.

     For a discussion of certain additional risk factors that should be considered in connection with voting on the Prepackaged Plan, see "RISK FACTORS" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                           STOCKHOLDERS' MEETING

Date, Time and Place of
Stockholders' Meeting.........The Stockholders' Meeting will be held at
                              Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004 on ________, 1998 at ____ __.m., New York City
                              time.

Record Date; Stockholders
Entitled to Vote; Quorum......Holders of record of Old Common Stock at the close of business on the Record Date will be entitled to vote at the Stockholders' Meeting. Stockholders will be entitled to one vote per share with respect to each of the Proposals.
                              On the Record Date there were 14,964,608 shares of Old Common Stock outstanding, of which there were [__] holders of record. The presence, either in person or by properly executed proxy, of the holders of a majority of the shares of Old Common Stock outstanding and entitled to vote is necessary to constitute a quorum at the Stockholders' Meeting.

Purpose of Stockholders'
Meeting.......................The purpose of the Stockholders' Meeting is for the Stockholders to consider and to vote on various Proposals to implement the Restructuring, including Proposals (i) to approve the Charter Amendment, (ii) to approve the Issuance, (iii) to approve the Plan Proposal, (iv) to elect new directors pursuant to the Election of the New Board;
                              (v) to ratify the appointment of Deloitte &
                              Touche as independent auditors to the
                              Company, and (vi) such other business as may properly come before the Stockholders' Meeting or any adjournments or postponements thereof. See "STOCKHOLDER'S MEETING, VOTING RIGHTS AND PROXIES." The Board has unanimously adopted a resolution proposing that the Company's Certificate of Incorporation be amended pursuant to the Charter Amendment to effect (i) a ten-to-one reverse stock split of the Company's outstanding shares of Old Common Stock, (ii) an increase in the number of shares of New Common Stock authorized. For the full text of the Charter Amendment, see "Discussion of the Proposals -- The Charter Amendment." The Charter Amendment is necessary to permit the Company to consummate the Exchange Restructuring on the terms contemplated by the Exchange Offer. In addition, assuming the aggregate market capitalization of the Company remains constant, the Reverse Split as implemented pursuant to the Charter Amendment should have the effect of increasing the trading price of the common stock of the Company from where it would otherwise trade in the absence of the Reverse Split. However, there can be no assurance that such an increase in the trading price will occur. The approval of the Stock Award and Incentive Plan by the Stockholders is necessary to provide appropriate incentives for those eligible to participate thereunder. The Board has also unanimously adopted resolutions approving the Issuance, the Stock Award and Incentive Plan and the election of the New Board. In connection with its consideration of the Restructuring, the Board received the E&Y Fairness Opinion. See "RESTRUCTURING FINANCIAL CONSIDERATIONS -- The Fairness Opinion." The approval of the Issuance and the Stock Award and Incentive Plan by the Stockholders may be required by the applicable rules of the NYSE. Each of the Restructuring Proposals is conditioned upon the approval by the Stockholders of each of the other Restructuring Proposals. The Stockholder votes with respect to the Issuance and the Election of the New Board will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will be effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. However, approval of the Stock Award and Incentive Plan is not a condition to the consummation of the Restructuring. If the Prepackaged Restructuring is required and a petition is filed under the Bankruptcy Code, the Company expects that the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan. See "DISCUSSION OF THE PROPOSALS."

Votes Required................Under the Delaware General Corporation Law (the
                              "DGCL") and the Company's Certificate of Incorporation, the Issuance, the Charter Amendment and the Plan Proposal must be approved by the affirmative vote of the holders of a majority of the voting power of the Old Common Stock represented at the Stockholders' Meeting. If the Restructuring is effected by means of the Exchange Restructuring, the new members of the Board to be elected at the Stockholders' Meeting must be elected by the affirmative vote of the holders of a plurality of the voting power of the Old Common Stock represented at the Stockholders' Meeting. Apollo, the beneficial owner of 5,924,352 shares, representing approximately 39.6% of the issued and outstanding shares of Old Common Stock, has entered into a Voting Agreement with the Company, dated April __, 1998, wherein Apollo has agreed to vote all of its shares of Old Common Stock in favor of the Charter Amendment, the Issuance, the Plan Proposal and the Election of the New Board. See "BACKGROUND OF THE RESTRUCTURING -- Voting Agreement." In accordance with the terms of the Letter Agreement, the Company also requested that DDJ, the beneficial holder of approximately 12.1% of the issued and outstanding shares of Old Common Stock, enter into a voting agreement with the Company similar to the Voting Agreement entered into with Apollo. DDJ, however, has informed the Company that it does not wish to enter into such a voting agreement. In addition, on or about March 3, 1998, DDJ requested that the Company terminate the restrictions on DDJ's ability to buy or sell shares of Old Common Stock set forth in the DDJ Confidentiality Agreement. On March 4, 1998, the Company granted this request by DDJ. As of the Record Date, the Company's executive officers and directors, as a group, beneficially owned approximately 492,721 shares of the outstanding Old Common Stock (exclusive of the Apollo Shares) representing 3.3% of the issued and outstanding shares of Old Common Stock. Such officers and directors have advised the Company that they intend to vote in favor of each of the Proposals. The Stockholder votes with respect to the Issuance and the Election of the New Board will not become effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. Even if each of the Restructuring Proposals is approved by the Stockholders, the Board has reserved the right to abandon the Charter Amendment and each other Restructuring Proposal in the event that any other condition to the Restructuring is not satisfied or waived, including, but not limited to, the Minimum Tender Condition. However, the Board intends to file the Charter Amendment with the Secretary of State of Delaware if the Exchange Restructuring is consummated.

Fairness Opinion..............On April 21, 1998, at the request of the Board,
                              E&Y delivered to the Board a written opinion that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by public Stockholders pursuant to the Restructuring is fair to public Stockholders from a financial point of view. E&Y subsequently delivered to the Board their written opinion that, as of the date of this Proxy Statement/Prospectus and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by public Stockholders pursuant to the Restructuring is fair to public Stockholders from a financial point of view. See "RESTRUCTURING FINANCIAL CONSIDERATIONS -- The Fairness Opinion." A copy of the E&Y Fairness Opinion is attached hereto as Annex I.

Dissenters' Rights............Stockholders will not be entitled to dissenters' rights or rights of appraisal in connection with the Charter Amendment, the Issuance, the Plan Proposal or the Election of the New Board.

Dilution......................Assuming 100% acceptance of the Exchange Offer, the Company expects to issue 18,456,350 shares of New Common Stock directly to exchanging Noteholders, 1,496,461 shares of New Common Stock directly to existing Stockholders, and Warrants to purchase 2,216,979 additional shares of New Common Stock (subject to adjustment) to existing Stockholders. Based on the number of shares of outstanding Old Common Stock as of the Record Date, the 18,456,350 shares issued directly to Noteholders will represent 92.5% of the total outstanding shares of New Common Stock immediately following consummation of the Exchange Restructuring, but subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, shares of New Common Stock issued under the Old
                              Plans. The Stockholders currently own 100% of the common equity of the Company in the form of the Old Common Stock. As of March 16, 1998, there were 14,964,608 of Old Common Stock issued and outstanding. Assuming all of the conditions to the Restructuring are fulfilled, the Exchange Restructuring will result in the Stockholders receiving, in exchange for their shares of Old Common Stock, after giving effect to the Reverse Split, an aggregate of 1,496,461 shares of New Common Stock, constituting 7.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares). As a result, upon consummation of the Exchange Restructuring, the equity interests of the Stockholders represented by the Old Common Stock, as a percentage of the total number of outstanding shares of the common stock of the Company, will be significantly diluted from 100% of the Old Common Stock to 7.5% of the New Common Stock (subject to further dilution as a result of the issuance of Shares of New Common Stock under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, shares of New Common Stock issued under the Old Plans). Consummating the Prepackaged Plan will have the same dilutive effect. See "PURPOSE OF THE RESTRUCTURING" and "RISK FACTORS."

                 VOTING PROCEDURES FOR THE PREPACKAGED PLAN

     For a description of the voting procedures for the Prepackaged Plan, see "VOTING PROCEDURES AND REQUIREMENTS" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                          DESCRIPTION OF WARRANTS

     The following is a brief description of certain provisions of the Warrants. The Warrants will be issued under the Warrant Agreement, to be dated on or about the Exchange Restructuring Date, between the Company and the Warrant Agent (as defined herein). The following description of such provisions does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions of the Warrant Agreement, a copy of which is attached hereto as Annex II, pursuant to which such securities will be issued. See "DESCRIPTION OF WARRANTS" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV, and the Form of Warrant Agreement, attached hereto as Annex II.

Issue.........................Upon consummation of the Exchange
                              Restructuring, up to 2,216,979 Warrants will be issued to Stockholders which, after giving effect to the Reverse Split, will represent the right to purchase 10% of the issued and outstanding shares of New Common Stock (on a fully diluted basis). Each Warrant will be exercisable for a period of seven years from the Exchange Restructuring Date and shall be exercisable for one share of New Common Stock, subject to adjustment.

Exercise Price................Each Warrant will be exercisable at the
                              "Exercise Price" of $6.2648 per share of New
                              Common Stock. The Exercise Price and the number of shares of new Common stock purchasable upon exercise of the Warrants are both subject to adjustment in certain cases referred to below. Stockholders will receive, for each share of Old Common Stock, .14814815 Warrants exercisable, in the aggregate and based upon the number of shares of Old Common Stock issued and outstanding as of the Record Date, for 2,216,979 shares of New Common Stock, constituting 10% of the issued and outstanding shares of New Common Stock immediately after giving effect to the Exchange Restructuring (on a fully diluted basis).

No Rights Generally
as Stockholders...............No holder of Warrants will be entitled to any rights generally as a Stockholder of the Company unless and until such holder has obtained shares of New Common Stock upon the exercise of the Warrants for New Common Stock. Stockholders will not be entitled to receive Warrants unless and until they exchange their Old Common Stock for New Common Stock.

Adjustment of Exercise
Price and Number of Shares
of New Common Stock
Obtainable Upon Exercise......The number of shares of New Common Stock obtainable upon exercise of each Warrant, and correspondingly the Exercise Price, will be proportionately adjusted pursuant to standard antidilution provisions at any time the Company pays stock dividends, subdivides, combines or reclassifies its New Common Stock; distributes evidences of indebtedness or assets of the Company, or rights for such assets; issues New Common Stock for less than market value; issues options, warrants or other securities convertible for New Common Stock for less than market value; or effects similar dilutive transactions.

                     DESCRIPTION OF NEW CREDIT AGREEMENT

     The Company intends to enter into a New Credit Agreement, effective as of the Exchange Restructuring Date, with either CIT or another working capital lender, which will replace the Company's current working capital facility under the Credit Agreement. The Company has received and is currently reviewing proposals for a New Credit Agreement which have been submitted by CIT as well as various other prospective lenders. Based upon the proposals that have been received by the Company as of the date of this Proxy Statement/Prospectus, the Company expects that it will be able to obtain a new working capital facility under a New Credit Agreement as of the Exchange Restructuring Date which contains terms and conditions significantly more favorable than those currently existing under the Credit Agreement with CIT.

     The Company currently anticipates no difficulty in obtaining the credit facility under a New Credit Agreement on satisfactory terms on or prior to the Exchange Restructuring Date. The Company further believes that the financing available pursuant to such facility should be adequate to permit the Company to operate its business in accordance with the Three-Year Business Plan. However, there is no assurance that such facility will be obtained in light of, among other things, the possibility of the occurrence of potentially materially adverse conditions in the private and public capital and/or debt markets and potentially materially adverse operating results for the Company. Under the Letter Agreement, the credit facility under the New Credit Agreement must be on terms and conditions reasonably satisfactory to Magten, Apollo and the Company.

                DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT

     In connection with the Restructuring, the Company will also enter into, on the Exchange Restructuring Date, a registration rights agreement in the form of Exhibit B to Appendix I to Part B of the Exchange Restructuring Prospectus, attached hereto as Annex IV (the "Registration Rights Agreement"). Under the terms and conditions of the Registration Rights Agreement, the Company must use commercially reasonable efforts to register the New Common Stock pursuant to a "shelf registration," and to keep such shelf registration continuously effective for three years (subject to a two-year extension of such period to the extent that a registration statement on Form S-3 is available to the Company at the end of such initial three year period), subject to the right to suspend the use of the prospectus constituting part of such registration statement for designated corporate purposes. Thereafter, holders who did not resell New Common Stock during the three-year period, but whose resales would have been covered by the registration statement, will be entitled to exercise, over a two-year period, up to three demand registrations and will be entitled to piggyback registration rights as well during such period. In the event that the shelf registration does not become effective within one hundred days after the date that the registration statement is filed, holders of the New Common Stock whose resales would have been covered by the registration statement will be entitled to exercise, over a two-year period, up to four demand registrations and will be entitled to piggyback registration rights as well during such period.

                         DESCRIPTION OF RIGHTS PLAN

     The Company is a party to a shareholder rights plan, dated December 8, 1987, as amended on December 10, 1997 (the "Rights Plan"), which provides for a dividend distribution of one right (collectively, the "Rights") for each share of Old Common Stock to holders of record of the Old Common Stock at the close of business on December 23, 1997. With certain exceptions, the Rights will become exercisable only in the event that an acquiring party accumulates 20 percent or more of the Company's voting stock, or if a party announces an offer to acquire 30 percent or more of such voting stock. Each Right, when exercisable, will entitle the holder to buy one-hundredth of a share of the Company's Series A Preferred Stock at a price of $30 per right or, upon the occurrence of certain events, to purchase either common stock of the Company or shares in an Acquiring Entity (as defined in the Rights
Plan) at half the market value thereof. The Company will generally be entitled to redeem the Rights at a redemption price of $0.03 per Right at any time until the 10th day following the acquisition of a 20 percent position in its shares of Old Common Stock. In July 1993, the Rights Plan was amended to provide that an acquisition or offer by Apollo, or any of Apollo's Subsidiaries (as defined in the Rights Plan), will not cause the Rights to become exercisable. Pursuant to the December 10, 1997 amendment to the Rights Plan, the expiration date of the Rights was extended to December 23, 2002. On [__________], 1998, in connection with the Restructuring, consistent with the terms of the Letter Agreement, the Company amended the Rights Plan to provide, among other things, that the Rights will expire under the Rights Plan immediately prior to the consummation of the Restructuring.

           SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

       (Amounts in thousands except share, per share and ratio data)


     Set forth below are summary consolidated historical financial data of the Company. The summary financial data for each of the years in the five-year period ended January 3, 1998 have been derived from the audited Consolidated Financial Statements of the Company. The data presented below is qualified by, and should be read in conjunction with, the Consolidated Financial Statements and related notes thereto, and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV. The Company's fiscal year ends on the Saturday closest to December 31.

                                    FOR THE FISCAL YEAR ENDED
                       --------------------------------------------------------

                           JAN. 3,   DEC. 28,    DEC. 30,    DEC. 31,    JAN. 1,
                             1998       1996        1995       1994       1994
                         (53 WEEKS)  (52 WEEKS) (52 WEEKS) (52 WEEKS) (52 WEEKS)
-------------------------------------------------------------------------------

FOR THE YEAR ENDED:

CONTINUING OPERATIONS:

 Net Sales.................$396,832    $417,711   $485,825   $398,990  $379,012
 Restructuring
 costs(a).................. (2,066)    (11,730)    (3,550)          -   (5,500)
 Income/(loss) from
 continuing operations.....(10,722)     (8,958)      (362)      3,398     7,865

DISCONTINUED OPERATIONS:
 Loss from operations,
   net of income taxes..... (8,136)       (365)      (136)    (9,530)     (638)
 Estimated loss on
 disposal, net of
   income taxes............ (1,330)           -          -    (1,796)         -
 Reversal of estimated
 loss on disposal,
   net of income taxes.           -           -          -          -    11,772
 Extraordinary gain (b)       2,100           -      1,000         63    24,707
 Net income/(loss)(a)..... (18,088)     (9,323)        502    (7,865)    43,706

BASIC EARNINGS/(LOSS)
PER SHARE:
 Earnings/(loss) per
 share from
 continuing
 operations before
   extraordinary gain..... $ (0.71)    $ (0.60)   $ (0.02)   $   0.23  $   1.18
 Earnings/(loss) per
 share from
 discontinued
   operations..............  (0.62)      (0.02)     (0.01)     (0.76)      1.68
 Earnings per share
 from extraordinary
   gain................        0.14           -       0.06          -      3.72
 Basic earnings/(loss)
   per share (a) .........   (1.19)      (0.62)       0.03     (0.53)      6.58

DILUTED EARNINGS/(LOSS)
PER SHARE:
 Earnings/(loss) per
 share from
 continuing
 operations before
   extraordinary gain..... $ (0.71)    $ (0.60)   $ (0.02)   $  0.23       1.10
 Earnings/(loss) per
 share from
 discontinued
   operations.............   (0.62)      (0.02)     (0.01)     (0.76)      1.57
 Earnings per share
 from extraordinary
   gain...................     0.14           -       0.06          -      3.48
 Diluted
 earnings/(loss) per
   share (a)                 (1.19)      (0.62)       0.03     (0.53)      6.15

CASH DIVIDENDS PER SHARE          -           -          -          -         -

WEIGHTED AVERAGE SHARES:
 Shares used in
 computing
 Primary Earnings Per
   Share                     15,139      15,078     15,008     14,954     6,638
                           ----------------------------------------------------
 Add - Common stock             (d)         (d)        110        (d)       465
 equivalents

                           ----------------------------------------------------
 Shares used in computing
   Diluted Earnings Per
   Share                     15,139      15,078     15,118     14,954     7,103

AT YEAR END:
 Current assets........    $ 148,89    $  150,9   $  163,7   $ 172,23  $161,375
 Total assets..........     233,377     235,251    253,970    266,157   251,946
 Current liabilities (c)    185,692      59,566     61,704     71,104    44,427
 Long-term debt (c)....          --     106,231    110,040    109,908   111,851
 Deferred liabilities..       5,382       8,863     11,373     13,479    16,766
 Working                   (36,793)      91,420    102,095    101,130   116,948
 capital/(deficiency)
 Current ratio.........       0.8:1       2.5:1      2.7:1      2.4:1     3.6:1
 Shareholders' equity..    $  42,30    $ 60,591   $ 70,853   $ 71,666  $ 78,902
 Book value per share..    $   2.79    $   4.01   $   4.71   $   4.78  $   5.34
 Number of shares            15,170      15,094     15,041     15,008    14,781
 outstanding.........
 ----------------------


(a) Includes, for the year ended January 3, 1998, a provision of $2,066 (14 cents per share; tax benefit not available) for restructuring costs principally related to (i) $3,530 related to the decision in the fourth quarter to close all retail outlet stores other than Perry Ellis outlet stores and (ii) the reversal of previously recorded restructuring provisions of $1,464, primarily resulting from the settlement of liabilities for less than the carrying amount, resulting in the reversal of the excess portion of the provision; for the year ended December 28, 1996, a provision of $11,730 (78 cents per share; tax benefit not available) for restructuring costs principally related to (i) the write-off of goodwill and the write-down of other assets for a product line which has been put up for sale, (ii) the write-off of certain assets and accrual for future royalties for a licensed product line and (iii) employee costs related to closing certain facilities; for the year ended December 30, 1995, a provision of $3,550 (24 cents per share; tax benefit not available) for restructuring costs principally related to (i) fixed asset write-downs at locations to be closed and (ii) inventory markdowns for discontinued product lines; and for the year ended January 1, 1994, a provision of $5,500 (Basis loss per share of 83 cents; tax benefit not available) for restructuring costs principally related to the costs incurred in connection with the closure of certain unprofitable operations, including (i) inventory markdowns associated with those product lines and (ii) fixed asset write-downs at closed locations.

(b) Includes, for the year ended January 3, 1998, a gain of $2,100 (14 cents per share) related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Chapter 11 proceeding; for the year ended December 30, 1995, a gain of $1,000 (6 cents per share) related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Chapter 11 proceeding; for the year ended December 31, 1994, a gain of $63 (no per share effect) related to the purchase and retirement of a portion of the Senior Notes at a price below the principal amount thereof; and for the year ended January 1, 1994, a gain of $24,707 (basic earnings per share of $3.72) related to the settlement and anticipated settlement of claims arising from the Chapter 11 proceeding.

(c) At January 3, 1998, long-term debt of $104,879 has been classified as a current liability. See Note 1 to the Consolidated Financial Statements at page F-6 of the Company's Registration Statement on Form S-4 of which this Proxy/Statement/Prospectus is a part.

(d) Common stock equivalents have not been included in these periods as their inclusion wold be anti-dilutive to the calculation.


                               CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of January 3, 1998 and the unaudited pro forma consolidated capitalization of the Company after giving effect to the Exchange Restructuring as if the Exchange Restructuring had occurred on January 3, 1998. This table should be read in conjunction with the "Summary Historical Consolidated Financial Information", "Unaudited Pro Forma Financial Statements" and the financial statements and the notes thereto included elsewhere in this Registration Statement.

                                                                    (UNAUDITED)
                                                      JANUARY 3, 1998
                                               --------------------------------
                                                   ACTUAL         PRO FORMA
                                               -------------    ---------------
                                                     ($ IN THOUSANDS)

Cash and cash equivalents.......................   $   2,215       $  2,215
                                                   =========       ========
Long-term debt, including current portion:

  Senior Notes..................................   $ 104,879       $     --
                                                    --------       --------

     Total long-term debt.......................     104,879             --
Stockholder's equity:
  Common stock..................................      15,405         20,227
  Additional paid-in capital....................     107,249        209,969
  Deficit.......................................    (75,235)       (81,202)
  Excess of additional  pension
  liability  adjustment over
  unrecognized prior service cost...............     (3,508)        (3,508)
  Accumulated foreign currency
   translation adjustment.......................           6              6
  Less-treasury stock, at cost-234 shares.......     (1,614)             --
                                                   ---------       --------
     Total stockholder's equity.................      42,303        145,492
                                                  ----------       --------
        Total capitalization....................   $ 147,182       $145,492
                                                   =========       ========



                                RISK FACTORS

     Investment in the New Common Stock and Warrants involves a high degree of risk. Prior to deciding whether to (a) participate in the Exchange Offer and/or (b) vote to accept the Prepackaged Plan, each Stockholder should carefully consider all of the information contained in this Prospectus, especially the factors described in the following paragraphs.

RISK OF NONCONSUMMATION OF THE RESTRUCTURING

     If holders of at least 25% in aggregate principal face amount of the Senior Notes accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture, such an acceleration of the outstanding indebtedness under the Senior Notes could result in the Company becoming subject to a proceeding under the Federal bankruptcy laws. As contemplated by the terms of the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. However, there is no assurance that the holders of 25% or more in principal amount of the Senior Notes will not decide to accelerate the outstanding indebtedness under the Senior Notes prior to consummation of the Restructuring or if the Stockholders fail to approve the Restructuring.

COMPANY RESULTS OF OPERATIONS SUBJECT TO VARIABLE INFLUENCES; INTENSE
COMPETITION

     The Company's business is sensitive to changes in consumer spending patterns, consumer preferences and overall economic conditions. The Company is also subject to fashion trends affecting the desirability of its merchandise. The apparel industry in the United States is highly competitive and characterized by a relatively small number of multi-line manufactures (such as the Company) and a large number of specialty manufacturers. The Company faces substantial competition in its markets from manufacturers in both categories. Many of the Company's competitors have significantly greater financial resources than the Company. The Company also competes for private label programs with the internal sourcing organizations of its own customers. The Company's future performance will be subject to such factors, most of which are beyond its control, and there can be no assurance that such factors would not have a material adverse effect on the Company's results of operations and financial condition.

DILUTION

     Upon completion of the Exchange Offer or the Prepackaged Plan, as applicable, the Company will issue 18,456,350 shares of New Common Stock directly to exchanging Noteholders and 1,496,461 shares of New Common Stock to Stockholders, and will reserve 2,216,979 shares of New Common Stock for issuance upon exercise of the Warrants. The issuance of 18,456,350 shares to Noteholders upon the Issuance will result in a significant dilution of the existing equity interests of the Stockholders (as a percentage of outstanding shares of common stock) which could adversely affect the market price and the value of the New Common Stock. Immediately following the consummation of the Exchange Restructuring or the Prepackaged Restructuring, as applicable, the 18,456,350 shares issued directly to Noteholders will, after giving effect to the Restructuring, represent 92.5% of the total outstanding shares of New Common Stock, excluding the Warrant Shares based on the number of shares of Old Common Stock outstanding as of the Record Date. Upon consummation of the Restructuring, Stockholders will receive, for each share of Old Common Stock held, .14814815 Warrants with an exercise price of $6.2648 per share (subject to adjustment). Based upon the current market price of the Old Common Stock (after giving effect to the Reverse Split), the Warrants may be "out of the money" immediately following the Restructuring, and no assurance can be made that the Warrants will ever be "in the money." If all Warrants are exercised, the percentage of New Common Stock held by exchanging Noteholders would be reduced from 92.5% to 83.25%, and the percentage of New Common Stock held by Stockholders would be reduced from 7.5% to 6.75% (assuming that none of the Warrants are held by the Stockholders at the time the Warrants are exercised). See "PURPOSE OF THE RESTRUCTURING." In addition, there can be no assurance that the Company will not need to issue additional Common Stock in the future in order to achieve its business plan or if it does not achieve its projected results, which could lead to further dilution to holders of the Company's Common Stock.

LIMITATION ON USE OF NET OPERATING LOSSES

     As a result of the receipt by Noteholders of New Common Stock in exchange for the Senior Notes pursuant to the Restructuring, the Company will undergo an "ownership change" for Federal income tax purposes. Accordingly, the Company will be limited in its ability to use its net operating loss carryovers and certain tax credit carryforwards to offset future taxable income. Under the Exchange Restructuring, the limitation imposed upon the Company's use of its net operating loss carryovers would be more restrictive than under the Prepackaged Restructuring. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

LACK OF TRADING MARKET FOR WARRANTS AND NEW COMMON STOCK; VOLATILITY; POTENTIAL DE-LISTING OF THE NEW COMMON STOCK

     There can be no assurance that an active market for the Warrants and/or the New Common Stock will develop or, if any such market does develop, that it will continue to exist. Further, the degree of price volatility in any such market that does develop may be significant. Accordingly, no assurance can be given as to the liquidity of the market for any of the Warrants and/or the New Common Stock or the price at which any sales may occur.

     The Company has fallen below the continued listing criteria of the NYSE for net tangible assets available to common stock together with average net income after taxes for the past three years. The Company has requested that the NYSE waive compliance with such test until consummation of the Restructuring. There can be no assurance, however, that the NYSE will waive compliance with such test. If the common stock of the Company were de-listed, there could be an adverse effect on the liquidity of the market for such common stock. Should the Restructuring be consummated, the Company expects to be in full compliance with all of the NYSE's requirements for continued listing on the NYSE. See "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

     The Company expects that the New Common Stock and the Warrants will be eligible for listing and will be listed for trading on the NYSE. There can be no assurances, however, that the New Common Stock and/or the Warrants will be listed for trading on the NYSE. If the Company is unable to have the New Common Stock and Warrants listed for trading on the NYSE upon consummation of the Restructuring, the Company will use its best efforts to cause all New Common Stock and Warrants to be quoted on the National Market System of the NASDAQ or to be listed on another national securities exchange. However, there is no assurance that the Company would be successful in such efforts.

POSSIBLE VOLATILITY OF STOCK PRICE; EFFECT OF RESTRUCTURING ON STOCK PRICE

     Since March 3, 1998, the market price of the Old Common Stock has experienced some degree of volatility. There can be no assurance that such volatility will not continue for the New Common Stock or become more pronounced. In addition, the stock market has recently experienced, and is likely to experience in the future, significant price and volume fluctuations which could materially adversely effect the market price of the New Common Stock without regard to the operating performance of the Company. The Company believes that factors such as the Restructuring, quarterly fluctuations in the financial results of the Company or its competitors and general conditions in the industry, the overall economy, the financial markets and other risks described herein could cause the price of the New Common Stock to fluctuate substantially.

CONCENTRATED OWNERSHIP OF NEW COMMON STOCK

     Following consummation of the Restructuring, the ownership of the New Common Stock will likely be significantly more concentrated than was the ownership of the Old Common Stock. Assuming that the current holders of the Senior Notes do not significantly change prior to the consummation of the Restructuring, the Company will be controlled by a few stockholders who are the current holders of the Senior Notes. These holders of New Common Stock may seek to influence the direction of the Company. For instance, following consummation of the Restructuring, Magten will own in excess of 60% of the issued and outstanding shares of New Common Stock. As a result, Magten may have the ability to control the Company's management, policies and financing decisions, to elect a majority of the members of the Company's Board and to control the vote on all matters coming before the stockholders of the Company. Pursuant to the Letter Agreement, the Company has agreed that three to five out of seven to nine members of the initial new Board members will be nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward, for election to the Board following the Restructuring. See "INFORMATION REGARDING NOMINEES." The Company does not have complete information regarding the beneficial ownership of the Senior Notes and is not aware of any agreement among Noteholders to seek to influence the direction of the Company or to otherwise act in concert following the Restructuring. There can be no assurance, however, that no such agreements exist.

ABSENCE OF AND/OR RESTRICTION ON DIVIDENDS

     The Company did not pay any dividends on the Old Common Stock in 1995, 1996 or 1997 and does not anticipate paying dividends on the New Common Stock at any time in the foreseeable future. Moreover, the Credit Agreement places restrictions on the Company's ability to declare or pay cash dividends on the Old Common Stock and the Company believes that the New Credit Agreement will similarly restrict the payment of dividends on the New Common Stock. For a description of the limitations contained in the Credit Agreement, see "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

HISTORY OF LOSSES; EFFECT OF TRANSACTION

     Although the Company was profitable for the fiscal year ended December 30, 1995, for the fiscal years ended December 31, 1994, December 28, 1996 and January 3, 1998, the Company reported net losses of $7,865,000, $9,323,000 and $18,088,000, respectively. The net losses were primarily attributable to the write-off of goodwill, the write-down of other assets, facility shut-downs and the closure of certain unprofitable operations. There can be no assurance that the Company will regain its profitability, or have earnings or cash flow sufficient to cover its fixed charges. See "SALANT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS" at F-2 to the Company's Registration Statement on Form S-4 of which this Proxy Statement/Prospectus is a part.

CASH FLOW FROM OPERATIONS

     During the fiscal years ended December 28, 1996 and January 3, 1998, the Company had positive cash flow from operating activities of $17.1 million and negative cash flow from operating activities of $9.8 million, respectively. The fiscal 1996 figure reflects a $17.5 million reduction in inventories due to improved inventory management, and the effects of the implementation of a strategic business plan for the men's apparel group. The lower inventory balance was partially offset by an increase in accounts receivable, due to changes in the Company's factoring arrangements with CIT which reduced the amount of accounts receivable sold to CIT and the related factoring costs. The Fiscal 1997 figure reflects an operating loss of $10.7 million and an increase in accounts receivable of $5.7 million, offset by non-cash charges, such as depreciation and amortization, of $8.9 million.

     The Company's principal sources of liquidity, both on a short-term and a long-term basis, are cash flow from operations and borrowings under the Credit Agreement. Based upon its analysis of its consolidated financial position, its cash flow during the past twelve months and the cash flow anticipated from its future operations, the Company believes that its future cash flows together with funds available under the Credit Agreement should be adequate to meet the financing requirements it anticipates during the next twelve months provided that the Company consummates the Restructuring and secures a New Credit Agreement. See "DESCRIPTION OF NEW CREDIT AGREEMENT." There can be no assurance, however, (i) that the Company will consummate the Restructuring, (ii) that the Company will obtain a New Credit Agreement on favorable terms, or (iii) that future developments and general economic trends will not adversely affect the Company's operations and, hence, its anticipated cash flow.

DECLINES IN NET SALES AND GROSS PROFITS

     Sales of men's apparel decreased by $18.9 million, or 5.5%, in Fiscal 1997. This decrease resulted from (a) a $12.4 million reduction in sales of men's slacks, of which $8.4 million reflected the elimination of unprofitable programs and the balance was primarily due to operational difficulties experienced in the first quarter of Fiscal 1997 related to the move of manufacturing and distribution out of the Company's facilities in Thomson, Georgia, (b) a $5.7 million reduction in sales of men's sportswear, which included a $16.7 million reduction for the elimination of the company's JJ. FARMER and MANHATTAN sportswear lines, as offset by an $11.0 million increase in sales of PERRY ELLIS sportswear product, (c) a $5.1 million decrease in sales of men's accessories, primarily due to the slow-down of the novelty neckwear business and (d) a $4.7 million reduction in sales of certain dress shirt lines, which reflected the elimination of unprofitable businesses. These sales decreases were partially offset by a $9.5 million increase in sales of PERRY ELLIS dress shirts due to the addition of new distribution and the continued strong acceptance of these products by consumers. The total sales reduction attributable to the elimination of unprofitable programs was $29.8 million. Sales of children's sleepwear, underwear and sportswear increased by $3.4 million, or 7.5%, in Fiscal 1997. This increase was primarily a result of the continuing expansion of the Joe Boxer children's product lines. Sales of the retail outlet stores division decreased by $5.4 million, or 19.8%, in Fiscal 1997. This decrease was due to (i) a decrease in the number of stores in the first 10 months of Fiscal 1997 and (ii) the decision in November 1997 to close all non-PERRY ELLIS outlet stores. The Company ceased to operate the non-PERRY ELLIS outlet stores in November 1997.

     The gross profit margin of the children's sleepwear and underwear segment declined as a result of (i) slowdown in sales of certain licensed products, requiring a greater percentage of off-price sales, as well as an increase in discounts and allowances, (ii) an increase in reserves for remaining inventory and (iii) higher distribution and product handling costs. The gross profit of the retail outlet stores decreased primarily as a result of inventory markdowns of $1.6 million (7.3% of net sales) related to the closing of the non-PERRY ELLIS stores. Excluding these inventory markdowns, the gross profit margin increased as a result of a decrease in the transfer prices (from a negotiated rate to standard cost) charged to the retail outlet stores for products made by other divisions of the Company.

RETAIL ENVIRONMENT

     The retail industry has experienced significant consolidation and other ownership changes resulting in a decrease in the number of retailers. In addition, various retailers, including some of the Company's customers, have experienced declines in revenue and profits in recent periods and some have been forced to file for protection under the federal bankruptcy laws. In the future, other retailers in the United States and in foreign markets may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry the Company's products or increase the ownership concentration within the retail industry. There can be no assurance that such changes would not have a material adverse effect on the Company's results of operations and financial condition.

APPAREL INDUSTRY CYCLES AND OTHER ECONOMIC FACTORS

     The apparel industry historically has been subject to substantial cyclical variations, with consumer spending on apparel tending to decline during recessionary periods. A decline in the general economy or uncertainties regarding future economic prospects may affect consumer spending habits, which, in turn, could have a material adverse effect on the Company's results of operations and financial condition.

SEASONALITY AND FASHION RISK

     The Company's principal products are organized into seasonal lines for resale at the retail level during the Spring, Fall and Holiday seasons. Typically, the Company's products are designed as much as one year in advance and manufactured approximately one season in advance of the related retail selling season. Accordingly, the success of the Company's products is often dependent on the ability of the Company to successfully anticipate the needs of the Company's retail customers and the tastes of the ultimate consumer up to a year prior to the relevant selling season. In addition, the Company experiences seasonal fluctuations in its net sales and net income, with a disproportional amount of the Company's net sales and a majority of its net income typically realized during the fourth quarter. Net sales and net income are generally weakest during the first quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the Company's ability to source, manufacture and distribute its products.

DEPENDENCE ON CERTAIN CUSTOMERS AND LICENSEES; EFFECT OF RESTRUCTURING ON
LICENSES

     Certain of the Company's customers, including some under common ownership, have accounted for significant portions of the Company's gross revenues.

     In Fiscal 1997, approximately 17% of the Company's net sales were made to Sears, Roebuck & Co. ("Sears"), approximately 11% of the Company's net sales were made to Federated Department Stores, Inc. ("Federated") and approximately 10% of the Company's net sales were made to TJX Corporation ("TJX"). In 1996, approximately 13% of the Company's net sales were made to Sears. In 1996 and 1995, net sales to Federated represented approximately 11% and 12% of the Company's net sales, respectively. In 1995, approximately 11% of the Company's net sales were made to TJX. In 1995, approximately 13% of the Company's Children's Group's net sales were made to Dayton Hudson Corporation. No other customers accounted for more than 10% of the net sales of the Company or any of its business segments during 1995, 1996, or 1997.

     A decision by the controlling owner of a group of stores or any substantial customer, whether motivated by fashion concerns, financial difficulties, or otherwise, to decrease the amount of merchandise purchased from the Company or to cease carrying the Company's products could materially adversely affect the Company.

     In Fiscal 1997, approximately 44% of the Company's net sales was attributable to products sold under the PERRY ELLIS Portfolio by PERRY ELLIS and PERRY ELLIS America trademarks which are licensed to the Company under a series of license agreements with Perry Ellis International, Inc. ("PEI"). The license agreements contain renewal options which, subject to compliance with certain conditions contained therein, permit the Company to extend the terms of such license agreements. Assuming the exercise by the Company of all available renewal options, the license agreements covering men's apparel and accessories will expire on December 31, 2015. If the Company were unable to exercise its right to renew the agreements or the agreements were terminated by their terms, the resulting inability to sell products bearing a PERRY ELLIS trademark would have a material adverse affect on the Company.

     In addition to the license agreement with PEI, the Company is also a party to several other license agreements. Certain of these license agreements, including the license agreements with PEI and The Walt Disney Company, contain "change of control" provisions which may be triggered by the Restructuring, or otherwise contain provisions that enable the licensor to terminate the license or exercise other remedies thereunder as a result of the Restructuring. The Company intends to seek a waiver of any such provisions from the applicable licensors. However, there can be no assurance that any such waivers will be obtained, or to the extent such waivers are obtained, on what terms they would be granted.

FOREIGN OPERATIONS AND SOURCING; IMPORT RESTRICTIONS

     During Fiscal 1997, approximately 12% of the products produced by the Company (measured in units) were manufactured in the United States, with the balance manufactured in foreign countries. Facilities operated by the Company accounted for approximately 75% of its domestic-made products and 37% of its foreign-made products; the balance in each case was attributable to unaffiliated contract manufacturers. In Fiscal 1997, approximately 47% of the Company's foreign production was manufactured in Mexico, approximately 18% was manufactured in Guatemala and approximately 12% was manufactured in the Dominican Republic.

     Some of the Company's imported merchandise is subject to United States customs duties. In addition, bilateral agreements between the major exporting countries and the United States impose quotas which limit the amount of certain categories of merchandise that may be imported into the United States. As a result, the Company's operations would be significantly adversely affected by political instability resulting in the disruption of trade from the countries in which the Company's contractors or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes, and other charges on imports, decreases in quota levels or available quota allocations, significant fluctuations of the value of the dollar against foreign currencies (although predominately all of the Company's contracts are designated in U.S. dollars) or restrictions on the transfer of funds. The inability of a contractor to ship orders of the Company's products in a timely manner could cause the Company to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries, or a reduction in sales prices. Further, since the Company is generally unable to return merchandise to its suppliers, it could be faced with a significant amount of unsold merchandise, which could have a material adverse effect on the Company. There can be no assurance that such factors would not have a material adverse effect on the Company's results of operations.

DEPENDENCE ON CONTRACT MANUFACTURING

     In Fiscal 1997, the Company produced 59% of all of its products (in units) through arrangements with independent contract manufacturers. The use of such contractors and the resulting lack of direct control could subject the Company to difficulty in obtaining timely delivery of products of acceptable quality. In addition, as is customary in the industry, the Company does not have any long-term contracts with its fabric suppliers or product manufacturers. While the Company is not dependent on one particular product manufacturer or raw materials supplier, the loss of several such product manufacturers and/or raw material suppliers in a given season could have a material adverse effect on the Company's performance.

INFORMATION SYSTEMS AND CONTROL PROCEDURES

     The Company has completed an assessment of its information systems ("IS"), including its computer software and hardware, and the impact that the year 2000 will have on such systems and the Company's overall operations. The Company's current software systems, without modification, will be adversely affected by the inability of the systems to appropriately interpret date information after 1999. As part of the process of improving the Company's IS to provide enhanced support to all operating areas, the Company has entered into an interim working agreement with Electronic Data Systems Corporation ("EDS"), which constitutes the initial phase of a long-term contract to outsource its IS. Such long-term outsourcing contract will provide for or eliminate any issues involving year 2000 compliance because all software provided under the outsourcing contract will be year 2000 compliant. The Company anticipates that its cost for such outsourcing will be approximately $9.0 million annually, which is consistent with the Company's current IS expenditures. The Company anticipates that it will complete its outsourcing and systems conversion in time to accommodate year 2000 issues. If the Company fails to complete such conversion in a timely manner, such failure will have a material adverse effect on the business, financial condition and results of operations of the Company.

     While the Company believes its current IS is generally adequate to support the Company's business operations, certain deficiencies relating to the age and design of the systems, including, without limitation, difficulties in planning, forecasting, allocating and measuring performance through an integrated financial system, may adversely affect the business operations of the Company in the near and long-term. There can be no assurance that the Company's efforts to improve upon and enhance its present IS will resolve or eliminate any such existing or potential deficiencies.

     As noted above, the Company has implemented a program designed to ensure that all the Company's software will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results to such dates. Any failure on the part of the Company to ensure that any such software complies with year 2000 requirements could have a material adverse effect on the business, financial condition, and results of operations of the Company. Likewise, any failure on the part of suppliers and customers of the Company to implement a year 2000 compliance program could have a material adverse effect on the business, financial condition and results of operations of the Company if such lack of compliance interrupts the Company's daily business interactions and relationships with such suppliers and customers.

LEVERAGE AND DEBT SERVICE

     As of January 3, 1998, the Company had outstanding total interest bearing indebtedness of approximately $151.9 million and a total debt-to-total capital ratio of 0.761. The amount of indebtedness of the Company will be reduced by the principal amount of Senior Notes as a result of the Restructuring. The Company will continue to have annual fixed debt service requirements under the term loan portion of the New Credit Agreement. The Company expects that the New Credit Agreement will have a term loan component in the maximum principal amount of $25 million. The ability of the Company to make principal and interest payments under the Company's working capital facility, including the term loan component, will be dependent upon the Company's future performance, which is subject to financial, economic and other factors affecting the Company, some of which are beyond its control. There can be no assurance that the Company will be able to meet its fixed charges as such charges become due.

RESTRICTIVE COVENANTS

     The Credit Agreement contains certain restrictive covenants which impose prohibitions or limitations on the Company with respect to, among other things, (i) the incurrence of indebtedness, (ii) capital expenditures, (iii) the creation or incurrence of liens, (iv) the declaration or payment of dividends or other distributions on, or the acquisition, redemption or retirement of, any shares of capital stock of the Company, and (v) mergers, consolidations and sales or purchases of substantial assets. The Credit Agreement also requires that the Company satisfy certain financial tests, maintain certain financial ratios, and satisfy a maximum net loss test. Failure to comply with such covenants could result in a default under the Credit Agreement which could have a material adverse effect on the financial condition and results of operations of the Company. The Company anticipates that the New Credit Agreement will contain restrictive covenants similar to those contained in the Credit Agreement.

NEED FOR SUSTAINED TRADE SUPPORT

     The Company's ability to achieve sales growth and profitability includes significant reliance on continued support from its vendors. If the Company's major vendors reduce their credit lines or product availability to the Company, it could have a material adverse effect on the Company's sales, cash position and liquidity.

     FOR A DISCUSSION OF CERTAIN ADDITIONAL RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH VOTING ON THE PREPACKAGED PLAN, SEE "RISK FACTORS" IN PART B TO THE EXCHANGE RESTRUCTURING PROSPECTUS, ATTACHED HERETO AS ANNEX IV.

                        BACKGROUND OF RESTRUCTURING

     The following summary of the background of the Restructuring, including the principal terms of the Letter Agreement, the Forbearance Agreement and the Voting Agreement, does not purport to be complete and is qualified in its entirety by reference to those documents, including the definitions of certain terms contained therein. Copies of the Letter Agreement and the Forbearance Agreement have been filed as Exhibits 10.42 and 10.43, respectively, to the Company's Registration Statement on Form S-4 of which this Proxy Statement/Prospectus is a part. The form of Voting Agreement is attached to the Company's Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part. Whenever particular provisions of such documents are referred to herein, such provisions are incorporated herein by reference, and the statements are qualified in their entirety by such reference.

BACKGROUND OF THE RESTRUCTURING

     On February 22, 1985, Salant NY and its two largest subsidiaries, Thomson and Obion, filed with the Bankruptcy Court separate voluntary petitions for relief under Chapter 11 of title 11 of the Bankruptcy Code (Case Nos. 85-B-10229 (PBA) through 85-B-10231 (PBA), inclusive). Salant NY's other United States, Canada and Mexico subsidiaries did not seek relief under the Bankruptcy Code or other foreign insolvency laws, respectively. On May 19, 1987, the Bankruptcy Court issued an order confirming the 1987 Chapter 11 Plan. The 1987 Chapter 11 Plan was consummated on June 2, 1987. On June 2, 1987, pursuant to the provisions of the 1987 Chapter 11 Plan, the assets and liabilities of Salant NY, Thomson and Obion were substantively consolidated, and Salant NY, Thomson and Obion and the inactive subsidiaries of Salant NY merged with a wholly-owned subsidiary of Salant NY. The Company is the surviving corporation of such merger.

     On June 27, 1990, the Company and its wholly-owned subsidiary, Denton Mills, each filed with the Bankruptcy Court a separate voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On July 30, 1993, the Bankruptcy Court issued an order confirming the 1993 Chapter 11 Plan. The 1993 Chapter 11 Plan was consummated on September 20, 1993. Pursuant to the 1993 Chapter 11 Plan, on September 20, 1993, the Company issued the Senior Notes. While issuance of the Senior Notes facilitated the Company's emergence from Chapter 11, the Company, as a result, was capitalized with a significant amount of long-term debt. In connection with the formulation of the 1993 Chapter 11 Plan, management of the Company believed that, based upon projected operating results, the Company would be able to refinance the Senior Notes prior to their final maturity. The entire aggregate principal amount of the Senior Notes (which is currently in the aggregate amount of $104.879 million) becomes due on December 31, 1998. Since emerging from bankruptcy in September 1993, the Company has from time to time explored various strategies regarding its overall business operations and, in particular, various possible transactions that would result in a refinancing of its long-term debt obligations. In this connection, during the period from the beginning of Fiscal 1997 through the date of this Proxy Statement/Prospectus, including since the announcement of the proposed Restructuring on March 3, 1998, the Company has from time to time received indications of interest from various third parties to purchase all or a portion of the Company's businesses or assets. During this period, the Company's refinancing efforts have been significantly hampered by its inconsistent operating results and the fact that investors in the marketplace generally do not look favorably upon investing in highly-leveraged apparel companies.

     In the latter half of Fiscal 1997, the Company, working with the Company's various investment banking firms, the Board and management analyzed and assessed its financial situation and explored with the Board and management the availability of capital in both the private and public debt and equity markets for the purpose of recapitalizing the Company. The investment banking firms advised the Company that they did not believe that the Company could recapitalize by use of capital markets, in light of the Company's past inconsistent operating performance, together with the reluctance of investors to invest in companies suffering from high debt-to-equity ratios.

     The Company's unfavorable operating results continued throughout the fourth quarter of Fiscal 1997. Net sales for the fourth quarter of Fiscal 1997 were $116.4 million, a 1.1% increase from the comparable quarter in 1996, however, the Company's net losses amounted to $5.6 million (as compared to a net income of $6.1 million in 1996) and the loss from continuing operations before interest, income taxes and extraordinary gain was $2.4 million (as compared to $10.6 million of income from continuing operations before interest and income taxes for the same quarter of 1996). These results heightened the Company's concern that, absent a restructuring or other extraordinary transaction, it would be difficult for the Company to make the principal payment under its Senior Notes due on December 31, 1998 of $104.879 million. Moreover, during the fourth quarter of Fiscal 1997, the Company closed 42 of its retail outlets (representing all retail outlets other than the Perry Ellis outlet stores), determined to close one of its distribution centers and changed the sourcing of a portion of its Perry Ellis product line. While these changes were essential to streamline the Company by eliminating non-core businesses and correcting certain operational issues, these actions had a detrimental affect on the Company's earnings and profitability in Fiscal 1997. As a result, heading into fiscal year 1998, the Company was concerned that, in light of its inconsistent operating performance and the Company's inability to access the capital markets in order to refinance or retire its indebtedness under the Senior Notes, the Company's ability to maintain the support and confidence of its trade vendors was at risk. In that connection, the Company, in consultation with its financial advisors, decided that it needed to immediately address the Company's high level of indebtedness in order to avoid any permanent adverse effects on its business operations, future productivity and growth potential. In addition, as a result of the Company's performance during Fiscal 1997, as of January 3, 1998, the Company had failed to meet certain of the CIT Financial Covenants. In this connection, the Company reviewed the advisability of making the $5.5 million interest payment on the Senior Notes due and payable on March 2, 1998, with a view towards maximizing liquidity in order to appropriately fund operations during the pendency of the restructuring transactions. Commencing in December 1997, the Company began discussions with CIT regarding a possible restructuring of the Company's indebtedness under the Senior Notes (including various issues relating to the Company's failure to meet the CIT Financial Covenants and the upcoming March 1998 interest payment on the Senior Notes). The Company believed that, given the potential instability that is associated with any restructuring process, it would be most productive to adopt a strategy to maximize liquidity and thereby protect the total enterprise value of the Company. The Company also concluded that the Noteholders and the Stockholders would best be served by converting the Senior Notes into equity of the Company, thus allowing the Company to eliminate a significant portion of its debt and substantially improve its balance sheet.

THE LETTER AGREEMENT

     In furtherance of the Company's continuing efforts to deleverage, the Company approached Magten to discuss the possible terms and conditions of a restructuring of the indebtedness under the Senior Notes, including the Magten Notes. In addition, in connection with the Company's efforts to restructure, the Company developed the Three-Year Business Plan. See "RESTRUCTURING FINANCIAL CONSIDERATIONS -- The Three-Year Business Plan." During the months of January and February 1998 the Company continued to actively discuss a restructuring of the Company with Magten and Apollo. For a summary of the valuation of the Company upon which such restructuring was negotiated see "RESTRUCTURING FINANCIAL CONSIDERATIONS -- Restructuring Valuation." During this period, the Company continued its negotiations with CIT to ensure its support of the restructuring.

     In connection with the discussions concerning the Restructuring by the parties, and in order to determine the allocation of the equity of the Company among the Stockholders and Noteholders upon the consummation of the Restructuring, the parties assumed a total enterprise value for the Company of $185 million. The parties also assumed that the average outstanding balance under the Company's working capital facility for the post-restructured Company would be $60 million. Thus, the total net equity value of the Company, after giving effect to the Restructuring, was assumed to be $125 million. Neither the Company, Magten nor Apollo has expressed any opinion as to the accuracy of any of the foregoing assumptions, including, without limitation, the total enterprise value of the Company. Such assumptions were made solely for purposes of allocating the equity of the Company post-Restructuring among the Noteholders and Stockholders pursuant to the Restructuring and should not in any way be viewed as indicative of any party's opinion as to the total enterprise value of the Company.

     As a result of the foregoing assumptions and calculations, the parties agreed in the Letter Agreement that they would each support the Restructuring (subject to certain conditions), pursuant to which (i) Noteholders would receive 92.5% of the New Common Stock, which value would imply a distribution of equity to Noteholders valued at $110 million after giving effect to the conversion of the Senior Notes and after taking into consideration the value of the Warrants as determined below (which is approximately the aggregate outstanding amount under the Senior Notes - i.e., $104.879 million in aggregate principal amount and $5.5 million in accrued and unpaid interest as of March 2, 1998); and (ii) Stockholders would receive (a) 7.5% of the New Common Stock, which value would imply a distribution of equity to Stockholders valued at $8.9 million after taking into consideration the value of the Warrants as determined below, and (b) seven year Warrants representing the right to purchase 10% of the New Common Stock (on a fully diluted basis). Using the Black-Scholes option pricing formula which incorporates such factors as the relationship of the underlying stock's price to the strike price of the Warrants and the time remaining until the Warrants expire, a value of $6.1 million is implied for the Warrants.

     On March 2, 1998, Magten, Apollo and the Company entered into the Letter Agreement setting forth the basic terms and conditions of the Restructuring. Pursuant to the Letter Agreement, the parties agreed, among other things, to support the Restructuring on the following terms: (i) the entire long-term debt (which, as of March 2, 1998, was $110.379 million, consisting of $104.879 million of principal amount, and $5.5 million of accrued interest on, the Senior Notes) would be converted into 92.5% of the Company's issued and outstanding New Common Stock, immediately following consummation of the Exchange Restructuring, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, shares of New Common Stock issued under the Old Plans, (ii) the Old Common Stock would be converted into 7.5% of the Company's issued and outstanding New Common Stock, immediately following consummation of the Exchange Restructuring subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, plus Stockholders would receive seven year Warrants to purchase up to 10% of the Company's New Common Stock, on a fully diluted basis. In addition, pursuant to the Letter Agreement and in order to effect the Restructuring, the Company agreed to (a) effectuate the Reverse Split in order to "normalize" the post-restructuring trading of the New Common Stock by reducing the number of outstanding shares and, thus, increasing the per share stock price; (b) elect a new Board, consisting of between five and seven members comprised of Mr. Jerald Politzer, as Chairman, between three and five members nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward, and one member nominated by the current Board; (c) enter into a registration rights agreement for the benefit of Noteholders who will hold 10% or more of the New Common Stock immediately after occurrence of the Exchange Restructuring Date, on terms and conditions reasonably acceptable to Magten and the Company; (d) enter into a New Credit Agreement to replace the Company's existing working capital facility under the Credit Agreement on terms reasonably satisfactory to Magten and Apollo; (e) adjust all existing stock options and other equity based plans to reflect the Restructuring and/or adopt the Stock Award and Incentive Plan; and (f) amend the Company's existing Rights Plan to permit the Restructuring to be consummated without causing any rights thereunder to become exercisable as a result. Pursuant to the Letter Agreement, Magten agreed, among other things, to tender (or with respect to managed accounts, use its reasonable best efforts to cause to be tendered) all of the Magten Notes in acceptance of the Exchange Offer, provided that certain conditions are satisfied, including that (i) all applicable federal and state securities laws are complied with, and (ii) the terms of the Exchange Offer and the remaining components of the Restructuring are consistent with the terms of the Exchange Offer and Restructuring as described in the Letter Agreement. As contemplated by the Letter Agreement, Magten has, in accordance with
Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998.

     Each of the existing members of the Board has delivered to the Company a resignation letter resigning from the Board effective as of the Exchange Restructuring Date. In accordance with the Company's Certificate of Incorporation, by resolution of the Board, the number of directors has been fixed at [_________] effective as of the Exchange Restructuring Date. As provided for in the Letter Agreement, the new Board will consist of: (i) Mr. Jerald Politzer, as the Chairman of the Board; (ii) between three and five members to be nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward prior to the commencement of the Solicitation, and (iii) one member designated by the current Board. As described above, as contemplated by the Letter Agreement, it is expected that Magten will provide the Company with its Board nominees prior to the commencement of the Solicitation. In addition, the current Board has designated Marvin Schiller to be the current Board's nominee to the new Board. If any nominee should be unavailable for election at the Stockholders' Meeting, the proxies will be voted for the election of such other person as may be recommended by the Board. See "INFORMATION REGARDING NOMINEES."

     Magten's obligations under the Letter Agreement will terminate upon the occurrence of any of the following events (a "Magten Agreement Termination Event") unless waived in writing by Magten:

     (a) the Company has not obtained the requisite shareholder approval for the Restructuring Proposals at the Stockholders' Meeting on or before July 31, 1998;

     (b) the Exchange Offer shall not have commenced on or before June 15, 1998;

     (c) the Exchange Restructuring Date shall not have occurred on or before July 31, 1998;

     (d) the Company or Apollo shall have disclaimed publicly in writing (or in a writing sent to Magten) its intention to pursue the Restructuring;

     (e) there occurs any material change in the terms or the feasibility of the Restructuring that materially affects the Noteholders, not previously consented to in writing by Magten;

     (f) the Company shall be the subject of a voluntary or involuntary petition under the Bankruptcy Code prior to the occurrence of the Exchange Restructuring Date, other than the Prepackaged Restructuring, provided, however, that the filing of an involuntary petition will only be deemed to constitute a Magten Agreement Termination Event when and if such involuntary petition for relief has continued undismissed for 60 days or an order or decree approving the involuntary petition has continued unstayed and in effect for 60 days; and

     (g) to the extent the right of Magten to vote or direct the disposition of the Senior Notes results from an arrangement in existence as of March 2, 1998 under which Magten has been engaged to perform investment management services on behalf of a beneficial owner of Senior Notes, (i) such engagement will be terminated by such beneficial owner or as a result of any statutory, regulatory or bona fide business requirement or condition not related to the Letter Agreement, or (ii) such beneficial owner directs Magten to dispose of some or all of the Senior Notes beneficially owned by such beneficial owner; provided that, in any case, the Magten Agreement Termination Event only applies to Senior Notes held by the beneficial owner as to which engagement has been terminated or as to which such disposal direction has been issued.

     Apollo's obligations under the Letter Agreement will terminate upon the occurrence of any of the following events (an "Apollo Agreement Termination Event") unless waived in writing by Apollo:

     (a) the Exchange Restructuring Date shall not have occurred on or before July 31, 1998;

     (b) there occurs any material change in the terms or the feasibility of the Restructuring that materially and adversely affects the Stockholders, not previously consented to by Apollo; and

     (c) the Company shall be the subject of a voluntary or involuntarily petition under the Bankruptcy Code prior to the occurrence of the Exchange Restructuring Date other than the Prepackaged Restructuring, provided, however, that the filing of an involuntary petition will only be deemed to constitute an Apollo Agreement Termination Event when and if such involuntary petition for relief has continued undismissed for 60 days or an order or decree approving the involuntary petition has continued unstayed and in effect for 60 days.

     In addition, the respective obligations of Magten, Apollo and the Company to consummate each of the transactions contemplated by the Restructuring are also subject to the satisfaction of each of the following conditions:

     (a) neither Magten, the Company nor Apollo has failed to comply with any of its obligations set forth in the Letter Agreement;

     (b) negotiation, preparation and execution of mutually satisfactory definitive transaction agreements and other documents incorporating the terms and conditions of each of the transactions contemplated by the Restructuring set forth in the Letter Agreement and such other terms and conditions as the parties may reasonably require;

     (c) all authorizations, consents and regulatory approvals required, if any, in connection with the consummation of the transactions contemplated by the Restructuring and the continuation of the Company's businesses as currently constituted shall have been obtained; and

     (d) the holders of 100% (or such lesser percentage as agreed upon by Magten) of the Senior Notes shall have tendered their Senior Notes in connection with the Exchange Offer.

     In the event that less than 100% of the aggregate principal amount of the Senior Notes are tendered in the Exchange Offer but at least two-thirds in principal amount and a majority in number of the Noteholders voting and at least two-thirds of the Stockholders voting have voted in favor of the Prepackaged Plan, the Company intends to file the Prepackaged Plan under Chapter 11 of the Bankruptcy Code. Pursuant to the Letter Agreement, Magten has agreed to tender (or with respect to managed accounts, use its reasonable best efforts to cause to be tendered), subject to certain conditions, all of the Magten Notes pursuant to the Exchange Offer and, in the event the Prepackaged Plan is pursued, to vote all of the Magten Notes in favor of the Prepackaged Plan.

THE VOTING AGREEMENT

     In accordance with the terms of the Letter Agreement, on April _, 1998, Apollo and the Company entered into the Voting Agreement. A form of the Voting Agreement is filed as Exhibit 9.1 to the Company's Registration Statement on Form S-4 of which this Proxy Statement/Prospectus is a part. Pursuant to the Voting Agreement, Apollo agreed that, subject to Apollo's receipt of proxy or other solicitation in respect of the Restructuring that are consistent with the terms of the Letter Agreement, (A) at any meeting of the Stockholders, however called, and in any action by consent of the Stockholders, Apollo will vote all of the Apollo Shares in favor of each of the transactions contemplated by the Restructuring with respect to which a vote of the Stockholders is called, including, without limitation, each of the Restructuring Proposals; (B) Apollo will vote all of the Apollo Shares in favor of any plan of reorganization for which votes to accept or reject such plan of reorganization have been solicited; provided, that, such plan of reorganization is consistent with the terms of the Restructuring set forth in the Letter Agreement; (C) so long as it is the beneficial owner of the Apollo Shares, Apollo will not at any time prior to the termination of the Letter Agreement, support or encourage, directly or indirectly, any financial restructuring concerning the Company other than the Restructuring or any transaction or other action that is inconsistent with the terms of the Restructuring; and (D) Apollo will not sell, transfer or assign any of the Apollo Shares or any voting interest therein during the term of the Letter Agreement except to a purchaser who agrees in writing prior to such acquisition to be bound by the terms of this Agreement and by all the terms of the Letter Agreement with respect to the Apollo Shares being acquired by such purchaser.

     In addition, pursuant to the Voting Agreement, Apollo also agreed that if it fails to comply with the provisions of the Letter Agreement, as determined by the Company in its sole discretion, such failure will result, without any further action by Apollo, in the irrevocable appointment of the Company, until termination of the Voting Agreement, as Apollo's attorney and proxy pursuant to the provisions of Section 212(c) of the DGCL, with full power of substitution, to vote, and otherwise act (by written consent or otherwise) with respect to the Apollo Shares which Apollo is entitled to vote at any meeting of Stockholders (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in the Voting Agreement.

     The Company's refinancing efforts during Fiscal 1997 included discussions with DDJ regarding a possible refinancing transaction. As of March 16, 1998, DDJ was the beneficial owner of 1,809,100 shares of Old Common Stock, which represents approximately 12.1% of the issued and outstanding shares of Old Common Stock. In connection with these discussions, DDJ entered into the DDJ Confidentiality Agreement with the Company relating to DDJ's review of various materials relative to such proposed refinancing. The DDJ Confidentiality Agreement contained certain restrictions on the ability of DDJ to buy or sell shares of Old Common Stock. In accordance with the terms of the Letter Agreement, the Company requested that DDJ enter into a voting agreement with the Company similar to the Voting Agreement entered into with Apollo. DDJ, however, informed the Company that it does not wish to enter into such a voting agreement. In addition, on or about March 3, 1998, DDJ requested that the Company terminate the restrictions on DDJ's ability to buy or sell shares of Old Common Stock set forth in the DDJ Confidentiality Agreement. On March 4, 1998, the Company granted this request by DDJ.

THE WAIVER AND FORBEARANCE UNDER THE CREDIT AGREEMENT

     CIT agreed to support the Company's restructuring efforts under the Letter Agreement and, on March 2, 1998, the Company entered into the Forbearance Agreement with CIT, wherein CIT (i) waived certain existing financial covenant defaults under the Credit Agreement as of January 3, 1998, (ii) agreed to forbear (subject to certain conditions) from exercising any of its rights or remedies arising under the Credit Agreement arising from the Company's failure to make the interest payment on the Senior Notes due and payable on March 2, 1998, (iii) agreed to continue making loans, advances and other financial accommodations to the Company; and (iv) agreed to amend certain provisions of the Credit Agreement, including an increase in the advance rate for revolving loans made pursuant to the Credit Agreement. Under the Forbearance Agreement, such agreement to forbear by CIT will terminate on July 1, 1998 or earlier upon the happening of (a) the occurrence of any Event of Default (as defined in the Credit Agreement) other than a Payment Default (as defined in the Forbearance Agreement) or (b) the failure of the Company to execute and deliver to CIT before June 1, 1998, (i) a commitment letter executed by CIT providing for the agreement between CIT and the Company to enter into a new $135 million syndicated credit facility (in replacement of the financing and factoring arrangements provided by CIT pursuant to the Credit Agreement) on terms and conditions satisfactory to CIT or (ii) a copy of a commitment letter executed between another lender and the Company providing for a credit facility to the Company which by its terms provides for closing and funding thereof on or before July 1, 1998, and enabling the Company upon such closing and funding to simultaneously terminate the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement) and to satisfy in full all of its then existing Obligations (as defined in the Credit Agreement) to CIT; or (c) the exercise of any right or remedy with respect to any of the Collateral (as defined in the Credit Agreement) by any holder of any Senior Notes or by the Trustee under the Indenture; or
(d) the payment of any interest on the Senior Notes in respect of the Company's failure to make the March 2, 1998 interest payment or otherwise. If the Company fails to execute and deliver to CIT, prior to June 1, 1998, a commitment letter with CIT or another lender providing for an agreement to enter into a New Credit Agreement, the Company intends to request an extension of such deadline from CIT. However, there is no assurance that such an extension would be granted. In addition, while the Company expects that the Restructuring will be consummated prior to July 1, 1998, if the Restructuring is not consummated by such date, the Company intends to request an extension of the forbearance period referred to above from CIT. However, there is no assurance that such an extension would be granted.

     In consideration for CIT's agreement to enter into the Forbearance Agreement, pursuant thereto, the Company agreed to pay CIT a forbearance and waiver fee in the amount of $150,000. In addition, in consideration of a New Credit Agreement proposed by CIT, the Company agreed to pay CIT a non-refundable and fully earned fee of $1,050,000, payable in three equal installments of $350,000 each on April 1, May 1 and June 1, 1998. This fee is non-refundable in whole or in part, provided, however, that notwithstanding the foregoing, (a) if the Company does execute a New Credit Agreement with CIT, such fee will be applied to satisfy any and all closing fees and facility fees under such New Credit Agreement, or (b) if CIT does not extend a New Credit Agreement to the Company because CIT's Executive Credit Committee fails to give credit approval for such facility, then $600,000 of such fee shall be refunded to the Company. In the event that CIT becomes the lender under the New Credit Agreement or under a debtor-in-possession working capital facility, if the Prepackaged Restructuring is pursued, no other closing fee or facility fee shall be due and payable in connection with any such replacement credit facility provided by CIT.

                        PURPOSE OF THE RESTRUCTURING

     The purpose of the Restructuring is to help ensure the long-term viability and to contribute to the success of the Company by deleveraging the Company's capital structure. Specifically, in accordance with the Three-Year Business Plan developed by the Company, the Restructuring is designed to recapitalize the Company by converting all of the Company's long-term debt obligations under the Senior Notes (which, as of March 2, 1998, was $110.379 million, consisting of $104.879 million aggregate principal amount of, and $5.5 million of accrued interest on, the Senior Notes) into New Common Stock. Interest charges for the Company should be substantially reduced and stockholders' equity should be substantially increased as a result of the Restructuring. Upon consummation of the Restructuring, the Company believes it will not have any long-term debt, other than the term loan portion of its working capital facility. This significantly lower debt-to-equity ratio should help the Company to achieve the objectives as described in the Three-Year Business Plan and make the Company more attractive to investors. The Company believes that by reducing the uncertainty surrounding its ability to pay or retire the Senior Notes which are due in their entirety, on December 31, 1998, at the end of the fiscal year, the Restructuring should maximize liquidity for the Company's business operations and thereby provide a platform for future growth and enhance the Company's total enterprise value. The Company further believes that by providing the Company with a deleveraged capital structure, the company that results from the Restructuring should be positioned favorably to withstand the normal market fluctuations in the highly volatile apparel industry.

     In contemplation of the Restructuring, the Company elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. Holders of at least 25% in the aggregate principal face amount of the Senior Notes may accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture. If such holders accelerate the indebtedness under the Senior Notes, the Company may be required to commence a proceeding under the Federal bankruptcy laws without having solicited acceptances for the Prepackaged Plan prior to the commencement of such proceeding. In addition, the Company's working capital lender, CIT, agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Credit Agreement, arising by virtue of the Company's failure to pay such interest on the Senior Notes. Failure to consummate the Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY ITS OBLIGATIONS UNDER THE SENIOR NOTES WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE CREDIT AGREEMENT AND/OR THE SENIOR NOTES OR AN ADDITIONAL CAPITAL INFUSION, AND IT IS UNLIKELY THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING OR ADDITIONAL CAPITAL INFUSION. IF THE COMPANY DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, THE COMPANY WILL CONSIDER ALL OTHER AVAILABLE FINANCIAL ALTERNATIVES, INCLUDING THE SALE OF ALL OR A PART OF THE COMPANY'S BUSINESSES, THE IMPLEMENTATION OF AN ALTERNATIVE RESTRUCTURING ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITHOUT A PRE-BANKRUPTCY ACCEPTED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE WOULD BE ON TERMS AS FAVORABLE TO NOTEHOLDERS AND STOCKHOLDERS AS THE RESTRUCTURING.

     If any of the Restructuring Proposals are not approved by the Stockholders and/or the Minimum Tender Condition is not satisfied or waived, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court, then the Company intends to pursue confirmation of the Prepackaged Plan under Chapter 11 of the Bankruptcy Code and to attempt to use such acceptances to obtain confirmation of the Prepackaged Plan. If the Company determines that it is or will be unable to complete the Restructuring, the Company will consider all financial alternatives available to it at such time, which may include the sale of all or part of the Company's business, the implementation of an alternative restructuring arrangement outside of bankruptcy, or the commencement of a Chapter 11 case with or without a preapproved plan of reorganization. There can be no assurance, however, that any alternative restructuring would result in a reorganization of the Company rather than a liquidation, or that any such reorganization would be on terms as favorable to the Noteholders and Stockholders as the terms of the Restructuring. If a liquidation or a protracted and non-orderly reorganization were to occur, there is a risk that the ability of the Noteholders and Stockholders to recover their investments would be even more impaired than under the Restructuring and would be substantially delayed. A non-consensual restructuring would likely have a material adverse impact on the Company and its employees, suppliers and customers.

                   RESTRUCTURING FINANCIAL CONSIDERATIONS

     The Restructuring was designed to enable the Company to achieve the Three-Year Business Plan by attempting to maximize liquidity for the Company's business operations which should thereby provide a platform for future growth and enhance the Company's total enterprise value. The Board reviewed the Three-Year Business Plan and projections and the various factors influencing the apparel industry which historically had affected the Company's operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Part A of the Exchange Restructuring Prospectus, attached hereto as Annex IV.

FAIRNESS OPINION

     Pursuant to an agreement effective as of December 18, 1997, between E&Y and the Company (the "E&Y Agreement"), the Company engaged E&Y to act as its financial advisor in connection with the Restructuring. In addition, E&Y performed certain valuation services at the request of the Company under the E&Y Agreement. For a more detailed description of the arrangements pursuant to the E&Y Agreement, including the fees and expenses payable to E&Y by the Company, see the description contained herein under the heading "ADVISORS AND REPRESENTATIVES."

     On March 25, 1998, the Company retained E&Y to render its opinion as to whether or not the consideration to be received by public Stockholders pursuant to the Restructuring is fair to the public Stockholders from a financial point of view. On April 21, 1998, at the request of the Board, E&Y delivered to the Board a written opinion that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by public Stockholders pursuant to the Restructuring is fair to the public Stockholders from a financial point of view. E&Y subsequently delivered to the Board their written opinion that, as of the date of this Proxy Statement/Prospectus and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by public Stockholders pursuant to the Restructuring is fair to the public Stockholders from a financial point of view (the "E&Y Fairness Opinion").

     THE FULL TEXT OF THE E&Y FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY E&Y, IS ATTACHED AS ANNEX I HERETO AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE E&Y FAIRNESS OPINION WAS PROVIDED TO THE BOARD FOR ITS USE AND BENEFIT AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY PUBLIC STOCKHOLDERS PURSUANT TO THE RESTRUCTURING AND DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE RESTRUCTURING NOR DOES IT CONSTITUTE A RECOMMENDATION TO THE COMPANY'S STOCKHOLDERS AS TO HOW SUCH STOCKHOLDERS SHOULD VOTE ON THE PROPOSED RESTRUCTURING. THE SUMMARY OF THE E&Y FAIRNESS OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at the E&Y Fairness Opinion, E&Y, among other things: (i) reviewed the terms of the Restructuring, as set forth in the Letter Agreement included in the Company's Form 8-K filing dated March 2, 1998, the Company's Annual Report, Form 10-K and related audited financial information for the fiscal year ended January 3, 1998 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending September 27, 1997 and June 28, 1997, unaudited financial information for the two month period ending March 7, 1998 and a draft copy of the Company's Registration Statement on Form S-4, dated April 17, 1998, to be filed in conjunction with the Restructuring; (ii) reviewed and discussed with the Company's management certain information, including financial forecasts (specifically the Three-Year Business Plan), relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to E&Y; (iii) conducted discussions with members of senior management of the Company concerning their respective businesses and prospects, before and after giving effect to the Restructuring; (iv) reviewed the historical market prices and valuation multiples for the Old Common Stock and considered the reasonableness of this information as it related to fair market valuation of the Old Common Stock; (v) applied commonly-accepted valuation procedures in determining the fair market value of the Company's total invested capital ("TIC") on a going concern basis;
(vi) reviewed the Three-Year Business Plan; and (vii) reviewed such other financial studies and analyses and took into account such other matters as E&Y deemed necessary, including its assessment of general economic, market and monetary conditions.

     In preparing its opinion, E&Y assumed and relied on the accuracy and completeness of all information supplied by the Company or others, information otherwise made available to E&Y, information discussed with or reviewed by or for E&Y, and any publicly available information. E&Y did not assume any responsibility for independently verifying such information and did not undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company. In addition, E&Y did not assume any obligation to conduct, nor did E&Y conduct, any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with E&Y by the Company, E&Y assumed that they were reasonably prepared and reflect the best currently available estimates and judgments of the Company's management as to the expected future financial performance of the Company, as the case may be. E&Y also assumed that the final form of the Restructuring would be in the form of the Restructuring as set forth in the draft copy of the Company's Form S-4, dated April 17, 1998.

     The E&Y Fairness Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information made available to E&Y as of, the date of such opinion. E&Y assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Restructuring, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits to Stockholders of the Restructuring. E&Y was not authorized by the Company or the Board to solicit, nor did it solicit, third-party indications of interest for the acquisition of all or any part of the Company. E&Y did participate in discussions and negotiations among representatives of the Company, Apollo and Magten, including each party's financial and legal advisors, and it provided advisory services to the Company in connection with the Restructuring including valuation and assessment of the terms of the Restructuring, however, E&Y did not determine the terms of the Restructuring. In addition, E&Y was not asked to consider, and the E&Y Fairness Opinion does not in any manner address, the price at which shares of the Company will trade following the announcement or consummation of the Restructuring.

     The following is a summary of the facts and circumstances observed by E&Y and the material financial and comparative analyses performed by E&Y in connection with the preparation of the E&Y Fairness Opinion.

     REVIEW OF THE PROCESS BY WHICH THE TERMS OF THE RESTRUCTURING WERE DETERMINED. E&Y reviewed the facts and circumstances surrounding the Company leading to the Restructuring as well as the process by which the Restructuring was negotiated to identify issues relating to fairness to public Stockholders. The Company had advised E&Y that the following issues, among others, occurring prior to the Restructuring, are important to consider: (i) the severe financial distress of the Company caused by decreasing sales volume in Fiscal 1997, (ii) the inability of the Company to meet the CIT Financial Covenants as of January 3, 1998, (iii) anticipated difficulty in meeting a semi-annual coupon payment on the Senior Notes, (iv) anticipated difficulty in meeting funding requirements for critical capital expenditures required to maintain the Company's operations on a competitive footing, (v) anticipated difficulty in refinancing the Senior Notes upon maturity at December 31, 1998, and (vi) replacement of substantially all of the Company's senior management in 1997 including the Chief Executive Officer, Chief Financial Officer and other members of senior management.

     With regard to the facts and circumstances surrounding the negotiation process in which the terms of the Restructuring were determined, E&Y observed, among other things, that (i) the Company initiated negotiations with the largest holders of the Senior Notes and Old Common Stock, Magten and Apollo, respectively, (ii) under the Current Structure, Magten controls approximately 67% of the Senior Notes, and Apollo controls approximately 40% of the Old Common Stock, (iii) at the time of the negotiations, DDJ, an entity unrelated to either the Company, Magten or Apollo, held approximately 12% of the Company's Old Common Stock and was not included in negotiations regarding the Restructuring, (iv) the Company proposed a restructuring plan under which holders of the Senior Notes would exchange their claims against the Company for a percentage of the Company's common stock, (v) in several negotiations taking place over the course of several weeks, the Company, Magten and Apollo agreed to the terms of the Restructuring, (vi) Magten and Apollo are unrelated entities and have no interests in the Company other than those represented by their respective claims against and interests in the Company, and (vii) based on publicly available information, as of the date of its opinion, Magten owns none of the Company's common equity, and Apollo owns none of the Company's Senior Notes.

     FAIR MARKET VALUATION OF THE COMPANY'S TOTAL INVESTED CAPITAL. In conducting financial analyses to determine the fairness of the Restructuring to the public Stockholders, E&Y employed commonly-accepted valuation approaches to determine the fair market value of the Company's total invested capital on a going concern basis. Such commonly accepted valuation approaches include, but are not limited to the guideline company approach, the comparable transaction approach and the discounted cash flow approach described herein.

     GUIDELINE COMPANY APPROACH. E&Y performed a guideline company analysis to identify the fair market value of the Company's TIC on a going concern basis pursuant to which it compared certain publicly available financial and operating data, projections of future financial performance and market statistics (based on closing stock prices on April 3, 1998) of nine companies with those for the Company assuming implementation of the Restructuring. These companies include Farah, Inc., Garan, Inc., Haggar Corp., Hampton Industries, Hartmarx Corp., Oxford Industries, Inc., Phillips-Van Heusen, Premiumwear, Inc. and Supreme International Corp. E&Y compared TIC as a multiple of, among other things, latest twelve months ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA"), 1998 estimated EBITDA, LTM earnings before interest and taxes ("EBIT"), 1998 estimated EBIT, LTM sales and 1998 estimated sales. In each case, financial performance of the Company assumed implementation of the Restructuring. With respect to the nine guideline companies, E&Y's analysis indicated median TIC as a multiple of LTM EBITDA of 8.0x, 1998 estimated EBITDA of 5.7x, LTM EBIT of 10.5x , 1998 estimated EBIT of 9.6x, LTM sales of 0.48x, 1998 estimated sales of 0.46x.

     No company utilized in the guideline company approach analysis was identical to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical; rather it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     COMPARABLE TRANSACTION APPROACH. E&Y reviewed certain publicly available information regarding six selected apparel industry acquisitions announced since February 1993 (the "Acquisition Comparables"), and for each transaction calculated transaction value (defined as offer value plus total debt) as a multiple of LTM EBITDA, LTM EBIT and LTM revenues. Such analysis indicated that the transaction value as a multiple of LTM EBITDA ranged from 6.2x to 7.9x, with a median of 7.6x, as a multiple of LTM EBIT ranged from 5.9x to 16.1x, with a median of 8.6x, and as a multiple of LTM revenues ranged from 0.44x to 0.92x, with a median of 0.76x.

     There were a limited number of transactions in the apparel industry which E&Y deemed to be relevant. No company utilized in the comparable apparel industry acquisitions analysis was identical to the Company. Accordingly, an analysis of the results of this comparison is not purely mathematical; rather it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable acquired companies and other factors that could affect the offer value of such companies and the Company.

     DISCOUNTED CASH FLOW ANALYSIS. Using projections for the Company prepared by its management for the fiscal years ending January 1, 1999 through December 30, 2000 (the "Company Projections"), E&Y calculated ranges of implied TIC values for the Company based upon the sum of the discounted present value of the Company's three year stream of projected un-levered after-tax free cash flow (defined as tax-effected EBIT excluding extraordinary and non-recurring items, plus depreciation and amortization, minus capital expenditures, minus (plus) increases (decreases) in working capital) and the discounted net present value of a terminal value based on a range of multiples of its projected calendar year 2000 EBITDA. In performing this analysis, E&Y utilized discount rates reflecting a weighted average cost of capital.

     COMPARISON OF ALLOCATION OF TIC ON A GOING CONCERN BASIS TO EXISTING EQUITY. E&Y reviewed the proportion of TIC value, as calculated on a going concern basis, that would be attributable to the current owners of the Old Common Stock both under the current capital structure of the company (the "Current Structure") as well as under the revised capital structure described in the Restructuring. Value allocable to the owners of the Old Common Stock under the Current Structure equals 100% of the Company's TIC value after satisfying the Credit Agreement and the Senior Notes. Value allocable to current owners of the Old Common Stock under the revised capital structure described in the Restructuring equals the value of the Warrants plus 7.5% of the Company's New Common Stock after satisfying the Credit Agreement. E&Y has identified value of the Warrants by, among other things, employing a Black-Scholes option pricing model.

     By allocating the fair market value of the Company's TIC, as calculated on a going concern basis, to holders of Senior Notes and Old Common Stock under the Current Structure, E&Y has not quantified potential decreases in the value of such securities due to the Company's current financial distress and associated additional risk.

     CONSIDERATION OF CONTROL STATUS AND MARKETABILITY. E&Y has considered the issues of relative elements of control status and marketability faced by holders of Old Common Stock under the Current Structure and as anticipated under the revised structure as set forth in the Restructuring.

     HISTORICAL STOCK PRICE ANALYSIS. E&Y reviewed and analyzed the history of the trading price for the Company's common stock. Since emerging from bankruptcy in 1993, the Company's stock price declined steadily, losing approximately 85% of its value between the four-year high of $11.00 per share in June of 1994 and the $1.6875 value per share as of the March 2, 1998, which is the date immediately prior to the public announcement of the Restructuring. The price per share as of March 2, 1998 also represented over a 40% decline since announcement of the Company's third quarter results in early November of 1997. With the exception of an early December announcement of a charge to be taken by the Company in connection with closure of outlet stores, no information had been publicly disclosed prior to the March 3, 1998 public announcement with regard to the Company's failure to satisfy the covenants of its Credit Agreement nor on the Company's potential difficulty in meeting a March, 1998 semi-annual coupon payment due on the Senior Notes while also funding critical capital expenditures. Following the March filing, the stock price further declined from $1.69 as of February 27, 1998 to $0.63 as of March 13, 1998.

     The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, E&Y did not attribute any particular weight to any analysis or factor considered by it. Accordingly, E&Y's analyses must be considered as a whole and selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying the E&Y Fairness Opinion.

     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of E&Y or the Company. Any estimates contained in the analyses performed by E&Y are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the E&Y Fairness Opinion was among several factors taken into consideration by the Board in making its determination to approve the Restructuring. Consequently, the E&Y analyses described herein should not be viewed as determinative of the decision of the Board or the Company's management with respect to the fairness of the Restructuring.

     E&Y'S FINANCIAL ADVISORY FEE. In connection with the E&Y Fairness Opinion and pursuant to a letter agreement dated March 25, 1998 between the Company and E&Y, the Company agreed to pay E&Y (i) a fee of $75,000 payable in cash upon execution of the letter agreement and (ii) $75,000 payable in cash on the date that E&Y informed the Company that they were prepared to deliver the E&Y Fairness Opinion. Pursuant to such letter agreement the Company also agreed to reimburse E&Y for its reasonable out-of-pocket expenses and indemnify E&Y and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under Federal securities laws. To date, the Company has paid $150,000 to E&Y in respect of it services pursuant to such letter agreement. In addition to the letter agreement entered into in connection with the E&Y Fairness Opinion, E&Y and the Company entered into the E&Y Agreement effective as of December 18, 1997 pursuant to which the Company engaged E&Y to act as its financial advisor in connection with the Restructuring. Pursuant to the E&Y Agreement, the Company agreed to pay E&Y a monthly advisory fee in the amount of $125,000, consisting of two components (i) $95,000 per month, and (ii) $90,000 at the end of every three month period (representing $30,000 per month for the prior three months) and to reimburse E&Y for its reasonable out-of-pocket costs. To date, the Company has paid approximately $500,000 to E&Y in respect of its services under the E&Y Agreement. The E&Y Agreement may be terminated at any time. At the request of the Company, E&Y performed certain valuation services under the E&Y Agreement. In connection with those services, E&Y has been paid $100,000 by the Company. See "ADVISORS AND REPRESENTATIVES."

     E&Y is an internationally recognized financial services firm. E&Y, through its Financial Advisory Service practice, is continuously engaged in the valuation of businesses and securities in connection with restructurings, mergers and acquisitions and other purposes. E&Y has in the past provided financial advisory services to the Company, including having acted as advisor to the Company and providing valuation services in connection with the re-negotiation of its Credit Agreement and with consideration of this Restructuring, and may continue to do so and has received, and may receive, fees for the rendering of such services. Although E&Y did not determine the terms of the Restructuring, E&Y did provide financial advisory services to the Company including valuation advisory services pertaining to the terms of the Restructuring.

THE THREE-YEAR BUSINESS PLAN

     The summary that follows is not intended to be complete and is qualified in its entirety by the actual terms of the Three-Year Business Plan.

     In the latter part of Fiscal 1997 and the beginning of 1998, the Company developed the Three-Year Business Plan. Under the Three-Year Business Plan, the Company intends to, among other things: (i) grow its currently profitable branded businesses with its existing labels such as PERRY ELLIS, JOHN HENRY and MANHATTAN; (ii) expand its branded menswear business with new licensed labels; (iii) expand its private brand programs such as Sear's CANYON RIVER BLUES denim and KHAKI programs; (iv) develop strategies designed to return the Company's Children Group to historical levels of profitability; (v) implement procedures designed to improve operational efficiencies in distribution, manufacturing and information systems; and (vi) leverage the overhead structure of the Company.

     While the Three-Year Business Plan contemplates the Company maintaining each business segment and major line of business through the three year period, the Company will periodically review each such business segment and major line of business in order to determine whether each aspect of the Company's business is (i) performing as budgeted (ii) consistent with the Company's strategic goals, and (iii) conducive to creating operating profits in order to maximize shareholder value. As a result of such periodic reviews the Company may determine to refocus capital to different aspects of its business, sell assets and/or exit certain businesses.

     As part of the Three-Year Business Plan, the Company developed projected financial information for each of fiscal years 1998, 1999 and 2000. See "PROJECTED CONSOLIDATED FINANCIAL INFORMATION."

LIQUIDATION ANALYSIS

     The Company has prepared a liquidation analysis, which is included in the Disclosure Statement. The Disclosure Statement is attached as Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV. The liquidation analysis estimates the gross value available for distribution in such a liquidation to be between $122,541,000 and $149,167,000 less (i) all indebtedness outstanding under the Credit Agreement with CIT estimated to be $58,562,000, and (ii) administrative expenses including trustee and professional fees estimated to be between $43,062,000 and $51,667,000. Accordingly, under such analysis the net proceeds available to Noteholders and Stockholders would be between $12,312,000 and $47,453,000. Based on the Noteholders' claim of $104,879,000 plus accrued and unpaid interest to the date of liquidation (which amounts are estimated to aggregate $114,067,000), the liquidation would net the Noteholders' between a 10.8% and a 41.7% recovery on their claims and leave existing Stockholders with no consideration, assuming a strict priority distribution.

     The liquidation analysis is an estimate of the proceeds that may be generated as a result of a hypothetical Chapter 7 liquidation of the assets of the Company. The liquidation analysis makes numerous assumptions with respect to asset valuation, industry performance, business and economic conditions, and other matters, many of which are beyond the Company's control. Moreover, the methods and assumptions used in preparing the liquidation analysis involve significant elements of subjective judgment on the part of the Company and may or may not prove to be correct. The liquidation analysis does not purport to be a valuation of the Company's assets and is not necessarily indicative of the values that may be realized in an actual liquidation, which may be significantly more or less favorable than the estimates contained in the liquidation analysis. For a discussion of the assumptions used in preparing the liquidation analysis, see "BEST INTERESTS TEST" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

              STOCKHOLDERS' MEETING, VOTING RIGHTS AND PROXIES

DATE, TIME AND PLACE OF STOCKHOLDERS' MEETING

     The Stockholders' Meeting will be held at Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004, on _________, 1998, at ____ __.m., New York City time. The Stockholder votes with respect to the Issuance and the Election of the New Board will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and the Exchange Restructuring has been consummated and the Charter Amendment has been filed with the Secretary of State of Delaware. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will be effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. If each of the Restructuring Proposals is not approved by the Stockholders and/or the Minimum Tender Condition is not satisfied or waived, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court, then the Company intends to pursue confirmation of the Prepackaged Plan under Chapter 11 of the Bankruptcy Code and to attempt to use such acceptances to obtain confirmation of the Prepackaged Plan. If the Prepackaged Restructuring is consummated and a Chapter 11 petition is filed under the Bankruptcy Code, the Company expects that each of the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan. See "SUMMARY OF THE PLAN" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

SOLICITATION OF PROXIES; RECORD DATE

     This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of proxies to be voted at the Stockholders' Meeting. In addition, this Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Ballots to be voted in connection with the Prepackaged Plan.

     YOU MUST COMPLETE AND RETURN BOTH THE PROXY AND THE BALLOT IN ORDER TO VOTE ON BOTH THE PROPOSALS AND THE PREPACKAGED PLAN. THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS AND THE PREPACKAGED PLAN.

     The Record Date for purposes of determining which Stockholders are eligible to vote on the Prepackaged Plan and at the Stockholders' Meeting is ________. On the Record Date there were 14,964,608 shares of Old Common Stock outstanding, of which there were [ ] holders of record. Stockholders are not required to vote at the Stockholders' Meeting in order to vote on the Prepackaged Plan. It is important that all Stockholders vote to accept or to reject the Prepackaged Plan because, under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received, only Stockholders holders who vote will be counted. Failure by a holder to send a duly completed and signed Ballot will be deemed to constitute an abstention by such holder with respect to a vote on the Prepackaged Plan. Abstentions as a result of not submitting a duly completed and signed Ballot will not be counted as votes for or against the Prepackaged Plan. Any Ballot which is executed by a holder but does not indicate an acceptance or rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan. See "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV, and "VOTING PROCEDURES AND REQUIREMENTS" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

     WHETHER OR NOT YOU ARE ABLE TO ATTEND THE STOCKHOLDERS' MEETING, YOUR VOTE BY PROXY IS VERY IMPORTANT. STOCKHOLDERS ARE ENCOURAGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. STOCKHOLDERS WHO COMPLETE A PROXY WITH RESPECT TO THE STOCKHOLDERS' MEETING SHOULD ALSO DULY COMPLETE AND SIGN A BALLOT IN ORDER TO VOTE ON THE PREPACKAGED PLAN.

     Proxies and Ballots are being solicited by and on behalf of the Board. All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement/Prospectus, will be borne by the Company. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of the Company in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation material to beneficial owners of Old Common Stock held of record by such persons, and the Company may reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. To assure the presence in person or by proxy of the
largest number of Stockholders possible, [     ], the Information Agent, has
been engaged to solicit Proxies on behalf of the Company for a customary fee plus reasonable out-of-pocket expenses.

PURPOSE OF STOCKHOLDERS' MEETING

     The purpose of the Stockholders' Meeting is to consider the following Proposals set forth in this Proxy Statement/Prospectus: (i) the Charter Amendment, (ii) the Issuance, (iii) the Plan Proposal, (iv) the Election of the New Board, (v) the appointment of Deloitte & Touche as independent auditors to the Company, and (vi) such other business as may properly come before the Stockholders' Meeting or any adjournments or postponements thereof. Each of the Restructuring Proposals is conditioned upon the approval by the Stockholders of each of the other Restructuring Proposals. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting, then none of the Restructuring Proposals will become effective. Ratification of the appointment of Deloitte & Touche and approval of the adoption of the Stock Award and Incentive Plan are not, however, conditions to the consummation of the Exchange Restructuring.

THE CHARTER AMENDMENT

     The Board has unanimously adopted a resolution approving, subject to consummation of the Exchange Restructuring, the amendment of the Company's Certificate of Incorporation by the Charter Amendment. The purposes and effects of the Charter Amendment are to effect (i) the Reverse Split and
(ii) an increase in the number of shares of New Common Stock authorized. For the full text of the Charter Amendment, see "DISCUSSION OF THE PROPOSALS -- The Charter Amendment." Magten has advised the Company that it may request additional changes to the Company's Certificate of Incorporation and, in such event, this Proxy Statement/Prospectus will, upon approval of the Board, be amended to reflect such changes.

     If the Reverse Split were not implemented pursuant to the Charter Amendment as part of the Exchange Restructuring, there would be approximately 221,697,896 million shares of New Common Stock issued and outstanding after giving effect to the Exchange Restructuring, and the per share stock price of the New Common Stock would be less than $1.00 per share. Thus, the Reverse Split is necessary in order to "normalize" the post-Restructuring trading of the New Common Stock by reducing the number of outstanding shares and thereby increasing the trading price of the New Common Stock from where it would otherwise trade in the absence of the Reverse Split assuming the aggregate market capitalization of the Company remains constant. Such increase of the trading price may, although there is no assurance that it will, (i) enhance the attractiveness of the New Common Stock to certain institutional investors whose investing guidelines require that the securities that they purchase meet certain minimum trading price criteria, (ii) permit investors to purchase New Common Stock from broker/dealers on margin in accordance with applicable regulations, and
(iii) militate in favor of continued listing of the New Common Stock on the NYSE. Pursuant to the Letter Agreement, the Reverse Split is required for the Company to consummate the Exchange Restructuring.

     The Charter Amendment also has the effect of amending Article Fourth of the Certificate of Incorporation to increase the number of shares of New Common Stock authorized and available for issuance from 30,000,000 to 45,000,000. Management believes that such Amendment would benefit the Company by providing greater flexibility to the Board to issue additional equity securities, for example, to raise additional capital, to facilitate possible future acquisitions, to provide stock-related employee benefits and to effect stock splits of the outstanding New Common Stock. If the Charter Amendment is approved at the Stockholders' Meeting, generally, no Stockholder approval would be necessary for the issuance of all or any portion of the additional shares of New Common Stock unless required by law or any rules or regulations to which the Company is subject. However, as long as the New Common Stock is quoted for trading through the NYSE, the flexibility that the Charter Amendment would provide the Board to issue shares of New Common Stock will be limited by the rules of such exchange which, as presently in effect, would generally require Stockholder approval for the issuance of New Common Stock when: (i) a stock option or purchase plan is to be established or other arrangements made pursuant to which New Common Stock may be acquired by directors or officers, except for warrants or rights issued generally to securityholders of the Company or broadly-based plans or arrangements including other employees; (ii) a business, a company, tangible or intangible assets, or property or securities representing any such interest, are to be acquired, directly or indirectly, from a director, officer or substantial securityholder of the Company (including its subsidiaries, affiliates or other closely related persons) or from any company or party in which one of such persons has a substantial direct or indirect interest if the number of shares of New Common Stock to be issued or the number of shares of New Common Stock into which the securities may be convertible exceeds one percent of the number of shares of New Common Stock, or one percent of the voting power, outstanding before the issuance; (iii) New Common Stock or securities convertible into or exercisable for New Common Stock are to be issued in any transaction or series of related transactions, other than a public offering for cash, if (a) the New Common Stock to be issued has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such New Common Stock or securities convertible into or exercisable for New Common Stock, or (b) the number of shares of New Common Stock to be issued is, or will be, equal to or in excess of 20% of the number of shares of New Common Stock outstanding before the issuance of the New Common Stock; or (iv) the issuance would result in a change in control of the Company.

     Although the Company considers from time to time mergers, acquisitions and other transactions that may involve the issuance of additional shares of New Common Stock (any one or more of which may be under consideration or acted upon at any time), the Company is not a party to any agreements with respect to any such transactions, nor does it have any agreements, commitments or understandings with respect to such transactions or that would involve the issuance of additional shares of New Common Stock in amounts that would exceed the number of currently authorized and unissued shares. See "BACKGROUND OF THE RESTRUCTURING."

     Depending upon the consideration per share received by the Company for any subsequent issuance of New Common Stock, such issuance could have a dilutive effect on those Stockholders who paid a higher consideration per share for their stock. Also, future issuances of New Common Stock will increase the number of outstanding shares, thereby decreasing the percentage ownership in the Company (for voting, distributions and all other purposes) represented by existing shares of New Common Stock. The availability for issuance of the additional shares of New Common Stock may be viewed as having the effect of discouraging an unsolicited attempt by another person or entity to acquire control of the Company. Although the Board has no present intention of doing so, the Company's authorized but unissued New Common Stock could be issued in one or more transactions that would make a takeover of the Company more difficult or costly, and therefore less likely. The Company is not aware of any person or entity who is seeking to acquire control of the Company. Holders of New Common Stock do not have any preemptive rights to acquire any additional securities issued by the Company.

     As of the Record Date, 14,964,608 shares of Old Common Stock were outstanding and 1,823,443 shares of Old Common Stock were reserved for issuance pursuant to the Company's employee benefit plans. Accordingly, only an additional 18,211,949 unreserved shares of Old Common Stock were available for issuance under the Certificate of Incorporation. If the proposed Charter Amendment did not increase the number of shares of New Common Stock authorized, it would be necessary to convene a special meeting of Stockholders before the Company could consummate any transaction in which the number of shares of New Common Stock that would be issued, together with all other new issuances of New Common Stock after the Record Date, would exceed approximately 8,000,000 shares. This could potentially add to the costs of a proposed transaction, and the added time necessary to prepare for and hold a stockholders' meeting could serve as a disincentive for third parties otherwise interested in making an investment in, or entering into other transactions with, the Company. It is for these similar reasons that companies have a substantial number of authorized and unissued shares available for issuance.

     THE AFFIRMATIVE VOTE OF THE MAJORITY OF THE OUTSTANDING SHARES OF OLD COMMON STOCK ENTITLED TO VOTE ON THE RESTRUCTURING PROPOSALS IS REQUIRED FOR APPROVAL OF THE CHARTER AMENDMENT. ACCORDINGLY, RESTRUCTURING
ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE EFFECT OF A VOTE AGAINST THE PROPOSAL. UNLESS INSTRUCTED TO THE CONTRARY IN THE PROXY, THE SHARES REPRESENTED BY THE PROXIES WILL BE VOTED FOR THE CHARTER AMENDMENT.

          THE BOARD RECOMMENDS A VOTE "FOR" THE CHARTER AMENDMENT.

THE ISSUANCE

     The Board has unanimously adopted a resolution approving, as part of the Exchange Restructuring, the Issuance. The Stockholder vote with respect to the Issuance will become effective at such time as the Charter Amendment has been filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated and will not be effective otherwise. The approval of the Issuance by the Company's Stockholders may be required by the applicable rules of the NYSE. For a more complete description of the Issuance, see "DISCUSSION OF THE PROPOSALS -- The Issuance."

     THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES OF OLD COMMON STOCK REPRESENTED AT THE STOCKHOLDERS' MEETING AND ENTITLED TO VOTE ON THE RESTRUCTURING PROPOSALS IS REQUIRED FOR APPROVAL OF THE ISSUANCE. ACCORDINGLY, ABSTENTIONS WILL HAVE THE EFFECT OF A VOTE AGAINST THIS RESTRUCTURING PROPOSAL WHILE BROKER NON-VOTES WILL NOT AFFECT THE OUTCOME OF THE VOTE ON THE RESTRUCTURING PROPOSAL. UNLESS INSTRUCTED TO THE CONTRARY IN THE PROXY, THE SHARES REPRESENTED BY THE PROXIES WILL BE VOTED FOR THE RESTRUCTURING PROPOSAL TO APPROVE THE ISSUANCE.

     THE BOARD RECOMMENDS A VOTE "FOR" THE ISSUANCE.

     THE STOCK AWARD AND INCENTIVE PLAN

     Should the Stock Award and Incentive Plan be approved by the Stockholders, the Company would be permitted to grant options, stock appreciation rights and other stock-based awards (together, "New Options") for up to 2,463,310 shares of the Company's New Common Stock (10% of the New Common Stock outstanding immediately following the Restructuring on a fully diluted basis inclusive of the Warrants). The Letter Agreement expressly provides that the Company will be authorized to reserve 10% of the New Common Stock pursuant to the Stock Award and Incentive Plan following consummation of the Restructuring. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. The purpose of the Stock Award and Incentive Plan is to strengthen the Company by providing an incentive to its directors, officers, employees and consultants and thereby encouraging them to devote their abilities and industry to the success of the Company.

     The proposed details of such plan are set forth more fully in "DISCUSSION OF THE PROPOSALS -- Stock Award and Incentive Plan."

     THE AFFIRMATIVE VOTE OF THE MAJORITY OF THE SHARES OF OLD COMMON STOCK REPRESENTED AT THE STOCKHOLDERS' MEETING AND ENTITLED TO VOTE IS REQUIRED FOR APPROVAL OF THE STOCK AWARD AND INCENTIVE PLAN. ACCORDINGLY, ABSTENTIONS WILL HAVE THE EFFECT OF A VOTE AGAINST THIS RESTRUCTURING PROPOSAL WHILE BROKER NON-VOTES WILL NOT AFFECT THE OUTCOME OF THE VOTE ON THE RESTRUCTURING PROPOSAL. UNLESS INSTRUCTED TO THE CONTRARY IN THE PROXY, THE SHARES REPRESENTED BY THE PROXIES WILL BE VOTED TO APPROVE THE STOCK AWARD AND INCENTIVE PLAN.

     THE BOARD RECOMMENDS A VOTE "FOR" THE PLAN PROPOSAL.

ELECTION OF THE NEW BOARD

     Each of the existing members of the Board has delivered to the Company a resignation letter resigning from the Board effective as of the Exchange Restructuring Date. In accordance with the terms and provisions of the Company's Certificate of Incorporation, by resolution of the Board, the number of directors has been fixed at [________] from and after the Exchange Restructuring Date. As provided for in the Letter Agreement, the new Board will consist of: (i) Mr. Jerald Politzer, the Chairman of the Board and Chief Executive Officer, (ii) between three and five members to be nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward prior to the commencement of the Solicitation; and (iii) one member designated by the current Board. As described above, as contemplated by the Letter Agreement, it is expected that Magten will provide the Company with its Board nominees prior to the commencement of the Solicitation. In addition, the current Board has designated Marvin Schiller to be the current Board's nominee to the new Board. If any nominee should be unavailable for election at the Stockholders' Meeting, the proxies will be voted for the election of such other person as may be recommended by the Board.

     If the Restructuring is not consummated, the Restructuring Proposal with respect to the Election of the New Board will not be deemed to have been approved or implemented and the current Board will continue.

     Information about the nominees for election as directors and incumbent directors, including biographical and employment information, is set forth more fully in "DISCUSSION OF THE PROPOSALS -- Election of the New Board."

     THE AFFIRMATIVE VOTE OF A PLURALITY OF THE VOTES OF THE SHARES OF OLD COMMON STOCK ENTITLED TO VOTE ON THE ELECTION OF DIRECTORS AND REPRESENTED AT THE STOCKHOLDERS' MEETING IS REQUIRED FOR APPROVAL OF THIS RESTRUCTURING PROPOSAL. ACCORDINGLY, ABSTENTIONS WILL HAVE THE EFFECT OF A VOTE AGAINST THE RESTRUCTURING PROPOSAL WHILE BROKER NON-VOTES WILL NOT AFFECT THE OUTCOME OF THE VOTE ON THE RESTRUCTURING PROPOSAL. UNLESS INSTRUCTED TO THE CONTRARY IN THE PROXY, THE SHARES REPRESENTED BY THE PROXIES WILL BE VOTED FOR THE RESTRUCTURING PROPOSAL TO APPROVE THE ELECTION OF EACH ONE OF THE PROPOSED NEW DIRECTORS TO THE BOARD.

     THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     Deloitte & Touche currently serve as independent auditors for the Company. Deloitte & Touche and its predecessors have served as independent auditors for the Company since 1951. Upon the recommendation of the Audit Committee (as defined below), the Board has appointed Deloitte & Touche to serve as the Company's independent auditors to audit its financial statements for Fiscal 1998. Such appointment is conditioned upon ratification by the Stockholders, and the matter will be presented at the Stockholders' Meeting. If the Stockholders do not ratify the appointment, the selection will be reconsidered by the Board. A representative of Deloitte & Touche will be present at the Stockholders' Meeting. The representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

     THE BOARD RECOMMENDS THAT THE APPOINTMENT OF DELOITTE & TOUCHE BE
RATIFIED.

VOTING OF PROXIES

     All shares represented by a properly executed Proxy will be voted at the Stockholders' Meeting in accordance with the directions on such Proxy. If no direction is indicated on a properly executed Proxy, the shares covered thereby will be voted in favor of each of the Proposals.

     In the event that sufficient votes in favor of Restructuring Proposals are not received by the time scheduled for the Stockholders' Meeting, or if any of the other conditions to the consummation of the Exchange Restructuring and the other elements of the Exchange Restructuring are not satisfied, the persons named as proxies may propose one or more adjournments of the Stockholders' Meeting to permit further solicitation of Proxies with respect to such proposals or to permit the satisfaction of any such condition. Any such adjournment will require the affirmative vote of a majority of the voting power present or represented at the Stockholders' Meeting.

VOTING RIGHTS; QUORUM

     Pursuant to the Company's Certificate of Incorporation, Stockholders will be entitled to one vote per share at the Stockholders' Meeting. The presence, either in person or by properly executed Proxy, of the holders of a majority of the shares of Old Common Stock outstanding and entitled to vote is necessary to constitute a quorum at the Stockholders' Meeting. There is no quorum or minimum number of votes required to be cast with respect to the Prepackaged Plan.

NO DISSENTERS' RIGHTS

     Stockholders have no appraisal or dissenters' rights with respect to the Charter Amendment, the Issuance, the Plan Proposal or the Election of the New Board.

REVOCATION OF PROXIES

     A stockholder who has executed and returned a Proxy may revoke it at any time before it is voted by executing and returning a Proxy bearing a later date, by giving written notice of revocation to the Secretary of the Company or by attending the Stockholders' Meeting and voting in person.

PREPACKAGED PLAN

     The Exchange Restructuring is conditioned on, among other things, 100% of the outstanding Senior Notes being validly tendered pursuant to the Exchange Restructuring. The Letter Agreement contemplates that, if consistent with the Company's obligations under applicable law (which the Company believes includes its fiduciary obligations) and if 100% of the Noteholders do not consent to the Restructuring, and/or the Stockholders do not approve each of the Restructuring Proposals, the Company will take such actions as are necessary to bind the Noteholders and/or the Stockholders, as the case may be, to the terms of the Restructuring. If each of the Restructuring Proposals is not approved by the Stockholders and/or the Minimum Tender Condition is not satisfied or waived, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court, then the Company intends to pursue confirmation of the Prepackaged Plan under Chapter 11 of the Bankruptcy Code and to attempt to use such acceptances to obtain confirmation of the Prepackaged Plan. The Prepackaged Restructuring may be effected with the approval of a minimum of two-thirds of the principal amount and a majority in number of the Noteholders voting on the Prepackaged Plan. If the Prepackaged Restructuring is consummated, the Company expects that each of the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan. Accordingly, this Proxy Statement/Prospectus also serves as a solicitation of acceptances by the Company for the acceptance of the Prepackaged Plan. See "SUMMARY OF THE PLAN" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV and the Chapter 11 Plan of Reorganization of Salant Corporation, attached as Appendix I to Part B of the Exchange Restructuring Prospectus.

     The Company has reserved the right to seek confirmation of the Prepackaged Plan under the "cram-down" provisions of the Bankruptcy Code. Consequently, the Company may decide to seek confirmation of the Prepackaged Plan under the "cram-down" provisions of the Bankruptcy Code if the Stockholders vote to reject the Prepackaged Plan.

                        DISCUSSION OF THE PROPOSALS

THE CHARTER AMENDMENT

     The Board has unanimously adopted resolutions proposing that the Company's Certificate of Incorporation be amended by the Charter Amendment. The Charter Amendment will effect (i) the Reverse Split and (ii) an increase in the number of shares of New Common Stock authorized. Should the Exchange Restructuring be accepted by the Stockholders and the requisite 100% of Noteholders and thereafter consummated, an aggregate of 18,456,350 shares of New Common Stock will be issued to the Noteholders in exchange for their Senior Notes and 1,496,461 shares of New Common Stock will be issued to existing Stockholders. In addition, 2,216,979 Warrants, exercisable for an aggregate of 2,216,979 shares of New Common Stock (subject to adjustment), will be issued to Stockholders.

     The Charter Amendment provides as follows:

     FIRST: Article Fourth, Section A of the Corporation's Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

     "A. AUTHORIZED SHARES. The total number of shares of all classes of stock which the Corporation shall have authority to issue is fifty million (50,000,000) shares, of which forty-five million (45,000,000) shall be common stock, par value $1.00 per share, and five million (5,000,000) shall be preferred stock, par value $2.00 per share. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of holders of preferred stock as a class, except to the extent that any such vote may be required by the resolution providing for the issuance of any series of preferred stock.

     At the time this amendment becomes effective, and without any further action on the part of the Corporation or its stockholders, each ten shares of common stock, par value $1.00 per share, then issued and outstanding, shall be changed and reclassified into one fully paid and nonassessable share of common stock, par value $1.00. The capital account of the Corporation shall not be increased or decreased by such change and reclassification. To reflect the said change and reclassification, each certificate representing shares of common stock, par value $1.00 per share, theretofore issued and outstanding, shall represent one-tenth the number of shares of common stock, par value $1.00 per share, issued and outstanding after such change and reclassification; and the holder of record of each such certificate shall be entitled to receive a new certificate representing a number of shares of common stock, par value $1.00, of the kind authorized by this amendment, equal to one-tenth the number of shares represented by said certificate for theretofore issued and outstanding shares, so that upon this amendment becoming effective each holder of record of ten shares of the common stock with a par value of $1.00 will have, or be entitled to, a certificate representing one share of common stock with par value $1.00 of the kind authorized by this amendment."

     In lieu of the issuance of any fractional shares that would otherwise result from the reverse split effected hereby, the Corporation shall issue to any stockholder that would otherwise receive fractional shares of common stock one (1) additional share of common stock; and further

     SECOND: The foregoing amendment was duly adopted in accordance with
Section 242 of the General Corporation Law of the State of Delaware."

     The Charter Amendment will not be effective unless and until it is filed with the Secretary of State of Delaware. Even if each of the Restructuring Proposals is approved by the Stockholders, the Board has reserved the right to abandon the Charter Amendment and each other Restructuring Proposal in the event that any other condition to the Restructuring is not satisfied, including, but not limited to, the Minimum Tender Condition. However, the Board intends to file the Charter Amendment with the Secretary of State of Delaware if the Exchange Restructuring is consummated.

     The Charter Amendment, if filed with the Secretary of State of Delaware, would amend the Certificate of Incorporation to effect a ten-to-one reverse stock split of the Company's outstanding shares of Old Common Stock such that each share of Old Common Stock immediately prior to the Exchange Restructuring Date will automatically convert into one-tenth of one share of New Common Stock immediately thereafter. The Reverse Split is necessary in order to "normalize" the post-Restructuring trading of the New Common Stock by reducing the number of outstanding shares and thereby increasing the trading price of the New Common Stock from where it would otherwise trade in the absence of the Reverse Split assuming the aggregate market capitalization of the Company remains constant.

     No scrip or fractional certificates will be issued in the Reverse Split. Instead, the Company will issue one additional share of New Common Stock to each affected Stockholder at no cost to the Stockholder. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except the right to receive an additional share therefor as described herein. The number of shares of New Common Stock to be issued in connection with settling such fractional interests is not expected to be material.

     The Company currently has authorized 30,000,000 shares of common stock (including 14,964,608 issued and outstanding shares of Old Common Stock), par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $2.00 per share. As of the date of this Proxy Statement/Prospectus, there were no shares of preferred stock issued and outstanding. If the Charter Amendment is effected pursuant to the Exchange Restructuring, the number of shares of New Common Stock authorized will be increased to 45,000,000 shares. The Board is authorized to fix the relative rights and preferences of the shares of preferred stock, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Pursuant to a resolution adopted by the Board on December 8, 1987, in connection with the Company's implementation of the Rights Plan the Company created a series of 50,000 shares of preferred stock designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock") having the powers, preferences and rights described in the Certificate of Incorporation of the Company. See "DESCRIPTION OF RIGHTS PLAN." Without Stockholder approval, the Board could adversely affect the voting power of the Stockholders and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, which could discourage any attempt to obtain control of the Company. As of the date of this Proxy Statement/Prospectus, no shares of Series A Preferred Stock were issued and outstanding.

     The final text of the Charter Amendment is subject to change in order to meet the requirements as to form that may be requested or required by the Secretary of State's Office of the State of Delaware.

     If the requisite approval by the Stockholders is obtained, the Charter Amendment will be effective upon the close of business on the date of filing of the Charter Amendment with the Delaware Secretary of State. Each certificate representing shares of Old Common Stock immediately prior to the Exchange Restructuring will be deemed automatically, without any action on the part of the Stockholders, to represent one-tenth the number of shares of New Common Stock immediately after the Exchange Restructuring Date. A Stockholder's proportionate ownership interest in the Company will remain unchanged by the Charter Amendment. The New Common Stock issued pursuant to the Charter Amendment will be fully paid and nonassessable. The voting and other rights of the Old Common Stock will not be altered by the Charter Amendment except that each share of the Old Common Stock will represent one-tenth of a share of New Common Stock.

     When the Charter Amendment becomes effective, Stockholders will be asked to surrender certificates representing shares of Old Common Stock in accordance with the procedures set forth in a Letter of Transmittal to be sent by the Company. Upon such surrender, a certificate representing the shares of New Common Stock and the Warrants will be issued and forwarded to the Stockholders; however, each certificate representing shares of Old Common Stock will continue to be valid and represent shares of New Common Stock equal to one-tenth the number of shares of Old Common Stock (rounded to the nearest whole number). Persons who hold their shares in brokerage accounts or "street name" will not be required to take any further actions to effect the exchange of their certificates.

     The Charter Amendment will not be effective unless and until it is filed with the Secretary of State of Delaware. Each of the Restructuring Proposals is conditioned upon the approval by the Stockholders of each of the other Restructuring Proposals. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting, then none of the Restructuring Proposals will become effective.

THE BOARD RECOMMENDS A VOTE "FOR" THE CHARTER AMENDMENT.

THE ISSUANCE

     The Board has unanimously adopted a resolution approving, as part of the Exchange Restructuring, the issuance of up to 22,169,790 shares of New Common Stock (including the Warrant Shares) and up to 2,216,979 Warrants pursuant to the Exchange Restructuring. Upon exchange of their Senior Notes, the Noteholders, in the aggregate and as of the Exchange Date, would receive 18,456,350 shares of New Common Stock, which would represent 92.5% of the outstanding shares of New Common Stock following consummation of the Exchange Restructuring (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of new Common Stock issued under the Old Plans), based on the number of shares outstanding as of the Record Date. The Stockholders currently own 100% of the common equity of the Company in the form of the Old Common Stock. As of March 16, 1998, there were 14,964,608 shares of Old Common Stock issued and outstanding. Assuming all of the conditions to the Restructuring are fulfilled, the Exchange Restructuring will result in the Stockholders receiving, in exchange for their shares of Old Common Stock, an aggregate of 1,496,461 shares of New Common Stock, after giving effect to the Reverse Split, constituting 7.5% of the New Common Stock issued and outstanding immediately after giving effect to the Exchange Restructuring (subject to dilution for the New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans). In addition, the Stockholders will receive the Warrants to purchase 2,216,979 shares of New Common Stock, which represent the right to purchase up to 10% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (on a fully diluted basis). The approval by the Stockholders of the Issuance may be required by the applicable rules of the NYSE. See "BACKGROUND OF RESTRUCTURING," "PURPOSE OF RESTRUCTURING," and "RESTRUCTURING FINANCIAL CONSIDERATIONS."

     Each of the Restructuring Proposals is conditioned upon the approval by the Stockholders of each of the other Restructuring Proposals. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting, then none of the Restructuring Proposals will become effective.

THE BOARD RECOMMENDS A VOTE "FOR" THE ISSUANCE.

STOCK AWARD AND INCENTIVE PLAN

     Pursuant to a resolution of the Board, the Board has adopted the Stock Award and Incentive Plan, which provides for the grant of various types of stock-based compensation to directors, officers and employees of the Company and its subsidiaries. The Stock Award and Incentive Plan has become effective as of the date of such resolution, however, the Stock Award and Incentive Plan and any grants thereunder are subject to subsequent approval by the Company's stockholders. The Stock Award and Incentive Plan is designed with the intention that compensation resulting from options, stock appreciation rights and certain other awards may qualify as "performance-based compensation" under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), and to comply with the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 ("Rule 16b-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The summary that follows is not intended to be complete and is qualified in its entirety by the actual terms of the Stock Award and Incentive Plan, a copy of which is attached hereto as Annex III. Capitalized terms used but not otherwise defined in the summary that follows shall have the respective meanings ascribed to them in the Stock Award and Incentive Plan.

     Purpose of the Stock Award and Incentive Plan
     ---------------------------------------------

     The purpose of the Stock Award and Incentive Plan is to strengthen the Company by providing an incentive to its directors, officers and employees and thereby encouraging them to devote their abilities and industry to the success of the Company's business enterprise.

     Eligibility
     -----------

     Awards may be made by the Committee, in its discretion, to directors, officers and employees of the Company and its subsidiaries. Directors of the Company who are not also employees of the Company or any of its subsidiaries are entitled to automatic option grants as provided in the Stock Award and Incentive Plan and described below.

     Plan Administration and Shares Subject to the Stock Award and
     Incentive Plan
     -------------------------------------------------------------

     2,463,310 shares of New Common Stock (subject to adjustment as provided in the Stock Award and Incentive Plan), representing, on a fully diluted basis (inclusive of the Warrants), 10% of the aggregate shares of New Common Stock to be issued and reserved on the Exchange Restructuring Date, will be reserved for Awards to be granted under the Stock Award and Incentive Plan. Subject to stockholder approval, these Awards will be granted by a committee of the Board of Directors of the Company from and after the Exchange Restructuring Date (the "Committee") comprised solely of two or more "non-employee directors" within the meaning of Rule 16b-3(b)(3) (or any successor rule) of the Exchange Act, and unless otherwise determined by the Board of Directors of the Company, "outside directors" within the meaning of Treasury Regulation Section 1.162-27(e)(3) and
Section 162(m) of the Code, which will administer the Stock Award and Incentive Plan. No individual may be granted Options or Awards with respect to more than a total of 500,000 shares during any one calendar year period under the Stock Award and Incentive Plan. In addition, the maximum dollar amount of cash or the Fair Market Value of shares of New Common Stock that any individual may receive in any calendar year in respect of Performance Units denominated in dollars may not exceed $3,000,000. Shares of New Common Stock subject to the Stock Award and Incentive Plan may either be authorized and unissued shares or previously issued shares acquired or to be acquired by the Company and held in its treasury. Subject to the terms of the Stock Award and Incentive Plan, the Committee has the right to grant Awards to eligible participants and to determine the terms and conditions of Agreements evidencing Awards, including the vesting schedule and exercise price of such Awards, and the effect, if any, of a Change in Control (as defined in the Stock Award and Incentive Plan) on such Awards.

     Upon the occurrence of a Change in Capitalization, the Stock Award and Incentive Plan permits the Committee to make appropriate adjustments to the type and aggregate number of shares subject to the Stock Award and Incentive Plan or any Award, and to the purchase or exercise price to be paid or the amount to be received in connection with the realization of any Award.

     Awards
     ------

     STOCK OPTIONS. Stock options granted pursuant to the Stock Award and Incentive Plan may either be incentive stock options within the meaning of
Section 422 of the Code ("ISOs"), or non-qualified stock options ("NQSOs") as determined by the Committee. The exercise price for each share of New Common Stock subject to an option will be determined by the Committee at the time of grant and set forth in an Agreement, provided that the exercise price may not be less than the Fair Market Value of the New Common Stock on the date the option is granted. The option exercise price may be paid in the discretion of the Committee on the date of the grant, in cash or by the delivery of shares then owned by the participant or as otherwise determined by the Committee. No option will be exercisable later than ten years after the date on which it is granted, provided that the Committee may (and in the case of a Formula Option shall) provide that an NQSO may, upon the death of a participant, be exercised for up to one year following the date of such participant's death, even if such period extends beyond ten years from the date such option is granted. ISOs may not be granted to any participant who owns stock possessing (after application of the attribution rules of Section 424(d) of the Code) more than 10% of the total combined voting power of all outstanding classes of stock of the Company, unless the option price is at least 110% of the Fair Market Value at the date of grant and the option is not exercisable after five years from the date of grant.

     The Stock Award and Incentive Plan provides for automatic option grants ("Formula Options") to certain directors of the Company who are not also employees of the Company and its subsidiaries. Such directors will be granted initial Formula Options in respect of [ ] Shares (on the date of the consummation of the Restructuring or, if applicable, when becoming a director for the first time) as well as annual Formula Options in respect of [ ] shares at each subsequent annual stockholders meeting of the Company. Formula Options will be granted with per share exercise prices equal to the Fair Market Value on the date of grant, with ten year terms and subject to the vesting schedule set forth in the Stock Award and Incentive Plan.

     STOCK APPRECIATION RIGHTS. Under the Stock Award and Incentive Plan, a stock appreciation right in respect of a share of New Common Stock represents the right to receive payment in cash and/or New Common Stock in an amount equal to the excess of the Fair Market Value of such share of New Common Stock on the date the right is exercised over the Fair Market Value on the date the right is granted. The Committee may grant stock appreciation rights to the holders of any options under the Stock Award and Incentive Plan. Such rights may also be granted independently of options.

     RESTRICTED STOCK. The Committee will determine the terms and conditions applicable to Restricted Stock at the time of grant, including the price, if any, to be paid by the grantee for the Restricted Stock, the restrictions placed on the shares, and the time or times when the restrictions will lapse. In addition, at the time of grant, the Committee, in its discretion, may decide: (i) whether any deferred dividends will be held for the account of the grantee or deferred until the restrictions thereon lapse, (ii) whether any deferred dividends will be reinvested in additional Shares or held in cash, (iii) whether interest will be accrued on any dividends not reinvested in additional shares of Restricted Stock and (iv) whether any stock dividends paid will be subject to the restrictions applicable to the Restricted Stock Award.

     PERFORMANCE UNITS AND PERFORMANCE SHARES. Performance Units and Performance Shares will be awarded as the Committee may determine, and the vesting of Performance Units and Performance Shares will be based upon the Company's attainment within an established period of specified performance objectives to be determined by the Committee. Upon granting Performance Units or Performance Shares, the Committee may provide, to the extent permitted under Section 162(m) of the Code, the manner in which performance will be measured against the performance objectives, or may adjust the performance objectives to reflect the impact of specified corporate transactions, accounting or tax law changes, and other similar extraordinary and nonrecurring events. Performance Units may be denominated in dollars or in Shares, and payments in respect of Performance Units will be made in cash, Shares, shares of Restricted Stock or any combination of the foregoing, as determined by the Committee. The Agreement evidencing Performance Shares or Performance Units will set forth the terms and conditions thereof. Unless otherwise determined by the Committee at the time of grant, such awards that can be so granted, may be granted in a manner which is intended to qualify for the performance based compensation exemption of Section 162(m). In such event, either the granting or vesting of such awards will be based upon one or more of the following factors: earnings per share, New Common Stock share price, pre-tax profit, net earnings, return on stockholders' equity or assets or any combination of the foregoing.

     Change In Control
     -----------------

     In the event of a Change in Control, the vesting of options and stock appreciation rights will accelerate and, if so provided by the Committee in an Agreement, the restrictions on Restricted Stock, Performance Units and Performance Shares will lapse.

     Transferability
     ---------------

     Awards under the Stock Award and Incentive Plan will not be transferable except by will or the laws of descent or distribution. Awards will only be exercisable during the lifetime of a participant by such participant only. However, at the discretion of the Committee, any option, other than an ISO, may permit the transfer of such option by a participant to certain family members or trusts for the benefit of such family members by such persons.

     Certain Federal Income Tax Considerations
     -----------------------------------------

     THE FOLLOWING DISCUSSION OF CERTAIN RELEVANT FEDERAL INCOME TAX EFFECTS APPLICABLE TO CERTAIN AWARDS GRANTED UNDER THE STOCK AWARD AND INCENTIVE PLAN IS A SUMMARY ONLY, AND REFERENCE IS MADE TO THE CODE FOR A COMPLETE STATEMENT OF ALL RELEVANT FEDERAL TAX PROVISIONS. HOLDERS OF AWARDS SHOULD CONSULT THEIR TAX ADVISORS BEFORE REALIZATION OF ANY SUCH AWARDS, AND HOLDERS OF COMMON STOCK PURSUANT TO AWARDS SHOULD CONSULT THEIR TAX ADVISORS BEFORE DISPOSING OF ANY SUCH SHARES. SECTION 16 INDIVIDUALS SHOULD NOTE THAT SOMEWHAT DIFFERENT RULES THAN THOSE DESCRIBED BELOW MAY APPLY TO THEM.

     ISOs. In general, a recipient will not recognize income upon the grant or exercise of an ISO, and the Company will not be entitled to any business expense deduction with respect to the grant or exercise of an ISO. However, upon the exercise of an ISO, the excess of the fair market value on the date of exercise of the shares received over the exercise price of the option will be treated as an adjustment to alternative minimum taxable income. In order for the exercise of an ISO to qualify as an ISO, a recipient generally must be an employee of the Company or a subsidiary (within the meaning of Section 422 of the Code) from the date the ISO is granted through the date three months before the date of exercise (one year preceding the date of exercise in the case of a recipient whose employment is terminated due to disability). The employment requirement does not apply where a recipient's employment is terminated due to his or her death.

     If a recipient has held the shares acquired upon exercise of an ISO for at least two years after the date of grant and for at least one year after the date of exercise, when the recipient disposes of the shares, the difference, if any, between the sales price of the shares and the exercise price of the option will be treated as long-term capital gain or loss, provided that any gain will be subject to reduced rates of tax if the shares were held for more than twelve months and will be subject to further reduced rates if the shares were held for more than eighteen months. If a recipient disposes of the shares prior to satisfying these holding period requirements (a "Disqualifying Disposition"), the recipient will recognize ordinary income (treated as compensation) at the time of the Disqualifying Disposition, generally in an amount equal to the excess of the fair market value of the shares at the time the option was exercised over the exercise price of the option. The balance of the gain realized, if any, will be short-term or long-term capital gain, depending upon whether the shares have been held for at least twelve months after the date of exercise. If the recipient sells the shares in a Disqualifying Disposition at a price below the fair market value of the shares at the time the option was exercised, the amount of ordinary income (treated as compensation) will be limited to the amount realized on the sale over the exercise price of the option. In general, the Company will be allowed a business expense deduction to the extent a recipient recognizes ordinary income.

     NQSOs. In general, a recipient who receives a NQSO will not recognize income at the time of the grant of the option. Upon exercise of a NQSO, a recipient will recognize ordinary income (treated as compensation) in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the option. The basis in shares acquired upon exercise of a NQSO will equal the fair market value of such shares at the time of exercise, and the holding period of the shares (for capital gain purposes) will begin on the date of exercise. In general, if the Company complies with the applicable income reporting requirements, it will be entitled to a business expense deduction in the same amount and at the same time as the recipient recognizes ordinary income. In the event of a sale of the shares received upon the exercise of a NQSO, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss, provided that any gain will be subject to reduced rates of tax if the shares were held for more than twelve months and will be subject to further reduced rates if the shares were held for more than eighteen months.

     The foregoing discussion assumes that at the time of exercise, the sale of the shares at a profit would not subject a recipient to liability under Section 16(b) of the Exchange Act. Special rules may apply with respect to persons who may be subject to Section 16(b) of the Exchange Act. Participants who are or may become subject to Section 16 of the Exchange Act should consult with their own tax advisors in this regard.

     Excise Taxes. Under certain circumstances, the accelerated vesting or exercise of options in connection with a change in control of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Code. To the extent it is so considered, a recipient may be subject to a 20% excise tax and the Company may be denied a tax deduction.

     Section 162(m) Limitation. Section 162(m) generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to each of the chief executive officer and the four other most highly compensated executive officers (other than the chief executive officer) who are employed by such corporation on the last day of such corporation's taxable year. The Company has structured the Stock Award and Incentive Plan with the intention that compensation resulting from options, stock appreciation rights, Performance Shares and Performance Units may qualify as "performance-based compensation" and, if so qualified, would be deductible.

     Options to purchase shares of Old Common Stock granted under the Old Plans will be treated differently depending upon whether the Restructuring is consummated by means of the Exchange Restructuring or the Prepackaged Restructuring. For a discussion of such treatment, see "POST RESTRUCTURING STOCK OPTION GRANTS."

     The approval of the Stock Award and Incentive Plan by the Stockholders may be required by the applicable rules of the NYSE.

     THE BOARD OF DIRECTORS BELIEVES THAT THE IMPLEMENTATION OF THE STOCK AWARD AND INCENTIVE PLAN IS IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMENDS ITS APPROVAL BY THE STOCKHOLDERS.

     If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved.

     THE BOARD RECOMMENDS A VOTE "FOR" THE PLAN PROPOSAL.

ELECTION OF THE NEW BOARD

   The Board currently consists of ten members, divided into three classes, the first class consisting of three members, the second class consisting of two members and the third class consisting of four members. Presently, there is one vacancy on the Board. The Board currently consists of Jerald S. Politzer (Chairman), Harold Leppo, Edward M. Yorke, Robert H. Falk, Ann Dibble Jordan, Robert Katz, John S. Rodgers, Bruce F. Roberts and Marvin Schiller.

     Article Fifth of the Certificate of Incorporation divides the Board into three classes, with each class serving a three year term. See "MANAGEMENT." Any vacancies in the Board for any reason, and any directorships resulting from any increase in the number of directors, may be filled only by the affirmative vote of a majority of the Board, although less than a quorum. Article Fifth may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock, and subject to the provisions of any preferred stock outstanding.

     Each of the existing members of the Board has delivered to the Company a resignation letter resigning from the Board effective as of the Exchange Restructuring Date. In accordance with the terms and provisions of the Company's Certificate of Incorporation, by resolution of the Board, the number of directors has been fixed at [_______] as of the Exchange Restructuring Date. As provided for in the Letter Agreement, the new Board is required to consist of: (i) Jerald Politzer, the Chairman of the Board,
(ii) between three and five members to be nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward prior to the commencement of the Solicitation; and (iii) one member designated by the current Board. As described above, as contemplated by the Letter Agreement, it is expected that Magten will provide the Company with its Board nominees prior to the commencement of the Solicitation. In addition, the current Board has designated Marvin Schiller to be the current Board's nominee to the new Board. If any nominee should be unavailable for election at the Stockholders' Meeting, the proxies will be voted for the election of such other person as may be recommended by the Board.

     The names, principal occupations and other information concerning nominees proposed for election to the Board are presented below. Proxies will be voted for all such nominees, unless marked to the contrary. The Company believes that each nominee will serve as a director, but should any such nominee be unable to serve as a director or withdraw from nomination, Proxies will be voted for the election of such substitute nominee as the Board may propose.

     Jerald S. Politzer, age 52, joined the Company as a director on March 24, 1997 and Chief Executive Officer commencing April 1, 1997. From July 1989 to November 1996 he had been Executive Vice President of Melville Corporation, a diversified retailer. Mr. Politzer is a director of Norton McNaughton, Inc., a manufacturer of women's apparel.

     Marvin Schiller, age 63, was Managing Director of A.T. Kearney, Inc., a management consulting firm, from May 1983 until his retirement as of January 1995. Dr. Schiller is a director of LePercq-Istel Fund, Inc., a mutual fund; Strategic Agricultural Management Corp., a software developer and marketer; and Tutor Time Learning Systems Inc., a childcare and educational company. Dr. Schiller has served as a director of the Company since May 1983.

     Information regarding the remaining Board nominees will be provided once Magten has advised the Company of its Board nominees.

     If the Restructuring is not consummated, the Board proposal will not be deemed to have been approved or implemented and the current Board will continue.

     The term of office of the first class ("Class One") elected at the Stockholders' Meeting will expire at the 2000 Annual Meeting; the term of the second class ("Class Two") will expire at the 1999 Annual Meeting; and the term of the third class ("Class Three") will expire at the 2001 Annual Meeting.

     THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

                 CERTAIN CONSEQUENCES OF THE RESTRUCTURING

     Stockholders should carefully consider the following possible material disadvantages to the Restructuring:

          (a) The Stockholders currently own 100% of the common equity of the Company in the form of the Old Common Stock. As of March 16, 1998, there were 14,964,608 shares of Old Common Stock issued and outstanding. Assuming all of the conditions to the Restructuring are fulfilled, the Exchange Restructuring will result in the Stockholders receiving, in exchange for their shares of Old Common Stock, an aggregate of 1,496,461 shares of New Common Stock after giving effect to the Reverse Split, constituting 7.5% of the Old Common Stock issued and outstanding immediately after giving effect to the Exchange Restructuring (subject to dilution for the New Common Stock under the Stock Award and Incentive Plan, the Warrants Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans). In addition, the Stockholders will receive the Warrants, which represent the right to purchase up to 10% of the New Common Stock issued and outstanding immediately after giving effect to the Exchange Restructuring (on a fully diluted basis). The issuance of New Common Stock to the Noteholders pursuant to the Exchange Restructuring or the Prepackaged Plan, as applicable, will result in significant dilution of the equity interests of the existing holders of Old Common Stock as a percentage of the total number of outstanding shares of the common stock of the Company.

          (b) Based upon the current market price of the Old Common Stock (after giving effect to the Reverse Split), the Warrants may be "out of the money" immediately following the Restructuring, and no assurance can be made that the Warrants will ever be "in the money."

          (c) There can be no assurance that an active market for the Warrants or the New Common Stock will develop or, if any such market does develop, that it will continue to exist. Further, the degree of price volatility in any such market that does develop may be significant. Accordingly, no assurance can be given as to the liquidity of the market for any of the Warrants or the New Common Stock or the price at which any sales may occur.

          (d) There are certain Federal income tax considerations with respect to the Restructuring, including the Company's net operating loss carryovers being reduced or subject to limitations on use, although such reduction or limitation would be greater under the Exchange Restructuring than under the Prepackaged Restructuring.

          (e) Commencement of bankruptcy proceedings, even if only to confirm the Prepackaged Plan, could adversely affect the relationship between the Company and its subsidiaries, employees, customers and suppliers.

     For additional information on the consequences of implementing the Restructuring, see "RISK FACTORS."

     DESCRIPTION OF THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED PLAN

     For a description of the Exchange Restructuring and the Prepackaged Plan, see the Exchange Restructuring Prospectus attached hereto as Annex
IV. See also "Plan of Reorganization of Salant Corporation under Chapter 11 of the Bankruptcy Code," attached to the Exchange Restructuring Prospectus as Appendix I thereto.

                       MARKET AND TRADING INFORMATION

     The Old Common Stock is currently traded on the NYSE and is quoted under the symbol "SLT." On March 2, 1998, the day immediately prior to the date that the Company announced its intention to pursue the Restructuring, the closing sale price for the Old Common Stock was $1.6875 per share. On __________, the closing sale price for the Old Common Stock was $[ ] per share. See "MARKET FOR OLD COMMON STOCK AND RELATED STOCKHOLDER MATTERS"; and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION--LIQUIDITY AND CAPITAL RESOURCES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

     The Company intends to use its best efforts to maintain its status as a reporting company under the Exchange Act and has filed its registration on Form S-4 under the Securities Act with respect to the New Common Stock. Such registration under the Securities Act will facilitate the trading of the New Common Stock on the NYSE. Pursuant to the Restructuring, the Company will use its best efforts to effectuate such a listing for the New Common Stock on the NYSE as of the Exchange Restructuring Date. However, there is no assurance that the Company will maintain its status as a reporting company under the Exchange Act or that efforts to list the New Common Stock on the NYSE will be successful. See "RISK FACTORS--Lack of Trading Market for Warrants and New Common Stock; Volatility; Potential De-Listing of New Common Stock."

     Application will be made to list the Warrants and the Warrant Shares for trading on the NYSE. There can be no assurance that such application will be approved or that an active market for the Warrants will develop or as to the prices at which they might be traded. If the Company is unable to have the New Common Stock and Warrants listed for trading on the NYSE upon consummation of the Restructuring, the Company will use its best efforts to cause all New Common Stock and Warrants to be quoted on the National Market System of NASDAQ or to be listed on another national securities exchange. See "RISK FACTORS -- Lack of Trading Market for Warrants and New Common Stock; Volatility; Potential De-Listing of New Common Stock."

                      DESCRIPTION OF NEW COMMON STOCK

     The following summary description of the New Common Stock does not purport to be complete and is qualified in its entirety by this reference to the Company's Charter Amendment, a copy of which is attached hereto as Annex I. The New Common Stock is identical in all material respects to the Old Common Stock except for the effects of the Reverse Split.

     Immediately after the Restructuring, the Company will have 50,000,000 authorized shares of stock, consisting of 45,000,000 shares of the Common Stock, par value at $1.00 per share, and 5,000,000 authorized shares of preferred stock, par value $2.00 per share. As of such time, 19,952,811 shares of New Common Stock will be issued and outstanding to approximately [ ] holders of record, and no shares of preferred stock will be issued and outstanding. 18,456,350 shares of New Common Stock will be issued to Noteholders as of immediately prior to the Restructuring and 1,496,461 shares of New Common Stock will be issued to Stockholders as of immediately prior to the Restructuring in connection with the Restructuring (not including Warrant Shares and shares issuable upon the exercise of stock options granted to the Company's employees and directors under the Stock Award and Incentive Plan and, in the event the Exchange Restructuring is consummated, the Old Plans). All of the New Common Stock issued and outstanding as of the Exchange Restructuring Date will be fully paid and nonassessable.

DISTRIBUTIONS

     Subject to such preferential rights as may be granted by the Board in connection with future issuances of preferred stock, holders of shares of New Common Stock will be entitled to receive ratably such dividends as may be declared by the Board in its discretion from funds legally available therefor. The Credit Agreement contains negative covenants that restrict, among other things, the ability of the Company to pay dividends and the Company believes that the New Credit Agreement will contain similar restrictions. In the event of a liquidation, dissolution or winding up of the Company, the holders of New Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference owed to holders of any preferred stock. Holders of New Common Stock will have no preemptive rights and have no rights to convert their New Common Stock into any other securities.

VOTING

     Subject to any preferential rights of holders of preferred stock, Stockholders are entitled to one vote per share on all matters to be voted on by Stockholders. Matters submitted for Stockholder approval require a majority vote of the shares, except where the vote of a greater number is required by the DGCL. Article Sixth of the Certificate of Incorporation provides that any action required or permitted to be taken by the Stockholders of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent of the Stockholders. Article Sixth may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock.

ELECTION OF DIRECTORS

     Article Fifth of the Certificate of Incorporation divides the Board into three classes, with each class serving a three year term. Any vacancies in the Board, for any reason, and any directorships resulting from any increase in the number of directors, may be filled only by the affirmative vote of a majority of the Board, although less than a quorum. Article Fifth may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock and subject to the provisions of any preferred stock outstanding.

SHARES RESERVED IN CONNECTION WITH THE 1993 CHAPTER 11 PLAN

     In accordance with the 1993 Chapter 11 Plan, the Company reserved for issuance a certain number of shares of Old Common Stock in order to satisfy certain claims that had been asserted in the 1990 Chapter 11 Case pursuant to the terms and conditions of the 1993 Chapter 11 Plan. As of the date hereof, the Company continues to have 206,392 shares of Old Common Stock reserved for such purpose. Upon the consummation of the Restructuring, such shares will be canceled and the Company intends to reserve for issuance approximately 20,639 shares of New Common Stock (reflecting the Reverse Split) for the purpose of settling any remaining claims in the 1990 Chapter 11 Case for which a settlement of stock may be appropriate.

                          DESCRIPTION OF WARRANTS

     The following is a summary of certain provisions of the Warrant Agreement (the "Warrant Agreement"), and the Warrants (as defined below) to be issued thereunder. For more complete information regarding the Warrant Agreement and the Warrants, reference is made to the Warrant Agreement, a copy of which is attached hereto as Annex II and which is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Warrant Agreement.

     This Proxy Statement/Prospectus constitutes the Company's Prospectus with respect to the Warrants (and the New Common Stock issuable upon exercise of the Warrants) to be issued to Stockholders immediately after the consummation of the Restructuring.

GENERAL

     Immediately after the consummation of the Restructuring and the Reverse Split, the Company will issue to the Stockholders upon surrender of such Stockholders' Old Common Stock certificates, shares of New Common Stock and Warrant Shares at an Exercise Price of $6.2648 per share. Stockholders will receive, for each share of Old Common Stock held, one-tenth of a share of New Common Stock and .14814815 Warrants. The Stockholders will receive, in the aggregate, 2,216,979 Warrants exercisable, for 2,216,979 shares of New Common Stock or approximately 10% of the New Common Stock after giving effect to the Restructuring, based on 14,964,608 outstanding shares of Old Common Stock as of the Record Date. The Company, will not be required to issue any fractional shares of New Common Stock or Warrants. Whenever any distribution of Warrants exercisable into fractional shares of New Common Stock would otherwise be called for, the actual distribution will reflect a rounding up or a rounding down to the nearest share of New Common Stock, provided that, whenever any distribution of a Warrant that is exercisable into exactly one-half of a share of New Common Stock, the actual distribution will reflect a rounding up to the nearest share of New Common Stock. The Exercise Price and the number of Warrant Shares are both subject to adjustment in certain cases referred to below. Following the consummation of the Exchange Restructuring, holders of Old Common Stock will be issued Warrants upon receipt by the Depositary of a duly completed Letter of Transmittal (to be sent to the Stockholders by the Company promptly after consummation of the Restructuring).

     The Warrants will be exercisable immediately after the consummation of the Restructuring and prior to 5:00 p.m., New York City time, on the seventh anniversary of the date of issuance. The exercise and transfer of the Warrants will be subject to applicable Federal and state securities laws.

     The Warrants may be exercised by surrendering warrant certificates ("Warrant Certificates") evidencing the Warrants to be exercised to the Company at the Warrant Agent's principal office, (i) a written notice of such holder's election to exercise such Warrant, which notice will include the number of shares of New Common Stock to be purchased; (ii) payment of the Warrant Price (as defined in the Warrant Agreement) for the account of the Company and (iii) such Warrant. Payment of the aggregate Warrant Price may be made by certified or official bank check or wire transfer payable to the order of the Warrant Agent on account of the Company. Upon surrender of the Warrant Certificate and payment of the Warrant Price, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of such holder, an executed certificate or certificates representing the aggregate number of full shares of New Common Stock issuable upon such exercise. If any Warrant is exercised in part, the Warrant Agent will, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the holder a new Warrant evidencing the rights of such holder to purchase the unpurchased shares of New Common Stock called for by such Warrant.

     The holders of the Warrants will have no right to vote on matters submitted to the stockholders of the Company and will have no right to receive dividends. In the event of the liquidation, dissolution or winding up of the affairs of the Company, the holders of the Warrants will be entitled to receive, in lieu of each share of New Common Stock such holders would otherwise be entitled to receive upon exercise of the Warrants, the same kind and amount of any stock, securities or assets as may be issuable, distributable or payable in such event with respect to each share of New Common Stock. In the event a bankruptcy or reorganization subsequent to the Restructuring is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court, and the holders of the Warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their Warrants prior to the commencement of any such case.

     In the event of a taxable distribution to holders of New Common Stock that results in an adjustment to the number of shares of New Common Stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See "Certain Federal Income Tax Considerations."

ADJUSTMENTS

     The number of shares of New Common Stock purchasable upon exercise of Warrants and the Exercise Price will be subject to adjustment in certain events including, among others, that if the Company: (i) pays a dividend or makes a distribution on its New Common Stock in shares of its New Common Stock, (ii) subdivides its New Common Stock into a greater number of shares, (iii) combines its outstanding shares of New Common Stock into a smaller number of shares, and (iv) makes a distribution on New Common Stock in shares of its capital stock other than the New Common Stock; or (v) issues by reclassification of New Common Stock any shares of its capital stock.

AMENDMENT

     No provision of the Warrant Agreement may be amended without the consent of the Company, holders of 66 2/3% of the then issued and outstanding New Common Stock, the Warrant Agent and a majority of the holders of the Warrants; provided that no Warrant may be modified or amended to reduce the number of shares of New Common Stock for which such Warrant is exercisable or to increase the price at which such shares may be purchased upon exercise of such Warrant without the prior written consent of the holder thereof.

GOVERNING LAW

     The Warrant Agreement and the Warrants will be governed by and construed in accordance with, the laws of the State of New York, without regard to the provisions thereof relating to conflicts of law.

                    DESCRIPTION OF NEW CREDIT AGREEMENT

     The Company intends to enter into a New Credit Agreement, effective as of the Exchange Restructuring Date, with either CIT or another working capital lender, which will replace the Company's current working capital facility under the Credit Agreement. The Company has received and is currently reviewing proposals for a New Credit Agreement which have been submitted by CIT as well as various other prospective lenders. Based upon the proposals that have been received by the Company as of the date of this Proxy Statement/Prospectus, the Company expects that it will be able to obtain a new working capital facility under a New Credit Agreement as of the Exchange Restructuring Date which contains terms and conditions significantly more favorable than those currently existing under the Credit Agreement with CIT.

     The Company currently anticipates no difficulty in obtaining the credit facility under a New Credit Agreement on satisfactory terms on or prior to the Exchange Restructuring Date. The Company further believes that the financing available pursuant to such facility should be adequate to permit the Company to operate its business in accordance with the Three-Year Business Plan. However, there is no assurance that such facility will be obtained in light of, among other things, the possibility of the occurrence of potentially materially adverse conditions in the private and public capital and/or debt markets and potentially materially adverse operating results for the Company. Under the Letter Agreement, the credit facility under the New Credit Agreement must be on terms and conditions reasonably satisfactory to Magten, Apollo and the Company.

                DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT

     In connection with the Restructuring, the Company will also enter into, on the Exchange Restructuring Date, a registration rights agreement in the form of Exhibit B to Appendix I to Part B of the Exchange Restructuring Prospectus, attached hereto as Annex IV (the "Registration Rights Agreement"). Under the terms and conditions of the Registration Rights Agreement, the Company must use commercially reasonable efforts to register the New Common Stock pursuant to a "shelf registration," and to keep such shelf registration continuously effective for three years (subject to a two-year extension of such period to the extent that a registration statement filed on Form S-3 is available to the Company at the end of such initial three-year period), subject to the right to suspend the use of the prospectus constituting part of such registration statement for designated corporate purposes. Thereafter, holders who did not resell New Common Stock during the three-year period, but whose resales would have been covered by the registration statement, will be entitled to exercise, over a two-year period, up to three demand registrations and will be entitled to piggyback registration rights as well during such period. In the event that the shelf registration does not become effective within one hundred days after the date that the registration statement is filed, holders of the New Common Stock whose resales would have been covered by the registration statement will be entitled to exercise, over a two-year period, up to four demand registrations and will be entitled to piggyback registration rights as well during such period.

        DESCRIPTION OF CERTAIN EXISTING INDEBTEDNESS OF THE COMPANY

     The following summary of the principal terms of certain of the existing indebtedness of the Company does not purport to be complete and is qualified in its entirety by reference to the documents governing such indebtedness, including the definitions of certain terms therein, copies of which have been filed or incorporated as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part. Whenever particular provisions of such documents are referred to herein, such provisions are incorporated by reference, and the statements are qualified in their entirety by such reference.

GENERAL

     The following is a summary of certain existing indebtedness and other financing arrangements of the Company or its Subsidiaries. The descriptions of the loans outstanding under the Credit Agreement and the Senior Notes are qualified in their entirety by reference to the agreements and instruments governing such financing arrangements. Noteholders are referred to the Credit Agreement and the Indenture for a statement of their terms.

CREDIT AGREEMENT

     The Company is a party to a Revolving Credit, Factoring and Security Agreement, dated as of September 20, 1993, with CIT. The Credit Agreement provides the Company with general working capital financing, in the form of direct borrowings and letters of credit, up to the Maximum Credit (as defined in the Credit Agreement), subject to an asset-based borrowing formula. As collateral for borrowings under the Credit Agreement, the Company has granted to CIT a security interest in substantially all of the assets of the Company.

     The Credit Agreement imposes a number of restrictive covenants that affect the Company and its subsidiaries with respect to, among other things: (i) creating liens; (ii) incurring indebtedness and contingent obligations; (iii) paying dividends and redeeming capital stock; (iv) merging and selling assets; (v) engaging in sale and lease back transactions; (vi) making investments in other persons; (vii) engaging in certain affiliate transactions; (viii) making capital expenditures; (ix) selling accounts receivable; and (x) amending certain of its debt instruments and making payment in respect of the obligations represented thereby.

     The Credit Agreement contains a number of events of default, including the following: (i) failure to make payments of interest and principal when due; (ii) material error in any representation or warranty or certificate made under the Credit Agreement; (iii) failure of the Company to perform any of its respective agreements under the Credit Agreement; (iv) a default in the payment of any obligation of the Company or its subsidiaries on indebtedness in excess of $750,000 owing to any one person other than CIT;
(v) entry of a judgment in excess of $500,000 in the aggregate and the same remains undischarged for a period in excess of 30 days; (vi) certain events of insolvency and bankruptcy of the Company or its subsidiaries; (vii) certain events in respect of pension plans; (viii) the incurrence of environmental liability; (ix) certain change of control events; and (x) a material adverse change in the condition (financial or otherwise) of the Company.

     On March 2, 1998, the Company entered into the Forbearance Agreement with CIT, wherein CIT (i) waived, as of January 3, 1998, the Company's failure to meet the financial covenants related to Stockholders' equity and maximum loss, as set forth in the Credit Agreement, (ii) agreed to forbear (subject to certain conditions) from exercising any of its rights or remedies arising under the Credit Agreement arising from the Company's failure to make the interest payment on the Senior Notes due and payable on March 2, 1998, (iii) agreed to continue making loans, advances and other financial accommodations to the Company, subject to the terms and conditions of the Forbearance Agreement; (iv) increased the borrowings allowed against eligible inventory to 60%, (v) provided the Company with a discretionary $3 million seasonal overadvance, and (vi) reduced the Maximum Credit from $135 million to $125 million. Under the Forbearance Agreement, to the extent that the Company fails to maintain certain levels of borrowing under its asset-based borrowing formula, the Company is required to maintain a certain minimum interest coverage ratio and is subject to a covenant limiting the maximum loss the Company may incur over any twelve consecutive calendar months. In consideration for CIT's entering into the Forbearance Agreement, the Company agreed to pay CIT certain fees. See "BACKGROUND TO THE RESTRUCTURING--The Waiver and Forbearance Under the Credit Agreement." Under the Forbearance Agreement, such agreement to forbear by CIT will terminate on July 1, 1998 or earlier upon the happening of (a) the occurrence of any Event of Default (as defined in the Credit Agreement) other than a Payment Default (as defined in the Forbearance Agreement), or (b) the failure of the Company to execute and deliver to CIT before June 1, 1998, (i) a commitment letter executed by CIT providing for the agreement between CIT and the Company to enter into a new $135 million syndicated credit facility (in replacement of the financing and factoring arrangements provided by CIT pursuant to the Credit Agreement) on terms and conditions satisfactory to CIT or (ii) a copy of a commitment letter executed between another lender and the Company providing for a credit facility to the Company which by its terms provides for closing and funding thereof on or before July 1, 1998, and enabling the Company upon such closing and funding to simultaneously terminate the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement) and to satisfy in full all of its then existing Obligations (as defined in the Credit Agreement) to CIT; (c) the exercise of any right or remedy with respect to any of the Collateral (as defined in the Credit Agreement) by any holder of any Senior Notes or by the Trustee under the Indenture; or
(d) the payment of any interest on the Senior Notes in respect of the Company's failure to make the March 2, 1998 interest payment or otherwise.

     In addition, the Forbearance Agreement creates two new Events of Default under the Credit Agreement: (i) the termination of E&Y as business consultant to the Company and the failure to replace E&Y with another business consultant satisfactory to CIT within 5 business days, and (ii) any event occurring after March 2, 1998 which materially and adversely affects the Company's businesses.

THE SENIOR NOTES

     The Company is the obligor on the Senior Notes outstanding pursuant to the Indenture, dated September 20, 1993, as amended, between the Company and Bankers Trust Company, as Trustee. Pursuant to the Indenture, the Senior Notes bear interest at a rate of 10-1/2% per annum. As of March 2, 1998, the aggregate principal face amount of Senior Notes outstanding was $104,879,000.

     The Indenture requires that 100% of the principal be repaid on December 31, 1998. The Indenture also requires the Company to pay interest semi-annually on the last day of February and August of each year, commencing February 28, 1994. In addition, the Indenture also requires the Company to use a portion of the proceeds from certain asset sales to pay amounts outstanding under the Senior Notes.

     The relative priority of liens in and upon the Company's collateral as between CIT and the Noteholders is governed by the Intercreditor Agreement, dated September 20, 1993 (the "Intercreditor Agreement"), by and between CIT and Bankers Trust Company, as Trustee.

     Pursuant to the Intercreditor Agreement, (i) CIT has a first priority lien upon all of the Company's accounts, chattel paper, instruments, documents (other than chattel paper, instruments and documents constituting general intangibles), inventory, equipment, books and records and real property (other than two parcels (the "Excepted Property")) and any proceeds of the foregoing (collectively, the "CIT Priority Collateral"), and (ii) the Noteholders have a first priority lien upon all of the Company's general intangibles, certain pledged stock, the Excepted Property and any proceeds of the foregoing (collectively, the "Noteholder Priority Collateral"). In addition, CIT holds a junior lien on all of the Noteholder Priority Collateral and the Noteholders hold a junior lien on all of the CIT Priority Collateral. However, the Intercreditor Agreement provides that upon a written declaration by CIT that an Event of Default under the Credit Agreement has occurred and all obligations thereunder are due and payable and an exercise by CIT of its rights and remedies, CIT is entitled to the first $15 million of proceeds from the Company's general intangibles (the "CIT Intangibles Limited Priority"). Under the agreement, the CIT Intangibles Limited Priority is of no further force and effect (i) from and after the release by CIT of its lien upon any of the CIT Priority Collateral (other than any such release in consideration of the contemporaneous delivery to CIT of all of the net proceeds arising from the sale, transfer or other disposition of such released CIT Priority Collateral and the application of such net Proceeds by CIT to payment to such extent of the then outstanding CIT Obligations) or (ii) in the event that the Company refinances the CIT Obligations without liens on all of the CIT Priority Collateral. The Intercreditor Agreement also provides that, except as set forth in the immediately preceding sentence with respect to the CIT Intangibles Limited Priority, the priority of liens set forth in that agreement "shall not be altered or otherwise affected by any modification, renewal, restatement, extension or refinancing" of any obligations owed to CIT or the Noteholders.

     The Indenture imposes a number of restrictive covenants that affect the Company and its subsidiaries with respect to, among other things: (i) incurring indebtedness; (ii) creating liens; (iii) merging and selling assets; (iv) engaging in certain intercompany transactions; (v) permitting changes of control to occur; and (vi) engaging in transactions with stockholders and affiliates.

     The Indenture contains a number of events of default, including the following: (i) failure to make payments of interest when due, and the continuation of such failure for 30 days; (ii) failure to pay principal when due; (iii) default in the payment of any obligation of the Company or any of its Subsidiaries on indebtedness in the aggregate principal amount of $3,000,000 or more; (iv) failure of the Company to comply with any of its covenants or agreements under the Indenture; (v) entry of a judgment in excess of $3,000,000; and (vi) certain events of insolvency and bankruptcy of the Company or any and its Subsidiaries.

     On March 2, 1998, the Company elected not to pay the interest payment of $5.5 million that was due and payable under the Senior Notes, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998.

                         DESCRIPTION OF RIGHTS PLAN

     The Company is a party to a shareholder rights plan, dated December 8, 1987, as amended on December 10, 1997 (the "Rights Plan"), which provides for a dividend distribution of one right (collectively, the "Rights") for each share of Old Common Stock to holders of record of the Old Common Stock at the close of business on December 23, 1997. With certain exceptions, the Rights will become exercisable only in the event that an acquiring party accumulates 20 percent or more of the Company's voting stock, or if a party announces an offer to acquire 30 percent or more of such voting stock. Each Right, when exercisable, will entitle the holder to buy one-hundredth of a share of the Company's Series A Preferred Stock at a price of $30 per right or, upon the occurrence of certain events, to purchase either common stock of the Company or shares in an Acquiring Entity (as defined in the Rights
Plan) at half the market value thereof. The Company will generally be entitled to redeem the Rights at a redemption price of $0.03 per Right at any time until the 10th day following the acquisition of a 20 percent position in its shares of Old Common Stock. In July 1993, the Rights Plan was amended to provide that an acquisition or offer by Apollo, or any of Apollo's Subsidiaries (as defined in the Rights Plan), will not cause the Rights to become exercisable. Pursuant to the December 10, 1997 amendment to the Rights Plan, the expiration date of the Rights was extended to December 23, 2002. On [_________], 1998, in connection with the Restructuring, consistent with the terms of the Letter Agreement, the Company amended the Rights Plan to provide, among other things, that the Rights will expire under the Rights Plan immediately prior to the consummation of the Restructuring.

                   BUSINESS AND PROPERTIES OF THE COMPANY

     For a description of the business and properties of the Company, see "BUSINESS AND PROPERTIES OF THE COMPANY" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                             LEGAL PROCEEDINGS

     For a description of material pending legal proceedings of the Company, see "BUSINESS AND PROPERTIES OF THE COMPANY -- Bankruptcy Court Cases; Litigation" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                     SELECTED HISTORICAL FINANCIAL DATA

     See "SELECTED HISTORICAL FINANCIAL DATA," in Part A to the Exchange Restructuring Prospectus attached hereto as Annex IV.

           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     See "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS," in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     See "SELECTED HISTORICAL FINANCIAL INFORMATION" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                PROJECTED CONSOLIDATED FINANCIAL INFORMATION

     See "PROJECTED CONSOLIDATED FINANCIAL INFORMATION" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                 OPERATIONS

     See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

               OTHER INFORMATION REGARDING THE EXISTING BOARD

     During Fiscal 1997, there were eight meetings of the Board. Directors who are not employees of the Company are paid an annual retainer of $13,000 and an additional fee of $600 for attendance at each meeting of the Board or of a committee of the Board (other than the Executive Committee) as well as $5,000 per year for service on the Executive Committee, $3,000 per year for service on the Audit Committee, $2,000 per year for service on the Compensation Committee, $2,000 per year for service on the Qualified Plan Committee and $1,000 per year for service on the Nominating Committee. In addition, the Chairman of each Committee is paid an annual fee of $1,000. During Fiscal 1997, none of the directors attended fewer than 75 percent of the aggregate number of meetings held by (i) the Board during the period that he or she served as a director, with the exception of Messrs. Cogut and Falk and (ii) the Committees of which he or she was a member during the period that he or she served on these Committees.

     The Board has established five standing committees to assist it in the discharge of its responsibilities.

     The Executive Committee met three times during Fiscal 1997. The members of the Committee are Messrs. Politzer, Schiller and Yorke, and prior to May 13, 1997, Mr. DiPaolo. The Committee, to the extent permitted by law, may exercise all the power of the Board during intervals between meetings of the Board.

     The Audit Committee met two times during Fiscal 1997. The members of the Committee are Messrs. Katz, Leppo and Roberts. The Committee meets independently with the Director of the Internal Audit Department, representatives of the Company's independent auditors and the Company's Chief Financial Officer and reviews the general scope of the audit, the annual financial statements of the Company and the related audit report, the fees charged by the independent auditors and matters relating to internal control systems. The Committee is responsible for reviewing and monitoring the performance of non-audit services by the Company's independent auditors and for recommending to the Board the selection of the Company's independent auditors.

     The Compensation and Stock Plan Committees met eight times during Fiscal 1997. The members of the Committees are Messrs. Leppo, Schiller and Yorke. The Committees are responsible for reviewing and recommending to the Board compensation for officers and certain other management employees and for administering and granting awards under the Company's stock plans.

     The Nominating Committee met once during Fiscal 1997. The members of the Committee were Ms. Dibble Jordan and Mr. Roberts and prior to November 24, 1997, Mr. Cogut. The Committee is responsible for proposing nominees for director for election by the Stockholders at each Annual Meeting and proposing candidates to fill any vacancies on the Board.

     The Qualified Plan Committee met twice during Fiscal 1997. The members of the Committee are Ms. Dibble Jordan and Messrs. Roberts, Rodgers and Kahn. The Committee is responsible for overseeing the administration of the Company's pension and savings plan.

                             EXECUTIVE OFFICERS

     The following table sets forth certain information, as of January 3, 1998 with respect to the executive officers of Salant:




                                        POSITIONS AND       OFFICER OF SALANT
NAME                        AGE         OFFICES             SINCE
----                        ---         -------------       -----------------

Jerald S.  Politzer.........52          Chief Executive     April 1997
                                        Officer
                                        and Chairman of
                                        the Board

Philip Franzel..............50          Executive Vice      August 1997
                                        President and
                                        Chief Financial
                                        Officer

Todd Kahn...................34          Executive Vice      June 1993
                                        President, General
                                        Counsel and
                                        Secretary

     For a summary of the business experience for the past five years of Messrs. Politzer, Franzel and Kahn, see "MANAGEMENT" herein.

     Each of the executive officers of the Company was elected at a meeting of the Board of Directors and will serve until the next Annual Meeting of the Board or until his successor has been duly elected and qualified.

                SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of March 16, 1998, with respect to each person who is known to the Company to be the "beneficial owner" (as defined in regulations of the Commission) of more than 5% of the outstanding shares of Common Stock.

BENEFICIAL OWNERS OF MORE THAN 5% OF THE
OUTSTANDING SHARES OF SALANT COMMON STOCK

NAME AND ADDRESS OF           AMOUNT AND NATURE OF
BENEFICIAL OWNER              BENEFICIAL OWNERSHIP       PERCENT OF CLASS(a)
-------------------           --------------------       -------------------

Apollo Apparel Partners,            5,924,352                   39.6%
L.P.
  c/o Apollo Advisors, L.P.
  Two Manhattanville Road
  Purchase, New York 10577

DDJ Capital Management, LLC       1,809,100(b)                  12.1%
141 Linden Street, Suite 4
Wellesley, MA 02181

----------------------------

(a) This percentage is calculated on the basis of 14,964,608 shares outstanding as of March 16, 1998, excluding those shares held by or for the account of the Company.

(b) On or around March 19, 1998, DDJ sold 430 shares of Old Common Stock, which sale is not reflected herein.

                      SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information as of March 16, 1998 with respect to the beneficial ownership of Old Common Stock by each of the directors of the Company, the Chief Executive Officer and each of the four most highly compensated other executives of the Company (the "Named Executive Officers") and all directors and executive officers of the Company as a group.

BENEFICIAL OWNERSHIP OF SALANT COMMON STOCK BY
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                     AMOUNT AND NATURE OF
                                     BENEFICIAL                  PERCENT OF
NAME OF BENEFICIAL OWNER             OWNERSHIP (a)               CLASS (b)
------------------------             --------------------        -----------

Nicholas P.  DiPaolo...............  0                           *

Robert H.  Falk....................  5,925,652 (c)               39.6%

Philip A.  Franzel.................  1,000 (d)                   *

Ann Dibble Jordan..................  2,200 (e)                   *

Todd Kahn..........................  71,500 (f)                  *

Robert Katz........................  5,925,952 (g)               39.6%

Harold Leppo.......................  2,200 (h)                   *

Michael A.  Lubin..................  0                           *

Jerald S.  Politzer................  145,000 (i)                 1.0%

Richard P.  Randall................  0                           *

Bruce F.  Roberts..................  6,200 (j)                   *

John S.  Rodgers...................  433,787 (k)                 2.9%

Marvin Schiller....................  16,134 (l)                  *

Edward M.  Yorke...................  5,926,552 (m)               39.6%

All directors and executive
officers as a group
   (14 persons)....................  6,607,773 (n)               43.6%

------------------------

*     Represents less than one percent.

(a) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Old Common Stock which such person has the right to acquire within 60 days following March 16, 1998.

(b) As of March 16, 1998, there were 14,964,608 shares outstanding, excluding those shares held by or for the account of the Company. For purposes of computing the percentage of outstanding shares of Old Common Stock held by each person or group of persons named above, any security which such person or persons has the right to acquire within 60 days following March 16, 1998 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(c) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,300 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Falk is a principal of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.

(d)  This amount represents 1,000 shares held directly by Mr. Franzel.

(e) This amount represents 2,200 shares issuable upon the exercise of stock options.

(f) This amount includes 4,000 shares held directly and 67,500 shares issuable upon the exercise of stock options.

(g) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,600 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Katz is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.

(h) This amount represents 2,200 shares issuable upon the exercise of stock options.

(i) This amount includes 45,000 shares held directly and 100,000 shares issuable upon the exercise of stock options.

(j) This amount includes 4,000 shares held directly and 2,200 shares issuable upon the exercise of stock options.

(k) This amount includes 424,280 shares held directly by Mr. Rodgers, 1,300 shares issuable upon the exercise of stock options, 2,284 shares held through the Company's Long Term Savings and Investment Plan (the "Savings Plan") and 5,923 shares held by the Margaret S. Vickery Trust, of which Mr. Rodgers is a co-trustee. As to the shares held by the Margaret S. Vickery Trust, Mr. Rodgers shares voting and investment power with a co-trustee. He disclaims beneficial ownership with respect to the shares held by the Trust.

(l) This amount includes 11,234 shares held directly and 5,200 shares issuable upon the exercise of stock options.

(m) This amount includes 5,924,352 shares beneficially owned by Apollo and 2,200 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing partner of which is Apollo Advisors, L.P. Mr. Yorke is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.

(n) The 6,607,773 shares held by all directors and executive officers of the Company as a group counts the 5,924,352 shares held by Apollo (discussed in notes (c), (g) and (m) above) once. Such 6,607,773 shares include (i) 6,419,789 shares held directly by, or attributable to, directors and executive officers, (ii) 2,284 shares held through the Savings Plan by executive officers, and (iii) 185,700 shares issuable upon the exercise of stock options held by all directors and executive officers that are exercisable on, or may become exercisable within sixty days of, March 16, 1997.


SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Each of the executive officers of the Company was elected at a meeting of the Board and will serve until the next Annual Meeting of the Board or until his successor has been duly elected and qualified. Section 16(a) of the Exchange Act requires the Company's directors and executive officers and holders or more than 10% of the Old Common Stock to file with the Commission reports of ownership and changes in beneficial ownership of Old Common Stock and other equity securities of the Company of Forms 3, 4 and
5. Based on written representations of the reporting persons, the Company believes that during Fiscal 1997, such persons complied with all applicable
Section 16(a) filing requirements.

     See "MANAGEMENT, EXECUTIVE OFFICERS AND DIRECTORS" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                           EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid or accrued by the Company for fiscal years 1995 through 1997 for services in all capacities to the Company by the Chief Executive Officer and certain other of its executive officers (the "Named Executive Officers").


SUMMARY COMPENSATION TABLE


                                  Annual Compensation(a)      Long Term Compensation
                                  ----------------------      ----------------------

                                                               Awards         Payout
                                                               ------         ------

                                                                              NUMBER OF
                                                         OTHER                SECURITIES
                                                         ANNUAL    RESTRICTED UNDERLYING  LONG-TERM  ALL OTHER
             PRINCIPAL             SALARY     BONUS      COMPEN-   STOCK      OPTIONS     INCENTIVE  COMPENSATION
    NAME     POSITION      YEAR     ($)        ($)       SATION    AWARDS     GRANTED     PAYOUTS        ($)
    ----     --------      ----     ---        ---       ------    ------     -------     -------    ------------

Jerald S.    Chief
Politzer     Executive
             Officer (b)   1997    487,500    650,000(c) 0         0          400,000     0          29,644 (d)

Philip A.    Executive
Franzel      Vice
             President
             And Chief
             Financial
             Officer (e)   1997    109,615    150,000(c) 0         0          75,000      0          0

Todd Kahn    Executive
             Vice
             President,
             General
             Counsel, and
             Secretary (f) 1997    258,077    75,000     0         0          65,000      0          1,900 (g)

             Vice
             President,
             General
             Counsel and
             Secretary     1996    201,923    0          0         0          0           0          792

             Vice
             President,
             General
             Counsel, and
             Secretary     1995    167,827    0          0         0          15,000      0          762

Nicholas P.  Chairman,
DiPaolo      President
             and Chief
             Executive
             Officer (h)   1997    632,211    0          0         0          0           0          22,339 (i)

             Chairman,
             President
             and Chief
             Executive
             Officer       1996    625,000    0          0         0          0           0          22,339

             Chairman,
             President
             and Chief
             Executive
             Officer       1995    602,885    0          0         0          0           0          22,339

Michael A.   Executive
Lubin        Vice
             President
             and Chief             236,923(k) 0          0         0
             Operating
             Officer (j)   1997                                               162,500     0          1,900(g)

             Executive
             Vice          1996    400,000    0          0         0          0           0          0
             President
             and Chief
             Operating
             Officer

             Executive
             Vice          1995    90,769     0          0         0          0           0          0
             President
             and Chief
             Operating
             Officer

Richard P.   Senior Vice
Randall      President     1997    240,000    0          0         0          0           0          1,900(g)
             And Chief
             Financial
             Officer (l)

             Senior Vice
             President     1996    320,000    0          0         0          0           0          1,800
             And Chief
             Financial
             Officer

             Senior Vice
             President,    1995    283,077    0          0         0          0           0          1,800
             Treasurer
             and Chief
             Financial
             Officer


------------------------

     (a) Includes amounts earned in fiscal year, whether or not deferred.

     (b) Mr. Politzer joined the Company and was elected Chief Executive Officer on April 1, 1997.

     (c) Reflects a one-time minimum cash bonus for 1997 in lieu of a sign-up bonus.

     (d) Housing allowance of $21,000 and pre-employment expense reimbursement of $8,644.

     (e) Mr. Franzel joined the Company and was elected Chief Financial Officer on August 18, 1997.

     (f)  Mr. Kahn was elected Executive Vice President on May 13, 1997,

     (g) Matching contributions under the Company's Long Term Savings and investment Plans.

     (h) Effective May 13, 1997, Mr. DiPaolo resigned from his positions with the Company.

     (i) Consists of (i) premiums of $20,439 under a life insurance/salary continuation plan and (ii) matching contributions of $1,900 under the Savings Plan.

     (j) Effective July 31, 1997, Mr. Lubin resigned from his positions with the Company.

     (k) Excludes monthly retainer to Lubin Delano of $8,333.33 and one-time lump sum payment of $368,149 to Lubin Delano pursuant to a letter agreement dated July 18, 1997 (the "Lubin Agreement"). For a summary of the Lubin Delano Consulting Agreement with the Company, see "Certain Relationships and Related Transactions" herein.

     (l) Effective April 1, 1997, Mr. Randall resigned from his positions with the Company.

                       OPTION GRANTS FOR FISCAL 1997

     The following table sets forth information with respect to grants to the Named Executive Officers of options to purchase Old Common Stock in the last fiscal year.


                                                                Potential Realizable
                                                                  Value at Assumed
                                                                   Annual Rates of
                                                                    Stock Price
                                                                   Appreciation for
                             Individual Grants                     Option Term (a)
                  --------------------------------------------  --------------------
                  Number of   % of Total
                  Securities   Options
                  Underlying  Granted to
                  Options     Employees in   Option    Expiration
    Name          Granted     Fiscal Year    Price        Date        5%           10%


Jerald            400,000     30.4298       $4.1250    03/24/07    $1,037,676   $2,629,675
Politzer

Philip A.          75,000     5.7056        $2.34      08/18/07    $110,829     $280,431
Franzel

Todd Kahn          65,000     4.9448        $4.00      04/14/07    $163,671     $414,625

Nicholas              0         0             0           -            0            0
P.  DiPaolo

Michael           162,500     12.3621       $4.00      02/11/07    $408,781     $1,035,932
Lubin

Richard P.            0         0             0           -           0
Randall


------------------------


     (a) The dollar amounts under the 5% and 10% columns are the result of calculations required under the Commission's rules and are not intended to forecast future appreciation in the price of the Old Common Stock.


                OPTION EXERCISES AND VALUES FOR FISCAL 1997

     The following table sets forth as of January 3, 1998 for each of the Named Executive Officers certain information concerning the aggregate number of options exercised and the number and value of all unexercised options. The Company has not issued any stock appreciation rights.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION VALUES


                                                                      Total Value of
                                      Number of Securities              Unexercised
                                           Underlying               In-the-Money Options
                                       Unexercised Options             Held at Fiscal
                                       at Fiscal Year-End               Year-End (a)
                                       ------------------               ------------
              Number of
               Shares
              Acquired     Value
Name         on Exercise  Realized   Exercisable Unexercisable    Exercisable Unexercisable
----         -----------  --------   ----------- -------------    ----------- -------------

Jerald S.       0              0          0         400,000          0             0
Politzer

Philip A.       0              0          0          75,000          0             0
Franzel

Todd Kahn       0              0        30,000       70,000          0             0

Nicholas        65,000       $38,750      0             0            0             0
P.  DiPaolo

Michael A.      0              0          0             0            0             0
Lubin

Richard P.      0              0          0             0            0             0
Randall


------------------------

     (a) The closing price of the Common Stock on January 2, 1998, the last trading day of Fiscal 1997, was $1.75 per share.


                       THE COMPANY'S RETIREMENT PLAN

     The Company sponsors the Salant Corporation Retirement Plan (the "Retirement Plan"), a noncontributory, final average pay, defined benefit plan. A participant becomes vested upon completion of 5 years of service. The Retirement Plan provides pension benefits and benefits to surviving spouses of participants who die prior to retirement. At normal retirement, a member receives an annual pension benefit for life equal to the greater of (a) the sum of 0.65% of his/her average final annual compensation for the highest 5 consecutive years of last 15 years preceding retirement ("final average compensation") not in excess of 140% of the average Social Security wage base for the 35-year period ending with retirement ("covered compensation") plus 1.25% of final average compensation in excess of covered compensation multiplied by the number of years of his/her credited service not in excess of 35, or (b) $96 multiplied by the number of years of his/her credited service, but not to exceed $2,880. A participant may elect an actuarially reduced benefit at his/her early retirement. The benefit formula of the Retirement Plan was amended in October 1991 effective as of December 1, 1989. A participant's benefit under the Retirement Plan will never be less than the greater of his/her accrued benefit under the terms of such plan prior to (a) the effective date of the amendment or (b) January 1, 1994. The benefit formula prior to amendment was 1 1/4% of a participant's average final annual compensation for the highest 5 consecutive years of the last 15 years preceding retirement multiplied by the number of years his/her credited service not in excess of 30, minus up to 50% of primary social security, prorated for fewer than 30 years of service. The following table shows the annual pension benefits which would be payable to members of the Retirement Plan at normal retirement after specific periods of service at selected salary levels, assuming the continuance of the Retirement Plan.

                                     NUMBER OF YEARS OF SERVICE (b)
AVERAGE ANNUAL
COMPENSATION IN HIGHEST
FIVE CONSECUTIVE YEARS
OF THE LAST 15 YEARS
PRECEDING RETIREMENT (a)     10         20         25         30         35

$ 60,000................ $  5,038    $ 10,077   $ 12,596   $ 15,115   $ 17,635
  80,000................    7,538      15,077     18,846     22,615     26,385
 100,000................   10,038      20,077     25,096     30,115     35,135
 120,000................   12,538      25,077     31,346     37,615     43,885
 150,000................   16,288      32,577     40,721     48,865     57,010
 180,000................   17,538      35,077     43,846     52,615     61,385
 200,000................   17,538      35,077     43,846     52,615     61,385

-------------------------

(a) Effective from 1989 through 1993, no more than $200,000 of compensation (adjusted for inflation) may be recognized for the purpose of computing average annual compensation. Subsequent to 1993, no more than 150,000 of compensation (adjusted for inflation) may be recognized for such purpose.

(b) Messrs. Kahn, DiPaolo, Lubin and Randall have, respectively, 4 years, 12 years, 1 year and 6 years of credited service under the Retirement Plan.

     Mr. DiPaolo was a participant in the Manhattan Industries, Inc. Employees Benefit Plan (the "Manhattan Plan"), which was merged into the Retirement Plan as of March 1, 1992. His years of service as a participant in the Manhattan Plan will be considered in determining his benefits under the Retirement Plan. Furthermore, his benefits under the Retirement Plan will never be less than his accrued benefits under the terms of the Manhattan Plan determined as of January 31, 1989. The benefit formula of the Manhattan Plan was the product of (a) the sum of (i) 0.50% of the participant's average annual compensation for any 36-consecutive month period of his employment ("final average compensation") in excess of his covered compensation plus (ii) 1.00% of his final average compensation in excess of covered compensation multiplied by (b) the number of his years of service.


                             PERFORMANCE GRAPH


     The following table compares the cumulative total shareholder return on Old Common Stock with the cumulative total shareholder returns of (x) the S&P 500 Textile - Apparel Manufacturers Index and (y) the Wilshire 5000 index from December 1992 to December 1997. The return on the indices is calculated assuming the investment of $100 on December 31, 1992 and the reinvestment of dividends.


        COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN* SALANT CORPORATION, WILSHIRE 5000, AND S&P TEXTILE INDUSTRY INDEX

===============================================================================

                              [OBJECT OMITTED]



DATE           SALANT     WILSHIRE   S&P TEXTILE
                            5000
-------------------------------------------------

December 1992  $100.00    $100.00      $100.00
December 1993  $ 80.78    $111.29      $ 75.61
December 1994  $ 62.98    $111.22      $ 74.08
December 1995  $ 42.45    $151.77      $ 83.15
December 1996  $ 34.23    $183.97      $114.23
December 1997  $ 19.17    $241.53      $123.17

-------------------------------------------------

*Total return assumes reinvestment of dividends on a quarterly basis.


                                 MANAGEMENT

     The following table sets forth certain information with respect to the persons who are members of the Board or executive officers of the Company. The Board consists of ten members, divided into three classes, the first class consists of three members, the second class consists of two members and the third class consists of four members.

DIRECTORS

     Presently there is one vacancy on the Board. The term of office of Class One will expire at the 2000 Annual Meeting; the term of office of Class Two will expire at the 1999 Annual Meeting; and the term of office of Class Three will expire at the 2001 Annual Meeting.

                                                            DIRECTOR/OFFICER
      NAME             AGE  POSITIONS AND OFFICES           OF SALANT SINCE
      ----             ---  ---------------------           ---------------

Jerald S. Politzer...  52   Director - Class One, Chairman           April 1997
                            of the Board and
                            Chief Executive Officer

Harold Leppo.........  61   Director - Class One                 September 1993

Edward M. Yorke......  39   Director - Class One                 September 1993

Bruce F. Roberts.....  74   Director - Class Two                 September 1993

Marvin Schiller......  64   Director - Class Two                       May 1983

Robert H. Falk.......  59   Director - Class Three                     May 1996

Ann Dibble Jordan....  63   Director - Class Three               September 1993

Robert Katz..........  31   Director - Class Three                  August 1995

John S. Rodgers......  68   Director - Class Three                   March 1973

Philip A. Franzel....  50   Executive Vice President and            August 1997
                            Chief Financial Officer

Todd Kahn............  34   Executive Vice President,                 June 1993
                            General Counsel and
                            Secretary

     No arrangement or understanding exists between any director or officer and any other person or persons pursuant to which any such person was or is to be selected as a director or officer. None of the directors or officers has any family relationship between them.

     The business experience, principal occupations and employment during the past five years of each of the directors, together with their periods of service as directors and executive officers of the Company, as applicable, are set forth below.

     Jerald S. Politzer, age 52, joined the Company as a director on March 24, 1997, Chief Executive Officer commencing April 1, 1997 and Chairman of the Board on May 13, 1997. From July 1989 to November 1996 he had been Executive Vice President of Melville Corporation, a diversified retailer. Mr. Politzer is a director of Norton McNaughton, Inc., a manufacturer of women's apparel.

     Harold Leppo, age 61, has been an independent retail consultant for more than the past five years. Mr. Leppo is a director of Filene's Basement, an operator of retail clothing stores; Napier Co., a jewelry manufacturer; and Royce Hosiery Mills, Inc., a hosiery manufacturer. Mr. Leppo has served as a director of the Company since September 1993.

     Edward M. Yorke, age 39, has been an officer, since 1992, of Apollo Advisors, L.P., which, together with an affiliate, serves as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds. AIF II, L.P. is the general partner of Apollo, the largest stockholder of the Company. From 1990 to 1992, Mr. Yorke was a vice president in the high yield capital markets group of BT Securities Corp. Mr. Yorke is a director of Aris Industries, Inc., an apparel manufacturer; Big Flower Press, Inc., a commercial printer; and Telemundo Group, Inc., an operator of television stations. Mr. Yorke has served as a director of the Company since September 1993.

     Robert H. Falk, age 59, has been a principal, since April 1992, of Apollo Advisors, L.P., which, together with an affiliate, serves as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds. AIF II, L.P. is the general partner of Apollo, the largest stockholder of the Company. Mr. Falk is a director of Converse, Inc., a manufacturer of athletic and leisure footwear; Culligan Water Technologies, Inc., a manufacturer of water purification and treatment products; and Samsonite Corporation, a luggage manufacturer. Mr. Falk has served as a director of the Company since May 1996.

     Ann Dibble Jordan, age 63, has been an independent consultant for the last five years. Ms. Dibble Jordan is a director of Johnson & Johnson Corporation, a manufacturer and marketer of consumer healthcare products; The Travelers Corporation, a financial services and insurance firm; The Hechinger Company, a retailer of home improvement products; and Automatic Data Processing, Inc., a computer services company. Ms. Dibble Jordan has served as a director of the Company since September 1993.

     Robert Katz, age 31, has been associated since 1990 with and is an officer of Apollo Advisors, L.P., which, together with an affiliate, serves as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds. AIF II, L.P. is the general partner of Apollo, the largest stockholder of the Company. Mr. Katz is a director of Alliance Imaging, Inc., a medical imaging company; Aris Industries, Inc., an apparel manufacturer; and Vail Resorts Inc., a resort operator. Mr. Katz has served as a director of the Company since August 1995.

     John S. Rodgers, age 68, is an independent consultant. From September 1993 until July 1995, Mr. Rodgers was Executive Vice President, Secretary and Senior Counsel of the Company. Prior to that time, Mr. Rodgers was Chairman of the Board of the Company since March 1991. Prior to June 1993, Mr. Rodgers had been General Counsel for more than the previous five years and prior to August 1995 he had been Secretary for more than the previous five years. Mr. Rodgers has served as a director of the Company since 1973.

     Bruce F. Roberts, age 74, has been Executive Director of the Textile Distributors Association, a trade association, from September 1990. Prior to that time, Mr. Roberts was Senior Vice President--Corporate Relations at Spring Industries, a textile manufacturer. Mr. Roberts has served as a director of the Company since September 1993.

     Marvin Schiller, age 64, was Managing Director of A.T. Kearney, Inc., a management consulting firm, from May 1983 until his retirement as of January 1995. Dr. Schiller is a director of LePercq-Istel Fund, Inc., a mutual fund; Strategic Agricultural Management Corp., a software developer and marketer; and Tutor Time Learning Systems Inc., a childcare and educational company. Dr. Schiller has served as a director of the Company since May 1983.

     Mr. Franzel, age 50, was elected Executive Vice President and Chief Financial Officer on August 18, 1997. From June 1993 until joining the Company, Mr. Franzel was Executive Vice President and Chief Financial Officer for Ermenegildo Zegna Corp., a leading international manufacturer and marketer of men's apparel. Prior to June 1993, Mr. Franzel was Group Chief Financial Officer for GJM International, Inc.

     Mr. Kahn, age 34, was elected Vice President and General Counsel on June 1, 1993, Assistant Secretary on September 22, 1993, Secretary on August 15, 1995 and Executive Vice President on May 13, 1997. Prior to June 1993, Mr. Kahn was an attorney with the law firm of Fried, Frank, Harris, Shriver & Jacobson, outside counsel to the Company.

EXECUTIVE OFFICERS

     Executive officers of the Company are elected by and serve at the discretion of the Board. For a brief description of the business experience for the previous five years of all executive officers who are directors see "Directors" above.

                          MANAGEMENT COMPENSATION

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     Mr. Politzer is a party to an agreement (the "Politzer Agreement"), dated as of March 24, 1997, which provides for his employment as Chief Executive Officer of the Company effective April 1, 1997 through March 31, 2000. The Politzer Agreement provides for the payment of a base salary in the amount of $650,000 per annum for the first twelve months of his employment, $700,000 per annum for the second twelve months of his employment and $750,000 for the third twelve months of his employment. Under the terms of the Politzer Agreement, Mr. Politzer is paid a cash bonus equal to 50% of his then current base salary if the Company generates actual pre-tax income for a year equal to at least 90% of the pre-tax income provided in the Company's annual business plan for such year. If the Company's actual pre-tax income for a year equals 100% of its annual business plan, then he receives a cash bonus equal to 100% of his then current base salary. Actual pre-tax income in excess of the annual business plan for such year increases Mr. Politzer's incentive bonus by 1% of his then current base salary for each 1% increment of increased actual pre-tax income for the year. Pursuant to the Politzer Agreement, Mr. Politzer will receive a minimum cash bonus for Fiscal 1997, and no other fiscal year thereafter, in the amount of $650,000.

     If Mr. Politzer's employment is terminated by him for "good reason" (as defined in the Politzer Agreement) or by the Company without cause, Mr. Politzer will receive (i) his base salary at the annualized rate on the date his employment ends for a period ending on the later of (x) the Employment Period (as defined in the Politzer Agreement) or (y) twelve months following termination, (ii) any pro-rata bonus earned in the year his employment ends and (iii) the right to exercise any stock options (whether or not then vested) for six months from the date his employment ends. If Mr. Politzer's employment ends as a result of death or Disability (as defined in the Politzer Agreement) he will receive (i) his base salary through the date of death or Disability and any bonus for any fiscal year earned but not yet paid, (ii) any pro-rata bonus earned in the year his employment ends, (iii) in the case of death only, a lump sum payment equal to three months base salary and (iv) the right to exercise any stock option (whether or not then vested) for a one year period.

     Mr. Franzel is a party to an agreement (the "Franzel Agreement"), dated as of August 18, 1997, which provides for his employment as Executive Vice President, and Chief Financial Officer of the Company effective August 18, 1997 through December 31, 1999. The Franzel Agreement provides for the payment of a base salary in the amount of $300,000 per year. Commencing in August of 1998, Mr. Franzel's base salary will be reviewed for increase, and in no event shall the base salary be less than $300,000 per year. Under the terms of the Franzel Agreement, Mr. Franzel shall receive a minimum cash bonus of $150,000 for Fiscal 1997 payable to Mr. Franzel within ninety
(90) days after the end of the fiscal year. Under the terms of the Franzel Agreement, Mr. Franzel is entitled to receive a cash bonus equal to 40% of his then current base salary if the Company generates actual pre-tax income for a year equal to or greater than 90% and less than 100% of the pre-tax income provided in the Company's annual business plan for such year. If the Company's actual pre-tax income for a year is equal to or greater than 100% of its annual business plan for such year, then he receives a cash bonus equal to 50% of his then current base salary. Actual pre-tax income in excess of the annual business plan increases Mr. Franzel's incentive bonus by 5% of his then current base salary for each 5% increment of increased pre-tax income for the year. If Mr. Franzel's employment is terminated by him for "good reason" (as defined in the Franzel Agreement) or by the Company without cause, Mr. Franzel will receive (i) his base salary at the annualized rate on the date his employment ends for a period ending on the later of (x) the Employment Period (as defined in the Franzel Agreement) or
(y) twelve months following termination, (ii) any pro-rata bonus earned in the year his employment ends and (iii) the right to exercise any stock options (whether or not then vested) for six months from the date his employment ends. If Mr. Franzel's employment ends as a result of death or Disability (as defined in the Franzel Agreement) he will receive (i) his base salary through the date of death or Disability and any bonus for any fiscal year earned but not yet paid, (ii) any pro-rata bonus earned through the date of death or Disability, (iii) in the case of death only, a lump sum payment equal to three months salary, and (iv) the right to exercise any stock option (whether or not vested) for a one year period. Pursuant to the Franzel Agreement, all stock options outstanding will immediately vest upon a "Change of Control" (as defined in the Franzel Agreement).

     Mr. Kahn is a party to an agreement (the "Kahn Agreement"), dated as of May 1, 1997, which provides for his employment as Executive Vice President, General Counsel and Secretary of the Company, effective May 1, 1997 through December 31, 1999. The Kahn Agreement provides for the payment of a base salary in the amount of $275,000 per year. Commencing in March of 1998, Mr. Kahn's base salary will be reviewed for increase, and in no event shall his base salary be less than $275,000 per year. Under the terms of the Kahn Agreement, Mr. Kahn is entitled to receive a cash bonus equal to 40% of his then current base salary if the Company generates actual pre-tax income for a year equal to or greater than 90% and less than 100% of the pre-tax income provided in the Company's annual business plan for such year. If the Company's actual pre-tax income for a year is equal to or greater than 100% of its annual business plan, then he receives a cash bonus equal to 50% of his then current annual salary. Actual pre-tax income in excess of the annual business plan for a year increases Mr. Kahn's incentive bonus by 5% of his then current base salary for each 5% increment of increased actual pre-tax income for the year. If Mr. Kahn's employment is terminated by him for "good reason" (as defined in the Kahn Agreement) or by the Company without cause, Mr. Kahn will receive (i) his base salary at the annualized rate on the date his employment ends for a period ending on the later of (x) the Employment Period (as defined in the Kahn Agreement) or (y) twelve months following termination, (ii) any pro-rata bonus earned in the year his employment ends, and (iii) the right to exercise any stock options (whether or not then vested) for six months from the date his employment ends. If Mr. Kahn's employment ends as a result of death or Disability (as defined in the Kahn Agreement) he will receive (i) his base salary through the date of death or Disability and any bonus for any fiscal year earned but not yet paid, (ii) any pro-rata bonus earned through the date of death or Disability, and (iii) in the case of death only, a lump sum payment equal to three months salary and (iv) the right to exercise any stock option (whether or not vested) for a one year period. Pursuant to the Kahn Agreement, all stock options outstanding will immediately vest upon a "Change of Control" (as defined in the Kahn Agreement).

     Mr. DiPaolo is party to an agreement (the "DiPaolo Agreement"), dated as of January 1, 1997, which provided for his employment as Chairman of the Board, President and Chief Executive Officer of the Company through December 31, 1997. The DiPaolo Agreement provided for the payment of a base salary in the amount of $625,000 from January 1, 1997 to December 31, 1997.

     If Mr. DiPaolo's employment is terminated by him for "good reason" (as defined in the DiPaolo Agreement) or by the Company without cause, Mr. DiPaolo will receive (i) a lump sum amount equal to his monthly salary multiplied by the number of full months in the Separation Period (as defined in the DiPaolo Agreement) up to six months and if the Separation Period is greater than six months, bi-weekly payments of $24,038.16 commencing at the end of the first six months of the Separation Period and continuing until the end of the Separation Period and (ii) any pro-rata bonus earned in the year his employment ends. On May 13, 1997, Mr. DiPaolo exercised his right to terminate the agreement for "good reason."

     In addition to the foregoing, pursuant to the DiPaolo Agreement, the Company assigned to Mr. DiPaolo three insurance policies on his life owned by the Company, with an aggregate current cash surrender value of approximately $228,253.

     Mr. Lubin is party to an agreement (the "Lubin Agreement"), dated as of July 18, 1997. Pursuant to the Lubin Agreement, effective as of July 31, 1997, Mr. Lubin resigned as President and Chief Operating Officer of the Company and his employment with the Company ended as of that date. The Lubin Agreement provided for salary continuation and payment to Lubin Delano of its consulting fee pursuant to the Lubin Delano Agreement through July 31, 1997 (For a discussion of the Lubin Delano Agreement, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" below). Additionally, the Lubin Agreement provided for a one-time lump sum payment of $368,149.00 to Lubin Delano.

     Mr. Randall is party to an agreement (the "Randall Agreement"), dated as of February 24, 1997. Pursuant to the Randall Agreement, effective as of April 1, 1997, Mr. Randall resigned as Senior Vice President and Chief Financial Officer of the Company and his employment with the Company ended as of that date. The Randall Agreement provided for a severance period beginning April 1, 1997 and ending on the earlier of (i) the day Mr. Randall commences Full Time Employment (as defined in the Randall Agreement) or (ii) six (6) months from April 1, 1997.

        COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Company's Compensation and Stock Plan Committee are Messrs. Leppo, Schiller and Yorke, none of whom were (i) during Fiscal 1997, an officer of the Company or any of its subsidiaries or (ii) formerly an officer of the Company or any of its subsidiaries.

                    JOINT REPORT OF THE COMPENSATION AND
              STOCK PLAN COMMITTEES ON EXECUTIVE COMPENSATION

     This report sets forth the compensation policies that guide decisions of the Compensation and Stock Plan Committees with respect to the compensation of the Company's executive officers. This report also reviews the rationale for pay decisions that affected Mr. Politzer during Fiscal 1997, and, in that regard, offers additional insight into the figures that appear in the compensation tables which are an integral part of the overall disclosure of executive compensation. Any consideration of pay-related actions that may become effective in future fiscal years are not reported in this statement.

     COMMITTEE RESPONSIBILITY. The central responsibility of the Compensation Committee is to oversee compensation practices for the Company's executive officers. In this capacity, it reviews salaries, benefits, and other compensation paid to the Company's executive officers and recommends actions to the full Board with respect to these matters. The Stock Plan Committees administer the Company's 1987, 1988, 1993 and 1996 Stock Plans and, in this role, are responsible for granting stock options to all of the company's eligible employees, including its officers.

     STATEMENT OF COMPENSATION POLICY. In the context of their oversight roles, the Compensation and Stock Plan Committees are dedicated to ensuring that the Company's financial resources are used effectively to support the achievement of its short-term and long-term business objectives. In general, it is the policy of the Company that executive compensation (a) reflect relevant market standards for individuals with superior capabilities so as to ensure that the Company is effectively positioned to recruit and retain high-performing management talent; (b) be driven substantially by the Company's performance as measured by the achievement of internally generated earnings targets; and (c) correlate with share price appreciation, thereby coordinating the interests of management and shareholders. Percentile objectives are not specified in setting executive compensation.

     The members of the Compensation and Stock Plan Committees believes that the Company's executive compensation program is well structured to achieve its objectives. These objectives are satisfied within the context of an overall executive pay system that is comprised of a market driven base salary, variable incentive compensation and options to purchase the Company's Common Stock.

     DESCRIPTION OF COMPENSATION PRACTICES. It is the Company's practice to enter into employment agreements with its executive officers. These agreements specify the various components of compensation, including, among others, base salary and incentive compensation.

     BASE SALARY. Base salaries for the Company's executive officers are defined in their respective employment agreements, and, in the view of the Compensation Committee, reflect base pay levels that generally are being commanded by high-quality management in the marketplace. The Compensation Committee's normal practice is to review each executive officer's salary at the time of contract renewal, at which point adjustments are recommended to ensure consistency with pay expectations in the apparel industry and to reflect the extent of the executive's contribution to corporate performance over time. Mr. Politzer's base salary for 1997 was established pursuant to an agreement, dated as of March 24, 1997. Mr. Politzer's compensation represents a negotiated rate that reflects market prices for executives of his caliber and experience.

     INCENTIVE COMPENSATION. Incentive compensation payments to executive officers are based on the Company's performance and are intended to motivate the Company's executive officers to maximize their efforts to meet and exceed key earnings goals. The specific terms of each incentive arrangement are individually negotiated, but, in general, executive officers can earn incremental cash compensation based on the extent to which the Company achieves and exceeds annual earnings targets. Ordinarily, executive officers are paid a fixed cash award in years when actual pre-tax income (before amortization of intangibles and after any reserve for contingencies) equals 100% of the annual business plan. Smaller awards are paid when earnings fall below plan levels, and greater payments are made when results exceed plan. There is no limit on the overall incentive opportunity; however, in a year in which operating income falls below 90% of the annual business plan, no incentive compensation payments are made. Mr. Politzer's incentive compensation is designed to align his bonus, if any, with the performance of the Company.

     STOCK PLANS. The Company reinforces the importance of producing attractive returns to shareholders over the long term through the operation of its 1987, 1988, 1993 and 1996 Stock Plans. Stock options granted pursuant to the Stock Plans provide recipients with the opportunity to acquire an equity interest in the Company and to participate in the increase in shareholder value reflected in an increase in the price of Company shares. Exercise prices of options are ordinarily equal to 100% of the fair market value of the Company's shares on the date of grant of the option. This ensures that executives will derive benefits as shareholders realize corresponding gains. To encourage a long-term perspective, options are assigned a 10-year term, and most options become exercisable in equal installments on the first, second and third anniversaries of the date of grant. Stock options granted to executive officers typically are considered when employment agreements are initiated or renewed. In recent years, the Stock Plan Committees have based their decisions to grant stock options on competitive factors, their understanding of current industry compensation practices and their assessment of individual potential and performance. By granting stock options, the Committees are not only addressing market demands with respect to total compensation opportunities, but are also effectively reinforcing the Company's policy of encouraging executive stock ownership in support of building shareholder value. Mr. Politzer has been granted stock options which vest at the rate of 25% on the first and second anniversaries of the grant date and 50% on the third anniversary of the grant date to incentivize Mr. Politzer to promote long-term shareholder value.

     DEDUCTIBILITY OF EXECUTIVE COMPENSATION. Section 162(m) of the Internal Revenue Code ("Section 162(m)") generally disallows a federal income tax deduction to any publicly-held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the Company on the last day of the taxable year. In Fiscal 1997, Section 162(m) will only affect the tax deductibility of a portion of the compensation paid to Mr. Politzer, the Company's current chief executive officer.

     SUMMARY. The Compensation and Stock Plan Committees are responsible for a variety of compensation recommendations and decisions affecting the Company's executive officers. By conducting their decision-making within the context of a highly integrated, multicomponent framework, the Committees ensure that the overall compensation offered to executive officers is consistent with the Company's interest in providing competitive pay opportunities which reflect its pay-for-performance orientation and support its short-term and long-term business mission. The Compensation and Stock Plan Committees will continue to actively monitor the effectiveness of the Company's executive compensation plans and assess the appropriateness of executive pay levels to assure prudent application of the Company's resources.

     Marvin Schiller, Chairman
     Harold Leppo
     Edward M. Yorke

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except as described below, no transactions have occurred since December 31, 1996 to which Salant was or is to be a party and in which directors, executive officers or control persons of Salant, or their associates, had or are to have a direct or indirect material interest.

     Pursuant to an agreement, dated December 1, 1995 (the "Lubin Delano Agreement"), the Company has retained Lubin Delano to render certain financial advisory and investment banking services to the Company for a monthly retainer of $8,333.33. Under the Lubin Delano Agreement, Lubin Delano may receive a bonus equal to 100% of its annual retainer if the company's pre-tax income for the year equals 100% of the pre-tax income provided in the Company's annual business plan. Actual pre-tax income in excess of the annual business plan increases Lubin Delano's bonus by 20% of its retainer for each full five percentage point increment of increased pre-tax income for the year. The term of Lubin Delano's engagement is coterminous with the employment of Michael A. Lubin by the Company. Effective with Mr. Lubin's resignation on July 31, 1997 the Lubin Delano Agreement was terminated, and pursuant to the Lubin Agreement, a one-time lump sum payment of $368,149 was made to Lubin Delano.

                 CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain Federal income tax consequences of the Restructuring to the Stockholders and the Company and is for general information purposes only. This summary is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular Stockholders in light of their individual investment circumstances or to Stockholders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations and foreign taxpayers). In addition, this summary does not address state, local or foreign tax consequences. This summary assumes that Stockholders hold their Old Common Stock, as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code"). No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed herein, and no opinion of counsel has been sought or obtained by the Company with respect thereto. Stockholders are urged to consult their tax advisors regarding the specific Federal, state, local and foreign income and other tax consequences of the Restructuring.

FEDERAL INCOME TAX CONSEQUENCES TO STOCKHOLDERS

     General. In general, the receipt of New Common Stock and Warrants by Stockholders pursuant to the Restructuring will not be a taxable event, except that Stockholders will recognize gain or loss to the extent of any cash received in lieu of a fractional share or fractional warrant. Stockholders will generally be required to allocate the tax basis in their Old Common Stock (reduced by any basis apportionable to any fractional share or fractional warrant settled in cash as described above) between the New Common Stock and the Warrants on the basis of their respective fair market values on the date of distribution. The holding period of the New Common Stock and the Warrants will include the holding period of the Old Common Stock.

     Disposition. Upon a sale, exchange, or other disposition of the New Common Stock or Warrants, a Stockholder will recognize a capital gain or loss in an amount equal to the difference between the amount realized and the Stockholder's adjusted tax basis in such stock or Warrants. Such gain or loss will be long-term (and subject to tax at a lower rate) if the stock or Warrants have been held for more than one year, and will be eligible for a further rate reduction if held for more than 18 months.

     Exercise or Lapse of Warrants. Upon the exercise of a Warrant, a Stockholder will not recognize gain or loss and will have a tax basis in the Warrant Shares received equal to the tax basis in such holder's Warrant plus the exercise price thereof. The holding period for the Warrant Shares received pursuant to the exercise of the Warrant will begin on the day following the date of exercise and will not include the period that the holder held such Warrant.

     In the event that a Warrant lapses unexercised, a Stockholder will recognize a long-term capital loss in an amount equal to the tax basis in the Warrant.

     Adjustment to Exercise Price. If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for Federal income tax purposes and, in accordance with the antidilution provisions of the Warrants, the Exercise Price is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders of the Warrants. For example, a decrease in the Exercise Price in the event of distributions of cash or indebtedness of the Company will generally result in deemed dividend treatment to holders, but generally a decrease in the event of stock dividends or the distribution of rights to subscribe for shares of New Common Stock will not.

FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY

     Cancellation of Indebtedness Income. The Company will realize cancellation of indebtedness ("COI") income, for Federal income tax purposes, in an amount equal to the excess, if any, of the adjusted issue price of the Senior Notes (including any accrued but unpaid interest) over the fair market value of the New Common Stock received by Noteholders pursuant to the Restructuring. The Company has approximately $55 million of operating losses and net operating loss carryovers ("NOLs") which are available to offset any COI income that may be recognized. If (i) COI income is realized in a case under the Bankruptcy Code (i.e., pursuant to the Prepackaged Restructuring), or (ii) if the Company is insolvent on the Exchange Restructuring Date, to the extent of the insolvency, under section 108 of the Code such COI income would not be included in the Company's gross income. In such event, the Company would be required, however, to reduce certain of its tax attributes, such as its NOLs, certain tax credits, and the basis of its assets, by the amount of the COI income that is not recognized.

     Limitation on Net Operating Loss Carryovers. As a result of the receipt by Noteholders of New Common Stock in exchange for the Senior Notes pursuant to the Restructuring, the Company will undergo an "ownership change" (generally, a 50% change in ownership) for purposes of section 382 of the Code and, accordingly, the Company will be limited in its ability to use its NOLs and certain tax credit carryforwards (the "Section 382 Limitation") to offset future taxable income. The Section 382 Limitation will generally be determined by multiplying the value of the Company's equity before the ownership change by the long-term tax-exempt rate (currently 5.04%). This is likely to limit significantly the Company's use of its NOLs in any one year. If an ownership change occurs in a case under the Bankruptcy Code, the value of a corporation's equity for purposes of determining the Section 382 Limitation would be adjusted to reflect any increase in such value arising from the cancellation of debt as a result of the ownership change. Because the Company anticipates that the value of its equity would be increased as a result of the cancellation of the Senior Notes, the Company's ability to use its NOLs would be significantly greater under the Prepackaged Restructuring than under the Exchange Restructuring.

                   POST RESTRUCTURING STOCK OPTION GRANTS

EXCHANGE RESTRUCTURING

     In the event that each of the Restructuring Proposals is approved by the Stockholders, the Minimum Tender Condition is satisfied and the Exchange Restructuring is consummated, all options to purchase shares of Old Common Stock outstanding granted under the Old Plans and held by directors, officers, and employees of the Company (the "Old Options") will not be terminated but will continue to remain outstanding, subject to adjustment (the "Adjustment") as provided for in each of the Old Plans. Such Adjustment is intended to reflect the effect of the Reverse Split on the Old Options. As of April 9, 1998, there were outstanding Old Options which, in the aggregate, related to 1,823,443 shares of Old Common Stock (or 12% of the issued and outstanding shares of Old Common Stock as of such date). Pursuant to the Exchange Restructuring, after giving effect to the Adjustment, all of the outstanding Old Options, in the aggregate, will relate to 182,344 shares of New Common Stock (or approximately1% of the issued and outstanding shares of New Common Stock as of the Exchange Restructuring Date, exclusive of the Warrant Shares). In connection with the Adjustment, the exercise price applicable to the Old Options will be appropriately adjusted.

     In addition, under the Stock Award and Incentive Plan, directors, officers and employees of the Company will become eligible to receive additional options to purchase shares of New Common Stock as determined by the new Board after the Exchange Restructuring Date, subject to the approval by the stockholders of the Company. See "DISCUSSION OF THE PROPOSALS--Stock Award And Incentive Plan."

PREPACKAGED RESTRUCTURING

     In the event that each of the Restructuring Proposals is not approved by the Stockholders or the Minimum Tender Condition is not satisfied or waived, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court and the Company files the Prepackaged Plan with the Bankruptcy Court, pursuant to the Prepackaged Plan all Old Options held by directors, officers and employees of the Company to purchase shares of Old Common Stock outstanding as of the commencement of the Chapter 11 case granted under the Old Plans will be terminated and of no further force or effect as of the consummation of the Prepackaged Plan. In addition, each of the Old Plans shall be terminated and of no further force or effect as of the consummation of the Prepackaged Plan. The Stock Award and Incentive Plan will remain in effect after the consummation of the Prepackaged Plan; provided, that, if the Stock Award and Incentive Plan has not been approved by the Stockholders prior to the commencement of the Chapter 11 Case, any awards granted thereunder shall be subject to the subsequent approval of the stockholders of the Company. It is the Company's intention that certain directors, officers and employees of the Company will be granted new options to purchase shares of New Common Stock under the Stock Award and Incentive Plan. The persons to receive such grants, the number of shares of New Common Stock subject to such grants, and such other terms and conditions applicable to such grants, shall be determined by the Board of Reorganized Salant in its sole discretion, except for automatic stock option grant to certain non-employee directors of the Company.

                           PAYMENTS TO MANAGEMENT

     In accordance with the terms and conditions of the Letter Agreement, no payments will be made to the members of management under existing severance, employment and/or change-in-control agreements or any other arrangements solely by reason of the consummation of the Restructuring.

                        ADVISORS AND REPRESENTATIVES

     Pursuant to an agreement effective as of December 18, 1997, between E&Y and the Company (the "E&Y Agreement"), the Company has engaged E&Y to act as its financial advisor in connection with the Restructuring.

     Pursuant to the E&Y Agreement, the Company has agreed to pay E&Y a monthly advisory fee in the amount of $125,000, consisting of two components: (i) $95,000 per month, and (ii) $90,000 at the end of every three month period (representing $30,000 per month for the prior three months). The Company has also agreed to pay E&Y its reasonable out-of-pocket costs. To date, the Company has paid approximately $500,000 to E&Y in respect of its services under the E&Y Agreement. The E&Y Agreement may be terminated by either party at any time. Pursuant to the E&Y Agreement, E&Y performed certain valuation services in connection with the Restructuring at the request of the Company. In connection with those services, E&Y has been paid $100,000 by the Company. Since E&Y's retention by the Company, Michael Gries has served as the individual at E&Y principally involved in this matter. On April 1, 1998, Mr. Gries withdrew as a partner at E&Y and is currently a member of the financial advisory firm of Conway, Delgenio, Gries & Co., LLC ("CDG"). Since that time, Mr. Gries has continued to advise the Company and is being compensated for such services pursuant to an agreement between E&Y and CDG.

     In connection with the rendering the E&Y Fairness Opinion, the Company separately engaged E&Y pursuant to a letter agreement, dated March __, 1998 (the "E&Y Opinion Agreement"). Pursuant to the E&Y Opinion Agreement, the Company agreed to pay E&Y: (i) a fee of $75,000 payable in cash upon execution of the E&Y Opinion Agreement; and (ii) $75,000 payable in cash on the date that E&Y informs the Company that they were prepared to deliver the E&Y Fairness Opinion. The Company also agreed to reimburse E&Y for its reasonable out-of-pocket expenses. Payment of such fees and expenses are in no way contingent or dependent upon the results of E&Y analyses or any conclusions it may reach or the consummation of the Restructuring. Additionally, the Company agreed to indemnify E&Y and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under Federal securities laws. To date, the Company has paid $150,000 to E&Y in respect of its services pursuant to the E&Y Opinion Agreement.

     Pursuant to a fee agreement (the "H & G Agreement") effective as of January 6, 1998, between the Company and Hebb & Gitlin, a Professional Corporation ("H & G"), the Company agreed to retain H & G as special legal counsel to Magten in connection with the Restructuring. Pursuant to the H & G Agreement, the Company agreed to pay H & G's fees (based on certain hourly rates) and disbursements incurred in rendering services in connection with the Restructuring. Pursuant to the H & G Agreement, the Company also paid H & G a $100,000 fee reserve. For services rendered through March 31, 1998, the Company has paid $36,762.66 to H & G in respect of its services under the H & G Agreement,

     Pursuant to a fee agreement (the "Allen Agreement") effective as of January 1, 1998, between the Company, Allen and Company Incorporated ("Allen & Co."), Magten and H & G, Allen & Co. was retained as financial advisor to H & G in connection with the Restructuring until consummation of the Restructuring unless otherwise earlier terminated by any party. Pursuant to the Allen Agreement, the Company agreed to pay Allen & Co. financial advisory fees of $100,000 per month until the Allen Agreement is terminated. Pursuant to the Allen Agreement, the Company also paid Allen & Co. a $100,000 retainer fee, and has agreed to pay its reasonable out-of-pocket costs. To date, the Company has paid $[_____] to Allen & Co. in respect of its services under the Allen Agreement.

     Under the Allen Agreement, the Company agreed to indemnify Allen & Co. and its affiliates from and against all claims, liabilities, losses, damages, and expenses relating to its services to H & G as set forth in the Allen Agreement, except, among other things, for any claims, liabilities, losses, damages or expenses that result from Allen & Co.'s willful misconduct or gross negligence or lack of good faith.

     If the Company proceeds with the Prepackaged Restructuring, the Company intends to assume the H&G Agreement and the Allen Agreement pursuant to the Prepackaged Plan.

     [ ] has been appointed as Information Agent in connection with the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan. Any questions regarding how to tender in the Exchange Offer or how to vote on the Prepackaged Plan and any requests for additional copies of this Proxy Statement/Prospectus, Letters of Transmittal, Proxies, Ballots or Master Ballots should be directed to the Information Agent at its address and telephone number set forth on the back cover of this Proxy Statement/Prospectus. See "ADVISORS AND REPRESENTATIVES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV. [ ] has been appointed as Depositary with respect to the Old Common Stock for the Restructuring and as Voting Agent for the tabulation of Proxies with respect to the Stockholders' Meeting and Ballots and Master Ballots from the Stockholders with respect to the Prepackaged Plan and as Warrant Agent with respect to Warrants. Questions and requests for assistance may be directed to the Depositary at one of its addresses and telephone numbers set forth on the back cover of this Proxy Statement/Prospectus.

                        ESTIMATED FEES AND EXPENSES

     See "ESTIMATED FEES AND EXPENSES" in Part A to the Exchange
Restructuring Prospectus attached hereto as Annex IV.

                               LEGAL MATTERS

     Certain legal matters in connection with the New Common Stock (including the Warrant Shares) and the Warrants offered hereby will be passed upon by Fried, Frank, Harris, Shriver & Jacobson, special counsel to the Company.

                                  EXPERTS

     See "EXPERTS," in Part A to the Exchange Restructuring Prospectus attached hereto as Annex IV.

               STOCKHOLDER PROPOSALS FOR 1998 ANNUAL MEETING

     Any proposal of a stockholder to be presented at the Stockholders' Meeting must be received by the Secretary of the Company at its principal offices, prior to 5:00 p.m., New York City time, on ________, 1998, in order to be considered for inclusion in the Company's proxy materials. Any such proposal must be in writing and signed by the stockholder.

                               OTHER MATTERS

     The Board does not know of any other matters which may properly be presented for consideration at the Stockholders' Meeting. If any business not described herein should come before the Stockholders' Meeting, the persons named in the enclosed Proxy will vote on those matters in accordance with their best judgment.

                       FINANCIAL INFORMATION

                   INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Salant Corporation:

   We have audited the accompanying consolidated balance sheets of Salant Corporation and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended January 3, 1998, December 28, 1996 and December 30, 1995. Our audits also included the financial statement schedule listed in the index at Item 14. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Salant Corporation and subsidiaries as of January 3, 1998 and December 28, 1996, the results of their operations and their cash flows for the years ended January 3, 1998, December 28, 1996 and December 30, 1995 in conformity with generally accepted accounting principles. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, as of January 3, 1998, the Company had a working capital deficiency of approximately $37 million, resulting from the classification of the Company's $104.9 million of 10 1/2% Senior Secured Notes, due December 31, 1998, as a current liability. This matter raises substantial doubt about the Company's ability to continue as a going concern. See Note 1 to the consolidated financial statements for a discussion of the Company's agreement with the largest holders of its Senior Secured Notes and its 39.6% shareholder, whereby such holders of the Senior Secured Notes will convert their Senior Secured Notes to common equity, subject to, among other things, the remaining noteholders agreeing to convert their holdings to common equity and the approval by the holders of a majority of common equity. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche LLP
March 6, 1998 (April 8, 1998, as to Note 1 and Note 9)
New York, New York

                                        SALANT CORPORATION AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 Year Ended
                                                                                 ----------
                                                             Jan. 3, 1998       Dec. 28, 1996      Dec. 30, 1995
                                                            -------------       -------------      -------------
Net sales                                                   $     396,832       $     417,711      $     485,825
Cost of goods sold                                                312,358             322,798            385,196
                                                            -------------       -------------      -------------

Gross profit                                                       84,474              94,913            100,629

Selling, general and administrative expenses                      (80,593)            (83,148)           (82,578)
Royalty income                                                      5,596               6,154              6,606
Goodwill amortization                                              (1,881)             (2,227)            (2,430)
Other income, net                                                     575               2,642                244
Division restructuring costs (Note 3)                              (2,066)            (11,730)            (3,550)
                                                            -------------       -------------      -------------
Income from continuing operations before interest,
  income taxes and extraordinary gain                               6,105               6,604             18,921
Interest expense, net (Notes 9 and 10)                             16,660              15,459             18,965
                                                            -------------       -------------      -------------

Income/(loss) from continuing operations
  before income taxes and extraordinary gain                      (10,555)             (8,855)               (44)

Income taxes (Note 12)                                                167                 103                318
                                                            -------------       -------------      -------------

Income/(loss) from continuing operations
  before extraordinary gain                                       (10,722)             (8,958)              (362)
Discontinued operations (Note 17):
  Loss from operations                                             (8,136)               (365)              (136)
  Estimated loss on disposal                                       (1,330)               --                 --
Extraordinary gain (Note 4)                                         2,100                --                1,000
                                                            -------------       -------------      -------------

Net income/(loss)                                           $     (18,088)      $      (9,323)     $         502
                                                            =============       =============      =============

Basic earnings/(loss) per share:
  Earnings/(loss) per share from continuing
    operations before extraordinary gain                    $       (0.71)      $       (0.60)     $       (0.02)
  Loss per share from discontinued operations                       (0.62)              (0.02)             (0.01)
  Extraordinary gain                                                 0.14                --                 0.06
                                                            -------------       -------------      -------------

Basic earnings/(loss) per share                             $       (1.19)      $       (0.62)     $        0.03
                                                            =============       =============      =============

Weighted average common stock outstanding                          15,139              15,078             15,008
                                                            =============       =============      =============

                                  SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        SALANT CORPORATION AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS
                                   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 Jan. 3, 1998      Dec. 28, 1996
                                                                                -------------      -------------
ASSETS
Current assets:
Cash and cash equivalents                                                       $       2,215      $       1,498
Accounts receivable - net of allowance for doubtful accounts
  of $2,094 in 1997 and $2,806 in 1996 (Notes 9 and 10)                                45,828             40,133
Inventories (Notes 5 and 9)                                                            96,638             98,497
Prepaid expenses and other current assets                                               4,218              3,869
Net assets of discontinued operations (Note 17)                                          --                6,989
                                                                                -------------      -------------

  Total current assets                                                                148,899            150,986

Property, plant and equipment, net (Notes 6 and 9)                                     26,439             25,173
Other assets (Notes 7, 10 and 12)                                                      58,039             59,092
                                                                                -------------      -------------

                                                                                $     233,377      $     235,251
                                                                                =============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Loans payable (Note 9)                                                        $      33,800      $       7,677
  Accounts payable                                                                     27,746             27,562
  Reserve for business restructuring (Note 3)                                           2,764              2,969
  Accrued salaries, wages and other liabilities (Note 8)                               16,503             17,986
  Current portion of long term debt (Note 10)                                         104,879              3,372
                                                                                -------------      -------------

    Total current liabilities                                                         185,692             59,566

Long term debt (Note 10)                                                                 --              106,231
Deferred liabilities (Note 15)                                                          5,382              8,863
Commitments and contingencies (Notes 9, 10, 13, 14 and 16)

Shareholders' equity (Note 14):
  Preferred stock, par value $2 per share:
    Authorized 5,000 shares; none issued                                                 --                --
  Common stock, par value $1 per share:
     Authorized 30,000 shares;                                                         15,405             15,328
     issued and issuable - 15,405 shares in 1997;
     issued and issuable - 15,328 shares in 1996
  Additional paid-in capital                                                          107,249            107,130
  Deficit                                                                             (75,235)           (57,147)
  Excess of additional pension liability over
    unrecognized prior service cost adjustment (Note 13)                               (3,508)            (3,182)
  Accumulated foreign currency translation adjustment                                       6                 76
  Less - treasury stock, at cost - 234 shares                                          (1,614)            (1,614)
                                                                                -------------      -------------

Total shareholders' equity                                                             42,303             60,591
                                                                                -------------      -------------

                                                                                $     233,377      $     235,251
                                                                                =============      =============

                                  SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                        SALANT CORPORATION AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                              (AMOUNTS IN THOUSANDS)

                                                                      Excess of
                                                                      Additional
                                                                       Pension
                                                                      Liability
                                                                        Over
                                                                       Unrecog- Cumulative
                                  Common Stock                          nized    Foreign      Treasury Stock    Total
                                 ==============     Add'l               Prior    Currency     ==============    Share-
                                Number             Paid-In             Service Translation  Number              holders'
                              of Shares   Amount   Capital    Deficit    Cost   Adjustment of Shares  Amount    Equity
                               --------  --------  --------  --------  --------  --------  --------  --------  --------
Balance at December 31, 1994     15,242   $15,242  $107,017  $(48,326)    $(773)     $120       234   $(1,614)  $71,666

Stock options exercised              33        33        54                                                          87
Net income                                                        502                                               502
Excess of additional pension
 liability over unrecognized
 prior service cost adjustment                                           (1,412)                                 (1,412)
Foreign currency translation
 adjustments                                                                           10                            10
                               --------  --------  --------  --------  --------  --------  --------  --------  --------

Balance at December 30, 1995     15,275    15,275   107,071   (47,824)   (2,185)      130       234    (1,614)   70,853

Stock options exercised              53        53        59                                                         112
Net loss                                                       (9,323)                                           (9,323)
Excess of additional pension
 liability over unrecognized
 prior service cost adjustment                                             (997)                                   (997)
Foreign currency translation
 adjustments                                                                          (54)                          (54)
                               --------  --------  --------  --------  --------  --------  --------  --------  --------

Balance at December 28, 1996     15,328    15,328   107,130   (57,147)   (3,182)       76       234    (1,614)   60,591

Stock options exercised              77        77       119                                                         196
Net loss                                                      (18,088)                                          (18,088)
Excess of additional pension
 liability over unrecognized
 prior service cost adjustment                                             (326)                                   (326)
Foreign currency translation
 adjustments                                                                          (70)                          (70)
                               --------  --------  --------  --------  --------  --------  --------  --------  --------

Balance at January 3, 1998       15,405   $15,405  $107,249  $(75,235)  $(3,508)   $    6       234   $(1,614)  $42,303
                               ========  ========  ========  ========  ========  ========  ========  ========  ========

                                  SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                        SALANT CORPORATION AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              (AMOUNTS IN THOUSANDS)

                                                                                       Year Ended
                                                                                       ----------
                                                                       Jan. 3, 1998  Dec. 28, 1996  Dec. 30, 1995
                                                                      -------------  -------------  -------------
Cash Flows from Operating Activities
Income/(loss) from continuing operations                              $     (10,722) $      (8,958) $        (362)
Adjustments to reconcile income from continuing operations to net cash (used in)/provided by operating activities:
    Depreciation                                                              6,402          5,975          5,528
    Amortization of intangibles                                               2,512          2,228          2,430
    Write-down of fixed assets                                                1,274            263          1,850
    Write-down of other assets                                                   --          6,264             --
    Loss on sale of fixed assets                                                 --             17            132
    Changes in operating assets and liabilities:
      Accounts receivable                                                    (5,695)        (5,256)         1,364
      Inventories                                                             1,859         16,868          6,747
      Prepaid expenses and other current assets                                 539          1,038            257
      Other assets                                                             (242)          (760)           916
      Accounts payable                                                          184          2,529         (2,653)
      Accrued salaries, wages and other liabilities                          (3,463)        (2,403)           (66)
      Reserve for business restructuring                                       (205)         1,400          1,569
      Deferred liabilities                                                   (2,203)        (2,148)          (598)
                                                                      -------------  -------------  -------------
    Net cash (used in)/provided by continuing operating activities           (9,760)        17,057         17,114
    Cash used in discontinued operations                                     (2,217)          (469)        (1,138)
                                                                      -------------  -------------  -------------
Net cash (used in)/provided by operations                                   (11,977)        16,588         15,976
                                                                      -------------  -------------  -------------

Cash Flows from Investing Activities
Capital expenditures, net of disposals                                       (7,061)        (7,103)        (4,286)
Store fixture expenditures                                                   (3,122)        (3,855)        (2,988)
Acquisition                                                                      --           (694)            --
Proceeds from sale of assets                                                     --          1,854            122
                                                                      -------------  -------------  -------------
Net cash used in investing activities                                       (10,183)        (9,798)        (7,152)
                                                                      -------------  -------------  -------------

Cash Flows from Financing Activities
Net short-term borrowings/(repayments)                                       26,123         (6,745)        (9,484)
Retirement of long-term debt                                                 (3,372)            --             --
Exercise of stock options                                                       196            112             87
Other, net                                                                      (70)           (54)            10
                                                                      -------------  -------------  -------------
Net cash provided by/(used in) financing activities                          22,877         (6,687)        (9,387)
                                                                      -------------  -------------  -------------

Net increase/(decrease) in cash and cash equivalents                            717            103           (563)

Cash and cash equivalents - beginning of year                                 1,498          1,395          1,958
                                                                      -------------  -------------  -------------
Cash and cash equivalents - end of year                               $       2,215  $       1,498  $       1,395
                                                                      =============  =============  =============

Supplemental disclosures of cash flow information:
Cash paid during the year for:
   Interest                                                           $      16,479  $      16,307  $      20,280
                                                                      =============  =============  =============
   Income taxes                                                       $         201  $         189  $         331
                                                                      =============  =============  =============

                                  SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                SALANT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 1.  FINANCIAL RESTRUCTURING

   The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

   At January 3, 1998, the 10 1/2% Senior Secured Notes due December 31, 1998 (the "Senior Secured Notes") in the amount of $104,879 have been classified as a current liability and the Company's current liabilities exceeded its current assets by $36,793. This factor may indicate that the Compa will be unable to continue as a going concern for a reasonable period of time.

   On March 3, 1998, the Company announced that it had reached an agreement in principle (the "Restructuring Agreement") with its major note and equity holders to convert its existing indebtedness under the Senior Secured Notes into common equity (the "Debt Restructuring"), as further described in Note 10.
This agreement is subject to the approval of the remaining noteholders and stockholders. However, there can be no assurance that such transaction will be consummated. If the Company is not able to consummate this transaction, it will be unable to continue its normal operations without pursuing alternative financing or restructuring strategies. In contemplation of the Debt Restructuring, the Company elected not to pay the interest payment of approximately $5,500 that was due and payable under the Senior Secured Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Secured Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Secured Notes entitling the holders to accelerate the maturity thereof. On April 8, 1998, the Trustee under the indenture governing the Senior Secured Notes (the "Indenture") issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Secured Notes, an event of default under the Indenture had occurred on April 1, 1998. If holders of at least 25% in aggregate principal face amount of the Senior Secured Notes accelerate all outstanding indebtedness under the Senior Secured Notes pursuant to the terms of the Indenture, such an acceleration of the outstanding indebtedness under the Senior Secured Notes, or the failure of the Debt Restructuring to be consummated for any other reason, could result in the Company becoming subject to a proceeding under the Federal bankruptcy laws.

   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation
---------------------------------------

   The Consolidated Financial Statements include the accounts of Salant Corporation ("Salant") and subsidiaries. (As used herein, the "Company" includes Salant and its subsidiaries but excludes Salant's Made in the Shade and Vera Scarf divisions.) In June 1997, the Company discontinued the operations of the Made in the Shade division, which produced and marketed women's junior sportswear. In February 1995, Salant discontinued its Vera Scarf division. As further described in Note 17, the Consolidated Financial Statements and the Notes thereto reflect the Made in the Shade and Vera Scarf divisions as discontinued operations. Significant intercompany balances and transactions are eliminated in consolidation.

   The Company's principal business is the designing, manufacturing, importing and marketing of apparel. The Company sells its products to retailers, including department and specialty stores, national chains, major discounters and mass volume retailers, throughout the United States.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (such as accounts receivable, inventories, restructuring reserves and valuation allowances for income taxes), disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   On June 27, 1990 (the "Filing Date"), Salant and one of its subsidiaries, Denton Mills, Inc. ("Denton Mills"), filed separate voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). On July 30, 1993, the Bankruptcy Court issued an order confirming the Third Amended Joint Plan of Reorganization of Salant and Denton Mills, Inc. (the "Reorganization Plan"). The Reorganization Plan was consummated on September 20, 1993 (the "Consummation Date"), as further described in Note 18.

Fiscal Year
-----------

   The Company's fiscal year ends on the Saturday closest to December 31. The 1997 fiscal year was comprised of 53 weeks.
The 1995 and 1996 fiscal years were each comprised of 52 weeks.

Reclassifications
-----------------

   Certain reclassifications were made to the 1995 and 1996
Consolidated Financial Statements to conform with the 1997 presentation.

Cash and Cash Equivalents
-------------------------

   The Company treats cash on hand, deposits in banks and certificates of deposit with original maturities of less than 3 months as cash and cash equivalents for the purposes of the statements of cash flows.

Accounts Receivable
-------------------

   The Company is a party to an agreement with a factor, as further described in Note 9, whereby it sells, without recourse, certain eligible accounts receivable. The credit risk for such accounts is thereby transferred to the factor. The amounts due from the factor have been offset against advances from the factor in the accompanying balance sheets. The amounts which have been offset were $12,827 at January 3, 1998 and $16,355 at December 28, 1996.

Inventories
-----------

   Inventories are stated at the lower of cost (principally determined on a first-in, first-out basis for apparel operations and the retail inventory method on a first-in, first-out basis for outlet store operations) or market.

Property, Plant and Equipment
-----------------------------

   Property, plant and equipment are stated at cost and are depreciated or amortized over their estimated useful lives, or for leasehold improvements, the lease term, if shorter. Depreciation and amortization are computed principally by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

The annual depreciation rates used are as follows:

Buildings and improvements             2.5%  -  10.0%
Machinery, equipment and autos         6.7%  -  33.3%
Furniture and fixtures                10.0%  -  50.0%
Leasehold improvements                Over the life of the asset
                                      or the term of the lease,
                                      whichever is shorter
Other Assets
------------

   Intangible assets are being amortized on a straight-line basis over their respective useful lives, ranging from 25 to 40 years. Costs in excess of fair value of net assets acquired, which relate to the acquisition of the net assets of Manhattan Industries, Inc. ("Manhattan") are assessed for recoverability on a periodic basis. In evaluating the value and future benefits of these intangible assets, their carrying value would be reduced by the excess, if any, of the intangibles over management's best estimate of undiscounted future operating income of the acquired businesses before amortization of the related intangible assets over the remaining amortization period.

Income Taxes
------------

   Deferred income taxes are provided to reflect the tax effect of temporary differences between financial statement income and taxable income in accordance with the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes".

Fair Value of Financial Instruments
-----------------------------------

   For financial instruments, including cash and cash equivalents, accounts receivable and payable, and accruals, the carrying amounts approximated fair value because of their short maturity. Long-term debt, which was issued at a market rate of interest, currently trades at approximately 80% of principal amount. In addition, deferred liabilities have carrying amounts approximating fair value.

Earnings/(Loss) Per Share
-------------------------

   The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", for the period ended January 3, 1998, which establishes standards for computing and presenting earnings per share ("EPS") and simplifies the standards for computing EPS currently found in Accounting Principles Board ("APB") Opinion No. 15 ("Earnings Per Share"). Common stock equivalents under APB No. 15 are no longer included in the calculation of primary, or basic, EPS. Under SFAS No. 128, contingently issuable shares (shares issuable for little or no cash consideration) are still included in the calculation of basic EPS.

   Earnings/(loss) per share is based on the weighted average number of common shares (including, as of January 3, 1998 and December 28, 1996, 205,854 and 324,810 shares, respectively, anticipated to be issued pursuant to the Reorganization Plan) and common stock equivalents outstanding, if applicable. Loss per share for 1997 and 1996 did not include common stock equivalents, inasmuch as their effect would have been anti-dilutive. In 1997, 1996 and 1995, earnings per share did not include 1,343,393, 837,240 and 969,073 stock options, respectively, which would not have had a dilutive effect.

Foreign Currency
----------------

   The Company entered into forward foreign exchange contracts, relating to 80% of its projected 1998 Mexican peso needs, to fix its cost of acquiring pesos and diminish the risk of currency fluctuations. Gains and losses on foreign currency contracts are included in income and offset the gains and losses on the underlying transactions. On January 3, 1998, the outstanding foreign currency contracts had a cost of approximately $8,900 and a year end market value of approximately $10,000.

Revenue Recognition
-------------------

   Revenue is recognized at the time the merchandise is shipped.
Retail outlet store revenues are recognized at the time of sale.

New Accounting Standards
------------------------

   The Company is required to adopt SFAS No. 130, "Reporting Comprehensive Income", during the year ending January 2, 1999. SFAS 130 establishes standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statements, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Adoption of this statement will require the Company to report changes in the excess of additional pension liability over unrecognized prior service cost and foreign currency translation adjustment accounts, currently shown in the stockholder's equity section of the balance sheet, as an increase or decrease to reported net income in arriving at comprehensive income.

   The Company is required to adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during the year ending January 2, 1999. The Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers. It amends FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries", to remove the special disclosure requirements for previously unconsolidated subsidiaries. The Company is currently considering what effect adoption of this statement will have on the Company.

The Company is required to adopt SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", for the period ended January 2, 1999. This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful. The statement is effective for fiscal year ending January 2, 1999. Restatement of disclosures for earlier periods provided for comparative purposes is required. The Company has not yet determined the impact the adoption of this statement will have on the Company's financial statements.

NOTE 3.  RESTRUCTURING COSTS

   In 1997, the Company recorded a provision for restructuring of $2,066, consisting of (i) $3,530 related to the decision in the fourth quarter to close all retail outlet stores other than Perry Ellis outlet stores consisting primarily of asset write-offs and future payments related to non-cancelable operating leases, offset by a $1,464 reversal of previously recorded restructuring reserves, including $300 in the fourth quarter, primarily resulting from the settlement of liabilities for less than the carrying amount. As of January 3, 1998, $1,579 remained in the restructuring reserve, all related to the retail outlet store closings.

   In 1996, the Company recorded a provision for restructuring of $11,730, consisting of (i) $5,718 in connection with the decision to sell or license the JJ. Farmer sportswear product line, which charge is primarily related to the write-off of goodwill and write-down of other assets, (ii) $2,858 related to the write-off of certain assets related to the licensing of the Gant dress shirt and accessories product lines, and the accrual of a portion of the future minimum royalties under the Gant licenses, which are not expected to be covered by future sales, (iii) $1,837 primarily related to employee costs in connection with the closing of a manufacturing and distribution facility in Thomson, Georgia, (iv) $714 primarily related to employee costs in connection with the closing of a manufacturing facility in Americus, Georgia and (v) $603 related primarily to other severance costs. As of January 3, 1998, $1,185 of the above amounts remained in the restructuring reserves related to future minimum royalties and future carrying costs for a closed facility.

   In the fourth quarter of 1995, the Company recorded a $3,550 restructuring provision, which included (i) $2,400 related to fixed asset write-downs at locations to be closed and (ii) $1,150 related to inventory markdowns for discontinued product lines.

NOTE 4.  EXTRAORDINARY GAINS

   In 1997, the Company recorded an extraordinary gain of $2,100, including $1,500 in the fourth quarter. In the fourth quarter of 1995, the Company recorded an extraordinary gain of $1,000.
These gains related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the chapter 11 proceeding.

NOTE 5.  INVENTORIES
                                       JAN.3,1998  DEC.28,1996
                                       ----------  -----------

Finished goods                          $  52,010    $  57,826
Work-in-process                            21,405       14,801
Raw materials and supplies                 23,223       25,870
                                        ---------    ---------
                                        $  96,638    $  98,497
                                        =========    =========

Finished  goods  inventory  includes  in  transit   merchandise  of
$4,428  and  $5,400 at  January  3,  1998 and  December  28,  1996,
respectively.

NOTE 6.  PROPERTY, PLANT AND EQUIPMENT

                                       JAN.3,1998  DEC.28,1996
                                       ----------  -----------

Land and buildings                        $16,574      $14,975
Machinery, equipment, furniture
  and fixtures                             32,197       30,551
Leasehold improvements                      7,505        6,852
Property held under capital leases            583          117
                                        ---------     --------
                                           56,859       52,495
Less accumulated depreciation
  and amortization                         30,420       27,322
                                        ---------     --------
                                          $26,439      $25,173
                                        =========     ========

NOTE 7.  OTHER ASSETS

                                       JAN.3,1998  DEC.28,1996
                                       ----------  -----------

Excess of cost over net assets acquired,
 net of accumulated amortization of
 $13,240 in 1997 and $11,805 in 1996      $39,042      $40,477
Trademarks and license agreements,
 net of accumulated amortization of
 $4,064 in 1997 and $3,619 in 1996         13,498       13,943
Other                                       5,499        4,672
                                         --------     --------
                                          $58,039      $59,092

   In June 1996, the company wrote-off other assets of $4,325 which consisted of $4,075 for the unamortized portion of the excess of cost over net assets acquired related to the JJ. Farmer division and $250 related to the license agreements for the Gant product lines.

   In November 1996, the Company sold its leasehold interest in a closed facility in Glen Rock, New Jersey, resulting in a gain of $2,712, which is included in other income.

NOTE 8.  ACCRUED SALARIES, WAGES AND OTHER LIABILITIES

                                       JAN.3,1998  DEC.28,1996
                                       ----------  -----------

Accrued salaries and wages                $ 4,002      $ 1,765
Accrued pension and retirement benefits     2,757        4,080
Accrued royalties                             482        1,959
Accrued interest                            3,897        3,716
Other accrued liabilities                   5,365        6,466
                                        ---------    ---------
                                          $16,503      $17,986

NOTE 9.  FINANCING AND FACTORING AGREEMENTS

   The Company is a party to a Revolving Credit, Factoring and Security Agreement, dated September 20, 1993, as amended (the "Credit Agreement"), with The CIT Group/Commercial Services, Inc. ("CIT") which provides the Company with seasonal working capital financing, consisting of direct borrowings and letters of credit, of up to $120,000 (the "Maximum Credit"), subject to an asset based borrowing formula. As collateral for borrowings under the Credit Agreement, the Company has granted to CIT a security interest in substantially all of the assets of the Company.

   On March 2, 1998, in connection with the Debt Restructuring (as defined in Note 10), the Company and CIT executed the Twelfth Amendment and Forbearance Agreement (the "Amendment") to the Credit Agreement. The Amendment (i) provides a waiver, as of January 3, 1998, to the Company for not meeting the financial covenants for stockholders equity and maximum loss, as set forth in the Credit Agreement, (ii) provides for CIT to forbear from exercising any of its rights and remedies arising from the Company's decision not to pay interest on the Senior Secured Notes, payable on March 2, 1998, as further discussed in Note 10,
(iii) provides that, subject to the terms and conditions of the Credit Agreement, as modified by the Amendment, CIT will continue making loans, advances and other financial accommodations to the Company, (iv) increases the borrowings allowed against eligible inventory to 60%, (v) provides the Company with a discretionary $3,000 seasonal overadvance, (vi) reduces the Maximum Credit from $135,000 to $120,000 and (vii) modifies the financial covenants the Company is required to maintain. Under the Amendment, to the extent that the Company fails to maintain certain levels of borrowing availability under its asset-based borrowing formula, the Company is required to maintain a certain minimum interest coverage ratio and is subject to a covenant limiting the maximum loss the Company may incur over any twelve consecutive calendar months.

   In consideration for CIT's agreement to enter into the Forbearance Agreement, pursuant thereto, the Company agreed to pay CIT a forbearance and waiver fee in the amount of $150,000. In addition, in consideration of a New Credit Agreement proposed by CIT, the Company agreed to pay CIT a non-refundable and fully earned fee of $1,050,000, payable in three equal installments of $350,000 each on April 1, May 1 and June 1, 1998. This fee is non-refundable in whole or in part, provided, however, that notwithstanding the foregoing, (a) if the Company does execute a New Credit Agreement with CIT, such fee will be applied to satisfy any and all closing fees and facility fees under such New Credit Agreement, or (b) if CIT does not extend a New Credit Agreement to the Company because CIT's Executive Credit Committee fails to give credit approval for such facility, then $600,000 of such fee shall be refunded to the Company. In the event that CIT becomes the lender under the New Credit Agreement or under a debtor-in-possession working capital facility, if the Prepackaged Restructuring is pursued, no other closing fee or facility fee shall be due and payable in connection with any such replacement credit facility provided by CIT.

   On January 3, 1998, direct borrowings and letters of credit outstanding under the Credit Agreement were $33,800 and $23,239, respectively, and the Company had unused availability of $17,486. On December 28, 1996, direct borrowings and letters of credit outstanding under the Credit Agreement were $7,677 and $33,640, and the Company had unused availability of $23,561. The weighted average interest rate on borrowings under the Credit Agreement for the years ended January 3, 1998 and December 28, 1996 was 9.3% and 9.4%, respectively.

   In addition to the financial covenants discussed above, the Credit Agreement contains a number of other covenants, including restrictions on incurring indebtedness and liens, making investments in or purchasing the stock, or all or a substantial part of the assets of another person, selling property and paying cash dividends.

NOTE 10.  LONG-TERM DEBT

   On September 20, 1993, Salant issued $111,851 principal amount of Senior Secured Notes. The Senior Secured Notes may be redeemed at any time prior to maturity, in whole or in part, at the option of the Company, at a premium to the principal amount thereof plus accrued interest. The Senior Secured Notes are secured by a first lien (subordinated to the lien securing borrowings under the Credit Agreement to the extent of $15,000) on certain accounts receivable, certain intangible assets, the capital stock of Salant's subsidiaries and certain real property of the Company, and by a second lien on substantially all of the other assets of the Company.

   Under the Restructuring Agreement, as discussed in Note 1, the Company will convert the entire $104,879 outstanding aggregate principal amount of, and all accrued and unpaid interest on, its Senior Secured Notes into the Company's common stock.

   The Restructuring Agreement was entered into by the Company and Magten Asset Management Corp. ("Magten"), the beneficial owner of, or the investment manager on behalf of the beneficial owners of, approximately 67% of the aggregate principal amount of the Senior Secured Notes. Apollo Apparel Partners, L.P. ("Apollo"), the beneficial owner of approximately 39.6% of the Company's issued and outstanding common stock, is also a party to the Restructuring Agreement and has agreed to vote all of its shares of common stock in favor of the Debt Restructuring. The Restructuring Agreement provides, among other things, that (i) the entire principal amount of the Senior Secured Notes, plus all accrued and unpaid interest thereon, will be converted into 92.5% of the Company's common stock, and (ii) the Company's existing stockholders will retain 7.5% of the Company's common stock and will receive seven-year warrants to purchase up to 10% of the Company's common stock on a fully diluted basis. Stockholder and noteholder approval will be required in order to consummate the Debt Restructuring. The Restructuring Agreement also provides for a reverse stock split, which will require the approval of the Company's stockholders. Because of the treatment of accrued interest on the Senior Secured Notes under the proposed restructuring agreement, the Company did not pay the $5,500 of interest on the Senior Secured Notes that became payable on March 2, 1998, subject to a 30 day grace period. Consummation of the Debt Restructuring is subject to the satisfaction of a number of conditions precedent, including stockholder and noteholder approval and the negotiation and execution of definitive documentation. However, there can be no assurances that the Debt Restructuring will be consummated. Implementation of the Debt Restructuring will result in the elimination of $11,000 of annual interest expense to the Company.

   The Indenture contains various restrictions pertaining to the incurrence of indebtedness, the purchase of capital stock and the payment of dividends. Under the most restrictive of these provisions, the Company currently may not purchase or redeem any shares of its capital stock, or declare or pay cash dividends.

   In contemplation of the Debt Restructuring, the Company elected not to pay the interest payment of approximately $5,500 that was due and payable under the Senior Secured Notes on March 2, 1998, subject to a 30 day grace period. Because the Company did not pay the interest due on the Senior Secured Notes by the expiration of the applicable grace period, an event of default occurred with respect to the Senior Secured Notes, entitling the holders to accelerate the maturity thereof. In accordance with the terms of the Restructuring Agreement, Magten has provided a written direction to the trustee to forbear during the term of the Restructuring Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Secured Notes that was due and payable on March 2, 1998. However, there is no assurance that the holders of 25% or more of the principal amount of the Senior Secured Notes will not decide to accelerate the outstanding indebtedness under the Senior Secured Notes prior to consummation of the Debt Restructuring. In addition, the Company's working capital lender, CIT, agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Credit Agreement, arising by virtue of the Company's failure to pay such interest on the Senior Secured Notes. Failure to consummate the Debt Restructuring could result in the acceleration of all of the indebtedness under the Senior Secured Notes and/or the Credit Agreement.

   On October 28, 1996, the Company completed the sale of a leasehold interest in a facility located in Glen Rock, New Jersey. The cash proceeds, net of certain expenses, of such sale were $3,372. Such amount was included in current liabilities at December 28, 1996. Pursuant to the Indenture, on December 30, 1996, the Company repurchased Senior Secured Notes in a principal amount equal to the net cash proceeds at 100% of the principal amount thereof.

NOTE 11.  SEGMENT INFORMATION AND SIGNIFICANT CUSTOMERS

   The Company's principal business is the designing, manufacturing, importing and marketing of apparel. The Company sells its products to retailers, including department and specialty stores, national chains, major discounters and mass volume retailers, throughout the United States. As an adjunct to its apparel manufacturing operations, the Company operates 17 factory outlet stores in various parts of the United States. Foreign operations, other than sourcing, are not significant.
The Company's products have been classified in the following industry segments: (i) men's apparel, (ii) children's sleepwear and underwear and (iii) retail factory outlet store operations. Information concerning the Company's business segments in 1997, 1996 and 1995 is as follows:

                                1997          1996        1995
                                ----          ----        ----
NET SALES
  Men's                     $325,845      $344,763    $416,659
  Children's                  49,165        45,754      39,936
  Retail Outlet Stores        21,822        27,194      29,230
                          ----------    ----------  ----------
    Total net sales         $396,832      $417,711    $485,825
                            ========      ========    ========

OPERATING INCOME
  Men's                    $  19,483    $    6,197   $  19,596
  Children's                    (278)        5,401       5,177
  Retail Outlet Stores        (8,381)       (4,195)     (2,674)
                         ------------  -----------  -----------
                              10,824         7,403      22,099
Corporate expenses            (9,269)       (5,790)     (8,801)
Licensing division income      4,550         4,991       5,623
Interest expense, net        (16,660)      (15,459)    (18,965)
                          -----------   ----------  ----------
Income/(loss) from
 continuing operations
 before income taxes
 and extraordinary gain    $ (10,555)   $   (8,855) $      (44)
                           ==========   ==========  ==========

IDENTIFIABLE ASSETS
  Men's                     $150,177      $137,968    $170,203
  Children's                  22,284        20,709      16,349
  Retail Outlet Stores         3,694        10,176      11,991
  Corporate                   57,222        66,398      55,427
                           ---------    ----------  ----------
Total identifiable assets   $233,377      $235,251    $253,970
                            ========      ========    ========

CAPITAL EXPENDITURES
  Men's                   $    2,972     $   4,046  $    1,389
  Children's                   1,959           546         492
  Retail Outlet Stores           252           439         584
  Corporate                    1,878         2,072       1,821
                          ----------   -----------  ----------
Total capital
  expenditures            $    7,061    $    7,103  $    4,286
                          ==========    ==========  ==========

DEPRECIATION AND
  AMORTIZATION

  Men's                     $  4,640     $   3,669  $    2,961
  Children's                     455           399         345
  Retail Outlet Stores           321           478         459
  Corporate                    3,498         3,657       4,193
                           ---------    ----------  ----------
Total depreciation
  and amortization         $   8,914     $   8,203  $    7,958
                           =========    ==========  ==========

   In 1997, approximately 17% of the Company's net sales were made to Sears, approximately 11% of the Company's net sales were made to Federated Department Stores, Inc. ("Federated") and approximately 10% of the Company's net sales were made to TJX Corporation ("TJX"). In 1996, approximately 13% of the Company's net sales were made to Sears. In 1996 and 1995, net sales to Federated represented approximately 11% and 12% of the Company's net sales, respectively. In 1995, approximately 11% of the Company's net sales were made to TJX. In 1995, approximately 13% of the Children's Group's net sales were made to Dayton Hudson Corporation.

   No other customer accounted for more than 10% of the net sales of the Company or any of its business segments during 1997, 1996 or 1995.

NOTE 12.  INCOME TAXES

The provision for income taxes consists of the following:

                           JAN.3,1998     DEC.28,1996   DEC.30,1995
                           ----------     -----------   -----------
Current:
 Federal                        $ (34)         $(106)       $100
 State                             --             --          --
 Foreign                          201            209         218
                                -----         ------       -----
                                $ 167          $ 103        $318
                                =====          =====        ====

The following is a reconciliation of the tax provision/(benefit) at the statutory Federal income tax rate to the actual income tax provision:

                                 1997         1996        1995
                               --------     --------    ------

Income tax benefit, at 34%    $(3,589)     $(3,135)   $    (61)

Loss producing no current
  tax benefit                   3,589        3,135          61
Alternative minimum tax                                    100
Tax refunds from prior years      (34)        (106)
Foreign taxes                     201          209         218
                              --------      --------    -------

Income tax provision         $    167     $    103     $   318
                              ========      ========    =======

The following are the tax effects of significant items comprising the Company's net deferred tax asset:

                                       JAN.3,1998      DEC.28,1996
                                      -----------      -----------
Deferred tax liabilities:
 Differences between book and tax
   basis of property                  $    (3,575)     $    (3,659)

Deferred tax assets:
 Reserves not currently deductible         12,700           13,983
 Operating loss carryforwards              51,844           45,041
 Tax credit carryforwards                   2,958            2,958
 Expenses capitalized into inventory        4,925            4,657
                                      -----------      -----------
                                           72,427           66,639
                                      -----------      -----------
Net deferred asset                         68,852           62,980
Valuation allowance                       (68,852)         (62,980)
                                      -----------      -----------
Net deferred tax asset                $       --       $       --
                                      ===========      ===========

   At January 3, 1998, the Company had net operating loss carryforwards ("NOLs") for income tax purposes of approximately $133,000, expiring from 1999 to the year 2012, which can be used to offset future taxable income. Approximately $51,000 of these NOLs arose from the acquisition of Manhattan in April 1988, and will offset goodwill when utilized. The implementation of the Reorganization Plan and transactions that have occurred within the three-year period preceding the Consummation Date have caused an "ownership change" for federal income tax purposes as of the Consummation Date. As a result of such ownership change, the use of the NOLs to offset future taxable income is limited by the requirements of section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"). The $133,000 of NOLs reflected above is the maximum the Company may use to offset future taxable income. Of the $133,000 of NOLs, $102,000 is subject to annual usage limitations under Section 382 of approximately $7,200.

   In addition, at January 3, 1998, the Company had available tax credit carryforwards of $2,958 which expire between 1998 and 1999. Of these tax credits, $1,986 will reduce goodwill and the balance will reduce income tax expense when utilized.
Utilization of these credits may be limited in the same manner as the NOLs, as described above.

   Additionally, if the Debt Restructuring, as outlined in the Restructuring Agreement, is consummated, a second ownership change under Section 382 will occur. As a result, the utilization of the NOLs and tax credit carryforwards would likely be subject to additional limitations, which could significantly reduce their use.

NOTE 13.  EMPLOYEE BENEFIT PLANS

Pension and Retirement Plans
----------------------------

   The Company has several defined benefit plans for virtually all full-time salaried employees and certain nonunion hourly employees. The Company's funding policy for its plans is to fund the minimum annual contribution required by applicable regulations.

   The Company also has a nonqualified supplemental retirement and death benefit plan covering certain employees. The funding for this plan is based on premium costs of related insurance contracts.

Pension expense includes the following components:

                                                          1997                   1996                1995
                                                        --------               --------             ------
Service cost-benefit earned
  during the period                                     $1,050                $1,270                $1,029
Interest cost on projected benefit obligation            3,272                 2,912                 2,714
Loss/(return) on assets                                 (4,435)               (4,126)               (4,697)
Net amortization                                         1,602                 1,564                 2,286
                                                       -------               -------                 -----
Net periodic pension cost                               $1,489                $1,620                $1,332
                                                        ======                ======                ======


The reconciliation of the funded status of the plans at January 3, 1998 and December 28, 1996 is as follows:

                                                                          Jan. 3, 1998         Dec. 28, 1996
                                                                           Accumulated          Accumulated
                                                                              Plan                 Plan
                                                                            Benefits             Benefits
                                                                             Exceed               Exceed
                                                                           Plan Assets          Plan Assets
                                                                           -----------          -----------
Actuarial present value of benefit obligation
  Vested benefit obligation                                               $  (45,503)           $  (41,578)
  Nonvested benefit obligation                                                  (539)                 (661)
                                                                           ----------           -----------
Accumulated benefit obligation                                            $  (46,042)           $  (42,239)
                                                                           ==========            ===========

Projected benefit obligation                                              $  (49,862)           $  (46,811)
Plan assets at fair value                                                     42,295                35,980
                                                                           ----------            ----------
Projected benefit obligation in
  excess of plan assets                                                       (7,567)              (10,831)
Unrecognized net obligation at date of
  initial application, amortized over 15 years                                   552                   624
Unrecognized net loss                                                          7,307                 7,188
Unrecognized prior service cost                                               (1,111)               (1,222)
Recognition of minimum liability
  under SFAS No. 87                                                           (3,633)               (3,332)
                                                                          -----------           ----------
Accrued pension cost                                                      $   (4,452)            $  (7,573)
                                                                          ==========            ==========

Assumptions used in accounting for defined benefit pension plans are as follows:


                                                   1997        1997       1996       1996       1995       1995
                                                   ----        ----       ----       ----       ----       ----
                                                   Non-      Qualified    Non-     Qualified    Non-     Qualified
                                                 Qualified     Plans    Qualified    Plans    Qualified    Plans
                                                   Plan                   Plan                  Plan
Discount rate                                      7.0%        7.0%       7.25%      7.25%      7.0%       7.0%
Rate of increase in compensation levels             N/A        5.0%        N/A       5.0%        N/A       5.0%
Expected long-term rate of return on assets        8.0%        8.5%       8.0%       8.5%       8.0%       8.5%


   Assets of the Company's qualified plans are invested in directed trusts. Assets in the directed trusts are invested in common and preferred stocks, corporate bonds, money market funds and U.S. government obligations. The nonqualified supplemental plan assets consist of the cash surrender value of certain insurance contracts.

   The Company also contributes to certain union retirement and insurance funds established to provide retirement benefits and group life, health and accident insurance for eligible employees. The total cost of these contributions was $3,839, $4,095 and $4,263 in 1997, 1996 and 1995, respectively. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union administered plans are not determinable from information available to the Company.

Long Term Savings and Investment Plan
-------------------------------------

   Salant sponsors the Long Term Savings and Investment Plan, under which eligible salaried employees may contribute up to 15% of their annual compensation, subject to certain limitations, to a money market mutual fund, a fixed income fund and/or three equity mutual funds. Salant contributes a minimum matching amount of 20% of the first 6% of a participant's annual compensation and may contribute an additional discretionary amount in cash or in the Company's common stock. In 1997, 1996 and 1995 Salant's aggregate contributions to the Long Term Savings and Investment Plan amounted to $218, $229 and $239, respectively.

NOTE 14.  STOCK OPTIONS AND SHAREHOLDER RIGHTS

   The Company's stock plans provide for grants of stock options or stock awards aggregating 2,400,000 shares of Salant common stock to officers, key employees and, in certain cases, to directors.

   The Company's stock plans authorized such grants (subject to certain restrictions applicable to certain stock options granted to directors) at such prices and pursuant to such other terms and conditions as the Stock Plan Committee may determine. Options may be nonqualified stock options or incentive stock options and may include stock appreciation rights. Exercise prices of options are equal to 100% of the fair market value of the Company's shares on the date of grant of the options. Options expire no later than ten years from the date of grant and become exercisable in varying amounts over periods ranging from the date of grant to five years from the date of grant.

   The Restructuring Agreement provides that Salant will reserve 10% of the outstanding common stock, on a fully diluted basis, as of the consummation of the Debt Restructuring, (the "Effective Date"), in order to create new employee stock and stock option plans for the benefit of the members of management and the other employees of Salant. In addition, the Restructuring Agreement provides that, on the Effective Date, a management stock option plan will be authorized pursuant to which options to acquire a certain percentage of such 10% reserve will be granted to (i) the directors of Salant and (ii) those members of management of Salant selected by management and approved by the non-management members of the board of directors of Salant. The Restructuring Agreement also provides that the decision to grant any additional stock options from the balance of the 10% reserve referred to above, and the administration of the stock plans, will be at the discretion of the non-management members of the board of directors of Salant. In addition, the Restructuring Agreement provides that by agreement between Salant and its employees, all existing employee stock options and other equity based plans will be adjusted so that such options and equity based plans will be part of the above-referenced new employee stock and/or stock option plans (i.e., subsumed within the 10%) as agreed upon between Apollo and Salant, subject to consultation with Magten.

The following table summarizes stock option transactions during 1995, 1996 and 1997:

The following table summarizes stock option transactions during 1995, 1996 and 1997:

                                                                                                WEIGHTED
                                                                                                AVERAGE
                                                                                                EXERCISE
                                                          SHARES             PRICE RANGE         PRICE
                                                          ------             -----------         -----
Options outstanding at December 31, 1994                 1,157,208          $1.00-15.125
Options granted during 1995                                205,300        $3.3125-5.1875
Options exercised during 1995                              (33,334)               $2.625
Options surrendered or canceled during 1995                (65,601)          $3.00-12.00
                                                       -----------
Options outstanding at December 30, 1995                 1,263,573          $1.00-15.125         $6.50
Options granted during 1996                                 51,600            $3.32-3.94         $3.42
Options exercised during 1996                              (53,000)           $1.00-2.00         $1.94
Options surrendered or canceled during 1996               (228,433)          $2.75-12.00         $6.63
                                                        ----------
Options outstanding at December 28, 1996                 1,033,740         $1.625-15.125         $6.56
Options granted during 1997                              1,316,900         $2.0625-4.125         $3.65
Options exercised during 1997                              (76,500)         $1.625-2.625         $2.56
Options surrendered or cancelled during 1997              (930,747)        $2.625-15.125         $6.54
                                                         ---------
Options outstanding at January 3, 1998                   1,343,393        $2.0625-12.875         $3.95
                                                         =========

Options exercisable at January 3, 1998                     191,392          $2.41-12.875         $6.02
                                                        ==========

Options exercisable at December 28, 1996                   910,028         $1.625-15.125         $6.88
                                                        ==========

The following tables summarize information about outstanding stock options as of January 3, 1998 and December 28, 1996:

                                      Options Outstanding                                    Options Exercisable
                                      -------------------                                    -------------------
                                                      Weighted
                                     Number            Average         Weighted           Number          Weighted
          Range of               Outstanding at       Remaining         Average      Exercisable at       Average
        Exercise Price               1/3/98        Contractual Life  Exercise Price       1/3/98       Exercise Price
        --------------               ------        ----------------  --------------       ------       --------------
        $2.0625 -$2.75              305,300              9.55           $2.508              5,300           $2.731
        $2.813 - $4.00              492,900              9.13            3.861             40,899            3.588
            $4.125                  400,000              9.22            4.125                  0                0
        $4.25 - $8.19               131,567              5.43            6.346            131,567            6.346
       $9.82 - $12.875               13,626              2.33           11.393             13,626           11.393

      $2.0625 - $12.875           1,343,393              8.82            3.952            191,392            6.016


                                                            Weighted
                                          Number            Average         Weighted           Number          Weighted
       Range of Exercise               Outstanding at       Remaining        Average       Exercisable at       Average
            Price                        12/28/96       Contractual Life   Exercise Price     12/28/96       Exercise Price
            -----                        --------       ----------------   --------------     --------       --------------
       $1.625 - $2.625                    191,500              4.43           2.598           191,500            2.598
        $2.75 - $4.94                     129,150              8.77           3.923            45,064            4.159
       $5.125 - $5.875                    279,884              6.96           5.370           243,592            5.397
        $6.32 - $8.82                     232,113              6.57           7.615           228,779            7.634
       $9.82 - $15.125                    201,093              1.90          12.484           201,093           12.484

       $1.625 - $15.125                 1,033,740              5.65           6.564           910,028            6.875


   The Company has a shareholder rights plan (the "Rights Plan"), which provides for a dividend distribution of one right for each share of Salant common stock to holders of record of the Company's common stock at the close of business on December 23, 1987. The rights will expire on December 23, 2002. With certain exceptions, the rights will become exercisable only in the event that an acquiring party accumulates 20 percent or more of the Company's voting stock, or if a party announces an offer to acquire 30 percent or more of such voting stock. Each right, when exercisable, will entitle the holder to buy one one-hundredth of a share of a new series of cumulative preferred stock at a price of $30 per right or, upon the occurrence of certain events, to purchase either Salant common stock or shares in an "acquiring entity" at half the market value thereof. The Company will generally be entitled to redeem the rights at three cents per right at any time until the 10th day following the acquisition of a 20 percent position in its voting stock. In July 1993, the Rights Plan was amended to provide that an acquisition or offer by Apollo, or any of its subsidiaries will not cause the rights to become exercisable. The Restructuring Agreement provides that Salant's Rights Plan will be amended to permit the consummation of the Debt Restructuring without causing any of the Rights to become exercisable.

   In summary, as of January 3, 1998, there were 1,343,392 shares of Common Stock reserved for the exercise of stock options and 567,022 shares of Common Stock reserved for future grants of stock options or awards.

   All stock options are granted at fair market value of the Common Stock at the grant date. The weighted average fair value of the stock options granted during 1997 and 1996 was $3.65 and $3.42, respectively. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997: risk-free interest rate of 5.75%; expected dividend yield of 0%; expected life of 4.46 years; and expected volatility of 211%. The outstanding stock options at January 3, 1998 have a weighted average contractual life of 8.82 years.

   The Company accounts for the stock plans in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for stock option awards. Had compensation cost been determined consistent with Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's pro forma net income/(loss) for 1997, 1996 and 1995 would have been $(19,951), $(9,692) and $192, respectively. The Company's pro forma net income/(loss) per share for 1997, 1996 and 1995 would have been $(1.32), $(0.64) and $0.01, respectively. Because the SFAS 123 method of accounting has not been applied to options granted prior to 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

NOTE 15.  DEFERRED LIABILITIES
                                              JAN. 3, 1998       DEC. 28, 1996
                                              ------------       -------------

Lease obligations                                $   196            $   93
Deferred pension obligations                       3,634             4,865
Liability for settlement of chapter 11 claims      1,552             3,905
                                                 -------           -------
                                                  $5,382            $8,863

NOTE 16.  COMMITMENTS AND CONTINGENCIES

(a)   Lease Commitments

   The Company conducts a portion of its operations in premises occupied under leases expiring at various dates through 2012. Certain of the leases contain renewal options. Rental payments under certain leases may be adjusted for increases in taxes and operating expenses above specified amounts. In addition, certain of the leases for outlet stores contain provisions for additional rent based upon sales.

   In 1997, 1996 and 1995, rental expense was $7,689, $7,563 and
$7,265, respectively. As of January 3, 1998, future minimum rental payments under noncancelable operating leases (exclusive of renewal options, percentage rentals, and adjustments for property taxes and operating expenses) were as follows:

                FISCAL YEAR

                1998                          $5,144
                1999                           4,210
                2000                           3,759
                2001                           3,475
                2002                           2,805
                Thereafter                    27,967
                                            --------
                   Total                     $47,360

(b)   Employment Agreements

   The Company has employment agreements with certain executives, which provide for the payment of compensation aggregating approximately $2,500 in 1998, $2,300 in 1999 and $400 in 2000.
In addition, such employment agreements provide for incentive compensation based on various performance criteria.

NOTE 17.  DISCONTINUED OPERATIONS

   In June 1997, the Company discontinued the operations of the Made in the Shade division, which produced and marketed women's junior sportswear. The loss from operations of the division in 1997 was $8,136, which included a charge of $4,459 for the write-off of goodwill. Net sales of the division were $2,822, $20,408 and $15,696 in 1997, 1996 and 1995, respectively.
Additionally, in 1997, the Company recorded a charge of $1,330 to accrue for expected operating losses during the phase-out period. No income tax benefits have been allocated to the division's 1997, 1996 and 1995 losses.

   In February 1995, the Company discontinued the operations of the Vera Scarf division, which imported and marketed women's scarves. The loss from operations of the division in 1994 was $9,639, which included a fourth quarter charge of $9,004 for the write-off of goodwill and other intangible assets. Net sales of the division were $1,673 and $5,087 in 1995 and 1994, respectively. Additionally, in 1994 the Company recorded a fourth quarter charge of $1,796 to accrue for expected operating losses during the phase-out period through June 1995. No income tax benefits have been allocated to the division's 1994 loss.

   In 1997, the net liabilities of discontinued operations have been included in accrued liabilities. In 1996, the net assets of the discontinued operations consist principally of accounts receivable, inventory, goodwill and accounts payable.

NOTE 18.  CONSUMMATION OF THE PLAN OF REORGANIZATION

   From the Consummation Date through January 3, 1998, pursuant to the Reorganization Plan, the Company made cash payments of $9,656, issued $111,851 of new 10-1/2% senior secured notes and issued 11.1 million shares of common stock to creditors in settlement of certain claims in the chapter 11 proceedings.
Salant anticipates that an additional $1,805 in cash and an additional 206 thousand shares of common stock ultimately will have been distributed to creditors upon the final resolution of all remaining claims. Provisions for such distributions had previously been made in the consolidated financial statements.

NOTE 19.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                         FISCAL YEAR ENDED JANUARY 3, 1998

                                                TOTAL      4TH QTR.     3RD QTR.      2ND QTR.     1ST QTR.
                                                -----      --------     --------      --------     --------
Net sales                                    $396,832     $116,360      $110,871      $81,391      $88,210
Gross profit                                   84,474       20,886        27,236       16,567       19,785
Net income/(loss)                             (18,088)      (5,646)        5,212      (14,144)      (3,510)
Basic earnings/(loss) per share (a)            $(1.19)      $(0.37)       $0.34       $(0.94)       $(0.23)

                                         FISCAL YEAR ENDED DECEMBER 28, 1996

                                                TOTAL      4TH QTR.     3RD QTR.      2ND QTR.     1ST QTR.
Net sales                                    $417,711     $115,117      $117,159      $91,889      $93,546
Gross profit                                   94,913       27,048        29,059       17,164       21,642
Net income/(loss)                              (9,323)       6,116         6,335      (18,862)      (2,912)
Basic earnings/(loss) per share (a)            $(0.62)       $0.40        $0.42       $(1.25)       $(0.19)


Reference is made to Notes 3, 4 and 5 concerning fourth quarter adjustments during the years ended January 3, 1998 and December
28, 1996.

(a) Income/(loss) per share of common stock is computed separately for each period. The sum of the amounts of income/(loss) per share reported in each period differs from the total for the year due to the issuance of shares and, when appropriate, the inclusion of common stock equivalents.

                 Attachment I to Proxy Statement/Prospectus

                             SALANT CORPORATION

             ANNUAL MEETING OF STOCKHOLDERS, ___________, 1998

                 THIS PROXY IS BEING SOLICITED ON BEHALF OF
                   THE BOARD OF DIRECTORS OF THE COMPANY

          The undersigned stockholder of Salant Corporation, a Delaware corporation (the "Company"), hereby appoints ____________________ and ___________________, and each of them, proxies and attorneys-in-fact of the undersigned, each with full power of substitution, to attend and act for the undersigned at the Annual Meeting of Stockholders to be held on ______ __, 1998 at _______ _.m., New York City time, at Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004, and at any adjournments or postponements thereof, and in connection therewith to vote and represent all of the shares of the issued and outstanding shares of the common stock, par value $1.00 per share of said corporation, which the undersigned would be entitled to vote. The stockholder votes with respect to the Issuance and the Election of the New Board will not be effective unless and until the Charter Amendment has been filed with the Secretary of State of the State of Delaware and the Exchange Restructuring has been consummated, in which event they will become effective either immediately prior to or contemporaneously with the consummation of the Exchange Restructuring. The proposals for the Charter Amendment, the Issuance and the Election of the New Board are conditioned upon the approval by stockholders of all of these Restructuring Proposals. If any or all of the Restructuring Proposals are not approved at the Annual Meeting, then none of these proposals will become effective. If the Stockholders vote to approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. The Board has reserved the right to abandon the Charter Amendment in the event that any other condition to the Restructuring is not satisfied. However, the Board intends to file the Charter Amendment with the Secretary of State of Delaware if the Exchange Restructuring is consummated. Capitalized terms not otherwise defined herein shall have the meanings given thereto in the Proxy Statement/Prospectus.

          Said proxies and attorneys, and each of them, shall have all the powers which the undersigned would have if voting in person. The undersigned hereby revokes any other proxies to vote at such meeting and hereby ratifies, and confirms all that said proxies and attorneys, and each of them, may lawfully do by virtue hereof. Said proxies and attorneys, without hereby limiting their general authority, are specifically authorized to vote in accordance with their best judgment with respect to all matters incident to the conduct of the Annual Meeting.

              THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE
               APPROVAL OF EACH OF THE FOLLOWING PROPOSALS:

          ITEM 1. PROPOSAL TO ELECT THE FOLLOWING MEMBERS TO THE BOARD OF DIRECTORS OF THE COMPANY (WHICH MEMBERS WILL BE DIVIDED INTO THREE CLASSES) TO SERVE FOR A ___ YEAR TERM.

                               Nominees:
                                   Jerald S. Politzer
                                   Marvin Schiller
                                   [NAMES OF OTHER NOMINEES TO BE PROVIDED]

                               _____ FOR ALL      _____ WITHHOLD FOR ALL

          ITEM 2. PROPOSAL TO APPROVE THE SALANT CORPORATION 1998 STOCK AWARD AND INCENTIVE PLAN.

                             ____FOR       ____AGAINST       ____ABSTAIN

          ITEM 3. PROPOSAL TO APPROVE THE ISSUANCE OF (i) SHARES OF NEW COMMON STOCK TO THE NOTEHOLDERS AND STOCKHOLDERS UPON CONSUMMATION OF THE EXCHANGE RESTRUCTURING, (ii) THE WARRANTS UPON CONSUMMATION OF THE EXCHANGE RESTRUCTURING, AND (III) SHARES OF NEW COMMON STOCK UPON EXERCISE OF THE WARRANTS.

                             ____FOR       ____AGAINST       ____ABSTAIN

          ITEM 4. PROPOSAL TO APPROVE AN AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A TEN-TO-ONE REVERSE STOCK SPLIT OF EACH SHARE OF OLD COMMON STOCK AND AN INCREASE IN THE NUMBER OF SHARES OF NEW COMMON STOCK AUTHORIZED FROM 30,000,000 SHARES TO 45,000,000 SHARES.

                             ____FOR       ____AGAINST       ____ABSTAIN

          ITEM 5. PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP TO SERVE AS THE COMPANY'S INDEPENDENT AUDITORS TO AUDIT ITS FINANCIAL STATEMENTS FOR FISCAL 1998.

                             ____FOR       ____AGAINST       ____ABSTAIN

          ITEM 6. UPON ALL SUCH OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE SUCH ANNUAL MEETING, OR ANY ADJOURNMENTS THEREOF, AS TO WHICH THE UNDERSIGNED HEREBY CONFERS DISCRETIONARY AUTHORITY UPON SAID PROXIES.

          Each of the above-named proxies and attorneys present at the meeting, either in person or by substitute, shall have and exercise all the powers of said proxies and attorneys hereunder. This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" EACH OF THE PROPOSALS AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTER THAT MAY COME BEFORE THE ANNUAL MEETING OF STOCKHOLDERS OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, EXCEPT WITH RESPECT TO BROKER NON-VOTES.

          Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                                   The undersigned acknowledges receipt of
                                   the copy of the Notice of Annual Meeting and Proxy Statement (with all enclosures and attachments) dated ______ ___, 1998, relating to the meeting.

                                   Dated:                            , 1998
                                         ----------------------------

                                   ----------------------------------------
                                                   Signature


                                   ----------------------------------------
                                            Signature (If applicable)



                                   PLEASE VOTE, SIGN, DATE AND PROMPTLY
                                   RETURN THIS CARD.

                Attachment II to Proxy Statement/Prospectus

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
----------------------------

IN RE                             CHAPTER 11 CASE
                                  NO. 98-
SALANT CORPORATION,

          DEBTOR.
                                  TAX ID
1114 AVENUE OF THE AMERICAS       NO.
NEW YORK, NY 10036                   ------------
----------------------------

        BALLOT FOR ACCEPTING OR REJECTING PLAN OF REORGANIZATION OF
         SALANT CORPORATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                     BALLOT FOR VOTING OLD COMMON STOCK
                   (CLASS 6: OLD COMMON STOCK INTERESTS)

If you are a beneficial owner of common stock, par value $1.00 per share (the "Old Common Stock") issued by Salant Corporation ("Salant"), please use this Ballot to cast your vote to accept or reject the Chapter 11 Plan of Reorganization (the "Prepackaged Plan") which is being proposed by Salant. The Prepackaged Plan is Appendix I to the Disclosure Statement, dated ____________, 1998 (the "Disclosure Statement"), which accompanies this Ballot. The Prepackaged Plan can be confirmed by the Bankruptcy Court and thereby made binding upon you if it is accepted by the holders of two-thirds in amount and more than one-half in number of claims in each class that vote on the Prepackaged Plan, and by the holders of two-thirds in amount of equity security interests in each class that vote on the Prepackaged Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code. If the requisite acceptances are not obtained, the
Bankruptcy Court may nonetheless confirm the Prepackaged Plan if it finds that the Prepackaged Plan provides fair and equitable treatment to, and does not discriminate unfairly against, the class or classes voting not to accept the Prepackaged Plan, and otherwise satisfies the requirements of section 1129(b) of the Bankruptcy Code.

All capitalized terms used herein (unless otherwise defined) shall have the meanings set forth in the Disclosure Statement.
-------------------------------------------------------------------------------

                                 IMPORTANT

VOTING DEADLINE:  __:__ P.M. NEW YORK CITY TIME ON _______ __, 1998.

REVIEW THE ACCOMPANYING DISCLOSURE STATEMENT FOR THE PREPACKAGED PLAN.

BALLOTS WILL NOT BE ACCEPTED BY FACSIMILE TRANSMISSION.

DO NOT RETURN ANY SECURITIES WITH THIS BALLOT. This Ballot is not a letter of transmittal and may not be used for any purpose other than to cast votes to accept or reject the Prepackaged Plan.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                HOW TO VOTE

1.  COMPLETE ITEM 1 (if not already filled out by your nominee) AND ITEM 2.

2.  REVIEW THE CERTIFICATIONS CONTAINED IN ITEM 3.

3. SIGN THE BALLOT (unless your Ballot has already been signed or "prevalidated" by your nominee).

4. RETURN THE BALLOT IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE (if the enclosed envelope is addressed to your nominee, make sure your nominee receives your Ballot in time to submit it before the voting deadline).

5. YOU WILL RECEIVE A SEPARATE BALLOT FOR EACH SALANT SECURITY YOU OWN WHICH IS ENTITLED TO BE VOTED UNDER THE PREPACKAGED PLAN.

6. YOU MUST VOTE ALL OLD COMMON STOCK EITHER TO ACCEPT OR TO REJECT THE PREPACKAGED PLAN AND MAY NOT SPLIT YOUR VOTE.
-------------------------------------------------------------------------------

ITEM 1. NUMBER OF SHARES OF OLD COMMON STOCK VOTED. The undersigned certifies that as of ____________, 1998, the undersigned was either the beneficial owner, or the nominee of a beneficial owner, of the following number of shares of Old Common Stock (insert number in the box below). If your shares of Old Common Stock are held by a nominee on your behalf and you do not know the number of shares, please contact your nominee immediately.

         ---------------------------------------------------------

         ---------------------------------------------------------

ITEM 2. VOTE. The beneficial owner of the number of shares of Old Common Stock identified in Item I votes as follows (check one box only--if you do not check a box your vote will not be counted):


      [  ] to ACCEPT the Prepackaged Plan. [  ] to REJECT the Prepackaged Plan.

ITEM 3. AUTHORIZATION. By returning this Ballot, the beneficial owner of the shares of Old Common Stock identified in Item 1 certifies that it
        (a) has full power and authority to vote to accept or reject the Prepackaged Plan with respect to the shares of Old Common Stock listed in Item 1, (b) was the beneficial owner of the shares of Old Common Stock described in Item 1 on ______ __, 1998, and (c) has received a copy of the Disclosure Statement (including the exhibits thereto) and understands that the solicitation of votes for the Prepackaged Plan is subject to all the terms and conditions set forth in the Disclosure Statement.


                             Name:
                                   --------------------------------------------
                                              (Print or Type)
                             Social Security or Federal Tax I.D. No.:
                                                                     ----------
                                                                     (Optional)

                             Signature:
                                        ---------------------------------------
                             By:
                                 ----------------------------------------------
                                             (If Appropriate)

                             Title:
                                    -------------------------------------------
                                             (If Appropriate)
                             Street Address:
                                             ----------------------------------
                             City, State, Zip Code:
                                                    ---------------------------
                             Telephone Number: (   )
                                               --------------------------------
                             Date Completed:
                                             ----------------------------------

No fees, commissions, or other remuneration will be payable to any broker, dealer, or other person for soliciting votes on the Prepackaged Plan. This Ballot shall not constitute or be deemed a proof of claim or equity interest or an assertion of a claim or equity interest.

------------------------------------------------------------------------------
YOUR VOTE MUST BE FORWARDED IN AMPLE TIME FOR YOUR VOTE TO BE RECEIVED BY THE VOTING AGENT, [NAME OF VOTING AGENT], BY __:__ P.M., NEW YORK CITY TIME, ON ________ __, 1998, OR YOUR VOTE WILL NOT BE COUNTED.
------------------------------------------------------------------------------

IF YOU HAVE ANY QUESTIONS REGARDING THIS BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED A BALLOT OR ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT OR OTHER ENCLOSED MATERIALS, PLEASE CALL THE VOTING AGENT, [NAME OF VOTING AGENT], AT (___) ___-____.

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

------------------------------

IN RE                            CHAPTER 11 CASE
                                 NO. 98-
SALANT CORPORATION,

          DEBTOR.
                                 TAX ID
1114 AVENUE OF THE AMERICAS      NO. _____________
NEW YORK, NY 10036
------------------------------


             MASTER BALLOT FOR ACCEPTING OR REJECTING
           PLAN OF REORGANIZATION OF SALANT CORPORATION
              UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

             MASTER BALLOT FOR VOTING OLD COMMON STOCK
               (CLASS 6: OLD COMMON STOCK INTERESTS)

-------------------------------------------------------------------
THE VOTING DEADLINE BY WHICH YOUR MASTER BALLOT MUST BE RECEIVED BY THE VOTING AGENT IS __:__ P.M. NEW YORK CITY TIME ON ____________, 1998 OR THE VOTES REPRESENTED BY YOUR BALLOT WILL NOT BE COUNTED.
-------------------------------------------------------------------

This Master Ballot is to be used by you, as a broker, bank, or other nominee (or as their proxy holder or agent) (each of the foregoing, a "Nominee"), for beneficial owners of common stock, par value $1.00 per share (the "Old Common Stock") issued by Salant Corporation ("Salant"), to transmit the votes of such holders in respect of their shares of Old Common Stock to accept or reject the Chapter 11 Plan of Reorganization of Salant (the "Prepackaged Plan") described in, and attached as Appendix I to, the Disclosure Statement, dated ____________, 1998 (the "Disclosure Statement") provided to you. Before you transmit such votes, please review the Disclosure Statement carefully, including the Voting and Confirmation of the Prepackaged Plan in
Section XXV of the Disclosure Statement. THIS MASTER BALLOT RELATES ONLY TO VOTES CAST ON OLD COMMON STOCK BALLOTS.

The Prepackaged Plan can be confirmed by the Bankruptcy Court and thereby made binding upon you if it is accepted by the holders of two-thirds in amount and more than one-half in number of claims in each class that vote on the Prepackaged Plan, and by the holders of two-thirds in amount of equity security interests in each class that vote on the Prepackaged Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code. If the requisite acceptances are not obtained, the Bankruptcy Court may nonetheless confirm the Prepackaged Plan if it finds that the Prepackaged Plan provides fair and equitable treatment to, and does not discriminate unfairly against, the class or classes voting not to accept the Prepackaged Plan, and otherwise satisfies the requirements of section 1129(b) of the Bankruptcy Code.

All capitalized terms used herein (unless otherwise defined) shall have the meanings set forth in the Disclosure Statement.

PLEASE READ AND FOLLOW THE ATTACHED INSTRUCTIONS CAREFULLY. COMPLETE, SIGN, AND DATE THIS MASTER BALLOT, AND RETURN IT SO THAT IT IS RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE OF __:__ P.M., NEW YORK CITY TIME, ON ____________, 1998. IF THIS MASTER BALLOT IS NOT COMPLETED, SIGNED, AND TIMELY RECEIVED, THE VOTES TRANSMITTED BY THIS MASTER BALLOT WILL NOT BE COUNTED.


 ITEM 1. CERTIFICATION OF AUTHORITY TO VOTE. The undersigned certifies that as of the [_____, 1998] record date, the undersigned (please check the applicable box):

[ ] Is a broker, bank, or other nominee, for the beneficial owners of the aggregate number of shares of Old Common
           Stock listed in Item 2 below, and is the registered holder of such securities, or

[ ] Is acting under a power of attorney and/or agency (a copy of which will be provided upon request) granted by a broker, bank, or other nominee that is the registered holder of the aggregate number of shares of Old Common Stock listed in Item 2 below, or

[ ] Has been granted a proxy (an original of which is attached hereto) from a broker, bank, or other nominee that is the registered holder of the aggregate number of shares of Old Common Stock listed in Item 2 below.

and accordingly, has full power and authority to vote to accept or reject the Prepackaged Plan on behalf of the beneficial owners of the shares of Old Common Stock described in Item 2 below.

 ITEM 2. CLASS 6 (OLD COMMON STOCK INTERESTS) VOTE. The undersigned transmits the following votes of beneficial owners in respect of their shares of Old Common Stock, and certifies that the following beneficial owners of Old Common Stock, as identified by their respective customer account numbers set forth below, are beneficial owners of such securities as of the [_____, 1998] record date and have delivered to the undersigned, as Nominee, Ballots casting such votes (Indicate in the appropriate column the aggregate number of shares of Old Common Stock principal amount voted for each account, or attach such information to this Master Ballot in the form of the following table. Please note: Each beneficial owner must vote all his, her, or its Class 6 Old Common Stock interests either to accept or reject the Prepackaged Plan, and may not split such vote.)


        ----------------------------------------------------------------
           YOUR CUSTOMER      NUMBER OF SHARES        NUMBER OF SHARES
         ACCOUNT NUMBER FOR    OF OLD COMMON           OF OLD COMMON
          EACH BENEFICIAL     STOCK VOTED TO          STOCK VOTED TO
           OWNER OF OLD         ACCEPT THE               REJECT THE
           COMMON STOCK       PREPACKAGED PLAN        PREPACKAGED PLAN
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        1.                                      OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        2.                                      OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        3.                                      OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        4.                                      OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        5.                                      OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        6.                                      OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        7.                                      OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        8.                                      OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        9.                                      OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        10.                                     OR
        ----------------------------------------------------------------
        ----------------------------------------------------------------
           TOTALS:                              OR
        ----------------------------------------------------------------


 ITEM 3. CERTIFICATION. By signing this Master Ballot, the undersigned certifies that each beneficial owner of Old Common Stock listed in Item 2, above, has been provided with a copy of the Disclosure Statement, including the exhibits thereto, and acknowledges that the solicitation of votes is subject to all the terms and conditions set forth in the Disclosure Statement.


                                  Name of Broker, Bank, or Other
                                  Nominee:


                                  ---------------------------------
                                           (Print or Type)

                                  Name of Proxy Holder or Agent
                                  for Broker, Bank, or Other
                                  Nominee (if applicable):


                                  ---------------------------------
                                           (Print or Type)

                                  Social Security or Federal Tax
                                  I.D. No.:


                                  ---------------------------------
                                           (If Applicable)

                                  Signature:_______________________

                                  By:______________________________
                                           (If Appropriate)

                                  Title:___________________________
                                           (If Appropriate)

                                  Street Address:__________________

                                  City, State, Zip Code:___________

                                  Telephone Number: (       )
                                                    ---------------

                                  Date Completed:__________________


--------------------------------------------------------------------
THIS MASTER BALLOT MUST BE RECEIVED BY THE VOTING  AGENT,  [NAME OF
VOTING   AGENT],   BEFORE  __:__  P.M.,  NEW  YORK  CITY  TIME,  ON
____________,  1998,  OR THE VOTES  TRANSMITTED  HEREBY WILL NOT BE
COUNTED.

PLEASE NOTE: THE VOTING AGENT WILL NOT ACCEPT BALLOTS OR MASTER BALLOTS BY FACSIMILE TRANSMISSION
--------------------------------------------------------------------

--------------------------------------------------------------------
IF YOU HAVE ANY QUESTIONS REGARDING THIS MASTER BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED ADDITIONAL COPIES OF THE MASTER BALLOT, BALLOTS, DISCLOSURE STATEMENT, OR OTHER RELATED MATERIALS, PLEASE CALL THE VOTING AGENT, [NAME OF VOTING AGENT], AT (___)
 ___-____.
--------------------------------------------------------------------


           INSTRUCTIONS FOR COMPLETING THE MASTER BALLOT

VOTING DEADLINE/VOTING AGENT:

      The Voting Deadline is __:__ p.m., New York City Time, on ____________, 1998, unless extended by Salant. To have the vote of your customers count, you must complete, sign, and return this Master Ballot so that it is received by the Voting Agent: [Name of Voting Agent / Address of Voting Agent ((___) ___-____)], before the Voting Deadline.

HOW TO VOTE:

      IF YOU ARE BOTH THE REGISTERED OWNER AND BENEFICIAL OWNER OF ANY SHARES OF OLD COMMON STOCK AND YOU WISH TO VOTE SUCH SHARES OF OLD COMMON STOCK: You may complete, execute, and return to the Voting Agent either an Old Common Stock Ballot or an Old Common Stock Master Ballot.

      IF YOU ARE TRANSMITTING THE VOTES OF ANY BENEFICIAL OWNERS OF OLD COMMON STOCK OTHER THAN YOURSELF, YOU MAY EITHER:

      1. Complete and execute the Old Common Stock Ballot (other than Item 2) and deliver to the beneficial owner such "prevalidated" Old Common Stock Ballot, along with the Disclosure Statement and other materials requested to be forwarded. The beneficial owner should complete Item 2 of that Ballot and to return the completed Ballot to the Voting Agent so as to be received before the Voting Deadline;

                                OR

      2.   For   any  Old   Common   Stock   Ballots   you  do  not
           "prevalidate":

           Deliver the Old Common Stock Ballot to the beneficial owner, along with the Disclosure Statement and other materials requested to be forwarded, and take the necessary actions to enable such beneficial owner to
           (i) complete and execute such Ballot voting to accept or reject the Prepackaged Plan, and (ii) return the complete, executed Ballot to you in sufficient time to enable you to complete the Master Ballot and deliver it to the Voting Agent before the Voting Deadline; and

           With respect to all Old Common Stock Ballots returned to you, you must properly complete the Master Ballot, as follows:

           a.   Check the appropriate box in Item 1 on the Master
                Ballot;

           b. Indicate the votes to accept or reject the Prepackaged Plan in Item 2 of this Master Ballot, as transmitted to you by the beneficial owners of Old Common Stock. To identify such beneficial owners without disclosing their names, please use the customer account number assigned by you to each such beneficial owner, or if no such customer account number exists, please assign a number to each account (making sure to retain a separate list of each beneficial owner and the assigned number). IMPORTANT: BENEFICIAL OWNERS MAY NOT SPLIT THEIR VOTES. EACH BENEFICIAL OWNER MUST VOTE ALL HIS, HER, OR ITS SHARES OF OLD COMMON STOCK EITHER TO ACCEPT OR REJECT THE PREPACKAGED PLAN. IF ANY BENEFICIAL OWNER HAS ATTEMPTED TO SPLIT SUCH VOTE, PLEASE CONTACT THE VOTING AGENT IMMEDIATELY. Any Ballot or Master Ballot which is validly executed but which does not indicate acceptance or rejection of the Prepackaged Plan by the indicated beneficial owner will not be counted as to such beneficial owner;

           c.   Review  the  certification  in Item 3 of the Master
                Ballot;

           d. Sign and date the Master Ballot, and provide the remaining information requested:

           e. If additional space is required to respond to any item on the Master Ballot, please use additional sheets of paper clearly marked to indicate the applicable Item of the Master Ballot to which you are responding;

           f. Contact the Voting Agent to arrange for delivery of the completed Master Ballot to its offices; and

           g. Deliver the completed, executed Master Ballot so as to be received by the Voting Agent before the Voting Deadline. For each completed, executed Old Common Stock Ballot returned to you by a beneficial owner, either forward such Ballot (along with your Master Ballot) to the Voting Agent or retain such Old Common Stock Ballot in your files for one year from the Voting Deadline.

PLEASE NOTE:

      THIS MASTER BALLOT IS NOT A LETTER OF TRANSMITTAL AND MAY NOT BE USED FOR ANY PURPOSE OTHER THAN TO CAST VOTES TO ACCEPT OR REJECT THE PREPACKAGED PLAN. Holders should not surrender, at this time, certificates representing their securities. Neither Salant nor the Voting Agent will accept delivery of any such certificates surrendered together with this Master Ballot. Surrender of securities for exchange pursuant to the Prepackaged Plan may only be made by you, and will only be accepted pursuant to a letter of transmittal which will be furnished to you by Salant following confirmation of the Prepackaged Plan by the United States Bankruptcy Court.

      No Ballot or Master Ballot shall constitute or be deemed a proof of claim or equity interest or an assertion of a claim or equity interest.

      No fees or commissions or other remuneration will be payable to any broker, dealer, or other person for soliciting votes on the Prepackaged Plan. We will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the Ballots and other enclosed materials to the beneficial owners of Old Common Stock held by you as a nominee or in a fiduciary capacity. We will also pay all transfer taxes, if any, applicable to the transfer and exchange of your securities pursuant to and following confirmation of the Prepackaged Plan.


-------------------------------------------------------------------
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF SALANT OR THE VOTING AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PREPACKAGED PLAN, EXCEPT FOR THE STATEMENTS CONTAINED IN THE ENCLOSED DOCUMENTS.
-------------------------------------------------------------------

--------------------------------------------------------------------
IF YOU HAVE ANY QUESTIONS REGARDING THIS MASTER BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED ADDITIONAL COPIES OF THE MASTER BALLOT, BALLOTS, DISCLOSURE STATEMENT, OR OTHER RELATED MATERIALS, PLEASE CALL THE VOTING AGENT, [NAME OF VOTING AGENT], AT (___)
___-____.
--------------------------------------------------------------------

                   Annex I to Proxy Statement/Prospectus

                       [Ernst & Young LLP Letterhead]

April 21, 1998

Board of Directors
Salant Corporation
1114 Avenue of the Americas
New York, New York  10036

Ladies and Gentlemen:

We understand that Salant Corporation (the "Company" or "Salant") intends to adopt a restructuring plan (the "Restructuring Plan" or the "Plan") under which owners (the "Note Holders") of the Company's 10 1/2% Senior Secured Notes due December 31, 1998 (the "Notes") will exchange the Notes for newly issued shares of the company's common stock representing 92.5% of the Company's outstanding equity following consummation of the Restructuring Plan (the "Restructured Equity"). Holders of the Company's outstanding equity prior to consummation of the Restructuring Plan ("Existing Equity Holders") will receive seven-year warrants (the "Warrants") to purchase up to an additional 10% of the Restructured Equity on a fully diluted basis in addition to retaining their existing equity ("Existing Equity") which will represent 7.5% of the Restructured Equity. We also understand that Apollo Apparel Partners, L.P., the beneficial owner of 5,924,352 shares of Existing Equity, Magten Asset Management Corp., the beneficial owner, or the investment manager on behalf of the beneficial owners of not less than $70 million in aggregate principal face amount of the Notes and Salant have entered into an agreement in principle (the "Agreement") as of March 2, 1998 to support the Restructuring Plan.

You have requested that Ernst & Young LLP ("E&Y") render an opinion ("Opinion") to the Board of directors of Salant as to the fairness of the consideration to be received by public holders of Existing Equity pursuant to the Restructuring Plan as set forth in the draft copy of the Company's Registration Statement on Form S-4, dated April 17, 1998, from a financial point of view, to the public holders of Existing Equity.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. Reviewed the Restructuring Plan, as set forth in the Letter Agreement included in Salant's Form 8-K filing dated March 2, 1998, Salant's Annual Report, Form 10-K and related audited financial information for the fiscal year ended January 3, 1998 and Salant's Forms 10-Q and the related un-audited financial information for the quarterly periods ending September 27, 1997 and June 28, 1997, un-audited financial information for the two month period ending March 7, 1998 and a draft copy of Salant's Registration Statement on Form S-4, dated April 17, 1998 to be filed in conjunction with the Restructuring Plan;

2. Reviewed and discussed with Salant management certain information furnished to us, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Salant;

3. Conducted discussions with members of senior management of Salant concerning their respective businesses and prospects, before and after giving effect to the Restructuring Plan;

4.    Reviewed the  historical  market prices and valuation  multiples for the
      Salant  common  stock  and   considered  the   reasonableness   of  this
      information as it related to fair market valuation of Existing Equity;

5. Applied commonly-accepted valuation procedures in determining the fair market value of Salant's total invested capital ("TIC") on a going concern basis;

6. Reviewed the potential pro forma impact of the three-year operating plan; and

7. Reviewed such other financial studies and analyses and took into account such other matters as E&Y deemed necessary, including its assessment of general economic, market and monetary conditions.

We have not considered, and the Opinion does not address, the underlying business decision to effect the Restructuring Plan. Furthermore, although E&Y has provided services to Salant in connection with the Restructuring Plan including valuation analysis of the terms of the Restructuring Plan, we have not determined the terms of the Restructuring Plan. No fees received by E&Y in connection with the Restructuring Plan are contingent upon its ultimate consummation. E&Y has provided services to other participants in the Restructuring Plan in matters not relating to the Restructuring Plan.

We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Salant. We have not undertaken a review or analysis of possible alternatives to the Restructuring Plan.

We have relied upon and assumed, without independent verification, that any financial forecasts and projections prepared by the Company have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of Salant. We have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and do not assume any responsibility with respect thereto. We have not made any physical inspection of the assets of Salant. We have relied upon and assumed that the final form of the Restructuring Plan will be in the form of the Restructuring Plan as set forth in the draft copy of the Company's Registration Statement on Form S-4, dated April 17, 1998 and that the Restructuring Plan will be consummated in accordance with the terms set forth therein. We have also relied upon and assumed that in the course of obtaining the necessary regulatory or other consents or approvals for the Restructuring Plan, no restrictions including any divestiture requirements or amendments or modifications will be imposed that will have a materially adverse effect on the contemplated benefits of the Restructuring Plan to holders of Existing Equity.

Our Opinion is necessarily based on business, economic, market and other conditions as they exist as of the date hereof and can be evaluated by us at the date of this letter. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion.

This Opinion is provided to the Board of Directors of Salant in connection with its evaluation of the Restructuring Plan, and may not be disclosed, referred to, or communicated, in whole or in part, to any third party for any purpose whatsoever except with the prior written consent in each instance of E&Y. The above notwithstanding, we understand that the Company intends to include this document and supporting text with a filing of a Registration Statement on Form S-4 that it intends to submit to the SEC within two weeks of this Opinion. The inclusion of the Opinion and supporting text will only be permissible after E&Y's review and approval of the public filing.

On the basis of, and subject to the foregoing, as of the date hereof, we are of the opinion that the consideration to be received by public holders of Existing Equity pursuant to the Restructuring Plan as set forth in the draft copy of the Company's Registration Statement on Form S-4, dated April 17, 1998 is fair from a financial point of view to the public holders of Existing Equity.



                                                      Very truly yours,

                                                      /s/ Ernst & Young LLP

                                        Annex II to Proxy Statement/Prospectus


                          SALANT CORPORATION


                   ---------------------------------

                           as Warrant Agent




                   ---------------------------------

         Warrants to Purchase 2,216,979 Shares of Common Stock



                   ---------------------------------



                           WARRANT AGREEMENT


                     Dated as of ________ __, 1998


                           TABLE OF CONTENTS


                                                                           Page

1. DEFINITIONS...............................................................1

2. APPOINTMENT OF WARRANT AGENT..............................................3
      2.1. Appointment.......................................................3

3. REGISTRATION, FORM AND EXECUTION OF WARRANTS..............................4
      3.1. Registration......................................................4
      3.2. Form of the Warrant...............................................4
      3.3. Countersignature of the Warrants..................................4

4. EXERCISE OF WARRANTS......................................................5
      4.1. Manner of Exercise................................................5
      4.2. Payment of Taxes..................................................6
      4.3. Fractional Shares.................................................6

5. TRANSFER, DIVISION AND COMBINATION........................................6
      5.1. Transfer..........................................................6
      5.2. Division and Combination..........................................7
      5.3. Maintenance of Books..............................................7

6. ADJUSTMENTS...............................................................7
      6.1. Adjustment for Change in Capital Stock............................7
      6.2. Adjustment for Rights Issue.......................................8
      6.3. Adjustment for Other Distributions................................9
      6.4. Adjustment for New Common Stock Issue............................10
      6.5. Adjustment for Convertible Securities Issue......................11
      6.6. Market Price.....................................................13
      6.7. Consideration Received...........................................14
      6.8. When Adjustment May Be Deferred..................................14
      6.9. When No Adjustment Required......................................15
      6.10. Notice of Adjustment............................................15
      6.11. Voluntary Reduction.............................................15
      6.12. Notice of Certain Transactions..................................15
      6.13. Preservation of Purchase Rights Upon
            Reclassification, Consolidation, etc............................15
      6.14. Adjustment to the Number of Shares Purchasable Upon
            Exercise of Warrants; Exercise Price Not Less than
            Par Value.......................................................16
      6.15. Other Dilutive Events...........................................16
      6.16. Company Determination Final.....................................17
      6.17. Form of Warrants................................................17

7. NOTICES TO HOLDERS.......................................................17
      7.1. Notice of Adjustments............................................17
      7.2. Notice of Corporate Action.......................................17

8. COVENANTS................................................................18

9. RESERVATION AND AUTHORIZATION OF NEW COMMON STOCK:
      REGISTRATION WITH OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY...........18

10. STOCK AND WARRANT TRANSFER BOOKS........................................19

11. LOSS OR MUTILATION......................................................19

12. OFFICE OF COMPANY.......................................................19

13. WARRANT AGENT...........................................................19
      13.1. Merger or Consolidation or Change of Name of Warrant
            Agent...........................................................19
      13.2. Certain Terms and Conditions Concerning the Warrant
            Agent...........................................................20
      13.3. Change of Warrant Agent.........................................22
      13.4. Disposition of Proceeds on Exercise of Warrants,
            Inspection of Warrant Agreement.................................23

14. MISCELLANEOUS...........................................................23
      14.1. Notice Generally................................................24
      14.2. Successors and Assigns..........................................24
      14.3. Amendment.......................................................25
      14.4. Severability....................................................25
      14.5. Headings........................................................25
      14.6. Governing Law...................................................25
      14.7. Counterparts....................................................25

EXHIBITS

Exhibit A - Form of Warrant Certificate
Exhibit B - Warrant Agent Fees


          THIS WARRANT AGREEMENT (this "Warrant Agreement"), dated as of ________ __, 1998, is made by and between Salant Corporation, a Delaware corporation (the "Company"), and _______________, a _______________
corporation, as warrant agent (the "Warrant Agent").

                            W I T N E S S E T H:

          WHEREAS, the Company will issue to holders of its issued and outstanding common stock, par value $1.00 per share, of the Company (the "Old Common Stock"), warrants, as hereinafter described (the "Warrants"), to purchase up to an aggregate of 2,216,979 shares of its common stock (the "New Common Stock") to be issued and outstanding immediately after giving effect to the Restructuring (as defined below); and

          WHEREAS, the purpose of this Warrant Agreement is to set forth the terms and conditions which shall govern the issuance of all of the Warrants, the purchase of New Common Stock of the Company upon the exercise thereof, the adjustments in the terms and price of such Warrants pursuant to the anti-dilution provisions hereof and such other terms and conditions as hereinafter set forth;

          WHEREAS, the Company has requested the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act, in connection with the issuance, division, transfer, exchange and exercise of the Warrants;

          NOW, THEREFORE, in consideration of the foregoing and for the purpose of defining the terms and provisions of the Warrants and the respective rights and obligations thereunder and hereunder of the Company, the Warrant Agent, and the Holders (as defined below), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and affirmed, the Company and the Warrant Agent hereby agree as follows:

1.    DEFINITIONS.
      -----------

          As used in this Warrant Agreement, the following terms have the respective meanings set forth below:

          "Additional Shares of New Common Stock" shall mean all shares of New Common Stock issued by the Company after the Restructuring Date, other than Warrant Shares.

          "Affiliate" shall mean any Person that is an Affiliate (as defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934).

          "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of New York.

          "Company" shall have the meaning assigned to such term in the first paragraph of this Warrant Agreement.

          "Exercise Price" shall mean, in respect of a share of New Common Stock at any date herein specified, $6.2648 per share of Common Stock, subject to adjustment in accordance with Section 6.1.

          "Expiration Date" shall mean __________ __, 2005 [the date which is the 7-year anniversary date of the Restructuring Date].

          "GAAP" shall mean generally accepted accounting principles in the United States of America as from time to time in effect.

          "Holder" shall mean the Person in whose name a Warrant is registered in the warrant register of the Company maintained by or on behalf of the Company for such purpose.

          "Majority Holders" shall mean the Holders of Warrants exercisable for in excess of 50% of the aggregate number of shares of New Common Stock then purchasable upon exercise of all Warrants.

          "NASD" shall mean the National Association of Securities Dealers, Inc., or any successor corporation thereto.

          "New Common Stock" shall mean shares of common stock, par value $1.00 per share, of the Company to be issued pursuant to the Restructuring, and any capital stock into which such New Common Stock may thereafter be changed, and shall also include shares of common stock of any successor or acquiring corporation received by or distributed to the holders of New Common Stock of the Company in the circumstances contemplated by Section 6.2.

          "Other Property" shall have the meaning set forth in Section 6.2.

          "Outstanding" shall mean, when used with reference to the New Common Stock, at any date as of which the number of shares thereof is to be determined, all issued shares of New Common Stock, except shares then owned or held by or for the account of the Company or any subsidiary thereof, and shall include all shares issuable in respect of outstanding scrip or any certificates representing fractional interests in shares of New Common Stock.

          "Person" shall mean any individual, sole proprietorship, partnership, joint venture, trust, incorporated organization, association, corporation, limited liability company, limited liability partnership, institution, public benefit corporation, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

          "Registration Statement" shall mean the Company's registration statement on Form S-4, dated as of _______, 1998 and filed with the Securities and Exchange Commission.

          "Restructuring" shall mean the financial restructuring of the Company pursuant to either the Exchange Restructuring or the Prepackaged Restructuring (as each such term is defined in the Registration Statement).

          "Restructuring Date" shall mean the date of consummation of the Restructuring.

          "Warrant Agent" shall have the meaning assigned to such term in the first paragraph of this Warrant Agreement and shall include any successor Warrant Agent hereunder.

          "Warrant Agent's Principal Office" shall mean the principal office of the Warrant Agent in [ ] (or such other office of the Warrant Agent or any successor thereto hereunder acceptable to the Company as set forth in a written notice provided to the Company and the Holders).

          "Warrant Agreement" shall have the meaning assigned to such term in the first paragraph of this Warrant Agreement.

          "Warrant Price" shall mean an amount equal to (1) the number of shares of New Common Stock being purchased upon exercise of a Warrant pursuant to Section 4.1, MULTIPLIED by (2) the Exercise Price as of the date of such exercise.

          "Warrant Shares" shall mean the shares of New Common Stock purchased by the Holders of the Warrants upon the exercise thereof.

          "Warrants" shall have the meaning assigned to such term in the recitals to this Warrant Agreement, and shall include all warrants issued upon transfer, division or combination of, or in substitution for, any thereof. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of New Common Stock for which they may be exercised.

2.    APPOINTMENT OF WARRANT AGENT.
      ----------------------------

          2.1. Appointment. The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the instructions set forth in this Warrant Agreement, and the Warrant Agent hereby accepts such appointment.

3.    REGISTRATION, FORM AND EXECUTION OF WARRANTS.
      --------------------------------------------

          3.1. Registration. All Warrants shall be numbered and shall be registered in a warrant register maintained at the Warrant Agent's Principal Office by the Warrant Agent as they are issued. The Company and the Warrant Agent shall be entitled to treat a Holder as the owner in fact for all purposes whatsoever of each Warrant registered in such Holder's name.

          3.2. Form of the Warrant. The text of each Warrant and of the Election to Purchase Form and Assignment Form shall be substantially as set forth in Exhibit A attached hereto. Each Warrant shall be executed on behalf of the Company by its President or one of its Vice Presidents, under its corporate seal reproduced thereon or facsimile thereof attested by its Secretary or an Assistant Secretary. The signature of any of such officers on the Warrants may be manual or facsimile.

          Warrants bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any one of them shall have ceased to hold such offices prior to the delivery of such Warrants or did not hold such offices on the date of this Warrant
Agreement.

          The Warrants shall be dated as of the date of countersignature thereof by the Warrant Agent either upon initial issuance or upon division, exchange, substitution or transfer.

          3.3. Countersignature of the Warrants. Each Warrant shall be manually countersigned by the Warrant Agent (or any successor to the Warrant Agent then acting as warrant agent under this Warrant Agreement) and shall not be valid for any purpose unless so countersigned. The Warrants may be countersigned, however, by the Warrant Agent (or by its successor as warrant agent hereunder) and may be delivered by the Warrant Agent, notwithstanding that the persons whose manual signatures appear thereon as proper officers of the Company shall have ceased to be such officers at the time of such countersignature, issuance or delivery. The Warrant Agent shall, upon written instructions of the President, a Vice President, the Secretary, or an Assistant Secretary of the Company, countersign, issue and deliver the Warrants entitling the Holders thereof to purchase not more than 2,216,979 shares of New Common Stock (subject to adjustment as set forth herein) and shall countersign and deliver such Warrants as otherwise provided in this Warrant Agreement.

4.    EXERCISE OF WARRANTS.
      --------------------

          4.1. Manner of Exercise. From and after the Effective Date and until 5:00 p.m., New York City time, on the Expiration Date, a Holder may exercise any of its Warrants, on any Business Day, for all or any part of the number of shares of New Common Stock purchasable thereunder.

          In order to exercise a Warrant, in whole or in part, a Holder shall deliver to the Company at the Warrant Agent's Principal Office, (1) a written notice of such Holder's election to exercise such Warrant, which notice shall include the number of shares of New Common Stock to be purchased, (2) payment of the Warrant Price for the account of the Company and (3) such Warrant. Such notice shall be substantially in the form of the Election to Purchase Form set forth on the reverse side of the form of Warrant Certificate attached as Exhibit A hereto, duly executed by such Holder or its agent or attorney. Upon receipt thereof, the Warrant Agent shall, as promptly as practicable, and in any event within five Business Days thereafter, deliver or cause to be delivered to such Holder an executed certificate or certificates representing the aggregate number of full shares of New Common Stock issuable upon such exercise. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as such Holder shall request in the notice and shall be registered in the name of such Holder or, subject to
Section 11 hereof, such other name as shall be designated in such notice. Each Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and such Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date such notice, together with the check or checks for payment of the Warrant Price and such Warrant, is received by the Warrant Agent as described above and all taxes required to be paid by such Holder, if any, pursuant to
Section 4.2 prior to the issuance of such shares have been paid. If any Warrant shall have been exercised in part, the Warrant Agent shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of such Holder to purchase the unpurchased shares of New Common Stock called for by such Warrant, which new Warrant shall in all other respects be identical with the Warrant exercised in part, or, at the request of such Holder, appropriate notation may be made on such exercised Warrant and the same returned to such Holder. Notwithstanding any provision herein to the contrary, the Warrant Agent shall not be required to register shares in the name of any Person who acquired a Warrant (or part thereof) or any Warrant Shares otherwise than in accordance with such Warrant and this Warrant Agreement.

          Payment of the Warrant Price shall be made at the option of the Holder by certified or official bank check or wire transfer or any combination thereof, duly executed by such Holder or by such Holder's attorney duly authorized in writing.

          4.2. Payment of Taxes. All shares of New Common Stock issuable upon the exercise of any Warrant pursuant to the terms hereof shall be validly issued, fully paid and nonassessable and without any preemptive rights. The Company shall pay any documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided that the Company shall not be required to pay any tax or taxes that may be payable in respect of any transfer involved in the issuance of any Warrant certificates or any certificates for Warrant Shares in a name other than that of the registered holder of a Warrant certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or is not due.

          4.3. Fractional Shares. The Company shall not be required to issue a fractional share of New Common Stock upon exercise of any Warrant. Whenever any distribution of warrants exercisable into fractional shares of New Common Stock would otherwise be called for, the actual distribution thereof will reflect a rounding up or down to the nearest share of Common Stock, PROVIDED THAT, whenever any distribution of a Warrant that is exercisable into exactly one-half of a share of New Common Stock would otherwise be called for, the actual distribution will reflect a rounding up to the nearest share of New Common Stock.

5.    TRANSFER, DIVISION AND COMBINATION.
      ----------------------------------

          5.1. Transfer. Transfer of any Warrant and all rights hereunder, in whole or in part, shall be registered in the warrant register of the Company to be maintained for such purpose at the Warrant Agent's Principal Office, upon surrender of such Warrant at the Warrant Agent's Principal Office, together with a written assignment of such Warrant substantially in the form set forth on the reverse side of the form of Warrant Certificate attached as Exhibit A hereto duly executed by the Holder or its agent or attorney and payment of all funds sufficient to pay any taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, and subject to Section 9 hereof, the Company shall execute and the Warrant Agent shall countersign and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of such Warrant not so assigned, and the surrendered Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new Holder for the purchase of shares of New Common Stock without having a new warrant issued.

          5.2. Division and Combination. Any Warrant may be divided or combined with other Warrants upon presentation thereof at the Warrant Agent's Principal Office, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 5.1, as to any transfer which may be involved in such division or combination, the Company shall execute and the Warrant Agent shall countersign and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

          5.3. Maintenance of Books. The Warrant Agent agrees to maintain, at the Warrant Agent's Principal Office, the warrant register for the registration of Warrants and the registration of transfer of the Warrants.

6.    ADJUSTMENTS.
      -----------

          The Exercise Price and the number of Warrant Shares issuable upon the exercise of each Warrant, are subject to adjustment from time to time upon occurrence of the events enumerated this Section 6.

      6.1.  Adjustment for Change in Capital Stock.
            --------------------------------------
              If the Company:

              (a) pays a dividend or makes a distribution on its New Common
                  Stock in shares of its New Common Stock;

              (b) subdivides its outstanding shares of New Common Stock into a greater number of shares;

              (c) combines its outstanding shares of New Common Stock into a smaller number of shares;

              (d) makes a distribution on New Common Stock in shares of its capital stock other than the New Common Stock; or

              (e) issues by reclassification of New Common Stock any shares of its capital stock;

then the exercise right and the Exercise Price in effect immediately prior to such action shall be adjusted so that the holder of Warrants may receive upon exercise of the Warrants the number of shares of capital stock of the Company which it would have owned immediately following such action if it had exercised the Warrants immediately prior to such action. The adjustment shall become effective immediately after the record date in the case of a distribution and immediately after the effective date in the case of a combination or reclassification.

          If, after an adjustment, the holder of Warrants may receive shares of two or more classes of capital stock of the Company, the Company and the holders of a majority of the Warrants shall mutually agree upon the allocation of the adjusted exercise price between the classes of capital stock. After such allocation, the exercise privilege and the Exercise Price of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to New Common Stock in this Section 6.

          6.2. Adjustment for Rights Issue. If the Company distributes any rights, options or warrants to all holders of New Common Stock entitling them for a period expiring within 60 days after the record date mentioned below to purchase shares of New Common Stock at a price per share less than the current market price per share on that record date, the Exercise Price shall be adjusted in accordance with the formula:


                                 ( N x P )
                                  -------
                            O  +     M
                           -------------------
             W'  =   W  x        O + N
where
      W'    =     the adjusted Exercise Price.
      W     =     the then current Exercise Price.
      O     =     the number of shares of New Common Stock outstanding on the record date.
      N     =     the number of additional shares of New Common Stock offered or issuable on the exercise of the rights, options or
                  warrants.
      P     =     the offering price per share of the additional shares
                  subject to the rights or warrants.
      M     =     the current market price per share of New Common Stock on
                  the record date.

          The adjustment shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive the rights, options or warrants.

          If at the end of the period during which such warrants or rights are exercisable, which such period shall not exceed 60 days, not all warrants or rights shall have been exercised, the Exercise Price shall be immediately readjusted to what it would have been if "N" in the above formula had been the number of shares actually issued.

            This Section 6.2 does not apply to:

            (a) the Warrants issued by the Company pursuant to the Restructuring, or

            (b) options issued pursuant to the Company's Stock Award and Incentive Plan or any similar plan.

          6.3. Adjustment for Other Distributions. If the Company distributes to all holders of New Common Stock any of its assets (other than any cash dividends periodically paid to holders of New Common Stock from profits or retained earnings of the Company, but only to the extent such distributions are (i) on a per share basis, not in excess of [__]% of the per share market price of the New Common Stock on the date such distributions are made and (ii) made pursuant to a policy of quarterly cash dividends adopted by the Company and publicly announced) or debt securities or any rights or warrants to purchase assets, debt securities or other securities of the Company, the Exercise Price shall be adjusted in accordance with the formula:

                                       M - F
                                       -----
                              W' = W x     M
where:
      W'    =     the adjusted Exercise Price.
      W     =     the then current Exercise Price.
      M     =     the current market price per share of New Common Stock on
                  the record date mentioned below.
      F     =     the aggregate fair market value (as determined by an
                  Appraiser chosen in accordance with Section 6.6), on the record date, of the assets (including cash), securities, rights or warrants so distributed divided by the number of outstanding shares of New Common Stock on the record date;

provided, that, in the event that the value of F exceeds the value of M, or in the event that the value of M exceeds the value of F by less than 10%, in lieu of the foregoing adjustment, adequate provision shall be made so that the holders of the Warrants shall receive, upon exercise of the Warrants and payment of the exercise price therefor, a PRO RATA share of the aggregate distribution based upon the maximum number of shares of New Common Stock at the time issuable to such holders (determined without regard to whether the Warrants are exercisable at such time).

          The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution.

          If at the end of the period during which any such warrants or rights are exercisable, which such period shall not exceed 90 days, not all of such warrants or rights shall have been exercised, the Exercise Price shall be immediately readjusted to what it would have been if "F" in the above formula had not included the fair market value on the record date of the expired warrants or rights, but were still divided by the same number of outstanding shares of New Common Stock.

          This Section 6.3 does not apply to distributions of rights, options or warrants referred to in Section 6.2.

          6.4. Adjustment for New Common Stock Issue. If the Company issues shares of New Common Stock for consideration per share less than the current market price per share on the date the Company fixes the offering price of such additional shares, the Exercise Price shall be adjusted in accordance with the formula:

                                                P
                                                -
                                            O + M
                                            -----
                              W' = W     x      A
where:
      W'    =     the adjusted Exercise Price.
      W     =     the then current Exercise Price.
      O     =     the number of shares outstanding immediately prior to the
                  issuance of such additional shares.
      P     =     the aggregate consideration received for the issuance of
                  such additional shares.
      M     =     the current market price per share on the date of issuance of such additional shares.
      A     =     the number of shares outstanding immediately after the
                  issuance of such additional shares.

          The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

            This Section 6.4 does not apply to:

              (a) any of the transactions or distributions described in
                  Sections 6.2, 6.3 or 6.5,

              (b) the exercise of the Warrants issued by the Company pursuant to the Restructuring,

              (c) the conversion or exchange of securities convertible or exchangeable for New Common Stock and the exercise of rights or warrants issued to the holders of New Common Stock, in each case only if the issuance of such securities, rights or warrants were subject to or expressly exempted from the provisions of this Section 6,

            (d) New Common Stock issued to directors, consultants, officers or employees of the Company and its subsidiaries pursuant to the Company's Stock Award and Incentive Plan or any similar plans,

            (e) issuances of New Common Stock pursuant to a BONA FIDE public offering pursuant to a firm commitment underwriting, or

            (f) a transaction (including, without limitation, a stock-for-stock merger) involving an arms-length purchase (whether for cash or other consideration) of shares of New Common Stock by a BONA FIDE third-party purchaser that is not an Affiliate of the Company.

          6.5. Adjustment for Convertible Securities Issue. If the Company issues any securities convertible into or exchangeable or exercisable for New Common Stock (other than the securities issued in transactions described in Sections 6.2 and 6.3) for consideration per share of New Common Stock initially deliverable upon conversion, exchange or exercise of such securities less than the current market price per share on the date of issuance of such securities, the Exercise Price shall be adjusted in accordance with the formula:

                                           P
                                           -
                                       O + M
                                       -----
                              W' = W x O + D
where:
      W'    =     the adjusted Exercise Price.
      W     =     the then current Exercise Price.
      O     =     the number of shares outstanding immediately prior to the
                  issuance of such securities which are convertible into or
                  exchangeable or exercisable for New Common Stock.
      P     =     the aggregate consideration received for the issuance of
                  such securities.
      M     =     the current market price per share of New Common Stock on
                  the date of issuance of such securities.
      D     =     the maximum number of shares deliverable upon conversion,
                  exchange or exercise of such securities at the initial conversion, exchange or exercise rate.

                The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

                If all of the New Common Stock deliverable upon conversion, exchange or exercise of such securities has not been issued when such securities are no longer outstanding, then the Exercise Price shall immediately be readjusted to the Exercise Price which would then be in effect had the adjustment upon the issuance of such securities been made on the basis of the actual number of shares of New Common Stock issued upon conversion, exchange or exercise of such securities.

              This Section 6.5 does not apply to:

              (1) any of the transactions or distributions described in Sections 6.2 and 6.3;

              (2) issuances of securities convertible into or exchangeable or exercisable for New Common Stock pursuant to a BONA FIDE public offering pursuant to a firm commitment underwriting;

              (3) options to purchase shares of New Common Stock issued to directors, consultants, officers or employees of the Company and its subsidiaries pursuant to the Company's Stock Award and Incentive Plan or any similar plans; or

              (4) a transaction (including, without limitation, a stock-for-stock merger) involving an arms-length purchase (whether for cash or other consideration) of securities convertible into or exchangeable or exerciseable for shares of New Common Stock by a BONA FIDE third-party purchaser that is not an Affiliate of the Company.

          6.6. Market Price. The "current market price" per share of New Common Stock on any date is the average of the Quoted Prices of the New Common Stock for 15 consecutive trading days commencing 16 days before the date in question. The "Quoted Price" of the New Common Stock is the last reported sales price of the New Common Stock as reported by the New York Stock Exchange, Inc., or if the New Common Stock is listed on another national securities exchange, the last reported sales price of the New Common Stock on such exchange which shall be for consolidated trading if applicable to such exchange, or if neither so reported or listed, the last reported bid price of the New Common Stock. In the absence of one or more such quotations, the current market price shall be determined by mutual agreement of the Company and the holders of a majority of the Warrants or, in the absence of such mutual agreement, shall be determined in good faith by a nationally recognized investment banking firm that is a member firm of the NASD and independent of the Company and chosen in accordance with the following sentence (an "Appraiser"). The Appraiser shall be chosen by mutual agreement of the holders of a majority of the Warrants and the Company; PROVIDED, that if there shall be a disagreement as to the selection of any Appraiser, then each of the Company and the holders of a majority of the Warrants shall choose one investment banking firm satisfying the foregoing criteria and those two firms then shall agree upon a third such investment banking firm who shall act as the Appraiser. If applicable, in connection with the sale of units consisting of New Common Stock and other securities, such investment bank shall take into consideration the value of each component of such unit. If there shall be more than one class of New Common Stock outstanding, the "current market price" per share of New Common Stock shall be the highest of the "current market prices" per share of such classes of New Common Stock.

          6.7. Consideration Received. For purposes of any computation with respect to consideration received pursuant to Sections 6.4 and 6.5, the following shall apply:

              (a) in the case of the issuance of shares of New Common Stock for cash, the consideration shall be the amount of such cash (provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Company for any underwriting of the issue or otherwise in connection therewith) plus, where the issuance is pursuant to the exercise of an option, warrant or right, all cash amounts paid to the Company for such option, warrant or right at its issue, including without limitation, any amount allocable to such option, warrant, or right if issued together with other securities in a unit;

              (b) in the case of the issuance of shares of New Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by an Appraiser, whose determination shall be given to the holders of the Warrants; and

              (c) in the case of the issuance of securities convertible into or exchangeable for shares of New Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof (the consideration in each case to be determined in the same manner as provided in clauses (a) and (b) of this Section 6.7).

          6.8. When Adjustment May Be Deferred. If the amount of any adjustment of the Exercise Price required pursuant to this Section 6 would be less than one percent (1%) of the Exercise Price in effect at the time such adjustment is otherwise so required to be made, such amount shall be carried forward and adjustment with respect thereto made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least one percent (1%) of such Exercise Price. All calculations under this
Section 6 shall be made to the nearest cent or to the nearest share, as the case may be.

          6.9. When No Adjustment Required. No adjustment need be made for
(a) rights to purchase New Common Stock pursuant to a Company plan for reinvestment of dividends, the Company's Stock Award and Incentive Plan any similar plans, and (b) a change in the par value or no par value of Common Stock; PROVIDED, that the Company shall not increase the par value to exceed the Exercise Price. To the extent the Warrants become exercisable into cash, no adjustment need be made thereafter as to the cash. Interest will not accrue on the cash.

          6.10. Notice of Adjustment. Whenever an event occurs which requires an adjustment to the Exercise Price or number of shares of Warrant Shares, the Company shall promptly mail (first class) to the holders of the Warrants a notice of such event and the computation of the adjustment. The Company shall provide the holders of the Warrants with a certificate from the Company's chief financial officer briefly stating the facts requiring the adjustment and the manner of computing it.

          6.11. Voluntary Reduction. The Company from time to time may reduce the Exercise Price by any amount for any period of time if the period is at least 20 days and if the reduction is irrevocable during the period. A reduction of the Exercise Price pursuant to this Section 6.11 does not change or adjust the Exercise Price otherwise in effect for purposes of Sections 6.1, 6.2, 6.3, 6.4 or 6.5. The Company in its discretion may make such reductions in the Exercise Price in addition to those required by this Section 6 as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

          6.12. Notice of Certain Transactions. If the Company takes any action that would require an adjustment pursuant to Sections 6.1, 6.2, 6.3,
6.4 or 6.5, the Company shall mail (first class) to the holders of the Warrants a notice stating the proposed record date for a dividend or distribution or the proposed effective date of a subdivision, combination, reclassification, consolidation, merger, transfer, lease, liquidation or dissolution or any other transaction or event requiring an adjustment in the Exercise Price. The Company shall mail the notice at least 15 days before such date; PROVIDED, HOWEVER, that in no event must the Company give the holders of the Warrants notice prior to the public announcement of the event requiring such adjustment. Failure to mail the notice or any defect in it shall not affect the validity of the transaction.

          6.13. Preservation of Purchase Rights Upon Reclassification, Consolidation, etc. If the Company consolidates or merges with or into, or transfers or leases all or substantially all its assets to, any person, upon consummation of such transaction, the Warrants shall automatically become exercisable for the kind and amount of securities, cash or other assets that the holder of a Warrant would have owned immediately after the consolidation, merger or transfer or lease if the holder had exercised the Warrant immediately before the effective date of the transaction. Without limiting the foregoing, to the extent that the holders of New Common Stock are allowed to make an election in connection with any such transaction in order to select the form of consideration into which their shares of New Common Stock would be converted, upon the exercise by any holder of Warrants of any of such holder's Warrants, such holder shall be entitled to make a similar election. Concurrently with the consummation of such transaction, the corporation formed by or surviving any such consolidation or merger if other than the Company, or the person to which such sale or conveyance shall have been made, shall enter into a supplemental Warrant Agreement so providing and further providing for adjustments which shall be as nearly equivalent as may be practical to the adjustments provided for in this Section. The successor Company shall mail to Warrant holders a notice describing the supplemental Warrant Agreement.

          If the issuer of securities deliverable upon exercise of Warrants under the supplemental Warrant Agreement is an affiliate of the formed, surviving, transferee or lessee corporation, that issuer shall join in the supplemental Warrant Agreement.

          If this Section 6.13 applies to any transaction, Sections 6.1, 6.2, 6.3, 6.4 and 6.5 shall not apply to such transaction. The provisions of this Section 6.13 shall similarly apply to successive consolidations, mergers, sales or conveyances.

          6.14. Adjustment to the Number of Shares Purchasable Upon Exercise of Warrants; Exercise Price Not Less than Par Value. Upon each adjustment of the Exercise Price pursuant to this Section 6, each Warrant shall thereupon evidence the right to purchase that number of shares of New Common Stock (calculated to the nearest hundredth of a share) obtained by multiplying the number of shares of New Common Stock purchasable immediately prior to such adjustment upon exercise of the Warrant by the Exercise Price in effect immediately prior to such adjustment and dividing the product so obtained by the Exercise Price in effect immediately after such adjustment. The adjustment pursuant to this Section 6.14 to the number of shares of New Common Stock purchasable upon exercise of a Warrant shall be made each time an adjustment of the Exercise Price is made pursuant to this Section 6 (or would be made but for the proviso in Section 6.3). In no event shall the Exercise Price be adjusted below the par value per share of the New Common Stock; PROVIDED, HOWEVER, that in the event such adjustment would have been made but for this sentence, the number of shares issuable upon exercise of a Warrant shall be adjusted in accordance with the remainder of this Section 6.14 as though such adjustment in the Exercise Price had been made.

          6.15. Other Dilutive Events. In case any event shall occur as to which the provisions of this Section 6 are not strictly applicable but the failure to make any adjustment would not fairly protect the purchase rights represented by the Warrants in accordance with the essential intent and principles of such sections, then, in each such case, the Company shall make a good faith adjustment to the Exercise Price and number of shares of Warrant Shares into which each Warrant is exercisable in accordance with the intent of this Section 6.

          6.16. Company Determination Final. Absent manifest error, any determination that the Company or the Board of Directors of the Company must make in good faith pursuant to Sections 6.3, 6.6 or 6.8, shall be conclusive, if reasonable.

          6.17. Form of Warrants. The Company may, at its option, issue new warrant certificates evidencing Warrants in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Exercise Price per Warrant Shares and the number or kind or class of shares or other securities or property purchasable under the Warrant Certificates made in accordance with the provisions of this Agreement.

7.    NOTICES TO HOLDERS.
      ------------------

          7.1. Notice of Adjustments. Whenever the number of shares of New Common Stock for which a Warrant is exercisable, or whenever the price at which a share of such New Common Stock may be purchased upon exercise of the Warrants, shall be adjusted pursuant to Section 6, the Company shall forthwith prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated, specifying the number of shares of New Common Stock for which a Warrant is exercisable and describing the number and kind of any other shares of stock or Other Property for which a Warrant is exercisable, and any change in the purchase price or prices thereof, after giving effect to such adjustment or change. The Company shall promptly cause a signed copy of such certificate to be delivered to each Holder in accordance with
Section 14.1.

          7.2. Notice of Corporate Action.

          In case:

          (a) of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or of the conveyance or transfer of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of New Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from no par value, or as a result of a subdivision or combination); or

          (b) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, the Company shall cause to be given to each of the Holders at his or her address appearing on the Warrant register, at least 10 days prior to the applicable record date hereinafter specified, or promptly in the case of events for which there is no record date, in accordance with Section 14.1, a written notice stating the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or consummated, and the date as of which it is expected that holders of record of shares of New Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up. The failure to give the notice required by this
Section 7.2 or any defect therein shall not affect the legality or validity of any consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

8.    COVENANTS.
      ---------

          The Company will (1) not increase the par value of any shares of New Common Stock receivable upon the exercise of a Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value and (2) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of New Common Stock upon the exercise of any Warrant.

9.    RESERVATION AND AUTHORIZATION OF NEW COMMON STOCK: PAR VALUE.
      ------------------------------------------------------------

          From and after the Restructuring Date, the Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of New Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of New Common Stock which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of this Warrant Agreement and such Warrant, shall be duly and validly issued and fully paid and nonassessable, and not subject to preemptive rights.

          Before taking any action which would cause an adjustment reducing the Exercise Price below the then par value, if any, of the shares of New Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Exercise Price.

10.   STOCK AND WARRANT TRANSFER BOOKS
      --------------------------------

          The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

11.   LOSS OR MUTILATION.
      ------------------

          Upon receipt by the Company and the Warrant Agent from any Holder of evidence reasonably satisfactory to them of the ownership of and the loss, theft, destruction or mutilation of such Holder's Warrant and indemnity reasonably satisfactory to them, and in case of mutilation upon surrender and cancellation thereof, the Company will execute and the Warrant Agent will countersign and deliver in lieu thereof a new Warrant of like tenor to such Holder.

12.   OFFICE OF COMPANY.
      -----------------

          As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise, registration of transfer, division or combination as provided in this Warrant Agreement. The Company shall initially maintain such an agency at the Warrant Agent's Principal Offices.

13.   WARRANT AGENT.
      -------------

          13.1. Merger or Consolidation or Change of Name of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any corporation succeeding to the corporate trust business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; PROVIDED that such corporation must be eligible for appointment as a successor Warrant Agent under the provisions of Section
13.3 hereof. If at the time such successor to the Warrant Agent shall succeed to the agency created by this Warrant Agreement any of the Warrants shall have been countersigned but not delivered, any such successor to the Warrant Agent may adopt the countersignature of the predecessor Warrant Agent and deliver such Warrants so countersigned; and if at that time any of the Warrants shall not have been countersigned, any successor to the Warrant Agent may countersign such Warrants either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases the Warrants shall have the full force provided in the Warrants and in this Warrant Agreement. If at any time the name of the Warrant Agent shall be changed and at such time Warrants shall have been countersigned but not delivered, the Warrant Agent may adopt the countersignatures under its prior name and deliver such Warrants so countersigned; and if at that time any of the Warrants shall not have been countersigned, the Warrant Agent may countersign such Warrants either in its prior name or in its changed name; and in all such cases such Warrants shall have the full force provided in the Warrants and in this Warrant Agreement.

          13.2. Certain Terms and Conditions Concerning the Warrant Agent. The Warrant Agent undertakes the duties and obligations imposed by this Warrant Agreement upon the following terms and conditions, by all of which the Company and the Holders, by their acceptance of the Warrants, shall be bound:

          (a) Correctness of Statements. The statements contained herein and in the Warrants shall be taken as statements of the Company and the Warrant Agent assumes no responsibility for the correctness of any of the same except such as describe the Warrant Agent or action taken by it. The Warrant Agent assumes no responsibility with respect to the distribution of the Warrants except as herein otherwise provided.

          (b) Breach of Covenants. The Warrant Agent shall not be responsible for any failure of the Company to comply with any of the covenants contained in this Warrant Agreement or in the Warrants to be complied with specifically by the Company.

          (c) Performance of Duties. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents (which shall not include its employees) and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

          (d) Reliance on Counsel. The Warrant Agent may consult at any time with legal counsel satisfactory to it (who may be counsel for the Company) and the Warrant Agent shall incur no liability or responsibility to the Company or to any Holder in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel provided that such counsel shall have been selected with due care.

          (e) Proof of Actions Taken. Whenever in the performance of its duties under this Warrant Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed conclusively to be proved and established by a certificate signed by the President, a Vice President, the Secretary or an Assistant Secretary of the Company and delivered to the Warrant Agent; and such certificate shall be full authorization to the Warrant Agent for any action taken or suffered in good faith by it under the provisions of this Warrant Agreement in reliance upon such certificate.

          (f) Compensation. The Company agrees to pay the Warrant Agent compensation as set forth in the fee schedule attached hereto as Exhibit B for all services rendered by the Warrant Agent in the performance of its duties under this Warrant Agreement, to reimburse the Warrant Agent for all expenses, taxes and governmental charges and other charges of any kind and nature incurred by the Warrant Agent in the performance of its duties under this Warrant Agreement, and to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the performance of its duties under this Warrant Agreement except as a result of the Warrant Agent's gross negligence, willful misconduct, unlawful conduct or bad faith.

          (g) Legal Proceedings. The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more Holders shall furnish the Warrant Agent with reasonable security and indemnity for any costs and expenses that may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may consider proper, whether with or without any such security or indemnity. All rights of action under this Warrant Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent, and any recovery of judgment shall be for the ratable benefit of the Holders, as their respective rights or interests may appear.

          (h) Other Transactions in Securities of the Company. The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Warrant Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

          (i) Liability of Warrant Agent. The Warrant Agent shall act hereunder solely as agent, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not be liable for anything that it may do or refrain from doing in connection with this Warrant Agreement except for its own gross negligence, willful misconduct, unlawful conduct or bad faith.

          (j) Reliance on Documents. The Warrant Agent will not incur any liability or responsibility to the Company or to any Holder for any action taken in reliance on any notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument reasonably believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

          (k) Validity of Agreements. The Warrant Agent shall not be under any responsibility in respect of the validity of this Warrant Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Warrant Agent) or in respect of the validity or execution of any Warrant (except its countersignature and delivery thereof); nor shall the Warrant Agent by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Warrant Shares (or other shares) to be issued pursuant to this Warrant Agreement or any Warrant, or as to whether any Warrant Shares (or other shares) will, when issued, be validly issued, fully paid and nonassessable, or as to the Warrant Price or the number or amount of Warrant Shares or other securities or other property issued upon exercise of any Warrant.

          (l) Instructions from Company. The Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the President, a Vice President, the Secretary or any Assistant Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties, and shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer or officers.

          13.3. Change of Warrant Agent. The Warrant Agent may resign and be discharged from its duties under this Warrant Agreement by giving to the Company 30 days advance notice in writing. The Warrant Agent may be removed by like notice to the Warrant Agent from the Company. If the Warrant Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent, then any Holder may apply to the Court for the appointment of a successor to the Warrant Agent. Pending the appointment of the successor warrant agent, the Company shall perform the duties of the Warrant Agent. Any successor warrant agent, whether appointed by the Company or the Court, shall be a bank or trust company, in good standing, incorporated under the laws of the United States of America or any state thereof and having at the time of its appointment as warrant agent a combined capital and surplus of at least $50,000,000. After appointment, the successor warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; but the former Warrant Agent shall deliver and transfer to the successor warrant agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Failure to file any notice provided for in this Section 13.3, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor warrant agent, as the case may be. In the event of such resignation or removal, the successor warrant agent shall mail, first class, to each Holder, written notice of such removal or resignation and the name and address of such successor warrant agent.

          13.4. Disposition of Proceeds on Exercise of Warrants, Inspection of Warrant Agreement. The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay to the Company all immediately available funds received by the Warrant Agent for the purchase of the Warrant Shares through the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records or transactions with respect to the Warrants and the shares of New Common Stock as the Company may request. The Warrant Agent shall also make available to the Company for inspection by the Company's agents or employees, from time to time as the Company may request, such original books of accounts and records maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's Principal Office. The Warrant Agent shall keep copies of this Warrant Agreement and any notices given or received hereunder available for inspection by the Company or the Holders at the Warrant Agent's Principal Office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Warrant Agreement as the Warrant Agent may request.

14.   MISCELLANEOUS.
      -------------

          14.1. Notice Generally. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Warrant Agreement shall be sufficiently given or made if in writing and either delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid or by telecopy and confirmed by telecopy answerback, addressed as follows:

            (a) If to any Holder or holder of Warrant Shares, at its last known address appearing on the warrant register of the Company maintained for such purpose.

            (b)   If to the Company, at:

                  Salant Corporation
                  1114 Avenue of the Americas
                  New York, New York  10036
                  Attention:  Todd Kahn, Esq.
                  Telecopy Number: (212) 354-3614

            (c)   If to the Warrant Agent, at:

                  [Insert]
                  Attention:
                            --------------------
                  Telecopy Number:
                                  --------------
or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, telecopied and confirmed by telecopy answerback or three Business Days after the same shall have been deposited in the United States mail, certified with return receipt requested, whichever is earlier. Failure or delay in delivering copies of any notice, demand, request, approval, declaration, delivery or other communication to the Person designated above to receive a copy shall in no way adversely affect the effectiveness of such notice, demand, request, approval, declaration, delivery or other communication.

          14.2. Successors and Assigns. All covenants and provisions of this Warrant Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

          14.3. Amendment. This Warrant Agreement and the Warrants may only be modified or amended or the provisions hereof and thereof waived with the written consent of the Company, holders of 66-2/3% of the then issued and outstanding New Common Stock, the Warrant Agent and the Majority Holders; PROVIDED, that no Warrant may be modified or amended to reduce the number of shares of New Common Stock for which such Warrant is exercisable or to increase the price at which such shares may be purchased upon exercise of such Warrant (other than giving effect to any adjustment as provided herein and therein) without the prior written consent of the Holder thereof.

          14.4. Third-Party Beneficiaries. All covenants and provisions of this Warrant Agreement shall inure to the benefit of each holder from time to time of New Common Stock.

          14.5. Severability. Wherever possible, each provision of this Warrant Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant Agreement.

          14.6. Headings. The headings used in this Warrant Agreement are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant Agreement.

          14.7. Governing Law. This Warrant Agreement and the Warrants shall be governed by the laws of the State of New York, without regard to the provisions thereof relating to conflict of laws.

          14.8. Counterparts. This Warrant Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

          IN WITNESS WHEREOF, each of the Company and the Warrant Agent has caused this Warrant Agreement to be duly executed by its duly authorized officers as of the date first above written.



                                       SALANT CORPORATION



                                       By:_________________________________
                                            Name:
                                            Title:



                                       _______________________, as
                                       Warrant Agent



                                       By:_________________________________
                                            Name:
                                            Title:

205531.05


                                 EXHIBIT A
                                 ---------

                   [FORM OF FACE OF WARRANT CERTIFICATE]

                    WARRANT TO PURCHASE NEW COMMON STOCK
                           OF SALANT CORPORATION

--------------------------------------------------------------------------------

Warrant Certificate No.:                Number of Warrants:

                                        CUSIP No.
--------------------------------------------------------------------------------

                    See Reverse for Certain Definitions

          Exercisable from and after __________ __, __________ until 5:00 p.m., New York City time on __________ __, 2005.

          This Warrant Certificate certifies that [             ] or registered
assigns, is the registered holder of the number of Warrants set forth above expiring at 5:00 p.m., New York City time, on __________ __, __________ or, if such date is not a business day, the next succeeding business day (the "Warrants") to purchase Common Stock, par value $1.00 per share (the "New Common Stock"), of Salant Corporation, a Delaware corporation (the
"Company"). The New Common Stock issuable upon exercise of Warrants is hereinafter referred to as the "Warrant Shares." Subject to the immediately succeeding paragraph, each Warrant entitles the holder upon exercise to purchase from the Company on or before 5:00 p.m., New York City time, on __________ __, 2005 or, if such date is not a business day, the next succeeding business day, one share of New Common Stock, at the purchase price of $6.2648 per share, each subject to adjustment as set forth herein and in the Warrant Agreement dated as of _________, 1998 (the "Warrant Agreement") by and between the Company and __________, a ___________ corporation, as warrant agent (the "Warrant Agent") in whole or in part on and subject to the terms and conditions set forth herein and in the Warrant Agreement. Such purchase shall be payable in lawful money of the United
States of America by certified or official bank check or any combination thereof to the order of the Warrant Agent for the account of the Company at the principal office of the Warrant Agent, but only subject to the conditions set forth herein and in the Warrant Agreement. The number of shares of New Common Stock for which each Warrant is exercisable, and the price at which such shares may be purchased upon exercise of each Warrant, are subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement. Whenever the number of shares of New Common Stock for which a Warrant is exercisable, or the price at which a share of such New Common Stock may be purchased upon exercise of the Warrants, is adjusted pursuant to the Warrant Agreement, the Company shall cause to be given to each of the registered holders of the Warrants at such holders' addresses appearing on the warrant register written notice of such adjustment by first class mail postage pre-paid.

          No Warrant may be exercised before __________ p.m., New York City time, on __________ __, 1998 or after 5:00 p.m., New York City time, on __________ __, 2005 or, if such date is not a business day, the next succeeding business day, and to the extent not exercised by such time such Warrants shall become void.

          Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse side hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

          This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent.

          THIS WARRANT CERTIFICATE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PROVISIONS THEREOF RELATING TO CONFLICT OF LAWS.

          IN WITNESS WHEREOF, the Company has caused this Warrant
Certificate to be signed by its President and has caused its corporate seal to be affixed hereunto or imprinted hereon.

Dated:


(Seal)


Attest:                                SALANT CORPORATION


___________________________________    By:___________________________________
                                          Name:
Name:______________________________       Title:
Title: Secretary


                                       COUNTERSIGNED:


                                       _____________________, as Warrant Agent


                                       By:____________________________________
                                       Name:
                                       Title:
                                       [Authorized Signature]




205531.05


                  [FORM OF REVERSE OF WARRANT CERTIFICATE]

          The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of up to 2,216,979 Warrants expiring at 5:00 p.m., New York City time, on __________ __, 2005 or, if such date is not a business day, the next succeeding business day, entitling the holder on exercise to purchase shares of New Common Stock, par value $1.00 per share, of the Company, and are issued or to be issued pursuant to the Warrant Agreement, which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the Holders (the words "Holders" or "Holder" meaning the registered holders or registered holder of the Warrants). A copy of the Warrant Agreement may be obtained by the Holder hereof upon written request to the Company.

          Warrants may be exercised at any time on and after _____ p.m., New York City time, on __________ __, 1998 and on or before 5:00 p.m., New York City time, on __________ __, 2005 or, if such date is not a business day, the next succeeding business day. The Holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the purchase price by certified or official bank check or wire transfer or any combination thereof to the order of the Warrant Agent for the account of the Company and the other required documentation. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the Holder hereof or his assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

          The Warrant Agreement provides that the number of shares of New Common Stock for which each Warrant is exercisable, and the price at which such shares may be purchased upon exercise of each Warrant, are subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement. The Company shall not be required to issue any fractional share of Common Stock upon the exercise of any Warrant, but the Company shall round up or down to the nearest share of New Common Stock as provided in the Warrant Agreement.

          Warrant Certificates, when surrendered at the office of the Warrant Agent by the registered Holder thereof in person or by such Holder's legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

          Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement without charge except for any tax imposed in connection therewith.


                        [ELECTION TO PURCHASE FORM]

               [To be executed only upon exercise of Warrant]

          The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of __________ Shares of New Common Stock of SALANT CORPORATION and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and the Warrant Agreement and requests that certificates for the shares of New Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ____________________ whose address is ____________________ and, if such shares of New Common Stock shall not include all of the shares of New Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares of New Common Stock issuable hereunder be delivered to the undersigned.


                                       ______________________________________
                                       (Name of Registered Owner)


                                       ______________________________________
                                       (Signature of Registered Owner)


                                       ______________________________________
                                       (Street Address)


                                       ______________________________________
                                       (City)         (State)     (Zip Code)


NOTICE: The signature on this election to purchase must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.


                             [ASSIGNMENT FORM]

          FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of New Common Stock set forth below:

Name and Address of Assignee            No. of Shares of Common Stock
----------------------------            -----------------------------



and does hereby irrevocably constitute and appoint ____________________ attorney-in-fact to register such transfer on the books of SALANT CORPORATION maintained for the purpose, with full power of substitution in the premises.

Dated:______________________________   Print Name:_____________________________

                                       Signature:______________________________

                                       Witness:________________________________


NOTICE: The signature on this assignment must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.


                                 EXHIBIT B

               --------------------------------------------,
                              as Warrant Agent

                              Schedule of Fees
                              ----------------

                              [To be inserted]

                                        Annex III to Proxy Statement/Prospectus

                                  FORM OF

                             SALANT CORPORATION

                    1998 STOCK AWARD AND INCENTIVE PLAN














      1.    Purpose.
            --------

            The purpose of this Plan is to strengthen Salant Corporation, a Delaware corporation (the "Company"), by providing an incentive to its employees, officers and directors and thereby encouraging them to devote their abilities and industry to the success of the Company's business enterprise. It is intended that this purpose be achieved by extending to employees, officers and directors of the Company and its Subsidiaries an added long-term incentive for high levels of performance and unusual efforts through the grant of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Dividend Equivalent Rights, Performance Awards and Restricted Stock (as each term is herein defined).

      2.    Definitions.
            ------------

            For purposes of the Plan:

            2.1 "Adjusted Fair Market Value" means, in the event of a Change in Control, the greater of (i) the highest price per Share paid to holders of the Shares in any transaction (or series of transactions) constituting or resulting in a Change in Control or (ii) the highest Fair Market Value of a Share during the ninety (90) day period ending on the date of a Change in Control.

            2.2 "Affiliate" means any entity, directly or indirectly, controlled by, controlling or under common control with the Company or any corporation or other entity acquiring, directly or indirectly, all or substantially all the assets and business of the Company, whether by operation of law or otherwise.

            2.3 "Agreement" means the written agreement between the Company and an Optionee or Grantee evidencing the grant of an Option or Award and setting forth the terms and conditions thereof.

            2.4 "Award" means a grant of Restricted Stock, a Stock Appreciation Right, a Performance Award, a Dividend Equivalent Right or any or all of them.

            2.5   "Board" means the Board of Directors of the Company.

            2.6   "Cause" means, unless otherwise provided in an
               Agreement:

                  (a) in the case of an Optionee or Grantee whose employment with the Company or a Subsidiary is subject to the terms of an employment agreement between such Optionee or Grantee and the Company or Subsidiary, which employment agreement includes a definition of "Cause", the term "Cause" as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement during the period that such employment agreement remains in effect;

                  (b) subject to (a) above, for purposes of Section 6.4, the commission of an act of fraud or intentional misrepresentation or an act of embezzlement, misappropriation or conversion of assets or opportunities of the Company or any of its Subsidiaries; and

                  (c) in all other cases, (i) intentional failure to perform reasonably assigned duties, (ii) dishonesty or willful misconduct in the performance of duties, (iii) involvement in a transaction in connection with the performance of duties to the Company or any of its Subsidiaries which transaction is adverse to the interests of the Company or any of its Subsidiaries and which is engaged in for personal profit or (iv) willful violation of any law, rule or regulation in connection with the performance of duties (other than traffic violations or similar offenses).

            2.7 "Change in Capitalization" means any increase or reduction in the number of Shares, or any change (including, but not limited to, in the case of a spin-off, dividend or other distribution in respect of Shares, a change in value) in the Shares or exchange of Shares for a different number or kind of shares or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

            2.8 A "Change in Control" shall mean the occurrence during the term of the Plan of:

                  (a) An acquisition (other than directly from the Company or pursuant to the Restructuring) of any voting securities of the Company (the "Voting Securities") by any "Person" (as such term is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange
Act) of fifty percent (50%) or more of the then outstanding Shares or the combined voting power of the Company's then outstanding Voting Securities; PROVIDED, HOWEVER, in determining whether a Change in Control has occurred, Shares or Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) Magten Asset Management Corp., in its capacity as the beneficial owner, or the investment manager on behalf of the beneficial owners, of the issued and outstanding Shares from and after the consummation of the Restructuring ("Magten"), (ii) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by the Company (for purposes of this definition, a "Subsidiary"), (iii) the Company or its Subsidiaries, or (iv) any Person in connection with a "Non-Control Transaction" (as hereinafter defined);

                  (b) The individuals who, as of the Effective Date are members of the Board (the "Incumbent Board"), cease for any reason to constitute at least two-thirds of the members of the Board; PROVIDED, HOWEVER, that if the election, or nomination for election by the Company's common stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Plan, be considered as a member of the Incumbent Board; PROVIDED FURTHER, HOWEVER, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "Election Contest" (as described in Rule 14a-11 promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a "Proxy Contest") including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or

                  (c)   The consummation of:

                        (i) A merger, consolidation or reorganization with or into the Company or in which securities of the Company are issued, unless such merger, consolidation or reorganization is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a merger, consolidation or reorganization with or into the Company or in which securities of the Company are issued where:

                              (A)   the stockholders of the Company,
                        immediately before such merger, consolidation or reorganization, own directly or indirectly immediately following such merger, consolidation or reorganization, at least fifty percent (50%) of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation or reorganization (the "Surviving Corporation") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation or reorganization,

                              (B) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least two-thirds of the members of the board of directors of the Surviving Corporation, or a corporation beneficially directly or indirectly owning a majority of the Voting Securities of the Surviving Corporation, and

                              (C) no Person other than (i) Magten, (ii) the Company, (iii) any Subsidiary, (iv) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to such merger, consolidation or reorganization, was maintained by the Company or any Subsidiary, or (v) any Person who, immediately prior to such merger, consolidation or reorganization had Beneficial Ownership of fifty percent (50%) or more of the then outstanding Voting Securities or Shares, has Beneficial Ownership of fifty percent (50%) or more of the combined voting power of the Surviving Corporation's then outstanding voting securities or its common stock, other than as a result of the consummation of the transactions contemplated under the Restructuring.

                        (ii) A complete liquidation or dissolution of the Company; or

                        (iii) The sale or other disposition of all or
                  substantially all of the assets of the Company to any Person (other than a transfer to a Subsidiary).

            Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding Shares or Voting Securities as a result of the acquisition of Shares or Voting Securities by the Company which, by reducing the number of Shares or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Shares or Voting Securities by the Company, and after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Shares or Voting Securities which increases the percentage of the then outstanding Shares or Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

            2.9 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

            2.10 "Committee" means a committee, as described in Section 3.1, appointed by the Board from time to time to administer the Plan and to perform the functions set forth herein.

            2.11  "Company" means Salant Corporation.

            2.12  "Director" means a director of the Company.

            2.13  "Disability" means, unless otherwise provided in an
Agreement:

                  (a) in the case of an Optionee or Grantee whose employment with the Company or a Subsidiary is subject to the terms of an employment agreement between such Optionee or Grantee and the Company or Subsidiary, which employment agreement includes a definition of "Disability", the term "Disability" as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement during the period that such employment agreement remains in effect; and

                  (b) in all other cases, the term "Disability" as used in this Plan or any Agreement shall mean a physical or mental infirmity which impairs the Optionee's or Grantee's ability to perform substantially his or her duties for a period of one hundred eighty (180) consecutive days.

            2.14 "Division" means any of the operating units or divisions of the Company designated as a Division by the Committee.

            2.15 "Dividend Equivalent Right" means a right to receive all or some portion of the cash dividends that are or would be payable with respect to Shares.

            2.16  "Effective Date" has the meaning given such term in Section
21.3 hereof.

            2.17 "Eligible Director" means a director of the Company who is not an officer or employee of the Company or any Subsidiary.

            2.18 "Eligible Individual" means any director (other than an Eligible Director), officer or employee of the Company or a Subsidiary, designated by the Committee as eligible to receive Options or Awards subject to the conditions set forth herein.

            2.19 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

            2.20 "Fair Market Value" on any date means the average of the high and low sales prices of the Shares on such date on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if such Shares are not so listed or admitted to trading, the average of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System or such other market in which such prices are regularly quoted, or, if there have been no published bid or asked quotations with respect to Shares on such date, the Fair Market Value shall be the value established by the Board in good faith and, in the case of an Incentive Stock Option, in accordance with Section 422 of the Code.

            2.21  "Formula Option" means an Option granted pursuant to
Section 6.

            2.22 "Grantee" means a person to whom an Award has been granted under the Plan.

            2.23 "Incentive Stock Option" means an Option satisfying the requirements of Section 422 of the Code and designated by the Committee in an Agreement as an Incentive Stock Option.

            2.24 "Nonemployee Director" means a Director who is a "nonemployee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act.

            2.25 "Nonqualified Stock Option" means an Option which is not an Incentive Stock Option.

            2.26 "Option" means a Nonqualified Stock Option, an Incentive Stock Option and/or a Formula Option.

            2.27 "Optionee" means a person to whom an Option has been granted under the Plan.

            2.28 "Outside Director" means a director of the Company who is an "outside director" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

            2.29 "Parent" means any corporation which is a parent corporation (within the meaning of Section 424(e) of the Code) with respect to the Company.

            2.30 "Performance Awards" means Performance Units, Performance Shares or either or both of them.

            2.31 "Performance Cycle" means the time period specified by the Committee at the time Performance Awards are granted during which the performance of the Company, a Subsidiary or a Division will be measured.

            2.32  "Performance Objectives" has the meaning set forth in
Section 11.

            2.33 "Performance Shares" means Shares issued or transferred to an Eligible Individual under Section 11.

            2.34 "Performance Units" means Performance Units granted to an Eligible Individual under Section 11.

            2.35 "Plan" means the Salant Corporation 1998 Stock Award and Incentive Plan, as amended and restated from time to time.

            2.36 "Pooling Transaction" means an acquisition of the Company in a transaction which is intended to be treated as a "pooling of interests" under generally accepted accounting principles.

            2.37 "Registration Statement" means the Company's registration statement on Form S-4, dated as of [ _____, 1998] and filed with the Securities and Exchange Commission.

            2.38 "Restricted Stock" means Shares issued or transferred to an Eligible Individual pursuant to Section 10.

            2.39 "Restructuring" has the meaning set forth in the Registration Statement.

            2.40 "Restructuring Date" means the date of the consummation of the Restructuring.

            2.41 "Shares" means the shares of New Common Stock, as defined in the Registration Statement, par value $1.00 per share, of the Company.*

--------
            *     Gives effect to the consummation of the Restructuring.


            2.42 "Stock Appreciation Right" means a right to receive all or some portion of the increase in the value of the Shares as provided in
Section 8 hereof.

            2.43 "Subsidiary" means any corporation which is a subsidiary corporation (within the meaning of Section 424(f) of the Code) with respect to the Company.

            2.44 "Successor Corporation" means a corporation, or a parent or subsidiary thereof within the meaning of Section 424(a) of the Code, which issues or assumes a stock option in a transaction to which Section 424(a) of the Code applies.

            2.45 "Ten-Percent Stockholder" means an Eligible Individual, who, at the time an Incentive Stock Option is to be granted to him or her, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or of a Parent or a Subsidiary.

      3.    Administration.
            ---------------

            3.1 The Plan shall be administered by the Committee, which shall hold meetings at such times as may be necessary for the proper administration of the Plan. The Committee shall keep minutes of its meetings. A quorum shall consist of not fewer than two (2) members of the Committee and a majority of a quorum may authorize any action. Any decision or determination reduced to writing and signed by a majority of all of the members of the Committee shall be as fully effective as if made by a majority vote at a meeting duly called and held. The Committee shall consist of at least two (2) directors of the Company and may consist of the entire Board; PROVIDED, HOWEVER, that (A) if the Committee consists of less than the entire Board, each member shall be a Nonemployee Director and (B) to the extent necessary for any Option or Award intended to qualify as performance-based compensation under Section 162(m) of the Code to so qualify, each member of the Committee, whether or not it consists of the entire Board, shall be an Outside Director. For purposes of the preceding sentence, if one or more members of the Committee is not a Nonemployee Director and an Outside Director but recuses himself or herself or abstains from voting with respect to a particular action taken by the Committee, then the Committee, with respect to that action, shall be deemed to consist only of the members of the Committee who have not recused themselves or abstained from voting.

            3.2 No member of the Committee shall be liable for any action, failure to act, determination or interpretation made in good faith with respect to this Plan or any transaction hereunder. The Company hereby agrees to indemnify each member of the Committee for all costs and expenses and, to the extent permitted by applicable law, any liability incurred in connection with defending against, responding to, negotiating for the settlement of or otherwise dealing with any claim, cause of action or dispute of any kind arising in connection with any actions in administering this Plan or in authorizing or denying authorization to any transaction hereunder.

            3.3 Subject to the express terms and conditions set forth herein, the Committee shall have the power from time to time to:

                  (a) determine those Eligible Individuals to whom Options shall be granted under the Plan and the number of such Options to be granted and to prescribe the terms and conditions (which need not be identical) of each such Option, including the exercise price per Share subject to each Option, and make any amendment or modification to any Option Agreement consistent with the terms of the Plan;

                  (b) select those Eligible Individuals to whom Awards shall be granted under the Plan and to determine the number of Stock Appreciation Rights, Performance Awards, Shares of Restricted Stock and/or Dividend Equivalent Rights to be granted pursuant to each Award, the terms and conditions (which need not be identical) of such Award, including the restrictions or Performance Objectives relating to Shares, the maximum value of each Performance Share and make any amendment or modification to any Award Agreement consistent with the terms of the Plan;

                  (c) to construe and interpret the Plan and the Options and Awards granted hereunder and to establish, amend and revoke rules and regulations for the administration of the Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Agreement, in the manner and to the extent it shall deem necessary or advisable, including so that the Plan complies with Rule 16b-3 under the Exchange Act, the Code, and other applicable law, and otherwise to make the Plan fully effective. All decisions and determinations by the Committee in the exercise of this power shall be final, binding and conclusive upon the Company, its Subsidiaries, the Optionees and Grantees, and all other persons having any interest therein;

                  (d) to determine the duration and purposes for leaves of absence which may be granted to an Optionee or Grantee on an individual basis without constituting a termination of employment or service for purposes of the Plan;

                  (e) to exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan; and

                  (f) generally, to exercise such powers and to perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.

      4.    Stock Subject to the Plan.
            --------------------------

            4.1   The maximum number of Shares that may be made the subject
of Options and Awards granted under the Plan is [         ].*  No Eligible
Individual may be granted Options and Awards in the aggregate in respect of
more than [    ]* Shares in any one calendar year period.  The maximum dollar amount of cash or the Fair Market Value of Shares that any Eligible Individual may receive in any calendar year during the term of the Plan in respect of Performance Units denominated in dollars may not exceed
[$             ].  Upon a Change in Capitalization, the maximum number of
Shares referred to in the first two sentences of this Section 4.1 shall be adjusted in number and kind pursuant to Section 13. The Company shall reserve for the purposes of the Plan, out of its authorized but unissued Shares or out of Shares held in the Company's treasury, or partly out of each, such number of Shares as shall be determined by the Board.

--------
            * Such number gives effect to the consummation of the Restructuring, including the Reverse Split and the Issuance (as such terms are defined in the Registration Statement).


            4.2 Upon the granting of an Option or an Award, the number of Shares available under Section 4.1 for the granting of further Options and Awards shall be reduced as follows; PROVIDED, HOWEVER, that if any Option is exercised by tendering Shares, either actually or by attestation, to the Company as full or partial payment of the exercise price, the maximum number of Shares available under Section 4.1 shall be increased by the number of Shares so tendered.

                  (a) In connection with the granting of an Option or an Award (other than the granting of a Performance Unit denominated in dollars), the number of Shares shall be reduced by the number of Shares in respect of which the Option or Award is granted or denominated.

                  (b) In connection with the granting of a Performance Unit denominated in dollars, the number of Shares shall be reduced by an amount equal to the quotient of (i) the dollar amount in which the Performance Unit is denominated, divided by (ii) the Fair Market Value of a Share on the date the Performance Unit is granted.

            4.3 Whenever any outstanding Option or Award or portion thereof expires, is canceled or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire Option or Award, the Shares allocable to the expired, canceled or otherwise terminated portion of the Option or Award may again be the subject of Options or Awards granted hereunder.

      5.    Option Grants for Eligible Individuals.
            ---------------------------------------

            5.1 Authority of Committee. Subject to the provisions of the Plan, the Committee shall have full and final authority to select those Eligible Individuals who will receive Options, and the terms and conditions of the grant to such Eligible Individuals shall be set forth in an Agreement.

            5.2 Purchase Price. The purchase price or the manner in which the purchase price is to be determined for Shares under each Option shall be determined by the Committee and set forth in the Agreement; PROVIDED, HOWEVER, that the purchase price per Share under each Option shall not be less than 100% of the Fair Market Value of a Share on the date the Option is granted (110% in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder).

            5.3 Maximum Duration. Options granted hereunder shall be for such term as the Committee shall determine and set forth in the Agreement, provided that an Incentive Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted (five (5) years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder) and a Nonqualified Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted; PROVIDED, HOWEVER, that the Committee may provide that an Option (other than an Incentive Stock Option) may, upon the death of the Optionee, be exercised for up to one (1) year following the date of the Optionee's death even if such period extends beyond ten (10) years from the date the Option is granted. The Committee may, subsequent to the granting of any Option, extend the term thereof, but in no event shall the term as so extended exceed the maximum term provided for in the preceding sentence.

            5.4 Vesting. Subject to Section 7.4, each Option shall become exercisable in such installments (which need not be equal) and at such times as may be designated by the Committee and set forth in the Agreement. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. The Committee may accelerate the exercisability of any Option or portion thereof at any time.

            5.5   Limitations on Incentive Stock Options.   To the extent
that the aggregate Fair Market Value (determined as of the date of the grant) of Shares with respect to which Incentive Stock Options granted under the Plan and "incentive stock options" (within the meaning of Section 422 of the Code) granted under all other plans of the Company or its Subsidiaries (in either case determined without regard to this Section 5.6) are exercisable by an Optionee for the first time during any calendar year exceeds $100,000, such Incentive Stock Options shall be treated as Nonqualified Stock Options. In applying the limitation in the preceding sentence in the case of multiple grants of Options, Options which were intended to be Incentive Stock Options shall be treated as Nonqualified Stock Options according to the order in which they were granted such that the most recently granted Options are first treated as Nonqualified Stock Options.

      6.    Option Grants for Nonemployee Directors.
            ----------------------------------------

            6.1   Grant.
                  ------

                  (a) Each Eligible Director who is a Director on the Restructuring Date shall be granted a Formula Option in respect of
[            ]* Shares on the Restructuring Date.

                  (b) Each Eligible Director who becomes a Director for the first time after the Restructuring Date shall, upon becoming a Director, be
granted a Formula Option in respect of [            ]* Shares.

                  (c)  Each Eligible Director shall be granted a Formula
Option in respect of [            ]* Shares on the first business day after
the annual meeting of the stockholders of the Company (other than any annual meeting pursuant to which such Eligible Director receives a grant pursuant to paragraph (a) or (b) of this Section 6.1) in each year that the Plan is in effect provided that the Eligible Director is a Director on such date.

--------
            * Such number gives effect to the consummation of the Restructuring, including the Reverse Split and the Issuance (as such terms are defined in the Registration Statement).


                  All Formula Options shall be evidenced by an Agreement containing such other terms and conditions not inconsistent with the provisions of this Plan as determined by the Board; PROVIDED, HOWEVER, that such terms shall not vary the price, amount or timing of Formula Options provided under this Section 6, including provisions dealing with vesting, forfeiture and termination of such Formula Options.

            6.2 Purchase Price. The purchase price for Shares under each Formula Option shall be equal to 100% of the Fair Market Value of such Shares on the date the Formula Option is granted.

            6.3   Vesting. Subject to Sections 6.4 and 7.4, each Formula
Option shall become fully vested and exercisable with respect to [     ]% of
the Shares subject thereto on the date of grant and on each of the first
through [     ] anniversaries of the date of grant; PROVIDED, that the
Optionee continues to serve as a Director as of such date. If an Optionee ceases to serve as a Director for any reason, the Optionee shall have no rights with respect to any Formula Option (or portion thereof) which has not then vested pursuant to the preceding sentence and the Optionee shall automatically forfeit any Formula Option which remains unvested.

            6.4 Duration. Subject to Section 7.4, each Formula Option (or portion thereof) shall terminate on the date which is the tenth anniversary of the date of grant (or if later, the first anniversary of the Director's death if such death occurs prior to such tenth anniversary), unless terminated earlier as follows:

                  (a) If an Optionee's service as a Director terminates for any reason other than Disability, death or Cause, the Optionee may for a period of three (3) months after such termination exercise his or her Option to the extent, and only to the extent, that such Option or portion thereof was vested and exercisable as of the date the Optionee's service as a Director terminated, after which time the Option shall automatically terminate in full.

                  (b) If an Optionee's service as a Director terminates by reason of the Optionee's resignation or removal from the Board due to Disability, the Optionee may, for a period of one (1) year after such termination, exercise his or her Option to the extent, and only to the extent, that such Option or portion thereof was vested and exercisable, as of the date the Optionee's service as Director terminated, after which time the Option shall automatically terminate in full.

                  (c) If an Optionee's service as a Director terminates for Cause, the Option granted to the Optionee hereunder shall immediately terminate in full and no rights thereunder may be exercised.

                  (d)   If an Optionee dies while a Director or within three
(3) months after termination of service as a Director as described in clause
(a) of this Section 6.4 or within twelve (12) months after termination of service as a Director as described in clause (b) of this Section 6.4, the Option granted to the Optionee may be exercised at any time within twelve
(12) months after the Optionee's death by the person or persons to whom such rights under the Option shall pass by will, or by the laws of descent or distribution, after which time the Option shall terminate in full; PROVIDED, HOWEVER, that an Option may be exercised to the extent, and only to the extent, that the Option or portion thereof was exercisable on the date of death or earlier termination of the Optionee's services as a Director.

                  (e) The Formula Option (or portion thereof), to the extent not yet vested and exercisable as of the date the Director's service as a Director terminates for any reason shall terminate immediately upon such date.

      7.    Terms and Conditions Applicable to All Options.
            -----------------------------------------------

            7.1 Non-Transferability. No Option shall be transferable by the Optionee otherwise than by will or by the laws of descent and distribution or, in the case of an Option other than an Incentive Stock Option, pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act), and an Option shall be exercisable during the lifetime of such Optionee only by the Optionee or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may set forth in the Agreement evidencing an Option (other than an Incentive Stock Option) at the time of grant or thereafter, that the Option may be transferred to members of the Optionee's immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners, and for purposes of this Plan, a transferee of an Option shall be deemed to be the Optionee. For this purpose, immediate family means the Optionee's spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren. The terms of an Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Optionee.

            7.2 Method of Exercise. The exercise of an Option shall be made only by a written notice delivered in person or by mail to the Secretary of the Company at the Company's principal executive office, specifying the number of Shares to be purchased and accompanied by payment therefor and otherwise in accordance with the Agreement pursuant to which the Option was granted; PROVIDED, HOWEVER, that Options may not be exercised by an Optionee for twelve months following a hardship distribution to the Optionee, to the extent such exercise is prohibited under Treasury Regulation ss. 1.401(k)-1(d)(2)(iv)(B)(4). The purchase price for any Shares purchased pursuant to the exercise of an Option shall be paid, as determined by the Committee in its discretion, in either of the following forms (or any combination thereof): (i) cash or (ii) the transfer, either actually or by attestation to the Company, of Shares that have been held by the Optionee for at least six (6) months (or such lesser period as may be permitted by the Committee), prior to the exercise of the Option, such transfer to be upon such terms and conditions as determined by the Committee. In addition, Options may be exercised through a registered broker-dealer pursuant to such cashless exercise procedures which are, from time to time, deemed acceptable by the Committee. Any Shares transferred to the Company as payment of the purchase price under an Option shall be valued at their Fair Market Value on the day preceding the date of exercise of such Option. The Optionee shall deliver the Agreement evidencing the Option to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such Agreement to the Optionee. No fractional Shares (or cash in lieu thereof) shall be issued upon exercise of an Option and the number of Shares that may be purchased upon exercise shall be rounded to the nearest number of whole Shares.

            7.3 Rights of Optionees. No Optionee shall be deemed for any purpose to be the owner of any Shares subject to any Option unless and until
(i) the Option shall have been exercised pursuant to the terms thereof, (ii) the Company shall have issued and delivered Shares to the Optionee, and (iii) the Optionee's name shall have been entered as a stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such Shares, subject to such terms and conditions as may be set forth in the applicable Agreement.

            7.4 Effect of Change in Control. Upon the occurrence of a Change in Control, all Options outstanding on the date of such Change in Control shall become immediately and fully exercisable. In addition, to the extent set forth in an Agreement evidencing the grant of an Option, an Optionee will be permitted to surrender to the Company for cancellation within sixty (60) days after such Change in Control any Option or portion of an Option to the extent not yet exercised and the Optionee will be entitled to receive a cash payment in an amount equal to the excess, if any, of (x)
(A) in the case of a Nonqualified Stock Option, the greater of (1) the Fair Market Value, on the date preceding the date of surrender, of the Shares subject to the Option or portion thereof surrendered or (2) the Adjusted Fair Market Value of the Shares subject to the Option or portion thereof surrendered or (B) in the case of an Incentive Stock Option, the Fair Market Value, on the date preceding the date of surrender, of the Shares subject to the Option or portion thereof surrendered, over (y) the aggregate purchase price for such Shares under the Option or portion thereof surrendered.

      8.    Stock Appreciation Rights.
            --------------------------

            The Committee may in its discretion, either alone or in connection with the grant of an Option, grant Stock Appreciation Rights in accordance with the Plan, the terms and conditions of which shall be set forth in an Agreement. If granted in connection with an Option, a Stock Appreciation Right shall cover the same Shares covered by the Option (or such lesser number of Shares as the Committee may determine) and shall, except as provided in this Section 8, be subject to the same terms and conditions as the related Option.

            8.1   Time of Grant.  A Stock Appreciation Right may be granted
(i) at any time if unrelated to an Option, or (ii) if related to an Option, either at the time of grant, or at any time thereafter during the term of the Option.

            8.2   Stock Appreciation Right Related to an Option.
                  ----------------------------------------------

                  (a) Exercise. A Stock Appreciation Right granted in connection with an Option shall be exercisable at such time or times and only to the extent that the related Options are exercisable, and will not be transferable except to the extent the related Option may be transferable. A Stock Appreciation Right granted in connection with an Incentive Stock Option shall be exercisable only if the Fair Market Value of a Share on the date of exercise exceeds the purchase price specified in the related Incentive Stock Option Agreement.

                  (b) Amount Payable. Upon the exercise of a Stock Appreciation Right related to an Option, the Grantee shall be entitled to receive an amount determined by multiplying (A) the excess of the Fair Market Value of a Share on the date preceding the date of exercise of such Stock Appreciation Right over the per Share purchase price under the related Option, by (B) the number of Shares as to which such Stock Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any Stock Appreciation Right by including such a limit in the Agreement evidencing the Stock Appreciation Right at the time it is granted.

                  (c) Treatment of Related Options and Stock Appreciation Rights Upon Exercise. Upon the exercise of a Stock Appreciation Right granted in connection with an Option, the Option shall be canceled to the extent of the number of Shares as to which the Stock Appreciation Right is exercised, and upon the exercise of an Option granted in connection with a Stock Appreciation Right, the Stock Appreciation Right shall be canceled to the extent of the number of Shares as to which the Option is exercised or surrendered.

            8.3 Stock Appreciation Right Unrelated to an Option. The Committee may grant to Eligible Individuals Stock Appreciation Rights unrelated to Options. Stock Appreciation Rights unrelated to Options shall contain such terms and conditions as to exercisability (subject to Section 8.7), vesting and duration as the Committee shall determine, but in no event shall they have a term of greater than ten (10) years. Upon exercise of a Stock Appreciation Right unrelated to an Option, the Grantee shall be entitled to receive an amount determined by multiplying (A) the excess of the Fair Market Value of a Share on the date preceding the date of exercise of such Stock Appreciation Right over the Fair Market Value of a Share on the date the Stock Appreciation Right was granted, by (B) the number of Shares as to which the Stock Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any Stock Appreciation Right by including such a limit in the Agreement evidencing the Stock Appreciation Right at the time it is granted.

            8.4 Non-Transferability. No Stock Appreciation Right shall be transferable by the Grantee otherwise than by will or by the laws of descent and distribution or pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act), and such Stock Appreciation Right shall be exercisable during the lifetime of such Grantee only by the Grantee or his or her guardian or legal representative. The terms of such Stock Appreciation Right shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Grantee.

            8.5 Method of Exercise. Stock Appreciation Rights shall be exercised by a Grantee only by a written notice delivered in person or by mail to the Secretary of the Company at the Company's principal executive office, specifying the number of Shares with respect to which the Stock Appreciation Right is being exercised. If requested by the Committee, the Grantee shall deliver the Agreement evidencing the Stock Appreciation Right being exercised and the Agreement evidencing any related Option to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such Agreement to the Grantee.

            8.6 Form of Payment. Payment of the amount determined under Sections 8.2(b) or 8.3 may be made in the discretion of the Committee solely in whole Shares in a number determined at their Fair Market Value on the date preceding the date of exercise of the Stock Appreciation Right, or solely in cash, or in a combination of cash and Shares. If the Committee decides to make full payment in Shares and the amount payable results in a fractional Share, payment for the fractional Share will be made in cash.

            8.7 Effect of Change in Control. Upon the occurrence of a Change in Control, all Stock Appreciation Rights shall become immediately and fully exercisable. In addition, to the extent set forth in an Agreement evidencing the grant of a Stock Appreciation Right unrelated to an Option, a Grantee will be entitled to receive a payment from the Company in cash or stock, in either case, with a value equal to the excess, if any, of (A) the greater of (x) the Fair Market Value, on the date preceding the date of exercise, of the underlying Shares subject to the Stock Appreciation Right or portion thereof exercised and (y) the Adjusted Fair Market Value, on the date preceding the date of exercise, of the Shares over (B) the aggregate Fair Market Value, on the date the Stock Appreciation Right was granted, of the Shares subject to the Stock Appreciation Right or portion thereof exercised.

      9.    Dividend Equivalent Rights.
            ---------------------------

            Dividend Equivalent Rights may be granted to Eligible Individuals in tandem with an Option or Award or as a separate award. The terms and conditions applicable to each Dividend Equivalent Right shall be specified in the Agreement under which the Dividend Equivalent Right is granted. Amounts payable in respect of Dividend Equivalent Rights may be payable currently or deferred until the lapsing of restrictions on such Dividend Equivalent Rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the Option or Award to which the Dividend Equivalent Rights relate. In the event that the amount payable in respect of Dividend Equivalent Rights are to be deferred, the Committee shall determine whether such amounts are to be held in cash or reinvested in Shares or deemed (notionally) to be reinvested in Shares. If amounts payable in respect of Dividend Equivalent Rights are to be held in cash, there may be credited at the end of each year (or portion thereof) interest on the amount of the account at the beginning of the year at a rate per annum as the Committee, in its discretion, may determine.
Dividend Equivalent Rights may be settled in cash or Shares or a combination thereof, in a single installment or multiple installments.

      10.   Restricted Stock.
            -----------------

            10.1 Grant. The Committee may grant Awards to Eligible Individuals of Restricted Stock, which shall be evidenced by an Agreement between the Company and the Grantee. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine and (without limiting the generality of the foregoing) such Agreements may require that an appropriate legend be placed on Share certificates. Awards of Restricted Stock shall be subject to the terms and provisions set forth below in this Section 10.

            10.2 Rights of Grantee. Shares of Restricted Stock granted pursuant to an Award hereunder shall be issued in the name of the Grantee as soon as reasonably practicable after the Award is granted provided that the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Shares. If a Grantee shall fail to execute the Agreement evidencing a Restricted Stock Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require within the time period prescribed by the Committee at the time the Award is granted, the Award shall be null and void. At the discretion of the Committee, Shares issued in connection with a Restricted Stock Award shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Unless the Committee determines otherwise and as set forth in the Agreement, upon delivery of the Shares to the escrow agent, the Grantee shall have all of the rights of a stockholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

            10.3 Non-transferability. Until all restrictions upon the Shares of Restricted Stock awarded to a Grantee shall have lapsed in the manner set forth in Section 10.4, such Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated, nor shall they be delivered to the Grantee.

            10.4  Lapse of Restrictions.
                  ----------------------

                  (a) Generally. Restrictions upon Shares of Restricted Stock awarded hereunder shall lapse at such time or times and on such terms and conditions as the Committee may determine. The Agreement evidencing the Award shall set forth any such restrictions.

                  (b) Effect of Change in Control. Unless the Committee shall determine otherwise at the time of the grant of an Award of Restricted Stock, the restrictions upon Shares of Restricted Stock shall lapse upon a Change in Control. The Agreement evidencing the Award shall set forth any such provisions.

            10.5 Treatment of Dividends. At the time an Award of Shares of Restricted Stock is granted, the Committee may, in its discretion, determine that the payment to the Grantee of dividends, or a specified portion thereof, declared or paid on such Shares by the Company shall be (i) deferred until the lapsing of the restrictions imposed upon such Shares and (ii) held by the Company for the account of the Grantee until such time. In the event that dividends are to be deferred, the Committee shall determine whether such dividends are to be reinvested in shares of Stock (which shall be held as additional Shares of Restricted Stock) or held in cash. If deferred dividends are to be held in cash, there may be credited at the end of each year (or portion thereof) interest on the amount of the account at the beginning of the year at a rate per annum as the Committee, in its discretion, may determine. Payment of deferred dividends in respect of Shares of Restricted Stock (whether held in cash or as additional Shares of Restricted Stock), together with interest accrued thereon, if any, shall be made upon the lapsing of restrictions imposed on the Shares in respect of which the deferred dividends were paid, and any dividends deferred (together with any interest accrued thereon) in respect of any Shares of Restricted Stock shall be forfeited upon the forfeiture of such Shares.

            10.6 Delivery of Shares. Upon the lapse of the restrictions on Shares of Restricted Stock, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares, free of all restrictions hereunder.

      11.   Performance Awards.
            -------------------

            11.1 Performance Units. The Committee, in its discretion, may grant Awards of Performance Units to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Grantee. Performance Units may be denominated in Shares or a specified dollar amount and, contingent upon the attainment of specified Performance Objectives within the Performance Cycle, represent the right to receive payment as provided in Section 11.3(c) of (i) in the case of Share-denominated Performance Units, the Fair Market Value of a Share on the date the Performance Unit was granted, the date the Performance Unit became vested or any other date specified by the Committee, (ii) in the case of dollar-denominated Performance Units, the specified dollar amount or (iii) a percentage (which may be more than 100%) of the amount described in clause
(i) or (ii) depending on the level of Performance Objective attainment; PROVIDED, HOWEVER, that, the Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. Each Agreement shall specify the number of Performance Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Units to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

                  (a) Vesting and Forfeiture. Subject to Sections 11.3(c) and 11.4, a Grantee shall become vested with respect to the Performance Units to the extent that the Performance Objectives set forth in the Agreement are satisfied for the Performance Cycle.

                  (b) Payment of Awards. Subject to Section 11.3(c), payment to Grantees in respect of vested Performance Units shall be made as soon as practicable after the last day of the Performance Cycle to which such Award relates unless the Agreement evidencing the Award provides for the deferral of payment, in which event the terms and conditions of the deferral shall be set forth in the Agreement. Subject to Section 11.4, such payments may be made entirely in Shares valued at their Fair Market Value as of the day preceding the date of payment or such other date specified by the Committee, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion shall determine at any time prior to such payment; PROVIDED, HOWEVER, that if the Committee in its discretion determines to make such payment entirely or partially in Shares of Restricted Stock, the Committee must determine the extent to which such payment will be in Shares of Restricted Stock and the terms of such Restricted Stock at the time the Award is granted.

            11.2 Performance Shares. The Committee, in its discretion, may grant Awards of Performance Shares to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Grantee. Each Agreement may require that an appropriate legend be placed on Share certificates. Awards of Performance Shares shall be subject to the following terms and provisions:

                  (a) Rights of Grantee. The Committee shall provide at the time an Award of Performance Shares is made the time or times at which the actual Shares represented by such Award shall be issued in the name of the Grantee; PROVIDED, HOWEVER, that no Performance Shares shall be issued until the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Performance Shares. If a Grantee shall fail to execute the Agreement evidencing an Award of Performance Shares, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require within the time period prescribed by the Committee at the time the Award is granted, the Award shall be null and void. At the discretion of the Committee, Shares issued in connection with an Award of Performance Shares shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Except as restricted by the terms of the Agreement, upon delivery of the Shares to the escrow agent, the Grantee shall have, in the discretion of the Committee, all of the rights of a stockholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

                  (b) Non-transferability. Until any restrictions upon the Performance Shares awarded to a Grantee shall have lapsed in the manner set forth in Sections 11.2(c) or 11.4, such Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated, nor shall they be delivered to the Grantee. The Committee may also impose such other restrictions and conditions on the Performance Shares, if any, as it deems appropriate.

                  (c) Lapse of Restrictions. Subject to Sections 11.3(c) and 11.4, restrictions upon Performance Shares awarded hereunder shall lapse and such Performance Shares shall become vested at such time or times and on such terms, conditions and satisfaction of Performance Objectives as the Committee may, in its discretion, determine at the time an Award is granted.

                  (d) Treatment of Dividends. At the time the Award of Performance Shares is granted, the Committee may, in its discretion, determine that the payment to the Grantee of dividends, or a specified portion thereof, declared or paid on Shares represented by such Award which have been issued by the Company to the Grantee shall be (i) deferred until the lapsing of the restrictions imposed upon such Performance Shares and
(ii) held by the Company for the account of the Grantee until such time. In the event that dividends are to be deferred, the Committee shall determine whether such dividends are to be reinvested in shares of Stock (which shall be held as additional Performance Shares) or held in cash. If deferred dividends are to be held in cash, there may be credited at the end of each year (or portion thereof) interest on the amount of the account at the beginning of the year at a rate per annum as the Committee, in its discretion, may determine. Payment of deferred dividends in respect of Performance Shares (whether held in cash or in additional Performance Shares), together with interest accrued thereon, if any, shall be made upon the lapsing of restrictions imposed on the Performance Shares in respect of which the deferred dividends were paid, and any dividends deferred (together with any interest accrued thereon) in respect of any Performance Shares shall be forfeited upon the forfeiture of such Performance Shares.

                  (e) Delivery of Shares. Upon the lapse of the restrictions on Performance Shares awarded hereunder, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares, free of all restrictions hereunder.

            11.3  Performance Objectives
                  ----------------------

                  (a) Establishment. Performance Objectives for Performance Awards may be expressed in terms of (i) earnings per Share, (ii) Share price, (iii) pre-tax profits, (iv) net earnings, (v) return on equity or assets, or (vi) any combination of the foregoing. Performance Objectives may be in respect of the performance of the Company, any of its Subsidiaries, any of its Divisions or any combination thereof. Performance Objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. The Performance Objectives with respect to a Performance Cycle shall be established in writing by the Committee by the earlier of (x) the date on which a quarter of the Performance Cycle has elapsed or (y) the date which is ninety (90) days after the commencement of the Performance Cycle, and in any event while the performance relating to the Performance Objectives remain substantially uncertain.

                  (b) Effect of Certain Events. At the time of the granting of a Performance Award, or at any time thereafter, in either case to the extent permitted under Section 162(m) of the Code and the regulations thereunder without adversely affecting the treatment of the Performance Award as Performance-Based Compensation, the Committee may provide for the manner in which performance will be measured against the Performance Objectives (or may adjust the Performance Objectives) to reflect the impact of specified corporate transactions, accounting or tax law changes and other extraordinary and nonrecurring events.

                  (c) Determination of Performance. Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any Performance Award that is intended to constitute Performance-Based Compensation made to a Grantee who is subject to Section 162(m) of the Code, the Committee shall certify in writing that the applicable Performance Objectives have been satisfied.

            11.4  Effect of Change in Control.  In the event of a Change in
Control:

                  (a)   With respect to Performance Units, the Grantee shall
(i) become vested in all or a portion of the Performance Units as determined by the Committee at the time of the Award of such Performance Units and as set forth in the Agreement and (ii) be entitled to receive in respect of all Performance Units which become vested as a result of a Change in Control a cash payment within ten (10) days after such Change in Control in an amount as determined by the Committee at the time of the Award of such Performance Unit and as set forth in the Agreement.

                  (b) With respect to Performance Shares, all or a portion of any unissued Performance Shares shall be issued and restrictions shall lapse immediately on all or a portion of the Performance Shares in each case as determined by the Committee at the time of the Award of such Performance Shares and as set forth in the Agreement.

                  (c) The Agreements evidencing Performance Shares and Performance Units shall provide for the treatment of such Awards (or portions thereof) which do not become vested as the result of a Change in Control, including, but not limited to, provisions for the adjustment of applicable Performance Objectives.

                  11.5 Non-transferability. Until the vesting of Performance Units or the lapsing of any restrictions on Performance Shares, as the case may be, such Performance Units or Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

      12.   Effect of a Termination of Employment.
            --------------------------------------

            The Agreement evidencing the grant of each Option and each Award shall set forth the terms and conditions applicable to such Option or Award upon a termination or change in the status of the employment of the Optionee or Grantee by the Company, a Subsidiary or a Division (including a termination or change by reason of the sale of a Subsidiary or a Division), which shall be as the Committee may, in its discretion, determine at the time the Option or Award is granted or thereafter.

      13.   Adjustment Upon Changes in Capitalization.
            ------------------------------------------

                  (a) In the event of a Change in Capitalization, the Committee shall, in its sole discretion, determine the appropriate adjustments, if any, to (i) the maximum number and class of Shares or other stock or securities with respect to which Options or Awards may be granted under the Plan, (ii) the maximum number and class of Shares or other stock or securities with respect to which Options or Awards may be granted to any Eligible Individual during the term of the Plan, (iii) the number and class of Shares or other stock or securities which are subject to outstanding Options or Awards granted under the Plan and the purchase price therefor, if applicable, and (iv) the Performance Objectives.

                  (b) Any such adjustment in the Shares or other stock or securities subject to outstanding Incentive Stock Options (including any adjustments in the purchase price) shall be made in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code.

                  (c) If, by reason of a Change in Capitalization, a Grantee of an Award shall be entitled to, or an Optionee shall be entitled to exercise an Option with respect to, new, additional or different shares of stock or securities, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Shares subject to the Award or Option, as the case may be, prior to such Change in Capitalization.

      14.   Effect of Certain Transactions.
            -------------------------------

            Subject to Sections 7.4, 8.7, 10.4(b) and 11.4 or as otherwise provided in an Agreement, in the event of (i) the liquidation or dissolution of the Company or (ii) a merger or consolidation of the Company (a "Transaction"), the Plan and the Options and Awards issued hereunder shall continue in effect in accordance with their respective terms, except that following a Transaction each Optionee and Grantee shall be entitled to receive in respect of each Share subject to any outstanding Options or Awards, as the case may be, upon exercise of any Option or payment or transfer in respect of any Award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a Share was entitled to receive in the Transaction in respect of a Share; PROVIDED, HOWEVER, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Options and Awards prior to such Transaction.

      15.   Interpretation.
            ---------------

            Following the required registration of any equity security of the Company pursuant to Section 12 of the Exchange Act:

                  (a) The Plan is intended to comply with Rule 16b-3 promulgated under the Exchange Act and the Committee shall interpret and administer the provisions of the Plan or any Agreement in a manner consistent therewith. Any provisions inconsistent with such Rule shall be inoperative and shall not affect the validity of the Plan.

                  (b) Unless otherwise expressly stated in the relevant Agreement, each Option, Stock Appreciation Right and Performance Award granted under the Plan is intended to be performance-based compensation within the meaning of Section 162(m)(4)(C) of the Code. The Committee shall not be entitled to exercise any discretion otherwise authorized hereunder with respect to such Options or Awards if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such Options or Awards to fail to qualify as performance-based compensation.

      16.   Pooling Transactions.
            ---------------------

            Notwithstanding anything contained in the Plan or any Agreement to the contrary, in the event of a Change in Control which is also intended to constitute a Pooling Transaction, the Committee shall take such actions, if any, as are specifically recommended by an independent accounting firm retained by the Company to the extent reasonably necessary in order to assure that the Pooling Transaction will qualify as such, including but not limited to (i) deferring the vesting, exercise, payment, settlement or lapsing of restrictions with respect to any Option or Award, (ii) providing that the payment or settlement in respect of any Option or Award be made in the form of cash, Shares or securities of a successor or acquirer of the Company, or a combination of the foregoing, and (iii) providing for the extension of the term of any Option or Award to the extent necessary to accommodate the foregoing, but not beyond the maximum term permitted for any Option or Award.

      17.   Termination and Amendment of the Plan or Modification of
            --------------------------------------------------------
Options and Awards.
-------------------

            17.1 Plan Amendment or Termination. The Plan shall terminate on the day preceding the tenth anniversary of the date of its adoption by the Board and no Option or Award may be granted thereafter. The Board may sooner terminate the Plan and the Board may at any time and from time to time amend, modify or suspend the Plan; PROVIDED, HOWEVER, that:

                  (a) no such amendment, modification, suspension or termination shall impair or adversely alter any Options or Awards theretofore granted under the Plan, except with the consent of the Optionee or Grantee, nor shall any amendment, modification, suspension or termination deprive any Optionee or Grantee of any Shares which he or she may have acquired through or as a result of the Plan; and

                  (b) to the extent necessary under any applicable law, regulation or exchange requirement, no amendment shall be effective unless approved by the stockholders of the Company in accordance with applicable law, regulation or exchange requirement.

            17.2 Modification of Options and Awards. No modification of an Option or Award shall adversely alter or impair any rights or obligations under the Option or Award without the consent of the Optionee or Grantee, as the case may be.

      18.   Non-Exclusivity of the Plan.
            ----------------------------

            The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

      19.   Limitation of Liability.
            ------------------------

            As illustrative of the limitations of liability of the Company, but not intended to be exhaustive thereof, nothing in the Plan shall be construed to:

                        (i) give any person any right to be granted an Option or Award other than at the sole discretion of the Committee;

                        (ii) give any person any rights whatsoever with respect to Shares except as specifically provided in the Plan;

                        (iii) limit in any way the right of the Company or
                  any Subsidiary to terminate the employment of any person at any time; or

                        (iv) be evidence of any agreement or understanding, expressed or implied, that the Company will employ any person at any particular rate of compensation or for any particular period of time.

      20.   Regulations and Other Approvals; Governing Law.
            -----------------------------------------------

            20.1 Except as to matters of federal law, the Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles thereof.

            20.2 The obligation of the Company to sell or deliver Shares with respect to Options and Awards granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

            20.3 The Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any government authority, or to obtain for Eligible Individuals granted Incentive Stock Options the tax benefits under the applicable provisions of the Code and regulations promulgated thereunder.

            20.4 Each Option and Award is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or Award or the issuance of Shares, no Options or Awards shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions as acceptable to the Committee.

            20.5 Notwithstanding anything contained in the Plan or any Agreement to the contrary, in the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations thereunder. The Committee may require any individual receiving Shares pursuant to an Option or Award granted under the Plan, as a condition precedent to receipt of such Shares, to represent and warrant to the Company in writing that the Shares acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder. The certificates evidencing any of such Shares shall be appropriately amended to reflect their status as restricted securities as aforesaid.

      21.   Miscellaneous.
            --------------

            21.1 Multiple Agreements. The terms of each Option or Award may differ from other Options or Awards granted under the Plan at the same time, or at some other time. The Committee may also grant more than one Option or Award to a given Eligible Individual during the term of the Plan, either in addition to, or in substitution for, one or more Options or Awards previously granted to that Eligible Individual.

            21.2  Withholding of Taxes.
                  ---------------------

                  (a) At such times as an Optionee or Grantee recognizes taxable income in connection with the receipt of Shares or cash hereunder (a "Taxable Event"), the Optionee or Grantee shall pay to the Company an amount equal to the federal, state and local income taxes and other amounts as may be required by law to be withheld by the Company in connection with the Taxable Event (the "Withholding Taxes") prior to the issuance, or release from escrow, of such Shares or the payment of such cash. The Company shall have the right to deduct from any payment of cash to an Optionee or Grantee an amount equal to the Withholding Taxes in satisfaction of the obligation to pay Withholding Taxes. In satisfaction of the obligation to pay Withholding Taxes to the Company, the Optionee or Grantee may make a written election (the "Tax Election"), which may be accepted or rejected in the discretion of the Committee, to have withheld a portion of the Shares then issuable to him or her having an aggregate Fair Market Value equal to the Withholding Taxes.

                  (b) If an Optionee makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any Share or Shares issued to such Optionee pursuant to the exercise of an Incentive Stock Option within the two-year period commencing on the day after the date of the grant or within the one-year period commencing on the day after the date of transfer of such Share or Shares to the Optionee pursuant to such exercise, the Optionee shall, within ten (10) days of such disposition, notify the Company thereof, by delivery of written notice to the Company at its principal executive office.

            21.3. Effective Date. The Plan shall be effective on the date on which it is adopted by the Board of Directors of the Company (the "Effective Date"); PROVIDED, HOWEVER, that any Awards granted under the Plan shall be subject to the requisite approval of the Stockholders of the Company.

                                        Annex IV to Proxy Statement/Prospectus

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS EXCHANGE RESTRUCTURING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION AS OF APRIL 22, 1998

PROSPECTUS

                              SALANT CORPORATION

[LOGO OF SALANT CORPORATION]

              OFFER TO EXCHANGE AND SOLICITATION OF ACCEPTANCES
                    OF PREPACKAGED PLAN OF REORGANIZATION

     Salant Corporation (the "Company"), upon the terms and subject to the conditions set forth in this Exchange Restructuring Prospectus and in the accompanying Letter of Transmittal and Ballot, as the same may be amended from time to time, hereby (A) offers to issue the following consideration in exchange for its outstanding 10-1/2% Senior Secured Notes due December 31, 1998 (the "Exchange Offer") and (B) solicits acceptances of a prepackaged plan of reorganization (the "Prepackaged Plan") of the Company under Chapter 11 of title 11 of the United States Code, as amended (the "Bankruptcy Code") from the holders of such securities (as described in more detail below, the "Noteholders") under which such securities would be exchanged for the same consideration offered in the Exchange Offer:

FOR EACH $1,000          THE EXCHANGING NOTEHOLDER (AS DEFINED HEREIN)
PRINCIPAL AMOUNT         WILL RECEIVE:
(TOGETHER WITH ALL
ACCRUED AND UNPAID
INTEREST THEREON) OF:

The Company's 10-1/2%    175.977555 shares of common stock, par value
Senior Secured Notes     $1.00 per share (the "New Common Stock"), of
due December 31, 1998    the Company or, in the aggregate, up to
(the "Senior Notes")     18,456,350 shares of New Common Stock (after
                         giving effect to the Reverse Split (as defined herein)). As a result of the Exchange Offer, each Noteholder will receive such Noteholder's pro rata portion (sharing with all other
                         Noteholders) of shares of New Common Stock equivalent to 92.5% of the outstanding New
                         Common Stock issued and outstanding immediately following consummation of the Exchange
                         Restructuring (as defined herein), subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan (as defined herein) and the Warrant Shares (as defined herein), and in the case of the Exchange Restructuring (as defined herein) only, the shares of New Common Stock issued under the Old Plans (as defined herein), based on the number of shares of Old Common Stock (as defined herein) outstanding as of ____ __, 1998.

THE EXCHANGE OFFER AND THE SOLICITATION PERIOD FOR ACCEPTANCES OF THE PREPACKAGED PLAN WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON _____ __, 1998 UNLESS EXTENDED (AS SUCH DATE MAY BE EXTENDED, THE "EXPIRATION DATE").

     The Exchange Offer is conditioned upon, among other things, (i) 100% of the aggregate principal amount of the Senior Notes being validly tendered and not withdrawn prior to the Expiration Date (the "Minimum Tender Condition"), and (ii) approval by the Stockholders (as defined herein) of each of the Restructuring Proposals (as defined herein). The Company's ability to seek confirmation of the Prepackaged Plan also depends upon certain minimum levels of acceptance thereof, as further set forth in this Exchange Restructuring Prospectus. If the Minimum Tender Condition and all other conditions to the consummation of the Exchange Offer are satisfied or waived, the Company intends to consummate the Exchange Offer. If the Exchange Offer is not consummated or not all of the Restructuring Proposals are approved by the Stockholders (as defined below) at the Stockholders' Meeting (as defined below), but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court (as defined herein), then the Company intends to pursue the financial restructuring of the Company by means of the filing of the Prepackaged Plan (the "Prepackaged Restructuring").

     An Annual Meeting of stockholders of the Company (the "Stockholders") will be held on _____ __, 1998 at __:_.m. New York City time (the "Stockholders' Meeting"), to consider and vote upon proposals (the "Restructuring Proposals") (i) to amend (the "Charter Amendment") the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") in order to effect (A) a ten-to-one reverse stock split (the "Reverse Split") of each outstanding share of common stock, par value $1.00 per share, of the Company (the "Old Common Stock"), into one-tenth of a share of New Common Stock and (B) an increase in the number of shares of New Common Stock authorized; (ii) to approve the issuance (the "Issuance") of (A) shares of New Common Stock to holders of Senior Notes in exchange for their Senior Notes and to Stockholders in exchange for their Old Common Stock upon consummation of the Exchange Restructuring, (B) the Warrants, and (C) shares of New Common Stock to holders of Warrants upon exercise of their Warrants (such shares of New Common Stock being hereinafter referred to as the "Warrant Shares"); and (iii) to elect new directors to the Board of Directors (the "Board") of the Company (the "Election of the New Board") upon consummation of the Exchange Restructuring. In addition, the Stockholders will be asked to (i) consider a proposal (the "Plan Proposal") to approve the adoption of the Salant Corporation 1998 Stock Award and Incentive Plan (the "Stock Award and Incentive Plan"); and (ii) ratify the appointment of Deloitte & Touche LLP as independent auditors to the Company (together with the Restructuring Proposals and the Plan Proposal, the "Proposals"). A Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"), further describing each of the Proposals, will be mailed to each Stockholder of the Company. If the Prepackaged Restructuring (as defined herein) is pursued and a petition is filed under the Bankruptcy Code, the Company expects that each of the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan.

     THE SUBSIDIARIES OF THE COMPANY WOULD NOT BE PARTIES TO THE PREPACKAGED PLAN, AND WOULD THEREFORE CONTINUE TO OPERATE IN THE ORDINARY COURSE OF BUSINESS AND WOULD NOT BECOME DEBTORS IN CONNECTION WITH THE PREPACKAGED RESTRUCTURING. THEREFORE, THE SUBSIDIARIES OF SALANT WOULD CONTINUE TO OPERATE IN THE ORDINARY COURSE OF BUSINESS DURING THE COMPANY'S CHAPTER 11 CASE. AS SUCH, THE PREPACKAGED PLAN WOULD NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE SUBSIDIARIES' OBLIGATIONS TO SUPPLIERS, EMPLOYEES, AND OTHER CREDITORS. IN ADDITION, THE PREPACKAGED PLAN PROVIDES FOR ALL PREPETITION UNSECURED CREDITORS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, TRADE CREDITORS, TO BE PAID IN FULL IN ACCORDANCE WITH THEIR TERMS, AND SUCH CREDITORS WOULD NOT, THEREFORE, BE IMPAIRED BY, AND WOULD BE DEEMED TO ACCEPT, THE PREPACKAGED PLAN, AND THEIR VOTE ON THE PREPACKAGED PLAN WOULD NOT BE SOUGHT.

     THE DATE OF THIS EXCHANGE RESTRUCTURING PROSPECTUS IS APRIL 22, 1998.

     SEE "RISK FACTORS" IN PART A ON PAGES [__] TO [__] FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE RESTRUCTURING (AS HEREINAFTER DEFINED) AND THE PREPACKAGED RESTRUCTURING (AS HEREINAFTER DEFINED). SEE "RISK FACTORS" IN THE DISCLOSURE STATEMENT (AS HEREINAFTER DEFINED) FOR A DISCUSSION OF CERTAIN ADDITIONAL RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE PREPACKAGED RESTRUCTURING.

     NEITHER THE SECURITIES OFFERED HEREBY NOR THE PREPACKAGED PLAN HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THESE TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THIS EXCHANGE RESTRUCTURING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The terms of the Exchange Offer and the Prepackaged Plan have been developed in the course of discussions by the Company with (i) Magten Asset Management Corp., the beneficial owner of, or the investment manager on behalf of the beneficial owners of ("Magten"), not less than $70 million in aggregate principal face amount of the Senior Notes (collectively, the "Magten Notes") and (ii) Apollo Apparel Partners, L.P. ("Apollo"), the beneficial owner of 5,924,352 shares (the "Apollo Shares") of the common stock, par value $1.00 per share (the "Old Common Stock"), which represents approximately 39.6% of the issued and outstanding shares of Old Common Stock. Magten, Apollo and the Company have entered into a letter agreement, dated March 2, 1998 (the "Letter Agreement") regarding the basic terms and conditions of a comprehensive consensual plan to restructure the Company to which Magten and Apollo would be willing to consent, subject to certain terms and conditions (the "Restructuring"). The Restructuring will convert all of the Company's indebtedness under the Senior Notes into New Common Stock. Pursuant to the Letter Agreement, Magten has agreed, among other things, to tender (or with respect to managed accounts, use its reasonable best efforts to cause to be tendered), subject to certain conditions, all of the Magten Notes pursuant to the Exchange Restructuring and, in the event the Prepackaged Plan is pursued, to vote all of the Magten Notes in favor of the Prepackaged Plan. In addition, pursuant to the Letter Agreement, Apollo agreed, among other things, to enter into a voting agreement with the Company, wherein Apollo would agree to vote all of the Apollo Shares in favor of each of the Restructuring Proposals and, in the event the Prepackaged Plan is required, to vote all of the Apollo Shares in favor of the Prepackaged Plan. As contemplated by the Letter Agreement, under the Restructuring, holders of 100% of the Old Common Stock of the Company as of the Record Date (as defined herein) will receive from the Company, in the aggregate, (a) 1,496,461 shares of New Common Stock (after giving effect to the Reverse Split), constituting 7.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan and the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Company's 1987 Stock Plan, 1988 Stock Plan, 1993 Stock Plan and 1996 Stock Plan (the "Old Plans") and (b) 2,216,979 warrants (the "Warrants") representing the right to purchase, in the aggregate, 2,216,979 additional shares of New Common Stock, constituting 10% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (on a fully diluted basis) subject to adjustment. The Warrants will be exercisable for seven years from the consummation of the Exchange Restructuring Date (the "Exchange Restructuring Date") at an exercise price of $6.2648 per share, and each Warrant would be exercisable for one share of New Common Stock, in each case, subject to adjustment. As contemplated by the Letter Agreement, under the Restructuring, the holders of the Senior Notes as of the Record Date will receive from the Company, in the aggregate, 18,456,350 shares of New Common Stock, constituting 92.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan and the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans.

     THE SENIOR NOTES TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN, SUBJECT TO THE PROCEDURES DESCRIBED HEREIN, AT ANY TIME BEFORE THEY ARE ACCEPTED FOR EXCHANGE BY THE COMPANY. VOTES ON THE PREPACKAGED PLAN MAY BE REVOKED, SUBJECT TO THE PROCEDURES DESCRIBED HEREIN, AT ANY TIME PRIOR TO THE EXPIRATION DATE. IF A BANKRUPTCY CASE HAS BEEN COMMENCED, REVOCATIONS OF SUCH VOTES THEREAFTER MAY BE EFFECTED ONLY WITH THE APPROVAL OF THE BANKRUPTCY COURT.

     THE COMPANY'S OBLIGATION TO ACCEPT THE SENIOR NOTES TENDERED PURSUANT TO THE EXCHANGE OFFER IS CONDITIONED ON, AMONG OTHER THINGS, (A) THE MINIMUM TENDER CONDITION AND (B) APPROVAL BY THE COMPANY'S STOCKHOLDERS OF EACH OF THE RESTRUCTURING PROPOSALS. THE COMPANY RESERVES THE RIGHT TO WAIVE ANY OF THE CONDITIONS TO THE EXCHANGE RESTRUCTURING BUT DOES NOT CURRENTLY INTEND TO WAIVE ANY CONDITION. PURSUANT TO THE LETTER AGREEMENT, MAGTEN'S PRIOR WRITTEN CONSENT IS REQUIRED FOR THE COMPANY TO WAIVE THE MINIMUM TENDER CONDITION.

     This Exchange Restructuring Prospectus includes information relating to the Exchange Offer and the Prepackaged Plan and is organized into a Summary followed by Parts A and B. Part A to this Exchange Restructuring Prospectus, entitled "The Exchange Restructuring" ("Part A"), contains information principally relevant to Noteholders in deciding whether to tender their Senior Notes pursuant to the Exchange Offer. Part B to this Exchange Restructuring Prospectus, entitled "Disclosure Statement with respect to Plan of Reorganization of Salant Corporation" including the appendices attached thereto (the "Disclosure Statement"), contains additional information principally relevant to Noteholders and Stockholders in deciding whether to vote for or against the Prepackaged Plan. Much of the information contained in the Disclosure Statement is also relevant to Noteholders in deciding whether to tender their Senior Notes pursuant to the Exchange Offer, and various sections of the Disclosure Statement are explicitly referenced, but are not repeated, in Part A. Although each part of this Exchange Restructuring Prospectus is relevant principally to the persons described in the preceding sentences, all recipients are urged to review this Exchange Restructuring Prospectus in its entirety.

     Regardless of whether a Noteholder completes a Letter of Transmittal, such Noteholder should duly complete and sign a Ballot in order to vote on the Prepackaged Plan. IF THE EXCHANGE OFFER IS NOT CONSUMMATED, BUT THE PREPACKAGED PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND CONSUMMATED, EACH NOTEHOLDER WOULD RECEIVE THE SAME CONSIDERATION OFFERED IN THE EXCHANGE OFFER WHETHER OR NOT SUCH NOTEHOLDER TENDERED IN THE EXCHANGE OFFER OR VOTED TO ACCEPT THE PREPACKAGED PLAN.

     Noteholders as of the Record Date are eligible to vote on the Prepackaged Plan. Only registered holders of Senior Notes, or persons who have obtained a properly completed note power from the registered holders thereof (for purposes of the Exchange Offer, each a "Noteholder" and collectively, the "Noteholders"), may tender in the Exchange Offer. NOTEHOLDERS ARE NOT REQUIRED TO TENDER THEIR SENIOR NOTES IN THE EXCHANGE OFFER IN ORDER TO VOTE ON THE PREPACKAGED PLAN. FAILURE BY A HOLDER TO SEND A DULY COMPLETED AND SIGNED BALLOT WILL BE DEEMED TO CONSTITUTE AN ABSTENTION BY SUCH HOLDER WITH RESPECT TO A VOTE ON THE PREPACKAGED PLAN. Abstentions will not be counted as votes for or against the Prepackaged Plan. Any Ballot which is executed by a holder but does not indicate an acceptance or rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan. See "TENDERING AND VOTING PROCEDURES" in Part A and "VOTING PROCEDURES AND REQUIREMENTS" in the Disclosure Statement which is Part B hereof.

     The Company is separately soliciting proxies to be voted at the Stockholders' Meeting, which will be held to consider proposals briefly described in the Summary hereof: (i) to approve the Charter Amendment; (ii) to approve the Issuance; (iii) to approve the Plan Proposal; (iv) to elect new directors pursuant to the Election of the New Board, and (v) to ratify the appointment of Deloitte & Touche LLP as independent auditors to the Company. Noteholders may obtain more detailed information with respect to the Stockholders' Meeting from the Proxy Statement/Prospectus which has been delivered to each Stockholder of the Company. Included with the Proxy Statement/Prospectus is a Proxy and Ballot for use by Stockholders (i) to vote on the Restructuring Proposals and (ii) to vote on the Prepackaged Plan. Copies of the Proxy Statement/Prospectus and the accompanying Proxy and Ballot may be obtained from the Company upon request to the Company at its principal executive offices. Each of the Restructuring Proposals is conditioned upon the approval by the Stockholders of each of the other Restructuring Proposals. If any or all of the Restructuring Proposals are not approved at the Stockholders' meeting, then none of the Restructuring Proposals will become effective. In addition, the Stockholder votes with respect to the Issuance and the Election of the New Board will not become effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of the State of Delaware and the Exchange Restructuring is consummated. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. However, the approval of the Stock Award and Incentive Plan is not a condition to the consummation of the Restructuring. If the Prepackaged Restructuring is pursued and a petition is filed under the Bankruptcy Code, the Company expects that each of the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan.

     THE BOARD UNANIMOUSLY RECOMMENDS THAT NOTEHOLDERS TENDER THEIR SENIOR NOTES IN THE EXCHANGE RESTRUCTURING. On April 21, 1998, at the Board's request, Ernst & Young LLP ("E&Y"), financial advisor to the Company, delivered to the Board a written opinion that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by Stockholders pursuant to the Restructuring is fair to public Stockholders from a financial point of view. E&Y subsequently delivered to the Board their written opinion that, as of the date of Proxy Statement/Prospectus and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by Stockholders pursuant to the Restructuring is fair to public Stockholders from a financial point of view. See "FAIRNESS OPINION" in Part A.

     The proposed financial restructuring of the Company in connection with the Exchange Offer, as described herein, is referred to as the "Exchange Restructuring." The proposed financial restructuring of the Company pursuant to the Prepackaged Plan, as described herein, is referred to as the "Prepackaged Restructuring." The term "Restructuring" as used herein means the financial restructuring of the Company pursuant to either the Exchange Restructuring or the Prepackaged Restructuring.

     The Old Common Stock is currently traded on the New York Stock Exchange (the "NYSE") and is quoted on the NYSE under the symbol "SLT". On _____ __, 1998, the closing sale price for the Old Common Stock was $[ ] per share. The Company expects that the New Common Stock and the Warrants will be eligible for listing and will be listed for trading on the NYSE. However, there can be no assurance that the New Common Stock and/or the Warrants will be listed for trading on the NYSE. If the Company is unable to have the New Common Stock and the Warrants listed for trading on the NYSE upon consummation of the Restructuring, the Company will use its best efforts to cause all New Common Stock and Warrants to be quoted on the National Market System (the "National Market System") of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or to be listed on another national securities exchange. However, there is no assurance that the Company would be successful in such efforts.

     BECAUSE NO PREPACKAGED BANKRUPTCY CASE HAS BEEN FILED, NEITHER THIS EXCHANGE RESTRUCTURING PROSPECTUS NOR THE DISCLOSURE STATEMENT INCLUDED HEREIN HAVE BEEN APPROVED BY THE BANKRUPTCY COURT WITH RESPECT TO THE ADEQUACY OF THE INFORMATION CONTAINED HEREIN OR THEREIN. IF SUCH A CASE IS SUBSEQUENTLY COMMENCED, THE COMPANY INTENDS TO SEEK AN ORDER OF THE BANKRUPTCY COURT DETERMINING THAT THE SOLICITATION OF VOTES ON THE PREPACKAGED PLAN WAS IN COMPLIANCE WITH SECTION 1126(b) OF THE BANKRUPTCY CODE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS EXCHANGE RESTRUCTURING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     This Exchange Restructuring Prospectus, the Letter of Transmittal and the applicable Ballot and Master Ballot are first being mailed to Noteholders on or about _____ __, 1998.

                            AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Exchange Restructuring Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission in the manner set forth below. For further information with respect to the Company and to the securities offered hereby, reference is made to the Registration Statement, and the financial schedules and exhibits filed as a part thereof and the exhibits thereto. Statements contained in this Exchange Restructuring Prospectus as to the terms of any contract or other documents are not necessarily complete and, in each case, reference is made to the copy of each such contract or other document that has been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports and other information filed by the Company with the Commission, as well as the Registration Statement and the exhibits thereto, can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's regional offices located 700 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web Site that contains reports, proxy and information statements, and other information regarding the Company and other registrants that file electronically with the Commission. The address of such site is: http://www.sec.gov. In addition, the Old Common Stock is listed and traded on the NYSE, and such reports, proxy statements and other information concerning the Company should be available for inspection and copying at the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

     THIS EXCHANGE RESTRUCTURING PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY REQUESTED), ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS EXCHANGE RESTRUCTURING PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST DIRECTED TO SALANT CORPORATION, ATTENTION: TODD KAHN, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, 1114 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10036, TELEPHONE NUMBER (212) 221-7500. IN ORDER TO ASSURE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE EXPIRATION DATE, ANY REQUEST SHOULD BE RECEIVED BY ______ __, 1998. COPIES OF SUCH DOCUMENTS WILL ALSO BE AVAILABLE UPON REQUEST THEREAFTER UNTIL THE EXCHANGE RESTRUCTURING DATE (AS HEREINAFTER DEFINED).

     No person has been authorized to give any information or to make any representation in connection with the Exchange Offer, the Prepackaged Plan or the solicitation of votes for the Prepackaged Plan, other than those contained in this Exchange Restructuring Prospectus and in the exhibits attached hereto or incorporated by reference or referred to herein. If given or made, such other information or representation may not be relied upon as having been authorized by the Company. This Exchange Restructuring Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those to which it relates, or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Exchange Restructuring Prospectus nor any distribution of securities hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof. Any estimates of Claims (as defined herein) and Interests (as defined herein) set forth in this Exchange Restructuring Prospectus may vary from the final amounts of Claims or Interests allowed by the Bankruptcy Court.

                         FORWARD LOOKING INFORMATION

     Certain of the financial information contained herein contains forward-looking statements within the meaning of Section 27A of the Securities Act. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The works "believe," "expect," "estimate," "project," "seek," "anticipate" and similar expression may identify forward-looking statements.

     Taking into account the foregoing, the risk factors set-forth in this Exchange Restructuring Prospectus are identified as important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.


                              TABLE OF CONTENTS

                                                                          PAGE


AVAILABLE INFORMATION......................................................vii

FORWARD LOOKING INFORMATION...............................................viii

PART A -- THE EXCHANGE RESTRUCTURING PROSPECTUS

INDEX OF CERTAIN DEFINED TERMS.............................................A-i

SUMMARY....................................................................A-1

   THE COMPANY.............................................................A-1
   BACKGROUND OF THE RESTRUCTURING.........................................A-1
   THE EXCHANGE OFFER AND PREPACKAGED PLAN.................................A-5
   SUMMARY DISTRIBUTION TABLE..............................................A-5
   COMPARISON OF EXCHANGE RESTRUCTURING AND PREPACKAGED RESTRUCTURING.....A-12
   PURPOSE OF THE RESTRUCTURING...........................................A-14
   RISK FACTORS...........................................................A-15
      Risk Factors Relating to the Exchange Restructuring and the
         Prepackaged Restructuring........................................A-15
      Additional Risk Factors Relating to the Prepackaged Restructuring...A-15
   TENDERING AND VOTING PROCEDURES........................................A-16
   STOCKHOLDERS' MEETING..................................................A-19
   DESCRIPTION OF WARRANTS................................................A-22
   DESCRIPTION OF NEW CREDIT AGREEMENT....................................A-23
   DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT...........................A-24
   DESCRIPTION OF RIGHTS PLAN.............................................A-24
   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION..................A-25
   CAPITALIZATION.........................................................A-27

RISK FACTORS..............................................................A-28

      Risk of Nonconsummation of the Restructuring........................A-28
      Company Results of Operations Subject to Variable Influences;
         Intense Competition..............................................A-28
      Dilution............................................................A-28
      Limitation on Use of Net Operating Losses...........................A-29
      Change in Priority..................................................A-29
      Lack of Trading Market for New Common Stock; Volatility; Potential
         De-Listing of the New Common Stock...............................A-29
      Possible Volatility of Stock Price; Effect of Restructuring on
         Stock Price......................................................A-29
      Concentrated Ownership of New Common Stock..........................A-30
      Absence of and/or Restrictions on Dividends.........................A-30
      History of Losses; Effect of Transaction............................A-30
      Cash Flow from Operations...........................................A-30
      Declines in Net Sales and Gross Profits.............................A-31
      Retail Environment..................................................A-31
      Apparel Industry Cycles and Other Economic Factors..................A-32
      Seasonality and Fashion Risk........................................A-32
      Dependence on Certain Customers and Licensees; Effect of
         Restructuring on Licenses........................................A-32
      Foreign Operations and Sourcing; Import Restrictions................A-33
      Dependence on Contract Manufacturing................................A-33
      Information Systems and Control Procedures..........................A-33
      Leverage and Debt Service...........................................A-34
      Restrictive Covenants...............................................A-34
      Need for Sustained Trade Support....................................A-34

BACKGROUND OF RESTRUCTURING...............................................A-35

      Background of the Restructuring.....................................A-35
      The Letter Agreement................................................A-36
      The Voting Agreement................................................A-39
      The Waiver and Forbearance Under the Credit Agreement...............A-40

PURPOSE OF THE RESTRUCTURING..............................................A-41

RESTRUCTURING FINANCIAL CONSIDERATIONS....................................A-42

      Background of the Restructuring Financial Analysis..................A-42
      Fairness Opinion....................................................A-42
      The Three-Year Business Plan........................................A-46
      Liquidation Analysis................................................A-47

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.....................A-48

SALANT CORPORATION NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
     STATEMENTS...........................................................A-51

PROJECTED CONSOLIDATED FINANCIAL INFORMATION..............................A-52

   PROJECTED CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS..............A-55
   PROJECTED CONDENSED CONSOLIDATED BALANCE SHEETS........................A-56
   PROJECTED STATEMENTS OF CONSOLIDATED CASH FLOWS........................A-57

BUSINESS AND PROPERTIES OF THE COMPANY....................................A-58

FISCAL YEAR...............................................................A-59

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION....................A-64

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
     OF OPERATIONS........................................................A-65

TENDERING AND VOTING PROCEDURES...........................................A-76

      The Restructuring...................................................A-76
      General.............................................................A-76
      Interest on Senior Notes............................................A-77
      Expiration Date; Extensions; Amendments.............................A-77
      How to Tender in the Exchange Offer.................................A-78
      Tenders--Additional Information.....................................A-78
      Withdrawal of Tenders and Revocation of Votes.......................A-80
      Conditions..........................................................A-81

VOTING ON THE PREPACKAGED PLAN............................................A-82


DESCRIPTION OF NEW COMMON STOCK...........................................A-83

      Distributions.......................................................A-83
      Voting..............................................................A-83
      Election of Directors...............................................A-83
      Shares Reserved In Connection With Salant II Chapter 11 Plan........A-84
   DESCRIPTION OF CHARTER AMENDMENT.......................................A-84
   SALANT CORPORATION 1998 STOCK AWARD AND INCENTIVE PLAN.................A-85
      Purpose of the Stock Award and Incentive Plan.......................A-85
      Eligibility.........................................................A-85
      Plan Administration and Shares Subject to the Stock Award and
         Incentive Plan...................................................A-86
      Awards..............................................................A-86
      Change In Control...................................................A-87
      Transferability.....................................................A-87
      Certain Federal Income Tax Considerations...........................A-87
      New Plan Benefits...................................................A-89
   DESCRIPTION OF REGISTRATION RIGHTS PLAN................................A-89
   DESCRIPTION OF RIGHTS PLAN.............................................A-89

DESCRIPTION OF CERTAIN EXISTING INDEBTEDNESS OF THE COMPANY...............A-90

      General.............................................................A-90
      Revolving Credit Agreement..........................................A-90
      The Senior Notes....................................................A-91

MARKET FOR OLD COMMON STOCK AND RELATED STOCKHOLDER MATTERS...............A-92

MARKET PRICES OF THE SENIOR NOTES.........................................A-94

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.................................A-95

      Federal Income Tax Consequences to Noteholders......................A-95
      Market Discount.....................................................A-95
      Federal Income Tax Consequences to the Company......................A-96
      Limitation on Net Operating Loss Carryovers.........................A-96

INFORMATION REGARDING NOMINEES............................................A-96

   POST RESTRUCTURING STOCK OPTION GRANTS.................................A-97
      Exchange Restructuring..............................................A-97
      Prepackaged Restructuring...........................................A-97

CERTAIN AFFILIATE TRANSACTIONS............................................A-99

PAYMENTS TO MANAGEMENT....................................................A-99

ADVISORS AND REPRESENTATIVES..............................................A-99

ESTIMATED FEES AND EXPENSES..............................................A-100

LEGAL MATTERS............................................................A-101

EXPERTS..................................................................A-101

PART B--DISCLOSURE STATEMENT

GLOSSARY...................................................................B-i

I.    INTRODUCTION.........................................................B-

   A. GENERAL..............................................................B-1
   B. THE COMPANY..........................................................B-3
   C. CONSUMMATION OF THE RESTRUCTURING....................................B-3
      1. Exchange Restructuring............................................B-3
      2. Prepackaged Restructuring.........................................B-4
   D. SUMMARY OF CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS......B-5
   E. NOTICE TO HOLDERS OF CLAIMS AND INTERESTS............................B-8

II.   BUSINESS AND PROPERTIES OF THE COMPANY...............................B-9

   A. GENERAL..............................................................B-9
      1. Introduction......................................................B-9
      2. Men's Apparel.....................................................B-9
      3. Children's Sleepwear and Underwear................................B-9
      4. Retail Outlet Stores.............................................B-10
      5. Principal Product Lines..........................................B-10
      6. Trademarks Owned by the Company and Related Licensing Income.....B-11
      7. Trademarks Licensed to the Company...............................B-11
      8. Design and Manufacturing.........................................B-12
      9. Raw Materials....................................................B-12
      10. Employees.......................................................B-12
      11. Competition.....................................................B-13
      12. Environmental Regulations.......................................B-13
      13. Made in the Shade - Discontinued Operation......................B-13
      14. Vera Scarf Division - Discontinued Operation....................B-13
      15. Acquisition of JJ. Farmer.......................................B-13
      16. Bankruptcy Court Cases..........................................B-13
      17. Recent Events...................................................B-14
   B. PROPERTIES..........................................................B-14
   C. LEGAL PROCEEDINGS...................................................B-14

III.  SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION..............B-16

IV.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
       RESULTS OF OPERATIONS..............................................B-17

   A. OVERVIEW............................................................B-17
   B. RESULTS OF OPERATIONS...............................................B-17
   C. LIQUIDITY AND CAPITAL RESOURCES.....................................B-23
   D. YEAR 2000 COMPLIANCE................................................B-26
   E. SEASONALITY.........................................................B-26
   F. BACKLOG.............................................................B-26
   G. FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION......B-26
      1. Substantial Level of Indebtedness and the Ability to Restructure
         Debt.............................................................B-27
      2. Competition......................................................B-27
      3. Apparel Industry Cycles and other Economic Factors...............B-27
      4. Retail Environment...............................................B-27
      5. Seasonality of Business and Fashion Risk.........................B-27
      6. Foreign Operations...............................................B-27
      7. Dependence on Contract Manufacturing.............................B-28

V.    BACKGROUND OF THE RESTRUCTURING.....................................B-28

   A. BACKGROUND OF THE RESTRUCTURING.....................................B-28
   B. THE LETTER AGREEMENT................................................B-30
   C. THE VOTING AGREEMENT................................................B-33
   D. THE WAIVER AND FORBEARANCE UNDER THE CREDIT AGREEMENT...............B-33

VI.   PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING...............B-34

   A. PURPOSE OF THE PREPACKAGED RESTRUCTURING............................B-34
   B. EFFECTS OF THE PREPACKAGED RESTRUCTURING............................B-36
      1. Dilution of Equity Interests.....................................B-36
      2. Provisions For Employees.........................................B-37

VII.  THE CHAPTER 11 CASE.................................................B-38

   A. TIMETABLE FOR THE CHAPTER 11 CASE...................................B-38
   B. COMMITTEES..........................................................B-38
   C. ACTIONS TO BE TAKEN UPON COMMENCEMENT OF CASE.......................B-39
      1. Applications to Retain Professionals.............................B-39
      2. Motion to Waive Filing of Schedules and Statement of Financial
         Affairs..........................................................B-39
      3. Motion To Mail Notices And To Provide Only Publication Notice
         Of Meeting Of Creditors To Unimpaired Creditors..................B-39
      4. Motion to Continue Using Existing Bank Accounts, Payroll
         Accounts and Business Forms......................................B-39
      5. Motion for Authority to Pay Prepetition Employee Wages and
         Associated Benefits..............................................B-40
      6. Motion for Authority to Maintain Workers' Compensation
         Insurance Policies and to Pay Prepetition Workers' Compensation
         Claims...........................................................B-40
      7. Chapter 11 Financing.............................................B-40
      8. Motion to Honor Commission and Expense Checks....................B-40
      9. Motion Restraining and Enjoining Utilities from Discontinuing
         Service..........................................................B-40
      10. Motion to Pay Custom Duties, Broker Charges, Shipping Charges
         and Related Possessory Liens.....................................B-40
      11. Disclosure Statement/Confirmation Hearings......................B-40

VIII. OFFICERS AND DIRECTORS..............................................B-41

   A. DIRECTORS...........................................................B-41
   B. EXECUTIVE OFFICERS..................................................B-43

IX.   SUMMARY OF THE PREPACKAGED PLAN.....................................B-43

   A. BRIEF EXPLANATION OF CHAPTER 11.....................................B-43
   B. GENERAL INFORMATION CONCERNING TREATMENT OF CLAIMS AND INTERESTS....B-43
   C. CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS................B-44
      1. Unclassified Claims..............................................B-46
      2. Classified Claims And Interests..................................B-47
   D. SECURITIES TO BE ISSUED AND TRANSFERRED UNDER THE PREPACKAGED PLAN..B-49
      1. The New Common Stock.............................................B-50
      2. The Warrants.....................................................B-50
      3. Market And Trading Information...................................B-52
   E. SOURCES OF CASH TO MAKE PREPACKAGED PLAN DISTRIBUTIONS..............B-52
   F. EXECUTORY CONTRACTS AND UNEXPIRED LEASES............................B-52
      1. Generally........................................................B-52
      2. Assumption and Rejection.........................................B-53
      3. Bar Date for Rejection Damages...................................B-53
   G.  IMPLEMENTATION OF THIS PLAN........................................B-53
      1. Vesting of Property..............................................B-53
      2. Transactions on Business Days....................................B-53
      3. Restated Certificate of Incorporation; Restated By-Laws..........B-54
      4. Implementation...................................................B-54
      5. Issuance of New Securities.......................................B-54
      6. Cancellation of Existing Securities and Agreements...............B-54
      7. Board of Directors of Reorganized Salant.........................B-54
      8. Employee Benefit Plans...........................................B-54
      9. The Stock Award and Incentive Plan...............................B-55
      10. Survival of Indemnification Obligations.........................B-55
      11. Listing of New Common Stock; Registration of Securities.........B-55
      12. Retention and Enforcement of Causes of Action...................B-55
   H.  PROVISIONS COVERING DISTRIBUTIONS..................................B-55
      1. Timing of Distributions Under the Prepackaged Plan...............B-55
      2. Allocation of Consideration......................................B-56
      3. Cash Payments....................................................B-56
      4. Payment of Statutory Fees........................................B-56
      5. No Interest......................................................B-56
      6. Fractional Securities............................................B-56
      7. Withholding of Taxes.............................................B-56
      8. Pro Rata Distribution............................................B-57
      9. Distribution Record Date.........................................B-57
      10. Persons Deemed Holders of Registered Securities.................B-57
      11. Surrender of Existing Securities................................B-57
      12. Special Procedures for Lost, Stolen, Mutilated or Destroyed
         Instruments......................................................B-58
      13. Undeliverable or Unclaimed Distributions........................B-58
   I.  PROCEDURES FOR RESOLVING DISPUTED CLAIMS...........................B-58
      1. Objections to Claims.............................................B-58
      2. Procedure........................................................B-58
      3. Payments and Distributions With Respect to Disputed Claims.......B-59
      4. Timing of Payments and Distributions With Respect to Disputed
          Claims..........................................................B-59
      5. Individual Holder Proofs of Interest.............................B-59
   J.  DISCHARGE, INJUNCTION, RELEASES AND SETTLEMENTS OF CLAIMS..........B-59
      1. Discharge of All Claims and Interests and Releases...............B-59
      2. Injunction.......................................................B-60
      3. Exculpation......................................................B-60
      4. Guaranties and Claims of Subordination...........................B-60
   K.  CONDITIONS PRECEDENT TO CONFIRMATION ORDER AND EFFECTIVE DATE......B-61
      1. Conditions Precedent to Entry of the Confirmation Order..........B-61
      2. Conditions Precedent to the Effective Date.......................B-61
      3. Waiver of Conditions.............................................B-61
      4. Effect of Failure of Conditions..................................B-62
   L.  MISCELLANEOUS PROVISIONS...........................................B-62
      1. Bankruptcy Court to Retain Jurisdiction..........................B-62
      2. Binding Effect of this Plan......................................B-62
      3. Nonvoting Stock..................................................B-62
      4. Authorization of Corporate Action................................B-63
      5. Retiree Benefits.................................................B-63
      6. Withdrawal of the Prepackaged Plan...............................B-63
      7. Dissolution of Statutory Committees..............................B-63
      8. Fees, Costs and Expenses of Indenture Trustee....................B-63
      9. Amendments and Modifications to the Prepackaged Plan.............B-63
      10. Section 1125(e) of the Bankruptcy Code..........................B-64

X.   DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT.........................B-64

XI.   DESCRIPTION OF NEW CREDIT AGREEMENT.................................B-64

XII.   DESCRIPTION OF STOCK AWARD AND INCENTIVE PLAN......................B-65

   A. PURPOSE OF THE STOCK AWARD AND INCENTIVE PLAN.......................B-65
   B. ELIGIBILITY.........................................................B-65
   C. PLAN ADMINISTRATION AND SHARES SUBJECT TO THE STOCK AWARD AND
      INCENTIVE PLAN......................................................B-65
   D. AWARDS..............................................................B-66
   E. CHANGE IN CONTROL...................................................B-67
   F. TRANSFERABILITY.....................................................B-67
   G. CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...........................B-67
   H. TREATMENT OF OLD OPTIONS............................................B-68

XIV.  RISK FACTORS........................................................B-68
   A. DISRUPTION OF OPERATIONS RELATING TO BANKRUPTCY FILING..............B-68
   B. CERTAIN RISKS OF NON-CONFIRMATION...................................B-69
   C. CERTAIN BANKRUPTCY CONSIDERATIONS...................................B-70
      1. Treatment Of The Warrants........................................B-70
      2. Failure To File Prepackaged Plan.................................B-70
      3. Effect On Operations.............................................B-71
      4. Nonconsensual Confirmation.......................................B-71
   D. ADDITIONAL RISK FACTORS.............................................B-71
      1. Company Results of Operations Subject to Variable Influences;
         Intense Competition..............................................B-71
      2. Dilution.........................................................B-72
      3. Limitation on Use of Net Operating Losses........................B-72
      4. Lack of Trading Market for Warrants and New Common Stock;
         Volatility; Potential De-Listing of the New Common Stock.........B-72
      5. Possible Volatility of Stock Price; Effect of Restructuring on
         Stock Price......................................................B-73
      6. Concentrated Ownership of New Common Stock.......................B-73
      7. Absence of and/or Restriction on Dividends.......................B-73
      8. History of Losses; Effect of Transaction.........................B-74
      9. Cash Flow From Operations........................................B-74
      10. Declines in Net Sales and Gross Profits.........................B-74
      11. Retail Environment..............................................B-75
      12. Apparel Industry Cycles and Other Economic Factors..............B-75
      13. Seasonality and Fashion Risk....................................B-75
      14. Dependence on Certain Customers and Licensees; Effect of
          Restructuring on Licenses.......................................B-75
      15. Foreign Operations and Sourcing; Import Restrictions............B-76
      16. Dependence on Contract Manufacturing............................B-76
      17. Information Systems and Control Procedures......................B-77
      18. Leverage and Debt Service.......................................B-77
      19. Restrictive Covenants...........................................B-77
      20. Need for Sustained Trade Support................................B-78

XV.   OWNERSHIP OF OLD COMMON STOCK.......................................B-79

XVI.  MARKET FOR OLD COMMON STOCK AND RELATED STOCKHOLDER MATTERS.........B-80

XVII. MARKET PRICES OF THE SENIOR NOTES...................................B-83

XVIII.APPLICATION OF SECURITIES ACT.......................................B-83

   A. THE SOLICITATION....................................................B-83
   B. ISSUANCE AND RESALE OF NEW SECURITIES UNDER THE PREPACKAGED PLAN....B-84

XIX.  PREPACKAGED RESTRUCTURING ACCOUNTING TREATMENT......................B-84

XX.   DESCRIPTION OF INDEBTEDNESS OF THE COMPANY..........................B-88

   A. REVOLVING CREDIT AGREEMENT..........................................B-88
   B. THE SENIOR NOTES....................................................B-90

XXI.  FINANCIAL PROJECTIONS AND ASSUMPTIONS USED..........................B-91

   A. GENERAL ASSUMPTIONS.................................................B-91
   B. THE THREE-YEAR BUSINESS PLAN........................................B-93

XXII. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PREPACKAGED PLAN.....B-97

   A. FEDERAL INCOME TAX CONSEQUENCES TO SALANT...........................B-97
      1. Cancellation Of Indebtedness Income..............................B-97
      2. Limitation On Net Operating Loss Carryovers......................B-97
   B. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF SENIOR NOTES..........B-97
      1. General..........................................................B-97
      2. Market Discount..................................................B-98
   C. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF OLD COMMON STOCK......B-98
      1. General..........................................................B-98
      2. Disposition......................................................B-98
      3. Exercise Or Lapse Of Warrants....................................B-98
      4. Adjustment To Exercise Price.....................................B-99

XXIII.FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF
        CREDITORS TEST....................................................B-99

   A. CONFIRMATION HEARING................................................B-99
   B. FEASIBILITY OF THE PREPACKAGED PLAN.................................B-100
   C. BEST INTERESTS TEST.................................................B-101
   D. NONCONSENSUAL CONFIRMATION..........................................B-107
      1. No Unfair Discrimination.........................................B-108
      2. Fair and Equitable Test..........................................B-108

XXIV. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PREPACKAGED
       PLAN...............................................................B-108

   A. CONTINUATION OF THE CHAPTER 11 CASE.................................B-108
   B. LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11...........................B-109

XXV.  VOTING AND CONFIRMATION OF THE PREPACKAGED PLAN.....................B-109

   A. VOTING PROCEDURES FOR PREPACKAGED PLAN AND REQUIREMENTS.............B-110
   B. WHO MAY VOTE........................................................B-111
   C. PROCEDURES FOR HOLDERS OF OLD SECURITIES TO VOTE ON
       PREPACKAGED PLAN...................................................B-111
   D. BENEFICIAL OWNERS OF OLD SECURITIES................................B-112
   E. BROKERAGE FIRMS, BANKS AND OTHER NOMINEES..........................B-112
   F. SECURITIES CLEARING AGENT..........................................B-113
   G. INCOMPLETE BALLOTS.................................................B-113
   H. VOTING DEADLINE AND EXTENSIONS.....................................B-113
   I. WITHDRAWAL OF VOTES ON THE PREPACKAGED PLAN........................B-113
   J. INFORMATION AGENT..................................................B-114

XXVI. CONCLUSION.........................................................B-114

















                                    PART A



                    THE EXCHANGE RESTRUCTURING PROSPECTUS
















                        INDEX OF CERTAIN DEFINED TERMS

     As used in this Exchange Restructuring Prospectus, the following are the meanings for the terms set forth below:

"1995 Business Plan"..........means the business plan formulated in fiscal
                              1995 to improve the Company's overall liquidity.

"Apollo"......................means Apollo Apparel Partners, L.P., a Delaware limited partnership, in its capacity as the beneficial owner of 5,924,352 shares of Old Common Stock.

"Ballots" ....................means the forms to be distributed to vote on the Prepackaged Plan, included herewith.

"Bankruptcy Code" ............means title 11 of the United States Code, as amended from time to time.

"Bankruptcy Court" ...........means the United States Bankruptcy Court for the Southern District of New York.

"Board" ......................means the Board of Directors of the Company.

"By-Laws" ....................means the By-Laws, as amended, of the Company.

"Certificate of
 Incorporation" ..............means the Amended and Restated
                              Certificate of Incorporation of the Company.

"Charter Amendment" ..........means the proposed Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation, as more fully described herein.

"CIT" ........................means The CIT Group/Commercial Services, Inc., the lender under the Credit Agreement.

"Claim" ......................means any right to (a) payment from the
                              Company, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (b) an equitable remedy for breach of performance if such breach gives rise to a right to payment from the Company, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

"Commission" .................means the Securities and Exchange Commission.

"Company" ....................means, unless the context otherwise requires,
                              Salant Corporation, a Delaware corporation, and its wholly owned subsidiaries.

"Credit Agreement" ...........means the Revolving Credit, Factoring and
                              Security Agreement, dated as of September 20, 1993, as amended, modified or supplemented from time to time.

"Deloitte & Touche" ..........means Deloitte & Touche LLP, accountants to the
                              Company.

"Depositary" .................means __________, the entity which will act as agent for the tendering Noteholders for the purposes of receiving New Common Stock from the Company and transmitting such New Common Stock to tendering Noteholders.

"Disclosure Statement" .......means Part B of the Exchange Restructuring
                              Prospectus, entitled "THE PREPACKAGED
                              RESTRUCTURING DISCLOSURE STATEMENT," including the appendices attached thereto.

"Election of the
 New Board" ..................means the election of new directors to the
                              Board as of the Exchange Restructuring Date.

"Exchange Act" ...............means the Securities Exchange Act of 1934, as amended.

"Exchange Offer" .............means the Company's offer to exchange shares of
                              New Common Stock for the Senior Notes pursuant to the terms of the Exchange Restructuring.

"Exchange Restructuring" .....means the proposed financial restructuring of the Company, as more fully set forth herein.

"Exchange
 Restructuring Date" .........means the date of consummation of the
                              Restructuring.

"Exchange Restructuring
 Prospectus" .................means the Prospectus to be delivered to the Noteholders in connection with the Exchange Offer and the Prepackaged Plan, included herein as Part A.

"Exercise Price" .............means $6.2648  per share, subject to adjustment.

"Expiration Date" ............means, with respect to the Exchange Offer and the solicitation of acceptances of the
                              Prepackaged Plan, 5:00 p.m., New York City time, on ______ __, 1998, unless the Company, in its sole discretion, extends the Exchange Offer or solicitation period, in which case the term "Expiration Date" for the Exchange Offer or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended.

"E&Y" ........................means Ernst & Young LLP, financial advisor to the Company in connection with the
                              Restructuring.

"Fiscal 1997" ................means the fiscal year of the Company for accounting purposes which ended on January 3, 1998.

"Forbearance Agreement" ......means the Twelfth Amendment and Forbearance
                              Agreement, dated as of March 2, 1998, by and
                              between the Company and CIT, and included as
                              Exhibit [   ] to the Company's Registration
                              Statement on Form S-4 of which this Exchange
                              Restructuring Prospectus is a part.

"GAAP" .......................means generally accepted accounting principles.

"Indenture" ..................means the Indenture, dated September 20, 1993, as amended, between the Company and Bankers
                              Trust Company, as Trustee, relating to the Senior Notes.

"Interests" ..................means the equity interests in the Company, including, but not limited to, shares of common stock and shares of preferred stock of the company and any options, warrants, calls, subscriptions or other similar rights or agreements, commitments or outstanding securities obligating the Company to issue, transfer or sell any shares of capital stock of the Company.

"Issuance" ...................means the issuance of (i) the shares of New
                              Common Stock to the Noteholders in exchange for their Senior Notes and to the Stockholders in exchange for their Old Common Stock; (ii) the Warrants; and (iii) the shares of New Common Stock to holders of Warrants upon exercise of their Warrants, pursuant to the Exchange Restructuring.

"Letter Agreement" ...........means that certain letter agreement, dated
                              March 2, 1998, among Magten, Apollo and the
                              Company, regarding the basic terms and
                              conditions of the Restructuring, and filed as
                              Exhibit [   ] to the Company's Registration
                              Statement on Form S-4 of which this Exchange
                              Restructuring Prospectus is a part.

"Letter of Transmittal" ......means the letter of transmittal mailed to the
                              Stockholders with the Proxy
                              Statement/Prospectus or to the Noteholders with the Exchange Restructuring Prospectus, as applicable.

"Magten" .....................means Magten Asset Management Corp., a New York corporation, in its capacity as the beneficial owner, or the investment manager on behalf of the beneficial owners of, not less than $70 million in aggregate principal face amount of the Senior Notes as of April 1, 1998.

"Master Ballots" .............means ballots to be voted on behalf of beneficial owners of Old Common Stock with respect to the Prepackaged Plan by such beneficial owners' broker or other record holder of such shares.

"Minimum
 Tender Condition" ...........means the condition to the Exchange Offer requiring 100% of the aggregate principal amount of the Senior Notes to be validly tendered and not withdrawn prior to the Expiration Date.

"NASD" .......................means the National Association of Securities
                              Dealers, Inc.

"New Common Stock" ...........means shares of common stock, par value $1.00 per share, of the Company to be issued pursuant to the Restructuring.

"New Credit Agreement" .......means the agreement in respect of a new working capital facility to be entered into by the Company and either CIT or another working capital lender on the Exchange Restructuring Date, and which will replace the Company's current working capital facility under the Credit Agreement.

"Noteholders" ................means the holders of the Senior Notes.

"NYSE" .......................means the New York Stock Exchange, Inc.

"Old Common Stock" ...........means the issued and outstanding common stock, par value $1.00 per share, of the Company authorized prior to the Restructuring.

"Old Plans" ..................means the Company's 1987 Stock Plan, 1988 Stock
                              Plan, 1993 Stock Plan and 1996 Stock Plan.

"Prepackaged Plan" ...........means the prepackaged plan of reorganization of the Company under Chapter 11 of the Bankruptcy Code contemplated by the Prepackaged Restructuring and attached hereto as Appendix I.

"Prepackaged
 Restructuring" ..............means the proposed financial restructuring of the Company pursuant to the Prepackaged Plan, as more fully described herein.

"Plan Proposal" ..............means the proposal to approve the adoption of the Stock Award and Incentive Plan.

"Proposals" ..................means collectively the (A) proposal to ratify
                              Deloitte & Touche as independent auditors, (B) the Plan Proposal, and (C) the Restructuring Proposals.

"Proxy" ......................means the proxy card mailed to Stockholders, together with the Proxy Statement/Prospectus which also serves as a Letter of Transmittal for the Stockholder.

"Proxy
 Statement/Prospectus" .......means the Proxy Statement/Prospectus of the
                              Company mailed to Stockholders in connection with the Stockholders' Meeting.

"Record Date" ................means _____ __, 1998.

"Registration Statement" .....means the Registration Statement on Form S-4 that the Company filed with the Commission under the Securities Act, with respect to the securities offered hereby.

"Restructuring Proposals" ....means the proposals of the Board that are described herein (A) to approve the Charter
                              Amendment, (B) to approve the Issuance, and (C) to elect new directors pursuant to the Election of the New Board.

"Reorganized Salant" .........means Salant Corporation, from and after consummation of the Prepackaged Restructuring.

"Restructuring" ..............means the financial restructuring of the
                              Company pursuant to either the Exchange
                              Restructuring or the Prepackaged Restructuring, as the case may be.

"Reverse Split" ..............means the ten-to-one reverse stock split of the
                              Company's common stock to be effected pursuant to the Charter Amendment.

"Rights Plan" ................means the shareholder rights plan between the
                              Company and Chase Manhattan Bank, N.A., as rights agent, dated December 8, 1987, as amended.

"Securities Act" .............means the Securities Act of 1933, as amended.

"Senior Notes" ...............means the 10-1/2% Senior Secured Notes due
                              December 31, 1998, of the Company that were issued pursuant to the Indenture.

"Series A
 Preferred Stock" ............means the 50,000 shares of preferred stock designated as "Series A Junior Participating
                              Preferred Stock" authorized pursuant to a resolution adopted by the Board on December 8, 1987, in connection with the Rights Plan.

"Solicitation" ...............means the solicitation of Stockholders'
                              acceptances of the Restructuring Proposals and the Prepackaged Plan, as contemplated under the Proxy Statement/Prospectus, or the solicitation of the Noteholders' acceptance of the Prepackaged Plan in connection with the Exchange Offer, as applicable.

"Stock Award and
 Incentive Plan" .............means the Company's 1998 Stock Award and
                              Incentive Plan, a copy of which is attached hereto as Annex III.

"Stockholders" ...............means the holders of Old Common Stock.

"Stockholders' Meeting" ......means the Annual Meeting of Stockholders of the
                              Company to be held on _____ __, 1998 at __:__ _.m., New York City time, at Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004.

"Three-Year Business Plan " ..means the Company's Three-Year Operating Plan for 1998-2000.

"Trustee" ....................means Bankers Trust Company, as trustee under the Indenture.

"Warrants" ...................means the Warrants exercisable for shares of
                              New Common Stock and issued in accordance with the Warrant Agreement.

"Warrant Agreement" ..........means the Warrant Agreement under which the
                              Warrants will be issued, a copy of which is attached hereto as Annex II.

"Warrant Shares" .............means shares of New Common Stock issued to holders of Warrants upon exercise of their Warrants.


                                   SUMMARY

     The following is a summary of certain information contained elsewhere in this Exchange Restructuring Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Exchange Restructuring Prospectus, the Annexes hereto and the documents incorporated by reference herein. Noteholders are urged to read this Exchange Restructuring Prospectus and the Annexes hereto in their entirety. References herein to the "Company" shall, unless the context otherwise requires, refer to Salant Corporation and its subsidiaries.

                                 THE COMPANY

     The Company, which was incorporated in Delaware in 1987, is the successor to a business founded in 1893 and incorporated in New York in 1919. The Company is a leading designer, manufacturer, importer and marketer of a broad line of men's apparel, neckwear and belts and children's sleepwear and underwear. The Company's corporate headquarters is located at 1114 Avenue of the Americas, New York, New York 10036, and its telephone number at that address is (212) 221-7500. The Company's apparel products are sold under internationally recognized owned and licensed brand names, including Perry Ellis, Manhattan, John Henry and Joe Boxer trademarks, as well as under retailers' private labels. The Company's collection of Perry Ellis menswear which includes collection sportswear, casual and dress shirts, slacks, jeans, neckwear and belts, is the Company's largest product offering. In Fiscal 1997, products sold under the Perry Ellis, Perry Ellis Portfolio and Perry Ellis America brand names (the "Perry Ellis Trademarks") represented 44% of the Company's total Fiscal 1997 net sales.

     The Company's merchandise is sold throughout the United States to leading retailers, including Federated Department Stores, Inc., May Company, Dillards Department Stores, Dayton Hudson, Sears, Roebuck & Co., WalMart, and K-Mart. The Company believes its relationships with a wide variety of leading retailers, design expertise, low-cost manufacturing operations and sourcing relationships allow it to participate in numerous areas of the men's apparel industry.

     For additional information concerning the Company and its business, financial position and operations, see "BUSINESS AND PROPERTIES OF THE COMPANY", "SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".

                       BACKGROUND OF THE RESTRUCTURING

     On February 22, 1985, Salant Corporation, a New York corporation ("Salant NY") and its two largest subsidiaries, Thomson Company, Inc. ("Thomson") and Obion Company, Inc. ("Obion"), filed with the Bankruptcy Court separate voluntary petitions for relief under Chapter 11 of title 11 of the Bankruptcy Code (Case Nos. 85-B-10229 (PBA) through 85-B-10231 (PBA), inclusive) ("Salant NY"). Salant NY's other United States, Canada and Mexico subsidiaries did not seek relief under the Bankruptcy Code or other foreign insolvency laws, respectively. On May 19, 1987, the Bankruptcy Court issued an order confirming the Joint Chapter 11 Plan of Salant NY, Thomson and Obion (the "1987 Chapter 11 Plan"). The 1987 Chapter 11 Plan was consummated on June 2, 1987. On June 2, 1987, pursuant to the provisions of the 1987 Chapter 11 Plan, the assets and liabilities of Salant NY, Thomson and Obion were substantively consolidated, and Salant NY, Thomson and Obion and the inactive subsidiaries of Salant NY merged with a wholly-owned subsidiary of Salant NY. The Company is the surviving corporation of such merger.

     On June 27, 1990, the Company and its wholly-owned subsidiary, Denton Mills, Inc. ("Denton Mills"), each filed with the Bankruptcy Court a separate voluntary petition for relief under Chapter 11 of the Bankruptcy Code (Case Nos. 90-B-12037(CB) and 90-B-12038(CB)) (the "1990 Chapter 11 Case"). On July
30, 1993, the Bankruptcy Court issued an order confirming the Third Amended Joint Plan of Reorganization of the Company and Denton Mills (the "1993 Chapter 11 Plan"). The 1993 Chapter 11 Plan was consummated on September 20, 1993.

     Pursuant to the 1993 Chapter 11 Plan, on September 20, 1993, the Company issued the Senior Notes. While issuance of the Senior Notes facilitated the Company's emergence from Chapter 11, the Company, as a result, was capitalized with a significant amount of long-term debt. In connection with the formulation of the 1993 Chapter 11 Plan, management of the Company believed that, based upon projected operating results, the Company would be able to refinance the Senior Notes prior to their final maturity. The principal amount of the Senior Notes (which is currently in the aggregate amount of $104.879 million), becomes due on December 31, 1998. Since emerging from bankruptcy in September 1993, the Company has from time to time explored various strategies regarding its overall business operations and, in particular, various possible transactions that would result in a refinancing of its long-term debt obligations. In this connection, during the period from the beginning of Fiscal 1997 through the date of this Exchange Restructuring Prospectus, including since the announcement of the proposed Restructuring on March 3, 1998, the Company has from time to time received indications of interest from various third parties to purchase all or a portion of the Company's businesses or assets. During this period, the Company's refinancing efforts have been significantly hampered by its inconsistent operating results and the fact that investors in the marketplace generally do not look favorably upon investing in highly-leveraged apparel companies.

     In the latter half of Fiscal 1997, the Company, working with the Company's various investment banking firms, the Board and management analyzed and assessed its financial situation and explored the availability of capital in both the private and public debt and equity markets for the purpose of recapitalizing the Company. The investment banking firms advised the Company that they did not believe that the Company could recapitalize by use of the capital markets, in light of the Company's past inconsistent operating performance, together with the reluctance of investors to invest in apparel companies suffering from high debt-to-equity ratios.

     The Company's unfavorable operating results continued throughout the fourth quarter of Fiscal 1997. Net sales for the fourth quarter of Fiscal 1997 were $116.4 million, a 1.1% increase from the comparable quarter in 1996, however, the Company's net losses amounted to $5.6 million (as compared to a net income of $6.1 million in 1996), and the loss from continuing operations before interest, income taxes and extraordinary gain was $2.4 million (as compared to $10.6 million of income from continuing operations before interest and income taxes for the same quarter of 1996). These results heightened the Company's concern that absent a restructuring or other extraordinary transaction, it would be difficult for the Company to make the principal payment under its Senior Notes due on December 31, 1998 of $104.879 million. Moreover, during the fourth quarter of Fiscal 1997, the Company closed 42 of its retail outlets (representing all retail outlets other than the Perry Ellis outlet stores), determined to close one of its distribution centers and changed the sourcing of a portion of its Perry Ellis product line. While these changes were essential to streamline the Company by eliminating non-core businesses and correcting certain operational issues, these actions had a detrimental effect on the Company's earnings and profitability in Fiscal 1997. As a result, heading into fiscal year 1998, the Company was concerned that, in light of its inconsistent operating performance and the Company's inability to access the capital markets in order to refinance or retire its indebtedness under the Senior Notes, the Company's ability to maintain the support and confidence of its trade vendors was at risk. In that connection, the Company, in consultation with its financial advisors, decided that it needed to immediately address the Company's high level of indebtedness in order to avoid any permanent adverse effects on its business operations, future productivity and growth potential. In addition, as a result of the Company's performance during Fiscal 1997, as of January 3, 1998, the Company had failed to meet certain of the financial covenants contained in the Credit Agreement (the "CIT Financial Covenants"). In this connection, the Company reviewed the advisability of making the $5.5 million interest payment on the Senior Notes due and payable on March 2, 1998 with a view towards maximizing liquidity in order to appropriately fund operations during the pendency of the restructuring transactions. Commencing in December 1997, the Company began discussion with CIT regarding a possible restructuring of the Company's indebtedness under the Senior Notes (including various issues relating to the Company's future ability to meet Financial Covenants and the upcoming March 1998 interest payment on the Senior Notes). The Company believed that, given the potential instability that is associated with any restructuring process, it would be most productive to adopt a strategy to maximize liquidity and thereby protect the total enterprise value of the Company. The Company also concluded that the Noteholders and the Stockholders would best be served by converting the Senior Notes into equity of the Company, thus allowing the Company to eliminate a significant portion of its debt and substantially improve its balance sheet.

     In furtherance of the Company's continuing efforts to deleverage, the Company approached Magten, to discuss the possible terms and conditions of a restructuring of the indebtedness under the Senior Notes, including the Senior Notes held by Magten (the "Magten Notes"). In addition, in connection with the Company's efforts to restructure, the Company developed the Three-Year Business Plan. See "The Three-Year Business Plan." During the months of January and February, 1998, the Company continued to actively discuss a restructuring of the Company with Magten and Apollo, the beneficial owner of 5,924,352 shares (the "Apollo Shares") of Old Common Stock, representing approximately 39.6% of the issued and outstanding shares. During this period, the Company continued its negotiations with CIT to ensure its support of the Restructuring. These efforts culminated in the Letter Agreement.

     In connection with the discussions concerning the Restructuring by the parties, and in order to determine the allocation of the equity of the Company among the Stockholders and Noteholders upon consummation of the Restructuring, the parties assumed a total enterprise value for the Company of $185 million. The parties also assumed that the average outstanding balance under the Company's working capital facility for the post-restructured Company would be $60 million. Thus, the total net equity value of the Company after giving effect to the Restructuring was assumed to be $125 million. Neither the Company, Magten nor Apollo has expressed any opinion as to the accuracy of any of the foregoing assumptions, including, without limitation, the enterprise value of the Company. Such assumptions were made solely for purposes of allocating the equity of the Company post-Restructuring among the Noteholders and Stockholders pursuant to the Restructuring and should not in any way be viewed as indicative of any party's opinion as to the total enterprise value of the Company.

     As a result of the foregoing assumptions and calculations, the parties agreed in the Letter Agreement that they would each support the Restructuring (subject to certain conditions), pursuant to which (i) Noteholders would receive 92.5% of the New Common Stock of the Company, which value would imply a distribution of equity to Noteholders valued at $110 million after giving effect to the conversion of the Senior Notes and after taking into consideration the value of the Warrants as determined below (which is approximately the aggregate outstanding amount under the Senior Notes - i.e., $104.879 million in aggregate principal amount and $5.5 million in accrued and unpaid interest as of March 2, 1998); and (ii) Stockholders would receive
(a) 7.5% of the New Common Stock of the Company, which value would imply a distribution of equity to Stockholders valued at $8.9 million after taking into consideration the value of the Warrants as determined below, and (b) seven year Warrants representing the right to purchase 10% of the New Common Stock of the Company (on a fully diluted basis). Using the Black-Scholes option pricing formula, which incorporates such factors as the relationship of the underlying stock's price to the strike price of the Warrants and the time remaining until the Warrants expire, a value of $6.1 million is implied for the Warrants.

     On March 2, 1998, Magten, Apollo and the Company entered into the Letter Agreement setting forth the basic terms and conditions of the Restructuring. Pursuant to the Letter Agreement, the parties agreed, among other things, to support the Restructuring on the following terms: (i) the entire $104.879 million outstanding aggregate principal amount of, and all accrued and unpaid interest on, the Senior Notes would be converted into 92.5% of the Company's issued and outstanding New Common Stock, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan and the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, and (ii) the Old Common Stock would be converted into 7.5% of the Company's issued and outstanding New Common Stock, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan and the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, plus Stockholders would receive seven year Warrants to purchase up to 10% of the Company's New Common Stock, on a fully diluted basis. In addition, pursuant to the Letter Agreement and in order to effect the Restructuring, the Company agreed to (a) effectuate the Reverse Split in order to "normalize" the post-restructuring trading of the New Common Stock by reducing the number of outstanding shares and, thus, increasing the per share stock price; (b) elect a new Board, consisting of between five and seven members and comprised of Mr. Jerald Politzer, as Chairman, between three and five members nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward, and one member nominated by the current Board; (c) enter into a registration rights agreement for the benefit of Noteholders who will hold 10% or more of the New Common Stock immediately after occurrence of the Exchange Restructuring Date, on terms and conditions reasonably acceptable to Magten and the Company; (d) enter into a New Credit Agreement to replace the Company's existing working capital facility under the Credit Agreement on terms and conditions reasonably satisfactory to Magten and Apollo; (e) adjust all existing stock options and other equity based plans to reflect the Restructuring and/or adopt the Stock Award and Incentive Plan; and (f) amend the Company's existing Rights Plan to permit the Restructuring to be consummated without causing any rights thereunder to become exercisable as a result. Pursuant to the Letter Agreement, Magten agreed, among other things, to tender (or with respect to managed accounts, use its reasonable best efforts to cause to be tendered) all of the Magten Notes in acceptance of the Exchange Offer, provided that certain conditions were satisfied, including that (i) all applicable federal and state securities laws are complied with, and (ii) the terms of the Exchange Offer and the remaining components of the Restructuring are consistent with the terms of the Exchange Offer and Restructuring as described in the Letter Agreement. In accordance with the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998.

     CIT agreed to support the Company's restructuring efforts under the Letter Agreement and, on March 2, 1998, the Company entered into the Forbearance Agreement with CIT, wherein CIT (i) waived certain existing financial covenant defaults under the Credit Agreement as of January 3, 1998,
(ii) agreed to forbear until July 1, 1998 from exercising any of its rights and remedies under the Credit Agreement arising from the Company's failure to make the interest payment on the Senior Notes due and payable on March 2, 1998, (iii) agreed to continue making loans, advances and other financial accommodations to the Company, subject to the terms and conditions of the Forbearance Agreement, and (iv) agreed to amend certain provisions of the Credit Agreement, including an increase in the advance rate for revolving loans made pursuant to the Credit Agreement. In consideration for CIT's entering into the Forbearance Agreement, the Company agreed to pay CIT certain fees. See "BACKGROUND OF RESTRUCTURING -- The Waiver and Forbearance Under the Credit Agreement." Under the Forbearance Agreement, such agreement to forbear by CIT will terminate on July 1, 1998 or earlier upon the happening of: (a) the occurrence of any Event of Default (as defined in the Credit Agreement) (other than the Company's failure to make the March 2, 1998 interest payment on the Senior Notes); (b) the failure of the Company to execute and deliver to CIT before June 1, 1998, (i) a commitment letter executed by CIT providing for the agreement between CIT and the Company to enter into a new $135 million syndicated credit facility (in replacement of the financing and factoring arrangements provided by CIT pursuant to the Credit Agreement) on terms and conditions satisfactory to CIT or (ii) a copy of a commitment letter executed between another lender and the Company providing for a credit facility to the Company which by its terms provides for closing and funding thereof on or before July 1, 1998, and enabling the Company upon such closing and funding to simultaneously terminate the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement) and to satisfy in full all of its then existing Obligations (as defined in the Credit Agreement) to CIT; (c) the exercise of any right or remedy with respect to any of the Collateral (as defined in the Credit Agreement) by any holder of any Senior Notes or by the Trustee under the Indenture; or (d) the payment of any interest on the Senior Notes in respect of the Company's failure to make the March 2, 1998 interest payment or otherwise.

     In accordance with the Letter Agreement, Apollo entered into a Voting Agreement with the Company on April __, 1998, pursuant to which Apollo has agreed to vote all of the Apollo Shares in favor of each of the Restructuring Proposals and the Solicitation. See "BACKGROUND OF THE RESTRUCTURING -- The Voting Agreement." The Company's refinancing efforts during Fiscal 1997 included discussions with DDJ Capital Management, LLC ("DDJ") regarding a possible refinancing transaction. As of March 10, 1998, DDJ was the beneficial owner of 1,809,100 shares of Old Common Stock (the "DDJ Shares"), representing approximately 12.1% of the issued and outstanding shares of Old Common Stock. In connection with these discussions, DDJ entered into a confidentiality agreement (the "DDJ Confidentiality Agreement") with the Company related to DDJ's review of various materials relative to such proposed refinancing. The DDJ Confidentiality Agreement contained certain restrictions on the ability of DDJ to buy or sell the shares of Old Common Stock. In accordance with the terms of the Letter Agreement, the Company requested that DDJ enter into a voting agreement with the Company similar to the Voting Agreement entered into with Apollo. DDJ, however, has informed the Company that it does not wish to enter into such a voting agreement. In addition, on or about March 3, 1998, DDJ requested that the Company terminate the restrictions on DDJ's ability to buy or sell shares of Old Common Stock set forth in the DDJ Confidentiality Agreement. On March 4, 1998, the Company granted this request.

                   THE EXCHANGE OFFER AND PREPACKAGED PLAN

Consideration Offered.........For each $1,000 principal amount of Senior
                              Notes (plus accrued but unpaid interest), Noteholders will receive 175.977555 shares of New Common Stock. As a result of the Exchange Restructuring, as of the Exchange Restructuring Date, Noteholders will receive, in the aggregate, shares of New Common Stock equivalent to 92.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring, based on the number of outstanding shares of Old Common Stock as of the Record Date, and subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan and the Warrant Shares, and in the case of the Exchange Restructuring only, shares of New Common Stock issued under the Old Plans. The allocations of distributions of the New Common Stock under the Exchange Restructuring to the holders of the Senior Notes will be pro rata based on the amount of the holders' respective claims relating to the Senior Notes held by them. Noteholders will not be entitled to receive Warrants. Should the Prepackaged Restructuring be consummated, the Noteholders will receive consideration substantially similar to that which such holders would receive in the Exchange Restructuring.

                          SUMMARY DISTRIBUTION TABLE


                                   EXISTING  NEW COMMON
                                   SECURITY     STOCK     WARRANTS
                                   --------  ----------   --------
To Stockholders:
  Per 1,000 Shares ........          1,000          100  148.14815
  In Aggregate ............     14,964,608    1,496,461  2,216,979
To Noteholders:
  Per $1,000 Principal ....   $      1,000   175.977555       --
  Face Amount of, and all
  accrued and unpaid
  interest through the
  Exchange Restructuring
  Date, on the Senior Notes
  In Aggregate ............   $104,879,000   18,456,350       --

     For more information on consideration offered pursuant to the
                      Restructuring, see Part A.


Expiration Date...............With respect to the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan, the term "Expiration Date" shall mean 5:00 p.m., New York City time, on _____ __, 1998, unless the Company, in its sole discretion, extends the Exchange Offer or solicitation period, in which case the term "Expiration Date" for the Exchange Offer or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended. See "TENDERING AND VOTING PROCEDURES" in Part A and "VOTING PROCEDURES AND REQUIREMENTS" in the Disclosure Statement.

Interest on Senior Notes......The consideration to be paid pursuant to the
                              Exchange Offer or the Prepackaged Plan will be paid in respect of each $1,000 principal amount of Senior Notes (together with all accrued and unpaid interest) tendered pursuant to the Exchange Restructuring and accepted for exchange or exchanged pursuant to the Prepackaged Restructuring. By tendering Senior Notes pursuant to the Exchange Restructuring, and pursuant to the terms of the Prepackaged Restructuring, a Noteholder waives all rights to receive any payments with respect to accrued but unpaid interest on such Senior Notes, other than the New Common Stock to be paid pursuant to the Exchange Restructuring or the Prepackaged Restructuring.

Outstanding Senior Notes as
of the date of this Exchange
Restructuring Prospectus......As of the date of this Exchange Restructuring
                              Prospectus, there was outstanding $104.879 million aggregate principal amount of Senior Notes (plus accrued but unpaid interest thereon). As of March 2, 1998, the total interest accrued on the Senior Notes amounted to $5.5 million. As of the date of this Exchange Restructuring Prospectus, the total interest accrued on the Senior Notes amounts to $[______________].

Classification and Treatment
of Claims and Interests Under
the Prepackaged Plan
(capitalized terms used in
this section and not
otherwise defined
herein are defined in the
Prepackaged Plan).............The classification and treatment of Claims and
                              Interests pursuant to the Prepackaged Plan is as follows:

Administrative Expenses.......Allowed Administrative Expenses are to be paid in full, in cash, on the later of (i) the consummation of the Prepackaged Restructuring (the "Effective Date") and (ii) the date on which the Bankruptcy Court enters an order allowing such Administrative Expense; provided, however, that allowed Administrative Expenses representing obligations incurred in the ordinary course of business, consistent with past practice, or assumed by the Company in the ordinary course of business, consistent with past practice; provided further, however, that allowed Administrative Expenses incurred by the Company after the Confirmation Date, including (without limitation) claims for professionals' fees and expenses, shall not be subject to application and may be paid by the Company in the ordinary course of business without further Bankruptcy Court approval.

Priority Tax Claims...........With respect to each Allowed Priority Tax
                              Claim, at the sole option of the Company, the Holder of an Allowed Priority Tax Claim will be entitled to receive from the Company on account of such claim: (a) Cash payments made in equal installments beginning on or before the first anniversary following the Effective Date with the final installment being payable no later than the sixth anniversary of the date of the assessment of such Allowed Priority Tax Claim, together with interest on the unpaid balance of such Allowed Priority Tax Claim from the Effective Date calculated at the Market Rate; or (b) such other treatment agreed to by the Holder of such Allowed Priority Tax Claim and the Company.

Class 1: Priority Claims
(Unimpaired)..................Priority Claims are to be paid in full on the latest of (a) the Effective Date, (b) the date on which such Priority Claim becomes an Allowed Claim, and (c) the date on which the Company and the Holder of such Claim otherwise agree, the Holder of an Allowed Priority Claim will be entitled to receive Cash in an amount sufficient to render such Allowed Priority Claim Unimpaired under Section 1124 of the Bankruptcy Code.


Class 2: CIT Secured Claim
(Unimpaired)..................At the election of the Company prior to the
                              Effective Date, on the Effective Date or as soon thereafter as practicable, CIT will be entitled to receive on account of the Allowed CIT Claim one of the following treatments: (i) CIT will receive a distribution in Cash equal to 100% of its Allowed CIT Claim, (ii) the Allowed CIT Claim will be otherwise rendered Unimpaired in accordance with Section 1124 of the Bankruptcy Code, or (iii) such other treatment as mutually agreed to by the Company and CIT.

Class 3: Senior Note Claims
(Impaired)....................On the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Senior
                              Note Claim will receive on account of such Holder's Allowed Senior Note Claim, such Holder's pro rata share of 18,456,350 shares of the New Common Stock (or 175.977555 shares of New Common Stock for each $1,000 principal face amount of Senior Notes held by such Holder).

Class 4:  Miscellaneous
Secured Claims (Unimpaired)...At the election of the Company prior to the
                              Effective Date, on the Effective Date, or as soon thereafter as practicable, each Holder of an Allowed Miscellaneous Secured Claim, will be entitled to receive on account of such Holder's Allowed Miscellaneous Secured Claim one of the following treatments: (i) the legal, equitable and contractual rights to which such Allowed Miscellaneous Secured Claim entitles such Holder will remain unaltered, (ii) such Holder's Allowed Miscellaneous Secured Claim will be reinstated and rendered Unimpaired in accordance with Section 1124(2) of the Bankruptcy Code; or (iii) will receive the collateral securing such Allowed
                              Miscellaneous Secured Claim, or (iv) such other treatment as mutually agreed to by the Company and such Holder.

Class 5: General Unsecured
Claims (Unimpaired)...........At the election of the Company prior to the
                              Effective Date, on the Effective Date or as soon as practicable thereafter, each Holder of an Allowed General Unsecured Claim that has not been fully paid or satisfied prior to the Effective Date will be entitled to receive on account of such Holder's Allowed General Unsecured Claim one of the following treatments: (i) the legal, equitable and contractual rights to which such Allowed General Unsecured Claim entitles such Holder will remain unaltered, (ii) such Holder's Allowed General Unsecured Claim will be reinstated and rendered Unimpaired in accordance with Section 1124(2) of the Bankruptcy Code; or (iii) such other treatment as mutually agreed to by the Company and such Holder.

Class 6: Old Common Stock
Interests (Impaired)..........On the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Old
                              Common Stock Interest will be entitled to receive on account of such Holder's Allowed Old Common Stock Interest, such Holder's pro rata share of: (i) 1,496,461 shares of New Common Stock; and (ii) the Warrants.

Class 7: Other Interests
(Impaired)....................On the Effective Date, all Other Interests will be extinguished and no distributions will be made in respect of such Other Interests.

   For a more detailed description of the foregoing Classes of Claims and Interests, see "SUMMARY OF PLAN" in the Disclosure Statement.

Conditions to Exchange
Restructuring ................The Company's obligation to accept Senior Notes tendered pursuant to the Exchange Restructuring is conditioned, among other things, on (a) the Minimum Tender Condition, (b) approval by the Stockholders of each of the Restructuring Proposals, and (c) obtaining the waiver of certain provisions under the Company's licensing agreements by certain licensors to the Company, including, but not limited to, the Walt Disney Company and Perry Ellis International, Inc., and any other consents or waivers that the Company determines are necessary to effectuate the terms and conditions of the Exchange Restructuring. The Company has reserved the right to waive or seek the waiver of any one or more of these conditions but does not currently intend to waive or seek the waiver of any condition. Pursuant to the Letter Agreement, Magten's prior written consent is required for the Company to waive the Minimum Tender Condition. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting and/or the Minimum Tender Condition is not satisfied or waived, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court, then the Company intends to pursue confirmation of the Prepackaged Plan under Chapter 11 of the Bankruptcy Code and to attempt to use such acceptances to obtain confirmation of the Prepackaged Plan. See "TENDERING AND VOTING PROCEDURES" in Part A.

Conditions to Prepackaged
Restructuring.................The Bankruptcy Code requires that the
                              Bankruptcy Court determine that the Prepackaged Plan complies with the requirements of Section 1129 of the Bankruptcy Code. Approval of two-thirds of the principal amount and a majority in number of the Noteholders voting on the Prepackaged Plan is required for the consummation of the Prepackaged Restructuring. See "SUMMARY OF THE PLAN" in the Disclosure Statement.

Certain Federal Income Tax
Considerations................Noteholders will generally not recognize gain or loss upon the receipt of New Common Stock in exchange for the Senior Notes pursuant to the Restructuring. Subject to certain exceptions described herein (see CERTAIN FEDERAL INCOME TAX CONSIDERATIONS), the Company will realize cancellation of indebtedness income for Federal income tax purposes as a result of the Restructuring if the fair market value of the New Common Stock received by the Noteholders pursuant to the Restructuring is less than the adjusted issue price (including any accrued but unpaid interest) of the Senior Notes exchanged therefor. The Company has approximately $55 million of operating losses and net operating loss carryovers ("NOLs") which are available to offset any cancellation of indebtedness income that may be recognized. In the event that the Restructuring is consummated by means of the Prepackaged Restructuring, such income would not be included in income for Federal income tax purposes. As a result of the Restructuring, the Company will undergo an "ownership change" for Federal income tax purposes and will be limited in its ability to use its NOLs and certain tax credit carryforwards to offset future taxable income. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

Old Common Stock..............As of the Record Date, there were 30,000,000 shares of Old Common Stock authorized for issuance, of which 14,964,608 shares were issued and outstanding (or 1,496,461 shares of New Common Stock, after giving effect to the Reverse Split). As part of the Exchange Restructuring, Stockholders will be asked to consider and approve the Charter Amendment, the Issuance, the Stock Award and Incentive Plan and to elect new directors pursuant to the Election of the New Board. If the Stockholders approve the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. However, the approval of the Stock Award and Incentive Plan is not a condition to the consummation of the Restructuring. If the Prepackaged Restructuring is consummated, the Company expects that each of the Restructuring Proposals will be implemented pursuant to the Prepackaged Plan. See "PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING" in the Disclosure Statement.

Shareholder Rights Plan.......The Rights Plan provides for a dividend distribution of one right (collectively, the "Rights") for each share of Old Common Stock to holders of record of the Old Common Stock at the close of business on December 23, 1997. With certain exceptions, the Rights will become exercisable only in the event that an acquiring party accumulates 20% or more of the Company's voting stock, or if a party announces an offer to acquire 30% or more of such voting stock.
                              In order to effectuate the terms of the
                              Restructuring, on [_________], 1998, the Rights Plan was amended to provide that the Rights expire immediately prior to the consummation of the Restructuring. See "DESCRIPTION OF RIGHTS PLAN" in Part A.



Market and Trading Information:

Senior Notes..................The Senior Notes are traded in the over-the-counter market by certain dealers who from time to time are willing to make a market in such securities. Trading of the Senior Notes is, however, limited, and prices and trading volume are not reported and are difficult to monitor. See "MARKET PRICES OF SENIOR NOTES" in Part A.

Old Common Stock..............The Old Common Stock is currently traded on the
                              NYSE and is quoted on the NYSE under the symbol "SLT". See "MARKET PRICES OF OLD COMMON STOCK" in Part A and "RISK FACTORS" in Part A and the Disclosure Statement.

New Common Stock..............The Company expects that the New Common Stock will be eligible for listing and will be listed for trading on the NYSE. However, there can be no assurance that the New Common Stock will be
                              listed for trading on the NYSE.   If the
                              Company is unable to have the New Common Stock listed for trading on the NYSE upon consummation of the Restructuring, the Company will use its best efforts to cause all New Common Stock to be quoted on the National Market System (the "National Market System") of the National Association of Securities Dealers, Inc. Automated Quotation Systems ("NASDAQ") or to be listed on another national securities exchange. However, there is no assurance that the Company would be successful in such efforts. See "RISK FACTORS -- Lack of Trading Market for Warrants and New Common Stock; Volatility; Potential De-Listing of the New Common Stock."

Warrants and Warrant Shares ..Application will be made to list the Warrants and the Warrant Shares for trading on the NYSE. There can be no assurance that such application will be approved or that an active market for the Warrants or the Warrant Shares will develop or as to the prices at which they might be traded. If the Company is unable to have the Warrants or the Warrant Shares listed for trading on the NYSE upon consummation of the Restructuring, the Company will use its best efforts to cause the Warrants and/or the Warrant Shares to be quoted on the National Market System of NASDAQ or to be listed on another national securities exchange. However, there is no assurance that the Company would be successful in such efforts. See "RISK FACTORS--Lack of Trading Market for Warrants and New Common Stock; Volatility; Potential De-Listing of the New Common Stock."

Post-Restructuring Board .....Each of the existing members of the Board has delivered to the Company a resignation letter resigning from the Board effective as of the Exchange Restructuring Date. In accordance with the Company's Certificate of Incorporation, by resolution of the Board, the number of directors has been fixed at [_________] effective as of the Exchange Restructuring Date. As provided for in the Letter Agreement, the new Board will consist of: (i) Mr. Jerald Politzer, the Chairman of the Board; (ii) five members nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward prior to the commencement of the Solicitation; and (iii) one member designated by the current Board. As described above, as contemplated by the Letter Agreement, it is expected that Magten will provide the Company with its Board nominees prior to the commencement of the Solicitation. Magten has proposed that the following persons be elected to the Board: [TO COME]. In addition, the current Board has designated Marvin Schiller to be the current Board's nominee to the new Board. See "INFORMATION REGARDING NOMINEES" in the Proxy Statement/Prospectus.

Depositary/Voting Agent.......[__________] has been appointed as Depositary with respect to the Senior Notes for the Exchange Restructuring (the "Depositary Agent"), and as voting agent with respect to the Senior Notes for the solicitation of acceptances of the Prepackaged Plan. Questions and requests for assistance may be directed to the Depositary at one of its addresses and telephone numbers set forth on the back cover of this Exchange Restructuring Prospectus. See "ADVISORS AND REPRESENTATIVES" in Part A.

Information Agent ............[__________] is serving as Information Agent in connection with the Exchange Restructuring and the solicitation of acceptances of the Prepackaged Plan (the "Information Agent").
                              Any questions regarding how to tender in the Exchange Offer or how to vote on the Prepackaged Plan, and any requests for additional copies of the Exchange Restructuring Prospectus, Letters of Transmittal, Ballots or Master Ballots should be directed to the Information Agent at its address and telephone number set forth on the back cover of Part A to the Exchange Restructuring Prospectus. See also "ADVISORS AND REPRESENTATIVES" in Part A.

                     COMPARISON OF EXCHANGE RESTRUCTURING
                        AND PREPACKAGED RESTRUCTURING

     The following is a comparison of certain of the elements of, and differences between, the Exchange Restructuring and the Prepackaged Restructuring.




                                                           PREPACKAGED
                           EXCHANGE RESTRUCTURING         RESTRUCTURING
                           ----------------------    -------------------------
APPROVAL REQUIRED........  100% of the aggregate      Acceptances must be
                           principal amount of the    received from holders of
                           Senior Notes must be       at least two-thirds in
                           tendered and not           dollar amount and more
                           withdrawn and a majority   than one-half in number
                           of the voting power of     of Senior Notes,
                           the outstanding Old        counting only holders
                           Common Stock must approve  who vote.
                           each of the Restructuring
                           Proposals.

EFFECT ON NOTEHOLDERS
WHO DO NOT PARTICIPATE...  Not applicable, as the     Upon receipt of the
                           Exchange Restructuring is  requisite acceptances
                           conditioned upon, among    and consummation of the
                           other things, 100% of the  Prepackaged
                           aggregate principal        Restructuring, all
                           amount of the Senior       Senior Notes would be
                           Notes being tendered and   canceled and Noteholders
                           not withdrawn.  The        would receive the same
                           Company currently does     consideration as the
                           not intend to waive or     holders who voted in
                           seek the waiver of the     favor of the Prepackaged
                           Minimum Tender             Restructuring.
                           Condition.  Pursuant to
                           the Letter Agreement,
                           Magten's prior written
                           consent is required for
                           the Company to waive the
                           Minimum Tender
                           Condition.

ANNUAL MEETING OF
STOCKHOLDERS.............  At the Stockholders'       If the Prepackaged
                           Meeting, Stockholders      Restructuring is pursued
                           will be asked to consider  and a petition is filed
                           and vote upon the Charter  under the Bankruptcy
                           Amendment, the Issuance,   Code, the Company
                           the Stock Award and        expects that each of the
                           Incentive Plan and the     Restructuring Proposals
                           Election of the New        will be implemented
                           Board.  The Stockholder    pursuant to the
                           votes with respect to the  Prepackaged
                           Issuance and the Election  Restructuring.  Pursuant
                           of the New Board will not  to the Prepackaged Plan,
                           be effective unless and    all Old Options will be
                           until the Charter          terminated upon
                           Amendment is approved at   consummation thereof.
                           the Stockholders' Meeting  The Stock Award and
                           and filed with the         Incentive Plan will
                           Secretary of State of      remain in effect after
                           Delaware and the Exchange  the consummation of the
                           Offer has been             Prepackaged Plan;
                           consummated.  Each of the  provided, that, if the
                           Restructuring Proposals    Stock Award and
                           is conditioned upon        Incentive Plan has not
                           approval by the            been approved by the
                           Stockholders of each of    Stockholders prior to
                           the other Restructuring    the commencement of the
                           Proposals.  If any or all  Chapter 11 Case, any
                           of the Restructuring       awards granted
                           Proposals are not          thereunder shall be
                           approved by the            subject to the
                           Stockholders at the        subsequent approval of
                           Stockholders' Meeting,     the Stockholders of the
                           then none of the           Company.
                           Restructuring Proposals
                           will become effective.
                           If the Stockholders
                           approve the Stock Award
                           and Incentive Plan, the
                           Stock Award and Incentive
                           Plan will become
                           effective regardless of
                           whether the Exchange
                           Restructuring is
                           implemented or any of the
                           Restructuring Proposals
                           are approved.  However,
                           approval of the Stock
                           Award and Incentive Plan
                           is not a condition to the
                           comsummation of the
                           Restrauctur

MECHANICS OF
PARTICIPATION............  Noteholders who desire to  Impaired creditors and
                           participate in the         equity interest holders
                           Exchange Offer must        who desire to vote on
                           properly complete a        the Prepackaged Plan
                           Letter of Transmittal and must properly complete a deliver it, together with Ballot or Master Ballot,
                           the Senior Notes and any   as the case may be, and
                           other required documents,  deliver it in accordance
                           to the Depositary.  Only   with the voting
                           a registered Noteholder,   instructions.  Only
                           or persons who have        beneficial owners of
                           obtained a properly        Claims or Interests or,
                           completed note power from  if applicable, nominees
                           a registered Noteholder,   who are voting at the
                           may tender in the          instruction of the
                           Exchange Offer.            beneficial owners and
                                                      make a certification
                                                      with respect thereto,
                                                      may vote on the
                                                      Prepackaged Plan.

PREFERRED STOCK
VOTING RIGHTS............  There is currently no      The Charter Amendment
                           preferred stock of the     will provide that any
                           Company outstanding, but   preferred stock to be
                           any subsequently issued    issued will have certain
                           shares of preferred stock  specified minimum voting
                           may or may not have        rights, as required by
                           voting rights after        the Bankruptcy Code.
                           consummation of the
                           Exchange Restructuring.


                         PURPOSE OF THE RESTRUCTURING

     The purpose of the Restructuring is to help ensure the long-term viability and to contribute to the success of the Company by deleveraging the Company's capital structure. Specifically, in accordance with the Three-Year Business Plan developed by the Company, the Restructuring is designed to recapitalize the Company by converting all of the Company's long-term debt obligations under the Senior Notes (which, as of March 2, 1998, was $110.379 million, consisting of $104.879 million of principal amount and $5.5 million of accrued interest on, the Senior Notes) into New Common Stock. Interest charges for the Company should be substantially reduced and stockholders' equity should be substantially increased as a result of the Restructuring. Upon consummation of the Restructuring, the Company believes it will not have any long-term debt, other than the term loan portion of its working capital facility. This significantly lower debt-to-equity ratio should help the Company to achieve the objectives as described in the Three-Year Business Plan and make the Company more attractive to investors. The Company believes that by reducing the uncertainty surrounding its ability to pay or retire the Senior Notes which are due in their entirety on December 31, 1998, the Restructuring should maximize liquidity for the Company's business operations and thereby provide a platform for future growth and enhance the Company's total enterprise value. The Company further believes that by providing the Company with a deleveraged capital structure, the company that results from the Restructuring should be positioned favorably to withstand the normal market fluctuations in the highly volatile apparel industry.

     In addition, in contemplation of the Restructuring, the Company elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Holders of at least 25% in the aggregate principal face amount of the Senior Notes may accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture. If such holders accelerate the indebtedness under the Senior Notes, the Company may be required to commence a proceeding under Federal bankruptcy law without having solicited acceptances for the Prepackaged Plan prior to the commencement of such proceeding. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. In addition, the Company's working capital lender, CIT, agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Credit Agreement, arising by virtue of the Company's failure to pay such interest on the Senior Notes. Failure to consummate the Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY ITS OBLIGATIONS UNDER THE SENIOR NOTES WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE CREDIT AGREEMENT AND/OR THE SENIOR NOTES OR AN ADDITIONAL CAPITAL INFUSION, AND IT IS UNLIKELY THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING OR ADDITIONAL CAPITAL INFUSION. IF THE COMPANY DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, THE COMPANY WILL CONSIDER ALL OTHER AVAILABLE FINANCIAL ALTERNATIVES, INCLUDING THE SALE OF ALL OR A PART OF THE COMPANY'S BUSINESSES, THE IMPLEMENTATION OF AN ALTERNATIVE RESTRUCTURING ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITHOUT A PRE-BANKRUPTCY ACCEPTED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE WOULD BE ON TERMS AS FAVORABLE TO NOTEHOLDERS AND STOCKHOLDERS AS THE RESTRUCTURING.

     For more information, see "PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING" in the Disclosure Statement.

                                 RISK FACTORS

     Investment in the New Common Stock involves a high degree of risk. Prior to deciding whether to (a) participate in the Exchange Offer and/or (b) vote to accept the Prepackaged Plan, each Noteholder should carefully consider all of the information contained in this Exchange Restructuring Prospectus, especially the factors outlined below and described under "RISK FACTORS" in each of Part A and the Disclosure Statement, to the extent applicable.

RISK FACTORS RELATING TO THE EXCHANGE RESTRUCTURING
AND THE PREPACKAGED RESTRUCTURING

     Noteholders should consider that (a) in the event that, for any reason, the Restructuring is not consummated, the Noteholders may accelerate the outstanding indebtedness under the Senior Notes, (b) there can be no assurances that an active market for the New Common Stock will develop or continue to exist, or that the price of the New Common Stock will not be volatile, (c) upon completion of the Restructuring, the Senior Notes will be tendered and exchanged for New Common Stock which, in a liquidation or reorganization under the Bankruptcy Code, would rank below all debt claims,
(d) the Company is currently highly leveraged and, once the Restructuring is consummated, the Company will have long-term indebtedness outstanding under the term loan portion of the Company's working capital facility, (e) economic, market or other conditions (including, but not limited to, the volatility of the men's apparel industry) have affected the Company's historical performance and may adversely affect cash flow, sales and profits in the future and there can be no assurance that such conditions will not adversely effect the Company's ability to meet its financial projections developed from the Three-Year Business Plan, (f) market forces, such as interest rates, affect the value of securities and are influenced by conditions beyond the Company's control, (g) the Company's capital expenditure levels assumed in preparation of the projected financial data contained herein may be inadequate to maintain the Company's long-term competitive position, (h) the Company is restricted in its ability, among other restrictions under the Credit Agreement, to declare and pay cash dividends on its common equity, and those and other restrictions should continue after consummation of the Exchange Restructuring, under the New Credit Agreement, (i) if certain of the major suppliers, licensors, manufacturers and vendors that the Company currently deals with were to change the terms or credit limits or product availability that it currently extends to the Company, it could have a significant negative impact on the Company's sales, cash position and liquidity, (j) the Company is subject to the risk of increased competition, which could affect its sales volume, pricing and margins, (k) there are certain Federal income tax considerations with respect to the Restructuring, including the Company's net operating loss carryovers being reduced or subject to limitations on use, although such reduction or limitation would be greater under the Exchange Restructuring than under the Prepackaged Restructuring, and (l) the Company is not in compliance with the continuing listing requirements of the NYSE, and de-listing from the NYSE could adversely affect the liquidity of the market for their shares of New Common Stock and the Warrants.

ADDITIONAL RISK FACTORS RELATING TO THE PREPACKAGED RESTRUCTURING

     Noteholders should consider that (a) commencement of bankruptcy proceedings, even if only to confirm the Prepackaged Plan, could adversely affect the relationship between the Company and its subsidiaries, licensors, licensees, employees, customers and suppliers which, in turn, could adversely affect the Company's ability to complete the Solicitation or obtain confirmation of the Prepackaged Plan, (b) the Prepackaged Plan might not be confirmed by the Bankruptcy Court, even if all classes of impaired creditors and equity interest holders accept the Prepackaged Plan and (c) there can be no assurance that the Bankruptcy Court will decide that the Disclosure Statement meets the disclosure requirements of the Bankruptcy Code.

     For a discussion of certain additional risk factors that should be considered in connection with voting on the Prepackaged Plan, see "RISK FACTORS" in the Disclosure Statement.

                       TENDERING AND VOTING PROCEDURES

How to Tender in the Exchange
Offer.........................    ONLY NOTEHOLDERS, OR PERSONS WHO HAVE
                                  OBTAINED A PROPERLY COMPLETED NOTE POWER
                                  FROM THE REGISTERED HOLDERS THEREOF, MAY
                                  TENDER IN THE EXCHANGE OFFER.  Any
                                  beneficial holder whose Senior Notes are registered or held of record in the name of such holder's broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Senior Notes should contact such Noteholder of record and instruct such Noteholder to tender Senior Notes.

                                  To tender Senior Notes pursuant to the
                                  Exchange Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent's Message (as defined herein) in the case of a Book-Entry Transfer of Senior Notes, together with any signature guarantees and any other documents required by the Instructions to the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover page of this Prospectus prior to the Expiration Date and either (i) a certificate representing such Senior Notes must be received by the Depositary at one of its addresses or (ii) such Senior Notes must be transferred pursuant to the procedures for Book-Entry Transfer set forth under "TENDERING AND VOTING PROCEDURES" in Part A, and the Book-Entry Transfer of such Senior Notes into the Depositary's account at a Book-Entry Transfer Facility (as defined herein) must be confirmed, in each case, prior to the Expiration Date. THERE IS NO PROCEDURE FOR TENDERING BY GUARANTEED DELIVERY. TENDERS BY GUARANTEED DELIVERY WILL NOT BE ACCEPTED. Noteholders will not be obligated to pay the Company any brokerage commissions or solicitation fees in connection with the Exchange Offer. See "TENDERING AND VOTING PROCEDURES" in Part A.

How to Vote on the Prepackaged
Plan (capitalized terms used in
this section and not otherwise
defined herein are defined in
the Prepackaged Plan and/or the
Disclosure Statement) ............The following Classes of Claims and
                                  Interests are impaired under the
                                  Prepackaged Plan, and all Holders of Claims or Interests in such Classes as of the Voting Record Date are entitled to vote to accept or to reject the Prepackaged Plan:
                                  Claims of Noteholder or Stockholder. To be entitled to vote to accept or to reject the Prepackaged Plan, a Noteholder or Stockholder, must be the beneficial interest holder of such security or other Claims at the close of business on the Voting Record Date, whether such Claims or Interests are held of record on the Voting Record Date in such Holder's name or in the name of such Holder's broker, dealer, commercial bank, trust company or other nominee. For purposes of determining whether the requisite number of acceptances is received to approve the Prepackaged Plan, only votes which are cast at the direction of beneficial interest holders in accordance with the procedures set forth in the Disclosure Statement may be counted, and only the votes of Holders of Allowed Claims or Interests will be counted. Ballots are to be used by beneficial interest holders whether such beneficial interest holders are also record holders or hold through other record holders. Master Ballots are to be used by record holders of Senior Notes and/or Old Common Stock which hold such Senior Notes and/or Old Common Stock for the account of one or more beneficial interest holders. A record holder which holds Senior Notes and/or Old Common Stock on behalf of one or more beneficial interest holders should collect completed Ballots from such beneficial interest holders and should complete a Master Ballot reflecting the votes of such beneficial interest holders, as indicated on their respective Ballots.

                                  Holders of such Claims and/or Interests
                                  should complete an appropriate Ballot and, where appropriate, Master Ballot, for each Class of Claims and Interests held by such Holders in accordance with the instructions set forth thereon and the procedures set forth in the Disclosure Statement and in the Prepackaged Plan.

                                  The Ballots require voting Holders to make certain certifications, including with respect to casting other votes pursuant to the Solicitation. Each beneficial interest holder of Senior Notes and each beneficial interest holder of Interests who holds Claims or Interests in more than one Class is required to vote separately with respect to each Class in which such beneficial interest holder holds Claims or Interests in aggregate amounts not in excess of the amounts which were beneficially owned as of the Voting Record Date. A separate Ballot of the appropriate form should be used to vote on the Prepackaged Plan with respect to each Impaired Class of Claims or Interests. Votes must be made on the appropriate Ballots in order to be counted. The vote of a Noteholder will be counted only once in determining whether the requisite number of Holders in Class 3 have voted to accept the Prepackaged Plan, regardless of the number of Ballots relating to such Class submitted by or on behalf of such Holder. A Holder may not split its vote within a Class of Impaired Claims or Interests.

                                  Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received from an Impaired Class of Claims or Interests, the vote will be tabulated based on the ratio of
                                  (i) Allowed Claims and/or Interests with respect to which a vote to accept was received to (ii) all Allowed Claims and/or Interests of such Impaired Class with respect to which any valid vote was received. Therefore, it is possible that the Prepackaged Plan could be approved by an Impaired Class of Claims with the affirmative vote of significantly less than two-thirds in amount and one-half in number of the entire Class of Claims, or by an Impaired Class of Interests with the affirmative vote of significantly less than two-thirds in amount of the entire Class of Interests. Failure by a Holder of an Impaired Claim or an Impaired Interest to submit a properly executed Ballot or Master Ballot (as appropriate) or to indicate acceptance or rejection of the Prepackaged Plan in accordance with the instructions set forth thereon and the procedures set forth in the Disclosure Statement shall be deemed to constitute an abstention by such Holder with respect to a vote regarding the Prepackaged Plan. Abstentions as a result of failing to submit a properly executed Ballot or Master Ballot (as appropriate) or failing to indicate a vote either for acceptance or rejection of the Prepackaged Plan will not be counted as votes for or against the Prepackaged Plan. The Company, in its sole discretion, may waive any defect in any Ballot or Master Ballot at any time, either before or after the close of voting, and without notice. Except as otherwise ordered by the Bankruptcy Court, a Ballot or where appropriate, Master Ballot, which is either (i) not submitted to the Voting Agent, (ii) submitted to the Voting Agent without proper execution or (iii) executed and submitted to the Voting Agent without properly indicating acceptance or rejection of the Prepackaged Plan will constitute an abstention with respect to a vote on the Prepackaged Plan under section 1126(b) of the Bankruptcy Code for purposes of confirmation of the Prepackaged Plan. See "VOTING AND CONFIRMATION OF THE PLAN" in the Disclosure Statement.

Withdrawal Rights and
Revocation of Votes...........    Tenders of Senior Notes may be withdrawn,
                                  subject to the procedures described in Part
                                  A, at any time before they are accepted for
                                  exchange by the Company.  Votes on the
                                  Prepackaged Plan may be revoked, subject to
                                  the procedures described in the Disclosure
                                  Statement, at any time prior to the earlier
                                  of (i) the Filing Date and (ii) the
                                  Expiration Date.  Revocations of such votes
                                  thereafter may be effected only with the
                                  approval of the Bankruptcy Court.  See
                                  "TENDERING AND VOTING" in Part A and "VOTING
                                  AND CONFIRMATION OF THE PLAN -- Withdrawal
                                  of Votes on the Plan" in the Disclosure
                                  Statement.
Acceptance of Senior Notes and
Delivery of New Common Stock..    Subject to the satisfaction or waiver of all
                                  conditions to the Exchange Offer, the
                                  Company will accept all Senior Notes validly tendered on or prior to the Expiration
                                  Date.  The New Common Stock will be
                                  delivered in exchange for the Senior Notes accepted in the Exchange Offer promptly after acceptance on the Expiration Date.
                                  Pursuant to the Prepackaged Plan, Senior
                                  Notes will be exchanged following the
                                  Effective Date (as defined herein) upon the receipt by the Company of such Senior Notes.


                            STOCKHOLDERS' MEETING


Date, Time and Place of
Stockholders' Meeting.........    The Stockholders' Meeting will be held at
                                  Fried, Frank, Harris, Shriver & Jacobson,
                                  One New York Plaza, New York, New York
                                  10004 on _____ __, 1998 at __:__ _.m., New
                                  York City time.
Record Date; Stockholders
Entitled to Vote; Quorum......    Holders of record of Old Common Stock at the
                                  close of business on the Record Date will be entitled to vote at the Stockholders'
                                  Meeting. Stockholders will be entitled to one vote per share with respect to each of the Proposals. On the Record Date, there were 14,964,608 shares of Old Common Stock outstanding, of which there were [____] holders of record. The presence, either in person or by properly executed proxy, of the holders of a majority of the shares of Old
                                  Common Stock outstanding and entitled to vote is necessary to constitute a quorum at the Stockholders' Meeting.

Purpose of Stockholders'
Meeting.......................    The purpose of the Stockholders' Meeting is
                                  for the Stockholders to consider and to
                                  vote on various Proposals to implement the Restructuring, including Proposals (i) to approve the Charter Amendment, (ii) to approve the Issuance, (iii) to approve the Plan Proposal, (iv) to elect new directors pursuant to the Election of the New Board,
                                  (v) to ratify the appointment of Deloitte &
                                  Touche as independent auditors to the
                                  Company, and (vi) such other business as may properly come before the Stockholders'
                                  Meeting or any adjournments or
                                  postponements thereof. The Board has
                                  unanimously adopted a resolution proposing that the Company's Certificate of
                                  Incorporation be amended pursuant to the Charter Amendment to effect (i) a ten-to-one reverse stock split of the Company's outstanding shares of Old Common
                                  Stock and (ii) an increase in the number of shares of New Common Stock authorized. For the full text of the Charter Amendment, See
                                  "DISCUSSION OF THE PROPOSALS -- The Charter
                                  Amendment," in the Proxy
                                  Statement/Prospectus. The Charter Amendment is necessary to permit the Company to consummate the Exchange Restructuring on the terms contemplated by the Exchange
                                  Offer. In addition, assuming the aggregate market capitalization of the Company remains constant, the Reverse Split as implemented pursuant to the Charter
                                  Amendment should have the effect of
                                  increasing the trading price of the common stock of the Company from where it would otherwise trade in the absence of the Reverse Split. However, there can be no assurance that such an increase in the trading price will occur. The approval of the Stock Award and Incentive Plan by the Stockholders is necessary to provide appropriate incentives for those eligible to participate thereunder. The Board has also unanimously adopted resolutions approving the Issuance, the Stock Award and Incentive Plan and the Election of the New
                                  Board. In connection with its consideration of the Restructuring, the Board received the E&Y Fairness Opinion. See
                                  "RESTRUCTURING FINANCIAL CONSIDERATIONS --
                                  Fairness Opinion." The approval of the
                                  Issuance and the Stock Award and Incentive
                                  Plan by the Stockholders may be required by the applicable rules of the NYSE. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting, then none of the Restructuring Proposals will become effective. The Stockholder votes with respect to the Issuance and the Election of the New Board will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated. If the Stockholders approve the Stock Award and Incentive Plan, the
                                  Stock Award and Incentive Plan will become effective regardless of whether the
                                  Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. However, approval of the Stock
                                  Award and Incentive Plan is not a condition to the consummation of the Restructuring.
                                  If the Prepackaged Restructuring is
                                  required and a petition is filed under the Bankruptcy Code, the Company expects that the Restructuring Proposals will be implemented pursuant to the Prepackaged
                                  Plan.

Votes Required................    Under the Delaware General Corporation Law
                                  (the "DGCL") and the Company's Certificate of Incorporation, the Issuance, the Charter
                                  Amendment and the Stock Award and Incentive
                                  Plan must be approved by the affirmative vote of the holders of a majority of the voting power of the Old Common Stock represented at the Stockholders' Meeting.
                                  If the Restructuring is effected by means of the Exchange Restructuring, the new members of the Board to be elected at the Stockholders' Meeting must be elected by the affirmative vote of the holders of a plurality of the voting power of the Old
                                  Common Stock represented at the
                                  Stockholders' Meeting.  Apollo, the
                                  beneficial owner of 5,924,352 shares,
                                  representing approximately 39.6% of the
                                  issued and outstanding shares of Old Common
                                  Stock, has entered into a Voting Agreement with the Company, dated April __, 1998, wherein Apollo has agreed to vote all of its shares of Old Common Stock in favor of the Charter Amendment, the Issuance, the Stock
                                  Award and Incentive Plan and the Election of the New Board. See "BACKGROUND OF THE
                                  RESTRUCTURING -- THE VOTING AGREEMENT." In accordance with the terms of the Letter
                                  Agreement, the Company also requested that DDJ, the beneficial holder of approximately
                                  12.1% of the issued and outstanding shares of Old Common Stock, enter into a voting agreement with the Company similar to the Voting Agreement entered into with Apollo.
                                  DDJ, however, has informed the Company that it does not wish to enter into such a voting agreement. In addition, on or about March
                                  3, 1998, DDJ requested that the Company
                                  terminate the restrictions on DDJ's ability to buy or sell shares of Old Common Stock set forth in the DDJ Confidentiality
                                  Agreement. On March 4, 1998, the Company granted this request by DDJ. As of the Record Date, the Company's executive officers and directors, as a group, beneficially owned 492,721 (exclusive of the Apollo Shares) shares of the outstanding Old
                                  Common Stock, representing 3.3% of the
                                  issued and outstanding shares of Old Common
                                  Stock. Such officers and directors have advised the Company that they intend to vote in favor of each of the Proposals. The
                                  Stockholder votes with respect to the
                                  Issuance and the Election of the New Board will not become effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated. If the Stockholders approve the Stock Award and Incentive Plan, the
                                  Stock Award and Incentive Plan would become effective regardless of whether the Exchange
                                  Restructuring is implemented or any of the Restructuring Proposals are approved. Even if each of the Restructuring Proposals is approved by the Stockholders, the Board has reserved the right to abandon the Charter
                                  Amendment and each other Restructuring
                                  Proposal in the event that any other
                                  condition to the Restructuring is not
                                  satisfied or waived, including, but not
                                  limited to, the Minimum Tender Condition.
                                  However, the Board intends to file the
                                  Charter Amendment with the Secretary of
                                  State of Delaware if the Exchange
                                  Restructuring is consummated.

Fairness Opinion..............    On April 21, 1998, at the request of the
                                  Board, E&Y delivered to the Board a written opinion that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by public Stockholders pursuant to the Restructuring is fair to public
                                  Stockholders from a financial point of
                                  view. E&Y subsequently delivered to the Board their written opinion that, as of the date of the Proxy Statement/Prospectus and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by public
                                  Stockholders pursuant to the Restructuring is fair to public Stockholders from a financial point of view. See "RESTRUCTURING
                                  FINANCIAL CONSIDERATIONS -- Fairness
                                  Opinion."  A copy of the E&Y Fairness
                                  Opinion is attached as Annex I to the Proxy
                                  Statement/Prospectus.

Dissenters' Rights............    Stockholders will not be entitled to
                                  dissenters' rights or rights of appraisal in connection with the Charter Amendment, the Issuance, the Stock Award and Incentive Plan or the Election of the New Board.

Dilution......................    Assuming 100% acceptance of the Exchange
                                  Offer, the Company expects to issue
                                  18,456,350 shares of New Common Stock
                                  directly to exchanging Noteholders,
                                  1,496,461 shares of New Common Stock
                                  directly to existing Shareholders, and
                                  Warrants to purchase 2,216,979 additional shares of New Common Stock (subject to adjustment) to existing Stockholders. Based on the number of shares of outstanding Old
                                  Common Stock as of the Record Date, the
                                  18,456,350 shares issued directly to
                                  Noteholders will represent 92.5% of the
                                  total issued and outstanding shares of New
                                  Common Stock immediately following
                                  consummation of the Exchange Restructuring, but excluding shares issued under the Stock
                                  Award and Incentive Plan and the Warrant
                                  Shares. The Stockholders currently own 100% of the common equity of the Company in the form of the Old Common Stock. As of March
                                  16, 1998, there were 14,964,608 shares of
                                  Old Common Stock issued and outstanding.
                                  Assuming all of the conditions to the
                                  Restructuring are fulfilled, the Exchange
                                  Restructuring will result in the
                                  Stockholders receiving, in exchange for
                                  their shares of Old Common Stock, after
                                  giving effect to the Reverse Split, an
                                  aggregate of 1,496,461 shares of New Common
                                  Stock constituting 7.5% of the New Common
                                  Stock issued and outstanding immediately following consummation of the Exchange
                                  Restructuring (subject to dilution for
                                  shares of New Common Stock issued under the Stock Award and Incentive Plan and the
                                  Warrant Shares, and in the case of the
                                  Exchange Restructuring only, shares of New
                                  Common Stock issued under the Old Plans).
                                  In addition, the Stockholders will receive the Warrants, which represent the right to purchase up to 10% of the New Common Stock issued and outstanding immediately following consummation of the Exchange
                                  Restructuring and the Reverse Split (on a fully diluted basis). As a result, upon consummation of the Exchange Restructuring, the equity interests of the Stockholders represented by the Old Common Stock, as a percentage of the total number of outstanding shares of the common stock of the Company, will be significantly diluted from 100% of the Old Common Stock to 7.5% of the New Common Stock (subject to further dilution as a result of the issuance of shares of New Common Stock under the Stock
                                  Award and Incentive Plan and the Warrant
                                  Shares, and in the case of the Exchange
                                  Restructuring only, shares of New Common
                                  Stock issued under the Old Plans).
                                  Consummating the Prepackaged Plan will have the same dilutive effect. See "PURPOSE OF
                                  THE RESTRUCTURING" and "RISK FACTORS."


                           DESCRIPTION OF WARRANTS

     The following is a brief description of certain provisions of the Warrants. The Warrants will be issued to holders of Old Common Stock under the Warrant Agreement, to be dated on the Exchange Restructuring Date, between the Company and the Warrant Agent (as defined herein). The following description of such provisions does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions of the Warrant Agreement, a copy of which is attached as Annex II to the Proxy Statement/Prospectus, pursuant to which such securities will be issued.



Issue.........................    Upon consummation of the Exchange
                                  Restructuring, up to 2,216,979 Warrants (the
                                  "Warrants") will be issued to Stockholders, which after giving effect to the Reverse
                                  Split, will represent the right to purchase
                                  10% of the issued and outstanding shares of New Common Stock (on a fully diluted basis). Each Warrant will be exercisable for a period of seven years from the Exchange Restructuring Date and shall be exercisable for one share of New Common
                                  Stock, subject to adjustment.

Exercise Price................    Each Warrant will be exercisable at an
                                  exercise price ("Exercise Price") of $6.2648 per share of New Common Stock. The Exercise
                                  Price and the number of shares of New Common
                                  Stock purchasable upon exercise of the
                                  Warrants are both subject to adjustment in certain cases referred to below.
                                  Stockholders will receive, for each share of Old Common Stock, .14814815 Warrants exercisable, in the aggregate and based upon the number of shares of Old Common Stock issued and outstanding as of the Record
                                  Date, for 2,216,979 shares of New Common
                                  Stock, constituting 10% of the issued and outstanding shares of New Common Stock immediately after giving effect to the Exchange Restructuring (on a fully diluted basis).

No Rights Generally as
Stockholders................      No holder of Warrants will be entitled to
                                  any rights generally as a Stockholder of the Company unless and until such holder has obtained shares of New Common Stock upon the exercise of the Warrants for New
                                  Common Stock. Stockholders will not be
                                  entitled to receive Warrants unless and
                                  until they exchange their Old Common Stock for New Common Stock.

Adjustment of Exercise Price
and Number of Shares of New
Common Stock Obtainable Upon
Exercise......................    The number of shares of New Common Stock
                                  obtainable upon exercise of each Warrant, and correspondingly the Exercise Price, will be proportionately adjusted subject to standard antidilution provisions at any time the Company pays stock dividends, subdivides, combines or reclassifies its
                                  New Common Stock; distributes evidences of indebtedness or assets of the Company, or rights for such assets; issues New Common
                                  Stock for less than market value; issues options, warrants or other securities convertible for New Common Stock for less than market value; or effects similar dilutive transactions.


                     DESCRIPTION OF NEW CREDIT AGREEMENT


     The Company intends to enter into a New Credit Agreement, effective as of the Exchange Restructuring Date, with either CIT or another working capital lender, which will replace the Company's current working capital facility under the Credit Agreement. The Company has received and is currently reviewing proposals for a New Credit Agreement which have been submitted by CIT as well as various other prospective lenders. Based upon the proposals that have been received by the Company as of the date of this Exchange Restructuring Prospectus, the Company expects that it will be able to obtain a new working capital facility under a New Credit Agreement as of the Exchange Restructuring Date which contains terms and conditions significantly more favorable than those currently existing under the Credit Agreement with CIT.

     The Company currently anticipates no difficulty in obtaining the credit facility under a New Credit Agreement on satisfactory terms on or prior to the Exchange Restructuring Date. The Company further believes that the financing available pursuant to such facility should be adequate to permit the Company to operate its business in accordance with the Three-Year Business Plan. However, there is no assurance that such facility will be obtained in light of, among other things, the possibility of the occurrence of potentially materially adverse conditions in the private and public capital and/or debt markets and potentially materially adverse operating results for the Company. Under the Letter Agreement, the credit facility under the New Credit Agreement must be on terms and conditions reasonably satisfactory to Magten, Apollo and the Company.

                 DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT

     In connection with the Restructuring, the Company will also enter into, on the date of consummation of the Restructuring, a registration rights agreement in the form of Exhibit B to the Prepackaged Plan, attached hereto as Appendix I to Part B (the "Registration Rights Agreement"). Under the terms and conditions of the Registration Rights Agreement, the Company must use commercially reasonable efforts to register the New Common Stock pursuant to a "shelf registration," and to keep such shelf registration continuously effective for three years (subject to a two-year extension of such period to the extent that a registration statement on Form S-3 is available to the Company at the end of such initial three-year period), subject to the right to suspend the use of the prospectus constituting part of such registration statement for designated corporate purposes. Thereafter, holders who did not resell New Common Stock during the three-year period, but whose resales would have been covered by the registration statement, will be entitled to exercise, over a two-year period, up to three demand registrations and will be entitled to piggyback registration rights as well during such period. In the event that the shelf registration does not become effective within one hundred days after the date that the registration statement is filed, holders of the New Common Stock whose resales would have been covered by the registration statement will be entitled to exercise, over a two-year period, up to four demand registrations and will be entitled to piggyback registration rights as well during such period.

                          DESCRIPTION OF RIGHTS PLAN

     The Company is a party to a shareholder rights plan, dated December 8, 1987, as amended on December 10, 1997 (the "Rights Plan"), which provides for a dividend distribution of one right (collectively, the "Rights") for each share of Old Common Stock to holders of record of the Old Common Stock at the close of business on December 23, 1997. With certain exceptions, the Rights will become exercisable only in the event that an acquiring party accumulates 20 percent or more of the Company's voting stock, or if a party announces an offer to acquire 30 percent or more of such voting stock. Each Right, when exercisable, will entitle the holder to buy one-hundredth of a share of the Company's Series A Preferred Stock at a price of $30 per right or, upon the occurrence of certain events, to purchase either common stock of the Company or shares in an Acquiring Entity (as defined in the Rights Plan) at half the market value thereof. The Company will generally be entitled to redeem the Rights at a redemption price of $0.03 per Right at any time until the 10th day following the acquisition of a 20 percent position in its shares of Old Common Stock. In July 1993, the Rights Plan was amended to provide that an acquisition or offer by Apollo, or any of Apollo's Subsidiaries (as defined in the Rights Plan), will not cause the Rights to become exercisable. Pursuant to the December 10, 1997 amendment to the Rights Plan, the expiration date of the Rights was extended to December 23, 2002. On [ ], 1998, in connection with the Restructuring, consistent with the terms of the Letter Agreement, the Company amended the Rights Plan to provide, among other things, that the Rights will expire under the Rights Plan immediately prior to the consummation of the Restructuring.

            SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Set forth below are summary consolidated historical financial data of the Company. The summary financial data for each of the years in the five year period ended January 3, 1998 have been derived from the audited Consolidated Financial Statements of the Company. The data presented below is qualified by, and should be read in conjunction with, the Consolidated Financial Statements and related notes thereto, and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Part A of the Exchange Restructuring Prospectus. The Company's fiscal year ends on the Saturday closest to December 31.

                                               JAN. 3,     DEC. 28,     DEC. 30,     DEC. 31,      JAN. 1,
                                                1998         1996         1995         1994         1994
                                             (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)
                                             --------------------------------------------------------------
                                                                   ($ in Thousands)
For The Year Ended:
 Continuing Operations:
 Net sales ................................   $ 396,832    $ 417,711    $ 485,825    $ 398,990    $ 379,012
 Restructuring costs (a) ..................      (2,066)     (11,730)      (3,550)        --         (5,500)
 Income/(loss) from continuing operations .     (10,722)      (8,958)        (362)       3,398        7,865
 Discontinued Operations:
  Loss from operations, net of income taxes      (8,136)        (365)        (136)      (9,530)        (638)
  Estimated loss on disposal, net of income      (1,330)        --           --         (1,796)        --
   taxes
  Reversal of estimated loss on disposal,
   net of income taxes ....................        --           --           --           --         11,772
 Extraordinary gain (b) ...................       2,100         --          1,000           63       24,707
 Net income/(loss)(a) .....................     (18,088)      (9,323)         502       (7,865)      43,706

 Basic earnings/(loss per share:
 Earnings/(loss) per share from continuing
  operations before extraordinary gain ....   $   (0.71)   $   (0.60)   $   (0.02)   $   (0.23)   $    1.18
 Earnings/(loss) per share from
  discontinued operations .................   $   (0.62)   $   (0.02)   $   (0.01)   $   (0.76)   $    1.68
 Earnings per share from extraordinary gain        0.14         --           0.06         --           3.72
 Basic earnings/(loss) per share (a) ......       (1.19)       (0.62)        0.03        (0.53)        6.58

 Diluted earnings/(loss) per share:
 Earnings/(loss) per share from continuing
  operations before extraordinary gain ....   $   (0.71)   $   (0.60)   $   (0.02)   $    0.23    $    1.10
 Earnings/(loss) per share from
  discontinued operations .................   $   (0.62)   $   (0.02)   $   (0.01)   $   (0.76)   $    1.57
 Earnings per share from extraordinary gain        0.14         --           0.06         --           3.48
 Diluted earnings/(loss) per share (a) ....       (1.19)       (0.62)        0.03        (0.53)        6.15

 Cash dividends per share .................        --           --           --           --           --

Weighted Average Shares:
 Shares used in computing primary earnings
  per share ...............................   $  15,139    $  15,078    $  15,008    $  14,954    $   6,638
 Add - Common stock equivalents ...........         (d)          (d)          110          (d)          465
 Shares used in computing diluted
  engineering per share ...................   $  15,139    $  15,078    $  15,118    $  14,954    $   7,103

At Year End:
 Current assets ...........................   $ 148,899  $150000,986    $ 163,799    $ 172,234    $ 161,375
 Total assets .............................     233,377      235,251      253,970      266,157      251,946
 Current liabilities (c) ..................     185,692       59,566       61,704       71,104       44,427
 Long-term debt (c) .......................        --        106,231      110,040      109,908      111,851
 Deferred liabilities .....................       5,382        8,863       11,373       13,479       16,766
 Working capital/(deficiency) .............     (36,793)      91,420      102,095      101,130      116,948
 Current ratio ............................       0.8:1        2.5:1        2.7:1        2.4:1       3.61:1
 Shareholders' equity) ....................   $  42,303    $  60,591    $  70,853    $  71,666    $  78,902
 Book value per share .....................   $    2.79    $    4.01    $    4.71    $    4.78    $    5.34
 Number of shares outstanding .............      15,170       15,094       15,041       15,008       14,781



   (a) Includes, for the year ended January 3, 1998, a provision of $2,066 (14 cents per share; tax benefit not available) for restructuring costs principally related to (i) $3,530 related to the decision in the fourth quarter to close all retail outlet stores other than Perry Ellis outlet stores and (ii) the reversal of previously recorded restructuring provisions of $1,464, primarily resulting from the settlement of liabilities for less than the carrying amount, resulting in the reversal of the excess portion of the provision, for the year ended December 28, 1996, a provision of $11,730 (78 cents per share; tax benefit not available) for restructuring costs principally related to (i) the write-off of goodwill and the write-down of other assets for a product line which has been put up for sale, (ii) the write-off of certain assets and accrual for future royalties for a licensed product line and (iii) employee costs related to closing certain facilities; for the year ended December 30, 1995, a provision of $3,550 (24 cents per share; tax benefit not available) for restructuring costs principally related to (i) fixed asset write-downs at locations to be closed and
         (ii) inventory markdowns for discontinued product lines; and for the year ended January 1, 1994, a provision of $5,500 (Basis loss per share of 83 cents; tax benefit not available) for restructuring costs principally related to the costs incurred in connection with the closure of certain unprofitable operations, including (i) inventory markdowns associated with those product lines and (ii) fixed asset write-downs at closed locations.

   (b) Includes, for the year ended January 3, 1998, a gain of $2,100 (14 cents per share) related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Chapter 11 proceeding; for the year ended December 30, 1995, a gain of $1,000 (6 cents per share) related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Chapter 11 proceeding; for the year ended December 31, 1994, a gain of $63 (no per share effect) related to the purchase and retirement of a portion of the Senior Notes at a price below the principal amount thereof; and for the year ended January 1, 1994, a gain of $24,707 (basic earnings per share of $3.72) related to the settlement and anticipated settlement of claims arising from the Chapter 11 proceeding.

   (c) At January 3, 1998, long-term debt of $104,879 has been classified as a current liability. See Note 1 to the Consolidated Financial Statements at page F-6 to the Company's Registration Statement on Form S-4 of which this Exchange Restructuring Prospectus is a part.

   (d) Common stock equivalents have not been included in these periods as their inclusion would be anti-dilutive to the calculation.







                                CAPITALIZATION



     The following tables set forth the historical capitalization of the Company as of January 3, 1998 and the unaudited pro forma consolidated capitalization of the Company after giving effect to the Exchange Restructuring as if the Exchange Restructuring had occurred on January 3, 1998. This table should be read in conjunction with the "SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION," "UNAUDITED PRO FORMA FINANCIAL STATEMENTS" and the financial statements and the notes thereto included elsewhere in this Registration Statement.


                                                              (UNAUDITED)
                                                            JANUARY 3, 1998
                                                         ---------------------
                                                         ACTUAL      PRO FORMA
                                                         ------      ---------
                                                           ($ IN THOUSANDS)

Cash and cash equivalents ...........................   $   2,215    $   2,215
                                                        =========    =========
Long-term debt, including current portion:
  Senior Notes ......................................   $ 104,879    $    --
                                                        ---------    ---------

     Total long-term debt ...........................   $ 104,879         --
Stockholder's equity:
  Common stock ......................................      15,405       20,227
  Additional paid-in capital ........................     107,249      209,969
  Deficit ...........................................     (75,235)     (81,202)
  Excess of additional pension liability adjustment .      (3,508)      (3,508)
  over unrecognized prior service cost
  Accumulated foreign currency translation adjustment           6            6
  Less-treasury stock, at cost-234 shares ...........      (1,614)        --
                                                        ---------    ---------
     Total stockholder's equity .....................      42,303      145,492
                                                        ---------    ---------
        Total capitalization ........................   $ 145,492    $ 145,492
                                                        =========    =========



                                 RISK FACTORS

     Investment in the New Common Stock involves a high degree of risk. Prior to deciding whether to (a) participate in the Exchange Offer and/or (b) vote to accept the Prepackaged Plan, each Noteholder should carefully consider all of the information contained in this Exchange Restructuring Prospectus, especially the factors described in the following paragraphs.

RISK OF NONCONSUMMATION OF THE RESTRUCTURING

     If holders of at least 25% in aggregate principal face amount of the Senior Notes accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture, such an acceleration of the outstanding indebtedness under the Senior Notes could result in the Company becoming subject to a proceeding under the Federal bankruptcy laws. As contemplated by the terms of the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. However, there is no assurance that the holders of 25% or more in principal amount of the Senior Notes will not decide to accelerate the outstanding indebtedness under the Senior Notes prior to consummation of the Restructuring or if the Stockholders fail to approve the Restructuring

COMPANY RESULTS OF OPERATIONS SUBJECT TO VARIABLE INFLUENCES; INTENSE
COMPETITION

     The Company's business is sensitive to changes in consumer spending patterns, consumer preferences and overall economic conditions. The Company is also subject to fashion trends affecting the desirability of its merchandise. The apparel industry in the United States is highly competitive and characterized by a relatively small number of multi-line manufactures (such as the Company) and a large number of specialty manufacturers. The Company faces substantial competition in its markets from manufacturers in both categories. Many of the Company's competitors have significantly greater financial resources than the Company. The Company also competes for private label programs with the internal sourcing organizations of its own customers. The Company's future performance will be subject to such factors, most of which are beyond its control, and there can be no assurance that such factors would not have a material adverse effect on the Company's results of operations and financial condition.

DILUTION

     Upon completion of the Exchange Offer or the Prepackaged Plan, as applicable, the Company will issue 18,456,350 shares of New Common Stock directly to exchanging Noteholders and 1,496,461 shares of New Common Stock to Stockholders, and will reserve 2,216,979 shares of New Common Stock for issuance upon exercise of the Warrants. The issuance of 18,456,350 shares to Noteholders upon the Issuance will result in a significant dilution of the existing equity interests of the holders of Old Common Stock (as a percentage of outstanding shares of common stock) which could adversely affect the market price and the value of the New Common Stock. Immediately following the consummation of the Exchange Restructuring or the Prepackaged Restructuring, as applicable, the 18,456,350 shares issued directly to Noteholders will, after giving effect to the Restructuring, represent 92.5% of the total outstanding shares of New Common Stock, excluding the Warrant Shares, based on the number of shares of Old Common Stock outstanding as of the Record Date. Upon consummation of the Restructuring, holders of Old Common Stock will receive, for each share of Old Common Stock held, .14814815 Warrants with an exercise price of $6.2648 per share (subject to adjustment). Based upon the current market price of the Old Common Stock (after giving effect to the Reverse Split), the Warrants may be "out of the money" immediately following the Restructuring, and no assurance can be made that the Warrants will ever be "in the money." If all Warrants are exercised, the percentage of New Common Stock held by exchanging Noteholders would be reduced from 92.5% to 83.25%, and the percentage of New Common Stock held by exchanging Stockholders would be reduced from 7.5% to 6.75% (assuming none of the Warrants are held by Stockholders at the time the Warrants are exercised). See "PURPOSE OF THE RESTRUCTURING." In addition, there can be no assurance that the Company will not need to issue additional Common Stock in the future in order to achieve its business plan or if it does not achieve its projected results, which could lead to further dilution to holders of the Company's Common Stock.

LIMITATION ON USE OF NET OPERATING LOSSES

     As a result of the receipt by Noteholders of New Common Stock in exchange for the Senior Notes pursuant to the Restructuring, the Company will undergo an "ownership change" for Federal income tax purposes. Accordingly, the Company will be limited in its ability to use its net operating loss carryovers and certain tax credit carry forwards to offset future taxable income. Under the Exchange Restructuring, the limitation imposed upon the Company's use of its net operating loss carryovers would be more restrictive than under the Prepackaged Restructuring. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

CHANGE IN PRIORITY

     The Senior Notes are secured debt obligations of the Company and, accordingly, have priority over the Common Stock with respect to payment in the event of a liquidation, dissolution or winding-up of the Company. Upon exchange pursuant to the Exchange Offer, the Senior Notes tendered and accepted will be exchanged for the New Common Stock. In any liquidation or reorganization of the Company under the Bankruptcy Code, the New Common Stock, as equity securities of the Company, would rank below all debt claims, including claims of the lender under the Company's New Credit Agreement. In addition, holders of the New Common Stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution of the Company until after the holders of preferred stock, if any, have received the entire preferential amounts to which they may be entitled. See "Description of Capital Stock."

LACK OF TRADING MARKET FOR NEW COMMON STOCK; VOLATILITY; POTENTIAL DE-LISTING OF THE NEW COMMON STOCK

     There can be no assurance that an active market for the New Common Stock will develop or, if any such market does develop, that it will continue to exist. Further, the degree of price volatility in any such market that does develop may be significant. Accordingly, no assurance can be give as to the liquidity of the market for any of the New Common Stock or the price at which any sales may occur.

     The Company has fallen below the continued listing criteria of the NYSE for net tangible assets available to common stock together with average net income after taxes for the past three years. The Company has requested that the NYSE waive compliance with such test until consummation of the Restructuring. There can be no assurance, however, that the NYSE will waive compliance of such test. If the common stock of the Company were de-listed, there could be an adverse effect on the liquidity of the market for such common stock. Should the Restructuring be consummated, the Company expects to be in full compliance with all of the NYSE's requirements for continued listing on the NYSE. See "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS".

     The Company expects that the New Common Stock and the Warrants will be eligible for listing and will be listed for trading on the NYSE. There can be no assurances, however, that the New Common Stock and/or the Warrants will be listed for trading on the NYSE. If the Company is unable to have the New Common Stock and the Warrants listed for trading on the NYSE upon consummation of the Restructuring, the Company will use its best efforts to cause all New Common Stock and Warrants to be quoted on the National Market System of the NASDAQ or to be listed on another national securities exchange. However, there is no assurance that the Company would be successful in such efforts.

POSSIBLE VOLATILITY OF STOCK PRICE; EFFECT OF RESTRUCTURING ON STOCK PRICE

     Since March 3, 1998, the market price of the Old Common Stock has experienced some degree of volatility. There can be no assurance that such volatility will not continue for the New Common Stock or become more pronounced. In addition, the stock market has recently experienced, and is likely to experience in the future, significant price and volume fluctuations which could materially adversely effect the market price of the New Common Stock without regard to the operating performance of the Company. The Company believes that factors such as the Restructuring, quarterly fluctuations in the financial results of the Company or its competitors and general conditions in the industry, the overall economy, the financial markets and other risks described herein could cause the price of the New Common Stock to fluctuate substantially.

CONCENTRATED OWNERSHIP OF NEW COMMON STOCK

     Following consummation of the Restructuring, the ownership of the New Common Stock will likely be significantly more concentrated than was the ownership of the Old Common Stock. Assuming that the current holders of the Senior Notes do not significantly change prior to the consummation of the Restructuring, the Company will be controlled by a few stockholders who are current holders of the Senior Notes. These holders of New Common Stock may seek to influence the direction of the Company. For instance, following consummation of the Restructuring, Magten will own in excess of 60% of the issued and outstanding shares of New Common Stock. As a result, Magten may have the ability to control the Company's management, policies and financing decisions, to elect a majority of the members of the Company's Board and to control the vote on all matters coming before the stockholders of the Company. Pursuant to the Letter Agreement, the Company has agreed that three to five out of seven to nine members of the initial new Board members will be nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward for election to the Board following the Restructuring. See "INFORMATION REGARDING NOMINEES." The Company does not have complete information regarding the beneficial ownership of the Senior Notes and is not aware of any agreement among Noteholders to seek to influence the direction of the Company or to otherwise act in concert following the Restructuring. There can be no assurance, however, that no such agreements exist.

ABSENCE OF AND/OR RESTRICTIONS ON DIVIDENDS

     The Company did not pay any dividends on the Old Common Stock in 1995, 1996 or 1997 and does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. Moreover, the Credit Agreement places restrictions on the Company's ability to declare or pay cash dividends on the Old Common Stock and the Company believes that the New Credit Agreement will similarly restrict the payment of dividends on the New Common Stock. For a description of the limitations contained in the Credit Agreement, see "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY" in the Disclosure Statement.

HISTORY OF LOSSES; EFFECT OF TRANSACTION

     Although the Company was profitable for the fiscal year ended December 30, 1995, for the fiscal years ended December 31, 1994, December 28, 1996, and January 3, 1998, the Company reported net losses of $7,865,000, $9,323,000, and $18,088,000 respectively. The net losses were primarily attributable to the write-off of goodwill, the write-down of other assets, facility shut-downs and the closure of certain unprofitable operations. There can be no assurance that the Company will regain its profitability, or have earnings or cash flow sufficient to cover its fixed charges. See "SALANT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS" at F-2 to the Company's Registration Statement on Form S-4 of which this Exchange Restructuring Prospectus is a part.

CASH FLOW FROM OPERATIONS

     During the fiscal years ended December 28, 1996 and January 3, 1998, the Company had positive cash flow from operating activities of $17.1 million and negative cash flow from operating activities of $9.8 million, respectively. The fiscal 1996 figure reflects a $17.5 million reduction in inventories due to improved inventory management, and the effects of the implementation of a strategic business plan for the men's apparel group. The lower inventory balance was partially offset by an increase in accounts receivable, due to changes in the Company's factoring arrangements with CIT which reduced the amount of accounts receivable sold to CIT and the related factoring costs. The Fiscal 1997 figure reflects an operating loss of $10.7 million and an increase in accounts receivable of $5.7 million, offset by non-cash charges such as depreciation and amortization of $8.9 million.

     The Company's principal sources of liquidity, both on a short-term and a long-term basis, are cash flow from operations and borrowings under the Credit Agreement. Based upon its analysis of its consolidated financial position, its cash flow during the past twelve months and the cash flow anticipated from its future operations, the Company believes that its future cash flows together with funds available under the Credit Agreement should be adequate to meet the financing requirements it anticipates during the next twelve months provided that the Company consummates the Restructuring and secures a New Credit Agreement. See "DESCRIPTION OF NEW CREDIT AGREEMENT." There can be no assurance, however, (i) that the Company will consummate the Restructuring, or (ii) the Company will obtain a New Credit Agreement on favorable terms, or (iii) that future developments and general economic trends will not adversely affect the Company's operations and, hence, its anticipated cash flow.

DECLINES IN NET SALES AND GROSS PROFITS

     Sales of men's apparel decreased by $18.9 million, or 5.5%, in Fiscal 1997. The decrease resulted from (a) a $12.4 million reduction in sales of men's slacks, of which $8.4 million reflected the elimination of unprofitable programs and the balance was primarily due to operational difficulties experienced in the first quarter of Fiscal 1997 related to the move of manufacturing and distribution out of the Company's facilities in Thomson, Georgia, (b) a $5.7 million reduction in sales of men's sportswear, which included a $16.7 million reduction for the elimination of the Company's JJ Farmer and Manhattan sportswear lines, as offset by an $11.0 million increase in sales of Perry Ellis sportswear product, (c) a $5.1 million decrease in sales of men's accessories, primarily due to the slow-down of the novelty neckwear business and (d) a $4.7 million decrease in sales of certain dress shirt lines, which reflected the elimination of unprofitable businesses. These sales decreases were partially offset by a $9.5 million increase in sales of Perry Ellis dress shirts due to the addition of new distribution and the continued strong acceptance of these products by consumers. Sales of children's sleepwear, underwear and sportswear increased by $3.4 million, or 7.5%, in Fiscal 1997. This increase was primarily a result of the continuing expansion of the Joe Boxer children's product line. Sales of the retail outlet stores division decreased by $5.4 million, or 19.8%, in Fiscal 1997. This decrease was due to (i) a decrease in the number of stores in the first 10 months of Fiscal 1997 and (ii) the decision in November 1997 to close all non-Perry Ellis outlet stores. The Company ceased to operate the non-Perry Ellis outlet stores in November 1997. The total sales reduction attributable to the elimination of unprofitable programs was $29.8 million.

     The gross profit margin of the children's sleepwear and underwear segment declined as a result of (i) slowdown in sales of certain licensed products, requiring a greater percentage of off-price sales, as well as an increase in discounts and allowances, (ii) an increase in reserves for remaining inventory, and (iii) higher distribution and product handling costs. The gross profit of the retail outlet stores decreased primarily as a result of inventory markdowns of $1.6 million (7.3% of net sales) related to the closing of the non-Perry Ellis stores. Excluding these inventory markdowns, the gross profit margin increased as a result of a decrease in the transfer prices (from a negotiated rate to standard cost) charged to the retail outlet stores for products made by other divisions of the Company.

RETAIL ENVIRONMENT

     The retail industry has experienced significant consolidation and other ownership changes resulting in a decrease in the number of retailers. In addition, various retailers, including some of the Company's customers, have experienced declines in revenue and profits in recent periods and some have been forced to file for protection under the federal bankruptcy laws. In the future, other retailers in the United States and in foreign markets may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry the Company's products or increase the ownership concentration within the retail industry. There can be no assurance that such changes would not have a material adverse effect on the Company's results of operations and financial condition.

APPAREL INDUSTRY CYCLES AND OTHER ECONOMIC FACTORS

     The apparel industry historically has been subject to substantial cyclical variations, with consumer spending on apparel tending to decline during recessionary periods. A decline in the general economy or uncertainties regarding future economic prospects may affect consumer spending habits, which, in turn, could have a material adverse effect on the Company's results of operations and financial condition.

SEASONALITY AND FASHION RISK

     The Company's principal products are organized into seasonal lines for resale at the retail level during the Spring, Fall and Holiday seasons. Typically, the Company's products are designed as much as one year in advance and manufactured approximately one season in advance of the related retail selling season. Accordingly, the success of the Company's products is often dependent on the ability of the Company to successfully anticipate the needs of the Company's retail customers and the tastes of the ultimate consumer up to a year prior to the relevant selling season. In addition, the Company experiences seasonal fluctuations in its net sales and net income, with a disproportional amount of the Company's net sales and a majority of its net income typically realized during the fourth quarter. Net sales and net income are generally weakest during the first quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the Company's ability to source, manufacture and distribute its products.

DEPENDENCE ON CERTAIN CUSTOMERS AND LICENSEES; EFFECT OF RESTRUCTURING ON
LICENSES

     Certain of the Company's customers, including some under common ownership, have accounted for significant portions of the Company's gross revenues.

     In Fiscal 1997, approximately 17% of the Company's net sales were made to Sears Roebuck & Co. ("Sears"), approximately 11% of the Company's net sales were made to Federated Department Stores, Inc. ("Federated") and approximately 10% of the Company's net sales were made to TJX Corporation ("TJX"). In 1996, approximately 13% of the Company's net sales were made to Sears. In 1996 and 1995, net sales to Federated represented approximately 11% and 12% of the Company's net sales, respectively. In 1995, approximately 11% of the Company's net sales were made to TJX. In 1995, approximately 13% of the Children's Group's net sales were made to Dayton Hudson Corporation. No other customers accounted for more than 10% of the net sales of the Company or any of its business segments during 1995, 1996 or 1997.

     A decision by the controlling owner of a group of stores or any substantial customer, whether motivated by fashion concerns, financial difficulties, or otherwise, to decrease the amount of merchandise purchased from the Company or to cease carrying the Company's products could materially adversely affect the Company.

     In Fiscal 1997, approximately 44% of the Company's net sales was attributable to products sold under the Perry Ellis Portfolio by Perry Ellis and Perry Ellis America trademarks which are licensed to the Company under a series of license agreements with Perry Ellis International, Inc. ("PEI"). The license agreements contain renewal options which, subject to compliance with certain conditions contained therein, permit the Company to extend the terms of such license agreements. Assuming the exercise by the Company of all available renewal options, the license agreements covering men's apparel and accessories will expire on December 31, 2015. If the Company were unable to exercise its right to renew the agreements or the agreements were terminated by their terms, the resulting inability to sell products bearing a Perry Ellis trademark would have a material adverse affect on the Company.

     In addition to the license agreement with PEI, the Company is also a party to several other license agreements. Certain of these license agreements, including the license agreements with PEI and The Walt Disney Company, contain "change of control" provisions which may be triggered by the Restructuring, or otherwise contain provisions that enable the licensor to terminate the license or exercise other remedies thereunder as a result of the Restructuring. The Company intends to seek a waiver of any such provisions from the applicable licensors. However, there can be no assurance that any such waivers will be obtained, or to the extent such waivers are obtained, on what terms they would be granted.

FOREIGN OPERATIONS AND SOURCING; IMPORT RESTRICTIONS

     During Fiscal 1997, approximately 12% of the products produced by the Company (measured in units) were manufactured in the United States, with the balance manufactured in foreign countries. Facilities operated by the Company accounted for approximately 75% of its domestic-made products and 37% of its foreign-made products; the balance in each case was attributable to unaffiliated contract manufacturers. In Fiscal 1997, approximately 47% of the Company's foreign production was manufactured in Mexico, approximately 18% was manufactured in Guatemala and approximately 12% was manufactured in the Dominican Republic.

     Some of the Company's imported merchandise is subject to United States customs duties. In addition, bilateral agreements between the major exporting countries and the United States impose quotas which limit the amount of certain categories of merchandise that may be imported into the United States. As a result, the Company's operations would be significantly adversely affected by political instability resulting in the disruption of trade from the countries in which the Company's contractors or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes, and other charges on imports, decreases in quota levels or available quota allocations, significant fluctuations of the value of the dollar against foreign currencies (although predominately all of the Company's contracts are designated in U.S. dollars) or restrictions on the transfer of funds. The inability of a contractor to ship orders of the Company's products in a timely manner could cause the Company to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries, or a reduction in sales prices. Further, since the Company is generally unable to return merchandise to its suppliers, it could be faced with a significant amount of unsold merchandise, which could have a material adverse effect on the Company. There can be no assurance that such factors would not have a material adverse effect on the Company's results of operations.

DEPENDENCE ON CONTRACT MANUFACTURING

     In Fiscal 1997, the Company produced 59% of all of its products (in units) through arrangements with independent contract manufacturers. The use of such contractors and the resulting lack of direct control could subject the Company to difficulty in obtaining timely delivery of products of acceptable quality. In addition, as is customary in the industry, the Company does not have any long-term contracts with its fabric suppliers or product manufacturers. While the Company is not dependent on one particular product manufacturer or raw materials supplier, the loss of several such product manufacturers and/or raw material suppliers in a given season could have a material adverse effect on the Company's performance.

INFORMATION SYSTEMS AND CONTROL PROCEDURES

     The Company has completed an assessment of its information systems ("IS"), including its computer software and hardware, and the impact that the year 2000 will have on such systems and the Company's overall operations. The Company's current software systems, without modification, will be adversely affected by the inability of the systems to appropriately interpret data information after 1999. As part of the process of improving the Company's IS to provide enhanced support to all operating areas, the Company has entered into an interim working agreement with Electronic Data Systems Corporation ("EDS"), which constitutes the initial phase of a long-term contract to outsource its IS. Such long-term outsourcing contract will provide for or eliminate any issues involving year 2000 compliance because all software provided under the outsourcing contract will be year 2000 compliant. The Company anticipates that its cost for such outsourcing will be approximately $9.0 million annually, which is consistent with the Company's current IS expenditures. The Company anticipates that it will complete its outsourcing and systems conversion in time to accommodate year 2000 issues. If the Company fails to complete such conversion in a timely manner, such failure will have a material adverse effect on the business, financial condition and results of operations of the Company.

     While the Company believes its current is generally adequate to support the Company's business operations, certain deficiencies relating to the age and design of the systems, including, without limitation, difficulties in planning, forecasting, allocating and measuring performance through an integrated financial system, may adversely affect the business operations of the Company in the near and long-term. There can be no assurance that the Company's efforts to improve upon and enhance its present IS will resolve or eliminate any such existing or potential deficiencies.

     As noted above, the Company has implemented a program designed to ensure that all the Company's software will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results to such dates. Any failure on the part of the Company to ensure that any such software complies with year 2000 requirements could have a material adverse effect on the business, financial condition, and results of operations of the Company. Likewise, any failure on the part of suppliers and customers of the Company to implement a year 2000 compliance program could have a material adverse effect on the business, financial condition and results of operations of the Company if such lack of compliance interrupts the Company's daily business interactions and relationships with such suppliers and customers.

LEVERAGE AND DEBT SERVICE

     As of January 3, 1998, the Company had outstanding total interest bearing indebtedness of approximately $151.9 million and a total debt-to-total capital ratio of 0.761. The amount of indebtedness of the Company will be reduced by the principal amount of Senior Notes as a result of the Restructuring. The Company will continue to have annual fixed debt service requirements under the term loan portion of the New Credit Agreement. The Company expects that the New Credit Agreement will have a term loan component in the maximum principal amount of $25 million. The ability of the Company to make principal and interest payments under the Company's working capital facility, including the term loan component, will be dependent upon the Company's future performance, which is subject to financial, economic and other factors affecting the Company, some of which are beyond its control. There can be no assurance that the Company will be able to meet its fixed charges as such charges become due.

RESTRICTIVE COVENANTS

     The Credit Agreement contains certain restrictive covenants which impose prohibitions or limitations on the Company with respect to, among other things, (i) the incurrence of indebtedness, (ii) capital expenditures, (iii) the creation or incurrence of liens, (iv) the declaration or payment of dividends or other distributions on, or the acquisition, redemption or retirement of, any shares of capital stock of the Company, and (v) mergers, consolidations and sales or purchases of substantial assets. The Credit Agreement also requires that the Company satisfy certain financial tests, maintain certain financial ratios, and satisfy a maximum net loss test. Failure to comply with such covenants could result in a default under the Credit Agreement which could have a material adverse effect on the financial condition and results of operations of the Company. The Company currently anticipates that the New Credit Agreement will contain restrictive covenants similar to those contained in the Credit Agreement.

NEED FOR SUSTAINED TRADE SUPPORT

     The Company's ability to achieve sales growth and profitability includes significant reliance on continued support from its vendors. If the Company's major vendors reduce their credit lines or product availability to the Company, it could have a material adverse effect on the Company's sales, cash position and liquidity.

     FOR A DISCUSSION OF CERTAIN ADDITIONAL RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH VOTING ON THE PREPACKAGED PLAN, SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS AND THE DISCLOSURE STATEMENT.

                         BACKGROUND OF RESTRUCTURING

     The following summary of the background of the Restructuring, including the principal terms of the Letter Agreement, the Forbearance Agreement and the Voting Agreement, does not purport to be complete and is qualified in its entirety by reference to those documents, including the definitions of certain terms contained therein. Copies of the Letter Agreement and the Forbearance Agreement are filed as Exhibits 10.42 and 10.43, respectively to the Company's Current Report on Form 8-K, filed on March 4, 1998, which is incorporated by reference herein. The Voting Agreement is attached to the Company's Registration Statement on Form S-4, of which this Exchange Restructuring is a part, as Exhibit 9.1. Whenever particular provisions of such documents are referred to herein, such provisions are incorporated herein by reference, and the statements are qualified in their entirety by such reference.

BACKGROUND OF THE RESTRUCTURING

     On February 22, 1985, Salant NY and its two largest subsidiaries, Thomson and Obion filed with the Bankruptcy Court separate voluntary petitions for relief under Chapter 11 of title 11 of the Bankruptcy Code (Case Nos. 85-B-10229 (PBA) through 85-B-10231 (PBA), inclusive). Salant NY's other United States, Canada and Mexico subsidiaries did not seek relief under the Bankruptcy Code or other foreign insolvency laws, respectively. On May 19, 1987, the Bankruptcy Court issued an order confirming the 1987 Chapter 11 Plan. The 1987 Chapter 11 Plan was consummated on June 2, 1987. On June 2, 1987, pursuant to the provisions of the 1987 Chapter 11 Plan, the assets and liabilities of Salant NY, Thomson and Obion were substantively consolidated, and Salant NY, Thomson and Obion and the inactive subsidiaries of Salant NY merged with a wholly-owned subsidiary of Salant NY. The Company is the surviving corporation of the merger.

     On June 27, 1990, the Company and its wholly-owned subsidiary, Denton Mills, each filed with the Bankruptcy Court a separate voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On July 30, 1993, the Bankruptcy Court issued an order confirming the 1993 Chapter 11 Plan. The 1993 Chapter 11 Plan was consummated on September 20, 1993. Pursuant to the 1993 Chapter 11 Plan, on September 20, 1993, the Company issued the Senior Notes. While issuance of the Senior Notes facilitated the Company's emergence from Chapter 11, the Company, as a result, was capitalized with a significant amount of long-term debt. In connection with the formulation of the 1993 Chapter 11 Plan, management of the Company believed that, based upon projected operating results, the Company would be able to refinance the Senior Notes prior to their final maturity. The principal amount of the Senior Notes (which is currently in the aggregate amount of $104.879 million), becomes due on December 31, 1998. Since emerging from bankruptcy in September 1993, the Company has from time to time explored various strategies regarding its overall business operations and, in particular, various possible transactions that would result in a refinancing of its long-term debt obligations. In this connection, during the period from the beginning of Fiscal 1997 through the date of this Exchange Restructuring Prospectus, including since the announcement of the proposed Restructuring on March 3, 1998, the Company has from time to time received indications of interest from various third parties to purchase all or a portion of the Company's businesses or assets. During this period, the Company's refinancing efforts have been significantly hampered by its inconsistent operating results and the fact that investors in the marketplace generally do not look favorably upon investing in highly-leveraged apparel companies.

     In the latter half of Fiscal 1997, the Company, working with the Company's various investment banking firms, the Board and management analyzed and assessed its financial situation and explored with the Board and management the availability of capital in both the private and public debt and equity markets for the purpose of recapitalizing the Company. The investment banking firms advised the Company that they did not believe the Company could recapitalize by use of the capital markets, in light of the Company's past inconsistent operating performance, together with the reluctance of investors to invest in apparel companies suffering from high debt-to-equity ratios.

     The Company's unfavorable operating results continued throughout the fourth quarter of Fiscal 1997. Net sales for the fourth quarter of Fiscal 1997 were $116.4 million, a 1.1% increase from the comparable quarter in 1996, however, the Company's net losses amounted to $5.6 million (as compared to a net income of $6.1 million in 1996), and the loss from continuing operations before interest, income taxes and extraordinary gain was $2.4 million (as compared to $10.6 million of income from continuing operations before interest and income taxes for the same quarter of 1996). These results heightened the Company's concern that, absent a restructuring or other extraordinary transaction, it would be difficult for the Company to make the principal payment under its Senior Notes due on December 31, 1998 of $104.879 million. Moreover, during the fourth quarter of Fiscal 1997, the Company closed 42 of its retail outlets (representing all retail outlets other than the Perry Ellis outlet stores), determined to close one of its distribution centers and changed the sourcing of a portion of its Perry Ellis product line. While these changes were essential to streamline the Company by eliminating non-core businesses and correcting certain operational issues, these actions had a detrimental effect on the Company's earnings and profitability in Fiscal 1997. As a result, heading into fiscal year 1998, the Company was concerned that, in light of its inconsistent operating performance and the Company's inability to access the capital markets in order to refinance or retire its indebtedness under the Senior Notes, the Company's ability to maintain the support and confidence of its trade vendors was at risk. In that connection, the Company, in consultation with its financial advisors, decided that it needed to immediately address the Company's high level of indebtedness in order to avoid any permanent adverse effects on its business operations, future productivity and growth potential. In addition, as a result of the Company's performance during Fiscal 1997, as of January 3, 1998, the Company had failed to meet certain of the CIT Financial Covenants. Accordingly, the Company commenced discussions with CIT to address these issues during December 1997. In this connection, the Company reviewed the advisability of making the $5.5 million interest payment on the Senior Notes due and payable on March 2, 1998 with a view towards maximizing liquidity in order to appropriately fund operations during the pendency of the restructuring transactions. Commencing in December 1997, the Company began discussion with CIT regarding a possible restructuring of the Company's indebtedness under the Senior Notes (including various issues relating to the Company's future ability to meet Financial Covenants and the upcoming March 1998 interest payment on the Senior Notes). The Company believed that, given the potential instability that is associated with any restructuring process, it would be most productive to adopt a strategy to maximize liquidity and thereby protect the total enterprise value of the Company. The Company also concluded that the Noteholders and the Stockholders would best be served by converting the Senior Notes into equity of the Company, thus allowing the Company to eliminate a significant portion of its debt and substantially improve its balance sheet.

THE LETTER AGREEMENT

     In furtherance of the Company's continuing efforts to deleverage, the Company approached Magten, to discuss the possible terms and conditions of a restructuring of the indebtedness under the Senior Notes, including the Magten Notes. In addition, in connection with the Company's efforts to restructure, the Company developed the Three-Year Business Plan. See "RESTRUCTURING FINANCIAL CONSIDERATIONS -- The Three-Year Business Plan." During the months of January and February, 1998, the Company continued to actively discuss a restructuring of the Company with Magten and Apollo, the beneficial owner of 5,924,352 shares (the "Apollo Shares") of Old Common Stock, representing approximately 39.6% of the issued and outstanding shares. During this period, the Company continued its negotiated with CIT to ensure its support of the Restructuring. The efforts culminated in the Letter Agreement.

     In connection with the discussions concerning the Restructuring by the parties, and in order to determine the allocation of the equity of the Company among the Stockholders and Noteholders upon the consummation of the Restructuring, the parties assumed a total enterprise value for the Company of $185 million. The parties also assumed that the average outstanding balance under the Company's working capital facility for the post-restructured Company would be $60 million. Thus, the total net equity value of the Company after giving effect to the Restructuring was assumed to be $125 million. Neither the Company, Magten nor Apollo has expressed any opinion as to the accuracy of any of the foregoing assumptions, including, without limitation, the total enterprise value of the Company. Such assumptions were made solely for purposes of allocating the equity of the Company post-Restructuring among the Noteholders and Stockholders pursuant to the Restructuring and should not in any way be viewed as indicative of any party's opinion as to the total enterprise value of the Company.

     As a result of the foregoing assumptions and calculations, the parties agreed in the Letter Agreement that they would each support the Restructuring (subject to certain conditions), pursuant to which (i) Noteholders would receive 92.5% of the New Common Stock of the Company, which value would imply a distribution of equity to Noteholders valued at $110 million after giving effect to the conversion of the Senior Notes and after taking into consideration the value of the Warrants as determined below (which is approximately the aggregate outstanding amount under the Senior Notes - i.e., $104.879 million in aggregate principal amount and $5.5 million in accrued and unpaid interest as of March 2, 1998); and (ii) Stockholders would receive
(a) 7.5% of the New Common Stock of the Company, which value would imply a distribution of equity to Stockholders valued at $8.9 million after taking into consideration the value of the Warrants as determined below, and (b) seven year Warrants representing the right to purchase 10% of the New Common Stock of the Company (on a fully diluted basis). Using the Black-Scholes option pricing formula, which incorporates such factors as the relationship of the underlying stock's price to the strike price of the Warrants and the time remaining until the Warrants expire, a value of $6.1 million is implied for the Warrants.

     On March 2, 1998, Magten, Apollo and the Company entered into the Letter Agreement setting forth the basic terms and conditions of the Restructuring. Pursuant to the Letter Agreement, the parties agreed, among other things, to support the Restructuring on the following terms: (i) the entire long term debt (which, as of March 2, 1998, was $110.379 million, consisting of $104.879 million of principal amount and $5.5 million of accrued interest on the Senior Notes) would be converted into 92.5% of the Company's issued and outstanding New Common Stock immediately following consummation of the Exchange Restructuring, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan and the Warrant Shares and, in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, and (ii) the Old Common Stock would be converted into 7.5% of the Company's issued and outstanding New Common Stock immediately following consummation of the Exchange Restructuring, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan and the Warrant Shares and, in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, plus Stockholders would receive seven year Warrants to purchase up to 10% of the Company's New Common Stock, on a fully diluted basis. In addition, pursuant to the Letter Agreement and in order to effect the Restructuring, the Company agreed to (a) effectuate the Reverse Split in order to "normalize" the post-restructuring trading of the New Common Stock by reducing the number of outstanding shares and, thus, increasing the per share stock price; (b) elect a new Board, consisting of between five and seven members comprised of Mr. Jerald Politzer, as Chairman, between three and five members nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward, and one member nominated by the current Board; (c) enter into a registration rights agreement for the benefit of Noteholders who will hold 10% or more of the New Common Stock immediately after occurrence of the Exchange Restructuring Date, on terms and conditions reasonably acceptable to Magten and the Company; (d) enter into a New Credit Agreement to replace the Company's existing working capital facility under the Credit Agreement on terms reasonably satisfactory to Magten and Apollo;
(e) adjust all existing stock options and other equity based plans to reflect the Restructuring and/or adopt the Stock Award and Incentive Plan; and (f) amend the Company's existing Rights Plan to permit the Restructuring to be consummated without causing any rights thereunder to become exercisable as a result. Pursuant to the Letter Agreement, Magten agreed, among other things, to tender (or with respect to managed accounts, use its reasonable best efforts to cause to be tendered) all of the Magten Notes in acceptance of the Exchange Offer, provided that certain conditions were satisfied, including that (i) all applicable federal and state securities laws are complied with, and (ii) the terms of the Exchange Offer and the remaining components of the Restructuring are consistent with the terms of the Exchange Offer and Restructuring as described in the Letter Agreement. As contemplated by the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. In addition, in connection with the Restructuring and as provided for in the Letter Agreement, Apollo has entered into a Voting Agreement with the Company, dated April __, 1998, wherein Apollo has agreed, among other things, to vote all of the Apollo Shares in favor of each of the Restructuring Proposals and, in the event that the Prepackaged Plan is required, to vote all of the Apollo Shares in favor of the Prepackaged Plan.

     Each of the existing members of the Board has delivered to the Company a resignation letter resigning from the Board effective as of the Exchange Restructuring Date. In accordance with the Company's Certificate of Incorporation, by resolution of the Board, the number of directors has been fixed at [ ] effective as of the Exchange Restructuring Date. As provided for in the Letter Agreement, the new Board will consist of: (i) Mr. Jerald Politzer, as the Chairman of the Board; (ii) between three and five members to be nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward prior to the commencement of the Solicitation; and (iii) one member designated by the current Board. In addition, the current Board has designated Marvin Schiller to be the current Board's nominee to the new Board. If any nominee should be unavailable for election at the Stockholders' Meeting, the proxies will be voted for the election of such other person as may be recommended by the Board. See "INFORMATION REGARDING NOMINEES."

     Magten's obligations under the Letter Agreement will terminate upon the occurrence of any of the following events (a "Magten Agreement Termination Event") unless waived in writing by Magten:

     (a) the Company has not obtained the requisite shareholder approval for the Restructuring Proposals at the Stockholders' Meeting on or before July 31, 1998;

     (b) the Exchange Offer shall not have commenced on or before June 15, 1998;

     (c) the Exchange Restructuring Date shall not have occurred on or before July 31, 1998;

     (d) the Company or Apollo shall have disclaimed publicly in writing (or in a writing sent to Magten) its intention to pursue the Restructuring;

     (e) there occurs any material change in the terms or the feasibility of the Restructuring that materially affects the Noteholders, not previously consented to in writing by Magten;

     (f) the Company shall be the subject of a voluntary or involuntary petition under the Bankruptcy Code prior to the occurrence of the Exchange Restructuring Date, other than the Prepackaged Restructuring, provided, however, that the filing of an involuntary petition will only be deemed to constitute a Magten Agreement Termination Event when and if such involuntary petition for relief has continued undismissed for 60 days or an order or decree approving the involuntary petition has continued unstayed and in effect for 60 days; and

     (g) to the extent the right of Magten to vote or direct the disposition of the Senior Notes results from an arrangement in existence as of March 2, 1998 under which Magten has been engaged to perform investment management services on behalf of a beneficial owner of Senior Notes, (i) such engagement will be terminated by such beneficial owner or as a result of any statutory, regulatory or bona fide business requirement or condition not related to the Letter Agreement, or (ii) such beneficial owner directs Magten to dispose of some or all of the Senior Notes beneficially owned by such beneficial owner; provided that, in any case, the Magten Agreement Termination Event only applies to Senior Notes held by the beneficial owner as to which engagement has been terminated or as to which such disposal direction has been issued.

     Apollo's obligations under the Letter Agreement will terminate upon the occurrence of any of the following events (an "Apollo Agreement Termination Event") unless waived in writing by Apollo:

     (a) the Exchange Restructuring Date shall not have occurred on or before July 31, 1998;

     (b) there occurs any material change in the terms or the feasibility of the Restructuring that materially and adversely affects the Stockholders, not previously consented to by Apollo; and

     (c) the Company shall be the subject of a voluntary or involuntarily petition under the Bankruptcy Code prior to the occurrence of the Exchange Restructuring Date other than the Prepackaged Restructuring, provided, however, that the filing of an involuntary petition will only be deemed to constitute an Apollo Agreement Termination Event when and if such involuntary petition for relief has continued undismissed for 60 days or an order or decree approving the involuntary petition has continued unstayed and in effect for 60 days.

     In addition, the respective obligations of Magten, Apollo and the Company to consummate each of the transactions contemplated by the Restructuring are also subject to the satisfaction of each of the following conditions:

     (a) neither Magten, the Company nor Apollo has failed to comply with any of its obligations set forth in the Letter Agreement;

     (b) the negotiation, preparation and execution of mutually satisfactory definitive transaction agreements and other documents incorporating the terms and conditions of each of the transactions contemplated by the Restructuring set forth in the Letter Agreement and such other terms and conditions as the parties may reasonably require;

     (c) all authorizations, consents and regulatory approvals required, if any, in connection with the consummation of the transactions contemplated by the Restructuring and the continuation of the Company's businesses as currently constituted shall have been obtained; and

     (d) the holders of 100% (or such lesser percentage as agreed upon by Magten) of the Senior Notes shall have tendered their Senior Notes in connection with the Exchange Offer.

     In the event that less than 100% of the aggregate principal amount of the Senior Notes are tendered in the Exchange Offer but at least two-thirds in principal amount and a majority in number of the Noteholders voting and at least two-thirds of the Stockholders voting have voted in favor of the Prepackaged Plan, the Company intends to file the Prepackaged Plan under Chapter 11 of the Bankruptcy Code. Pursuant to the Letter Agreement, Magten has agreed to tender (or with respect to managed accounts, use its reasonable best efforts to cause to be tendered), subject to certain conditions, all of the Magten Notes pursuant to the Exchange Offer and, in the event the Prepackaged Plan is pursued, to vote all of the Magten Notes in favor of the Prepackaged Plan.

THE VOTING AGREEMENT

     In accordance with the terms of the Letter Agreement, on April _, 1998, Apollo and the Company entered into the Voting Agreement. A form of the Voting Agreement is filed as Exhibit 9.1 to the Company's Registration Statement on Form S-4 which this Exchange Restructuring Prospectus is a part. Pursuant to the Voting Agreement, Apollo agreed that, subject to Apollo's receipt of proxy or other solicitation in respect of the Restructuring that are consistent with the terms of the Letter Agreement, (A) at any meeting of the Stockholders, however called, and in any action by consent of the Stockholders, Apollo will vote all of the Apollo Shares in favor of each of the transactions contemplated by the Restructuring with respect to which a vote of the Stockholders is called, including, without limitation, each of the Restructuring Proposals; (B) Apollo will vote all of the Apollo Shares in favor of any plan of reorganization for which votes to accept or reject such plan of reorganization have been solicited; provided, that, such plan of reorganization is consistent with the terms of the Restructuring set forth in the Letter Agreement; (C) so long as it is the beneficial owner of the Apollo Shares, Apollo will not at any time prior to the termination of the Letter Agreement, support or encourage, directly or indirectly, any financial restructuring concerning the Company other than the Restructuring or any transaction or other action that is inconsistent with the terms of the Restructuring; and (D) Apollo will not sell, transfer or assign any of the Apollo Shares or any voting interest therein during the term of the Letter Agreement except to a purchaser who agrees in writing prior to such acquisition to be bound by the terms of this Agreement and by all the terms of the Letter Agreement with respect to the Apollo Shares being acquired by such purchaser.

     In addition, pursuant to the Voting Agreement Apollo also agreed that if it fails to comply with the provisions of the Letter Agreement, as determined by the Company in its sole discretion, such failure will result, without any further action by Apollo, in the irrevocable appointment of the Company, until termination of the Voting Agreement, as Apollo's attorney and proxy pursuant to the provisions of Section 212(c) of the Delaware General Corporate Law, with full power of substitution, to vote, and otherwise act (by written consent or otherwise) with respect to the Apollo Shares which Apollo is entitled to vote at any meeting of Stockholders (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in the Voting Agreement.

     The Company's refinancing efforts during Fiscal 1997 included discussions with DDJ regarding a possible financing transaction. As of March 16, 1998, DDJ was the beneficial owner of 1,809,100 shares of Old Common Stock, which represents approximately 12.1% of the issued and outstanding shares of Old Common Stock. In connection with these discussions, DDJ entered into the DDJ Confidentiality Agreement with the Company relating to DDJ's review of various materials relative to such proposed refinancing. The DDJ Confidentiality Agreement contained certain restrictions on the ability of DDJ to buy or sell shares of Old Common Stock. In accordance with the terms of the Letter Agreement, the Company requested that DDJ enter into a voting agreement with the Company similar to the Voting Agreement entered into with Apollo. DDJ, however, informed the Company that it does not wish to enter into such a voting agreement. In addition, on or about March 3, 1998, DDJ requested that the Company terminate the restrictions on DDJ's ability to buy or sell shares of Old Common Stock set forth in the DDJ Confidentiality Agreement. On March 4, 1998, the Company granted this request by DDJ.

THE WAIVER AND FORBEARANCE UNDER THE CREDIT AGREEMENT

     CIT agreed to support the Company's restructuring efforts under the Letter Agreement and, on March 2, 1998, the Company entered into the Forbearance Agreement with CIT, wherein CIT (i) waived certain existing financial covenant defaults under the Credit Agreement as of January 3, 1998;
(ii) agreed to forbear (subject to certain conditions) from exercising any of its rights or remedies arising under the Credit Agreement arising from the Company's failure to make the interest payment on the Senior Notes due and payable on March 2, 1998: (iii) agreed to continue making loans, advances and other financial accommodations to the Company; and (iv) agreed to amend certain provisions of the Credit Agreement, including an increase in the advance rate for revolving loans made pursuant to the Credit Agreement. Under the Forbearance Agreement, such agreement to forbear by CIT will terminate on July 1, 1998 or earlier upon the happening of (a) the occurrence of any Event of Default (as defined in the Credit Agreement) other than a Payment Default (as defined in the Forbearance Agreement) or (b) the failure of the Company to execute and deliver to CIT before June 1, 1998, (i) a commitment letter executed by CIT providing for the agreement between CIT and the Company to enter into a new $135 million syndicated credit facility (in replacement of the financing and factoring arrangements provided by CIT pursuant to the Credit Agreement) on terms and conditions satisfactory to CIT or (ii) a copy of a commitment letter executed between another lender and the Company providing for a credit facility to the Company which by its terms provides for closing and funding thereof on or before July 1, 1998, and enabling the Company upon such closing and funding to simultaneously terminate the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement) and to satisfy in full all of its then existing Obligations (as defined in the Credit Agreement) to CIT; or (c) the exercise of any right or remedy with respect to any of the Collateral (as defined in the Credit Agreement) by any holder of any Senior Notes or by the Trustee under the Indenture; or (d) the payment of any interest on the Senior Notes in respect of the Company's failure to make the March 2, 1998 interest payment or otherwise. If the Company fails to execute and deliver to CIT, prior to June 1, 1998, a commitment letter with CIT or another lender providing for an agreement to enter into a New Credit Agreement, the Company intends to request an extension of such deadline from CIT. However, there is no assurance that such an extension would be granted. In addition, while the Company expects that the Restructuring will be consummated prior to July 1, 1998, if the Restructuring is not consummated by such date, the Company intends to request an extension of the forbearance period referred to above from CIT. However, there is no assurance that such an extension would be granted.

     In consideration for CIT's agreement to enter into the Forbearance Agreement, pursuant thereto, the Company agreed to pay CIT a forbearance and waiver fee in the amount of $150,000. In addition, in consideration of a New Credit Agreement proposed by CIT, the Company agreed to pay CIT a non-refundable and fully earned fee of $1,050,000, payable in three equal installments of $350,000 each on April 1, May 1 and June 1, 1998. This fee is non-refundable in whole or in part, provided, however, that notwithstanding the foregoing, (a) if the Company does execute a New Credit Agreement with CIT, such fee will be applied to satisfy any and all closing fees and facility fees under such New Credit Agreement, or (b) if CIT does not extend a New Credit Agreement to the Company because CIT's Executive Credit Committee fails to give credit approval for such facility, then $600,000 of such fee shall be refunded to the Company. In the event that CIT becomes the lender under the New Credit Agreement or under a debtor-in-possession working capital facility, if the Prepackaged Restructuring is pursued, the Forbearance Agreement provides that no other closing fee or facility fee shall be due and payable in connection with any such replacement credit facility provided by CIT.

                         PURPOSE OF THE RESTRUCTURING

     The purpose of the Restructuring is to help ensure the long-term viability and to contribute to the success of the Company by deleveraging the Company's capital structure. Specifically, in accordance with the Three-Year Business Plan developed by the Company the Restructuring is designed to recapitalize the Company by converting all of the Company's long-term debt obligations under the Senior Notes (which, as of March 2, 1998, was $110.379 million, consisting of $704.9 million aggregate principal amount of and $5.5 million of accrued interest on the Senior Notes) into New Common Stock. Interest charges for the Company should be substantially reduced and stockholders' equity should be substantially increased as a result of the Restructuring. Upon consummation of the Restructuring, the Company believes it will not have any long-term debt, other than the term loan portion of its working capital facility. This significantly lower debt-to-equity ratio should help the Company to achieve the objectives as described in the Three-Year Business Plan and make the Company more attractive to investors. The Company believes that by reducing the uncertainty surrounding its ability to pay or retire the Senior Notes which are due in their entirety on December 31, 1998, the Restructuring should maximize liquidity for the Company's business operations and thereby provide a platform for future growth and enhance the Company's total enterprise value. The Company further believes that by providing the Company with a deleveraged capital structure, the company that results from the Restructuring should be positioned favorably to withstand the normal market fluctuations in the highly volatile apparel industry.

     In contemplation of the Restructuring the Company elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes, by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. Holders of at least 25% in the aggregate principal face amount of the Senior Notes may accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture. If such holders accelerate the indebtedness under the Senior Notes, the Company may be required to commence a proceeding under the Federal bankruptcy laws without having solicited acceptances for the Prepackaged Plan prior to commencement of such proceeding. In addition, the Company's working capital lender, CIT, agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Credit Agreement, arising by virtue of the Company's failure to pay such interest on the Senior Notes. Failure to consummate the Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY ITS OBLIGATIONS UNDER THE SENIOR NOTES WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE CREDIT AGREEMENT AND/OR THE SENIOR NOTES OR AN ADDITIONAL CAPITAL INFUSION, AND IT IS UNLIKELY THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING OR ADDITIONAL CAPITAL INFUSION. IF THE COMPANY DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, THE COMPANY WILL CONSIDER ALL OTHER AVAILABLE FINANCIAL ALTERNATIVES, INCLUDING THE SALE OF ALL OR A PART OF THE COMPANY'S BUSINESSES, THE IMPLEMENTATION OF AN ALTERNATIVE ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITHOUT A PREAPPROVED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE WOULD BE ON TERMS AS FAVORABLE TO NOTEHOLDERS AND STOCKHOLDERS AS THE RESTRUCTURING.

     If any of the Restructuring Proposals is not approved by the Stockholders and/or the Minimum Tender Condition is not satisfied or waived, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court, then the Company intends to pursue confirmation of the Prepackaged Plan under Chapter 11 of the Bankruptcy Code and to attempt to use such acceptances to obtain confirmation of the Prepackaged Plan. If the Company determines that it is or will be unable to complete the Restructuring, the Company will consider all financial alternatives available to it at such time, which may include the sale of all or part of the Company's business, the implementation of an alternative restructuring arrangement outside of bankruptcy, or the commencement of a Chapter 11 case with or without a preapproved plan of reorganization. There can be no assurance, however, that any alternative restructuring would result in a reorganization of the Company rather than a liquidation, or that any such reorganization would be on terms as favorable to the Noteholders and Stockholders as the terms of the Restructuring. If a liquidation or a protracted and non-orderly reorganization were to occur, there is a risk that the ability of the Noteholders and Stockholders to recover their investments would be even more impaired than under the Restructuring and would be substantially delayed. A non-consensual restructuring would likely have a material adverse impact on the Company and its employees, suppliers and customers.

                    RESTRUCTURING FINANCIAL CONSIDERATIONS

BACKGROUND OF THE RESTRUCTURING FINANCIAL ANALYSIS

     The Restructuring was designed to enable the Company to achieve the Three-Year Business Plan by attempting to maximize liquidity for the Company's business operations which should thereby provide a platform for future growth and enhance the Company's total enterprise value. The Board reviewed the Three-Year Business Plan and projections and the various factors influencing the apparel industry which historically had affected the Company's operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

FAIRNESS OPINION

     Pursuant to an agreement effective as of December 18, 1997, between E&Y and the Company (the "E&Y Agreement"), the Company engaged E&Y to act as its financial advisor in connection with the Restructuring. In addition, E&Y performed certain valuation services at the request of the Company under the E&Y Agreement. For a more detailed description of the arrangements pursuant to the E&Y Agreement, including the fees and expenses payable to E&Y by the Company, see "ADVISORS AND REPRESENTATIVES."

     On March 25, 1998, the Company retained E&Y to render its opinion as to whether or not the consideration to be received by public Stockholders pursuant to the Restructuring is fair to the public Stockholders from a financial point of view. On April 21, 1998, at the request of the Board, E&Y delivered to the Board a written opinion that as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by public Stockholders pursuant to the Restructuring is fair to public Stockholders from a financial point of view. E&Y subsequently delivered to the Board their written opinion that, as of the date of the Proxy Statement/Prospectus and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by public Stockholders pursuant to the Restructuring is fair to the public Stockholders from a financial point of view (the "E&Y Fairness Opinion").

     THE FULL TEXT OF THE E&Y FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY E&Y, IS ATTACHED AS AN ANNEX TO THE PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE E&Y FAIRNESS OPINION WAS PROVIDED TO THE BOARD FOR ITS USE AND BENEFIT AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY PUBLIC STOCKHOLDERS PURSUANT TO THE RESTRUCTURING AND DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE RESTRUCTURING NOR DOES IT CONSTITUTE A RECOMMENDATION TO THE COMPANY'S STOCKHOLDERS AS TO HOW SUCH STOCKHOLDERS SHOULD VOTE ON THE PROPOSED RESTRUCTURING. THE SUMMARY OF THE E&Y FAIRNESS OPINION SET FORTH IN THIS EXCHANGE RESTRUCTURING/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at the E&Y Fairness Opinion, E&Y, among other things: (i) reviewed the terms of the Restructuring, as set forth in the Letter Agreement included in the Company's Form 8-K filing dated March 2, 1998, the Company's Annual Report, Form 10-K and related audited financial information for the fiscal year ended January 3, 1998 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending September 27, 1997 and June 28, 1997, unaudited financial information for the two month period ending March 7, 1998 and a draft copy of the Company's Registration Statement on Form S-4, dated April 17, 1998, to be filed in conjunction with the Restructuring; (ii) reviewed and discussed with the Company's management certain information, including financial forecasts (specifically the Three-Year Business Plan), relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to E&Y; (iii) conducted discussions with members of senior management of the Company concerning their respective businesses and prospects, before and after giving effect to the Restructuring; (iv) reviewed the historical market prices and valuation multiples for the Old Common Stock and considered the reasonableness of this information as it related to fair market valuation of the Old Common Stock; (v) applied commonly-accepted valuation procedures in determining the fair market value of the Company's total invested capital ("TIC") on a going concern basis; (vi) reviewed the Three Year Business Plan; and (vii) reviewed such other financial studies and analyses and took into account such other matters as E&Y deemed necessary, including its assessment of general economic, market and monetary conditions.

     In preparing its opinion, E&Y assumed and relied on the accuracy and completeness of all information supplied by the Company or others, information otherwise made available to E&Y, information discussed with or reviewed by or for E&Y, and any publicly available information. E&Y did not assume any responsibility for independently verifying such information and did not undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company. In addition, E&Y did not assume any obligation to conduct, nor did E&Y conduct, any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with E&Y by the Company, E&Y assumed that they were reasonably prepared and reflect the best currently available estimates and judgments of the Company's management as to the expected future financial performance of the Company, as the case may be. E&Y also assumed that the final form of the Restructuring would be in the form of the Restructuring as set forth in the draft copy of the Company's Form S-4, dated April 17, 1998.

     The E&Y Fairness Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information made available to E&Y as of, the date of such opinion. E&Y assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Restructuring, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits to Stockholders of the Restructuring. E&Y was not authorized by the Company or the Board to solicit, nor did it solicit, third-party indications of interest for the acquisition of all or any part of the Company. E&Y did participate in discussions and negotiations among representatives of the Company, Apollo and Magten, including each party's financial and legal advisors, and it provided advisory services to the Company in connection with the Restructuring including valuation and assessment of the terms of the Restructuring, however, E&Y did not determine the terms of the Restructuring. In addition, E&Y was not asked to consider, and the E&Y Fairness Opinion does not in any manner address, the price at which shares of the Company will trade following the announcement or consummation of the Restructuring.

     The following is a summary of the facts and circumstances observed by E&Y and the material financial and comparative analyses performed by E&Y in connection with the preparation of the E&Y Fairness Opinion.

Review of the Process by Which the Terms of the Restructuring Were Determined. E&Y reviewed the facts and circumstances surrounding the Company leading to the Restructuring as well as the process by which the Restructuring was negotiated to identify issues relating to fairness to public Stockholders. The Company has advised E&Y that the following issues, among others, occurring prior to the Restructuring, are important to consider: (i) the severe financial distress of the Company caused by decreasing sales volume in Fiscal 1997, (ii) the inability of the Company to meet the CIT Financial Covenants as of January 3, 1998, (iii) anticipated difficulty in meeting a semi-annual coupon payment on the Senior Notes, (iv) anticipated difficulty in meeting funding requirements for critical capital expenditures required to maintain the Company's operations on a competitive footing, (v) anticipated difficulty in refinancing the Senior Notes upon maturity at December 31, 1998, and (vi) replacement of substantially all of the Company's senior management in 1997 including the Chief Executive Officer, Chief Financial Officer and other members of senior management.

     With regard to the facts and circumstances surrounding the negotiation process in which the terms of the Restructuring were determined, E&Y observed, among other things, that (i) the Company initiated negotiations with the largest holders of the Senior Notes and Old Common Stock, Magten and Apollo, respectively, (ii) under the Current Structure, Magten controls approximately 67% of the Senior Notes, and Apollo controls approximately 40% of the Old Common Stock, (iii) at the time of the negotiations, DDJ, an entity unrelated to either the Company, Magten or Apollo, held approximately 12% of the Company's Old Common Stock and was not included in negotiations regarding the Restructuring, (iv) the Company proposed a restructuring plan under which holders of the Senior Notes would exchange their claims against the Company for a percentage of the Company's common stock, (v) in several negotiations taking place over the course of several weeks, the Company, Magten and Apollo agreed to the terms of the Restructuring, (vi) Magten and Apollo are unrelated entities and have no interests in the Company other than those represented by their respective claims against and interests in the Company, and (viii) based on publicly available information, Magten owns none of the Company's common equity, and Apollo owns none of the Company's Senior Notes as of the date of its opinion.

Fair Market Valuation of the Company's Total Invested Capital.   In
conducting financial analyses to determine the fairness of the Restructuring to the public Stockholders, E&Y employed commonly-accepted valuation approaches to determine the fair market value of the Company's total invested capital ("TIC") on a going concern basis. Such commonly accepted valuation approaches include, but are not limited to the guideline company approach, the comparable transaction approach and the discounted cash flow approach described herein.

Guideline Company Approach. E&Y performed a guideline company analysis to identify the fair market value of the Company's TIC on a going concern basis pursuant to which it compared certain publicly available financial and operating data, projections of future financial performance and market statistics (based on closing stock prices on April 3, 1998) of nine companies with those for the Company assuming implementation of the Restructuring. These companies include Farah, Inc., Garan, Inc., Haggar Corp., Hampton Industries, Hartmarx Corp., Oxford Industries, Inc., Phillips-Van Heusen, Premiumwear, Inc. and Supreme International Corp. E&Y compared TIC as a multiple of, among other things, latest twelve months ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA"), 1998 estimated EBITDA, LTM earnings before interest and taxes ("EBIT"), 1998 estimated EBIT, LTM sales and 1998 estimated sales. In each case, financial performance of the Company assumed implementation of the Restructuring. With respect to the nine guideline companies, E&Y's analysis indicated median TIC as a multiple of LTM EBITDA of 8.0x, 1998 estimated EBITDA of 5.7x, LTM EBIT of 10.5x , 1998 estimated EBIT of 9.6x , LTM sales of 0.48x, 1998 estimated sales of 0.46x.

     No company utilized in the guideline company approach analysis was identical to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical; rather it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

Comparable Transaction Approach. E&Y reviewed certain publicly available information regarding six selected apparel industry acquisitions announced since February 1993 (the "Acquisition Comparables"), and for each transaction calculated transaction value (defined as offer value plus total debt) as a multiple of LTM EBITDA, LTM EBIT and LTM revenues. Such analysis indicated that the transaction value as a multiple of LTM EBITDA ranged from 6.2x to 7.9x, with a median of 7.6x, as a multiple of LTM EBIT ranged from 5.9x to 16.1x, with a median of 8.6x, and as a multiple of LTM revenues ranged from 0.44x to 0.92x, with a median of 0.76x.

     There were a limited number of transactions in the apparel industry which E&Y deemed to be relevant. No company utilized in the comparable apparel industry acquisitions analysis was identical to the Company. Accordingly, an analysis of the results of this comparison is not purely mathematical; rather it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable acquired companies and other factors that could affect the offer value of such companies and the Company.

Discounted Cash Flow Analysis. Using projections for the Company prepared by its management for the fiscal years ending January 1, 1998 through December 30, 2000 (the "Company Projections"), E&Y calculated ranges of implied TIC values for the Company based upon the sum of the discounted present value of the Company's three year stream of projected un-levered after-tax free cash flow (defined as tax-effected EBIT excluding extraordinary and non-recurring items, plus depreciation and amortization, minus capital expenditures, minus
(plus) increases (decreases) in working capital) and the discounted net present value of a terminal value based on a range of multiples of its projected calendar year 2000 EBITDA. In performing this analysis, E&Y utilized discount rates reflecting a weighted average cost of capital.

Comparison of Allocation of TIC on a Going Concern Basis to Existing Equity. E&Y reviewed the proportion of TIC value, as calculated on a going concern basis, that would be attributable to the current owners of the Old Common Stock both under the current capital structure of the Company (the "Current Structure") as well as under the revised capital structure described in the Restructuring. Value allocable to the owners of the Old Common Stock under the Current Structure equals 100% of the Company's TIC value after satisfying the Credit Agreement and the Senior Notes. Value allocable to current owners of the Old Common Stock under the revised capital structure described in the Restructuring equals the value of the Warrants plus 7.5% of the Company's New Common Stock after satisfying the Credit Agreement. E&Y has identified value of the Warrants by, among other things, employing a Black-Scholes option pricing model.

     By allocating the fair market value of the Company's TIC, as calculated on a going concern basis, to holders of Senior Notes and Old Common Stock under the Current Structure, E&Y has not quantified potential decreases in the value of such securities due to the Company's current financial distress and associated additional risk.

Consideration of Control Status and Marketability. E&Y has considered the issues of relative elements of control status and marketability faced by holders of Old Common Stock under the Current Structure and as anticipated under the revised structure as set forth in the Restructuring.

Historical Stock Price Analysis. E&Y reviewed and analyzed the history of the trading price for the Company's common stock. Since emerging from bankruptcy in 1993, the Company's stock price declined steadily, losing approximately 85% of its value between the four-year high of $11.00 per share in June of 1994 and the $1.6875 value per share as of the March 2, 1998, which is the date immediately prior to the public announcement of the Restructuring. The price per share as of the March 2, 1998 also represented over a 40% decline since announcement of the Company's third quarter results in early November of 1997. With the exception of an early December announcement of a charge to be taken by the Company in connection with closure of outlet stores, no information had been publicly disclosed prior to the March 3, 1998 public announcement with regard to the Company's failure to satisfy the covenants of its Credit Agreement nor on the Company's potential difficulty in meeting a March, 1998 semi-annual coupon payment due on the Senior Notes while also funding critical capital expenditures. Following the March filing, the stock price further declined from $1.69 as of February 27, 1998 to $0.63 as of March 13, 1998.

     The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, E&Y did not attribute any particular weight to any analysis or factor considered by it. Accordingly, E&Y's analyses must be considered as a whole and selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying the E&Y Fairness Opinion.

     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of E&Y or the Company. Any estimates contained in the analyses performed by E&Y are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the E&Y Fairness Opinion was among several factors taken into consideration by the Board in making its determination to approve the Restructuring. Consequently, the E&Y analyses described herein should not be viewed as determinative of the decision of the Board or the Company's management with respect to the fairness of the Restructuring.

E&Y's Financial Advisory Fee. In connection with the E&Y Fairness Opinion and pursuant to a letter agreement dated March 25, 1998 between the Company and E&Y, the Company agreed to pay E&Y (i) a fee of $75,000 payable in cash upon execution of the letter agreement and (ii) $75,000 payable in cash on the date that E&Y informed the Company that they were prepared to deliver the E&Y Fairness Opinion. Pursuant to such letter agreement, the Company also agreed to reimburse E&Y for its reasonable out-of-pocket expenses and indemnify E&Y and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under Federal securities laws.
To date, the Company has paid $150,000 to E&Y in respect of its services pursuant to such letter agreement. In addition to the letter agreement entered into in connection with the E&Y Fairness Opinion, E&Y and the Company entered into the E&Y Agreement effective as of December 18, 1997 pursuant to which the Company engaged E&Y to act as its financial advisor in connection with the Restructuring. Pursuant to the E&Y Agreement, the Company agreed to pay E&Y a monthly advisory fee in the amount of $125,000, consisting of two components (i) $95,000 per month, and (ii) $90,000 at the end of every three month period (representing $30,000 per month for the prior three months) and to reimburse E&Y for its reasonable out-of-pocket costs. To date, the Company has paid approximately $500,000 to E&Y in respect of its services under the E&Y Agreement. The E&Y Agreement may be terminated at any time.
At the request of the Company, E&Y performed certain valuation services under the E&Y Agreement. In connection with those services, E&Y has been paid $100,000 by the Company. See "ADVISORS AND REPRESENTATIVES."

   E&Y is an internationally recognized financial services firm. E&Y, through its Financial Advisory Service practice, is continuously engaged in the valuation of businesses and securities in connection with restructurings,
mergers and acquisitions and other purposes.   E&Y has in the past provided
financial advisory services to the Company, including having acted as advisor to the Company and providing valuation services in connection with the re-negotiation of its Credit Agreement and with consideration of this Restructuring, and may continue to do so and has received, and may receive, fees for the rendering of such services. Although E&Y did not determine the terms of the Restructuring, E&Y did provide financial advisory services to the Company including valuation advisory services pertaining to the terms of the Restructuring.

THE THREE-YEAR BUSINESS PLAN

     The summary that follows is not intended to be complete and is qualified, in its entirety, by the actual terms of the Three-Year Business Plan.

     In the latter part of Fiscal 1997 and the beginning of 1998, the Company developed the Three-Year Business Plan. Under the Three-Year Business Plan, the Company intends to, among other things: (i) grow its currently profitable branded businesses with its existing labels such as Perry Ellis, John Henry and Manhattan; (ii) expand its branded menswear business with new licensed labels; (iii) expand its private brand programs such as Sear's Canyon River Blues denim and Khaki programs; and (iii) focus on the return to historical levels of profitability with respect to the Company's children's apparel group; (iv) develop strategies designed to return the Company's Children Group to historical levels of profitability; (v) implement procedures designed to improve operational efficiencies in distribution, manufacturing and information systems; and (vi) leverage the overhead structure of the Company.

     While the Three-Year Business Plan contemplates the Company maintaining each business segment and major line of business through the three year period, the Company will periodically review each such business segment and major line of business in order to determine whether each aspect of the Company's business is (i) performing as budgeted, (ii) consistent with the Company's strategic goals, and (iii) conducive to creating operating profits in order to maximize shareholder value. As a result of such periodic reviews the Company may determine to refocus capital to different aspects of its business, sell assets and/or exit certain businesses.

LIQUIDATION ANALYSIS

     The Company has prepared a liquidation analysis, which is included in the Disclosure Statement. See "CHAPTER 7 LIQUIDATION ANALYSIS" in the Disclosure Statement. The liquidation analysis estimates the gross value available for distribution in such a liquidation to be between $122,541,000 and $149,167,000 less (i) all indebtedness outstanding under the Credit Agreement with CIT estimated to be $58,562,000, and (ii) administrative expenses including trustee and professional fees estimated to be between $43,062,000 and $51,667,000. Accordingly, under such analysis the net proceeds available to Noteholders and Stockholders would be between $12,312,000 and $47,453,000. Based on the Noteholders' claim of $104,879,000 plus accrued and unpaid interest to the date of liquidation (which amounts are estimated to aggregate 114,067,000), the liquidation would net the Noteholders' between a 10.8% and 41.7% recovery on their claims and leave existing holders of Old Common Stock with no consideration, assuming a strict priority distribution.

     The liquidation analysis is an estimate of the proceeds that may be generated as a result of a hypothetical Chapter 7 liquidation of the assets of the Company. The liquidation analysis makes numerous assumptions with respect to asset valuation, industry performance, business and economic conditions, and other matters, many of which are beyond the Company's control. Moreover, the methods and assumptions used in preparing the liquidation analysis involve significant elements of subjective judgment on the part of the Company and may or may not prove to be correct. The liquidation analysis does not purport to be a valuation of the Company's assets and is not necessarily indicative of the values that may be realized in an actual liquidation, which may be significantly more or less favorable than such estimates. For a discussion of the assumptions used in preparing the liquidation analysis, BEST INTEREST TEST in the Disclosure Statement.






            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Consolidated Balance Sheet as of January 3, 1998 and the Unaudited Pro Forma Consolidated Statements of Operations for the year then ended are based upon the historical financial position and results of operations as of and for the periods then ended. The following pro forma adjustments (based on the assumptions set forth below) give affect to the Exchange Restructuring transactions, including (i) the issuance of 18,456,350 shares, after giving affect to the Reverse Split, of New Common Stock to Noteholders, (ii) the issuance of 1,517,100 shares of New Common Stock to Stockholders, after giving effect to the Reverse Split, which includes 1,496,461 shares of New Common Stock to be issued upon consummation of the Restructuring and 20,639 shares of New Common Stock reserved for issuance in order to settle claim asserted in the 1990 Chapter 11 Case, and
(iii) the issuance of Warrants representing the right to purchase up to 2,216,979 shares, after giving effect to the Reverse Split, of New Common Stock to Stockholders. The following Unaudited Pro Forma Consolidated Balance Sheet as of January 3, 1998 includes pro forma adjustments as if the Exchange Restructuring had been completed on that date. The following Unaudited Pro Forma Consolidated Statement of Operations for the year ended January 3, 1998 includes pro forma adjustments as if the Exchange Restructuring had been completed on December 29, 1996.

     The pro forma adjustments are based on available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company, including the notes thereto, and the other information pertaining to the Company appearing elsewhere in this Exchange Restructuring Prospectus or incorporated herein.

     THESE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE FINANCIAL CONDITIONS OR RESULTS OF OPERATIONS OF THE COMPANY HAD THE TRANSACTIONS DESCRIBED THEREIN BEEN CONSUMMATED ON THE RESPECTIVE DATES INDICATED AND ARE NOT INTENDED TO BE PREDICTIVE OF THE FINANCIAL CONDITION OR RESULTS OF OPERATIONS OF THE COMPANY AT ANY FUTURE DATE OR FOR ANY FUTURE PERIOD.






                              SALANT CORPORATION

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                (IN THOUSANDS)

                                         HISTORICAL                PRO FORMA
                                         JANUARY 3,   PRO FORMA    JANUARY 3,
                                            1998     ADJUSTMENTS      1998
                                         ----------  ------------  ----------

               ASSETS
Current Assets:
Cash and cash equivalents                $    2,215  $             $    2,215
Accounts receivable, net                     45,828                    45,828
Inventories                                  96,638                    96,838
Prepaid expenses and other current
   assets                                     4,218                     4,218
Total current assets                        148,899         0         148,899

Property, plant & equipment, net             26,439                    26,439
Other assets                                 58,039                    58,039
                                         ----------  ------------  ----------
                                         $  233,377                $  233,377
                                         ==========  ============  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Loans payable                                33,800                    33,800
Accounts payable                             27,746                    27,746
Reserve for business restructuring            2,764                     2,764
Accrued salaries, wages and other
   liabilities                               16,503    (3,897)(b)      18,193
                                                        4,587 (c)
                                                        1,000 (d)
Current portion of long term debt           104,879  (104,879)(b)           0
                                         ----------  ------------  ----------
     Total Current Liabilities              185,692  (103,189)         82,503

Deferred Liabilities                          5,382                     5,382

Shareholders' equity:
   Preferred stock                                0                         0
   Common stock                              15,405      (234)(e)      20,227
                                                      (15,171)(f)
                                                        1,517 (f)
                                                       18,710 (b)
   Additional paid-in capital               107,249    15,171 (f)     210,969
                                                       (1,517)(f)
                                                        6,100 (b)
                                                       83,966 (b)
                                                        1,000 (d)
   Deficit                                 (75,235)    (1,380)(e)     (81,202)
                                                       (4,587)(c)
   Excess of additional pension
   liability over unrecognized
   prior service cost adjustment            (3,508)                    (3,508)
   Accumulated foreign currency
   translation adjustment                         5                         6
   Treasury stock                           (1,614)     1,614 (e)           0
                                         ----------  ------------  ----------
     Total stockholders' equity              42,303   103,189 (b)     145,492


                                            233,377         0         233,377
                                         ==========  ============  ==========

See notes to the Unaudited Pro Forma Financial Statements.



                              SALANT CORPORATION

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED JANUARY 3, 1998



                                         HISTORICAL                PRO FORMA
                                         YEAR ENDED               YEAR ENDED
                                         JANUARY 3,   PRO FORMA    JANUARY 3,
                                            1998     ADJUSTMENTS      1998
                                         ----------  ------------  ----------

Net sales                                $  396,832  $             $  396,832
Costs of sales                              312,358                   312,358
                                         ----------  ------------  ----------
Gross profit                                 84,474         0          84,474

Selling, general and
administrative expenses                     (80,593)                  (80,593)
Royalty Income                                5,596                     5,596
Goodwill amortization                        (1,881)                   (1,881)
Other income, net                               575                       575
Division restructuring costs                 (2,066)                   (2,066)
                                         ----------  ------------  ----------
Income from continuing
operations before interest,
  income
taxes and extraordinary gain                  6,105         0           6,105

Interest expense, net                       (16,660)   11,226 (g)      (5,434)
                                         ----------  ------------  ----------
Income/(loss) from continuing
operations before income taxes              (10,555)   11,226            671

Income taxes                                    167         0 (h)         167
                                         ----------  ------------  ----------
Income/(loss) from continuing
operations                                  (10,722)   11,226             504(l)
                                         ==========  ============  ==========

Basic earnings/(loss) per share
from continuing operations               $    (0.71)               $     0.02
                                         ==========  ============  ==========

Weighted average common stock
outstanding                              $   15,139                $   20,227
                                         ==========  ============  ==========

See notes to the Unaudited Pro Forma Financial Statements.


                              SALANT CORPORATION
                         NOTES TO UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a)  Presentation:

     The Unaudited Pro Forma Consolidated Financial Statements assume that the transactions contemplated by the Exchange Restructuring occurred on January 3, 1998 for purposes of the Unaudited Pro Forma Balance Sheet and December 29, 1996 for purposes of the Unaudited Pro Forma Statement of Operations.

(b) Represents (i) the Noteholders exchange of $104.879 million principal amount of Senior Notes and $3.9 million of accrued interest thereon for 18,710,417 shares, after giving affect to the ten-for-one Reverse Stock Split, of New Common Stock, and (ii) the issuance of Warrants, representing the right to purchase up to 2,247,497 shares, after giving affect to the ten-for-one Reverse Split, of New Common Stock, to Stockholders at a value of $6.1 million, using the Black-Scholes option pricing formula, which incorporates such factors as the relationship of the underlying stock's price to the strike price of the Warrants and the time remaining until the Warrants expire.

(c) Represents the expenses attributable to the restructuring activities of the Company.

(d) Represents the expenses attributable to the Exchange Restructuring which have been offset against equity.

(e)  Represents the retirement of the Company's outstanding Treasury Stock.

(f) Represents the retirement of 15,171,000 shares Old Common Stock, which includes 14,964,608 issued and outstanding shares and 206,392 shares of Old Common that have been reserved for issuance in order to settle claims asserted in the 1990 Chapter 11 Case, and the issuance of 1,517,100 shares of New Common Stock to Stockholders, thereby giving effect to the ten-for-one Reverse Split, which includes 1,496,461 shares of New Common Stock to be issued upon consummation of the Restructuring and 20,639 shares of New Common Stock to be reserved for issuance in order to settle claims asserted in the 1990 Chapter 11 Case.

(g) Represents the elimination of interest expense relating to the Company's existing Senior Notes.

(h) No income taxes have been provided for due to the utilization of net operating loss carryforwards.

(i) Income from continuing operations does not include charges of approximately $4.6 million, representing primarily professional and other costs, attributable to the restructuring activities of the Company or additional interest expense thereon to finance such costs.


                 PROJECTED CONSOLIDATED FINANCIAL INFORMATION

     The projected financial information set forth below (the "Projections") should be read in conjunction with the assumptions, qualifications, limitations and explanations set forth herein, the selected historical financial information and the other information set forth in "Selected Historical Consolidated Financial Information" as set forth in this Exchange Restructuring Prospectus and the other financial statements contained herein.

GENERAL

     The Projections contained herein constitutes "forward-looking statements" within the meaning of Section 27A of the Securities Act, and
Section 21E of the Exchange Act. The Projections reflect numerous assumptions, including various assumptions with respect to the anticipated future performance of the Company after the Restructuring, industry performance, general business and economic conditions and other matters, some of which are beyond the control of the Company. In addition, unanticipated events and circumstances may affect the actual financial results of the Company in the future. THEREFORE, WHILE THE PROJECTIONS ARE NECESSARILY PRESENTED WITH NUMERICAL SPECIFICITY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE YEARS 1998-2000 (the "PROJECTED PERIOD") MAY VARY FROM THE PROJECTED RESULTS. THESE VARIATIONS MAY BE MATERIAL. ACCORDINGLY, NO REPRESENTATION CAN BE MADE OR IS MADE WITH RESPECT TO THE ACCURACY OF THE PROJECTIONS OR THE ABILITY OF THE COMPANY TO ACHIEVE THE PROJECTED RESULTS. See "RISK FACTORS" for a discussion of certain factors that may affect the future financial performance of the Company and of the various risks associated with the securities of the Company to be issued pursuant to the Restructuring.

     The Company does not, as a matter of course, make public projections of its anticipated financial position or results of operations. Accordingly, the Company does not anticipate that it will, and disclaims any obligation to, furnish updated projections in the event that actual industry performance or the general economic or business climate differs from that upon which the Projections has been based. Further, the Company does not anticipate that it will include such information in documents required to be filed with the Commission, or otherwise make such information public.

     The Projections have been prepared by the Company's management, and while it believes that the assumptions underlying the projections for the Projected Period, when considered on an overall basis, are reasonable in light of current circumstances, no assurance can be given or is given that the Projections will be realized. The Projections were not prepared in accordance with standards for projections promulgated by the American Institute of Certified Public Accountants or with a view to compliance with published guidelines of the Commission regarding projections or forecasts. The Projections have not been audited, reviewed or compiled by the Company's Independent Auditors.

PRINCIPAL ASSUMPTIONS
---------------------

The Projections are based upon forecasts of operating results during the Projected Period. The following is a listing of assumptions that were used to develop the Projections.

     1) The Projections assume that the Restructuring will be consummated on July 1, 1998.

     2) The Projections assume that the Company will continue to operate without significant changes to it current structure.

     3) The Projections assume that the current economic environment continues throughout the Projected Period

     4) The Projections assume that no unforeseen national or international events will occur during the Projected Period that would cause the retail industry to be adversely impacted.

In addition to the aforementioned assumptions, the Projections are based on numerous detailed operating assumptions. The Projections also assume, among other things, the successful implementation of the Three-Year Business Plan. The table below summarizes the projected operating statistics that management believes are significant and upon which the financial results of the Company will depend during the Projected Period.

    ----------------------------------------------------------------------
                                           ACTUAL
                                            1997    1998    1999    2000
                                            ----    ----    ----    ----
     Net Sales (Millions)                  $395.1  $383.6  $405.0  $448.9
     Total Gross Margin as a % of Sales 21.4% 24.3% 25.4% 26.3% Total Operating Expenses as a % of
     Total Sales                             20.3%   20.1%   20.2%   19.5%
    ----------------------------------------------------------------------

SALES
-----

During the Projected Period, sales are assumed to increase from $395.1 million in fiscal year 1997 to $448.9 million in fiscal year 2000. The assumed increase in sales during the Projected Period is based on increases in sales to existing customers, the introduction of new customers and, the certain new product line offerings.

GROSS MARGIN
------------

The Gross Margin presented in the Projections includes cost of merchandise and certain design, manufacturing and distribution costs. The overall level of Gross Margin as a percentage of net sales is expected to increase over the Projected Period, primarily as a result of a change in the sales mix and an improvement related to certain manufacturing processes.

OPERATING EXPENSES
------------------

Expenses are forecast based upon existing expense structures adjusted for increases in sales and changes relating to the implementation of a new management information system structure. In conjunction with the Three-Year Business Plan, management has introduced various initiatives that have streamlined its operations and reduced overhead costs. It is assumed that expenses will increase in total dollar amount during the Projected Period from $80.1 million in fiscal year 1997 to $87.7 million in fiscal year 2000. However, expenses as a percentage of sales ("Operating Expenses/Net Sales") is assumed to decrease during the Projected Period from 20.3% in fiscal year 1997 to 19.5% in fiscal year 2000.

Management intends to implement several new initiatives which management believes will further benefit the Company's operations and will help reduce expenses to the assumed levels.

WORKING CAPITAL
---------------

Working capital has been forecast based upon the Company's experience and expectations in the marketplace and are consistent with the trends that the Company is currently experiencing.

CAPITAL EXPENDITURES
--------------------

The Projections assume a significant reinvestment of capital into the Company over the Projected Period. The main areas of focus are management information systems, manufacturing and distribution. Management believes that these expenditures will substantially enhance operating efficiency, provide a platform for continued growth and are necessary to achieve the levels of profitability in the Projections.

INCOME TAXES
------------

The Company believes that the transactions contemplated by the restructuring will cause a substantial limitation of the use of the NOLs pursuant to
Section 382 of the Internal Revenue Code. A combined federal and state income tax rate of 40% has been assumed in calculating the income taxes to be paid for each of the projected years.

THE THREE-YEAR BUSINESS PLAN

     In connection with the Company's efforts to restructure, the Company developed the Three-Year Business Plan. See "RESTRUCTURING FINANCIAL CONSIDERATIONS -- The Three-Year Business Plan." The Projections form a part of the Three-Year Business Plan.

     Projected income statement, balance sheet and cash flow statements for the Company are included for each of the fiscal years 1998, 1999 and 2000.

     Additional information relating to the principal assumptions used in preparing the projections is set forth below. See "RISK FACTORS" for a discussion of various factors that could materially affect the Company's financial condition, results of operations, business, prospects and securities.



          PROJECTED CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
                                (In thousands)


                                              FISCAL YEAR ENDING DEC. 31,
                                           -----------------------------------
                                              1998         1999        2000
                                           ---------    ---------    ---------

Net sales                                  $ 383,550    $ 405,002    $ 448,966
Cost of goods sold                          (290,375)    (302,307)    (330,834)
                                           ---------    ---------    ---------

Gross profit                                  93,175      102,695      118,132

Selling, general and administrative          (77,193)     (81,903)     (87,695)
Royalty income                                 4,414        4,398        4,063
Goodwill amortization                         (1,881)      (1,881)      (1,881)
Restructuring costs                           (5,425)           0            0
                                           ---------    ---------    ---------

Income from continuing operations
  before interest and income taxes            13,090       23,309       32,619
Interest expense, net                         (6,615)      (4,262)      (3,418)
                                           ---------    ---------    ---------

Income from continuing operations before
   income taxes                                6,475       19,047       29,201
Income taxes                                  (2,590)      (7,619)     (11,680)
                                           ---------    ---------    ---------

Net income                                 $   3,885    $  11,428    $  17,521
                                           =========    =========    =========



               PROJECTED CONDENSED CONSOLIDATED BALANCE SHEETS
                                (In thousands)


                                         ------------------------------------
                                           1998          1999          2000
                                         --------      --------      --------
ASSETS
CURRENT ASSETS:
Cash                                     $  2,218      $  2,218      $  2,218
Accounts Receivable (Net)                  60,019        60,465        65,623
Inventories (Net)                          96,403        98,488       104,414
Prepaid Expenses                            3,910         3,954         4,215
                                         --------      --------      --------
TOTAL CURRENT ASSETS                      162,549       165,126       176,471

Net Fixed Assets                           30,943        31,184        31,833

Other Assets                               55,035        51,854        48,573
                                         --------      --------      --------
TOTAL ASSETS                             $248,527      $248,164      $256,877
                                         ========      ========      ========

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loan Payable                             $ 43,136      $ 29,897      $ 18,553
Accounts Payable                           28,746        30,063        31,837
Accrued Expenses                           11,416        11,546        12,308
Other                                       2,906         2,906         2,906
                                         --------      --------      --------
TOTAL CURRENT LIABILITIES                  86,204        74,412        65,605

Other (deferred liab)                       5,579         5,579         5,579
                                         --------      --------      --------

TOTAL LIABILITIES                          91,783        79,991        71,184

TOTAL SHAREHOLDERS' EQUITY                156,745       168,173       185,694

                                         ========      ========      ========
TOTAL LIABILITIES AND EQUITY             $248,527      $248,164      $256,877
                                         ========      ========      ========



               PROJECTED STATEMENTS OF CONSOLIDATED CASH FLOWS
                                (In thousands)


                                                  FISCAL YEAR ENDING DEC. 31,
                                               --------------------------------
                                                 1998        1999        2000
                                               --------    --------    --------
OPERATING ACTIVITIES:
Net Income                                     $  3,885    $ 11,428    $ 17,521
Adjustment to reconcile net income to net
   cash used in operating activities:
   Accretion of interest on senior
     secured notes                                5,533           0           0
   Amortization of intangibles                    3,004       3,181       3,281
   Depreciation                                   7,188       7,581       7,187
Changes in operating assets and
      liabilities
   Net accounts receivable                       (1,364)       (447)     (5,158)
   Inventory                                        235      (2,085)     (5,927)
   Prepaids and other assets                        307         (45)       (261)
   Accounts payable                               1,000       1,317       1,775
   Accrued expenses                                (211)        130         762
   Other current liabilities                     (4,394)          0           0
                                               --------    --------    --------
Net cash (used in) provided by
   operating activities                          15,183      21,060      19,180

INVESTING ACTIVITIES:
Purchase of fixed assets, net                   (11,692)     (7,821)     (7,836)
                                               --------    --------    --------
Net cash used in investing activities           (11,692)     (7,821)     (7,836)

FINANCING ACTIVITIES:
(Repayments) increase of loan payable            (3,491)    (13,239)    (11,344)
                                               --------    --------    --------
Net cash provided by (used in)
   financing activities                          (3,491)    (13,239)    (11,344)
                                               --------    --------    --------
Net (decrease) increase in cash and
   cash equivalents                                   0           0           0
Cash and cash equivalents, beginning of year      2,218       2,218       2,218
                                               ========    ========    ========
Cash and cash equivalents, end of year         $  2,218    $  2,218    $  2,218
                                               ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF
   NON-CASH TRANSACTIONS:
Conversion of debt to common stock             $110,555


                    BUSINESS AND PROPERTIES OF THE COMPANY

OVERVIEW

Introduction

     The Company which was incorporated in Delaware in 1987, is the successor to a business founded in 1893 and incorporated in New York in 1919. The Company designs, manufactures, imports and markets to retailers throughout the United States brand name and private label apparel products primarily in three product categories: (i) menswear; (ii) children's sleepwear and underwear; and (iii) retail outlet stores, as described below. The Company sells its products to department and specialty stores, national chains, major discounters and mass volume retailers throughout the United States. (As used herein, the "Company" includes Salant and its subsidiaries, but excludes Salant's Made in the Shade and Vera Scarf divisions.)

Men's Apparel

     The men's apparel business is comprised of the Perry Ellis division and Salant Menswear Group. The Perry Ellis division markets dress shirts, slacks and sportswear under the PERRY ELLIS, PORTFOLIO BY PERRY ELLIS and PERRY ELLIS AMERICA trademarks. Salant Menswear Group is comprised of the Accessories division, the Bottoms division and all dress shirt businesses other than those selling products bearing the PERRY ELLIS trademarks. The Accessories division markets neckwear, belts and suspenders under a number of different trademarks, including PORTFOLIO BY PERRY ELLIS, JOHN HENRY, SAVE THE CHILDREN and PEANUTS. The Bottoms division primarily manufactures men's and boys' jeans, principally under the Sears, Roebuck & Co. ("Sears") CANYON RIVER BLUES trademark, and men's casual slacks under Sears' CANYON RIVER BLUES KHAKIS trademark. The Salant Menswear Group also markets dress shirts, primarily under the JOHN HENRY and MANHATTAN trademarks.

Children's Sleepwear and Underwear

     The children's sleepwear and underwear business is conducted by the Salant Children's Apparel Group (the "Children's Group"). The Children's Group markets blanket sleepers primarily using a number of well-known licensed cartoon characters created by, among others, DISNEY and WARNER BROS. The Children's Group also markets pajamas under the OSHKOSH B'GOSH trademark, and sleepwear and underwear under the JOE BOXER trademark. At the end of the first quarter of 1998, the Company determined not to continue with its Joe Boxer sportswear line for Fall 1998. Instead, consistent with the approach that the Joe Boxer Corporation (Salant's licensor of the Joe Boxer trademark) has taken, the Company will focus on its core business of underwear and sleepwear.

Retail Outlet Stores

     The retail outlet stores business of the Company consists of a chain of factory outlet stores (the "Stores division"), through which it sells products manufactured by the Company and other apparel manufacturers. In December 1997, the Company announced the restructuring of the Stores division, pursuant to which the Company closed all stores other than its Perry Ellis outlet stores. This resulted in the closing of 42 outlet stores. At the end of Fiscal 1997, the Company operated 17 Perry Ellis outlet stores. Commencing with the 1998 fiscal year, as a result of the restructuring of this division, the retail outlet stores will be reported as part of the men's apparel segment of Salant.

Principal Product Lines

     The following table sets forth, for fiscal years 1995 through 1997, the percentage of the Company's total net sales contributed by each category of product:

                                                                 FISCAL YEAR
                                                                 -----------
                                                     1995      1996       1997
                                                     ----      ----       ----

Men's Apparel                                         86%       83%       82%
Children's Sleepwear and Underwear                     8%       11%       12%
Retail Outlet Stores                                   6%        6%        6%

     For more detailed information regarding the Company's product categories, see Note 11 to the Consolidated Financial Statements.

     In Fiscal 1997, approximately 17% of the Company's net sales were made to Sears, approximately 11% of the Company's net sales were made to Federated Department Stores, Inc. ("Federated") and approximately 10% of the Company's net sales were made to TJX Corporation ("TJX"). In 1996, approximately 13% of the Company's net sales were made to Sears. In 1996 and 1995, net sales to Federated represented approximately 11% and 12% of the Company's net sales, respectively. In 1995, approximately 11% of the Company's net sales were made to TJX. In 1995, approximately 13% of the Children's Group's net sales were made to Dayton Hudson Corporation.

     No other customer accounted for more than 10% of the net sales of the Company or any of its business segments during 1995, 1996 or 1997.

     The markets in which the Company operates are highly competitive. The Company competes primarily on the basis of brand recognition, quality, fashion, price, customer service and merchandising expertise.

     A significant factor in the marketing of the Company's products is the consumer perception of the trademark or brand name under which those products are marketed. Approximately 76% of the Company's net sales for Fiscal 1997 was attributable to products sold under Company owned or licensed designer trademarks and other internationally recognized brand names and the balance was attributable to products sold under retailers' private labels, including Sears' CANYON RIVER BLUES. The following table lists the principal owned or licensed trademarks under which the Company's products were sold in Fiscal 1997 and the product lines associated with those trademarks. Trademarks used under license are indicated with an asterisk; all other listed trademarks are owned by the Company.


TRADEMARK                                     PRODUCT LINES

DISNEY characters *                            Children's sleepwear and
underwear
DR. DENTON                                     Children's sleepwear and
underwear
GANT *                                         Men's dress shirts, neckwear,
                                               belts and suspenders
JOE BOXER *                                    Children's sleepwear,
                                               underwear and sportswear;
                                               men's neckwear
JOHN HENRY                                     Men's dress shirts, neckwear,
                                               belts, suspenders and jeans
LOONEY TUNES characters *                      Children's sleepwear
MANHATTAN                                      Men's dress shirts
OSHKOSH B'GOSH *                               Children's sleepwear
PEANUTS *                                      Men's dress shirts and neckwear
PERRY ELLIS *                                  Men's sportswear, dress
                                               shirts, neckwear, belts and
                                               suspenders
PERRY ELLIS AMERICA *                          Men's casual sportswear and
                                               jeans
PORTFOLIO BY PERRY ELLIS *                     Men's dress slacks, dress
                                               shirts, neckwear, belts and
                                               suspenders
SAVE THE CHILDREN *                            Men's neckwear and suspenders
THOMSON                                        Men's casual and dress slacks
UNICEF *                                       Men's neckwear

     During Fiscal 1997, 44% of the Company's net sales was attributable to products sold under the PERRY ELLIS, PORTFOLIO BY PERRY ELLIS and PERRY ELLIS AMERICA trademarks; these products are sold through leading department and specialty stores. Products sold to Sears under its exclusive brand CANYON RIVER BLUES accounted for 14% of the Company's net sales during Fiscal 1997. No other line of products accounted for more than 10% of the Company's net sales during Fiscal 1997.

Trademarks Owned by the Company and Related Licensing Income

     The Company owns the DR. DENTON, JOHN HENRY, LADY MANHATTAN, MANHATTAN and THOMSON trademarks, among others. All of the significant brand names owned by the Company have been registered or are pending registration with the United States Patent and Trademark Office.

     The Company has sought to capitalize on the consumer recognition of and interest in its trademarks by licensing various of those trademarks to others. As of the end of Fiscal 1997, licenses were outstanding to approximately 18 licensees to make or sell apparel products and accessories in the United States and to 34 licensees in 30 other countries under the MANHATTAN, LADY MANHATTAN, JOHN HENRY, and VERA trademarks, which produced royalty income of approximately $5.6 million in Fiscal 1997. Products under license include men's belts, dress shirts, leather accessories, neckwear, optical frames, outerwear, pajamas, robes, scarves, shorts, slacks, socks, sportcoats, sunglasses, suspenders and underwear, and women's blouses and tops, gloves, intimate apparel, lingerie, optical frames, scarves and shirts.

Trademarks Licensed to the Company

     The name Perry Ellis and related trademarks are licensed to the Company under a series of license agreements with Perry Ellis International, Inc. ("PEI"). The license agreements contain renewal options, which, subject to compliance with certain conditions contained therein, permit the Company to extend the terms of such license agreements. Assuming the exercise by the Company of all available renewal options, the license agreements covering men's apparel and accessories will expire on December 31, 2015. The Company also has rights of first refusal worldwide for certain new licenses granted by PEI for men's apparel and accessories.

     The Company is also a licensee of various trademarks, including certain DISNEY characters (including DISNEY BABIES, MICKEY FOR KIDS, WINNIE THE POOH and THE LION KING-SIMBA'S PRIDE), GANT, JOE BOXER, OSHKOSH B'GOSH, PEANUTS, SAVE THE CHILDREN, UNICEF and certain WARNER BROS. characters (including certain LOONEY TUNES characters, such as BUGS BUNNY, DAFFY DUCK and PORKY
PIG), for various categories of products under license agreements expiring between 1998 and 2002.

     The agreements under which the Company is licensed to use trademarks owned by others typically provide for royalties at varying percentages of net sales under the licensed trademark, subject to a minimum annual royalty payable irrespective of the level of net sales. The Company anticipates that it should be able to extend, if it so desires, the term of any material licenses when they expire.

Design and Manufacturing

     Products sold by the Company's various divisions are manufactured to the designs and specifications (including fabric selections) of designers employed by those divisions. In limited cases, the Company's designers may receive input from one or more of the Company's licensors on general themes or color palettes.

     During Fiscal 1997, approximately 12% of the products produced by the Company (measured in units) were manufactured in the United States, with the balance manufactured in foreign countries. Facilities operated by the Company accounted for approximately 75% of its domestic-made products and 37% of its foreign-made products; the balance in each case was attributable to unaffiliated contract manufacturers. In Fiscal 1997, approximately 47% of the Company's foreign production was manufactured in Mexico, approximately 18% was manufactured in Guatemala and approximately 12% was manufactured in the Dominican Republic.

     The Company's foreign sourcing operations are subject to various risks of doing business abroad, including currency fluctuations (although the predominant currency used is the U.S. dollar), quotas and, in certain parts of the world, political instability. Although the Company's operations have not been materially adversely affected by any of such factors to date, any substantial disruption of its relationships with its foreign suppliers could adversely affect its operations. Some of the Company's imported merchandise is subject to United States Customs duties. In addition, bilateral agreements between the major exporting countries and the United States impose quotas, which limit the amounts of certain categories of merchandise that may be imported into the United States. Any material increase in duty levels, material decrease in quota levels or material decrease in available quota allocations could adversely affect the Company's operations.

Raw Materials

     The raw materials used in the Company's manufacturing operations consist principally of finished fabrics made from natural, synthetic and blended fibers. These fabrics and other materials, such as leathers used in the manufacture of various accessories, are purchased from a variety of sources both within and outside the United States. The Company believes that adequate sources of supply at acceptable price levels are available for all such materials. Substantially all of the Company's foreign purchases are denominated in U.S. currency. No single supplier accounted for more than 10% of Salant's raw material purchases during Fiscal 1997. In Fiscal 1997, the Company entered into forward foreign exchange contracts, relating to 80% of its projected 1998 Mexican peso needs, to fix its cost of acquiring pesos and diminish the risk of foreign currency fluctuation.

Employees

     As of the end of Fiscal 1997, the Company employed approximately 3,800 persons, of whom 3,200 were engaged in manufacturing and distribution operations and the remainder were employed in executive, marketing and sales, product design, engineering and purchasing activities and in the operation of the Company's retail outlet stores. Substantially all of the manufacturing employees are covered by collective bargaining agreements with various unions, which expire between 1998 and 2000. The Company believes that its relations with its employees are satisfactory.

Competition

     The apparel industry in the United States is highly competitive and characterized by a relatively small number of multi-line manufacturers (such as the Company) and a larger number of specialty manufacturers. The Company faces substantial competition in its markets from manufacturers in both categories. Many of the Company's competitors have greater financial resources than the Company. The Company seeks to maintain its competitive position in the markets for its branded products on the basis of the strong brand recognition associated with those products and, with respect to all of its products, on the basis of styling, quality, fashion, price and customer service.

Environmental Regulations

     Current environmental regulations have not had, and in the opinion of the Company, assuming the continuation of present conditions, are not expected to have a material effect on the business, capital expenditures, earnings or competitive position of the Company.

Made in the Shade - Discontinued Operation

     In June 1997, the Company discontinued the operations of the Made in the Shade division, which produced and marketed women's junior sportswear under the Company owned trademarks MADE IN THE SHADE and PRIME TIME. The financial statements of the Company included in this report treat the Made in the Shade division as a discontinued operation.

Vera Scarf Division - Discontinued Operation

     In February 1995, the Company discontinued its Vera Scarf division, which imported and marketed women's scarves under (i) the Company-owned trademarks VERA and ACUTE, (ii) trademarks licensed to the Company, including PERRY ELLIS, and (iii) retailers' private labels. The Company closed the Vera Scarf division in 1995. The financial statements of the Company included in this report treat the Vera Scarf division as a discontinued operation.

Acquisition of JJ. Farmer

     On June 10, 1994, the Company acquired all the capital stock of JJ. Farmer Clothing Inc. (a Canadian corporation) and the assets of JJ. Farmer International Limited (a Hong Kong corporation) (collectively "JJ. Farmer") for approximately $5,311 in cash, subject to adjustment based on a number of items, including the future profitability of JJ. Farmer. As part of the acquisition, the company agreed to pay to the former owners of JJ. Farmer, certain minimum amounts in the years 1996 through 1999. The present value of such future payments is $1,352, which is included in long-term debt. Through December 28, 1996, the Company had made additional payments of $1,157 in accordance with the acquisition agreement. The acquisition has been accounted for as a purchase, and accordingly, JJ. Farmer's operating results have been included in the Company's consolidated results of operations commencing June 11, 1994. Pro forma results of operations have not been presented as the effect would not be significant. JJ. Farmer's net sales for the five months ended May 31, 1994 were $3,392. The excess of cost over the book value of net assets acquired ($4,589 subject to adjustment) was being amortized over a period of not more than 15 years on a straight-line basis, prior to the write-off in the second quarter of 1996.

Bankruptcy Court Cases

     On February 22, 1985, Salant NY and its two largest subsidiaries, Thomson Company, Inc. and Obion Company, Inc., filed with the Bankruptcy Court separate voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (Case Nos. 85-B-10229 (PBA) through 85-B-10231 (PBA), inclusive). Salant NY's other United States, Canada and Mexico subsidiaries did not seek relief under the Bankruptcy Code or other foreign insolvency laws, respectively. On May 19, 1987, the Bankruptcy Court issued an order confirming the Salant I Chapter 11 Plan. The Salant I Chapter 11 Plan was consummated on June 2, 1987. On June 2, 1987, pursuant to the provisions of the Salant I Chapter 11 Plan, the assets and liabilities of Salant NY, Thomson and Obion were substantively consolidated, and Salant NY, Thomson and Obion and the inactive subsidiaries of Salant NY merged with a wholly-owned subsidiary of Salant NY. The Company is the surviving corporation of such merger.

     On June 27, 1990, Salant and its wholly owned subsidiary, Denton Mills, Inc., each filed with the United States Bankruptcy Court for the Southern District of New York a separate voluntary petition for relief under chapter 11 of title 11 of the United States Code (Case Nos. 90-B-12037 (CB) and 90-B-12038 (CB)) (the "Chapter 11 Cases"). The Company's other United States subsidiaries did not seek relief under the Bankruptcy Code. On July 30, 1993, the Bankruptcy Court issued an order confirming the Third Amended Joint Plan of Reorganization of Salant and Denton Mills (the "Reorganization Plan"). The Reorganization Plan was consummated on September 20, 1993 (the "Consummation Date").

Recent Events

     For a discussion of recent events, see "BACKGROUND OF RESTRUCTURING."

PROPERTIES

     The Company's principal executive offices are located at 1114 Avenue of the Americas, New York, New York 10036. The Company's principal properties consist of three domestic manufacturing facilities located in Alabama, New York and Tennessee, four manufacturing facilities located in Mexico, and five distribution centers; one in New York, two in South Carolina and two in Texas. At the end of Fiscal 1997, the Company was in the process of closing one distribution facility in South Carolina. The Company owns approximately 1,067,000 square feet of space devoted to manufacturing and distribution and leases approximately 497,000 square feet of such space. The Company owns approximately 69,000 square feet of office space and leases approximately 210,000 square feet of combined office, design and showroom space. The Children's Group has exclusive use of the Tennessee manufacturing facility, shares one of the Mexican manufacturing facilities with the Salant Menswear Group Bottoms division and has its distribution center in a building in Texas. As of the end of Fiscal 1997, the Company's Stores division operated 17 factory outlet stores, comprising approximately 45,000 square feet of selling space, all of which are leased. Except as noted above, substantially all of the owned and leased property of the Company is used in connection with its men's apparel business or general corporate administrative functions.

     The Company believes that its plant and equipment are adequately maintained, in good operating condition, and are adequate for the Company's present needs.

LEGAL PROCEEDINGS

     (a) Chapter 11 Cases. On June 27, 1990, Salant and Denton Mills each filed with the Bankruptcy Court a separate voluntary petition for relief under chapter 11 of the Bankruptcy Code. On July 30, 1993, the Bankruptcy Court issued an order confirming the Reorganization Plan.

     The Reorganization Plan was consummated on September 20, 1993. From that date through January 3, 1998 (approximately 51 months), the Company made cash payments of $9.7 million, issued $111.9 million of Senior Notes, and issued
11.1 million shares of common stock in settlement of certain undisputed and disputed claims in the chapter 11 proceedings. The Company anticipates that an additional $1.8 million in cash and an additional 206 thousand shares of common stock will ultimately be distributed in connection with the resolution of all remaining claims. Provisions for such distributions were made in the consolidated financial statements at the time of emergence from the bankruptcy during the year ended January 1, 1994. The process of resolving claims is continuing and, pursuant to the Reorganization Plan, remains under the jurisdiction of the Bankruptcy Court.

     (b) Other. The Company is a defendant in several other legal actions. In the opinion of the Company's management, based upon the advice of the respective attorneys handling such cases, such actions are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Set forth below are summary consolidated historical financial data of the Company. The summary financial data for each of the years in the five year period ended January 3, 1998 have been derived from the audited Consolidated Financial Statements of the Company. The data presented below is qualified by, and should be read in conjunction with, the Consolidated Financial Statements and related notes thereto, and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The Company's fiscal year ends on the Saturday closest to December 31.


                                              JAN. 03,     DEC. 28,     DEC. 30,     DEC. 31,      JAN. 1,
                                                1998         1996         1995         1994         1994
                                             (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)
                                              -------------------------------------------------------------
                                                                    ($ in Thousands)
For The Year Ended:
 Continuing Operations:
 Net sales                                    $ 396,832    $ 417,711    $ 485,825    $ 398,990    $ 379,012
 Restructuring costs (a)                         (2,066)     (11,730)      (3,550)        --         (5,500)
 Income/(loss) from continuing operations       (10,722)      (8,958)        (362)       3,398        7,865
 Discontinued Operations:
  Loss from operations, net of income taxes      (8,136)        (365)        (136)      (9,530)        (638)
  Estimated loss on disposal, net of income
   taxes                                         (1,330)        --           --         (1,796)        --
  Reversal of estimated loss on disposal,
   net of income taxes                             --           --           --           --         11,772
 Extraordinary gain (b)                           2,100         --          1,000           63       24,707
 Net income/(loss)(a)                           (18,088)      (9,323)         502       (7,865)      43,706

 Basic earnings/(loss) per share:
 Earnings/(loss) per share from continuing
  operations before extraordinary gain        $   (0.71)   $   (0.60)   $   (0.02)   $   (0.23)   $    1.18
 Earnings/(loss) per share from
  discontinued operations                     $   (0.62)   $   (0.02)   $   (0.01)   $   (0.76)   $    1.68
 Earnings per share from extraordinary gain        0.14         --           0.06         --           3.72
 Basic earnings/(loss) per share (a)              (1.19)       (0.62)        0.03        (0.53)        6.58

 Diluted earnings/(loss) per share:
 Earnings/(loss) per share from continuing
  operations before extraordinary gain        $   (0.71)   $   (0.60)   $   (0.02)   $    0.23    $    1.10
 Earnings/(loss) per share from
  discontinued operations                     $   (0.62)   $   (0.02)   $   (0.01)   $   (0.76)   $    1.57
 Earnings per share from extraordinary gain        0.14         --           0.06         --           3.48
 Diluted earnings/(loss) per share (a)            (1.19)       (0.62)        0.03        (0.53)        6.15

 Cash dividends per share

Weighted Average Shares:
 Shares used in computing primary earnings
  per share                                   $  15,139    $  15,078    $  15,008    $  14,954    $   6,638
 Add - Common stock equivalents                     (d)          (d)          110          (d)          465
 Shares used in computing diluted
  engineering per share                       $  15,139    $  15,078    $  15,118    $  14,954    $   7,103

At Year End:
 Current assets                               $ 148,899    $ 150,986    $ 163,799    $ 172,234    $ 161,375
 Total assets                                   233,377      235,251      253,970      266,157      251,946
 Current liabilities (c)                        185,692       59,566       61,704       71,104       44,427
 Long-term debt (c)                                --        106,231      110,040      109,908      111,851
 Deferred liabilities                             5,382        8,863       11,373       13,479       16,766
 Working capital/(deficiency)                   (36,793)      91,420      102,095      101,130      116,948
 Current ratio                                    0.8:1        2.5:1        2.7:1        2.4:1       3.61:1
 Shareholders' equity                         $  42,303    $  60,591    $  70,583    $  71,666    $  78,902
                                                                                                     70,853
 Book value per share                         $    2.79    $    4.01    $    4.71    $    4.78    $    5.34
 Number of shares outstanding                    15,170       15,094       15,041       15,008       14,781

     (a) Includes, for the year ended January 3, 1998, a provision of $2,066 (14 cents per share; tax benefit not available) for restructuring costs principally related to (i) $3,530 related to the decision in the fourth quarter to close all retail outlet stores other than Perry Ellis outlet stores and (ii) the reversal of previously recorded restructuring provisions of $1,464, primarily resulting from the settlement of liabilities for less than the carrying amount, resulting in the reversal of the excess portion of the provision, for the year ended December 28, 1996, a provision of $11,730 (78 cents per share; tax benefit not available) for restructuring costs principally related to (i) the write-off of goodwill and the write-down of other assets for a product line which has been put up for sale, (ii) the write-off of certain assets and accrual for future royalties for a licensed product line and (iii) employee costs related to closing certain facilities; for the year ended December 30, 1995, a provision of $3,550 (24 cents per share; tax benefit not available) for restructuring costs principally related to (i) fixed asset write-downs at locations to be closed and (ii) inventory markdowns for discontinued product lines; and for the year ended January 1, 1994, a provision of $5,500 (Basis loss per share of 83 cents; tax benefit not available) for restructuring costs principally related to the costs incurred in connection with the closure of certain unprofitable operations, including (i) inventory markdowns associated with those product lines and (ii) fixed asset write-downs at closed locations.


     (b) Includes, for the year ended January 3, 1998, a gain of $2,100 (14 cents per share) related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Chapter 11 proceeding; for the year ended December 30, 1995, a gain of $1,000 (6 cents per share) related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Chapter 11 proceeding; for the year ended December 31, 1994, a gain of $63 (no per share effect) related to the purchase and retirement of a portion of the Company's 10 1/2% Senior Notes at a price below the principal amount thereof; and for the year ended January 1, 1994, a gain of $24,707 (basic earnings per share of $3.72) related to the settlement and anticipated settlement of claims arising from the Chapter 11 proceeding.


     (c) At January 3, 1998, long-term debt of $104,879 had been classified as a current liability.


     (d) Common stock equivalents have not been included in these periods as their inclusion would be anti-dilutive to the calculation.


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

OVERVIEW

     In Fiscal 1997, the Company continued to implement and enhance its plan
(i) to concentrate the Company's resources on a limited number of key menswear brand names (including continuing to emphasize and cohesively market the Company's leading Perry Ellis brand), (ii) to further expand the Company's private label business and (iii) to correct operational issues that have hampered the Company in the past.

     In accordance with these objectives, in Fiscal 1997, the Company (i) discontinued its Made in the Shade women's junior sportswear business, (ii) closed all non-Perry Ellis retail outlet stores and (iii) made significant changes to management. In Fiscal 1997, the Company hired a new Chairman and Chief Executive Officer, Chief Financial Officer, Senior Vice President of Human Resources, President of its Salant Menswear division, and Vice Presidents for Distribution, Manufacturing and Information Services.

     In March 1998, the Company announced that it had reached an agreement in principle with its major note and equity holders to restructure its existing indebtedness under the Company's 10 1/2% Senior Notes due December 31, 1998 (the "Senior Notes"). Under this proposed restructuring, the Company would convert the entire $104.879 million outstanding aggregate principal amount of, and all accrued and unpaid interest on, its Senior Notes into New Common Stock.

RESULTS OF OPERATIONS

Fiscal 1997 Compared with Fiscal 1996

   Net Sales

     The following table sets forth the net sales of each of the Company's three principal business segments for the fiscal years ended January 3, 1998 ("Fiscal 1997") and December 28, 1996 ("Fiscal 1996") and the percentage contribution of each of those segments to total net sales:


                                                                Percentage
                                                                Increase/
                                 Fiscal 1997     Fiscal 1996    (Decrease)
                                -------------   -------------   ----------
                                      (dollars in millions)
Men's                              $325.8     82%   $344.7     83%     (5.5%)
Children's                           49.2     12%     45.8     11%      7.5%
Retail Outlet Stores                 21.8      6%     27.2      6%    (19.8%)
                                   ------    ----   ------    ----
     Total                         $396.8    100%   $417.7    100%     (5.0%)
                                   ======    ====   ======    ====

     Sales of men's apparel decreased by $18.9 million, or 5.5%, in Fiscal 1997. This decrease resulted from (a) a $12.4 million reduction in sales of men's slacks, of which $8.4 reflected the elimination of unprofitable programs and the balance was primarily due to operational difficulties experienced in the first quarter of Fiscal 1997 related to the move of manufacturing and distribution out of the Company's facilities in Thomson, Georgia, (b) a $5.7 million reduction in sales of men's sportswear, which includes the elimination of $16.7 million of the Company's JJ. Farmer and Manhattan sportswear lines net sales, offset by an $11.0 million increase in sales of Perry Ellis sportswear products, (c) a $5.1 million decrease in sales of men's accessories, primarily due to the slow-down of the novelty neckwear business and (d) a $4.7 million reduction in sales of certain dress shirt lines, which reflected the elimination of unprofitable businesses. These sales decreases were partially offset by a $9.5 million increase in sales of Perry Ellis dress shirts due to the addition of new distribution and the continued strong acceptance of these products by consumers. The total sales reduction attributable to the elimination of unprofitable programs was $29.8 million.

     Sales of children's sleepwear and underwear increased by $3.4 million, or 7.5%, in Fiscal 1997. This increase was primarily a result of the continuing expansion of the Joe Boxer children's product lines in Fiscal 1997. At the end of the first quarter of 1998, the Company determined not to continue with its Joe Boxer sportswear line for Fall 1998. Instead, consistent with the approach that the Joe Boxer Corporation (Salant's licensor of the Joe Boxer trademark) has taken, the Company will focus on its core business of underwear and sleepwear. Sales of the retail outlet stores division decreased by $5.4 million, or 19.8%, in Fiscal 1997. This decrease was due to (i) a decrease in the number of stores in the first 10 months of Fiscal 1997 and (ii) the decision in November 1997 to close all non-Perry Ellis outlet stores. The Company ceased to operate the non-Perry Ellis outlet stores in November 1997.

   Gross Profit

     The following table sets forth the gross profit and gross profit margin (gross profit as a percentage of net sales) for each of the Company's business segments for each of Fiscal 1997 and Fiscal 1996:

                                              Fiscal 1997       Fiscal 1996
                                            ---------------   ---------------
                                                  (dollars in millions)

Men's                                       $   69.5  21.3%   $   74.2  21.5%
Children's                                       7.5  15.2%       11.5  25.1%
Retail Outlet Stores                             7.5  34.6%        9.2  33.9%
                                            --------          --------
Total                                       $   84.5  21.3%   $   94.9  22.7%
                                            --------          --------

     The decline in gross profit in the men's apparel segment was primarily attributable to the reduction in net sales discussed above.

     The gross profit margin of the children's sleepwear and underwear segment declined as a result of (i) a slowdown in sales of certain licensed products, requiring a greater percentage of off-price sales, as well as an increase in discounts and allowances, (ii) an increase in reserves for remaining inventory and (iii) higher distribution and product handling costs.

     The gross profit of the retail outlet stores decreased primarily as a result of inventory markdowns of $1.6 million (7.3% of net sales) related to the closing of the non-Perry Ellis stores. Excluding these inventory markdowns, the gross profit margin increased as a result of a decrease in the transfer prices (from a negotiated rate to standard cost) charged to the retail outlet stores for products made by other divisions of the Company.

    Selling, General and Administrative Expenses

     Selling, general and administrative ("S,G&A") expenses for Fiscal 1997 were $80.6 million (20.3% of net sales) compared with $83.1 million (19.9% of net sales) for Fiscal 1996. While implementation of the Company's strategic plan resulted in the elimination of certain S,G&A expenses in Fiscal 1997, such eliminations were partially offset by higher amortization costs attributable to the installation of new store fixtures for Perry Ellis sportswear shops in department stores which commenced in 1995. The amortization of these store fixtures accounted for approximately $2.5 million of the total S,G&A expenses in Fiscal 1997, compared with $1.6 million in Fiscal 1996.

    Other Income

     Other income for Fiscal 1996 included a gain of $2.7 million related to the sale of a leasehold interest in a facility located in Glen Rock, New Jersey.

    Provision for Restructuring

     In Fiscal 1997, the Company recorded a provision for restructuring charge of $2.1 million, consisting of (i) $3.5 million related to the decision in the fourth quarter to close all retail outlet stores other than Perry Ellis outlet stores and (ii) the reversal of previously recorded restructuring provisions of $1.4 million, including $300 thousand in the fourth quarter, primarily resulting from the settlement of liabilities for less than the carrying amount, as a result of a settlement agreement and license arrangement with the former owners of the JJ. Farmer trademark, resulting in the reversal of the excess portion of the provision.

     The Company recorded a restructuring charge of $11.7 million in Fiscal 1996. Of this amount, (i) $5.7 million was primarily related to the write-off of goodwill and the write-down of other assets of the JJ. Farmer product line, (ii) $2.9 million was attributable to the write-off of certain assets related to the licensing of the Gant brand name for certain of the Company's dress shirt and accessories product lines and the accrual of a portion of future royalties payable under the Gant licenses that are not expected to be covered by future sales, (iii) $1.8 million was primarily related to employee costs associated with the closing of a manufacturing and distribution facility in Thomson, Georgia, (iv) $0.7 million was primarily related to employee costs associated with the closing of a manufacturing facility in Americus, Georgia and (v) $0.6 million related to other severance costs.

     The Fiscal 1997 restructuring charge related to the retail outlet store closings was comprised of $1.3 million of non-cash charges and $2.2 million requiring cash payments over a period of time. Of the cash portion, $0.6 million was expended during Fiscal 1997 and the balance is expected to be expended in 1998.

   Income from Continuing Operations Before Interest, Income Taxes and
    Extraordinary Gain

     The following table sets forth income from continuing operations before interest, income taxes and extraordinary gain for each of the Company's three business segments, expressed both in dollars and as a percentage of net sales, for each of Fiscal 1997 and Fiscal 1996:

                                         Fiscal 1997          Fiscal 1996
                                      ------------------   -----------------
                                             (dollars in millions)

Men's (a)                             $  19.5      6.0%    $   6.2      1.8%
Children's                               (0.3)    (0.6%)       5.4     11.8%
Retail Outlet Stores (b)                 (8.4)    (38.4%)     (4.2)    (15.4%)
                                      --------             --------
                                         10.8      2.7%        7.4      1.8%
Corporate expenses (c)                   (9.3)                (5.8)
Licensing division income                 4.6                  5.0
                                      --------             --------
Income from continuing
 operations before interest,
 income taxes and
 extraordinary gain                   $   6.1      1.5%    $   6.6      1.6%
                                      ========             ========

(a) Includes the reversal of restructuring charges of $1.5 million in Fiscal 1997 and restructuring charges of $11.7 million in Fiscal 1996.
(b) Includes restructuring charges of $3.5 million in Fiscal 1997.
(c) Includes other income of $2.7 million in Fiscal 1996 related to the sale of a leasehold interest.

     The $0.5 million decrease in income from continuing operations before interest, income taxes and extraordinary gain in Fiscal 1997 was primarily a result of the significant decline in profitability of the Children's segment. This decline was a result of (i) the decline in gross profit as previously noted and (ii) increased occupancy costs related to new office, design and showroom space acquired in Fiscal 1997. The decline in retail outlet stores operating income is due to the restructuring and inventory markdown costs related to the closing of the non-Perry Ellis stores, offset by the higher gross profit related to the change in transfer pricing, as previously discussed. The increase in corporate expenses is primarily due to costs associated with the significant management changes previously discussed.

   Interest Expense, Net

     Net interest expense was $16.7 million for Fiscal 1997 compared with $15.5 million for Fiscal 1996. The $1.2 million increase is a result of higher average borrowings during Fiscal 1997 primarily due to the loss from operations and spending on capital expenditures and store fixtures.

   Loss from Continuing Operations

     In Fiscal 1997, the Company reported a loss from continuing operations before extraordinary gain of $10.7 million, or $0.71 per share, compared with a loss from continuing operations of $9.0 million, or $0.60 per share, in Fiscal 1996.

   Extraordinary Gain

     The extraordinary gain of $2.1 million recorded in Fiscal 1997, including $1.5 million in the fourth quarter, related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Company's prior chapter 11 cases.

   Earnings Before Interest, Taxes, Depreciation, Amortization, Restructuring
    Charges and Extraordinary Gain

     Earnings before interest, taxes, depreciation, amortization, restructuring charges and extraordinary gain was $17.1 million (4.3% of net sales) in Fiscal 1997, compared to $26.5 million (6.4% of net sales) in Fiscal 1996, a decrease of $9.4 million, or 35%. The Company believes this information is helpful in understanding cash flow from operations that is available for debt service and capital expenditures. This measure is not contained in Generally Accepted Accounting Principles and is not a substitute for operating income, net income or net cash flows from operating activities.

Fiscal 1996 Compared with Fiscal 1995

   Net Sales

     The following table sets forth the net sales of each of the Company's three principal business segments for the fiscal years ended December 28, 1996 ("Fiscal 1996") and December 30, 1995 ("Fiscal 1995") and the percentage contribution of each of those segments to total net sales:


                                                                     Percentage
                                                                     Increase/
                                     Fiscal 1996     Fiscal 1995     (Decrease)
                                   --------------    --------------  ----------
                                         (dollars in millions)

Men's                              $  344.7   83%    $  416.7   86%     (17.3%)
Children's                             45.8   11%        39.9    8%      14.8%
Retail Outlet Stores                   27.2    6%        29.2    6%      (7.0%)
                                   --------  ----    --------  ----

     Total                         $  417.7  100%    $  485.8  100%     (14.0%)
                                   ========  ====    ========  ====

     The decline in net sales in the men's apparel segment was $72.0 million. Of this amount, $58.8 million was attributable to the planned discontinuation of various product lines and the redirection of other product lines to different channels of distribution. Of the balance, $7.4 million resulted from a decision by Sears, Roebuck & Co. ("Sears") to source its knit and woven Canyon River Blues tops through its own internal sourcing operations and $3.6 million was due to reduced sales of Perry Ellis sportswear as a result of a reduction of $12.3 million in sales to off-price retailers, partially offset by an increase of $8.7 million in sales to department stores.

     Sales of children's sleepwear and underwear increased by $5.9 million, or 14.8%, in Fiscal 1996. This increase was primarily a result of the continuing expansion of the Joe Boxer children's product lines.

   Gross Profit

     The following table sets forth the gross profit and gross profit margin (gross profit as a percentage of net sales) for each of the Company's business segments for each of Fiscal 1996 and Fiscal 1995:

                                          Fiscal 1996             Fiscal 1995
                                      ------------------    -------------------
                                               (dollars in millions)

Men's                                 $  74.2      21.5%    $   79.1      19.0%
Children's                               11.5      25.1%        10.8      26.9%
Retail Outlet Stores                      9.2      33.9%        10.7      36.7%
                                      -------      -----    --------      -----

     Total                            $  94.9      22.7%    $  100.6      20.7%
                                      =======      =====    ========      =====

     The decline in gross profit in the men's apparel segment and for the Company as a whole was primarily attributable to the reduction in net sales discussed above. The gross profit margin for the men's apparel segment and the Company as a whole, however, improved significantly, primarily as a result of (i) a greater percentage of sales of the Company's higher margin Perry Ellis product lines as a percentage of net sales, (ii) planned reductions in sales of lower-margin brands and products, (iii) increased efficiencies at the Company's manufacturing facilities in Mexico, and (iv) reduced markdowns of accessories due to improved consumer acceptance of the Company's neckwear product lines. The gross profit margin for the men's apparel segment was adversely affected, however, by charges of (i) $3.0 million (0.8% of men's apparel net sales) for markdowns related to the discontinuation of the JJ. Farmer and Manhattan sportswear product lines and a change in the primary channel of distribution for products sold under the John Henry label and (ii) $1.9 million (0.5% of men's apparel net sales) related to the closing of manufacturing and distribution facilities in Americus and Thomson, Georgia.

     The gross profit margin of the children's sleepwear and underwear segment declined as a result of an increased percentage of off-price sales of licensed character products in that segment's total sales mix. The gross profit margin of the Company's retail outlet stores business declined primarily as a result of margin pressures as well as charges of $0.3 million (1.0% of net sales) due to markdowns of discontinued product lines at the Company's outlet stores.

    Selling, General and Administrative Expenses

     Selling, general and administrative ("S,G&A") expenses for Fiscal 1996 were $83.1 million (19.9% of net sales) compared with $82.6 million (17.0% of net sales) for Fiscal 1995. While implementation of the Company's strategic plan resulted in the elimination of certain S,G&A expenses in Fiscal 1996, such eliminations were partially offset by higher amortization costs attributable to the installation of new store fixtures for Perry Ellis sportswear shops in department stores and Canyon River Blues shops in Sears stores, which installations commenced in 1995. The amortization of these store fixtures accounted for approximately $1.6 million of the total S,G&A expenses in Fiscal 1996 as compared with $0.4 million in Fiscal 1995. The Company's merchandise coordinator and retail specialist programs, which provide support for the presentation and coordination of the Company's products in retail stores was also enlarged in 1996, primarily to support the expansion of the Perry Ellis sportswear shop program; this increase accounted for a further $1.2 million of the S,G&A expense increase in Fiscal 1996. Total expenses related to these programs were $3.3 million in Fiscal 1996, as compared with $2.1 million in Fiscal 1995.

    Other Income

     Other income for Fiscal 1996 included a gain of $2.7 million related to the sale of a leasehold interest in a facility located in Glen Rock, New Jersey.

    Provision for Restructuring

     The Company recorded a restructuring charge of $11.7 million in Fiscal 1996. Of this amount, (i) $5.7 million was primarily related to the write-off of goodwill and the write-down of other assets of the JJ. Farmer product line, (ii) $2.9 million was attributable to the write-off of certain assets related to the licensing of the Gant brand name for certain of the Company's dress shirt and accessories product lines and the accrual of a portion of future royalties payable under the Gant licenses that are not expected to be covered by future sales, (iii) $1.8 million was primarily related to employee costs associated with the closing of a manufacturing and distribution facility in Thomson, Georgia, (iv) $0.7 million was primarily related to employee costs associated with the closing of a manufacturing facility in Americus, Georgia and (v) $0.6 million related to other severance costs.

   Income from Continuing Operations Before Interest, Income Taxes and
    Extraordinary Gain

     The following table sets forth income from continuing operations before interest, income taxes and extraordinary gain for each of the Company's three business segments, expressed both in dollars and as a percentage of net sales, for each of Fiscal 1996 and Fiscal 1995:

                                             Fiscal 1996        Fiscal 1995
                                           ----------------  -----------------
                                                  (dollars in million)

Men's (a)                                  $  6.2      1.8%  $  19.6      4.7%
Children's                                    5.4     11.8%      5.2     13.0%
Retail Outlet Stores                         (4.2)   (15.4%)    (2.7)    (9.2%)
                                           -------           --------
                                              7.4      1.8%     22.1      4.6%
Corporate expenses (b)                       (5.8)              (8.8)
Licensing division income                     5.0                5.6
                                           -------           --------
Income from continuing
 operations before interest, income
 taxes and extraordinary gain              $  6.6      1.6%  $  18.9      3.9%
                                           =======           ========

(a) Includes restructuring charges of $11.7 million in Fiscal 1996 and $3.6 million in Fiscal 1995.
(b) Includes other income of $2.7 million in Fiscal 1996 related to the sale of a leasehold interest.

     The $12.3 million reduction in income from continuing operations before interest, income taxes and extraordinary gain in Fiscal 1996 was primarily a result of the $11.7 million restructuring charge (compared with $3.6 million in Fiscal 1995) and $6.3 million of other charges associated with the implementation of the strategic business plan, which was partially offset by a $2.7 million gain on the sale of a leasehold interest, as previously discussed.

   Interest Expense, Net

     Net interest expense was $15.5 million for Fiscal 1996 compared with $19.0 million for Fiscal 1995. The $3.5 million decrease is a result of lower average borrowings during Fiscal 1996 primarily due to reduced average levels of inventory.

   Loss from Continuing Operations

     In Fiscal 1996, the Company reported a loss from continuing operations of $9.0 million, or $0.60 per share, as compared with a loss from continuing operations before extraordinary gain of $0.4 million, or $0.02 per share, in Fiscal 1995.

   Extraordinary Gain

     The extraordinary gain of $1.0 million recorded in the fourth quarter of Fiscal 1995 related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Company's prior chapter 11 cases.

   Earnings Before Interest, Taxes, Depreciation, Amortization, Restructuring
    Charges and Extraordinary Gain

     Earnings before interest, taxes, depreciation, amortization, restructuring charges and extraordinary gain was $26.5 million (6.4% of net sales) in Fiscal 1996, compared to $30.4 million (6.3% of net sales) in Fiscal 1995, a decrease of $3.9 million, or 12.8%. The Fiscal 1996 amount was negatively affected by $6.3 million of charges primarily associated with the implementation of the Company's strategic business plan. The Company believes this information is helpful in understanding cash flow from operations that is available for debt service and capital expenditures. This measure is not contained in Generally Accepted Accounting Principles and is not a substitute for operating income, net income or net cash flows from operating activities.

LIQUIDITY AND CAPITAL RESOURCES

     The Company is a party to the Credit Agreement, with CIT. The Credit Agreement provides the Company with working capital financing, in the form of direct borrowings and letters of credit, up to an aggregate of $120 million, subject to an asset-based borrowing formula. As collateral for borrowings under the Credit Agreement, the Company has granted to CIT a security interest in substantially all of the assets of the Company.

     On March 3, 1998, the Company announced that it had reached an agreement in principle with its major note and equity holders to restructure its existing indebtedness under the Senior Notes pursuant to the Letter Agreement upon which the Restructuring is based. Implementation of the Restructuring will result in the elimination of $11.0 million of annual interest expense to the Company. In connection with the execution of the Letter Agreement, the Company and CIT executed the Forbearance Agreement, See "BACKGROUND OF RESTRUCTURING--The Waiver and Forbearance Under the Credit Agreement."

     At the end of Fiscal 1997, direct borrowings and letters of credit outstanding under the Credit Agreement were $33.8 million and $23.2 million, respectively, and the Company had unused availability of $17.5 million. At the end of Fiscal 1996, direct borrowings and letters of credit outstanding under the Credit Agreement were $7.7 million and $33.6 million, respectively, and the Company had unused availability of $23.6 million. During Fiscal 1997, the maximum aggregate amount of direct borrowings and letters of credit outstanding at any one time under the Credit Agreement was $112.9 million, at which time the Company had unused availability of $10.5 million. During Fiscal 1996, the maximum aggregate amount of direct borrowings and letters of credit outstanding at any one time under the Credit Agreement was $101.0 million, at which time the Company had unused availability of $19.6 million.

     On October 28, 1996, the Company completed the sale of a leasehold interest in a facility located in Glen Rock, New Jersey. Pursuant to the indenture governing the Senior Notes, the $3,372,000 net cash proceeds of that sale were applied to the repurchase of a like principal amount of the Senior Notes immediately following the end of the 1996 fiscal year.

     The instruments governing the Company's outstanding debt contain numerous financial and operating covenants, including restrictions on incurring indebtedness and liens, making investments in or purchasing the stock or all or a substantial part of the assets of another person, selling property and paying cash dividends. In addition, under the Credit Agreement, the Company is required, during the year, to maintain a minimum level of stockholders' equity and to satisfy a maximum cumulative net loss test. At January 3, 1998, the Company was not in compliance with the two financial covenants contained in the Credit Agreement, and has obtained a waiver from CIT, as of January 3, 1998, as provided by the Forbearance Agreement.

     The indenture governing the Company's outstanding Senior Notes requires the Company to reduce its outstanding indebtedness (excluding outstanding letters of credit) to $20 million or less for fifteen consecutive days during each twelve month period commencing on the first day of February. This covenant has been satisfied for the balance of the term of the Senior Notes.

     The Company's cash used in operating activities for Fiscal 1997 was $9.8 million, which primarily reflects the operating loss of $10.7 million and an increase in accounts receivable of $5.7 million, offset by non-cash charges, such as depreciation and amortization, of $8.9 million.

     Cash used in Fiscal 1997 for investing activities was $10.2 million, of which $7.1 million was related to capital expenditures and $3.1 million to the installation of store fixtures in department stores. During Fiscal 1998, the Company plans to make capital expenditures of approximately $6.4 million and to spend an additional $2.0 million for the installation of store fixtures in department stores.

     Cash provided by financing activities in Fiscal 1997 was $22.9 million, which represented short-term borrowings under the Credit Agreement of $26.1 million, offset by the retirement of long-term debt of $3.4 million.

     In contemplation of the Restructuring, the Company elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee under the Indenture, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. In addition, the Company's working capital lender, CIT, agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Credit Agreement, arising by virtue of the Company's failure to pay such interest on the Senior Notes. Failure to consummate the Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     The Company's principal sources of liquidity, both on a short-term and a long-term basis, are cash flow from operations and borrowings under the Credit Agreement. Based upon its analysis of its consolidated financial position, its cash flow during the past twelve months and the cash flow anticipated from its future operations, the Company believes that its future cash flows together with funds available under the Credit Agreement, will be adequate to meet the financing requirements it anticipates during the next twelve months, provided that the Company consummates the Restructuring and secures an extension of the Credit Agreement or a new working capital facility. There can be no assurance, however, (i) that the Company will consummate the Restructuring, or (ii) that future developments and general economic trends will not adversely affect the Company's operations and, hence, its anticipated cash flow.

     The Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", during the year ending January 2, 1999. SFAS 130 establishes standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. This Statement requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statements, and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Adoption of this Statement will require the Company to report changes in the excess of additional pension liability over unrecognized prior service cost and foreign currency translation adjustment accounts, currently shown in the stockholders' equity section of the balance sheet, as an increase or decrease to reported net income in arriving at comprehensive income.

     The Company is required to adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during the year ending January 2, 1999. The Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers. It amends FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries", to remove the special disclosure requirements for previously unconsolidated subsidiaries. The Company is currently considering what effect adoption of this statement will have on the Company.

     The Company is required to adopt SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", for the period ended January 2, 1999. This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful. The statement is effective for fiscal year ending January 2, 1999. Restatement of disclosures for earlier periods provided for comparative purposes is required. The Company has not yet determined the impact the adoption of this statement will have on the Company's financial statements.

YEAR 2000 COMPLIANCE

     The Company has completed an assessment of its information systems ("IS"), including its computer software and hardware, and the impact that the year 2000 will have on such systems and The Company's overall operations. The Company's current software systems, without modification, will be adversely affected by the inability of the systems to appropriately interpret date information after 1999. As part of the process of improving the Company's IS to provide enhanced support to all operating areas, the Company has entered into an interim working agreement with Electronic Data Systems Corporation ("EDS"), which constitutes the initial phase of a long-term contract to outsource its IS. Such long-term outsourcing contract will provide for or eliminate any issues involving year 2000 compliance because all software provided under the outsourcing contract will be year 2000 compliant. The Company anticipates that its cost for such outsourcing will be approximately $9.0 million annually, which is consistent with The Company's current IS expenditures. The Company anticipates that it will complete its outsourcing and systems conversion in time to accommodate year 2000 issues. If the Company fails to complete such conversion in a timely manner, such failure will have a material adverse effect on the business, financial condition and results of operations of the Company.

SEASONALITY

     Although the Company typically introduces and withdraws various individual products throughout the year, its principal products are organized into the customary retail Spring, Fall and Holiday seasonal lines. The Company's products are designed as much as one year in advance and manufactured approximately one season in advance of the related retail selling season.

BACKLOG

     The Company does not consider the amount of its backlog of orders to be significant to an understanding of its business primarily due to increased utilization of EDI technology, which provides for the electronic transmission of orders from customers' computers to the Company's computers. As a result, orders are placed closer to the required delivery date than had been the case prior to EDI technology. At March 7, 1998, the Company's backlog of orders was approximately $94.9 million, 2.3% less than the backlog of orders of approximately $97.1 million that existed at March 1, 1997.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

     This report contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results, there can be no assurance that the statement of the expectation or belief will result or be achieved or accomplished. The words "believe", "expect", "estimate", "project", "seek", "anticipate" and similar expressions may identify forward-looking statements. The Company's future operating results and financial condition are dependent upon the Company's ability to successfully design, manufacture, import and market apparel. Taking into account the foregoing, the following are identified as important factors that could cause results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company:

SUBSTANTIAL LEVEL OF INDEBTEDNESS AND THE ABILITY TO RESTRUCTURE DEBT

     The Company had current indebtedness of $138.7 million as of January 3, 1998. Of this amount, $104.879 million represents the principal amount of the Senior Notes. The Company will not generate sufficient cash flow from operations to repay this amount at maturity. Accordingly, the Company has entered into the Letter Agreement as described above. Given the Company's past inconsistent operating performance, together with the reluctance of investors to invest in companies suffering from high debt-to-equity ratios and the Company's inability to raise funds in the capital markets to recapitalize the Company, absent the Restructuring, the Company does not believe it will be able to refinance its indebtedness under the Senior Notes. Failure by the Company to consummate the Restructuring as contemplated could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement, and, thus, would be likely to have a material adverse effect on the Company.

COMPETITION

     The apparel industry in the United States is highly competitive and characterized by a relatively small number of multi-line manufacturers (such as the Company) and a large number of specialty manufacturers. The Company faces substantial competition in its markets from manufacturers in both categories. Many of the Company's competitors have greater financial resources than the Company. The Company also competes for private label programs with the internal sourcing organizations of many of its own customers.

APPAREL INDUSTRY CYCLES AND OTHER ECONOMIC FACTORS

     The apparel industry historically has been subject to substantial cyclical variation, with consumer spending on apparel tending to decline during recessionary periods. A decline in the general economy or uncertainties regarding future economic prospects may affect consumer spending habits, which, in turn, could have a material adverse effect on the Company's results of operations and financial condition.

RETAIL ENVIRONMENT

     Various retailers, including some of the Company's customers, have experienced declines in revenue and profits in recent periods and some have been forced to file for bankruptcy protection. To the extent that these financial difficulties continue, there can be no assurance that the Company's financial condition and results of operations would not be adversely affected.

SEASONALITY OF BUSINESS AND FASHION RISK

     The Company's principal products are organized into seasonal lines for resale at the retail level during the Spring, Fall and Holiday Seasons. Typically, the Company's products are designed as much as one year in advance and manufactured approximately one season in advance of the related retail selling season. Accordingly, the success of the Company's products is often dependent on the ability of the Company to successfully anticipate the needs of the Company's retail customers and the tastes of the ultimate consumer up to a year prior to the relevant selling season.

FOREIGN OPERATIONS

     The Company's foreign sourcing operations are subject to various risks of doing business abroad, including currency fluctuations (although the predominant currency used is the U.S. dollar), quotas and, in certain parts of the world, political instability. Any substantial disruption of its relationship with its foreign suppliers could adversely affect the Company's operations. Some of the Company's imported merchandise is subject to United States Customs duties. In addition, bilateral agreements between the major exporting countries and the United States impose quotas, which limit the amount of certain categories of merchandise that may be imported into the United States. Any material increase in duty levels, material decrease in quota levels or material decrease in available quota allocation could adversely affect the Company's operations. The Company's operations in Asia, including those of its licensees, are subject to certain political and economic risks including, but not limited to, political instability, changing tax and trade regulations and currency devaluations and controls. The Company's risks associated with the Company's Asian operations may be higher in 1998 than has historically been the case, due to the fact that financial markets in East and Southeast Asia have recently experienced and continue to experience difficult conditions, including a currency crisis. As a result of recent economic volatility, the currencies of many countries in this region have lost value relative to the U.S. dollar. Although the Company has experienced no material foreign currency transaction losses since the beginning of this crisis, its operations in the region are subject to an increased level of economic instability. The impact of these events on the Company's business, and in particular its sources of supply and royalty income cannot be determined at this time.

DEPENDENCE ON CONTRACT MANUFACTURING

     The Company currently produces 59% of all of its products (in units) through arrangements with independent contract manufacturers. The use of such contractors and the resulting lack of direct control could subject the Company to difficulty in obtaining timely delivery of products of acceptable quality. In addition, as is customary in the industry, the Company does not have any long-term contracts with its fabric suppliers or product manufacturers. While the Company is not dependent on one particular product manufacturer or raw material supplier, the loss of several such product manufacturers and/or raw material suppliers in a given season could have a material adverse effect on the Company's performance.

     Because of the foregoing factors, as well as other factors affecting the Company's operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors are cautioned not to use historical trends to anticipate results or trends in the future. In addition, the Company's participation in the highly competitive apparel industry often results in significant volatility in the Company's common stock price.

                       TENDERING AND VOTING PROCEDURES

THE RESTRUCTURING

     Upon the terms and subject to the conditions set forth in this Exchange Restructuring Prospectus and in the accompanying Letter of Transmittal, the Company is offering in the Exchange Offer to issue to each Noteholder 175,977,555 shares (adjusted to reflect the ten-to-one reverse stock split described herein) of New Common Stock, for each $1,000 principal amount of Senior Notes (together with all accrued and unpaid interest) which is validly tendered and not withdrawn (as described below) prior to the Expiration Date. Nominees or other record holders of Senior Notes that hold for more than one beneficial owner will be entitled to make elections that reflect the elections of each of the beneficial holders for whom they exchange Senior Notes. The Company is also soliciting from the holders of Senior Notes acceptances of the Prepackaged Plan, under which the Senior Notes would be exchanged for the same consideration offered in the Exchange Offer. Instructions for voting on the Prepackaged Plan are contained in the Disclosure Statement and in the instructions attached to the Ballots and Master Ballots. See "VOTING PROCEDURES AND REQUIREMENTS" in the Disclosure Statement.

     This Exchange Restructuring Prospectus and the Letter of Transmittal are first being mailed to registered Noteholders on or about ______ __, 1998.

GENERAL

     As of March 2, 1998, there were outstanding $104.879 million aggregate principal amount of Senior Notes (plus accrued but unpaid interest thereon of approximately $5.5 million).

     For purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange, and to have exchanged, validly tendered Senior Notes in the Exchange Offer when, as and if the Company has given oral or written notice thereof to the Depositary. The Depositary will act as agent for the tendering Noteholders for the purposes of receiving New Common Stock from the Company and transmitting such New Common Stock to tendering Noteholders.

     The New Common Stock will be delivered in exchange for Senior Notes accepted in the Exchange Offer promptly after acceptance on the Expiration Date or, in the event of confirmation of the Prepackaged Plan, promptly after the Effective Date as described in the Prepackaged Plan. The Company's obligation to accept Senior Notes for exchange in the Exchange Offer is subject to the satisfaction of the conditions set forth below under "Conditions." The Company reserves the right, in its sole discretion, to waive any or all of the conditions to the Exchange Offer or amend the terms of the Exchange Offer but does not currently intend to waive any condition or amend any of the terms of the Exchange Offer. Pursuant to the Letter Agreement, Magten's consent is required for the Company to waive the Minimum Tender Condition. The Exchange Offer is subject to extension of the time period during which it is open. See "Expiration Date; Extensions; Amendments" below.

     New Common Stock will be rounded up or down to the nearest whole number in the Exchange Restructuring and the Prepackaged Restructuring. Noteholders who receive New Common Stock pursuant to the Exchange Restructuring will not be required to pay brokerage commissions or fees to the Company or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the receipt of New Common Stock pursuant to the Exchange Restructuring. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Restructuring.

INTEREST ON SENIOR NOTES

     Exchange Offer consideration will be paid in respect of each $1,000 principal amount of Senior Notes, together with all accrued and unpaid interest, tendered and accepted for exchange. By tendering Senior Notes, a Noteholder waives all rights to receive any payments with respect to accrued but unpaid interest on such Senior Notes other than the New Common Stock to be issued pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     With respect to the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan, the term "Expiration Date" shall mean 5:00 p.m., New York City time, on ______ __, 1998, unless the Company, in its sole discretion, extends the Exchange Offer or solicitation period, in which case the term "Expiration Date" for such Exchange Offer or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended.

     The Company expressly reserves the right, at any time or from time to time, to extend the period during which the Exchange Offer is open. In order to extend the Expiration Date, the Company will notify the Depositary of any extension by oral or written notice and will make a public announcement thereof, the announcement to be issued no later than 5:00 p.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period or on a daily basis.

     The Company also expressly reserves the right to (a) delay accepting any Senior Notes, to extend the Exchange Offer and the solicitation period for acceptances of the Prepackaged Plan or to terminate the Exchange Offer and the solicitation period for acceptances of the Prepackaged Plan and not accept Senior Notes not previously accepted, if any of the conditions set forth herein under "Conditions" shall not have been satisfied or validly waived by the Company, by giving oral or written notice of such delay, extension or termination to the Depositary or (b) amend, at any time or from time to time, the terms of the Exchange Offer and the Prepackaged Plan in any respect. The Company also expressly reserves the right to terminate the Exchange Offer at any time as described herein under "Conditions." Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by public announcement thereof. Pursuant to the Letter Agreement, the obligations of Magten and Apollo under the Letter Agreement will terminate if the Exchange Restructuring Date does not occur on or before July 31, 1998. If the terms of the Exchange Offer or the Prepackaged Plan are amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the affected Noteholders of such amendment and the Company will extend the Exchange Offer or the solicitation period for acceptances of the Prepackaged Plan for a period which the Company in its discretion deems appropriate, depending upon the significance of the amendment and the manner of disclosure to Noteholders, if the Exchange Offer or the solicitation period for acceptances of the Prepackaged Plan would otherwise expire during such period. Any such extension shall, in the case of the Exchange Offer and, prior to the filing of the Prepackaged Plan, in the case of the Prepackaged Plan, be in compliance with any applicable rules and regulations of the Commission.

     Without limiting the manner in which the Company may choose to make a public announcement of any extension, amendment or termination of the Exchange Offer or the solicitation period for acceptances of the Prepackaged Plan, the Company shall have no obligation, unless otherwise required by law, to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the [Dow Jones News Service].

HOW TO TENDER IN THE EXCHANGE OFFER

     To tender Senior Notes pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent's Message (as defined herein) in the case of a book-entry transfer of Senior Notes, together with any signature guarantees and any other documents required by the instructions to the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover page of this Exchange Restructuring Prospectus prior to the Expiration Date and either (i) certificates representing such Senior Notes must be received by the Depositary at one of its address or (ii) such Senior Notes must be transferred pursuant to the procedures for book-entry transfer set forth below and the book-entry transfer of such Senior Notes into the Depositary's account at a book-entry transfer facility must be confirmed, in each case, prior to the Expiration Date. LETTERS OF TRANSMITTAL AND ANY SENIOR NOTES TENDERED PURSUANT TO THE EXCHANGE OFFER SHOULD BE SENT ONLY TO THE DEPOSITARY, NOT THE COMPANY, THE TRUSTEE, THE INFORMATION AGENT OR THE FINANCIAL ADVISOR.

     ONLY REGISTERED NOTEHOLDERS, OR PERSONS WHO HAVE OBTAINED A PROPERLY COMPLETED NOTE POWER FROM THE REGISTERED NOTEHOLDERS THEREOF, MAY TENDER IN THE EXCHANGE OFFER. Any beneficial holder whose Senior Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Senior Notes should contact such registered Noteholder and instruct such registered Noteholder to tender Senior Notes on his behalf. If such beneficial holder wishes to tender Senior Notes on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Senior Notes, either make appropriate arrangements to register ownership of the Senior Notes in such beneficial holder's name or obtain a properly completed note power from the Noteholder. The transfer of record ownership of Senior Notes may take considerable time and, depending on when such transfer is requested, may not be accomplished prior to the Expiration Date.

     The Depositary and The Depository Trust Company ("DTC") have confirmed that the Exchange Offer is eligible to ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer Senior Notes to the Depositary in accordance with DTC's ATOP procedures for transfer. DTC will then send an Agent's Message to the Depositary.

     The term "Agent's Message" means a message transmitted by DTC, received by the Depositary and forming part of the confirmation of book-entry transfer, which states that DTC has received an express acknowledgment from the participant in DTC tendering Senior Notes which are the subject of such confirmation of book-entry transfer that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

TENDERS--ADDITIONAL INFORMATION

     The tender by a Noteholder pursuant to one of the procedures set forth herein will constitute an agreement between such Noteholder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     The method of delivery of Senior Notes, the Letter of Transmittal and all other required documents to be delivered to the Depositary, including delivery through a book-entry transfer facility and any acceptance or Agent's Message transmitted through ATOP, is at the election and risk of each Noteholder. Except as otherwise provided herein, such delivery will be deemed made only when actually received by the Depositary. If such delivery is by mail, registered mail, with return receipt requested, properly insured, is recommended, and sufficient time should be allowed to assure timely delivery. No documents should be sent to the Company, the financial advisor, the Information Agent, the Trustee or the transfer agent for the New Common Stock.

     The Depositary will establish accounts with respect to the Senior Notes within two business days after the date of this Exchange Restructuring Prospectus at DTC and the Philadelphia Depository Trust Company ("Philadep," together with DTC, collectively referred to as the "Book-Entry Transfer Facilities") for the purpose of the Exchange Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book entry delivery of the Senior Notes by causing DTC or Philadep to transfer such Senior Notes into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer. Although delivery of Senior Notes may be effected through book entry transfer in the Depositary's account at DTC or Philadep, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, or an Agent's Message, must in any case, be transmitted to and received or confirmed by the Depositary at one of its addresses set forth on the back cover of this Exchange Restructuring Prospectus prior to the Expiration Date. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signatures on each Letter of Transmittal must be guaranteed by an Eligible Institution (as defined herein) unless the Senior Notes delivered pursuant thereto are delivered (a) by a Noteholder (or a participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of Senior Notes) who has not completed the boxes on the Letter of Transmittal entitled "Special Issuance Instructions" or "Special Delivery Instructions" or (b) for the account of an Eligible Institution. An "Eligible Institution" means a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program. If the Senior Notes are registered, in the name of a person other than the signer of the Letter of Transmittal, then the signatures on the Letters of Transmittal accompanying the tendered Senior Notes must be guaranteed by an Eligible Institution as described above. See Instructions to the Letter of Transmittal.

     If the Letter of Transmittal with respect to any Senior Notes is signed by a person other than the Noteholder of any certificate(s) listed hereon, such certificate(s) must be endorsed or accompanied by appropriate note powers signed exactly as the name or names of the Noteholder or Noteholders appear on the certificate(s) with the signature(s) on the Senior Notes or instruments of transfer guaranteed as provided herein. If the exchanging holder is not the registered holder of the Senior Notes, then the registered holder must also sign a valid proxy in favor of the exchanging holder. If the Letter of Transmittal, or any certificates, note powers, stock powers or proxies are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

     Tenders of Senior Notes for exchange may be made only in principal amounts of $1,000 and integral multiples thereof.

     If a Noteholder desires to tender Senior Notes, but the certificates evidencing such Senior Notes have been mutilated, lost, stolen or destroyed, such Noteholder should contact the Trustee to receive information about the procedures for obtaining replacement certificates for Senior Notes at the following address or telephone number:

     [---------------]

     [---------------]

     Notwithstanding any other provision hereof, payment for Senior Notes tendered and accepted for exchange pursuant to the Exchange Offer will, in all cases, be made only after timely receipt by the Depositary of such Senior Notes (or confirmation of a book-entry transfer of such Senior Notes into the Depositary's account at a Book-Entry Transfer Facility as described above) and a Letter of Transmittal (or facsimile thereof) with respect to such Senior Notes, properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, or an Agent's Message in the case of a book-entry transfer of the Senior Notes.

     All question as to the validity, form, eligibility (including time of receipt), acceptance, withdrawal and revocation of tendered Senior Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders and withdrawals of Senior Notes that are not in proper form or the acceptance of which would, in the opinion of the Company or counsel for the Company, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any defect or irregularity in any tender as to particular Senior Notes, whether or not similar defects or irregularities are waived in the case of other Senior Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders and withdrawals of Senior Notes must be cured within such time as the Company shall determine in its sole discretion. None of the Company, the Depositary, the Trustee or any other person shall be under any duty to give notification of defects in such tenders, withdrawals, deliveries or revocations or shall incur any liability for failure to give such notification. Tenders and withdrawals of Senior Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Senior Notes received by the Depositary that are not properly tendered or delivered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering Noteholders unless otherwise provided in the Letter of Transmittal as soon as practicable following the Expiration Date.

     THERE IS NO PROCEDURE FOR TENDERING BY GUARANTEED DELIVERY. TENDERS BY GUARANTEED DELIVERY WILL NOT BE ACCEPTED.

WITHDRAWAL OF TENDERS AND REVOCATION OF VOTES.

     Tenders of Senior Notes may be withdrawn, subject to the procedures described herein, at any time before they are accepted for exchange by the Company. The Company shall be deemed to have accepted for exchange, and to have exchanged, validly tendered Senior Notes in the Exchange Offer when, as and if the Company has given oral or written notice thereof to the Depositary.

     Any Noteholder who has tendered Senior Notes, or who succeeds to the record ownership of Senior Notes in respect of which such tenders have previously been given, may withdraw such Senior Notes by delivery of a written notice of withdrawal or revocation. To be effective, a written, telegraphic or facsimile transmission notice of withdrawal or revocation of a tender must (a) be timely received by the Depositary at one of its addresses specified on the back cover of this Exchange Restructuring Prospectus, before such Senior Notes are accepted for exchange by the Company, (b) specify the name of the person who tendered the Senior Notes to be withdrawn, (c) contain the description of the Senior Notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such Senior Notes (unless the Senior Notes were tendered by Book-Entry Transfer) and the aggregate principal amount represented by such Senior Notes and (d) be signed by such Noteholder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees), or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of such Senior Notes into the name of the person withdrawing Senior Notes. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Senior Notes have been tendered (a) by a registered Noteholder who has not completed the boxes on the Letter of Transmittal entitled "Special Issuance Instructions" or "Special Delivery Instructions" or (b) for the account of an Eligible Institution. If the Senior Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a properly completed and signed notice of withdrawal shall be effective immediately upon receipt thereof even if physical release is not yet effected. A withdrawal of Senior Notes can only be accomplished in accordance with the foregoing procedures.

     Any Senior Notes which have been tendered for exchange but which are not exchanged will be returned to the Noteholder without cost to such Noteholder as soon as practicable following the Expiration Date. Properly withdrawn Senior Notes may be retendered at any time prior to the Expiration Date by following one of the procedures described under "How to Tender in the Exchange Offer."

     Votes on the Prepackaged Plan may be revoked, subject to the procedures described in the Disclosure Statement at any time prior to the earlier of (i) the Filing Date and (ii) the Expiration Date. If a bankruptcy case has been commenced, revocations of such votes thereafter may be effected only with the approval of the appropriate bankruptcy court. See "VOTING PROCEDURES AND REQUIREMENTS" in the Disclosure Statement.

CONDITIONS

     The obligation of the Company to accept for exchange any Senior Notes validly tendered pursuant to the Exchange Offer is subject to the satisfaction of the following conditions:

     (1) the Minimum Tender Condition (requiring 100% of the aggregate principal amount of the Senior Notes being validly tendered and not withdrawn prior to the Expiration Date), which pursuant to the Letter Agreement cannot be waived without the consent of Magten;

     (2) the approval by the Company's Stockholders of each of the Restructuring Proposals; and

     (3) obtaining the waiver of certain provisions under the Company's licensing agreements by certain licensors to the Company, including, but not limited to, the Walt Disney Company and Perry Ellis International, Inc., and any other consents or waivers that the Company determines are necessary to effectuate the terms and conditions of the Exchange Restructuring.

     In addition, notwithstanding any other provisions of the Exchange Offer and without prejudice to the Company's other rights under the Exchange Offer, the Company, in its sole discretion, may amend, extend or terminate the Exchange Offer, or may delay or refrain from accepting for exchange or exchanging any Senior Notes subject to the Exchange Offer, in each event subject to Rule 14e-1(c) under the Exchange Act, if, at any time prior to the Expiration Date, any of the following shall occur:

          (a) there shall be threatened, instituted, or pending any action, proceeding, application, claim or counterclaim before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which in the sole judgment of the Company (i) challenges or makes or seeks to make illegal the acceptance for exchange, or exchange of, any of the Senior Notes pursuant to the Exchange Offer, (ii) could result in a delay in the ability of the Company to accept for exchange or exchange some or all of the Senior Notes, (iii) imposes or seeks to impose limitations on the ability of the Company to acquire, hold or exercise full rights of ownership of the Senior Notes, or (iv) may prohibit, restrict or delay consummation of, or otherwise have a material adverse effect on the contemplated benefits to the Company of, the Exchange Offer or the Exchange Restructuring;

          (b) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that, in the sole judgment of the Company, has or may have a material adverse effect upon (i) the market prices of the Senior Notes and/or New Common Stock, (ii) the trading in the Senior Notes and/or New Common Stock, or (iii) the value of the Senior Notes to the Company;

          (c) a general deterioration in the prices of equity or debt (including high-yield debt) securities in the United States from levels prevailing at the date hereof shall have occurred which, in the sole judgment of the Company, may have a material adverse effect on the contemplated benefits of, or otherwise may make it inadvisable for the Company to proceed with, the Exchange Offer;

          (d) (i) any general suspension of or limitation on times for trading in, or limitation on prices for, securities on the NYSE, the Nasdaq Stock Market, the American Stock Exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any federal, state or foreign governmental authority on, or any other event which might affect, the extension of credit by banks or other financial institutions, (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) a material adverse change (or development or threatened development including a prospective material adverse change) in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor or (v) in the case of any of the foregoing existing at the date hereof, a material acceleration or worsening thereof;

          (e) any statute, order, rule or regulation shall have been proposed or enacted or deemed applicable, or any action shall have been taken by any governmental authority, that would or might prohibit, restrict or delay consummation of the Exchange Restructuring or, in the sole judgment of the Company, materially affect the contemplated benefits to the Company of the Exchange Restructuring;

          (f) there exists, in the sole judgment of the Company, any other actual or threatened legal impediment (including a default under an agreement, indenture (including the Indenture) or other instrument or obligation to which the Company is a party, or by which it is bound) to the acceptance for exchange, or exchange of, any of the Senior Notes pursuant to the Exchange Offer; (g) a preliminary or permanent injunction or other order by any court or governmental agency shall have been issued and remain in effect which restrains or prohibits the consummation of any component of the Exchange Restructuring; or

          (h) any change shall occur or be threatened in the business, assets, properties, liabilities, condition (financial or other), income, results of operations or prospects of the Company or any of its Subsidiaries, which, in the sole judgment of the Company, is or may be material to the Company.

     The conditions (a) through (h) set forth above are for the sole benefit of the Company. Each such condition may be asserted by the Company regardless of the circumstances, including any action or inaction by the Company giving rise thereto, and each may be waived by the Company with respect to the Senior Notes subject to the Exchange Offer in whole or in part at any time, and from time to time, in its sole discretion.

     If any of the conditions set forth herein is not satisfied, the Company may (a) refuse to accept any Senior Notes and return all tendered Senior Notes to tendering Noteholders, (b) extend the Exchange Offer and retain all Senior Notes previously tendered, or (c) waive or modify any of such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Senior Notes. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver in a manner reasonably calculated to inform Noteholders of such waiver, and the Company will extend the Exchange Offer for a period which the Company in its discretion deems appropriate, subject to any applicable laws, depending on the significance of the waiver or amendment and the manner of disclosure to Noteholders. In the event the Company waives or modifies any of such conditions, the Company and/or Noteholders may be exposed to additional risks which cannot currently be predicted or evaluated. See "Expiration Date; Extensions; Amendments."

     In addition, the Company may, in its sole discretion, (a) terminate the Exchange Offer at any time prior to the Expiration Date for any reason (whether or not the Registration Statement of which this Exchange Restructuring Prospectus is a part has become effective under the Securities
Act) or (b) amend, at any time or from time to time, the terms of the Exchange Offer. The Company has no present intention of terminating or amending the terms of the Exchange Offer.

                        VOTING ON THE PREPACKAGED PLAN

     Instructions for voting on the Prepackaged Plan are contained in the Disclosure Statement and in the instructions attached to the Ballots and Master Ballots. See "VOTING PROCEDURES" in the Disclosure Statement.

     Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances of the classes of Claims and Interests have been received, only Holders who vote will be counted. Failure of a Holder to send duly completed and signed Ballots or Master Ballots will be deemed to constitute an abstention by such Holder with respect to a vote regarding the Prepackaged Plan. Abstentions as a result of not submitting duly signed Ballots or Master Ballots will not be counted as votes for or against the Prepackaged Plan. Any Ballot or Master Ballot which is validly executed by a Holder but does not indicate an acceptance or rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan. Any Ballot or Master Ballot which is validly executed by a Holder and which indicates both acceptance and rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan.

                       DESCRIPTION OF NEW COMMON STOCK

     The following summary description of the New Common Stock does not purport to be complete and is qualified in its entirety by this reference to the Company's Charter Amendment, a copy of which has been filed as an exhibit to the Registration Statement of which this Exchange Restructuring Prospectus is a part. The New Common Stock is identical in all material respects to the Old Common Stock except for the effects of the Reverse Split.

     Immediately after the Restructuring, the Company will have 50,000,000 authorized shares of stock consisting of 45,000,000 shares of New Common Stock and 5,000,000 shares of Series A Preferred Stock, par value $1.00 per share and 5,000,000 authorized shares of preferred stock, par value $2.00 per share. As of such time, [ ] shares of New Common Stock will be issued and outstanding to approximately 19,952,811 holders of record, and no shares of preferred stock will be issued and outstanding. 18,456,350 shares of New Common Stock will be issued to Noteholders as of immediately after the Restructuring and 1,496,461 shares of New Common Stock will be issued to Stockholders as of immediately after the Restructuring in connection with the Restructuring (not including Warrant Shares and shares issuable upon the exercise of stock options granted to the Company's employees and directors under the Stock Award and Incentive Plan and, in the event the Exchange Restructuring is consummated, the Old Plans). All of the New Common Stock issued and outstanding as of the Exchange Restructuring Date will be fully paid and nonassessable.

DISTRIBUTIONS

     Subject to such preferential rights as may be granted by the Board in connection with future issuances of preferred stock, holders of shares of New Common Stock will be entitled to receive ratably such dividends as may be declared by the Board in its discretion from funds legally available therefor. The Credit Agreement contains negative covenants that restrict, among other things, the ability of the Company to pay dividends and the Company believes that the New Credit Agreement will contain similar restrictions. In the event of a liquidation, dissolution or winding up of the Company, the holders of New Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference owed to holders of any preferred stock. Holders of New Common Stock will have no preemptive rights and have no rights to convert their New Common Stock into any other securities.

VOTING

     Subject to any preferential rights of holders of preferred stock, Stockholders are entitled to one vote per share on all matters to be voted on by Stockholders. Matters submitted for Stockholder approval require a majority vote of the shares, except where the vote of a greater number is required by the DGCL. Article Sixth of the Certificate of Incorporation provides that any action required or permitted to be taken by the Stockholders of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent of the Stockholders. Article Sixth may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock.

ELECTION OF DIRECTORS

     Article Fifth of the Certificate of Incorporation divides the Board into three classes, with each class serving a three year term. Any vacancies in the Board, for any reason, and any directorships resulting from any increase in the number of directors, may be filled only by the affirmative vote of a majority of the Board, although less than a quorum. Article Fifth may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock and subject to the provisions of any preferred stock outstanding.

SHARES RESERVED IN CONNECTION WITH SALANT II CHAPTER 11 PLAN

     In accordance with the 1993 Chapter 11 Plan, the Company reserved for issuance a certain number of shares of Old Common Stock in order to satisfy certain claims that had been asserted in the 1990 Chapter 11 Case pursuant to the terms and conditions of the 1993 Chapter 11 Plan. As of the date hereof, the Company continues to have 206,392 shares of Old Common Stock reserved for such purpose. Upon the consummation of the Restructuring, such shares will be canceled and the Company intends to reserve for issuance approximately 20,639 shares of New Common Stock (reflecting the Reverse Split) for the purpose of settling any remaining claims in the 1990 Chapter 11 Case for which a settlement of stock may be appropriate.

                       DESCRIPTION OF CHARTER AMENDMENT

     The Board has unanimously adopted resolutions proposing that the Company's Certificate of Incorporation be amended by the Charter Amendment. The Charter Amendment will effect (i) the Reverse Split and (ii) an increase in the number of shares of New Common Stock authorized. For the full text of the Charter Amendment see "DISCUSSION OF THE PROPOSALS -- The Charter Amendment" in the Proxy Statement/Prospectus. Magten has advised the Company that it may request additional changes to the Company's Certificate of Incorporation and, in such event, the Proxy Statement/Prospectus will, upon approval of the Board, be amended to reflect such changes. Should the Exchange Restructuring be accepted by the Stockholders and the requisite 100% of Noteholders and thereafter consummated, an aggregate of 18,456,350 shares of New Common Stock will be issued to the Noteholders in exchange for their Senior Notes and 1,496,461 shares of New Common Stock will be issued to existing Stockholders. In addition, 2,216,979 Warrants, exercisable for an aggregate of 2,216,979 shares of New Common Stock (subject to adjustment), will be issued to Stockholders.

     The Charter Amendment will not be effective unless and until it is filed with the Secretary of State of Delaware. Even if each of the Restructuring Proposals is approved by the Stockholders, the Board has reserved the right to abandon the Charter Amendment and each other Restructuring Proposal in the event that any other condition to the Restructuring is not satisfied, including, but not limited to, the Minimum Tender Condition. However, the Board intends to file the Charter Amendment with the Secretary of State of Delaware if the Exchange Restructuring is consummated.

     The Charter Amendment, if filed with the Secretary of State of Delaware, would amend the Certificate of Incorporation to effect a ten-to-one reverse stock split of the Company's outstanding shares of Old Common Stock such that each share of Old Common Stock immediately prior to the Exchange Restructuring Date will automatically convert into one-tenth of one share of New Common Stock immediately thereafter.

     The Company currently has authorized 30,000,000 shares of common stock (including 14,964,608 issued and outstanding shares of Old Common Stock), par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $2.00 per share. As of the date of this Exchange Restructuring Prospectus, there were no shares of preferred stock issued and outstanding. If the Charter Amendment is effected pursuant to the Exchange Restructuring, the number of shares of New Common Stock authorized will be increased to 45,000,000 shares. The Board is authorized to fix the relative rights and preferences of the shares of preferred stock, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Pursuant to a resolution adopted by the Board on December 8, 1987, in connection with the Company's implementation of the Rights Plan the Company created a series of 50,000 shares of preferred stock designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock") having the powers, preferences and rights described in the Certificate of Incorporation of the Company. See "DESCRIPTION OF RIGHTS PLAN." Without Stockholder approval, the Board could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company. As of [__________], no shares of Series A Preferred Stock were issued and outstanding.

     The Charter Amendment is set forth in its entirety in the Proxy Statement/Prospectus. The final text of the Charter Amendment is subject to change in order to meet the requirements as to form that may be requested or required by the Secretary of State's Office of the State of Delaware.

     If the requisite approval by the Stockholders is obtained, the Charter Amendment will be effective upon the close of business on the date of filing of the Charter Amendment with the Delaware Secretary of State. Each certificate representing shares of Old Common Stock immediately prior to the Exchange Restructuring will be deemed automatically, without any action on the part of the Stockholders, to represent one-tenth the number of shares of New Common Stock immediately after the Exchange Restructuring Date. A Stockholder's proportionate ownership interest in the Company will remain unchanged by the Charter Amendment. The New Common Stock issued pursuant to the Charter Amendment will be fully paid and nonassessable. The voting and other rights of the Old Common Stock will not be altered by the Charter Amendment except that each share of the Old Common Stock will represent one-tenth of a share of New Common Stock.

     When the Charter Amendment becomes effective, Stockholders will be asked to surrender certificates representing shares of Old Common Stock in accordance with the procedures set forth in a Letter of Transmittal to be sent by the Company. Upon such surrender, a certificate representing the shares of New Common Stock will be issued and forwarded to the Stockholders; however, each certificate representing shares of Old Common Stock will continue to be valid and represent shares of New Common Stock equal to one-tenth the number of shares of Old Common Stock (rounded to the nearest whole number). Persons who hold their shares in brokerage accounts or "street name" will not be required to take any further actions to effect the exchange of their certificates.

     Each of the Restructuring Proposals is conditioned upon the approval by the Stockholders of each of the other Restructuring Proposals. If any or all of the Restructuring Proposals are not approved by the Stockholders at the Stockholders' Meeting, then none of the Restructuring Proposals will become effective.

            SALANT CORPORATION 1998 STOCK AWARD AND INCENTIVE PLAN

     Pursuant to a resolution of the Board, the Board has adopted the Salant Corporation 1998 Stock Award and Incentive Plan (the "Stock Award and Incentive Plan"), which provides for the grant of various types of stock-based compensation to directors, officers and employees of the Company and its subsidiaries. The Stock Award and Incentive Plan has become effective as of the date of such resolution, however, the Stock Award and Incentive Plan and any grants thereunder are subject to subsequent approval by the Company's Stockholders. The Stock Award and Incentive Plan is designed with the intention that compensation resulting from options, stock appreciation rights and certain other awards may qualify as "performance-based compensation" under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), and to comply with the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 ("Rule 16b-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The summary that follows is not intended to be complete and is qualified in its entirety by the actual terms of the Stock Award and Incentive Plan, a copy of which is attached hereto as Annex III. Capitalized terms used but not otherwise defined in the summary that follows shall have the respective meanings ascribed to them in the Stock Award and Incentive Plan.

PURPOSE OF THE STOCK AWARD AND INCENTIVE PLAN

     The purpose of the Stock Award and Incentive Plan is to strengthen the Company by providing an incentive to its directors, officers and employees and thereby encouraging them to devote their abilities and industry to the success of the Company's business enterprise.

ELIGIBILITY

     Awards may be made by the Committee, in its discretion, to directors, officers and employees of the Company and its subsidiaries. Directors of the Company who are not also employees of the Company or any of its subsidiaries are entitled to automatic option grants as provided in the Stock Award and Incentive Plan and described below.

PLAN ADMINISTRATION AND SHARES SUBJECT TO THE STOCK AWARD AND INCENTIVE PLAN

     2,463,310 shares of New Common Stock (subject to adjustment as provided in the Stock Award and Incentive Plan), representing, on a fully diluted basis (inclusive of the Warrants), 10% of the aggregate shares of New Common Stock to be issued and reserved on the Exchange Restructuring Date, will be reserved for Awards to be granted under the Stock Award and Incentive Plan. Subject to stockholder approval, these Awards will be granted by a committee of the Board of Directors of the Company from and after the Exchange Restructuring Date (the "Committee") comprised solely of two or more "non-employee directors" within the meaning of Rule 16b-3(b)(3) (or any successor rule) of the Exchange Act, and unless otherwise determined by the Board of Directors of the Company, "outside directors" within the meaning of Treasury Regulation Section 1.162-27(e)(3) and Section 162(m) of the Code, which will administer the Stock Award and Incentive Plan. No individual may be granted Options or Awards with respect to more than a total of 500,000 shares during any one calendar year period under the Stock Award and Incentive Plan. In addition, the maximum dollar amount of cash or the Fair Market Value of shares of New Common Stock that any individual may receive in any calendar year in respect of Performance Units denominated in dollars may not exceed $3,000,000. Shares of New Common Stock subject to the Stock Award and Incentive Plan may either be authorized and unissued shares or previously issued shares acquired or to be acquired by the Company and held in its treasury. Subject to the terms of the Stock Award and Incentive Plan, the Committee has the right to grant Awards to eligible participants and to determine the terms and conditions of Agreements evidencing Awards, including the vesting schedule and exercise price of such Awards, and the effect, if any, of a Change in Control (as defined in the Stock Award and Incentive
Plan) on such Awards.

     Upon the occurrence of a Change in Capitalization, the Stock Award and Incentive Plan permits the Committee to make appropriate adjustments to the type and aggregate number of shares subject to the Stock Award and Incentive Plan or any Award, and to the purchase or exercise price to be paid or the amount to be received in connection with the realization of any Award.

AWARDS

     Stock Options. Stock options granted pursuant to the Stock Award and Incentive Plan may either be incentive stock options within the meaning of
Section 422 of the Code ("ISOs"), or non-qualified stock options ("NQSOs") as determined by the Committee. The exercise price for each share of New Common Stock subject to an option will be determined by the Committee at the time of grant and set forth in an Agreement, provided that the exercise price may not be less than the Fair Market Value of the New Common Stock on the date the option is granted. The option exercise price may be paid in the discretion of the Committee on the date of the grant, in cash or by the delivery of shares then owned by the participant or as otherwise determined by the Committee. No option will be exercisable later than ten years after the date on which it is granted, provided that the Committee may (and in the case of a Formula Option shall) provide that an NQSO may, upon the death of a participant, be exercised for up to one year following the date of such participant's death, even if such period extends beyond ten years from the date such option is granted. ISOs may not be granted to any participant who owns stock possessing (after application of the attribution rules of Section 424(d) of the Code) more than 10% of the total combined voting power of all outstanding classes of stock of the Company, unless the option price is at least 110% of the Fair Market Value at the date of grant and the option is not exercisable after five years from the date of grant.

     The Stock Award and Incentive Plan provides for automatic option grants ("Formula Options") to certain directors of the Company who are not also employees of the Company and its subsidiaries. Such directors will be granted initial Formula Options in respect of [ ] Shares (on the date of consummation of the Restructuring or, if applicable, when becoming a director for the first time) as well as annual Formula Options in respect of [ ] shares at each subsequent annual stockholders meeting of the Company. Formula Options will be granted with per share exercise prices equal to the Fair Market Value on the date of grant, with ten year terms and subject to the vesting schedule set forth in the Stock Award and Incentive Plan.

     Stock Appreciation Rights. Under the Stock Award and Incentive Plan, a stock appreciation right in respect of a share of New Common Stock represents the right to receive payment in cash and/or New Common Stock in an amount equal to the excess of the Fair Market Value of such share of New Common Stock on the date the right is exercised over the Fair Market Value on the date the right is granted. The Committee may grant stock appreciation rights to the holders of any options under the Stock Award and Incentive Plan. Such rights may also be granted independently of options.

     Restricted Stock. The Committee will determine the terms and conditions applicable to Restricted Stock at the time of grant, including the price, if any, to be paid by the grantee for the Restricted Stock, the restrictions placed on the shares, and the time or times when the restrictions will lapse. In addition, at the time of grant, the Committee, in its discretion, may decide: (i) whether any deferred dividends will be held for the account of the grantee or deferred until the restrictions thereon lapse, (ii) whether any deferred dividends will be reinvested in additional Shares or held in cash, (iii) whether interest will be accrued on any dividends not reinvested in additional shares of Restricted Stock and (iv) whether any stock dividends paid will be subject to the restrictions applicable to the Restricted Stock Award.

     Performance Units and Performance Shares. Performance Units and Performance Shares will be awarded as the Committee may determine, and the vesting of Performance Units and Performance Shares will be based upon the Company's attainment within an established period of specified performance objectives to be determined by the Committee. Upon granting Performance Units or Performance Shares, the Committee may provide, to the extent permitted under Section 162(m) of the Code, the manner in which performance will be measured against the performance objectives, or may adjust the performance objectives to reflect the impact of specified corporate transactions, accounting or tax law changes, and other similar extraordinary and nonrecurring events. Performance Units may be denominated in dollars or in Shares, and payments in respect of Performance Units will be made in cash, Shares, shares of Restricted Stock or any combination of the foregoing, as determined by the Committee. The Agreement evidencing Performance Shares or Performance Units will set forth the terms and conditions thereof. Unless otherwise determined by the Committee at the time of grant, such awards that can be so granted, may be granted in a manner which is intended to qualify for the performance based compensation exemption of Section 162(m). In such event, either the granting or vesting of such awards will be based upon one or more of the following factors: earnings per share, New Common Stock share price, pre-tax profit, net earnings, return on stockholders' equity or assets or any combination of the foregoing.

CHANGE IN CONTROL

     In the event of a Change in Control, the vesting of options and stock appreciation rights will accelerate and, if so provided by the Committee in an Agreement, the restrictions on Restricted Stock, Performance Units and Performance Shares will lapse.

TRANSFERABILITY

     Awards under the Stock Award and Incentive Plan will not be transferable except by will or the laws of descent or distribution. Awards will only be exercisable during the lifetime of a participant by such participant only. However, at the discretion of the Committee, any option, other than an ISO, may permit the transfer of such option by a participant to certain family members or trusts for the benefit of such family members by such persons.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING DISCUSSION OF CERTAIN RELEVANT FEDERAL INCOME TAX EFFECTS APPLICABLE TO CERTAIN AWARDS GRANTED UNDER THE STOCK AWARD AND INCENTIVE PLAN IS A SUMMARY ONLY, AND REFERENCE IS MADE TO THE CODE FOR A COMPLETE STATEMENT OF ALL RELEVANT FEDERAL TAX PROVISIONS. HOLDERS OF AWARDS SHOULD CONSULT THEIR TAX ADVISORS BEFORE REALIZATION OF ANY SUCH AWARDS, AND HOLDERS OF COMMON STOCK PURSUANT TO AWARDS SHOULD CONSULT THEIR TAX ADVISORS BEFORE DISPOSING OF ANY SUCH SHARES. SECTION 16 INDIVIDUALS SHOULD NOTE THAT SOMEWHAT DIFFERENT RULES THAN THOSE DESCRIBED BELOW MAY APPLY TO THEM.

     ISOs. In general, a recipient will not recognize income upon the grant or exercise of an ISO, and the Company will not be entitled to any business expense deduction with respect to the grant or exercise of an ISO. However, upon the exercise of an ISO, the excess of the fair market value on the date of exercise of the shares received over the exercise price of the option will be treated as an adjustment to alternative minimum taxable income. In order for the exercise of an ISO to qualify as an ISO, a recipient generally must be an employee of the Company or a subsidiary (within the meaning of Section 422 of the Code) from the date the ISO is granted through the date three months before the date of exercise (one year preceding the date of exercise in the case of a recipient whose employment is terminated due to disability). The employment requirement does not apply where a recipient's employment is terminated due to his or her death.

     If a recipient has held the shares acquired upon exercise of an ISO for at least two years after the date of grant and for at least one year after the date of exercise, when the recipient disposes of the shares, the difference, if any, between the sales price of the shares and the exercise price of the option will be treated as long-term capital gain or loss, provided that any gain will be subject to reduced rates of tax if the shares were held for more than twelve months and will be subject to further reduced rates if the shares were held for more than eighteen months. If a recipient disposes of the shares prior to satisfying these holding period requirements (a "Disqualifying Disposition"), the recipient will recognize ordinary income (treated as compensation) at the time of the Disqualifying Disposition, generally in an amount equal to the excess of the fair market value of the shares at the time the option was exercised over the exercise price of the option. The balance of the gain realized, if any, will be short-term or long-term capital gain, depending upon whether the shares have been held for at least twelve months after the date of exercise. If the recipient sells the shares in a Disqualifying Disposition at a price below the fair market value of the shares at the time the option was exercised, the amount of ordinary income (treated as compensation) will be limited to the amount realized on the sale over the exercise price of the option. In general, the Company will be allowed a business expense deduction to the extent a recipient recognizes ordinary income.

     NQSOs. In general, a recipient who receives a NQSO will not recognize income at the time of the grant of the option. Upon exercise of a NQSO, a recipient will recognize ordinary income (treated as compensation) in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the option. The basis in shares acquired upon exercise of a NQSO will equal the fair market value of such shares at the time of exercise, and the holding period of the shares (for capital gain purposes) will begin on the date of exercise. In general, if the Company complies with the applicable income reporting requirements, it will be entitled to a business expense deduction in the same amount and at the same time as the recipient recognizes ordinary income. In the event of a sale of the shares received upon the exercise of a NQSO, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss, provided that any gain will be subject to reduced rates of tax if the shares were held for more than twelve months and will be subject to further reduced rates if the shares were held for more than eighteen months.

     The foregoing discussion assumes that at the time of exercise, the sale of the shares at a profit would not subject a recipient to liability under
Section 16(b) of the Exchange Act. Special rules may apply with respect to persons who may be subject to Section 16(b) of the Exchange Act. Participants who are or may become subject to Section 16 of the Exchange Act should consult with their own tax advisors in this regard.

     Excise Taxes. Under certain circumstances, the accelerated vesting or exercise of options in connection with a change in control of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Code. To the extent it is so considered, a recipient may be subject to a 20% excise tax and the Company may be denied a tax deduction.

     Section 162(m) Limitation. Section 162(m) generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer and the four other most highly compensated executive officers (other than the chief executive officer) who are employed by such corporation on the last day of such corporation's taxable year. The Company has structured the Stock Award and Incentive Plan with the intention that compensation resulting from options, stock appreciation rights, Performance Shares and Performance Units may qualify as "performance-based compensation" and, if so qualified, would be deductible.

     Options to purchase shares of Old Common Stock granted under the Old Plans will be treated differently depending upon whether the Restructuring is consummated by means of the Exchange Restructuring. For a discussion of such treatment see "POST RESTRUCTURING STOCK OPTION GRANTS."

NEW PLAN BENEFITS

     Except with respect to automatic option grants to Eligible Directors as described above and in the Stock Award and Incentive Plan, benefits will be granted under the Stock Award and Incentive Plan at the sole discretion of the Committee and performance criteria, if any, may vary from year to year and from participant to participant. Therefore, benefits under the Stock Award and Incentive Plan are not determinable.

     The approval of the Stock Award and Incentive Plan by the Stockholders may be required by the applicable rules of the NYSE.

                   DESCRIPTION OF REGISTRATION RIGHTS PLAN

     In connection with the Restructuring, the Company will also enter into, on the date of consummation of the Restructuring, a registration rights agreement in the form of Exhibit B to Appendix I to Part B (the "Registration Rights Agreement"). Under the terms and conditions of the Registration Rights Agreement, the Company must use commercially reasonable efforts to register the New Common Stock pursuant to a "shelf-registration" and to keep such shelf registration continuously effective for three years (subject to a two-year extension of such period to the extent that a registration statement on Form S-3 is available to the Company at the end of such initial three-year period), subject to the right to suspend the use of the prospectus constituting part of such registration statement for designated corporate purposes. Thereafter, holders who did not resell New Common Stock during the three-year period, but whose resales would have been covered by the registration statement, will be entitled to exercise, over a two-year period, up to three demand registrations and will be entitled to piggyback registration rights as well during such period. In the event that the shelf registration does not become effective within one hundred days after the date that the registration statement is filed, holders whose resales would have been covered by the registration statement will be entitled to exercise, over a two-year period, up to four demand registrations and will be entitled to piggyback registration rights as well during such period.

                          DESCRIPTION OF RIGHTS PLAN

     The Company is a party to a shareholder rights plan, dated December 8, 1987, as amended on December 10, 1997 (the "Rights Plan"), which provides for a dividend distribution of one right (collectively, the "Rights") for each share of Old Common Stock to holders of record of the Old Common Stock at the close of business on December 23, 1997. With certain exceptions, the Rights will become exercisable only in the event that an acquiring party accumulates 20 percent or more of the Company's voting stock, or if a party announces an offer to acquire 30 percent or more of such voting stock. Each Right, when exercisable, will entitle the holder to buy one-hundredth of a share of the Company's Series A Preferred Stock at a price of $30 per right or, upon the occurrence of certain events, to purchase either common stock of the Company or shares in an Acquiring Entity (as defined in the Rights Plan) at half the market value thereof. The Company will generally be entitled to redeem the Rights at a redemption price of $0.03 per Right at any time until the 10th day following the acquisition of a 20 percent position in its shares of Old Common Stock. In July 1993, the Rights Plan was amended to provide that an acquisition or offer by Apollo, or any of Apollo's Subsidiaries (as defined in the Rights Plan), will not cause the Rights to become exercisable. Pursuant to the December 10, 1997 amendment to the Rights Plan, the expiration date of the Rights was extended to December 23, 2002. On [ ], 1998, in connection with the Restructuring, consistent with the terms of the Letter Agreement, the Company amended the Rights Plan to provide, among other things, that the Rights will expire under the Rights Plan immediately prior to consummation of the Restructuring.

         DESCRIPTION OF CERTAIN EXISTING INDEBTEDNESS OF THE COMPANY

     The following summary of the principal terms of certain of the existing indebtedness of the Company does not purport to be complete and is qualified in its entirety by reference to the documents governing such indebtedness, including the definitions of certain terms therein, copies of which have been filed or incorporated as exhibits to the Registration Statement of which this Exchange Restructuring Prospectus is a part. Whenever particular provisions of such documents are referred to herein, such provisions are incorporated by reference, and the statements are qualified in their entirety by such reference.

GENERAL

     The following is a summary of certain existing indebtedness and other financing arrangements of the Company or its Subsidiaries. The descriptions of the loans outstanding under the Credit Agreement and the Senior Notes are qualified in their entirety by reference to the agreements and instruments governing such financing arrangements. Noteholders are referred to the Credit Agreement and the Indenture for a statement of their terms.

REVOLVING CREDIT AGREEMENT

     The Company is a party to a Revolving Credit, Factoring and Security Agreement, dated as of September 20, 1993, with CIT. The Credit Agreement provides the Company with general working capital financing, in the form of direct borrowings and letters of credit, up to the Maximum Credit (as defined in the Credit Agreement), subject to an asset-based borrowing formula. As collateral for borrowings under the Credit Agreement, the Company has granted to CIT a security interest in substantially all of the assets of the Company.

     The Credit Agreement imposes a number of restrictive covenants that affect the Company and its subsidiaries with respect to, among others things:
(i) creating liens; (ii) incurring indebtedness and contingent obligations;
(iii) paying dividends and redeeming capital stock; (iv) merging and selling assets; (v) engaging in sale and lease back transactions; (vi) making investments in other persons; (vii) engaging in certain affiliate transactions; (viii) making capital expenditures; (ix) selling accounts receivable; and (x) amending certain of its debt instruments and making payment in respect of the obligations represented thereby.

     The Credit Agreement contains a number of events of default, including the following: (i) failure to make payments of interest and principal when due; (ii) material error in any representation or warranty or certificate made under the Credit Agreement; (iii) failure of the Company to perform any of its respective agreements under the Credit Agreement; (iv) a default in the payment of any obligation of the Company or its subsidiaries on indebtedness in excess of $750,000 owing to any one person other than CIT;
(v) entry of a judgment in excess of $500,000 in the aggregate and the same remains undischarged for a period in excess of 30 days; (vi) certain events of insolvency and bankruptcy of the Company or its subsidiaries; (vii) certain events in respect of pension plans; (viii) the incurrence of environmental liability; (ix) certain change of control events; and (x) a material adverse change in the condition (financial or otherwise) of the Company.

     On March 2, 1998, the Company entered into the Forbearance Agreement with CIT, wherein CIT (i) waives, as of January 3, 1998, the Company's failure to meet the financial covenants related to stockholders' equity and maximum loss, as set forth in the Credit Agreement; (ii) agreed to forbear (subject to certain conditions) from exercising any of its rights or remedies arising under the Credit Agreement arising from the Company's failure to make the interest payment on the Senior Notes due and payable on March 2, 1998;
(iii) agreed to continue making loans, advances and other financial accommodations to the Company, subject to the terms and conditions of the Forbearance Agreement; (iv) increased the borrowings allowed against eligible inventory to 60%; (v) provided the Company with a discretionary $3 million seasonal overadvance; and (vi) reduced the Maximum Credit from $135 million to $125 million. Under the Forbearance Agreement, to the extent that the Company fails to maintain certain levels of borrowing under its asset-based borrowing formula, the Company is required to maintain a certain minimum interest coverage ratio and is subject to a covenant limiting the maximum loss the Company may incur in any twelve consecutive calendar months. In consideration for CIT's entering into the Forbearance Agreement, the Company agreed to pay CIT certain fees. See "BACKGROUND TO THE RESTRUCTURING -- The Waiver and Forbearance Agreement Under the Credit Agreement." Under the Forbearance Agreement, such agreement to forbear by CIT will terminate on July 1, 1998 or earlier upon the happening of (a) the occurrence of any Event of Default (as defined in the Credit Agreement) other than a Payment Default (as defined in the Forbearance Agreement), or (b) the failure of the Company to execute and deliver to CIT before June 1, 1998, (i) a commitment letter executed by CIT providing for the agreement between CIT and the Company to enter into a new $135 million syndicated credit facility (in replacement of the financing and factoring arrangements provided by CIT pursuant to the Credit Agreement) on terms and conditions satisfactory to CIT or (ii) a copy of a commitment letter executed between another lender and the Company providing for a credit facility to the Company which by its terms provides for closing and funding thereof on or before July 1, 1998, and enabling the Company upon such closing and funding to simultaneously terminate the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement) and to satisfy in full all of its then existing Obligations (as defined in the Credit Agreement) to CIT; (c) the exercise of any right or remedy with respect to any of the Collateral (as defined in the Credit Agreement) by any holder of any Senior Notes or by the Trustee under the Indenture; or (d) the payment of any interest on the Senior Notes in respect of the Company's failure to make the March 2, 1998 interest payment or otherwise.

     In addition, the Forbearance Agreement creates two new Events of Default under the Credit Agreement: (i) the termination of E&Y as business consultant to the Company and the failure to replace E&Y with another business consultant satisfactory to CIT within 5 business days, and (ii) any event occurring after March 2, 1998 which materially and adversely affects the Company's businesses.

THE SENIOR NOTES

     The Company is the obligor on the Senior Notes outstanding pursuant to the Indenture, dated September 20, 1993, as amended, between the Company and Bankers Trust Company, as Trustee. Pursuant to the Indenture, the Senior Notes bear interest at a rate of 10-1/2% per annum. As of March 2, 1998, the aggregate principal face amount of Senior Notes outstanding was $104,879,000.

     The Indenture requires that 100% of the principal be repaid on December 31, 1998. The Indenture also requires the Company to pay interest semi-annually on the last day of February and August of each year, commencing February 28, 1994. In addition, the Indenture also requires the Company to use a portion of the proceeds from certain asset sales to pay amounts outstanding under the Senior Notes.

     The relative priority of liens in and upon the Company's collateral as between CIT and the Noteholders is governed by the Intercreditor Agreement, dated September 20, 1993 (the "Intercreditor Agreement"), by and between CIT and Bankers Trust Company, as Trustee.

     Pursuant to the Intercreditor Agreement, (i) CIT has a first priority lien upon all of the Company's accounts, chattel paper, instruments, documents (other than chattel paper, instruments and documents constituting general intangibles), inventory, equipment, books and records and real property (other than two parcels (the "Excepted Property")) and any proceeds of the foregoing (collectively, the "CIT Priority Collateral"), and (ii) the Noteholders have a first priority lien upon all of the Company's general intangibles, certain pledged stock, the Excepted Property and any proceeds of the foregoing (collectively, the "Noteholder Priority Collateral"). In addition, CIT holds a junior lien on all of the Noteholder Priority Collateral and the Noteholders hold a junior lien on all of the CIT Priority Collateral. However, the Intercreditor Agreement provides that upon a written declaration by CIT that an Event of Default under the Credit Agreement has occurred and all obligations thereunder are due and payable and an exercise by CIT of its rights and remedies, CIT is entitled to the first $15 million of proceeds from the Company's general intangibles (the "CIT Intangibles Limited Priority"). Under the agreement, the CIT Intangibles Limited Priority is of no further force and effect (i) from and after the release by CIT of its lien upon any of the CIT Priority Collateral (other than any such release in consideration of the contemporaneous delivery to CIT of all of the net proceeds arising from the sale, transfer or other disposition of such released CIT Priority Collateral and the application of such net Proceeds by CIT to payment to such extent of the then outstanding CIT Obligations) or
(ii) in the event that the Company refinances the CIT Obligations without liens on all of the CIT Priority Collateral. The Intercreditor Agreement also provides that, except as set forth in the immediately preceding sentence with respect to the CIT Intangibles Limited Priority, the priority of liens set forth in that agreement "shall not be altered or otherwise affected by any modification, renewal, restatement, extension or refinancing" of any obligations owed to CIT or the Noteholders.

     The Indenture imposes a number of restrictive covenants that affect the Company and its subsidiaries with respect to, among other things: (i) incurring indebtedness; (ii) creating liens; (iii) merging and selling assets; (iv) engaging in certain intercompany transactions; (v) permitting changes of control to occur; and (vi) engaging in transactions with stockholders and affiliates.

     The Indenture contains a number of events of default, including the following: (i) failure to make payments of interest when due, and the continuation of such failure for 30 days; (ii) failure to pay principal when due; (iii) default in the payment of any obligation of the Company or any of its Subsidiaries on indebtedness in the aggregate principal amount of $3,000,000 or more; (iv) failure of the Company to comply with any of its covenants or agreements under the Indenture; (v) entry of a judgment in excess of $3,000,000; and (vi) certain events of insolvency and bankruptcy of the Company of any and its Subsidiaries.

     On March 2, 1998, the Company elected not to pay the interest payment of $5.5 million that was due and payable under the Senior Notes, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. If holders of at least 25% in the aggregate principal face amount of the Senior Notes accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture, and, in the event that Stockholders fail to approve the Restructuring Proposals and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan, such an acceleration of outstanding indebtedness under the Senior Notes could result in the Company becoming subject to a proceeding under the Federal bankruptcy laws. Pursuant to the Letter Agreement, Magten has, in accordance with
Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998.

         MARKET FOR OLD COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The Old Common Stock is traded on the New York Stock Exchange (the "NYSE") under the trading symbol SLT.

     The high and low sale prices per share of Old Common Stock (based upon the NYSE composite tape as reported in published financial sources) for each quarter of 1996 and 1997 are set forth below. The Company did not declare or pay any dividends during such years. The indenture governing the Senior Notes and the Credit Agreement requires the satisfaction of certain net worth tests prior to the payment of any cash dividends by the Company. As of January 3, 1998, the Company was prohibited from paying cash dividends under the most restrictive of these provisions.

          HIGH AND LOW SALE PRICES PER SHARE OF THE OLD COMMON STOCK

         QUARTER                     HIGH                     LOW

         1997
         Fourth                    $3 3/8                   $1 9/16
         Third                          3                   1 15/16
         Second                     4 1/4                     2 7/8
         First                      5 3/8                         3

         1996
         Fourth                    $3 7/8                    $3 1/8
         Third                          4                     2 3/4
         Second                     4 7/8                     3 1/2
         First                      5 3/4                     3 1/8

     On March 2, 1998, the day immediately prior to the date the Company announced its intention to pursue the Restructuring, the closing market price of the Old Common Stock was $1.6875 per share. On ____________, 1998, there were _____ holders of record of shares of Old Common Stock, and the closing market price was $______ per share.

     The following chart indicates the effect of the Restructuring on the amount and percentage of the holdings of the Company's common equity owned beneficially by (i) each person (including any group as that term is used in section 13(d)(3) of the Exchange Act) who is known to the Company to be the beneficial owner of more than 5% of the Old Common Stock, (ii) each current director and each Board nominee and (iii) all directors and officers as a group.

                                                              New Common Stock
                                                           Issuable with Respect
                                      Old Common Stock       to Such Holdings of
                                        Beneficially         Old Common Stock
                                         Owned as of        Upon Consummation of
                                        March 16, 1998         Restructuring**
                                   ----------------------   --------------------
                                     No. Of        % of       No. Of    % of
          Holder                    Shares(a)     Class(b)    Shares    Class
          ------                    ---------     --------    ------    -----

Apollo Apparel Partners, L.P.      5,924,352       39.6%      592,435    2.9%

DDJ Capital Management, LLC        1,809,100       12.1%      180,910    *

Robert Falk                        5,925,652 (c)   39.6%      592,565    2.9%

Ann Dibble Jordan                  2,200 (d)       *          220        *

Robert Katz                        5,925,952 (e)   39.6%      592,595    2.9%
Harold Leppo                       2,200 (f)       *          220        *

Jerald S.  Politzer                145,000 (g)      1.0%      14,500     *

Bruce F.  Roberts                  6,200 (h)       *          620        *

John S.  Rodgers                   433,787 (i)      2.9%      43,379     *

Marvin Schiller                    16,134 (j)      *          1,613      *

Edward M.  Yorke                   5,926,552 (k)   39.6%      592,655    2.9%

All directors and
executive officers as a
group (14 persons)                 6,535,277 (l)   43.6%    653,528    3.2%


------------------------

*    Represents less than one percent.
** Exclusive of any shares of New Common Stock issuable upon exercise of any Warrants distributed to such holders in connection with the Restructuring.
(a) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Old Common Stock which such person has the right to acquire within 60 days following March 16, 1998.
(b) As of March 16, 1998, there were 14,964,608 shares outstanding, excluding those shares held by or for the account of the Company. For purposes of computing the percentage of outstanding shares of Old Common Stock held by each person or group of persons named above, any security which such person or persons has the right to acquire within 60 days following March 16, 1998 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(c) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,300 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Falk is a principal of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.
(d) This amount represents 2,200 shares issuable upon the exercise of stock options.
(e) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,600 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Katz is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.
(f) This amount represents 2,200 shares issuable upon the exercise of stock options.
(g) This amount includes 45,000 shares held directly and 100,000 shares issuable upon the exercise of stock options.
(h) This amount includes 4,000 shares held directly and 2,200 shares issuable upon the exercise of stock options.
(i) This amount includes 424,280 shares held directly by Mr. Rodgers, 1,300 shares issuable upon the exercise of stock options, 2,284 shares held through the Company's Long Term Savings and Investment Plan (the "Savings Plan") and 5,923 shares held by the Margaret S. Vickery Trust, of which Mr. Rodgers is a co-trustee. As to the shares held by the Margaret S. Vickery Trust, Mr. Rodgers shares voting and investment power with a co-trustee. He disclaims beneficial ownership with respect to the shares held by the Trust.
(j) This amount includes 11,234 shares held directly and 5,200 shares issuable upon the exercise of stock options.
(k) This amount includes 5,924,352 shares beneficially owned by Apollo and 2,200 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing partner of which is Apollo Advisors, L.P. Mr. Yorke is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.
(l) The 6,607,773 shares held by all directors and executive officers of the Company as a group counts the 5,924,352 shares held by Apollo (discussed in notes (c), (g) and (m) above) once. Such 6,607,773 shares include (i) 6,419,789 shares held directly by, or attributable to, directors and executive officers, (ii) 2,284 shares held through the Savings Plan by executive officers, and (iii) 185,700 shares issuable upon the exercise of stock options held by all directors and executive officers that are exercisable on, or may become exercisable within sixty days of, March 16, 1997.

     All of the outstanding voting securities of the Company's subsidiaries are owned beneficially and (except for shares of certain foreign subsidiaries of the Company owned of record by others to satisfy local laws) of record by the Company.

     The Company has never declared or paid and does not expect to declare or pay dividends on the outstanding Old Common Stock. Restrictions contained in the instruments governing the outstanding indebtedness of the Company restrict its ability to provide funds that might otherwise be used by the Company for the payment of dividends on the Old Common Stock. The Company is currently not in compliance with the net tangible assets test required for continued listing on the NYSE. The Company has requested that the NYSE waive compliance with such test until consummation of the Restructuring. Should the Restructuring be consummated, the Company expects to be in full compliance with all of the NYSE's requirements for continued listing on the NYSE. The can be, however, no assurance that the NYSE will waive compliance of such test.

                      MARKET PRICES OF THE SENIOR NOTES

     The Senior Notes are traded in the over-the-counter market by certain dealers who from time to time are willing to make a market in such securities. Trading of the Senior Notes is, however, extremely limited. Prices and trading volume of the Senior Notes in the over-the-counter market are not reported and are difficult to monitor. To the extent that Senior Notes are traded, prices may fluctuate widely depending on, among other things, the trading volume and the balance between buy and sell orders.

                  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain Federal income tax consequences of the Restructuring to the Noteholders and the Company and is for general information purposes only. This summary is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular Noteholders in light of their individual investment circumstances or to Noteholders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations and foreign taxpayers). In addition, this summary does not address state, local or foreign tax consequences. This summary assumes that Noteholders hold their Senior Notes, and will hold their New Common Stock, as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code"). No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed herein, and no opinion of counsel has been sought or obtained by the Company with respect thereto. Noteholders are urged to consult their tax advisors regarding the specific Federal, state, local and foreign income and other tax consequences of the Restructuring.

FEDERAL INCOME TAX CONSEQUENCES TO NOTEHOLDERS

   GENERAL

     The Restructuring, if consummated as described herein, should constitute a tax-free recapitalization for purposes of the Code. Accordingly, for Federal income tax purposes:

          (i) no gain or loss will be recognized by a Noteholder upon the receipt of New Common Stock pursuant to the Restructuring (except with respect to cash, if any, received in lieu of any fractional share settled in cash as described above) except that the Noteholder will recognize income to the extent of the value of the shares of New Common Stock received in the Restructuring which are allocable to any interest on the Senior Notes that accrued on or after the beginning of the Noteholder's holding period and which interest was not previously included in the Noteholder's taxable income (the "Accrued Interest");

          (ii) the aggregate tax basis of the New Common Stock received by a Noteholder in the Restructuring will be the same as the aggregate tax basis of the Senior Notes exchanged therefor (reduced by any basis apportionable to any fractional share settled in cash as described above), except that the basis of the shares of New Common Stock (or fractions thereof) received which are treated as attributable to Accrued Interest will be equal to the fair market value of the shares (or fractions thereof) on the Exchange Restructuring Date; and

          (iii) the holding period of the shares of New Common Stock in the hands of the Noteholders will include the holding period of their Senior Notes exchanged therefor, except that the holding period of the shares of New Common Stock (or fractions thereof) treated as attributable to Accrued Interest will begin the day after the Exchange Restructuring Date.

MARKET DISCOUNT

     Noteholders who acquired their Senior Notes at a "market discount" subsequent to the initial offering of the Senior Notes may be required to carry over any accrued (but unrecognized) market discount to the New Common Stock received in the Restructuring, which discount will be recognized as ordinary income upon disposition of such New Common Stock.

FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY

   CANCELLATION OF INDEBTEDNESS INCOME

     The Company will realize cancellation of indebtedness ("COI") income, for Federal income tax purposes, in an amount equal to the excess, if any, of the adjusted issue price of the Senior Notes (including any accrued but unpaid interest) over the fair market value of the New Common Stock received by Noteholders pursuant to the Restructuring. The Company has approximately $55 million of operating losses and net operating loss carryovers ("NOLs") which are available to offset any COI income that may be recognized. If (i) COI income is realized in a case under the Bankruptcy Code (i.e., pursuant to the Prepackaged Restructuring) or (ii) if the Company is insolvent on the Exchange Restructuring Date, to the extent of the insolvency, under section 108 of the Code such COI income would not be included in the Company's gross income. In such event, the Company would be required, however, to reduce certain of its tax attributes, such as its NOLs, certain tax credits, and the basis of its assets, by the amount of the COI income that is not included.

LIMITATION ON NET OPERATING LOSS CARRYOVERS

     As a result of the receipt by Noteholders of New Common Stock in exchange for the Senior Notes pursuant to the Restructuring, the Company will undergo an "ownership change" (generally, a 50% change in ownership) for purposes of section 382 of the Code and, accordingly, the Company will be limited in its ability to use its NOLs and certain tax credit carryforwards (the "Section 382 Limitation") to offset future taxable income. The Section 382 Limitation will generally be determined by multiplying the value of the Company's equity before the ownership change by the long-term tax-exempt rate (currently 5.04%). This is likely to limit significantly the Company's use of its NOLs in any one year. If an ownership change occurs in a case under the Bankruptcy Code, the value of a corporation's equity for purposes of determining the Section 382 Limitation would be adjusted to reflect any increase in such value arising from the cancellation of debt as a result of the ownership change. Because the Company anticipates that the value of its equity would be increased as a result of the cancellation of the Senior Notes, the Company's ability to use its NOLs would be significantly greater under the Prepackaged Restructuring than under the Exchange Restructuring.

                        INFORMATION REGARDING NOMINEES

     If the Restructuring is consummated and the Restructuring Proposal with respect to the Election of the New Board is approved and implemented, the existing members of the Board will resign, effective as of the Exchange Restructuring Date and [ ] new Board members will be elected at the Annual Meeting, subject to the occurrence of the Exchange Restructuring Date. Each of the existing members of the Board have delivered to the Company a resignation letter resigning from the Board effective as of the Exchange Restructuring Date. In accordance with the Company's Certificate of Incorporation, by resolution of the Board, the number of directors has been fixed at [ ] effective as of the Exchange Restructuring Date. As provided for in the Letter Agreement, the new Board will consist of: (i) Mr. Jerald Politzer, as the Chairman of the Board, (ii) five members nominated by Magten, subject to consultation with the Company and with other Noteholders who may come forward prior to the commencement of the Solicitation, and (iii) one member designated by the current Board. As described above, as contemplated by the Letter Agreement, it is expected that Magten will provide the Company with its Board nominees prior to the commencement of the Solicitation. Magten has proposed that the following persons be elected to the Board: [TO COME]. In addition, the current Board has designated Marvin Schiller to be the current Board's nominee to the new Board. If any nominee should be unavailable for election at the Stockholders' Meeting, the proxies will vote for the election of such other person as may be recommended by the Board.

     The names, principal occupations and other information concerning nominees proposed for election to the Board are presented below. Proxies will be voted for all such nominees, unless marked to the contrary. The Company believes that each nominee will serve as a director, but should any such nominee be unable to serve as a director or withdraw from nomination, Proxies will be voted for the election of such substitute nominee as the Board may propose.

     Jerald S. Politzer, age 52, joined the Company as a director on March 24, 1997 and Chief Executive Officer commencing April 1, 1997. From July 1989 to November 1996 he had been Executive Vice President of Melville
Corporation, a diversified retailer. Mr. Politzer is a director of Norton McNaughton, Inc., a manufacturer of women's apparel.

     Marvin Schiller, age 64, was Managing Director of A.T. Kearney, Inc., a management consulting firm, from May 1983 until his retirement as of January 1995. Dr. Schiller is a director of LePercq-Istel Fund, Inc., a mutual fund; Strategic Agricultural Management Corp., a software developer and marketer; and Tutor Time Learning Systems Inc., a childcare and educational company. Dr. Schiller has served as a director of the Company since May 1983.

     Information regarding the remaining Board nominees will be provided once Magten has advised the Company of its Board nominees.

                    POST RESTRUCTURING STOCK OPTION GRANTS

EXCHANGE RESTRUCTURING

     In the event that the Plan Proposal is approved by the Stockholders, the Minimum Tender Condition is satisfied and the Exchange Restructuring is consummated, all options to purchase shares of Old Common Stock outstanding granted under the Company's 1987 Stock Plan, 1988 Stock Plan, 1993 Stock Plan and 1996 Stock Plan (the "Old Plans") and held by directors, officers and employees of the Company (the "Old Options") will not be terminated but will continue to remain outstanding, subject to adjustment (the "Adjustment") as provided for in each of the Old Plans. Such Adjustment is intended to reflect the effect of the Reverse Split on the Old Options. As of April 9, 1998, there were outstanding Old Option which, in the aggregate, related to 1,823,443 shares of Old Common Stock (or 12% of the issued and outstanding shares of Old Common Stock as of such date). Pursuant to the Exchange Restructuring, after giving effect to the Adjustment, all of the outstanding Old Options, in the aggregate, will relate to 182,344 shares of New Common Stock (or approximately 1% of the issued and outstanding shares of New Common Stock as of the Exchange Restructuring Date, exclusive of the Warrant Shares). In connection with the Adjustment, the exercise price applicable to such Old Options will be appropriately adjusted.

     In addition, under the Stock Award and Incentive Plans, directors, officers and employees of the Company will become eligible to receive additional options to purchase shares of New Common Stock as determined by the new Board after the Exchange Restructuring Date subject to the approval by the Stockholders of the Company. See "DISCUSSION OF THE RESTRUCTURING PROPOSALS" - Salant Corporation 1998 Stock Award and Incentive Plan" in the Proxy Statement/Prospectus.

PREPACKAGED RESTRUCTURING

     In the event that each of the Restructuring Proposals is not approved by the Stockholders, or the Minimum Tender Condition is not satisfied or waived, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court and the Company files the Prepackaged Plan with the Bankruptcy Court, pursuant to the Prepackaged Plan all options to purchase shares of Old Common Stock outstanding as of the commencement of the Chapter 11 case granted under the Old Plans will be terminated and of no further force or effect as of the consummation of the Prepackaged Plan. In addition, each of the Old Plans shall be terminated and of no further force or effect as of the consummation of the Prepackaged Plan. The Stock Award and Incentive Plan will remain in effect after the consummation of the Prepackaged Plan: provided, that, if the Stock Award and Incentive Plan has not been approved by the Stockholders prior to the Commencement of the Chapter 11 case, any awards granted thereunder shall be subject to subsequent approval of the Stockholders of the Company. It is the Company's intention that certain directors, officers and employees of the Company will be granted new options to purchase shares of New Common Stock under the Stock Award and Incentive Plan. The persons to receive such grants, the number of shares of New Common Stock subject to such grants, and such other terms and conditions applicable to such grants, shall be determined by the Board of Reorganized Salant in its sole discretion, except for automatic stock option grants to certain non-employee directors of the Company.

BENEFICIAL OWNERSHIP OF THE COMPANY'S OLD COMMON STOCK BY
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                     AMOUNT AND NATURE OF
                                     BENEFICIAL              PERCENT OF
NAME OF BENEFICIAL OWNER             OWNERSHIP (a)           CLASS (b)
-----------------------------------  ----------------------  -----------
Nicholas P. DiPaolo................                0                 *
Robert H. Falk.....................      5,925,652(c)             39.6%
Philip A. Franzel..................          1,000(d)                *
Ann Dibble Jordan..................          2,000(e)                *
Todd Kahn..........................         71,500(f)                *
Robert Katz........................      5,925,952(g)             39.6%
Harold Leppo.......................          2,200(h)                *
Michael A. Lubin...................                0                 *
Jerald S. Politzer.................        145,000(i)              1.0%
Richard P. Randall.................                0                 *
Bruce F. Roberts...................          6,200(j)                *
John S. Rodgers....................        433,787(k)             29.9%
Marvin Schiller....................         16,434(l)                *
Edward M. Yorke....................      5,926,552(m)             39.6%
All directors and executive                                       43.6%
  officers as a group (14                6,607,773(n)
  persons).........................


--------------

*    Represents less than one percent.

(a) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days following March 16, 1998.

(b) As of March 16, 1998, there were 14,964,608 shares outstanding, excluding those shares held by or for the account of Salant. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has the right to acquire within 60 days following March 16, 1998 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(c) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,300 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Falk is a principal of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Common Stock held by Apollo.

(d)  This amount represents 1,000 shares held directly by Mr. Franzel.

(e) This amount represents 2,200 issuable upon the exercise of stock options.

(f) This amount represents 4,000 shares held directly and 67,500 shares issuable upon the exercise of stock options.

(g) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,600 shares issuable upon the exercise of stock options. Stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Katz is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Common Stock held by Apollo.

(h) This amount represents 2,200 issuable upon the exercise of stock options.

(i) This amount represents 45,000 shares held directly and 100,000 shares issuable upon the exercise of stock options.

(j) This amount includes 4,000 shares held directly and 2,200 shares issuable upon the exercise of stock options.

(k) This amount includes 424,280 shares held directly by Mr. Rodgers, 1,300 shares issuable upon the exercise of stock options, 2,284 shares held through the Company's Long Term Savings and Investment Plan (the "Savings Plan") and 5,923 shares held by the Margaret S. Vickery Trust, of which Mr. Rodgers is a co-trustee. As to the shares held by the Margaret S. Vickery Trust, Mr. Rodgers shares voting and investment power with a co-trustee. He disclaims beneficial ownership with respect to the shares held by the Trust.

(l) This amount includes 11,234 shares held directly and 5,200 shares issuable upon the exercise of stock options.

(m) This amount includes 5,924,352 shares beneficially owned by Apollo and 2,200 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Yorke is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Common Stock held by Apollo.

(i) This amount includes 4,000 shares held directly and 1,900 shares issuable upon the exercise of stock options.

(j) The 6,607,773 shares held by all directors and executive officers of Salant as a group counts the 5,924,352 shares held by Apollo (discussed in notes (c), (g) and (m) above) once. Such 6,607,773 shares include (i) 6,419,789 shares held directly by, or attributable to, director and executive officers, (ii) 2,284 shares held through the Savings Plan by executive officers, and (iii) 185,700 shares issuable upon the exercise of stock options held by all directors and executive officers that are exercisable on, or may become exercisable within sixty days of, March 16, 1998.

                        CERTAIN AFFILIATE TRANSACTIONS

     Except as described below, no transactions have occurred since December 31, 1996 to which the Company was or is to be a party and in which directors, executive officers or control persons of the Company, or their associates, had or are to have a direct or indirect material interest.

     Pursuant to an agreement, dated December 1, 1995 (the "Lubin Delano Consulting Agreement"), the Company has retained Lubin Delano to render certain financial advisory and investment banking services to the Company for a monthly retainer of $8,333.33. Under the Lubin Delano Consulting Agreement, Lubin Delano may receive a bonus equal to 100% of its annual retainer if the Company's pre-tax income for the year equals 100% of the pre-tax income provided in the Company's annual business plan. Actual pre-tax income in excess of the annual business plan increases Lubin Delano's bonus by 20% of its retainer for each full five percentage point increment of increased pre-tax income for the year. The term of Lubin Delano's engagement is coterminous with the employment of Michael A. Lubin by the Company. Effective with Mr. Lubin's resignation on July 31, 1997 the Lubin Delano Consulting Agreement was terminated, and pursuant to the Lubin Agreement, a one-time lump sum payment of $368,149 was made to Lubin Delano.

                            PAYMENTS TO MANAGEMENT

     In accordance with the terms of the Letter Agreement, no payments will be made to the members of management under existing severance, employment and/or change-in-control agreements or arrangements solely by reason of the consummation of the Restructuring.

                         ADVISORS AND REPRESENTATIVES

     Pursuant to an agreement effective as of December 18, 1997, between E&Y and the Company (the "E&Y Agreement"), the Company has engaged E&Y to act as its financial advisor in connection with the Restructuring.

     Pursuant to the E&Y Agreement, the Company has agreed to pay E&Y a monthly advisory fee in the amount of $125,000, consisting of two components:
(i) $95,000 per month, and (ii) $90,000 at the end of every three month period (representing $30,000 per month for the prior three months). The Company has also agreed to pay E&Y its reasonable out-of-pocket costs. To date, the Company has paid approximately $500,000 to E&Y in respect of its services under the E&Y Agreement. The E&Y Agreement may be terminated by either party at any time. Pursuant to the E&Y Agreement, E&Y performed certain valuation services in connection with the Restructuring at the request of the Company. In connection with those services, E&Y has been paid $100,000 by the Company. Since E&Y's retention by the Company, Michael Gries has served as the individual at E&Y principally involved in this matter. On April 1, 1998, Mr. Gries withdrew as a partner at E&Y and is currently a member of the financial advisory firm of Conway, Delgenio, Gries & Co., LLC ("CDG"). Since that time, Mr. Gries has continued to advise the Company and is being compensated for such services pursuant to an agreement between E&Y and CDG.

     In connection with the rendering the E&Y Fairness Opinion, the Company separately engaged E&Y pursuant to a letter agreement, dated March __, 1998 (the "E&Y Opinion Agreement"). Pursuant to the E&Y Opinion Agreement, the Company agreed to pay E&Y: (i) a fee of $75,000 payable in cash upon execution of the E&Y Opinion Agreement; and (ii) $75,000 payable in cash on the date that E&Y informs the Company that they were prepared to deliver the E&Y Fairness Opinion. The Company also agreed to reimburse E&Y for its reasonable out-of-pocket expenses. Payment of such fees and expenses are in no way contingent or dependent upon the results of E&Y analyses or any conclusions it may reach or the consummation of the Restructuring. Additionally, the Company agreed to indemnify E&Y and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under Federal securities laws. To date, the Company has paid $150,000 to E&Y in respect of its services pursuant to the E&Y Opinion Agreement.

     Pursuant to a fee agreement (the "H & G Agreement") effective as of January 6, 1998, between the Company and Hebb & Gitlin, a Professional Corporation ("H & G"), the Company agreed to retain H & G as special legal counsel to Magten in connection with the Restructuring. Pursuant to the H & G Agreement, the Company agreed to pay H & G's fees (based on certain hourly rates) and disbursements incurred in rendering services in connection with the Restructuring. Pursuant to the H & G Agreement, the Company also paid H & G a $100,000 fee reserve. For services rendered through March 31, 1998, the Company has paid $36,762.66 to H & G in respect of its services under the H & G Agreement,

     Pursuant to a fee agreement (the "Allen Agreement") effective as of January 1, 1998, between the Company, Allen and Company ("Allen & Co."), Magten and H & G, Allen & Co. was retained as financial advisor to H&G in connection with the Restructuring until consummation of the Restructuring unless otherwise earlier terminated by any party. Pursuant to the Allen Agreement, the Company agreed to pay Allen & Co. financial advisory fees of $100,000 per month until the Allen Agreement is terminated. Pursuant to the Allen Agreement, the Company also paid Allen & Co. a $100,000 retainer fee, and has agreed to pay its reasonable out-of-pocket costs. To date, the Company has paid $[_____] to Allen & Co. in respect of its services under the Allen Agreement.

     Under the Allen Agreement, the Company agreed to indemnify Allen & Co. and its affiliates from and against all claims, liabilities, losses, damages, and expenses relating to its services to H&G as set forth in the Allen Agreement, except, among other things, for any claims, liabilities, losses, damages or expenses that result from Allen & Co.'s willful misconduct or gross negligence or lack of good faith.

     If the Company proceeds with the Prepackaged Restructuring, the Company intends to assume the H & G Agreement and the Allen Agreement pursuant to the Prepackaged Plan.

     [ ] has been appointed as Information Agent in connection with the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan. Any questions regarding how to tender in the Exchange Offer or how to vote on the Prepackaged Plan and any requests for additional copies of this Exchange Restructuring Prospectus, Letters of Transmittal, Ballots or Master Ballots should be directed to the Information Agent at its address and telephone number set forth on the back cover of this Exchange Restructuring Prospectus. [ ] has been appointed as Depositary with respect to the Stockholders for the Exchange Offer and as Voting Agent for the solicitation of acceptances of the Prepackaged Plan with respect to the Stockholders. Questions and requests for assistance may be directed to the Depositary at one of its addresses and telephone numbers set forth on the back cover of this Exchange Restructuring Prospectus.

                         ESTIMATED FEES AND EXPENSES

     The Company estimates that fees and expenses incurred in connection with the Restructuring will be approximately $[ ], including financial advisory fees, commitment fees, legal fees, printing fees, accounting fees, Depositary fees, Information Agent fees, out-of-pocket expenses, retention payments and other fees and expenses. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Exchange Restructuring Prospectus and related documents to the beneficial owners of the Senior Notes and Old Common Stock and in handling or forwarding tenders of their customers.

     Below is a breakdown of the estimated fees and expenses related to the Restructuring (in thousands):

          Bank Fees and Expenses.....................
          Financial Advisory Services................
          Legal Services.............................
          Accounting Services........................
          Other Fees and Expenses....................
                                                          ---------
             Total...................................
                                                          =========

   --------

     As of ____ __, 1998, approximately $[ ] million of such fees and expenses had been accrued by the Company. The Company intends to pay the fees and expenses with cash from operations, cash on hand and additional borrowings as necessary.

                                LEGAL MATTERS

     Certain legal matters in connection with the New Common Stock (including the Warrant Shares) and the Warrants offered hereby will be passed upon by Fried, Frank, Harris, Shriver & Jacobson, special counsel to the Company.

                                   EXPERTS

     The Company's consolidated financial statements as of January 3, 1998, December 28, 1996 and December 30, 1995 and for the years ended January 3,
1998, December 28, 1996 and December 30, 1995 included in this Exchange Restructuring Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference in the Registration Statement, and have been so included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                    PART B







              THE PREPACKAGED RESTRUCTURING DISCLOSURE STATEMENT



                                  IMPORTANT:
              A BANKRUPTCY CASE HAS NOT BEEN COMMENCED AS OF THE
                  DATE OF THE DISTRIBUTION OF THIS DOCUMENT

                     DISCLOSURE STATEMENT WITH RESPECT TO
                      PREPACKAGED PLAN OF REORGANIZATION
                  DATED _______, 1998 OF SALANT CORPORATION





















              DATE: _________, 1998





                                  IMPORTANT

              A BANKRUPTCY CASE HAS NOT BEEN COMMENCED AS OF THE
                  DATE OF THE DISTRIBUTION OF THIS DOCUMENT



THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT. IF SALANT CORPORATION FILES A PETITION FOR RELIEF UNDER CHAPTER 11 OF THE BANKRUPTCY CODE AND SEEKS CONFIRMATION OF ITS PREPACKAGED PLAN OF
REORGANIZATION, THIS DISCLOSURE STATEMENT WILL BE SUBMITTED TO THE BANKRUPTCY COURT.



                      DISCLOSURE STATEMENT, DATED _________, 1998

               SOLICITATION OF ACCEPTANCES WITH RESPECT TO THE
                    PREPACKAGED PLAN OF REORGANIZATION OF



                              SALANT CORPORATION

             FROM THE HOLDERS OF SALANT CORPORATION'S OUTSTANDING



              10-1/2% SENIOR SECURED NOTES DUE DECEMBER 31, 1998
                                     AND
                                 COMMON STOCK




--------------------------------------------------------------------------------
                   THE VOTING DEADLINE TO ACCEPT OR REJECT
   THE PREPACKAGED PLAN OF REORGANIZATION IS 5:00 P.M., NEW YORK CITY TIME,
                         ON _________, 1998, UNLESS EXTENDED.
--------------------------------------------------------------------------------



     SALANT CORPORATION ("SALANT" OR THE "COMPANY") HAS NOT COMMENCED A CASE UNDER THE BANKRUPTCY CODE AT THIS TIME, BUT IS SOLICITING ACCEPTANCES OF THE ATTACHED PLAN OF REORGANIZATION (THE "PREPACKAGED PLAN") FROM THE FOLLOWING HOLDERS OF IMPAIRED CLAIMS AGAINST AND IMPAIRED INTERESTS IN SALANT: HOLDERS OF 10-1/2% SENIOR SECURED NOTES ("NOTEHOLDERS") AND HOLDERS OF COMMON STOCK OF THE COMPANY ("STOCKHOLDERS"). SIMULTANEOUSLY WITH THE SOLICITATION OF ACCEPTANCES OF THE PREPACKAGED PLAN FROM SALANT'S IMPAIRED CREDITORS AND INTEREST HOLDERS, SALANT IN CONNECTION WITH AN OUT-OF-COURT RESTRUCTURING (THE "EXCHANGE RESTRUCTURING") IS (i) SOLICITING TENDERS FROM THE NOTEHOLDERS IN THE EXCHANGE OFFER AND (ii) SOLICITING PROXIES FROM STOCKHOLDERS TO APPROVE, AMONG OTHER THINGS, EACH OF THE RESTRUCTURING PROPOSALS (AS DEFINED HEREIN).

     If less than 100% of the Noteholders tender their 10-1/2% Senior Secured Notes (the "Senior Notes") pursuant to the Exchange Restructuring (as defined herein) and/or if the Stockholders do not approve each of the Restructuring Proposals, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court, then the Company intends to pursue the financial restructuring (the "Prepackaged Restructuring") by means of the filing of the Prepackaged Plan. Salant's ability to seek confirmation of the Prepackaged Plan depends upon certain minimum levels of acceptance thereof, as further set forth in this Disclosure Statement. In the event that the requisite percentage and number of Noteholders have executed acceptances of the Prepackaged Plan, but the Minimum Tender Condition (as defined herein) has not been satisfied or any of the Restructuring Proposals has not been approved or Salant determines in its sole discretion that it is unlikely to be satisfied at or prior to the Expiration Date (as defined herein), Salant may elect to terminate the Exchange Offer at or prior to its scheduled expiration and proceed directly to the Prepackaged Plan.

     IN THE ABSENCE OF EITHER THE EXCHANGE RESTRUCTURING OR THE PREPACKAGED RESTRUCTURING (IN EITHER CASE, THE "RESTRUCTURING"), SALANT DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY ITS OBLIGATIONS UNDER THE SENIOR NOTES WITHOUT A REFINANCING OF ITS INDEBTEDNESS UNDER THE CREDIT AGREEMENT (AS DEFINED HEREIN) AND/OR THE SENIOR NOTES OR AN ADDITIONAL CAPITAL INFUSION, AND IT IS UNLIKELY THAT SALANT WILL BE ABLE TO OBTAIN SUCH REFINANCING OR ADDITIONAL CAPITAL INFUSION. IF SALANT DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, SALANT WILL CONSIDER ALL OTHER AVAILABLE FINANCIAL ALTERNATIVES, INCLUDING THE SALE OF ALL OR A PART OF ITS BUSINESSES, THE IMPLEMENTATION OF AN ALTERNATIVE RESTRUCTURING ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITHOUT A PRE-BANKRUPTCY ACCEPTED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE WOULD BE ON TERMS AS FAVORABLE TO NOTEHOLDERS AND STOCKHOLDERS AS THE RESTRUCTURING.

     THE SUBSIDIARIES OF SALANT ARE NOT PARTIES TO THE PREPACKAGED PLAN, AND WILL NOT BECOME DEBTORS IN CONNECTION WITH THE PREPACKAGED RESTRUCTURING. THEREFORE, THE SUBSIDIARIES OF SALANT WILL CONTINUE TO OPERATE IN THE ORDINARY COURSE OF BUSINESS DURING SALANT'S CHAPTER 11 CASE. AS SUCH, THE PREPACKAGED PLAN DOES NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE SUBSIDIARIES' OBLIGATIONS TO SUPPLIERS, EMPLOYEES, AND OTHER CREDITORS. IN ADDITION, THE PREPACKAGED PLAN PROVIDES FOR ALL PREPETITION UNSECURED CREDITORS OF SALANT, INCLUDING, WITHOUT LIMITATION, TRADE CREDITORS, TO BE PAID IN FULL IN ACCORDANCE WITH THEIR TERMS, AND SUCH CREDITORS WILL NOT, THEREFORE, BE IMPAIRED BY, AND WILL BE DEEMED TO ACCEPT, THE PREPACKAGED PLAN, AND THEIR VOTE ON THE PREPACKAGED PLAN WILL NOT BE SOUGHT.

     THIS DISCLOSURE STATEMENT, WHICH HAS NOT BEEN REVIEWED OR APPROVED BY THE BANKRUPTCY COURT, SOLICITS YOUR ACCEPTANCE OF THE ATTACHED PREPACKAGED PLAN AND CONTAINS INFORMATION RELEVANT TO YOUR DECISION. PLEASE READ THIS DISCLOSURE STATEMENT, THE PREPACKAGED PLAN AND THE OTHER MATERIALS COMPLETELY AND CAREFULLY. SALANT BELIEVES THAT ACCEPTANCE OF THE PREPACKAGED PLAN IS IN THE BEST INTERESTS OF ITS CREDITORS AND EQUITY HOLDERS. THE PREPACKAGED PLAN IS ATTACHED AS APPENDIX I TO THIS DISCLOSURE STATEMENT. ALTHOUGH THIS DISCLOSURE STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THE PROXY STATEMENT/PROSPECTUS (AS DEFINED HEREIN), NEITHER THE PREPACKAGED PLAN NOR THE SECURITIES TO BE ISSUED THEREUNDER HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE PREPACKAGED PLAN OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ONLY CLASSES OF CLAIMS AND INTERESTS IMPAIRED (AS DEFINED IN THE BANKRUPTCY CODE) UNDER THE PREPACKAGED PLAN AND ENTITLED TO VOTE ON THE PREPACKAGED PLAN, ARE CLASS 3 SENIOR NOTE CLAIMS AND CLASS 6 OLD COMMON STOCK INTERESTS. CLASS 1 PRIORITY CLAIMS, CLASS 2 CIT CLAIMS, CLASS 4 MISCELLANEOUS SECURED CLAIMS AND CLASS 5 GENERAL UNSECURED CLAIMS ARE UNIMPAIRED, AND HOLDERS OF CLAIMS IN SUCH CLASSES ARE CONCLUSIVELY PRESUMED TO HAVE ACCEPTED THE PREPACKAGED PLAN PURSUANT TO SECTION 1126(f) OF THE BANKRUPTCY CODE. CLASS 7 OTHER INTERESTS IS IMPAIRED AND WILL NOT RECEIVE OR RETAIN ANY PROPERTY UNDER THE PREPACKAGED PLAN AND HOLDERS OF INTERESTS IN CLASS 7 ARE DEEMED NOT TO HAVE ACCEPTED THE PREPACKAGED PLAN PURSUANT TO SECTION 1126(g) OF THE BANKRUPTCY CODE.

     HOLDERS OF IMPAIRED CLASS 3 SENIOR NOTE CLAIMS AND CLASS 6 OLD COMMON STOCK INTERESTS ARE ENCOURAGED TO READ AND CAREFULLY CONSIDER THE MATTERS DESCRIBED IN THIS DISCLOSURE STATEMENT, INCLUDING THOSE UNDER "RISK FACTORS," PRIOR TO SUBMITTING BALLOTS OR MASTER BALLOTS PURSUANT TO THE SOLICITATION.

     CLASS 3 (SENIOR NOTE CLAIMS) WILL BE DEEMED TO HAVE ACCEPTED THE PREPACKAGED PLAN IF THE HOLDERS OF SENIOR NOTE CLAIMS (OTHER THAN ANY HOLDER DESIGNATED UNDER SUBSECTION 1126(e) OF THE BANKRUPTCY CODE) WHO CAST VOTES IN FAVOR OF THE PREPACKAGED PLAN HOLD AT LEAST TWO-THIRDS IN DOLLAR AMOUNT AND MORE THAN ONE-HALF IN NUMBER OF THE ALLOWED CLAIMS ACTUALLY VOTING IN SUCH CLASS. CLASS 6 (OLD COMMON STOCK INTERESTS) WILL BE DEEMED TO HAVE ACCEPTED THE PREPACKAGED PLAN IF THE HOLDERS OF OLD COMMON STOCK INTERESTS (OTHER THAN ANY HOLDER DESIGNATED UNDER SUBSECTION 1126(e) OF THE BANKRUPTCY CODE) WHO CAST VOTES IN FAVOR OF THE PREPACKAGED PLAN HOLD AT LEAST TWO-THIRDS IN AMOUNT OF ALLOWED INTERESTS ACTUALLY VOTING IN SUCH CLASS.

     Salant will request that the Bankruptcy Court confirm the Prepackaged Plan under Bankruptcy Code section 1129(b). Section 1129(b) permits confirmation of the Prepackaged Plan despite rejection by one or more classes if the Bankruptcy Court finds that the Prepackaged Plan" does not discriminate unfairly" and is "fair and equitable" as to the class or classes that do not accept the Prepackaged Plan. Because Class 7 is deemed not to have accepted the Prepackaged Plan, Salant will request that the Bankruptcy Court find that the Prepackaged Plan is fair and equitable and does not discriminate unfairly as to Class 7 (and any other class that fails to accept the Prepackaged Plan). For a more detailed description of the requirements for acceptance of the Prepackaged Plan and of the criteria for confirmation notwithstanding rejection by certain classes, see Section XXIII.D. herein, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST -- NONCONSENSUAL CONFIRMATION."

     IF THE CHAPTER 11 CASE IS COMMENCED, THE REQUISITE ACCEPTANCES OF THE PREPACKAGED PLAN ARE RECEIVED, THE PREPACKAGED PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND THE EFFECTIVE DATE OCCURS, ALL HOLDERS OF ALLOWED SENIOR NOTE CLAIMS (AS DEFINED IN THE PREPACKAGED PLAN) AND HOLDERS OF ALLOWED OLD COMMON STOCK INTERESTS (AS DEFINED IN THE PREPACKAGED PLAN) (INCLUDING THOSE WHO DO NOT SUBMIT BALLOTS OR MASTER BALLOTS TO ACCEPT OR TO REJECT THE PREPACKAGED PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY) WILL BE BOUND BY THE PREPACKAGED PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY.

     THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF AND NEITHER THE DELIVERY OF THIS DISCLOSURE STATEMENT NOR ANY DISTRIBUTION OF PROPERTY HEREUNDER PURSUANT TO THE PREPACKAGED PLAN WILL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF SALANT SINCE THE DATE HEREOF.

     EACH CREDITOR AND EQUITY SECURITY HOLDER OF SALANT SHOULD CONSULT WITH SUCH CREDITOR'S OR EQUITY SECURITY HOLDER'S LEGAL, BUSINESS, FINANCIAL AND TAX ADVISORS AS TO ANY SUCH MATTERS CONCERNING THE SOLICITATION, THE PREPACKAGED PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY.


                                   GLOSSARY

     As used in this Disclosure Statement, the following are the meanings for the terms set forth below:

"Administrative Expense" ..........means (a) any cost or expense of administration of the Chapter 11 Case
                                   (including, without limitation,
                                   professional fees and expenses) allowed
                                   under Section 503(b) of the Bankruptcy
                                   Code and (b) any fees or charges assessed against Salant's estate under title 28, United States Code, Section 1930.

"Affiliate" .......................means "affiliate" as defined in Section 101 of the Bankruptcy Code.

"Allowed" .........................means with respect to Claims and
                                   Interests, (a) any Claim against, or
                                   Interest in, the Company, proof of which is timely filed or by order of the Bankruptcy Court is not or will not be required to be filed, (b) any Claim or Interest that has been or is hereafter listed in the Schedules as liquidated in amount and not disputed or contingent or
                                   (c) any Claim allowed pursuant to the
                                   Prepackaged Plan and, in each such case in
                                   (a) and (b) above, as to which either (i) no objection to the allowance thereof has been interposed within the applicable period of time fixed by the Prepackaged Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court or (ii) such an objection is so interposed and the Claim or Interest shall have been allowed by a Final Order (but only to the extent so allowed).

"Apollo" ..........................means Apollo Apparel Partners, L.P., a
                                   Delaware limited partnership, in its
                                   capacity as the beneficial owner of
                                   5,924,352 shares of Old Common Stock.

"Awards Committee" ................means the committee of the Board of the
                                   Company from and after the Effective Date which will grant Awards (as defined in the Stock Award and Incentive Plan) pursuant to the Stock Award and Incentive Plan

"Ballots" .........................means the forms to be distributed to vote on the Prepackaged Plan, included
                                   herewith.

"Bankruptcy Code" .................means title 11 of the United States Code, as amended from time to time.

"Bankruptcy Court" ................means the United States Bankruptcy Court for the Southern District of New York, or any other court having jurisdiction over the Chapter 11 Case.

"Bankruptcy Rules" ................means the Federal Rules of Bankruptcy
                                   Procedure, as amended, promulgated under
                                   Section 2075 of title 28 of the United
                                   States Code and the Local Rules of the
                                   Bankruptcy Court, as applicable from time to time during the Chapter 11 Case.

"Board" ...........................means the Board of Directors of the
                                   Company or Reorganized Salant, as
                                   applicable.

"By-Laws"                          means the By-Laws, as amended, of the
                                   Company.

"Canceled Security" ...............means a security, note or other instrument evidencing a Claim or Interest outstanding immediately prior to the Effective Date, which security, note or other instrument represents a Claim or Interest that is Impaired under the Prepackaged Plan.

"Cash" ............................means currency, a certified check, a cashier's check or a wire transfer of good funds from any source, or a check drawn on a domestic bank from the Company, Reorganized Salant or other Entity making any distribution under the Prepackaged Plan.

"Cause of Action" .................means any and all actions, causes of action, suits, accounts, controversies,
                                   agreements, promises, rights to legal
                                   remedies, rights to equitable remedies,
                                   rights to payment, and claims, whether
                                   known or unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured and whether asserted or assertable directly or derivatively, in law, equity or otherwise.

"Certificate of Incorporation" ....means the Amended and Restated Certificate of Incorporation of the Company in effect on the date hereof.

"Chapter 11 Case" .................means the case under Chapter 11 of the
                                   Bankruptcy Code concerning the Company to be commenced on the Filing Date.

"Charter Amendment" ...............means the proposed Certificate of
                                   Amendment to the Company's Amended and
                                   Restated Certificate of Incorporation, as more fully described herein.

"CIT" .............................means The CIT Group/Commercial Services,
                                   Inc., a New York corporation, the lender under the Credit Agreement.

"CIT Claim" .......................means any and all Claims in respect of all or any portion of the aggregate
                                   outstanding and unpaid amount of principal and interest due and owing under, and subject to the terms and provisions of, the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement), including, without limitation, any and all interest, costs, attorney's fees and other expenses owed by Salant or for which Salant may be liable in connection therewith.

"Claim" ...........................means any right to (a) payment from the
                                   Company, whether or not such right is
                                   reduced to judgment, liquidated,
                                   unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (b) an equitable remedy for breach of performance if such breach gives rise to a right to payment from the Company, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

"Class" ...........................means a class of Claims or Interests designated pursuant to the Prepackaged
                                   Plan.

"Commission" ......................means the Securities and Exchange
                                   Commission.

"Company" .........................means, unless the context otherwise requires, Salant Corporation, a Delaware corporation, and its wholly owned subsidiaries.

"Confirmation Date" ...............means the date on which the Confirmation
                                   Order shall be entered on the docket
                                   maintained by the Clerk of the Bankruptcy
                                   Court with respect to the Chapter 11 Case.

"Confirmation Hearing" ............means the hearing before the Bankruptcy
                                   Court regarding the confirmation of the
                                   Prepackaged Plan pursuant to Section 1129 of the Bankruptcy Code.

"Confirmation Order" ..............means the order of the Bankruptcy Court confirming the Prepackaged Plan.

"Credit Agreement" ................means the Revolving Credit, Factoring and
                                   Security Agreement, dated as of September
                                   20, 1993, as amended, modified or
                                   supplemented from time to time, between
                                   the Company and CIT.

"Creditors' Committee" ............Any official committee of unsecured creditors appointed in the Chapter 11 Case pursuant to Section 1102(a) of the Bankruptcy Code, as the same may be constituted from time to time.

"Deloitte & Touche" ...............means Deloitte & Touche LLP, accountants to the Company.

"Disclosure Statement" ............means this Prepackaged Restructuring
                                   Disclosure Statement, including the
                                   appendices attached thereto.

"Disputed" ........................means with respect to Claims, any Claim that is not Allowed.

"Distribution Record Date" ........means the date or dates fixed by the
                                   Bankruptcy Court for determining the
                                   Noteholders and Stockholders,
                                   respectively, who are entitled to receive distributions under the Prepackaged Plan, or if the Bankruptcy Court does not fix such date or dates, the Record Date.

"Effective Date" ..................means the date which is 11 days after the
                                   Confirmation Date, or, if such date is not a Business Day, the next succeeding Business Day, or such earlier date after the Confirmation Date as agreed to in writing between the Company and Magten so long as no stay of the Confirmation Order is in effect on such date; provided, however, that if, on or prior to such date, all conditions to the Effective Date set forth in Article Thirteen of the Prepackaged Plan have not been satisfied, or waived, then the Effective Date shall be the first Business Day following the day on which all such conditions to the Effective Date have been satisfied or waived.

"Election of the New Board" .......means the election of new directors to the
                                   Board as of the Exchange Restructuring
                                   Date.

"Entity" ..........................means any individual, corporation, limited or general partnership, limited liability company, joint venture, association, joint stock company, estate, entity, trust, trustee, United States trustee, unincorporated organization, government, governmental unit (as defined in the Bankruptcy Code), agency or political subdivision thereof.

"Exchange Act" ....................means the Securities Exchange Act of 1934, as amended.

"Exchange Offer" ..................means the Company's offer to exchange shares of New Common Stock for the Senior
                                   Notes pursuant to the terms of the
                                   Exchange Restructuring.

"Exchange Restructuring" ..........means the proposed out-of-court financial restructuring of the Company, as more
                                   fully set forth in the Exchange
                                   Restructuring Prospectus.

"Exchange Restructuring Date" .....means the date of consummation of the
                                   Exchange Restructuring.

"Exchange Restructuring
 Prospectus" ......................means the Prospectus to be delivered to the Noteholders in connection with the
                                   Exchange Offer and the Prepackaged Plan, included in the Proxy Statement/Prospectus as Part A to Annex IV.

"Exercise Price" ..................means $6.2648 per share, subject to adjustment.

"Existing Equity Based Plans" .....means all of Salant's existing equity-based plans.

"Expiration Date" .................means, with respect to the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan, 5:00 p.m., New York City time, on ______ __, 1998, unless the Company, in its sole discretion, extends the Exchange Offer or solicitation period, in which case the term "Expiration Date" for the Exchange Offer or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended.

"E&Y" .............................means Ernst & Young LLP, financial advisor to the Company in connection with the
                                   Restructuring.

"Filing Date" .....................means the date on which the Company files its voluntary petition for relief
                                   commencing the Chapter 11 Case and files the Prepackaged Plan with the Bankruptcy Court.

"Final Decree" ....................means a final decree closing the Chapter
                                   11 Case as described in Bankruptcy Rule
                                   3022.

"Final Order" .....................means an order, ruling or judgment that:
                                   (i) is in full force and effect; (ii) is not stayed; and (iii) is no longer subject to review, reversal, modification or amendment, by appeal or writ of certiorari.

"Fiscal 1997" .....................means the fiscal year of the Company for accounting purposes which ended on January
                                   3, 1998.

"Forbearance Agreement" ...........means the Twelfth Amendment and
                                   Forbearance Agreement, dated as of March
                                   2, 1998, by and between the Company and
                                   CIT, and included as Exhibit 10.43 to the Company's Registration Statement on Form S-4, dated April 22, 1998.

"General Unsecured Claim" .........means any Claim against the Company (other than the CIT Claim, a Miscellaneous
                                   Secured Claim, a Senior Note Claim, a
                                   Priority Claim, a Priority Tax Claim, or an Administrative Expense).

"Holder" ..........................means any Entity that holds a Claim or
                                   Interest. Where the identity of the Holder of a Claim or Interest is set forth on a register or other record maintained by or at the direction of the Company, the Holder of such Claim or Interest shall be deemed to be the Holder as identified on such register or record unless the Company is otherwise notified in a writing authorized by such Holder.

"Impaired" ........................means any Class of Claims or Interests that is impaired within the meaning of
                                   Section 1124 of the Bankruptcy Code.

"Indenture" .......................means the Indenture, dated September 20,
                                   1993, as amended, between the Company and Bankers Trust Company, as Trustee, pursuant to which the Senior Notes were issued.

"Instrument" ......................means any share of stock security, promissory note or other "Instrument"
                                   within the meaning of that term, as
                                   defined in Section 9-105(1)(i) of the UCC.

"Interests" .......................means the equity interests in the Company, including, but not limited to, shares of common stock and shares of preferred stock of the company and any rights, options, warrants, calls, subscriptions or other similar rights or agreements, commitments or outstanding securities obligating the Company to issue, transfer or sell any shares of capital stock of the Company.

"Issuance" ........................means the issuance of (i) the shares of
                                   New Common Stock to the Noteholders in
                                   exchange for their Senior Notes and to the Stockholders in exchange for their Old Common Stock; (ii) the Warrants; and (iii) the shares of New Common Stock to holders of Warrants upon exercise of their Warrants, pursuant to the Exchange Restructuring.

"Letter Agreement" ................means that certain letter agreement, dated
                                   March 2, 1998, among Magten, Apollo and
                                   the Company regarding the basic terms and conditions of the Restructuring, and filed as Exhibit 10.42 to the Company's Registration Statement on Form S-4, dated April 22, 1998.

"Magten" ..........................means Magten Asset Management Corp., a New
                                   York corporation, in its capacity as the beneficial owner, or the investment manager on behalf of the beneficial owners of, not less than $70 million in aggregate principal face amount of the Senior Notes as of April 1, 1998.

"Market Rate" .....................means the rate of interest per annum
                                   (rounded upward, if necessary, to the
                                   nearest whole 1/100 of 1%) equal to the
                                   yield equivalent (as determined by the
                                   Secretary of the Treasury) of the average accepted auction price for the last auction of one-year United States Treasury bills settled at least fifteen days prior to the Effective Date.

"Master Ballots" ..................means ballots to be voted on behalf of beneficial owners of Old Common Stock with respect to the Prepackaged Plan by such beneficial owners' broker or other record holder of such shares.

"Minimum Tender Condition" ........means the condition to the Exchange Offer requiring 100% of the aggregate principal amount of the Senior Notes to be validly tendered and not withdrawn prior to the Expiration Date.

"Miscellaneous Secured Claim" .....means any Claim, other than the CIT Claim, a Senior Note Claim, or an Administrative
                                   Expense, that is a secured claim within
                                   the meaning of, and to the extent provided in, Section 506 of the Bankruptcy Code.

"NASD" ............................means the National Association of
                                   Securities Dealers, Inc.

"New Common Stock" ................means the shares of common stock of
                                   Reorganized Salant, par value $1.00 per
                                   share, to be issued by Reorganized Salant on and after the Effective Date pursuant to the Prepackaged Plan.

"New Credit Agreement" ............means the agreement in respect of a new working capital facility to be entered
                                   into by the Company and either CIT or
                                   another working capital lender on the
                                   Effective Date, and which will replace the Company's current working capital facility under the Credit Agreement.

"Noteholders" .....................means the holders of the Senior Notes.

"NYSE" ............................means the New York Stock Exchange, Inc.

"Old Common Stock" ................means the issued and outstanding common stock of the Company, par value $1.00 per share, issued and outstanding as of the Filing Date.

"Old Common Stock Interest" .......means any Interest evidenced by Old Common
                                   Stock.

"Old Plans" .......................means the Company's 1987 Stock Plan, 1988
                                   Stock Plan, 1993 Stock Plan and 1996 Stock
                                   Plan.

"Other Interest" ..................means any Interest other than an Old
                                   Common Stock Interest.

"Plan Proposal" ...................means the proposal to approve the adoption of the Stock Award and Incentive Plan.

"Prepackaged Plan" ................means the prepackaged plan of reorganization of the Company under
                                   Chapter 11 of the Bankruptcy Code
                                   contemplated by the Prepackaged
                                   Restructuring and attached hereto as
                                   Appendix I.

"Prepackaged Restructuring" .......means the proposed financial restructuring of the Company pursuant to the Prepackaged
                                   Plan, as more fully described herein.

"Priority Claim" ..................means any Claim, other than a Priority Tax
                                   Claim or an Administrative Expense, which is entitled to priority of payment under
                                   Section 507(a) of the Bankruptcy Code.

"Priority Tax Claim" ..............means any Claim which is entitled to priority of payment under Section
                                   507(a)(8) of the Bankruptcy Code.

"Proposals" .......................means collectively, in connection with the
                                   Exchange Restructuring, the (A) proposal to ratify Deloitte & Touche as independent auditors, (B) the Plan Proposal, and (C) the Restructuring Proposals.

"Proxy" ...........................means, in connection with the Exchange
                                   Restructuring, the proxy card mailed to
                                   Stockholders, together with the Proxy
                                   Statement/Prospectus which also serves as a Letter of Transmittal for the Stockholder.

"Proxy Statement/Prospectus" ......means the Proxy Statement/Prospectus of the Company mailed to Stockholders in
                                   connection with the Stockholders' Meeting.

"Record Date" .....................means _____ __, 1998.

"Registration Rights Agreement" ...means a registration rights agreement, in substantially the form annexed to the
                                   Prepackaged Plan as Exhibit B, to be
                                   entered into on the Effective Date by and among Reorganized Salant and certain holders of the New Common Stock as of the Effective Date.

"Registration Statement" ..........means the Registration Statement on Form
                                   S-4 that the Company filed with the
                                   Commission under the Securities Act, with respect to the securities offered hereby.

"Related Documents" ...............means the Prepackaged Plan, this
                                   Disclosure Statement and all documents
                                   necessary to consummate the transactions contemplated by the Prepackaged Plan.

"Reorganized Salant" ..............means Salant Corporation, from and after the effectiveness of the Prepackaged Plan on the Effective Date.

"Reorganized Salant By-Laws" ......means the by-laws of Reorganized Salant, as amended and restated pursuant to the
                                   Prepackaged Plan, to be filed with the
                                   Bankruptcy Court prior to the Confirmation
                                   Date.

"Reorganized Salant Certificate of
 Incorporation" ...................means the certificate of incorporation of
                                   Reorganized Salant, as amended and
                                   restated pursuant to the Prepackaged Plan, in substantially the form annexed to the Prepackaged Plan as Exhibit F.

"Restructuring" ...................means the financial restructuring of the
                                   Company pursuant to either the Exchange
                                   Restructuring or the Prepackaged
                                   Restructuring, as the case may be.

"Restructuring Proposals" .........means, in connection with the Exchange
                                   Restructuring, the proposals of the Board that are described herein (A) to approve the Charter Amendment, (B) to approve the Issuance, and (C) to elect new directors pursuant to the Election of the New Board.

"Reverse Split" ...................means, with respect to the Exchange
                                   Restructuring, the ten-to-one reverse
                                   stock split of the Company's common stock to be effected pursuant to the Charter Amendment.

"Rights Plan" .....................means the shareholder rights plan between the Company and Chase Manhattan Bank,
                                   N.A., as rights agent, dated December 8, 1987, as amended.

"Salant" ..........................means Salant Corporation, a Delaware corporation.

"Schedules" .......................means the schedule of assets and liabilities filed by Salant with the
                                   Bankruptcy Court in accordance with
                                   Section 521(1) of the Bankruptcy Code, and any supplements and amendments thereto.

"Securities Act" ..................means the Securities Act of 1933, as amended.

"Senior Notes" ....................means the 10-1/2% Senior Secured Notes due
                                   December 31, 1998, of the Company that
                                   were issued pursuant to the Indenture.

"Senior Note Claims" ..............means any and all Claims in respect of all or any portion of the aggregate
                                   outstanding and unpaid amount of principal and interest due and owing under, and subject to the terms and provisions of, the Senior Notes, and any other indebtedness of the Company due and owing under the Indenture or the Senior Notes (including, without limitation, any and all interest, costs, attorneys' fees and other expenses owed by the Company or for which the Company may be liable in connection therewith).

"Series A Preferred Stock" ........means the 50,000 shares of preferred stock designated as "Series A Junior
                                   Participating Preferred Stock" authorized pursuant to a resolution adopted by the Board on December 8, 1987, in connection with the Rights Plan.

"Solicitation" ....................means the solicitation of Stockholders'
                                   acceptances of the Restructuring Proposals and the Prepackaged Plan, as contemplated under the Proxy Statement/Prospectus, or the solicitation of acceptances of the Prepackaged Plan in connection with the Prepackaged Restructuring, as applicable.

"Stock Award and Incentive Plan" ..means the Company's 1998 Stock Award and
                                   Incentive Plan, a copy of which is
                                   attached to the Prepackaged Plan as
                                   Exhibit C.

"Stockholders" ....................means the holders of Old Common Stock.

"Stockholders' Meeting" ...........means the Annual Meeting of Stockholders of the Company to be held on _____ __,
                                   1998 at __:__ _.m., New York City time, at
                                   Fried, Frank, Harris, Shriver & Jacobson,
                                   One New York Plaza, New York, New York
                                   10004.

"Three-Year Business Plan" ........means the Company's Three-Year Operating
                                   Plan for 1998-2000.

"Trustee" .........................means Bankers Trust Company, as trustee under the Indenture, or its duly appointed successor, if any.

"UCC" .............................means the Uniform Commercial Code, from time to time in effect in the State of New
                                   York.

"Unimpaired" ......................means any Class of Claims or Interests that is not Impaired.

"Warrants" ........................means Warrants representing the right to purchase, in the aggregate, up to
                                   2,216,979 shares of New Common Stock, to be issued by Reorganized Salant on the Effective Date pursuant to the Warrant Agreement. Each Warrant represents the right to purchase one share of New Common Stock.

"Warrant Agreement" ...............means the Warrant Agreement pursuant to which the Warrants will be issued, in
                                   substantially the form annexed to the
                                   Prepackaged Pan as Exhibit A.

"Warrant Shares" ..................means shares of New Common Stock issued to holders of Warrants upon exercise of their Warrants.


                              TABLE OF CONTENTS



GLOSSARY..........................................................................................B-vi

I.    INTRODUCTION................................................................................B-1
        A. GENERAL................................................................................B-1
        B. THE COMPANY............................................................................B-3
        C. CONSUMMATION OF THE RESTRUCTURING......................................................B-3
             1. Exchange Restructuring............................................................B-3
             2. Prepackaged Restructuring.........................................................B-4
        D. SUMMARY OF CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS........................B-5
        E. NOTICE TO HOLDERS OF CLAIMS AND INTERESTS..............................................B-8

II.   BUSINESS AND PROPERTIES OF THE COMPANY......................................................B-9
        A. GENERAL................................................................................B-9
             1. Introduction......................................................................B-9
             2. Men's Apparel.....................................................................B-9
             3. Children's Sleepwear and Underwear................................................B-9
             4. Retail Outlet Stores..............................................................B-10
             5. Principal Product Lines...........................................................B-10
             6. Trademarks Owned by the Company and Related Licensing Income......................B-11
             7. Trademarks Licensed to the Company................................................B-11
             8. Design and Manufacturing..........................................................B-12
             9. Raw Materials.....................................................................B-12
             10. Employees........................................................................B-12
             11. Competition......................................................................B-13
             12. Environmental Regulations........................................................B-13
             13. Made in the Shade - Discontinued Operation.......................................B-13
             14. Vera Scarf Division - Discontinued Operation.....................................B-13
             15. Acquisition of JJ. Farmer........................................................B-13
             16. Bankruptcy Court Cases...........................................................B-13
             17. Recent Events....................................................................B-14
        B. PROPERTIES.............................................................................B-14
        C. LEGAL PROCEEDINGS......................................................................B-14

III.  SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION......................................B-16

IV.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND RESULTS OF OPERATIONS......B-17
        A. OVERVIEW...............................................................................B-17
        B. RESULTS OF OPERATIONS..................................................................B-17
        C. LIQUIDITY AND CAPITAL RESOURCES........................................................B-23
        D. YEAR 2000 COMPLIANCE...................................................................B-26
        E. SEASONALITY............................................................................B-26
        F. BACKLOG................................................................................B-26
        G. FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION.........................B-26
             1. Substantial Level of Indebtedness and the Ability to Restructure Debt.............B-27
             2. Competition.......................................................................B-27
             3. Apparel Industry Cycles and Other Economic Factors................................B-27
             4. Retail Environment................................................................B-27
             5. Seasonality of Business and Fashion Risk..........................................B-27
             6. Foreign Operations................................................................B-27
             7. Dependence on Contract Manufacturing..............................................B-28

V.    BACKGROUND OF THE RESTRUCTURING.............................................................B-28
        A. BACKGROUND OF THE RESTRUCTURING........................................................B-28
        B. THE LETTER AGREEMENT...................................................................B-30
        C. THE VOTING AGREEMENT...................................................................B-33
        D. THE WAIVER AND FORBEARANCE UNDER THE CREDIT AGREEMENT..................................B-33

VI.   PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING.......................................B-34
        A. PURPOSE OF THE PREPACKAGED RESTRUCTURING...............................................B-34
        B. EFFECTS OF THE PREPACKAGED RESTRUCTURING...............................................B-36
             1. Dilution of Equity Interests......................................................B-36
             2. Provisions For Employees..........................................................B-37

VII.  THE CHAPTER 11 CASE.........................................................................B-38
        A. TIMETABLE FOR THE CHAPTER 11 CASE......................................................B-38
        B. COMMITTEES.............................................................................B-38
        C. ACTIONS TO BE TAKEN UPON COMMENCEMENT OF CASE..........................................B-39
             1. Applications to Retain Professionals..............................................B-39
             2. Motion to Waive Filing of Schedules and Statement of Financial Affairs............B-39
             3. Motion To Mail Notices And To Provide Only Publication Notice Of Meeting Of
                 Creditors To Unimpaired Creditors................................................B-39
             4. Motion to Continue Using Existing Bank Accounts, Payroll Accounts and Business
                 Forms............................................................................B-39
             5. Motion for Authority to Pay Prepetition Employee Wages and Associated Benefits....B-40
             6. Motion for Authority to Maintain Workers' Compensation Insurance Policies
                 and to Pay Prepetition Workers' Compensation Claims..............................B-40
             7. Chapter 11 Financing..............................................................B-40
             8. Motion to Honor Commission and Expense Checks.....................................B-40
             9. Motion Restraining and Enjoining Utilities from Discontinuing Service.............B-40
             10. Motion to Pay Custom Duties, Broker Charges, Shipping Charges and Related
                 Possessory Liens.................................................................B-40
             11. Disclosure Statement/Confirmation Hearings.......................................B-41

VIII. OFFICERS AND DIRECTORS......................................................................B-41
        A. DIRECTORS..............................................................................B-41
        B. EXECUTIVE OFFICERS.....................................................................B-43

IX.   SUMMARY OF THE PREPACKAGED PLAN.............................................................B-43
        A. BRIEF EXPLANATION OF CHAPTER 11........................................................B-43
        B. GENERAL INFORMATION CONCERNING TREATMENT OF CLAIMS AND INTERESTS.......................B-43
        C. CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS...................................B-44
             1. Unclassified Claims...............................................................B-46
             2. Classified Claims And Interests...................................................B-47
        D. SECURITIES TO BE ISSUED AND TRANSFERRED UNDER THE PREPACKAGED PLAN.....................B-50
             1. The New Common Stock..............................................................B-50
             2. The Warrants......................................................................B-51
             3. Market And Trading Information....................................................B-52
        E. SOURCES OF CASH TO MAKE PREPACKAGED PLAN DISTRIBUTIONS.................................B-53
        F. EXECUTORY CONTRACTS AND UNEXPIRED LEASES...............................................B-53
             1. Generally.........................................................................B-53
             2. Assumption and Rejection..........................................................B-53
             3. Bar Date for Rejection Damages....................................................B-53
        G.  IMPLEMENTATION OF THIS PLAN...........................................................B-54
             1. Vesting of Property...............................................................B-54
             2. Transactions on Business Days.....................................................B-54
             3. Restated Certificate of Incorporation; Restated By-Laws...........................B-54
             4. Implementation....................................................................B-54
             5. Issuance of New Securities........................................................B-54
             6. Cancellation of Existing Securities and Agreements................................B-54
             7. Board of Directors of Reorganized Salant..........................................B-54
             8. Employee Benefit Plans............................................................B-55
             9. The Stock Award and Incentive Plan................................................B-55
             10. Survival of Indemnification Obligations..........................................B-55
             11. Listing of New Common Stock; Registration of Securities..........................B-55
             12. Retention and Enforcement of Causes of Action....................................B-56
        H.  PROVISIONS COVERING DISTRIBUTIONS.....................................................B-56
             1. Timing of Distributions Under the Prepackaged Plan................................B-56
             2. Allocation of Consideration.......................................................B-56
             3. Cash Payments.....................................................................B-56
             4. Payment of Statutory Fees.........................................................B-56
             5. No Interest.......................................................................B-56
             6. Fractional Securities.............................................................B-57
             7. Withholding of Taxes..............................................................B-57
             8. Pro Rata Distribution.............................................................B-57
             9. Distribution Record Date..........................................................B-57
             10. Persons Deemed Holders of Registered Securities..................................B-57
             11. Surrender of Existing Securities.................................................B-57
             12. Special Procedures for Lost, Stolen, Mutilated or Destroyed Instruments..........B-58
             13. Undeliverable or Unclaimed Distributions.........................................B-58
        I.  PROCEDURES FOR RESOLVING DISPUTED CLAIMS..............................................B-58
             1. Objections to Claims..............................................................B-58
             2. Procedure.........................................................................B-59
             3. Payments and Distributions With Respect to Disputed Claims........................B-59
             4. Timing of Payments and Distributions With Respect to Disputed Claims..............B-59
             5. Individual Holder Proofs of Interest..............................................B-59
        J.  DISCHARGE, INJUNCTION, RELEASES AND SETTLEMENTS OF CLAIMS.............................B-59
             1. Discharge of All Claims and Interests and Releases................................B-59
             2. Injunction........................................................................B-60
             3. Exculpation.......................................................................B-60
             4. Guaranties and Claims of Subordination............................................B-60
        K.  CONDITIONS PRECEDENT TO CONFIRMATION ORDER AND EFFECTIVE DATE.........................B-61
             1. Conditions Precedent to Entry of the Confirmation Order...........................B-61
             2. Conditions Precedent to the Effective Date........................................B-61
             3. Waiver of Conditions..............................................................B-62
             4. Effect of Failure of Conditions...................................................B-62
        L.  MISCELLANEOUS PROVISIONS..............................................................B-62
             1. Bankruptcy Court to Retain Jurisdiction...........................................B-62
             2. Binding Effect of this Plan.......................................................B-62
             3. Nonvoting Stock...................................................................B-63
             4. Authorization of Corporate Action.................................................B-63
             5. Retiree Benefits..................................................................B-63
             6. Withdrawal of the Prepackaged Plan................................................B-63
             7. Dissolution of Statutory Committees...............................................B-63
             8. Fees, Costs and Expenses of Trustee...............................................B-63
             9. Amendments and Modifications to the Prepackaged Plan..............................B-64
             10. Section 1125(e) of the Bankruptcy Code...........................................B-64

X.    DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT................................................B-64

XI.   DESCRIPTION OF NEW CREDIT AGREEMENT.........................................................B-64

XII.  DESCRIPTION OF STOCK AWARD AND INCENTIVE PLAN...............................................B-65
        A. PURPOSE OF THE STOCK AWARD AND INCENTIVE PLAN..........................................B-65
        B. ELIGIBILITY............................................................................B-65
        C. PLAN ADMINISTRATION AND SHARES SUBJECT TO THE STOCK AWARD AND INCENTIVE PLAN...........B-65
        D. AWARDS.................................................................................B-66
        E. CHANGE IN CONTROL......................................................................B-67
        F. TRANSFERABILITY........................................................................B-67
        G. CERTAIN FEDERAL INCOME TAX CONSIDERATIONS..............................................B-67
        H. TREATMENT OF OLD OPTIONS...............................................................B-68

XIV.  RISK FACTORS................................................................................B-69
        A. DISRUPTION OF OPERATIONS RELATING TO BANKRUPTCY FILING.................................B-69
        B. CERTAIN RISKS OF NON-CONFIRMATION......................................................B-69
        C. CERTAIN BANKRUPTCY CONSIDERATIONS......................................................B-70
             1. Treatment Of The Warrants.........................................................B-70
             2. Failure To File Prepackaged Plan..................................................B-70
             3. Effect On Operations..............................................................B-71
             4. Nonconsensual Confirmation........................................................B-71
        D. ADDITIONAL RISK FACTORS................................................................B-72
             1. Company Results of Operations Subject to Variable Influences; Intense
                 Competition....................................................................B-72
             2. Dilution........................................................................B-72
             3. Limitation on Use of Net Operating Losses.......................................B-72
             4. Lack of Trading Market for Warrants and New Common Stock; Volatility;
                 Potential De-Listing of the New Common Stock...................................B-73
             5. Possible Volatility of Stock Price; Effect of Prepackaged Restructuring on
                 Stock Price....................................................................B-73
             6. Concentrated Ownership of New Common Stock......................................B-73
             7. Absence of and/or Restriction on Dividends......................................B-74
             8. History of Losses; Effect of Transaction........................................B-74
             9. Cash Flow From Operations.......................................................B-74
             10. Declines in Net Sales and Gross Profits........................................B-74
             11. Retail Environment.............................................................B-75
             12. Apparel Industry Cycles and Other Economic Factors.............................B-75
             13. Seasonality and Fashion Risk...................................................B-75
             14. Dependence on Certain Customers and Licensees; Effect of Restructuring on
                 Licenses.......................................................................B-75
             15. Foreign Operations and Sourcing; Import Restrictions...........................B-76
             16. Dependence on Contract Manufacturing...........................................B-77
             17. Information Systems and Control Procedures.....................................B-77
             18. Leverage and Debt Service......................................................B-77
             19. Restrictive Covenants..........................................................B-78
             20. Need for Sustained Trade Support...............................................B-78

XV.   OWNERSHIP OF OLD COMMON STOCK.............................................................B-78

XVI.  MARKET FOR OLD COMMON STOCK AND RELATED STOCKHOLDER MATTERS...............................B-80

XVII. MARKET PRICES OF THE SENIOR NOTES.........................................................B-82

XVIII.APPLICATION OF SECURITIES ACT.............................................................B-82
        A. THE SOLICITATION.....................................................................B-82
        B. ISSUANCE AND RESALE OF NEW SECURITIES UNDER THE PREPACKAGED PLAN.....................B-82

XIX.  PRO FORMA FINANCIAL STATEMENTS............................................................B-83

XX.   DESCRIPTION OF INDEBTEDNESS OF THE COMPANY................................................B-87
        A. REVOLVING CREDIT AGREEMENT...........................................................B-87
        B. THE SENIOR NOTES.....................................................................B-89

XXI.  FINANCIAL PROJECTIONS AND ASSUMPTIONS USED................................................B-90
        A. GENERAL ASSUMPTIONS..................................................................B-90
        B. THE THREE-YEAR BUSINESS PLAN.........................................................B-92

XXII. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PREPACKAGED PLAN...........................B-96
        A. FEDERAL INCOME TAX CONSEQUENCES TO SALANT............................................B-96
             1. Cancellation Of Indebtedness Income.............................................B-96
             2. Limitation On Net Operating Loss Carryovers.....................................B-96
        B. FEDERAL INCOME TAX CONSEQUENCES TO NOTEHOLDERS.......................................B-96
             1. General.........................................................................B-96
             2. Market Discount.................................................................B-97
        C. FEDERAL INCOME TAX CONSEQUENCES TO STOCKHOLDERS......................................B-97
             1. General.........................................................................B-97
             2. Disposition.....................................................................B-97
             3. Exercise Or Lapse Of Warrants...................................................B-97
             4. Adjustment To Exercise Price....................................................B-98

XXIII.FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST..............B-98
        A. CONFIRMATION HEARING.................................................................B-98
        B. FEASIBILITY OF THE PREPACKAGED PLAN..................................................B-100
        C. BEST INTERESTS TEST..................................................................B-100
        D. NONCONSENSUAL CONFIRMATION...........................................................B-107
             1.  No Unfair Discrimination.......................................................B-108
             2.  Fair and Equitable Test........................................................B-108

XXIV. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PREPACKAGED PLAN.....................B-108
        A. CONTINUATION OF THE CHAPTER 11 CASE..................................................B-108
        B. LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11............................................B-109

XXV. VOTING AND CONFIRMATION OF THE PREPACKAGED PLAN............................................B-109
        A. VOTING PROCEDURES FOR PREPACKAGED PLAN AND REQUIREMENTS..............................B-110
        B. WHO MAY VOTE.........................................................................B-111
        C. PROCEDURES FOR HOLDERS OF OLD SECURITIES TO VOTE ON PREPACKAGED PLAN.................B-111
        D. BENEFICIAL OWNERS OF OLD SECURITIES..................................................B-112
        E. BROKERAGE FIRMS, BANKS AND OTHER NOMINEES............................................B-112
        F. SECURITIES CLEARING AGENT............................................................B-113
        G. IMPORTANCE OF PROPER AND TIMELY SUBMISSION OF COMPLETED BALLOTS......................B-113
        H. VOTING DEADLINE AND EXTENSIONS.......................................................B-113
        I. WITHDRAWAL OF VOTES ON THE PREPACKAGED PLAN..........................................B-114
        J. INFORMATION AGENT....................................................................B-114

XXVI. CONCLUSION................................................................................B-114

APPENDIX I - PREPACKAGED PLAN



                               I. INTRODUCTION

A.   GENERAL

     This Disclosure Statement is being furnished by Salant Corporation ("Salant" or the "Company"), a Delaware corporation, pursuant to sections 1125 and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b), in connection with the solicitation of acceptances, prior to the commencement of the Chapter 11 Case, of the Prepackaged Plan attached as Appendix I hereto (as it may be altered, amended, modified or supplemented as described herein) from Holders of (i) Senior Notes and (ii) Old Common Stock. Salant anticipates that by conducting the Solicitation in advance of commencing its Chapter 11 Case, the pendency of the Chapter 11 Case will be significantly shortened and its administration will be simplified and less costly.

     The purpose of the Restructuring is to help ensure the long-term viability and to contribute to the success of the Company by deleveraging the Company's capital structure. Specifically, in accordance with the Company's Three-Year Operating Prepackaged Plan for 1998-2000 (the "Three-Year Business Plan") developed by the Company, the Restructuring is designed to recapitalize the Company by converting all of the Company's long-term debt obligations under the Senior Notes (which as of March 2, 1998, was $110.379 million, consisting of $104.879 million of principal amount, and $5.5 million of accrued interest on, the Senior Notes) into New Common Stock. For a detailed description of the Senior Notes, see Section XX herein, entitled "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY." Interest charges for the Company should be substantially reduced and stockholders' equity should be substantially increased as a result of the Restructuring. Upon consummation of the Restructuring, the Company will not have any long-term debt, other than the term loan portion of its working capital facility. This significantly lower debt-to-equity ratio should help the Company to achieve the objectives as described in the Three-Year Business Plan and make the Company more attractive to investors. The Company believes that by reducing the uncertainty surrounding its ability to pay or retire the Senior Notes which are due in their entirety on December 31, 1998, the Restructuring should maximize liquidity for the Company's business operations and thereby provide a platform for future growth and enhance the Company's total enterprise value. The achievement of the future operating results set forth in the Three-Year Business Plan is predicated, in part, upon the current senior management of Salant remaining with Reorganized Salant after the Effective Date. The Company further believes that by providing the Company with a deleveraged capital structure, the company that results from the restructuring should be positioned favorably to withstand the normal market fluctuations in the highly volatile apparel industry.

     In contemplation of the Restructuring, the Company elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to a certain letter agreement, dated March 2, 1998 (the "Letter Agreement"), Magten Asset Management Corp., the beneficial owner of, or the investment manager on behalf of the beneficial owners of not less than $70 million in aggregate principal face amount of the Senior Notes (in such capacity "Magten"), has, in accordance with Section 6.5 of the Indenture, dated September 20, 1993, as amended (the "Indenture"), caused a written direction to be provided to the Trustee under the Indenture (the "Trustee"), to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. If holders of at least 25% in the aggregate principal face amount of the Senior Notes accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture, and in the event that Stockholders fail to approve the Restructuring Proposals and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan, such an acceleration of outstanding indebtedness under the Senior Notes could result in the Company becoming subject to a proceeding under Federal bankruptcy laws without having solicited acceptances for the Prepackaged Plan prior to the commencement of such proceeding. In addition, the Company's working capital lender, The CIT Group/Commercial Services, Inc., agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Revolving Credit, Factoring and Security Agreement, dated as of September 20, 1993, as amended (the "Credit Agreement"), arising by virtue of the Company's failure to pay such interest on the Senior Notes. For a detailed description of the Credit Agreement, see Section XX herein, entitled "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY." Failure to consummate the Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     ABSENT THE RESTRUCTURING, SALANT DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY ITS OBLIGATIONS UNDER THE SENIOR NOTES WITHOUT A REFINANCING OF ITS INDEBTEDNESS UNDER THE CREDIT AGREEMENT AND/OR THE SENIOR NOTES OR AN ADDITIONAL CAPITAL INFUSION, AND IT IS UNLIKELY THAT SALANT WILL BE ABLE TO OBTAIN SUCH REFINANCING OR ADDITIONAL CAPITAL INFUSION. IF SALANT DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, SALANT WILL CONSIDER ALL OTHER AVAILABLE FINANCIAL OPTIONS, INCLUDING THE SALE OF ALL OR A PART OF ITS BUSINESSES, THE IMPLEMENTATION OF AN ALTERNATIVE RESTRUCTURING ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITHOUT A PRE-BANKRUPTCY ACCEPTED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE WOULD BE ON TERMS AS FAVORABLE TO NOTEHOLDERS AND STOCKHOLDERS AS THE RESTRUCTURING.

     The Prepackaged Plan provides for, among other things: (i) the issuance and distribution of New Common Stock to Noteholders; and (ii) the issuance and distribution of New Common Stock and Warrants to Stockholders. In consideration of such distributions, the Senior Notes held by the Noteholders and the Old Common Stock held by the Stockholders will be canceled.

     THE SUBSIDIARIES OF SALANT ARE NOT PARTIES TO THE PREPACKAGED PLAN, AND WILL NOT BECOME DEBTORS IN CONNECTION WITH THE PREPACKAGED RESTRUCTURING. THEREFORE, THE SUBSIDIARIES OF SALANT WILL CONTINUE TO OPERATE IN THE ORDINARY COURSE OF BUSINESS. AS SUCH, THE PREPACKAGED PLAN DOES NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE SUBSIDIARIES' OBLIGATIONS TO SUPPLIERS, EMPLOYEES, AND OTHER CREDITORS. IN ADDITION, THE PREPACKAGED PLAN PROVIDES FOR ALL PREPETITION UNSECURED CREDITORS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, TRADE CREDITORS, TO BE PAID IN FULL IN ACCORDANCE WITH THEIR TERMS, AND SUCH CREDITORS WILL NOT, THEREFORE, BE IMPAIRED BY, AND WILL BE DEEMED TO ACCEPT, THE PREPACKAGED PLAN, AND THEIR VOTE ON THE PREPACKAGED PLAN WILL NOT BE SOUGHT.

     Noteholders and Stockholders should read this Disclosure Statement, together with the Prepackaged Plan, the form of Ballot and/or Master Ballot, as applicable, and the applicable Voting Instructions (collectively, the "Solicitation Materials"), in their entirety before voting on the Prepackaged Plan.

     Pursuant to the provisions of the Bankruptcy Code, only Impaired Classes of Claims and Interests are entitled to vote to accept or reject the Prepackaged Plan. The only Class of Claims impaired under the Prepackaged Plan consists of the Holders of Class 3 Senior Note Claims. The only Classes of Interests impaired under the Prepackaged Plan consists of the Holders of Class 6 Old Common Stock Interests and Class 7 Other Interests. See Section IX herein, entitled "SUMMARY OF THE PREPACKAGED PLAN" for a description of these Classes. Salant is seeking acceptance of the Prepackaged Plan from Holders of Class 3 Senior Note Claims and Holders of Class 6 Old Common Stock Interests. CLASS 1 PRIORITY CLAIMS, CLASS 2 CIT CLAIMS, CLASS 4 MISCELLANEOUS SECURED CLAIMS, AND CLASS 5 GENERAL UNSECURED CLAIMS ARE UNIMPAIRED, AND HOLDERS OF CLAIMS IN SUCH CLASSES ARE CONCLUSIVELY PRESUMED TO HAVE ACCEPTED THE PREPACKAGED PLAN PURSUANT TO SECTION 1126(f) OF THE BANKRUPTCY CODE. CLASS 7 OTHER INTERESTS ARE IMPAIRED AND DO NOT RECEIVE OR RETAIN ANY PROPERTY UNDER THE PREPACKAGED PLAN AND HOLDERS OF INTERESTS IN CLASS 7 ARE DEEMED NOT TO HAVE ACCEPTED THE PREPACKAGED PLAN PURSUANT TO SECTION 1126(g) OF THE BANKRUPTCY CODE.

     UNLESS OTHERWISE DIRECTED BY THE BANKRUPTCY COURT, ONLY VOTES CAST BY OR AT THE DIRECTION OF BENEFICIAL INTEREST HOLDERS OF SENIOR NOTES AND OLD COMMON STOCK IN ACCORDANCE WITH THE VOTING INSTRUCTIONS WILL BE COUNTED FOR PURPOSES OF VOTING ON THE PREPACKAGED PLAN. SEE SECTION XXV HEREIN, ENTITLED "VOTING AND CONFIRMATION OF THE PREPACKAGED PLAN."

     The Solicitation will expire at 5:00 p.m., New York City time on ________, 1998 (the "Voting Deadline"), unless the Voting Deadline is extended or waived by Salant. After carefully reviewing this Disclosure Statement, the Prepackaged Plan and the other applicable Solicitation Materials, each Holder of a Senior Note Claim and each Holder of an Old Common Stock Interest should vote to accept or reject the Prepackaged Plan in accordance with the Voting Instructions, and return the appropriate Ballot(s) or Master Ballot(s) in accordance with the instructions set forth therein so they are received prior to the Expiration Date. For further information, see
Section XXV herein, entitled "VOTING AND CONFIRMATION OF THE PREPACKAGED
PLAN."

B.   THE COMPANY

     Salant, which was incorporated in Delaware in 1987, is the successor to a business founded in 1893 and incorporated in New York in 1919. Salant is a leading designer, manufacturer, importer and marketer of a broad line of men's apparel, neckwear and belts and children's sleepwear and underwear. Salant's corporate headquarters are located at 1114 Avenue of the Americas, New York, New York 10036 and its telephone number is (212) 221-7500. Salant's apparel products are sold under internationally recognized owned and licensed brand names, including Perry Ellis, Manhattan, John Henry and Joe Boxer trademarks, as well as under retailers' private labels. Salant's collection of Perry Ellis menswear, which includes collection sportswear, casual and dress shirts, slacks, jeans, neckwear and belts, is Salant's largest product offering. In fiscal 1997, products sold under the Perry Ellis, Perry Ellis Portfolio and Perry Ellis America brand names represented 44% of the Company's total fiscal 1997 net sales.

     Salant's merchandise is sold throughout the United States to leading retailers, including Federated Department Stores, Inc. ("Federated"), May Company, Dillards Department Stores, Dayton Hudson, Sears, Roebuck & Co. ("Sears"), Wal-Mart and K-Mart. Salant believes its relationships with a wide variety of leading retailers, design expertise, low-cost manufacturing and sourcing relationships allow it to participate in numerous areas of the men's apparel industry.

C.   CONSUMMATION OF THE RESTRUCTURING

     Salant is simultaneously proposing alternative means of accomplishing its financial restructuring. The proposed financial restructuring of Salant pursuant to the Prepackaged Plan is referred to as the "Prepackaged Restructuring." The proposed financial restructuring of Salant in connection with the Exchange Offer and the Proxy solicitation is referred to as the "Exchange Restructuring." The term "Restructuring" as used herein means the financial restructuring of Salant pursuant to either the Exchange Restructuring or the Prepackaged Restructuring.

       1.   Exchange Restructuring
            ----------------------

     The Exchange Restructuring is designed to accomplish the Restructuring without the commencement of a bankruptcy case. Before the Exchange Restructuring can be consummated (but subject to Salant's right to amend and/or waive conditions to the Exchange Offer), (i) Noteholders must tender (and not subsequently withdraw) by the Expiration Date for the Exchange Offer one hundred percent (100%) of the aggregate principal amount of the Senior Notes pursuant to Salant's offer to all such Noteholders (the "Minimum Tender Condition") to effect the exchange described below, and (ii) the Stockholders must approve each of the Restructuring Proposals at the Stockholders' Meeting. Pursuant to the Letter Agreement, the prior written consent of Magten is required for the Company to waive the Minimum Tender Condition. The Exchange Restructuring would implement a financial restructuring of Salant whereby (i) the Noteholders immediately prior to the Exchange Restructuring would exchange their Senior Notes for, in the aggregate, 18,456,350 shares of New Common Stock, constituting 92.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Company's 1987 Stock Plan, 1988 Stock Plan, 1993 Stock Plan and 1996 Stock Plan (the "Old Plans"), and (ii) Stockholders immediately prior to the Exchange Restructuring would receive, in the aggregate, 1,496,461 shares of New Common Stock, constituting 7.5% of the New Common Stock issued and outstanding immediately following consummation of the Exchange Restructuring (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, plus an aggregate of 2,216,979 Warrants, representing the right to purchase, in the aggregate, 2,216,979 additional shares of New Common Stock, constituting 10% of the New Common Stock issued and outstanding immediately after giving effect to the Exchange Restructuring (on a fully diluted basis), subject to adjustment.

     In connection with the Exchange Restructuring, Salant is soliciting proxies from the Stockholders and is holding a Stockholders' Meeting to consider and vote upon, among other things, the Issuance, the Charter Amendment, the Stock Award and Incentive Plan and the Election of the New Board. If the Stockholders approve the adoption of the Stock Award and Incentive Plan, the Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented or any of the Restructuring Proposals are approved. For additional information concerning the terms of the Exchange Restructuring, recipients of this Disclosure Statement are referred to Part A of the Exchange Restructuring Prospectus. However, the approval of the Stock Award and Incentive Plan is not a condition to the consummation of the Restructuring.

       2.   Prepackaged Restructuring
            -------------------------

     The Prepackaged Restructuring would be accomplished by obtaining an order of a bankruptcy court confirming the Prepackaged Plan as to which acceptances in sufficient number and amount have been solicited and received prior to filing the Chapter 11 Case. The Prepackaged Restructuring generally would give effect to the same transactions contemplated in the Exchange Restructuring, including (i) the exchange of Senior Notes for New Common Stock, and (ii) the distribution of New Common Stock and Warrants to Stockholders, each on similar terms as provided in the Exchange Restructuring. See Section VI herein, entitled "PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING" and Section IX herein, entitled "SUMMARY OF THE PREPACKAGED PLAN."

     If the Prepackaged Plan is confirmed and the Effective Date occurs, (i) all Senior Notes will be canceled and deemed satisfied in full by the issuance of New Common Stock to Noteholders, and (ii) all Old Common Stock will be canceled and Stockholders will receive New Common Stock and the Warrants.

     Generally, for the Prepackaged Plan to be accepted by the two voting classes, acceptances must be received from (i) the Holders of Class 3 Senior Note Claims constituting at least two-thirds in dollar amount and more than one-half in number of the Allowed Class 3 Senior Note Claims, in each case, counting only Holders that vote, and (ii) the Holders of at least two-thirds in amount of the Allowed Old Common Stock Interests in Class 6, counting only Holders of such Interests that vote. See Section IX herein, entitled "SUMMARY OF THE PREPACKAGED PLAN." For a discussion of the procedures for voting on the Prepackaged Plan, see Section XXV herein, entitled "VOTING AND CONFIRMATION OF THE PREPACKAGED PLAN."

     Holders are not required to tender their Senior Notes and Old Common Stock to vote on the Prepackaged Plan. It is important, however, that all Holders of Senior Notes (whether or not they tender their Senior Notes in the Exchange Offer) and all Holders of Old Common Stock vote to accept or reject the Prepackaged Plan, because under the Bankruptcy Code, for purposes of determining whether the requisite acceptance of Holders has been received with respect to an Impaired Class of Claims or an Impaired Class of Interests, the vote will be tabulated based on the ratio of accepting Holders of each Class of Claims or Interests to all voting Holders of such Class of Claims or Interests. In each case, only the votes of Holders of Allowed Claims or Interests, as the case may be, are counted. Abstentions, as a result of failing to submit a Ballot or Master Ballot (as applicable) or submitting a Ballot or Master Ballot (as applicable) which has not been properly executed and completed with respect to voting, will not be counted as votes for or against the Prepackaged Plan. See Section XXV herein, entitled "VOTING AND CONFIRMATION OF THE PREPACKAGED PLAN."

     If the Minimum Tender Condition is satisfied and the Stockholders vote to approve each of the Restructuring Proposals at the Stockholders' Meeting, the Company intends to consummate the Exchange Restructuring without commencing a case under Chapter 11 of the Bankruptcy Code. If the Minimum Tender Condition is not satisfied or waived and/or each of the Restructuring Proposals is not approved by the Stockholders, but the Company does obtain sufficient acceptances of the Prepackaged Plan to seek confirmation thereof by a bankruptcy court, Salant expects to seek relief under Chapter 11 of the Bankruptcy Code and to attempt to use such acceptances to obtain confirmation of the Prepackaged Plan. If the requisite number and amount of votes needed for confirmation of the Prepackaged Plan are not received (or if received, are subsequently revoked or withdrawn) by the Expiration Date, Salant will consider all financial alternatives available to it at such time, which may include the sale of all or part of Salant's business or an equity interest in Salant, the implementation of an alternative restructuring arrangement outside of bankruptcy or the filing of a Chapter 11 case without a preapproved plan of reorganization. See Section XXIV herein, entitled "ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PREPACKAGED PLAN." Salant intends to use any votes which have been received (and not subsequently revoked or withdrawn) pursuant to the Solicitation to seek confirmation of the Prepackaged Plan (or any modification thereof) pursuant to Section 1129(b) of the Bankruptcy Code.

     Confirmation of the Prepackaged Plan is conditioned on the satisfaction of all of the confirmation requirements of Section 1129 of the Bankruptcy Code, a Confirmation Order being acceptable in form and substance to Salant, Magten and Apollo and entry of a Confirmation Order expressly authorizing and directing Salant to perform thereunder. In addition, consummation of the Prepackaged Plan is conditioned on, among other things, (i) the Confirmation Order, in form and substance reasonably acceptable to Salant, Magten and Apollo, becoming a Final Order, (ii) Reorganized Salant executing an agreement for a working capital facility on terms reasonably satisfactory to Apollo and Magten, (iii) the Reorganized Salant Certificate of Incorporation being filed with the Secretary of State of Delaware, and (iv) Salant obtaining all required authorizations, consents and regulatory approvals. With the prior written consent (which shall not be unreasonably withheld) of Magten and Apollo, but not otherwise, Salant may waive one or more of the conditions to Confirmation, without notice or an order of the Bankruptcy Court and without any formal action other than the proceeding to confirm and/or consummate the Prepackaged Plan. See Section IX herein, entitled "SUMMARY OF THE PREPACKAGED PLAN."

     At the closing of the Prepackaged Restructuring, which would occur on the Effective Date (i.e., the date that is at least 11 days after the Confirmation Date, or, if such date is not a Business Day, the next succeeding Business Day, or such earlier date after the Confirmation Date as agreed to in writing between Salant and Magten so long as no stay of the Confirmation Order is in effect on such date; provided, however, that if, on or prior to such date, all conditions to the Effective Date set forth in Article Thirteen of the Prepackaged Plan have not been satisfied or waived, then the Effective Date shall be the first Business Day following the day on which all such conditions to the Effective Date have been satisfied or waived), among other things, the Prepackaged Plan would become effective, the New Common Stock and Warrants would become issuable, the Senior Notes and the Old Common Stock would be canceled and Salant's obligations thereunder would be discharged.

D.   SUMMARY OF CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

     The Prepackaged Plan categorizes into seven Classes the Claims against, and Interests in, Salant which will exist on the Filing Date. The Prepackaged Plan also (i) provides that Allowed Administrative Expenses incurred by Salant during the Chapter 11 Case will be paid in full in Cash on the later of (a) the Effective Date and (b) the date on which the Bankruptcy Court enters an order allowing such Administrative Expense; provided, however, that Allowed Administrative Expenses representing obligations incurred in the ordinary course of business, consistent with past practice, or assumed by Salant will be paid in full or performed by Salant or Reorganized Salant in the ordinary course of business, consistent with past practice; provided further, however, that Allowed Administrative Expenses incurred by Salant or Reorganized Salant after the Confirmation Date, including (without limitation) claims for professionals' fees and expenses, will not be subject to application and may be paid by Salant or Reorganized Salant, as the case any be, in the ordinary course of business and without further Bankruptcy Court approval; (ii) provides that Allowed Priority Tax Claims will receive
(a) Cash payments made in equal annual installments beginning on or before the first anniversary following the Effective Date with the final installment being payable no later than the sixth anniversary of the date of the assessment of such Allowed Priority Tax Claim together with interest on the unpaid balance of such Allowed Priority Tax Claim from the Effective Date calculated at the Market Rate, or (b) such other treatment agreed to by the Holder of such Allowed Priority Tax Claim and Salant or Reorganized Salant, as the case may be; and (iii) specifies the manner in which the Claims and Interests in each Class are to be treated.


     The table below provides a summary of the classification and treatment of, and distributions in respect of Claims and Interests in each Class under the Prepackaged Plan. For a more precise explanation, please refer to the discussion in Section IX herein, entitled "SUMMARY OF THE PREPACKAGED PLAN" and to the Prepackaged Plan itself.

        TYPE OF CLAIM
CLASS   OR EQUITY INTEREST                     DISTRIBUTION
--------------------------------------------------------------------------------
1       Priority Claims (Unimpaired)           On the latest of (i) the
                                               Effective Date, (ii) the date
                                               on which such Priority Claim
                                               becomes an Allowed Claim, or
                                               (iii) the date on which Salant
                                               and the Holder of such Allowed
                                               Priority Claim otherwise
                                               agree, each Holder of an
                                               Allowed Priority Claim will be
                                               entitled to receive Cash in an
                                               amount sufficient to render
                                               such Allowed Priority Claim
                                               Unimpaired under Section 1124
                                               of the Bankruptcy Code.

--------------------------------------------------------------------------------
2       CIT Claim (Unimpaired)                 At the election of the Company
                                               prior to the Effective Date,
                                               on the Effective Date or as
                                               soon as practicable
                                               thereafter, CIT will be
                                               entitled to receive on account
                                               of the Allowed CIT Claim one
                                               of the following treatments:
                                               (i) a distribution in Cash
                                               equal to 100% of its Allowed
                                               CIT Claim, (ii) the Allowed
                                               CIT Claim will be otherwise
                                               rendered Unimpaired in
                                               accordance with Section 1124
                                               of the Bankruptcy Code, or
                                               (iii) such other treatment as
                                               mutually agreed to by the
                                               Company and CIT.

--------------------------------------------------------------------------------
3       Senior Note Claims (Impaired)          On the Effective Date or as
                                               soon as practicable
                                               thereafter, each Holder of an
                                               Allowed Senior Note Claim will
                                               be entitled to receive on
                                               account of such Holder's
                                               Allowed Senior Note Claim such
                                               Holder's pro rata share
                                                of 18,456,350 shares of
                                               New Common Stock (or
                                               175.977555 shares of New
                                               Common Stock for each $1,000
                                               principal face amount of
                                               Senior Notes held by such
                                               Holder).

--------------------------------------------------------------------------------
4       Miscellaneous Secured Claims
        (Unimpaired)                          At the election of Salant
                                               prior to the Effective Date,
                                               on the Effective Date or as
                                               soon as practicable
                                               thereafter, each Holder of an
                                               Allowed Miscellaneous Secured
                                               Claim will be entitled to
                                               receive on account of such
                                               Holder's Allowed Miscellaneous
                                               Secured Claim one of the
                                               following treatments: (i) the
                                               legal, equitable and
                                               contractual rights to which
                                               such Allowed Miscellaneous
                                               Secured Claim entitles such
                                               Holder shall remain unaltered,
                                               (ii) such Holder's Allowed
                                               Miscellaneous Secured Claim
                                               shall be reinstated and
                                               rendered Unimpaired in
                                               accordance with section 1124
                                               of the Bankruptcy Code, or
                                               (iii) such other treatment as
                                               mutually agreed to by Salant
                                               and such Holder.

--------------------------------------------------------------------------------
5       General Unsecured Claims               At the election of Salant
        (Unimpaired)                           prior to the Effective Date,
                                               on the Effective Date or as
                                               soon as practicable
                                               thereafter, each Holder of an
                                               Allowed General Unsecured
                                               Claim that has not been fully
                                               paid or satisfied prior to the
                                               Effective Date will be
                                               entitled to receive on account
                                               of such Holder's Allowed
                                               General Unsecured Claim one of
                                               the following treatments: (i)
                                               the legal, equitable and
                                               contractual rights to which
                                               such Allowed General Unsecured
                                               Claim entitles such Holder
                                               shall remain unaltered, (ii)
                                               such Holder's Allowed General
                                               Unsecured Claim will be
                                               reinstated and rendered
                                               Unimpaired under section 1124
                                               of the Bankruptcy Code, or
                                               (iii) such other treatment as
                                               mutually agreed to by Salant
                                               and such Holder.

--------------------------------------------------------------------------------
6       Old Common Stock Interests             On the Effective Date or as
        (Impaired)                             soon as practicable
                                               thereafter, each Holder of an
                                               Allowed Old Common Stock
                                               Interest will be entitled to
                                               receive on account of such
                                               Holder's Allowed Old Common
                                               Stock Interest such Holder's
                                               pro rata share of (i)
                                               1,496,461 shares of New Common
                                               Stock, and (ii) the
                                               Warrants.

--------------------------------------------------------------------------------
7       Other Interests (Impaired)             On the Effective Date, Other
                                               Interests will be extinguished
                                               and no distributions will be
                                               made in respect of such Other
                                               Interests.
--------------------------------------------------------------------------------
     For detailed historical and projected financial information and valuation estimates, see Section XXI herein, entitled "FINANCIAL PROJECTIONS
AND ASSUMPTIONS USED."

     For a more detailed description of the foregoing Classes of Claims and Equity Interests, see Section IX herein, entitled "SUMMARY OF THE PREPACKAGED PLAN."

E.   NOTICE TO HOLDERS OF CLAIMS AND INTERESTS

     This Disclosure Statement is being transmitted only to holders of Impaired Claims against and Impaired Interests in Salant who are entitled to vote to accept or reject the Prepackaged Plan.

     WHEN CONFIRMED BY THE BANKRUPTCY COURT, THE PREPACKAGED PLAN WILL BIND ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN SALANT, WHETHER OR NOT THEY ARE ENTITLED TO VOTE OR DID VOTE ON THE PREPACKAGED PLAN AND WHETHER OR NOT THEY RECEIVE OR RETAIN ANY DISTRIBUTIONS OR PROPERTY UNDER THE PREPACKAGED PLAN. THUS, ALL HOLDERS OF IMPAIRED CLAIMS AGAINST AND IMPAIRED INTERESTS IN SALANT ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE EXCHANGE RESTRUCTURING PROSPECTUS, AND THIS DISCLOSURE STATEMENT AND ITS EXHIBITS CAREFULLY AND IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR TO REJECT THE PREPACKAGED PLAN. THIS DISCLOSURE STATEMENT CONTAINS IMPORTANT INFORMATION ABOUT THE PREPACKAGED PLAN, CONSIDERATIONS PERTINENT TO ACCEPTANCE OR REJECTION OF THE PREPACKAGED PLAN, AND DEVELOPMENTS CONCERNING THE CHAPTER 11 CASE.

     CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS, AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL FUTURE RESULTS. Except with respect to the projections referenced in Section XXI herein, entitled "FINANCIAL PROJECTIONS AND ASSUMPTIONS USED" (the "Projections") and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof. Such events may have a material impact on the information contained in this Disclosure Statement. Salant and Reorganized Salant do not intend to update the Projections. Thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, Salant does not anticipate that any amendments or supplements to this Disclosure Statement will be distributed to reflect such occurrences. Accordingly, the delivery of this Disclosure Statement shall not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

     EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTANT AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     If you did not receive a Ballot in your package of Solicitation Materials and believe that you should have, please contact the Information Agent named below at the address or telephone number set forth in Section XXV.J. of this Disclosure Statement entitled "VOTING AND CONFIRMATION OF THE PREPACKAGED PLAN--INFORMATION AGENT."

                  II. BUSINESS AND PROPERTIES OF THE COMPANY

A.   GENERAL

       1.   Introduction
            ------------

     The Company which was incorporated in Delaware in 1987, is the successor to a business founded in 1893 and incorporated in New York in 1919. The Company designs, manufactures, imports and markets to retailers throughout the United States brand name and private label apparel products primarily in three product categories: (i) menswear; (ii) children's sleepwear and underwear; and (iii) retail outlet stores, as described below. The Company sells its products to department and specialty stores, national chains, major discounters and mass volume retailers throughout the United States. (As used herein, the "Company" includes Salant and its subsidiaries, but excludes Salant's Made in the Shade and Vera Scarf divisions.)

       2.   Men's Apparel
            -------------

     The men's apparel business is comprised of the Perry Ellis division and Salant Menswear Group. The Perry Ellis division markets dress shirts, slacks and sportswear under the Perry Ellis, Portfolio By Perry Ellis and Perry Ellis America trademarks. Salant Menswear Group is comprised of the Accessories division, the Bottoms division and all dress shirt businesses other than those selling products bearing the Perry Ellis trademarks. The Accessories division markets neckwear, belts and suspenders under a number of different trademarks, including Portfolio By Perry Ellis, John Henry, Save The Children and Peanuts. The Bottoms division primarily manufactures men's and boys' jeans, principally under the Sears Canyon River Blues trademark, and men's casual slacks under Sears' Canyon River Blues Khakis trademark. The Salant Menswear Group also markets dress shirts, primarily under the John Henry and Manhattan trademarks.

       3.   Children's Sleepwear and Underwear
            ----------------------------------

     The children's sleepwear and underwear business is conducted by the Salant Children's Apparel Group (the "Children's Group"). The Children's Group markets blanket sleepers primarily using a number of well-known licensed cartoon characters created by, among others, Disney and Warner Bros. The Children's Group also markets pajamas under the Oshkosh B'gosh trademark, and sleepwear and underwear under the Joe Boxer trademark. At the end of the first quarter of 1998, the Company determined not to continue with its Joe Boxer sportswear line for Fall 1998. Instead, consistent with the approach that the Joe Boxer Corporation (Salant's licensor of the Joe Boxer trademark) has taken, the Company will focus on its core business of underwear and sleepwear.

       4.   Retail Outlet Stores
            --------------------

     The retail outlet stores business of the Company consists of a chain of factory outlet stores (the "Stores division"), through which it sells products manufactured by the Company and other apparel manufacturers. In December 1997, the Company announced the restructuring of the Stores division, pursuant to which the Company closed all stores other than its Perry Ellis outlet stores. This resulted in the closing of 42 outlet stores. At the end of Fiscal 1997, the Company operated 17 Perry Ellis outlet stores. Commencing with the 1998 fiscal year, as a result of the restructuring of this division, the retail outlet stores will be reported as part of the men's apparel segment of Salant.

       5.   Principal Product Lines
            -----------------------

     The following table sets forth, for fiscal years 1995 through 1997, the percentage of the Company's total net sales contributed by each category of product:


                                                            Fiscal Year
                                                            -----------

                                                     1995      1996       1997
                                                     ----      ----       ----

Men's Apparel                                         86%       83%       82%
Children's Sleepwear and Underwear                     8%       11%       12%
Retail Outlet Stores                                   6%        6%        6%

     In Fiscal 1997, approximately 17% of the Company's net sales were made to Sears, approximately 11% of the Company's net sales were made to Federated and approximately 10% of the Company's net sales were made to TJX Corporation ("TJX"). In 1996, approximately 13% of the Company's net sales were made to Sears. In 1996 and 1995, net sales to Federated represented approximately 11% and 12% of the Company's net sales, respectively. In 1995, approximately 11% of the Company's net sales were made to TJX. In 1995, approximately 13% of the Children's Group's net sales were made to Dayton Hudson Corporation.

     No other customer accounted for more than 10% of the net sales of the Company or any of its business segments during 1995, 1996 or 1997.

     The markets in which the Company operates are highly competitive. The Company competes primarily on the basis of brand recognition, quality, fashion, price, customer service and merchandising expertise.

     A significant factor in the marketing of the Company's products is the consumer perception of the trademark or brand name under which those products are marketed. Approximately 76% of the Company's net sales for Fiscal 1997 was attributable to products sold under Company owned or licensed designer trademarks and other internationally recognized brand names and the balance was attributable to products sold under retailers' private labels, including Sears' Canyon River Blues. The following table lists the principal owned or licensed trademarks under which the Company's products were sold in Fiscal 1997 and the product lines associated with those trademarks. Trademarks used under license are indicated with an asterisk; all other listed trademarks are owned by the Company.


Trademark                        Product Lines
---------                        -------------

Disney characters *              Children's sleepwear and underwear
Dr. Denton                       Children's sleepwear and underwear
Gant *                           Men's dress shirts, neckwear, belts and
                                 suspenders
Joe Boxer *                      Children's sleepwear, underwear and
                                 sportswear; men's neckwear
John Henry                       Men's dress shirts, neckwear, belts,
                                 suspenders and jeans
Looney Tunes characters *        Children's sleepwear
Manhattan                        Men's dress shirts
Oshkosh B'gosh *                 Children's sleepwear
Peanuts *                        Men's dress shirts and neckwear
Perry Ellis *                    Men's sportswear, dress shirts, neckwear,
                                 belts and suspenders
Perry Ellis America *            Men's casual sportswear and jeans
Portfolio By Perry Ellis *       Men's dress slacks, dress shirts, neckwear,
                                 belts and suspenders
Save The Children *              Men's neckwear and suspenders
Thomson                          Men's casual and dress slacks
Unicef *                         Men's neckwear

     During Fiscal 1997, 44% of the Company's net sales was attributable to products sold under the Perry Ellis, Portfolio By Perry Ellis and Perry Ellis America trademarks; these products are sold through leading department and specialty stores. Products sold to Sears under its exclusive brand Canyon River Blues accounted for 14% of the Company's net sales during Fiscal 1997. No other line of products accounted for more than 10% of the Company's net sales during Fiscal 1997.

       6.   Trademarks Owned by the Company and Related Licensing Income
            ------------------------------------------------------------

     The Company owns the Dr. Denton, John Henry, Lady Manhattan, Manhattan and Thomson trademarks, among others. All of the significant brand names owned by the Company have been registered or are pending registration with the United States Patent and Trademark Office.

     The Company has sought to capitalize on the consumer recognition of and interest in its trademarks by licensing various of those trademarks to others. As of the end of Fiscal 1997, licenses were outstanding to approximately 18 licensees to make or sell apparel products and accessories in the United States and to 34 licensees in 30 other countries under the Manhattan, Lady Manhattan, John Henry, and Vera trademarks, which produced royalty income of approximately $5.6 million in Fiscal 1997. Products under license include men's belts, dress shirts, leather accessories, neckwear, optical frames, outerwear, pajamas, robes, scarves, shorts, slacks, socks, sportcoats, sunglasses, suspenders and underwear, and women's blouses and tops, gloves, intimate apparel, lingerie, optical frames, scarves and shirts.

       7.   Trademarks Licensed to the Company
            ----------------------------------

     The name Perry Ellis and related trademarks are licensed to the Company under a series of license agreements with Perry Ellis International, Inc. ("PEI"). The license agreements contain renewal options, which, subject to compliance with certain conditions contained therein, permit the Company to extend the terms of such license agreements. Assuming the exercise by the Company of all available renewal options, the license agreements covering men's apparel and accessories will expire on December 31, 2015. The Company also has rights of first refusal worldwide for certain new licenses granted by PEI for men's apparel and accessories.

     The Company is also a licensee of various trademarks, including certain Disney characters (including Disney Babies, Mickey For Kids, Winnie The Pooh and The Lion King-Simba's Pride), Gant, Joe Boxer, Oshkosh B'gosh, Peanuts, Save The Children, Unicef and certain Warner Bros. characters (including certain Looney Tunes characters, such as Bugs Bunny, Daffy Duck and Porky
Pig), for various categories of products under license agreements expiring between 1998 and 2002.

     The agreements under which the Company is licensed to use trademarks owned by others typically provide for royalties at varying percentages of net sales under the licensed trademark, subject to a minimum annual royalty payable irrespective of the level of net sales. The Company anticipates that it should be able to extend, if it so desires, the term of any material licenses when they expire.

       8.   Design and Manufacturing
            ------------------------

     Products sold by the Company's various divisions are manufactured to the designs and specifications (including fabric selections) of designers employed by those divisions. In limited cases, the Company's designers may receive input from one or more of the Company's licensors on general themes or color palettes.

     During Fiscal 1997, approximately 12% of the products produced by the Company (measured in units) were manufactured in the United States, with the balance manufactured in foreign countries. Facilities operated by the Company accounted for approximately 75% of its domestic-made products and 37% of its foreign-made products; the balance in each case was attributable to unaffiliated contract manufacturers. In Fiscal 1997, approximately 47% of the Company's foreign production was manufactured in Mexico, approximately 18% was manufactured in Guatemala and approximately 12% was manufactured in the Dominican Republic.

     The Company's foreign sourcing operations are subject to various risks of doing business abroad, including currency fluctuations (although the predominant currency used is the U.S. dollar), quotas and, in certain parts of the world, political instability. Although the Company's operations have not been materially adversely affected by any of such factors to date, any substantial disruption of its relationships with its foreign suppliers could adversely affect its operations. Some of the Company's imported merchandise is subject to United States Customs duties. In addition, bilateral agreements between the major exporting countries and the United States impose quotas, which limit the amounts of certain categories of merchandise that may be imported into the United States. Any material increase in duty levels, material decrease in quota levels or material decrease in available quota allocations could adversely affect the Company's operations.

       9.   Raw Materials
            -------------

     The raw materials used in the Company's manufacturing operations consist principally of finished fabrics made from natural, synthetic and blended fibers. These fabrics and other materials, such as leathers used in the manufacture of various accessories, are purchased from a variety of sources both within and outside the United States. The Company believes that adequate sources of supply at acceptable price levels are available for all such materials. Substantially all of the Company's foreign purchases are denominated in U.S. currency. No single supplier accounted for more than 10% of Salant's raw material purchases during Fiscal 1997. In Fiscal 1997, the Company entered into forward foreign exchange contracts, relating to 80% of its projected 1998 Mexican peso needs, to fix its cost of acquiring pesos and diminish the risk of foreign currency fluctuation.

       10.  Employees
            ---------

     As of the end of Fiscal 1997, the Company employed approximately 3,800 persons, of whom 3,200 were engaged in manufacturing and distribution operations and the remainder were employed in executive, marketing and sales, product design, engineering and purchasing activities and in the operation of the Company's retail outlet stores. Substantially all of the manufacturing employees are covered by collective bargaining agreements with various unions, which expire between 1998 and 2000. The Company believes that its relations with its employees are satisfactory.

       11.  Competition
            -----------

     The apparel industry in the United States is highly competitive and characterized by a relatively small number of multi-line manufacturers (such as the Company) and a larger number of specialty manufacturers. The Company faces substantial competition in its markets from manufacturers in both categories. Many of the Company's competitors have greater financial resources than the Company. The Company seeks to maintain its competitive position in the markets for its branded products on the basis of the strong brand recognition associated with those products and, with respect to all of its products, on the basis of styling, quality, fashion, price and customer service.

       12.  Environmental Regulations
            -------------------------

     Current environmental regulations have not had, and in the opinion of the Company, assuming the continuation of present conditions, are not expected to have a material effect on the business, capital expenditures, earnings or competitive position of the Company.

       13.  Made in the Shade - Discontinued Operation
            ------------------------------------------

     In June 1997, the Company discontinued the operations of the Made in the Shade division, which produced and marketed women's junior sportswear under the Company owned trademarks Made In The Shade and Prime Time. The financial statements of the Company included in this report treat the Made in the Shade division as a discontinued operation.

       14.  Vera Scarf Division - Discontinued Operation
            --------------------------------------------

     In February 1995, the Company discontinued its Vera Scarf division, which imported and marketed women's scarves under (i) the Company-owned trademarks Vera and Acute, (ii) trademarks licensed to the Company, including Perry Ellis, and (iii) retailers' private labels. The Company closed the Vera Scarf division in 1995. The financial statements of the Company included in this report treat the Vera Scarf division as a discontinued operation.

       15.  Acquisition of JJ. Farmer
            -------------------------

     On June 10, 1994, the Company acquired all the capital stock of JJ. Farmer Clothing Inc. (a Canadian corporation) and the assets of JJ. Farmer International Limited (a Hong Kong corporation) (collectively "JJ. Farmer") for approximately $5,311 in cash. The purchase price is subject to adjustment based on a number of items, including the future profitability of JJ. Farmer. As part of the acquisition, the Company agreed to pay to the former owners of JJ. Farmer, certain minimum amounts in the years 1996 through 1999. The present value of such future payments is $1,352, which is included in long-term debt. Through December 28, 1996, the Company had made additional payments of $1,157 in accordance with the acquisition agreement. The acquisition has been accounted for as a purchase, and accordingly, JJ. Farmer's operating results have been included in the Company's consolidated results of operations commencing June 11, 1994. Pro forma results of operations have not been presented as the effect would not be significant. JJ. Farmer's net sales for the five months ended May 31, 1994 were $3,392. The excess of cost over the book value of net assets acquired ($4,589 subject to adjustment) was being amortized over a period of not more than 15 years on a straight-line basis, prior to the write-off in the second quarter of 1996.

       16.  Bankruptcy Court Cases
            ----------------------

     On February 22, 1985, Salant Corporation, a New York corporation ("Salant NY") and its two largest subsidiaries, Thomson Company, Inc. ("Thomson") and Obion Company, Inc. ("Obion"), filed with the Bankruptcy Court separate voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (Case Nos. 85-B-10229 (PBA) through 85-B-10231 (PBA), inclusive). Salant NY's other United States, Canada and Mexico subsidiaries did not seek relief under the Bankruptcy Code or other foreign insolvency laws, respectively. On May 19, 1987, the Bankruptcy Court issued an order confirming the Joint Chapter 11 Plan of Salant NY, Thomson and Obion (the "1987 Chapter 11 Plan"). The 1987 Chapter 11 Plan was consummated on June 2, 1987. On June 2, 1987, pursuant to the provisions of the 1987 Chapter 11 Plan, the assets of Salant NY, Thomson and Obion were substantively consolidated, and Salant NY, Thomson and Obion and the inactive subsidiaries of Salant NY merged with a wholly-owned subsidiary of Salant NY. The Company is the surviving corporation of such merger. Salant NY's other subsidiaries, Clantexport Inc. and Carrizo Manufacturing Co., S.A. de C.V., became subsidiaries of the Company. The common stock of Salant NY was converted automatically into common stock of the Company. From June 2, 1987 to December 3, 1988, in connection with consummation of the 1987 Chapter 11 Plan, the Company made payments of approximately $31 million in cash, issued $28,543 million principal amount of debentures and issued 228,346 shares of common stock with a fair market value of $2.779 million to creditors and 133,800 shares of common stock with a fair market value of $1.601 million to management. Of the shares issued to management, 100,000 shares were issued to the president of the Company and 33,800 shares were issued to certain other officers and key employees under the 1987 Stock Plan.

     On June 27, 1990, Salant and its wholly owned subsidiary, Denton Mills, Inc., each filed with the Bankruptcy Court a separate voluntary petition for relief under Chapter 11 of the Bankruptcy Code (Case Nos. 90-B-12037 (CB) and 90-B-12038 (CB)) (the "1990 Chapter 11 Case"). The Company's other United States subsidiaries did not seek relief under the Bankruptcy Code. On July 30, 1993, the Bankruptcy Court issued an order confirming the Third Amended Joint Plan of Reorganization of Salant and Denton Mills (the "1993 Chapter 11 Plan"). The 1993 Chapter 11 Plan was consummated on September 20, 1993 (the "Consummation Date"). Pursuant to the 1993 Chapter 11 Plan, the Company, among other things, issued the Senior Notes, made certain cash payments, and issued shares of common stock. For a further description of the 1990 Chapter 11 Case, see Section II.C., entitled "LEGAL PROCEEDINGS," below.

       17.  Recent Events.
            --------------

     For a discussion of recent events, see Section V herein, entitled "BACKGROUND OF THE RESTRUCTURING."

B.   PROPERTIES

     The Company's principal executive offices are located at 1114 Avenue of the Americas, New York, New York 10036. The Company's principal properties consist of three domestic manufacturing facilities located in Alabama, New York and Tennessee, four manufacturing facilities located in Mexico, and five distribution centers; one in New York, two in South Carolina and two in Texas. At the end of Fiscal 1997, the Company was in the process of closing one distribution facility in South Carolina. The Company owns approximately 1,067,000 square feet of space devoted to manufacturing and distribution and leases approximately 497,000 square feet of such space. The Company owns approximately 69,000 square feet of office space and leases approximately 210,000 square feet of combined office, design and showroom space. The Children's Group has exclusive use of the Tennessee manufacturing facility, shares one of the Mexican manufacturing facilities with the Salant Menswear Group Bottoms division and has its distribution center in a building in Texas. As of the end of Fiscal 1997, the Company's Stores division operated 17 factory outlet stores, comprising approximately 45,000 square feet of selling space, all of which are leased. Except as noted above, substantially all of the owned and leased property of the Company is used in connection with its men's apparel business or general corporate administrative functions.

     The Company believes that its plant and equipment are adequately maintained, in good operating condition, and are adequate for the Company's present needs.

C.   LEGAL PROCEEDINGS

     On June 27, 1990, the Company and Denton Mills each filed with the Bankruptcy Court a separate voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On July 30, 1993, the Bankruptcy Court issued an order confirming the 1993 Chapter 11 Plan. The 1993 Chapter 11 Plan was consummated on September 20, 1993. From that date through January 3, 1998 (approximately 51 months), in accordance with the 1993 Chapter 11 Plan, the Company made cash payments of $9.7 million, issued $111.9 million of Senior Notes, and issued 11.1 million shares of common stock in settlement of certain undisputed and disputed claims in the Chapter 11 proceedings. The Company anticipates that an additional $1.8 million in cash and an additional approximately 206,000 shares of Old Common Stock (or, after the consummation of the Restructuring, approximately 20,600 shares of New Common Stock) will ultimately be distributed in connection with the resolution of all remaining claims. Provisions for such distributions were made in the consolidated financial statements at the time of emergence from the bankruptcy during the year ended January 1, 1994. The process of resolving claims is continuing and, pursuant to the 1993 Chapter 11 Plan, remains under the jurisdiction of the Bankruptcy Court.

     The Company is a defendant in several other legal actions. In the opinion of the Company's management, based upon the advice of the respective attorneys handling such cases, such actions are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow.


         III. SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Set forth below are summary consolidated historical financial data of the Company. The summary financial data for each of the years in the five year period ended January 3, 1998 have been derived from the audited Consolidated Financial Statements of the Company. The data presented below is qualified by, and should be read in conjunction with, Section IV herein, entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The Company's fiscal year ends on the Saturday closest to December 31.

                                        JAN. 03,    DEC. 28,     DEC. 30,     DEC. 31,     JAN. 1,
                                         1998        1996         1995         1994         1994
                                      (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)
                                       ---------    ---------    ---------    ---------    ---------
                                                                ($ in Thousands)
FOR THE YEAR ENDED:
 CONTINUING OPERATIONS:
 Net sales                             $ 396,832    $ 417,711    $ 485,825    $ 398,990    $ 379,012
 Restructuring costs (a)                  (2,066)     (11,730)      (3,550)        --         (5,500)
 Income/(loss) from continuing
  operations                             (10,722)      (8,958)        (362)       3,398        7,865
DISCONTINUED OPERATIONS:
  Loss from operations, net of
   income taxes                           (8,136)        (365)        (136)      (9,530)        (638)
  Estimated loss on disposal, net of
   income taxes                           (1,330)        --           --         (1,796)        --
  Reversal of estimated loss on
   disposal, net of income taxes            --           --           --           --         11,772
 Extraordinary gain (b)                    2,100         --          1,000           63       24,707
 Net income/(loss)(a)                    (18,088)      (9,323)         502       (7,865)      43,706

BASIC EARNINGS/(LOSS PER SHARE:
 Earnings/(loss) per share from
  continuing operations before
  extraordinary gain                   $   (0.71)   $   (0.60)   $   (0.02)   $   (0.23)   $    1.18
 Earnings/(loss) per share from
  discontinued operations              $   (0.62)   $   (0.02)   $   (0.01)   $   (0.76)   $    1.68
 Earnings per share from
  extraordinary gain                        0.14         --           0.06         --           3.72
 Basic earnings/(loss) per share (a)       (1.19)       (0.62)        0.03        (0.53)        6.58

DILUTED EARNINGS/(LOSS) PER SHARE:
 Earnings/(loss) per share from
  continuing operations before
  extraordinary gain                   $   (0.71)   $   (0.60)   $   (0.02)   $    0.23    $    1.10
 Earnings/(loss) per share from
  discontinued operations              $   (0.62)   $   (0.02)   $   (0.01)   $   (0.76)   $    1.57
 Earnings per share from
  extraordinary gain                        0.14         --           0.06         --           3.48
 Diluted earnings/(loss) per share
  (a)                                      (1.19)       (0.62)        0.03        (0.53)        6.15

 WEIGHTED AVERAGE SHARES:
   Shares used in computing Primary
   Earnings Per Share                     15,139       15,078       15,008       14,954        6,638
   Add - Common stock equivalents            (d)          (d)          110          (d)          465
   Shares used in computing Diluted
   Earnings per Share                     15,139       15,078       15,118       14,954        7,103

CASH DIVIDENDS PER SHARE

AT YEAR END:
 Current assets                        $ 148,899    $ 150,986    $ 163,799    $ 172,234    $ 161,375
 Total assets                            233,377      235,251      253,970      266,157      251,946
 Current liabilities (c)                 185,692       59,566       61,704       71,104       44,427
 Long-term debt (c)                         --        106,231      110,040      109,908      111,851
 Deferred liabilities                      5,382        8,863       11,373       13,479       16,766
 Working capital/(deficiency)            (36,793)      91,420      102,095      101,130      116,948
 Current ratio                             0.8:1        2.5:1        2.7:1        2.4:1       3.61:1
 Shareholders' equity                  $  42,303    $  60,591    $  70,853    $  71,666    $  78,902
 Book value per share                  $    2.79    $    4.01    $    4.71    $    4.78    $    5.34
 Number of shares outstanding             15,170       15,094       15,041       15,008       14,781

     (a) Includes, for the year ended January 3, 1998, a provision of $2,066 (14 cents per share; tax benefit not available) for restructuring costs principally related to (i) $3,530 related to the decision in the fourth quarter to close all retail outlet stores other than Perry Ellis outlet stores and (ii) the reversal of previously recorded restructuring provisions of $1,464, primarily resulting from the settlement of liabilities for less than the carrying amount, resulting in the reversal of the excess portion of the provision, for the year ended December 28, 1996, a provision of $11,730 (78 cents per share; tax benefit not available) for restructuring costs principally related to (i) the write-off of goodwill and the write-down of other assets for a product line which has been put up for sale, (ii) the write-off of certain assets and accrual for future royalties for a licensed product line and (iii) employee costs related to closing certain facilities; for the year ended December 30, 1995, a provision of $3,550 (24 cents per share; tax benefit not available) for restructuring costs principally related to (i) fixed asset write-downs at locations to be closed and (ii) inventory markdowns for discontinued product lines; and for the year ended January 1, 1994, a provision of $5,500 (Basis loss per share of 83 cents; tax benefit not available) for restructuring costs principally related to the costs incurred in connection with the closure of certain unprofitable operations, including (i) inventory markdowns associated with those product lines and (ii) fixed asset write-downs at closed locations.


     (b) Includes, for the year ended January 3, 1998, a gain of $2,100 (14 cents per share) related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Chapter 11 proceeding; for the year ended December 30, 1995, a gain of $1,000 (6 cents per share) related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Chapter 11 proceeding; for the year ended December 31, 1994, a gain of $63 (no per share effect) related to the purchase and retirement of a portion of the Company's 10 1/2% Senior Notes at a price below the principal amount thereof; and for the year ended January 1, 1994, a gain of $24,707 (basic earnings per share of $3.72) related to the settlement and anticipated settlement of claims arising from the Chapter 11 proceeding.


     (c) At January 3, 1998, long-term debt of $104,879 had been classified as a current liability.


     (d) Common stock equivalents have not been included in these periods as their inclusion would be anti-dilutive to the calculation.


                 IV. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.   OVERVIEW

     In Fiscal 1997, the Company continued to implement and enhance its plan
(i) to concentrate the Company's resources on a limited number of key menswear brand names (including continuing to emphasize and cohesively market the Company's leading Perry Ellis brand), (ii) to further expand the Company's private label business and (iii) to correct operational issues that have hampered the Company in the past.

     In accordance with these objectives, in Fiscal 1997, the Company (i) discontinued its Made in the Shade women's junior sportswear business, (ii) closed all non-Perry Ellis retail outlet stores and (iii) made significant changes to management. In Fiscal 1997, the Company hired a new Chairman and Chief Executive Officer, Chief Financial Officer, Senior Vice President of Human Resources, President of its Salant Menswear division, and Vice Presidents for Distribution, Manufacturing and Information Services.

     In March 1998, the Company announced that it had reached an agreement in principle with its major note and equity holders to restructure its existing indebtedness under the Senior Notes. Under this proposed Restructuring, the Company would convert the entire $104.879 million outstanding aggregate principal amount of, and all accrued and unpaid interest on, its Senior Notes into New Common Stock.

B.   RESULTS OF OPERATIONS

Fiscal 1997 Compared with Fiscal 1996
-------------------------------------

     Net Sales

     The following table sets forth the net sales of each of the Company's three principal business segments for Fiscal 1997 and the fiscal year ended December 28, 1996 ("Fiscal 1996") and the percentage contribution of each of those segments to total net sales:


                                                                      Percentage
                                                                      Increase/
                                     Fiscal 1997       Fiscal 1996    (Decrease)
                                   --------------    --------------    --------
                                                (dollars in millions)

Men's                              $  325.8   82%    $  344.7   83%      (5.5%)
Children's                             49.2   12%        45.8   11%       7.5%
Retail Outlet Stores                   21.8    6%        27.2    6%     (19.8%)
                                   --------  ----    --------  ----
        Total                      $  396.8  100%    $  417.7  100%      (5.0%)
                                   ========  ====    ========  ====

     Sales of men's apparel decreased by $18.9 million, or 5.5%, in Fiscal 1997. This decrease resulted from (a) a $12.4 million reduction in sales of men's slacks, of which $8.4 reflected the elimination of unprofitable programs and the balance was primarily due to operational difficulties experienced in the first quarter of Fiscal 1997 related to the move of manufacturing and distribution out of the Company's facilities in Thomson, Georgia, (b) a $5.7 million reduction in sales of men's sportswear, which includes the elimination of $16.7 million of the Company's JJ. Farmer and Manhattan sportswear lines net sales, offset by an $11.0 million increase in sales of Perry Ellis sportswear products, (c) a $5.1 million decrease in sales of men's accessories, primarily due to the slow-down of the novelty neckwear business and (d) a $4.7 million reduction in sales of certain dress shirt lines, which reflected the elimination of unprofitable businesses. These sales decreases were partially offset by a $9.5 million increase in sales of Perry Ellis dress shirts due to the addition of new distribution and the continued strong acceptance of these products by consumers. The total sales reduction attributable to the elimination of unprofitable programs was $29.8 million.

     Sales of children's sleepwear and underwear increased by $3.4 million, or 7.5%, in Fiscal 1997. This increase was primarily a result of the continuing expansion of the Joe Boxer children's product lines in 1997. At the end of the first quarter of 1998, the Company determined not to continue with its Joe Boxer sportswear line for Fall 1998. Instead, consistent with the approach that the Joe Boxer Corporation (Salant's licensor of the Joe Boxer trademark) has taken, the Company will focus on its core business of underwear and sleepwear.

     Sales of the retail outlet stores division decreased by $5.4 million, or 19.8%, in Fiscal 1997. This decrease was due to (i) a decrease in the number of stores in the first 10 months of Fiscal 1997 and (ii) the decision in November 1997 to close all non-Perry Ellis outlet stores. The Company ceased to operate the non-Perry Ellis outlet stores in November 1997.

     Gross Profit

     The following table sets forth the gross profit and gross profit margin (gross profit as a percentage of net sales) for each of the Company's business segments for each of Fiscal 1997 and Fiscal 1996:

                                          Fiscal 1997           Fiscal  1996
                                      -------------------    ------------------
                                                (dollars in millions)

Men's                                 $   69.5      21.3%    $  74.2      21.5%
Children's                                 7.5      15.2%       11.5      25.1%
Retail Outlet Stores                       7.5      34.6%        9.2      33.9%
                                      ---------     -----    -------
        Total                         $   84.54     21.3%    $  94.9      22.7%
                                      =========     =====    =======

     The decline in gross profit in the men's apparel segment was primarily attributable to the reduction in net sales discussed above.

     The gross profit margin of the children's sleepwear and underwear segment declined as a result of (i) a slowdown in sales of certain licensed products, requiring a greater percentage of off-price sales, as well as an increase in discounts and allowances, (ii) an increase in reserves for remaining inventory and (iii) higher distribution and product handling costs.

     The gross profit of the retail outlet stores decreased primarily as a result of inventory markdowns of $1.6 million (7.3% of net sales) related to the closing of the non-Perry Ellis stores. Excluding these inventory markdowns, the gross profit margin increased as a result of a decrease in the transfer prices (from a negotiated rate to standard cost) charged to the retail outlet stores for products made by other divisions of the Company.

     Selling, General and Administrative Expenses

     Selling, general and administrative ("S,G&A") expenses for Fiscal 1997 were $80.6 million (20.3% of net sales) compared with $83.1 million (19.9% of net sales) for Fiscal 1996. While implementation of the Company's strategic plan resulted in the elimination of certain S,G&A expenses in Fiscal 1997, such eliminations were partially offset by higher amortization costs attributable to the installation of new store fixtures for Perry Ellis sportswear shops in department stores which commenced in 1995. The amortization of these store fixtures accounted for approximately $2.5 million of the total S,G&A expenses in Fiscal 1997, compared with $1.6 million in Fiscal 1996.

     Other Income

     Other income for Fiscal 1996 included a gain of $2.7 million related to the sale of a leasehold interest in a facility located in Glen Rock, New Jersey.

     Provision for Restructuring

     In Fiscal 1997, the Company recorded a provision for restructuring charge of $2.1 million, consisting of (i) $3.5 million related to the decision in the fourth quarter to close all retail outlet stores other than Perry Ellis outlet stores and (ii) the reversal of previously recorded restructuring provisions of $1.4 million, including $300 thousand in the fourth quarter, primarily resulting from the settlement of liabilities for less than the carrying amount, as a result of a settlement agreement and license arrangement with the former owners of the JJ. Farmer trademark, resulting in the reversal of the excess portion of the provision.

     The Company recorded a restructuring charge of $11.7 million in Fiscal 1996. Of this amount, (i) $5.7 million was primarily related to the write-off of goodwill and the write-down of other assets of the JJ. Farmer product line, (ii) $2.9 million was attributable to the write-off of certain assets related to the licensing of the Gant brand name for certain of the Company's dress shirt and accessories product lines and the accrual of a portion of future royalties payable under the Gant licenses that are not expected to be covered by future sales, (iii) $1.8 million was primarily related to employee costs associated with the closing of a manufacturing and distribution facility in Thomson, Georgia, (iv) $0.7 million was primarily related to employee costs associated with the closing of a manufacturing facility in Americus, Georgia and (v) $0.6 million related to other severance costs.

     The Fiscal 1997 restructuring charge related to the retail outlet store closings was comprised of $1.3 million of non-cash charges and $2.2 million requiring cash payments over a period of time. Of the cash portion, $0.6 million was expended during Fiscal 1997 and the balance is expected to be expended in 1998.

     Income from Continuing Operations Before Interest, Income Taxes and
       Extraordinary Gain

     The following table sets forth income from continuing operations before interest, income taxes and extraordinary gain for each of the Company's three business segments, expressed both in dollars and as a percentage of net sales, for each of Fiscal 1997 and Fiscal 1996:


                                               Fiscal 1997       Fiscal 1996
                                           -----------------  ----------------
                                                    (dollars in millions)

Men's (a)                                  $  19.5      6.0%  $  6.2      1.8%
Children's                                    (0.3)    (0.6%)    5.4     11.8%
Retail Outlet Stores (b)                      (8.4)   (38.4%)   (4.2)   (15.4%)
                                           --------           -------
                                              10.8      2.7%     7.4      1.8%
Corporate expenses (c)                        (9.3)    (5.8)
Licensing division income                      4.6      5.0
                                           --------           -------
Income from continuing
 operations before interest, income
 taxes and extraordinary gain              $   6.1      1.5%  $  6.6      1.6%
                                           ========           =======

(a) Includes the reversal of restructuring charges of $1.5 million in Fiscal 1997 and restructuring charges of $11.7 million in Fiscal 1996.
(b) Includes restructuring charges of $3.5 million in Fiscal 1997.
(c) Includes other income of $2.7 million in Fiscal 1996 related to the sale of a leasehold interest.

     The $0.5 million decrease in income from continuing operations before interest, income taxes and extraordinary gain in Fiscal 1997 was primarily a result of the significant decline in profitability of the Children's segment. This decline was a result of (i) the decline in gross profit as previously noted and (ii) increased occupancy costs related to new office, design and showroom space acquired in Fiscal 1997. The decline in retail outlet stores operating income is due to the restructuring and inventory markdown costs related to the closing of the non-Perry Ellis stores, offset by the higher gross profit related to the change in transfer pricing, as previously discussed. The increase in corporate expenses is primarily due to costs associated with the significant management changes previously discussed.

     Interest Expense, Net

     Net interest expense was $16.7 million for Fiscal 1997 compared with $15.5 million for Fiscal 1996. The $1.2 million increase is a result of higher average borrowings during Fiscal 1997 primarily due to the loss from operations and spending on capital expenditures and store fixtures.

     Loss from Continuing Operations

     In Fiscal 1997, the Company reported a loss from continuing operations before extraordinary gain of $10.7 million, or $0.71 per share, compared with a loss from continuing operations of $9.0 million, or $0.60 per share, in Fiscal 1996.

     Extraordinary Gain

     The extraordinary gain of $2.1 million recorded in Fiscal 1997, including $1.5 million in the fourth quarter, related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Company's prior Chapter 11 cases.

     Earnings Before Interest, Taxes, Depreciation, Amortization,
       Restructuring Charges and Extraordinary Gain

     Earnings before interest, taxes, depreciation, amortization, restructuring charges and extraordinary gain was $17.1 million (4.3% of net sales) in Fiscal 1997, compared to $26.5 million (6.4% of net sales) in Fiscal 1996, a decrease of $9.4 million, or 35%. The Company believes this information is helpful in understanding cash flow from operations that is available for debt service and capital expenditures. This measure is not contained in Generally Accepted Accounting Principles and is not a substitute for operating income, net income or net cash flows from operating activities.

Fiscal 1996 Compared with Fiscal 1995
-------------------------------------

     Net Sales

     The following table sets forth the net sales of each of the Company's three principal business segments for Fiscal 1996 and the fiscal year ended December 30, 1995 ("Fiscal 1995") and the percentage contribution of each of those segments to total net sales:

                                                                      Percentage
                                                                      Increase/
                                     Fiscal 1996       Fiscal 1995    (Decrease)
                                   --------------    --------------    --------
                                                (dollars in millions)

Men's                              $  344.7   83%    $  416.7   86%     (17.3%)
Children's                             45.8   11%        39.9    8%      14.8%
Retail Outlet Stores                   27.2    6%        29.2    6%      (7.0%)
                                   --------  ----    --------  ----
        Total                      $  417.7  100%    $  485.8  100%     (14.0%)
                                   ========  ====    ========  ====

     The decline in net sales in the men's apparel segment was $72.0 million. Of this amount, $58.8 million was attributable to the planned discontinuation of various product lines and the redirection of other product lines to different channels of distribution. Of the balance, $7.4 million resulted from a decision by Sears to source its knit and woven Canyon River Blues tops through its own internal sourcing operations and $3.6 million was due to reduced sales of Perry Ellis sportswear as a result of a reduction of $12.3 million in sales to off-price retailers, partially offset by an increase of $8.7 million in sales to department stores.

     Sales of children's sleepwear and underwear increased by $5.9 million, or 14.8%, in Fiscal 1996. This increase was primarily a result of the continuing expansion of the Joe Boxer children's product lines.

     Gross Profit

     The following table sets forth the gross profit and gross profit margin (gross profit as a percentage of net sales) for each of the Company's business segments for each of Fiscal 1996 and Fiscal 1995:

                                           Fiscal 1996              Fiscal 1995
                                       -------------------      ---------------
                                                       (dollars in millions)

Men's                                 $  74.2      21.5%    $   79.1      19.0%
Children's                               11.5      25.1%        10.8      26.9%
Retail Outlet Stores                      9.2      33.9%        10.7      36.7%
                                      -------      -----    --------
        Total                         $  94.9      22.7%    $  100.6      20.7%
                                      =======      =====    ========

     The decline in gross profit in the men's apparel segment and for the Company as a whole was primarily attributable to the reduction in net sales discussed above. The gross profit margin for the men's apparel segment and the Company as a whole, however, improved significantly, primarily as a result of (i) a greater percentage of sales of the Company's higher margin Perry Ellis product lines as a percentage of net sales, (ii) planned reductions in sales of lower-margin brands and products, (iii) increased efficiencies at the Company's manufacturing facilities in Mexico, and (iv) reduced markdowns of accessories due to improved consumer acceptance of the Company's neckwear product lines. The gross profit margin for the men's apparel segment was adversely affected, however, by charges of (i) $3.0 million (0.8% of men's apparel net sales) for markdowns related to the discontinuation of the JJ. Farmer and Manhattan sportswear product lines and a change in the primary channel of distribution for products sold under the John Henry label and (ii) $1.9 million (0.5% of men's apparel net sales) related to the closing of manufacturing and distribution facilities in Americus and Thomson, Georgia.

     The gross profit margin of the children's sleepwear and underwear segment declined as a result of an increased percentage of off-price sales of licensed character products in that segment's total sales mix. The gross profit margin of the Company's retail outlet stores business declined primarily as a result of margin pressures as well as charges of $0.3 million (1.0% of net sales) due to markdowns of discontinued product lines at the Company's outlet stores.

     Selling, General and Administrative Expenses

     S,G&A expenses for Fiscal 1996 were $83.1 million (19.9% of net sales) compared with $82.6 million (17.0% of net sales) for Fiscal 1995. While implementation of the Company's strategic plan resulted in the elimination of certain S,G&A expenses in Fiscal 1996, such eliminations were partially offset by higher amortization costs attributable to the installation of new store fixtures for Perry Ellis sportswear shops in department stores and Canyon River Blues shops in Sears stores, which installations commenced in 1995. The amortization of these store fixtures accounted for approximately $1.6 million of the total S,G&A expenses in Fiscal 1996 as compared with $0.4 million in Fiscal 1995. The Company's merchandise coordinator and retail specialist programs, which provide support for the presentation and coordination of the Company's products in retail stores was also enlarged in 1996, primarily to support the expansion of the Perry Ellis sportswear shop program; this increase accounted for a further $1.2 million of the S,G&A expense increase in Fiscal 1996. Total expenses related to these programs were $3.3 million in Fiscal 1996, as compared with $2.1 million in Fiscal 1995.

     Other Income

     Other income for Fiscal 1996 included a gain of $2.7 million related to the sale of a leasehold interest in a facility located in Glen Rock, New Jersey.

     Provision for Restructuring

     The Company recorded a restructuring charge of $11.7 million in Fiscal 1996. Of this amount, (i) $5.7 million was primarily related to the write-off of goodwill and the write-down of other assets of the JJ. Farmer product line, (ii) $2.9 million was attributable to the write-off of certain assets related to the licensing of the Gant brand name for certain of the Company's dress shirt and accessories product lines and the accrual of a portion of future royalties payable under the Gant licenses that are not expected to be covered by future sales, (iii) $1.8 million was primarily related to employee costs associated with the closing of a manufacturing and distribution facility in Thomson, Georgia, (iv) $0.7 million was primarily related to employee costs associated with the closing of a manufacturing facility in Americus, Georgia and (v) $0.6 million related to other severance costs.

     Income from Continuing Operations Before Interest, Income Taxes and
       Extraordinary Gain

     The following table sets forth income from continuing operations before interest, income taxes and extraordinary gain for each of the Company's three business segments, expressed both in dollars and as a percentage of net sales, for each of Fiscal 1996 and Fiscal 1995:

                                      Fiscal 1996           Fiscal 1995
                                    ----------------       ---------------
                                            (dollars in million)

Men's (a)                            $6.2        1.8%     $19.6       4.7%
Children's                            5.4       11.8%      5.2       13.0%
Retail Outlet Stores                 (4.2)     (15.4%)    (2.7)      (9.2%)
                                  -------     -------     -----
                                      7.4        1.8%     22.1        4.6%
Corporate expenses (b)               (5.8)                (8.8)
Licensing division income             5.0                  5.6
                                   -------              -------
Income from continuing
 operations before interest, income
 taxes and extraordinary gain        $6.6       1.6%     $18.9        3.9%
                                     ====       ====     =====

(a) Includes restructuring charges of $11.7 million in Fiscal 1996 and $3.6 million in Fiscal 1995. (b) Includes other income of $2.7 million in Fiscal 1996 related to the sale of a leasehold interest.

     The $12.3 million reduction in income from continuing operations before interest, income taxes and extraordinary gain in Fiscal 1996 was primarily a result of the $11.7 million restructuring charge (compared with $3.6 million in Fiscal 1995) and $6.3 million of other charges associated with the implementation of the strategic business plan, which was partially offset by a $2.7 million gain on the sale of a leasehold interest, as previously discussed.

     Interest Expense, Net

     Net interest expense was $15.5 million for Fiscal 1996 compared with $19.0 million for Fiscal 1995. The $3.5 million decrease is a result of lower average borrowings during Fiscal 1996 primarily due to reduced average levels of inventory.

     Loss from Continuing Operations

     In Fiscal 1996, the Company reported a loss from continuing operations of $9.0 million, or $0.60 per share, as compared with a loss from continuing operations before extraordinary gain of $0.4 million, or $0.02 per share, in Fiscal 1995.

     Extraordinary Gain

     The extraordinary gain of $1.0 million recorded in the fourth quarter of Fiscal 1995 related to the reversal of excess liabilities previously provided for the anticipated settlement of claims arising from the Company's prior Chapter 11 cases.

     Earnings   Before   Interest,   Taxes,   Depreciation,   Amortization,
Restructuring Charges and Extraordinary Gain

     Earnings before interest, taxes, depreciation, amortization, restructuring charges and extraordinary gain was $26.5 million (6.4% of net sales) in Fiscal 1996, compared to $30.4 million (6.3% of net sales) in Fiscal 1995, a decrease of $3.9 million, or 12.8%. The Fiscal 1996 amount was negatively affected by $6.3 million of charges primarily associated with the implementation of the Company's strategic business plan. The Company believes this information is helpful in understanding cash flow from operations that is available for debt service and capital expenditures. This measure is not contained in Generally Accepted Accounting Principles and is not a substitute for operating income, net income or net cash flows from operating activities.

C.   LIQUIDITY AND CAPITAL RESOURCES

     The Company is a party to the Credit Agreement with CIT. The Credit Agreement provides the Company with working capital financing, in the form of direct borrowings and letters of credit, up to an aggregate of $120 million, subject to an asset-based borrowing formula. As collateral for borrowings under the Credit Agreement, the Company has granted to CIT a security interest in substantially all of the assets of the Company.

     On March  3,  1998,  the  Company  announced  that it had  reached  an agreement in principle with its major note and equity holders to restructure its existing indebtedness under the Senior Notes pursuant to the Letter Agreement upon which the Restructuring is based. Implementation of the Restructuring will result in the elimination of $11.0 million of annual interest expense to the Company. In connection with the execution of the Letter Agreement, the Company and CIT executed the Forbearance Agreement, See Section V.D. herein, entitled "BACKGROUND OF RESTRUCTURING -- THE WAIVER AND FORBEARANCE UNDER THE CREDIT AGREEMENT." At the end of Fiscal 1997, direct borrowings and letters of credit outstanding under the Credit Agreement were $33.8 million and $23.2 million, respectively, and the Company had unused availability of $17.5 million.

     At the end of Fiscal 1996, direct borrowings and letters of credit outstanding under the Credit Agreement were $7.7 million and $33.6 million, respectively, and the Company had unused availability of $23.6 million. During Fiscal 1997, the maximum aggregate amount of direct borrowings and letters of credit outstanding at any one time under the Credit Agreement was $112.9 million, at which time the Company had unused availability of $10.5 million. During Fiscal 1996, the maximum aggregate amount of direct borrowings and letters of credit outstanding at any one time under the Credit Agreement was $101.0 million, at which time the Company had unused availability of $19.6 million.

     On October 28, 1996, the Company completed the sale of a leasehold interest in a facility located in Glen Rock, New Jersey. Pursuant to the indenture governing the Senior Notes, the $3,372,000 net cash proceeds of that sale were applied to the repurchase of a like principal amount of the Senior Notes immediately following the end of the 1996 fiscal year.

     The instruments governing the Company's outstanding debt contain numerous financial and operating covenants, including restrictions on incurring indebtedness and liens, making investments in or purchasing the stock or all or a substantial part of the assets of another person, selling property and paying cash dividends. In addition, under the Credit Agreement, the Company is required, during the year, to maintain a minimum level of stockholders' equity and to satisfy a maximum cumulative net loss test. At January 3, 1998, the Company was not in compliance with the two financial covenants contained in the Credit Agreement, and has obtained a waiver from CIT, as of January 3, 1998, as provided by the Forbearance Agreement.

     The Indenture governing the Company's outstanding Senior Notes requires the Company to reduce its outstanding indebtedness (excluding outstanding letters of credit) to $20 million or less for fifteen consecutive days during each twelve month period commencing on the first day of February. This covenant has been satisfied for the balance of the term of the Senior Notes. The Company's cash used in operating activities for Fiscal 1997 was $9.8 million, which primarily reflects the operating loss of $10.7 million and an increase in accounts receivable of $5.7 million, offset by non-cash charges, such as depreciation and amortization, of $8.9 million.

     Cash used in Fiscal 1997 for investing activities was $10.2 million, of which $7.1 million was related to capital expenditures and $3.1 million to the installation of store fixtures in department stores. During Fiscal 1998, the Company plans to make capital expenditures of approximately $6.4 million and to spend an additional $2.0 million for the installation of store fixtures in department stores.

     Cash provided by financing activities in Fiscal 1997 was $22.9 million, which represented short-term borrowings under the Credit Agreement of $26.1 million, offset by the retirement of long-term debt of $3.4 million.

     In contemplation of the Restructuring, the Company elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. Holders of at least 25% in the aggregate principal face amount of the Senior Notes may accelerate all indebtedness under the Senior Notes pursuant to the terms of the Indenture, and in the event that Stockholders fail to approve the Restructuring Proposals and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan, such an acceleration of indebtedness under the Senior Notes could result in the Company becoming subject to a proceeding under the Federal bankruptcy laws without having solicited acceptances for the Prepackaged Plan prior to the commencement of such proceeding. In addition, the Company's working capital lender, CIT, agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Credit Agreement, arising by virtue of the Company's failure to pay such interest on the Senior Notes. Failure to consummate the Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     The Company's principal sources of liquidity, both on a short-term and a long-term basis, are cash flow from operations and borrowings under the Credit Agreement. Based upon its analysis of its consolidated financial position, its cash flow during the past twelve months and the cash flow anticipated from its future operations, the Company believes that its future cash flows together with funds available under the Credit Agreement, will be adequate to meet the financing requirements it anticipates during the next twelve months, provided that the Company consummates the Restructuring and secures an extension of the Credit Agreement or a new working capital facility. There can be no assurance, however, (i) that the Company will consummate the Restructuring, or (ii) that future developments and general economic trends will not adversely affect the Company's operations and, hence, its anticipated cash flow.

     The Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," during the year ending January 2, 1999. SFAS 130 establishes standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. This Statement requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statements, and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Adoption of this Statement will require the Company to report changes in the excess of additional pension liability over unrecognized prior service cost and foreign currency translation adjustment accounts, currently shown in the stockholders' equity section of the balance sheet, as an increase or decrease to reported net income in arriving at comprehensive income.

     The Company is required to adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during the year ending January 2, 1999. The Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. It amends FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries. The Company is currently considering what effect adoption of this statement will have on the Company.

     The Company is required to adopt SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," for the period ended January 2, 1999. This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful. The statement is effective for fiscal year ending January 2, 1999. Restatement of disclosures for earlier periods provided for comparative purposes is required. The Company has not yet determined the impact the adoption of this statement will have on the Company's financial statements.

D.   YEAR 2000 COMPLIANCE

     The Company has completed an assessment of its information systems ("IS"), including its computer software and hardware, and the impact that the year 2000 will have on such systems and the Company's overall operations. The Company's current software systems, without modification, will be adversely affected by the inability of the systems to appropriately interpret date information after 1999. As part of the process of improving the Company's IS to provide enhanced support to all operating areas, the Company has entered into an interim working agreement with Electronic Data Systems Corporation ("EDS"), which constitutes the initial phase of a long-term contract to outsource its IS. Such long-term outsourcing contract will provide for or eliminate any issues involving year 2000 compliance because all software provided under the outsourcing contract will be year 2000 compliant. The Company anticipates that its cost for such outsourcing will be approximately $9.0 million annually, which is consistent with the Company's current IS expenditures. The Company anticipates that it will complete its outsourcing and systems conversion in time to accommodate year 2000 issues. If the Company fails to complete such conversion in a timely manner, such failure will have a material adverse effect on the business,
financial   condition  and  results  of  operations  of  the  Company.

E.   SEASONALITY

     Although the Company typically introduces and withdraws various individual products throughout the year, its principal products are organized into the customary retail Spring, Fall and Holiday seasonal lines. The Company's products are designed as much as one year in advance and manufactured approximately one season in advance of the related retail selling season.

F.   BACKLOG

     The Company does not consider the amount of its backlog of orders to be significant to an understanding of its business primarily due to increased utilization of EDI technology, which provides for the electronic transmission of orders from customers' computers to the Company's computers. As a result, orders are placed closer to the required delivery date than had been the case prior to EDI technology. As of March 7, 1998, the Company's backlog of orders was approximately $94.9 million, 2.3% less than the backlog of orders of approximately $97.1 million that existed at March 1, 1997.

G.   FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

     This Disclosure Statement contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results, there can be no assurance that the statement of the expectation or belief will result or be achieved or accomplished. The words "believe," "expect," "estimate," "project," "seek," "anticipate" and similar expressions may identify forward-looking statements. The Company's future operating results and financial condition are dependent upon the Company's ability to successfully design, manufacture, import and market apparel. Taking into account the foregoing, the following are identified as important factors that could cause results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company:

          1.   Substantial Level of Indebtedness and the Ability to
               Restructure Debt
               ----------------------------------------------------

     The Company had current indebtedness of $138.7 million as of January 3, 1998. Of this amount, $104.879 million represents the aggregate principal amount of the Senior Notes. The Company will not generate sufficient cash flow from operations to repay this amount at maturity. Accordingly, the Company has entered into the Letter Agreement as described above. Given the Company's past inconsistent operating performance, together with the reluctance of investors to invest in companies suffering from high debt-to-equity ratios and the Company's inability to raise funds in the capital markets to recapitalize the Company, absent the Restructuring, the Company does not believe it will be able to refinance its indebtedness under the Senior Notes. Failure by the Company to consummate the Restructuring as contemplated could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement, and, thus, would be likely to have a material adverse effect on the Company.

          2.   Competition
               -----------

     The apparel industry in the United States is highly competitive and characterized by a relatively small number of multi-line manufacturers (such as the Company) and a large number of specialty manufacturers. The Company faces substantial competition in its markets from manufacturers in both categories. Many of the Company's competitors have greater financial resources than the Company. The Company also competes for private label programs with the internal sourcing organizations of many of its own customers.

          3.  Apparel Industry Cycles and Other Economic Factors
              --------------------------------------------------

     The apparel industry historically has been subject to substantial cyclical variation, with consumer spending on apparel tending to decline during recessionary periods. A decline in the general economy or uncertainties regarding future economic prospects may affect consumer spending habits, which, in turn, could have a material adverse effect on the Company's results of operations and financial condition.

          4.  Retail Environment
              ------------------

     Various retailers, including some of the Company's customers, have experienced declines in revenue and profits in recent periods and some have been forced to file for bankruptcy protection. To the extent that these financial difficulties continue, there can be no assurance that the Company's financial condition and results of operations would not be adversely affected.

          5.  Seasonality of Business and Fashion Risk
              ----------------------------------------

     The Company's principal products are organized into seasonal lines for resale at the retail level during the Spring, Fall and Holiday Seasons. Typically, the Company's products are designed as much as one year in advance and manufactured approximately one season in advance of the related retail selling season. Accordingly, the success of the Company's products is often dependent on the ability of the Company to successfully anticipate the needs of the Company's retail customers and the tastes of the ultimate consumer up to a year prior to the relevant selling season.

          6.   Foreign Operations
               ------------------

     The Company's foreign sourcing operations are subject to various risks of doing business abroad, including currency fluctuations (although the predominant currency used is the U.S. dollar), quotas and, in certain parts of the world, political instability. Any substantial disruption of its relationship with its foreign suppliers could adversely affect the Company's operations. Some of the Company's imported merchandise is subject to United States Customs duties. In addition, bilateral agreements between the major exporting countries and the United States impose quotas, which limit the amount of certain categories of merchandise that may be imported into the United States. Any material increase in duty levels, material decrease in quota levels or material decrease in available quota allocation could adversely affect the Company's operations. The Company's operations in Asia, including those of its licensees, are subject to certain political and economic risks including, but not limited to, political instability, changing tax and trade regulations and currency devaluations and controls. The Company's risks associated with the Company's Asian operations may be higher in 1998 than has historically been the case, due to the fact that financial markets in East and Southeast Asia have recently experienced and continue to experience difficult conditions, including a currency crisis. As a result of recent economic volatility, the currencies of many countries in this region have lost value relative to the U.S. dollar. Although the Company has experienced no material foreign currency transaction losses since the beginning of this crisis, its operations in the region are subject to an increased level of economic instability. The impact of these events on the Company's business, and in particular its sources of supply and royalty income cannot be determined at this time.

          7.   Dependence on Contract Manufacturing
               ------------------------------------

     The Company currently produces 59% of all of its products (in units) through arrangements with independent contract manufacturers. The use of such contractors and the resulting lack of direct control could subject the Company to difficulty in obtaining timely delivery of products of acceptable quality. In addition, as is customary in the industry, the Company does not have any long-term contracts with its fabric suppliers or product manufacturers. While the Company is not dependent on one particular product manufacturer or raw material supplier, the loss of several such product manufacturers and/or raw material suppliers in a given season could have a material adverse effect on the Company's performance.

     Because of the foregoing factors, as well as other factors affecting the Company's operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors are cautioned not to use historical trends to anticipate results or trends in the future. In addition, the Company's participation in the highly competitive apparel industry often results in significant volatility in the Company's common stock price.

                     V. BACKGROUND OF THE RESTRUCTURING

     The following summary of the background of the Restructuring, including the principal terms of the Letter Agreement, the Forbearance Agreement and the Voting Agreement, does not purport to be complete and is qualified in its entirety by reference to those documents, including the definitions of certain terms contained therein. Copies of the Letter
Agreement  and the  Forbearance  Agreement  are filed as Exhibit  10.42 and
Exhibit 10.43, respectively, to the Company's Registration Statement on Form S-4. The form of the Voting Agreement is attached to the Company's Registration Statement on Form S-4, of which this Disclosure Statement is a part, as Exhibit 9.1. Whenever particular provisions of such documents are referred to herein, such provisions are incorporated herein by reference, and the statements are qualified in their entirety by such reference.

A.   BACKGROUND OF THE RESTRUCTURING

     On February 22, 1985, Salant NY and its two largest subsidiaries, Thomson and Obion filed with the Bankruptcy Court separate voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (Case Nos. 85-B-10229 (PBA) through 85-B-10231 (PBA), inclusive). Salant NY's other United States, Canada and Mexico subsidiaries did not seek relief under the Bankruptcy Code or other foreign insolvency laws, respectively. On May 19, 1987, the Bankruptcy Court issued an order confirming the 1987 Chapter 11 Plan. The 1987 Chapter 11 Plan was consummated on June 2, 1987. On June 2, 1987, pursuant to the provisions of the 1987 Chapter 11 Plan, the assets of Salant NY, Thompson and Obion were substantively consolidated, and Salant NY, Thompson and Obion and the inactive subsidiaries of Salant NY merged with a wholly-owned subsidiary of Salant NY. The Company is the surviving corporation of such merger.

     On June 27, 1990, the Company and its wholly-owned subsidiary, Denton Mills, each filed with the Bankruptcy Court a separate voluntary petition for relief under Chapter 11 of the Bankruptcy Code (the "1990 Chapter 11 Case"). On July 30, 1993, the Bankruptcy Court issued an order confirming the Third Amended Joint Plan of Reorganization of the Company and Denton Mills (the "1993 Chapter 11 Plan"). The 1993 Chapter 11 Plan was consummated on September 20, 1993. Pursuant to the 1993 Chapter 11 Plan, on September 20, 1993, the Company issued the Senior Notes. While issuance of the Senior Notes facilitated the Company's emergence from Chapter 11, the Company, as a result, was capitalized with a significant amount of long-term debt. In connection with the formulation of the 1993 Chapter 11 Plan, management of the Company believed that, based upon projected operating results, the Company would be able to refinance the Senior Notes prior to their final Maturity. The entire aggregate principal amount of the Senior Notes (which is currently in the aggregate amount of $104.879 million) becomes due on December 31, 1998. Since emerging from bankruptcy in September 1993, the Company has from time to time explored various strategies regarding its overall business operations, and in particular, various possible transactions that would result in a refinancing of its long-term debt obligations. In that connection, during the period from the beginning of Fiscal 1997 through the date of the Registration Statement of which this Disclosure Statement is a part, including since the announcement of the proposed Restructuring on March 3, 1998, the Company has from time to time received indications of interest from various third parties to purchase all or a portion of the Company's businesses or assets. During this period, the Company's refinancing efforts have been significantly hampered by its inconsistent operating results and the fact that investors in the marketplace generally do not look favorably upon investing in highly-leveraged apparel companies.

     In the latter half of Fiscal 1997, the Company, working with the Company's various investment banking firms, the Board and management analyzed and assessed its financial situation and explored the availability of capital in both the private and public debt and equity markets for the purpose of recapitalizing the company . The investment banking firms advised the Company that they did not believe the Company could recapitalize by use of the capital markets, in light of the Company's past inconsistent operating performance, together with the reluctance of investors to invest in companies suffering from high debt-to-equity ratios.

     The Company's unfavorable operating results continued throughout the fourth quarter of Fiscal 1997. Net sales for the fourth quarter of Fiscal 1997 were $116.4 million, a 1.1% increase from the comparable quarter in 1996, however, the Company's net losses amounted to $5.6 million (as compared to a net income of $6.1 million in 1996), and the loss from continuing operations before interest, income taxes and extraordinary gain was $2.4 million (as compared to $10.6 million of income from continuing operations before interest and income taxes for the same quarter of 1996). These results heightened the Company's concern that, absent a restructuring or other extraordinary transaction, it would be difficult for the Company to make the principal payment under its Senior Notes due on December 31, 1998 of $104.879 million. Moreover, during the fourth quarter of Fiscal 1997, the Company closed 42 of its retail outlets (representing all retail outlets other than the Perry Ellis outlet stores), determined to close one of its distribution centers and changed the sourcing of a portion of its Perry Ellis product line. While these changes were essential to streamline the Company by eliminating non-core businesses and correcting certain operational issues, these actions had a detrimental effect on the Company's earnings and profitability in Fiscal 1997. As a result, heading into fiscal year 1998, the Company was concerned that, in light of its inconsistent operating performance and the Company's inability to access the capital markets in order to refinance or retire its indebtedness under the Senior Notes, the Company's ability to maintain the support and confidence of its trade vendors was at risk. In that connection, the Company, in consultation with its financial advisors, decided that it needed to immediately address the Company's high level of indebtedness in order to avoid any permanent adverse effects on its business operations, future productivity and growth potential. In addition, as a result of the Company's performance during Fiscal 1997, as of January 3, 1998, the Company had failed to meet certain of the financial covenants contained in the Credit Agreement (the "CIT Financial Covenants"). In this connection, the Company reviewed the advisability of making the $5.5 million interest payment on the Senior Notes due and payable on March 2, 1998 with a view towards maximizing liquidity in order to appropriately fund operations during the pendency of the restructuring transactions. Commencing in December 1997, the Company began discussions with CIT regarding a possible restructuring of the Company's indebtedness under the Senior Notes (including various issues relating to the Company's failure to meet the CIT Financial Covenants and the upcoming March 1998 interest payment on the Senior Notes). The Company believed that given the potential instability that is associated with any restructuring process, that it would be most productive to adopt a strategy to maximize liquidity and thereby protect the total enterprise value of the Company. The Company also concluded that the Noteholders and the Stockholders would best be served by converting the Senior Notes into equity of the Company, thus allowing the Company to eliminate a significant portion of its debt and substantially improve its balance sheet.

     In furtherance of the Company's continuing efforts to deleverage, the Company approached Magten to discuss the possible terms and conditions of a restructuring of the indebtedness under the Senior Notes, including the
Senior Notes held by Magten (the "Magten Notes"). In addition, in connection with the Company's efforts to restructure, the Company developed the Three-Year Business Plan. See Section XXI.B. herein, entitled "FINANCIAL PROJECTIONS AND ASSUMPTIONS USED -- THE THREE-YEAR BUSINESS PLAN." During the months of January and February, 1998, the Company continued to actively discuss a restructuring of the Company with Magten and Apollo, the beneficial owner of 5,924,352 shares (the "Apollo Shares") of Old Common Stock, representing approximately 39.6% of the issued and outstanding shares. During this period, the Company continued its negotiated with CIT to ensure its support of the Restructuring. The efforts culminated in the Letter Agreement.

     In connection with the discussions concerning the Restructuring by the parties, and in order to determine the allocation of the equity of the Company among the Stockholders and Noteholders upon consummation of the Restructuring, the parties assumed total enterprise value for the Company of $185 million. The parties also assumed that the average outstanding balance under the Company's working capital facility for the post-restructured Company would be $60 million. Thus, the total net equity value of the Company after giving effect to the Restructuring was assumed to be $125 million. Neither the Company, Magten nor Apollo has expressed any opinion as to the accuracy of any of the foregoing assumptions, including, without limitation, the enterprise value of the Company. Such assumptions were made solely for purposes of allocating the equity of the Company post-Restructuring among the Noteholders and Stockholders pursuant to the Restructuring and should not in any way be viewed as indicative of any party's opinion as to the total enterprise value of the Company.

     As a result of the foregoing assumptions and calculations, the parties agreed in the Letter Agreement that they would each support the
Restructuring (subject to certain conditions), pursuant to which (i) Noteholders would receive 92.5% of the New Common Stock of the Company, which value would imply a distribution of equity to Noteholders valued at $110 million after giving effect to the conversion of the Senior Notes and after taking into consideration the value of the Warrants as determined below (which is approximately the aggregate outstanding amount under the Senior Notes - i.e., $104.879 million in aggregate principal amount and $5.5 million in accrued and unpaid interest as of March 2, 1998); and (ii) Stockholders would receive (a) 7.5% of the New Common Stock of the Company, which value would imply a distribution of equity to Stockholders valued at $8.9 million after taking into consideration the value of the Warrants as determined below, and (b) seven year Warrants representing the right to purchase 10% of the New Common Stock of the Company (on a fully diluted basis). Using the Black-Scholes option pricing formula, which incorporates such factors as the relationship of the underlying stock's price to the strike price of the Warrants and the time remaining until the Warrants expire, a value of $6.1 million is implied for the Warrants.

B.   THE LETTER AGREEMENT

     On March 2, 1998, Magten, Apollo and the Company entered into the Letter Agreement setting forth the basic terms and conditions of the Restructuring. Pursuant to the Letter Agreement, the parties agreed, among other things, to support the Restructuring on the following terms: (i) the entire long term debt (which, as of March 2, 1998, was $110.379 million, consisting of $104.879 million of aggregate principal amount of, and $5.5 million of accrued interest on, the Senior Notes) would be converted into 92.5% of the Company's issued and outstanding New Common Stock immediately following consummation of the Restructuring, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, and (ii) the Old Common Stock would be converted into 7.5% of the Company's issued and outstanding New Common Stock immediately following consummation of the Restructuring, subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan, the Warrant Shares, and in the case of the Exchange Restructuring only, the shares of New Common Stock issued under the Old Plans, plus Stockholders would receive seven year Warrants to purchase up to 10% of the Company's New Common Stock, on a fully diluted basis. In addition, pursuant to the Letter Agreement and in order to effect the Restructuring, the Company agreed to (a) effectuate the Reverse Split in order to "normalize" the post-restructuring trading of the New Common Stock by reducing the number of outstanding shares and, thus, increasing the per share stock price; (b) elect a new Board, consisting of between five and seven members comprised of Mr. Jerald Politzer, as Chairman, between three and five members nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward prior to the commencement of the Exchange Offer, and one member nominated by the current Board; (c) enter into a registration rights agreement for the benefit of Noteholders who will hold 10% or more of the New Common Stock immediately after consummation of the Restructuring, on terms and conditions reasonably acceptable to Magten and the Company; (d) enter into a New Credit Agreement to replace the Company's existing working capital facility under the Credit Agreement on terms reasonably satisfactory to Magten and Apollo; (e) adjust all existing stock options and other equity based plans to reflect the Restructuring and/or adopt the Stock Award and Incentive Plan; and (f) amend the Company's existing Rights Plan to permit the Restructuring to be consummated without causing any rights thereunder to become exercisable as a result. Pursuant to the Letter Agreement, Magten agreed, among other things, to tender (or with respect to managed accounts, use its reasonable best efforts to cause to be tendered) all of the Magten Notes in acceptance of the Exchange Offer, provided that certain conditions were satisfied, including that (i) all applicable federal and state securities laws are complied with, and (ii) the terms of the Exchange Offer and the remaining components of the Restructuring are consistent with the terms of the Exchange Offer and Restructuring as described in the Letter Agreement. As contemplated by the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on April 2, 1998.

     In connection with the Exchange Restructuring, each of the existing members of the Board has delivered to the Company a resignation letter resigning from the Board effective as of the Exchange Restructuring Date. In accordance with the Company's Certificate of Incorporation, by resolution of the Board, the number of directors has been fixed at [____], effective as of the Effective Date. As provided for in the Letter Agreement, the new Board will consist of: (i) Mr. Jerald Politzer, as the Chairman of the Board; (ii) between three and five members to be nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward prior to the commencement of the Solicitation, and
(iii) one member designated by the current Board. As described above, as contemplated by the Letter Agreement, it is expected that Magten will provide the Company with its Board nominees prior to the commencement of the Solicitation. In addition, the current Board has designated Marvin Schiller to be the current Board's nominee to the new Board. If any nominee should be unavailable for election at the Stockholders' Meeting, the proxies will be voted for the election of such other person as may be recommended by the Board. See Section IX.G. herein, entitled "SUMMARY OF THE PREPACKAGED PLAN -- IMPLEMENTATION OF THIS PLAN."

     Magten's obligations under the Letter Agreement will terminate upon the occurrence of any of the following events (a "Magten Agreement Termination Event") unless waived in writing by Magten:

          (a)  the  Company  has not  obtained  the  requisite  shareholder
               approval   for   the   Restructuring    Proposals   at   the
               Stockholders' Meeting on or before July 31, 1998;

          (b) the Exchange Offer shall not have commenced on or before June 15, 1998;

          (c) the Exchange Restructuring Date shall not have occurred on or before July 31, 1998;

          (d) the Company or Apollo shall have disclaimed publicly in writing (or in a writing sent to Magten) its intention to pursue the Restructuring;

          (e) there occurs any material change in the terms or the feasibility of the Restructuring that materially affects the Noteholders, not previously consented to in writing by Magten;

          (f) the Company shall be the subject of a voluntary or involuntary petition under the Bankruptcy Code priorto the occurrence of the Exchange Restructuring Date, other than the Prepackaged Restructuring, provided, however, that the filing of an involuntary petition will only be deemed to constitute a Magten Agreement Termination Event when and if such involuntary petition for relief has continued undismissed for 60 days or an order or decree approving the involuntary petition has continued unstayed and in effect for 60 days; and

          (g) to the extent the right of Magten to vote or direct the disposition of the Senior Notes results from an arrangement in existence as of March 2, 1998 under which Magten has been engaged to perform investment management services on behalf of a beneficial owner of Senior Notes, (i) such engagement will be terminated by such beneficial owner or as a result of any statutory, regulatory or bona ---- fide business requirement or condition not related to the Letter Agreement, or (ii) such beneficial owner directs Magten to dispose of some or all of the Senior Notes beneficially owned by such beneficial owner; provided that, in any case, the Magten Agreement Termination Event only applies to Senior Notes held by the beneficial owner as to which engagement has been terminated or as to which such disposal direction has been issued.

     Apollo's obligations under the Letter Agreement will terminate upon the occurrence of any of the following events (an "Apollo Agreement Termination Event") unless waived in writing by Apollo:

          (a) the Exchange Restructuring Date shall not have occurred on or before July 31, 1998;

          (b) there occurs any material change in the terms or the feasibility of the Restructuring that materially and adversely affects the Stockholders, not previously consented to by Apollo; and

          (c)  the  Company   shall  be  the  subject  of  a  voluntary  or
               involuntarily petition under the Bankruptcy Code prior to the occurrence of the Exchange Restructuring Date other than the Prepackaged Restructuring, provided, however, that the filing of an involuntary petition will only be deemed to constitute an Apollo Agreement Termination Event when and if such involuntary petition for relief has continued undismissed for 60 days or an order or decree approving the involuntary petition has continued unstayed and in effect for 60 days.

     In addition, the respective obligations of Magten, Apollo and the Company to consummate each of the transactions contemplated by the Restructuring are also subject to the satisfaction of each of the following conditions:

          (a) neither Magten, the Company nor Apollo has failed to comply with any of its obligations set forth in the Letter Agreement;

          (b) the negotiation, preparation and execution of mutually satisfactory definitive transaction agreements and other documents incorporating the terms and conditions of each of the transactions contemplated by the Restructuring set forth in the Letter Agreement and such other terms and conditions as the parties may reasonably require;

          (c) all authorizations, consents and regulatory approvals required, if any, in connection with the consummation of the transactions contemplated by the Restructuring and the continuation of the Company's businesses as currently constituted shall have been obtained; and

          (d) the holders of 100% (or such lesser percentage as agreed upon by Magten) of the Senior Notes shall have tendered their Senior Notes in connection with the Exchange Offer.

     In the event that less than 100% of the aggregate principal amount of the Senior Notes are tendered in the Exchange Offer but at least two-thirds in principal amount and a majority in number of the Noteholders voting and at least two-thirds of the Stockholders voting have voted in favor of the Prepackaged Plan, the Company intends to file the Prepackaged Plan under Chapter 11 of the Bankruptcy Code. Pursuant to the Letter Agreement, Magten has agreed to tender (or with respect to managed accounts, use its reasonable best efforts to cause to be tendered), subject to certain conditions, all of the Magten Notes pursuant to the Exchange Offer and, in the event the Prepackaged Plan is pursued, to vote all of the Magten Notes in favor of the Prepackaged Plan. In addition, pursuant to the Letter Agreement, Apollo has entered into a Voting Agreement with the Company pursuant to which Apollo has agreed to vote all of the Apollo Shares in favor of each of the Restructuring Proposals and, in the event the Prepackaged Plan is pursued, to vote all of the Apollo Shares in favor of the Prepackaged Plan.

C.   THE VOTING AGREEMENT

     In accordance with the terms of the Letter Agreement, on April _, 1998, Apollo and the Company entered into the Voting Agreement. Pursuant to the Voting Agreement, Apollo agreed that, subject to Apollo's receipt of proxy or other solicitation in respect of the Restructuring that are consistent with the terms of the Letter Agreement, (A) at any meeting of the Stockholders, however called, and in any action by consent of the Stockholders, Apollo will vote all of the Apollo Shares in favor of each of the transactions contemplated by the Restructuring with respect to which a vote of the Stockholders is called, including, without limitation, each of the Restructuring Proposals; (B) Apollo will vote all of the Apollo Shares in favor of any plan of reorganization for which votes to accept or reject such plan of reorganization have been solicited; provided, that, such plan of reorganization is consistent with the terms of the Restructuring set forth in the Letter Agreement; (C) so long as it is the beneficial owner of the Apollo Shares, Apollo will not at any time prior to the termination of the Letter Agreement, support or encourage, directly or indirectly, any financial restructuring concerning the Company other than the Restructuring or any transaction or other action that is inconsistent with the terms of the Restructuring; and (D) Apollo will not sell, transfer or assign any of the Apollo Shares or any voting interest therein during the term of the Letter Agreement except to a purchaser who agrees in writing prior to such acquisition to be bound by the terms of this Agreement and by all the terms of the Letter Agreement with respect to the Apollo Shares being acquired by such purchaser.

     In addition, pursuant to the Voting Agreement, Apollo also agreed that if it fails to comply with the provisions of the Letter Agreement, as determined by the Company in its sole discretion, such failure will result, without any further action by Apollo, in the irrevocable appointment of the Company, until termination of the Voting Agreement, as Apollo's attorney and proxy pursuant to the provisions of Section 212(c) of the Delaware General Corporation Law ("DGCL"), with full power of substitution, to vote, and otherwise act (by written consent or otherwise) with respect to the Apollo Shares which Apollo is entitled to vote at any meeting of Stockholders (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in the Voting Agreement.

     The Company's refinancing efforts during Fiscal 1997 included discussions with DDJ Capital Management, LLC ("DDJ") regarding a possible refinancing transaction. As of March 16, 1998, DDJ was the beneficial owner of 1,809,100 shares of Old Common Stock, which represents approximately 12.1% of the issued and outstanding shares of Old Common Stock. In connection with these discussions, DDJ entered into a confidentiality agreement (the "DDJ Confidentiality Agreement") with the Company relating to DDJ's review of various materials relative to such proposed refinancing. The DDJ Confidentiality Agreement contained certain restrictions on the ability of DDJ to buy or sell shares of Old Common Stock. In accordance with the terms of the Letter Agreement, the Company requested that DDJ enter into a voting agreement with the Company similar to the Voting Agreement entered into with Apollo. DDJ, however, informed the Company that it does not wish to enter into such a voting agreement. In addition, on or about March 3, 1998, DDJ requested that the Company terminate the restrictions on DDJ's ability to buy or sell shares of Old Common Stock set forth in the DDJ Confidentiality Agreement. On March 4, 1998, the Company granted this request by DDJ.

D.   THE WAIVER AND FORBEARANCE UNDER THE CREDIT AGREEMENT

     CIT agreed to support the Company's restructuring efforts under the Letter Agreement and, on March 2, 1998, the Company entered into the
Forbearance Agreement with CIT, wherein CIT (i) waived certain existing financial covenant defaults under the Credit Agreement as of January 3, 1998; (ii) agreed to forbear (subject to certain conditions) from exercising any of its rights or remedies arising under the Credit Agreement arising from the Company's failure to make the interest payment on the Senior Notes due and payable on March 2, 1998; (iii) agreed to continue making loans, advances and other financial accommodations to the Company; and (iv) agreed to amend certain provisions of the Credit Agreement, including an increase in the advance rate for revolving loans made pursuant to the Credit Agreement. Under the Forbearance Agreement, such agreement to forbear by CIT will terminate on July 1, 1998 or earlier upon the happening of (a) the occurrence of any Event of Default (as defined in the Credit Agreement) other than a Payment Default (as defined in the Forbearance Agreement); or (b) the failure of the Company to execute and deliver to CIT before June 1, 1998, (i) a commitment letter executed by CIT providing for the agreement between CIT and the Company to enter into a new $135 million syndicated credit facility (in replacement of the financing and factoring arrangements provided by CIT pursuant to the Credit Agreement) on terms and conditions satisfactory to CIT or (ii) a copy of a commitment letter executed between another lender and the Company providing for a credit facility to the Company which by its terms provides for closing and funding thereof on or before July 1, 1998, and enabling the Company upon such closing and funding to simultaneously terminate the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement) and to satisfy in full all of its then existing Obligations (as defined in the Credit Agreement) to CIT; or (c) the exercise of any right or remedy with respect to any of the Collateral (as defined in the Credit Agreement) by any holder of any Senior Notes or by the Trustee under the Indenture; or
(d) the payment of any interest on the Senior Notes in respect of the Company's failure to make the March 2, 1998 interest payment or otherwise. If the Company fails to execute and deliver to CIT, prior to June 1, 1998, a commitment letter with CIT or another lender providing for an agreement to enter into a New Credit Agreement, the Company intends to request an extension of such deadline from CIT. However, there is no assurance that such an extension would be granted. In addition, while the Company expects that the Restructuring will be consummated prior to July 1, 1998, if the Restructuring is not consummated by such date, the Company intends to request an extension of the forbearance period referred to above from CIT. However, there is no assurance that such an extension would be granted.

     In consideration for CIT's agreement to enter into the Forbearance Agreement, pursuant thereto, the Company agreed to pay CIT a forbearance and waiver fee in the amount of $150,000. In addition, in consideration of a New Credit Agreement proposed by CIT, the Company agreed to pay CIT a non-refundable and fully earned fee of $1,050,000, payable in three equal installments of $350,000 each on April 1, May 1 and June 1, 1998. This fee is non-refundable in whole or in part, provided, however, that notwithstanding the foregoing, (a) if the Company does execute a New Credit Agreement with CIT, such fee will be applied to satisfy any and all closing fees and facility fees under such New Credit Agreement, or (b) if CIT does not extend a New Credit Agreement to the Company because CIT's Executive Credit Committee fails to give credit approval for such facility, then $600,000 of such fee shall be refunded to the Company. In the event that CIT becomes the lender under the New Credit Agreement or under a debtor-in-possession working capital facility, if the Prepackaged Restructuring is pursued, the Forbearance Agreement provides that no other closing fee or facility fee shall be due and payable in connection with any such replacement credit facility provided by CIT.

         VI. PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING

A.   PURPOSE OF THE PREPACKAGED RESTRUCTURING

     The purpose of the Prepackaged Restructuring is to help ensure the long-term viability and to contribute to the success of Salant by deleveraging Salant's capital structure. Specifically, in accordance with the Three-Year Business Plan developed by Salant, the Prepackaged Restructuring is designed to recapitalize Salant by converting all of its long-term debt under the Senior Notes (which as of March 2, 1998 was $110.379 million, consisting of $104.879 million of principal amount and $5.5 million of accrued interest on, the Senior Notes) into New Common Stock. Interest charges for the Company should be substantially reduced and Stockholders' equity should be substantially increased as a result of the Prepackaged Restructuring. Upon consummation of the Prepackaged Restructuring, Salant believes it will not have any long-term debt, other than the term loan portion of its working capital facility. The significantly lower debt-to-equity ratio should help Salant to achieve the objectives as described in the Three-Year Business Plan and make it more attractive to investors. Salant believes that by reducing the uncertainty surrounding its ability to pay or retire the Senior Notes which are due in their entirety on December 31, 1998, the Prepackaged Restructuring should maximize liquidity for its business operations and thereby provide a platform for future growth and enhance its total enterprise value. The achievement of the future operating results set forth in the Three-Year Business Plan is predicated, in part, upon the current senior management of Salant remaining with Reorganized Salant after the Effective Date. The Company further believes that by providing the Company with a deleveraged capital structure, the company that results from the Prepackaged Restructuring should be positioned favorably to withstand the normal market fluctuations in the highly volatile apparel industry.

     In contemplation of the Prepackaged Restructuring, Salant elected not to pay the interest payment of approximately $5.5 million that was due and payable under the Senior Notes on March 2, 1998, subject to a 30-day grace period. Because Salant elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by Salant to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998, the Trustee issued a Notice of Default stating that as a result of Salant's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. Holders of at least 25% in aggregate principal face amount of the Senior Notes may accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture, and in the event the Stockholders fail to approve the Restructuring Proposals and Salant does not immediately seek to implement the Restructuring through the Prepackaged Plan, such an acceleration of outstanding indebtedness under the Senior Notes could result in Salant becoming subject to a proceeding under Federal bankruptcy laws without having solicited acceptances for the Prepackaged Plan prior to the commencement of such proceeding. In addition, Salant's working capital lender, CIT, agreed to forbear until July 1, 1998, subject to certain conditions, from exercising any of its rights or remedies under the Credit Agreement arising by virtue of Salant's failure to pay such interest on the Senior Notes. Failure to consummate the Prepackaged Restructuring could result in the acceleration of all of the indebtedness under the Senior Notes and/or the Credit Agreement.

     ABSENT THE RESTRUCTURING, SALANT DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY ITS OBLIGATIONS UNDER THE SENIOR NOTES WITHOUT A REFINANCING OF SALANT'S INDEBTEDNESS UNDER THE CREDIT AGREEMENT AND/OR THE SENIOR NOTES OR AN ADDITIONAL CAPITAL INFUSION, AND IT IS UNLIKELY THAT SALANT WILL BE ABLE TO OBTAIN SUCH REFINANCING OR ADDITIONAL CAPITAL INFUSION. IF SALANT DETERMINES THAT IT IS OR WILL BE UNABLE TO COMPLETE THE RESTRUCTURING, SALANT WILL CONSIDER ALL OTHER AVAILABLE FINANCIAL ALTERNATIVES, INCLUDING THE SALE OF ALL OR A PART OF ITS BUSINESSES, THE IMPLEMENTATION OF AN ALTERNATIVE RESTRUCTURING ARRANGEMENT OUTSIDE OF BANKRUPTCY, OR THE COMMENCEMENT OF A CHAPTER 11 CASE WITHOUT A PRE-BANKRUPTCY ACCEPTED PLAN OF REORGANIZATION. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY ALTERNATIVE WOULD BE ON TERMS AS FAVORABLE TO NOTEHOLDERS AND STOCKHOLDERS AS THE RESTRUCTURING.

     The Prepackaged Plan provides for, among other things, (i) the issuance and distribution of New Common Stock to Noteholders and (ii) the issuance and distribution of New Common Stock and Warrants to Stockholders. In consideration of such distribution, the Senior Notes held by the Noteholders and the Old Common Stock held by the Stockholders will be canceled.

     THE SUBSIDIARIES OF SALANT ARE NOT PARTIES TO THE PREPACKAGED PLAN, AND WILL NOT BECOME DEBTORS IN CONNECTION WITH THE PREPACKAGED
RESTRUCTURING. THEREFORE, THE SUBSIDIARIES OF SALANT WILL CONTINUE TO OPERATE IN THE ORDINARY COURSE OF BUSINESS. AS SUCH, THE PREPACKAGED PLAN DOES NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE SUBSIDIARIES' OBLIGATIONS TO SUPPLIERS, EMPLOYEES, AND OTHER CREDITORS. IN ADDITION, THE PREPACKAGED PLAN PROVIDES FOR ALL PREPETITION UNSECURED CREDITORS OF SALANT, INCLUDING, WITHOUT LIMITATION, TRADE CREDITORS, TO BE PAID IN FULL IN ACCORDANCE WITH THEIR TERMS, AND SUCH CREDITORS WILL NOT, THEREFORE, BE IMPAIRED BY, AND WILL BE DEEMED TO ACCEPT, THE PREPACKAGED PLAN, AND THEIR VOTE ON THE PREPACKAGED PLAN WILL NOT BE SOUGHT.

     Salant believes that the Prepackaged Restructuring is a significantly more attractive alternative than a bankruptcy case without a preaccepted plan of reorganization. Salant believes that acceptance of the Prepackaged Plan before a bankruptcy case is commenced would be more beneficial to Salant and all of its creditors, equity security holders and other constituents than seeking to obtain confirmation of a plan having the same terms as the Prepackaged Plan after a bankruptcy case is commenced, because the Prepackaged Plan should minimize disputes during such case concerning the reorganization of Salant, significantly shorten the time required to accomplish the reorganization, reduce the expenses of a case under Chapter 11 of the Bankruptcy Code, maximize available liquidity by avoiding the disruption of a protracted Chapter 11 case, minimize the disruption of Salant's business that would result from a protracted and contested bankruptcy case, and therefore result in a larger distribution to Salant's creditors and equity security holders than would any non-prepackaged reorganization under Chapter 11 of the Bankruptcy Code or a liquidation under Chapter 7 of the Bankruptcy Code. See Section XXIII herein, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST."

     There can be no assurance, however, that even if all requisite acceptances of the Prepackaged Plan are received and the Chapter 11 Case is commenced, the Prepackaged Restructuring would ever be completed, that Salant could successfully be reorganized under Chapter 11 of the Bankruptcy Code, that Salant would not suffer a disruption in its business operations as a result of filing the Chapter 11 Case or, even if the Prepackaged Restructuring were eventually completed, that the time period which it would take Salant to emerge from the Chapter 11 Case in connection with the Prepackaged Plan would be significantly shorter than under a non-prepackaged Chapter 11 case. This potential for disruption in Salant's business operations is heightened as a result of the fact that Salant has been a debtor in bankruptcy on two prior occasions. If Salant determines that it is or will be unable to complete the Prepackaged Restructuring, Salant will consider all financial alternatives available to it at such time, which may include the sale of all or part of Salant's business or an equity interest in Salant, the implementation of an alternative restructuring arrangement outside of bankruptcy or the commencement of a Chapter 11 case without a preaccepted plan of reorganization. See Section XXIV herein, entitled "ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PREPACKAGED PLAN." There can be no assurance, however, that any alternative restructuring would result in a reorganization of Salant rather than a liquidation, or that any such reorganization would be on terms as favorable to the Holders of Claims and Holders of Interests as the terms of the Prepackaged Restructuring. If a liquidation or a protracted and non-orderly reorganization were to occur, there is a risk that the ability of the Holders of Claims and Interests to recover their investments would be even more impaired than under the Prepackaged Restructuring and would be substantially delayed and a non-consensual restructuring would likely have a material adverse impact on the Company and its employees, suppliers and customers. See Section XIV herein, entitled "RISK FACTORS."

B.   EFFECTS OF THE PREPACKAGED RESTRUCTURING

     If confirmed, the Prepackaged Plan will implement the Prepackaged Restructuring by providing for, among other things (i) the issuance of New Common Stock to the Noteholders in exchange for Senior Notes, and (ii) the issuance of New Common Stock and Warrants to Stockholders in exchange for Old Common Stock.

     If the Chapter 11 Case is commenced and the Prepackaged Plan is confirmed, all Noteholders and Stockholders will be bound by the terms of the Prepackaged Plan, whether or not they have voted to accept the Prepackaged Plan in accordance with the Prepackaged Plan and the Voting Instructions. To be counted, Ballots and Master Ballots to vote to accept or reject the Prepackaged Plan described herein must be submitted in accordance with the voting instructions accompanying the Ballots and Master Ballots (the "Voting Instructions"). See Section XXV herein, entitled "VOTING AND CONFIRMATION OF THE PREPACKAGED PLAN."

          1.   Dilution of Equity Interests
               ----------------------------

     Under the Prepackaged Plan, each Noteholder of record will be entitled to receive, in full and final satisfaction of such Holder's Allowed Class 3 Senior Note Claim, 175.977555 shares of New Common Stock for each $1,000 principal face amount of Senior Notes held by such Holder, thus enabling such Holder to participate in the economic results and any future growth of Reorganized Salant. The issuance to Noteholders of shares of New Common Stock upon consummation of the Prepackaged Plan will result in significant dilution of the equity interests of the existing holders of Old Common Stock. Following consummation of the Prepackaged Plan, the 18,456,350 shares of New Common Stock issued directly to Holders of Allowed Class 3 Senior Note Claims pursuant to the Prepackaged Plan will represent 92.5% of the total issued and outstanding shares of New Common Stock as of the Effective Date (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan and the Warrant Shares). See
Section IX.D. herein, entitled "SUMMARY OF THE PREPACKAGED PLAN -- SECURITIES TO BE ISSUED AND TRANSFERRED UNDER THE PREPACKAGED PLAN."

     Under the Prepackaged Plan, each Holder of a Class 6 Old Common Stock Interest will be entitled to receive, in full and final satisfaction of such Holder's Allowed Class 6 Old Common Stock Interest, (i) one-tenth of a share of New Common Stock for each share of Old Common Stock held by such Holder and (ii) .14814815 Warrants. As of March 16, 1998, there were 14,964,608 shares of Old Common Stock issued and outstanding. Assuming consummation of the Prepackaged Restructuring, the Stockholders will receive, in exchange for their shares of Old Common Stock, an aggregate of 1,496,461 shares of New Common Stock, constituting 7.5% of the New Common Stock issued and outstanding immediately after the Effective Date (subject to dilution for shares of New Common Stock issued under the Stock Award and Incentive Plan and the Warrant Shares). As a result, upon consummation of the Prepackaged Restructuring, the equity interests of the Stockholders represented by the Old Common Stock, as a percentage of the total number of issued and outstanding shares of the New Common Stock, will be significantly diluted from 100% of the Old Common Stock to 7.5% of the New Common Stock (subject to further dilution as a result of the issuance of shares of New Common Stock under the Stock Award and Incentive Prepackaged Plan and the Warrant Shares). In addition, the Stockholders will receive the Warrants, which in the aggregate represent the right to purchase up to 10% of the New Common Stock issued and outstanding immediately after the Effective Date (on a fully diluted basis). The Warrants would be exercisable for seven years from the Effective Date. Each Stockholder would receive, for each share of Old Common Stock held, .14814815 Warrants. The Warrants would have an Exercise Price of $6.2648 and each Warrant would be exercisable for one share of New Common Stock, in each case, subject to adjustment. If all of the Warrants are exercised, the percentage of New Common Stock held by exchanging Noteholders would be reduced from 92.5% to 83.25% and the percentage of New Common Stock held by Stockholders would be reduced from 7.5% to 6.75% (assuming that none of the Warrants are held by the Stockholders at the time the Warrants are exercised). In addition, there can be no assurance that Salant will not need to issue additional shares of New Common Stock in the future in order to achieve its Three-Year Business Plan or if it does not achieve its projected results, which could lead to further dilution to holders of Reorganized Salant's New Common Stock.

          2.   Provisions For Employees
               ------------------------

     If Salant files the Prepackaged Plan, Salant intends for salaries or wages, as the case may be, accrued paid vacation, health-related benefits, severance benefits and similar employee benefits to be unaffected. Employee benefit claims that accrue prior to the Filing Date will receive unimpaired treatment under the terms of the Prepackaged Plan. See Section IX herein, entitled "SUMMARY OF THE PREPACKAGED PLAN."

     In order to ensure the continuity of its work force and to further accommodate the unimpaired treatment of employee benefits, Salant intends to seek the approval of the Bankruptcy Court, immediately upon commencement of the Chapter 11 Case, to honor payroll checks outstanding as of the Filing Date, to permit Salant employees to utilize their paid vacation time which was accrued prior to the commencement of the Chapter 11 Case and to continue paying medical benefits under applicable employee health plans. Salant also intends to seek authorization from the Bankruptcy Court to honor, pay and/or perform in the ordinary course, wages, salaries, paid vacation and other employee benefits which accrue after the Filing Date. There can be no assurance, however, that any necessary approval will be obtained. Employee claims and benefits not paid or honored, as the case may be, prior to the consummation of the Prepackaged Plan, will be paid or honored upon consummation or as soon thereafter as such payment or other obligation becomes due or payable. Salant also intends to leave unaltered all other legal, equitable and contractual rights of employees under its employment and severance policies, compensation and benefit plans and all other agreements, contracts and programs applicable to its employees, other than any equity or equity-based incentive plans (the "Existing Equity-Based Plans"). See Section IX herein, entitled "SUMMARY OF THE PREPACKAGED PLAN."

                          VII. THE CHAPTER 11 CASE

A.   TIMETABLE FOR THE CHAPTER 11 CASE

     Following the Filing Date, Salant expects the Chapter 11 Case to proceed on the following estimated timetable. There can be no assurance, however, that the Bankruptcy Court's orders to be entered on or after the Filing Date or actions that may be taken by various parties-in-interest will permit the Chapter 11 Case to proceed as expeditiously as anticipated.

     On the Filing Date, Salant intends to seek an order that the Disclosure Statement hearing, at which the Bankruptcy Court would consider whether the Solicitation complied with Section 1126(b) of the Bankruptcy Code so as to permit the prepetition votes on the Prepackaged Plan to be counted towards confirmation, be held immediately prior to the hearing on the Confirmation of the Prepackaged Plan. Salant anticipates that the hearing on confirmation of the Prepackaged Plan would occur on or about 30 days after the commencement of the Chapter 11 Case. Salant anticipates that at least 25 days' notice of the Confirmation Hearing and of the time for filing objections to confirmation of the Prepackaged Plan will be given to all creditors and interest holders.

     Assuming that the Prepackaged Plan is confirmed at the initial Confirmation Hearing, the Prepackaged Plan provides that the Effective Date will be a date which is 11 days after the Confirmation Date, or, if such date is not a Business Day, the next succeeding Business Day, or such earlier date after the Confirmation Date as agreed to in writing between Salant and Magten so long as no stay of the Confirmation Order is in effect on such date; provided, however, that if, on or prior to such date, all conditions to the Effective Date set forth in Article Thirteen of the Prepackaged Plan have not been satisfied, or waived, then the Effective Date will be the first Business Day following the day on which all such conditions to the Effective Date have been satisfied or waived.

     Under the foregoing timetable, Salant would emerge from the Chapter 11 Case within 45 to 60 days after the Filing Date. There can be no assurance, however, that this projected timetable will be achieved.

B.   COMMITTEES

     To facilitate negotiations and otherwise provide for a unified and efficient representation of unsecured creditors and equity interest holders with similar rights and interests, the United States Trustee will generally appoint one or more statutory committees as soon as practicable after the Filing Date, pursuant to section 1102 of the Bankruptcy Code. Ordinarily, one committee will be appointed to represent unsecured creditors, but the United States Trustee may appoint additional committees to represent equity interest holders and/or creditors if deemed necessary to assure adequate representation of creditors or equity interest holders. A creditors' committee will ordinarily consist of those creditors willing to serve who hold the seven largest unsecured claims against the debtor of those claims to be represented by the committee, or of the members of a prepetition committee if it was fairly chosen and is representative. The fees and expenses of such committees, including those of legal counsel and financial advisors, are paid for from the debtor's estate subject to Bankruptcy Court approval. However, given the prepackaged nature of the Prepackaged Plan and the unimpaired treatment of unsecured creditors, the United States Trustee may elect not to appoint an unsecured Creditors' Committee in the Chapter 11 Case.

     Holders of equity interests are not ordinarily represented by an official committee, but such a committee may be appointed if the United States Trustee deems it appropriate or if the Bankruptcy Court determines such an official committee to be necessary to assure the adequate representation of interest holders. Committees appointed by the United States Trustee would be considered parties-in-interest and would have a right to be heard on all matters concerning the Chapter 11 cases, including the confirmation of a plan of reorganization and, additionally, would be entitled to consult with the debtor concerning the administration of the Chapter 11 case and perform such other functions and services that would further the interests of those creditors or interest holders they represent.

C.   ACTIONS TO BE TAKEN UPON COMMENCEMENT OF CASE

     Salant does not expect the Chapter 11 Case to be protracted. To expedite its emergence from Chapter 11, Salant intends to seek the relief detailed below, among other relief, from the Bankruptcy Court on the Filing Date. Such relief, if granted, will facilitate the administration of the Chapter 11 Case, but there can be no assurance, however, that the Bankruptcy Court will grant the relief sought.

          1.   Applications to Retain Professionals
               ------------------------------------

     Upon commencement of the Chapter 11 Case, Salant intends to file applications to retain the reorganization professionals who will assist and advise Salant in connection with administration of the Chapter 11 Case. Salant also may seek authority to retain certain professionals to assist with the operation of its businesses in the ordinary course. Such so-called "ordinary course professionals" will not be involved in the administration of the Chapter 11 Case.

          2. Motion to Waive Filing of Schedules and Statement of Financial Affairs
               ----------------------------------------------------

     Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007 direct that debtors must prepare and file certain schedules of claims, executory contracts and unexpired leases and related information (the "Schedules") and a statement of financial affairs (the "Statement") when a Chapter 11 case is commenced. The purpose of filing the Schedules and the Statement is to provide a debtor's creditors, equity interest holders and other interested parties with sufficient information to make informed decisions regarding the debtor's reorganization. However, a bankruptcy court may modify or dispense with the filing of the Schedules and the Statement pursuant to Section 521 of the Bankruptcy Code. Salant believes that the Chapter 11 Case constitutes an ideal case wherein the filing of the Statement and the Schedules should not be required. Therefore, Salant intends to request that the Bankruptcy Court order that Salant not be required to file the Schedules and the Statement.

          3. Motion To Mail Notices And To Provide Only Publication Notice Of Meeting Of Creditors To Unimpaired Creditors
               ------------------------------------------------------

     Pursuant to the Bankruptcy Rules, the Clerk of the Bankruptcy Court, or another party that the Bankruptcy Court may direct, must provide notice of the commencement of the Chapter 11 Case and of the meeting of creditors held pursuant to section 341 of the Bankruptcy Code (the "Section 341 Meeting") to all creditors. In addition, at least two other notices, notice of the hearing on approval of confirmation of the Prepackaged Plan and notice of the entry of an Order confirming the Prepackaged Plan, must be given to all creditors and equity security holders. Due to the size of the Chapter 11 Case and the large number of creditors and equity security holders, Salant will request that Salant, or its noticing agent, be authorized to mail all required notices in the Chapter 11 Case.

          4. Motion to Continue Using Existing Bank Accounts, Payroll Accounts and Business Forms
               --------------------------------------------------------

     Because Salant expects the Chapter 11 Case to be pending for less than two months, and because of the administrative hardship that any operating changes would impose on it, Salant intends to seek authority to continue using its existing bank accounts, payroll accounts and business forms and to follow its internal investment and deposit guidelines. Absent the Bankruptcy Court's authorization of the continued use of Salant's current bank accounts, payroll accounts and business forms, Salant's normal business activities would be disrupted, to the detriment of Salant's estate and its creditors.

     Continued use of its existing bank accounts, payroll accounts and business forms will facilitate Salant's smooth and orderly transition into Chapter 11, minimize the disruption to its businesses while in Chapter 11, and expedite Salant's emergence from Chapter 11. Requiring Salant to cancel its existing bank accounts, payroll accounts and establish new accounts or create new business forms would likely increase the costs of the Chapter 11 Case and only frustrate Salant's efforts to reorganize expeditiously.

          5. Motion for Authority to Pay Prepetition Employee Wages and Associated Benefits
               ------------------------------------------------------------

     Salant believes that any delay in paying prepetition compensation or benefits to its employees would destroy Salant's relationships with employees and irreparably harm employee morale at a time when the dedication, confidence and cooperation of Salant's employees are most critical. Accordingly, Salant will seek authority to pay compensation and benefits to its employees which were accrued but unpaid as of the Filing Date.

          6. Motion for Authority to Maintain Workers' Compensation Insurance Policies and to Pay Prepetition Workers'
               Compensation Claims
               ------------------------------------------------------

     To ensure that Salant's workers' compensation, automobile and general liability insurance coverages remain in effect, Salant shall seek authority to maintain its workers' compensation, automobile and general liability insurance policies. Likewise, to the extent necessary, Salant shall also seek authority to pay retroactive prepetition premiums on certain other workers' compensation insurance policies and to honor prepetition workers' compensation claims. The failure to maintain such insurance by the payment of the premiums could subject Salant or their officers to criminal penalties.

          7.   Chapter 11 Financing
               --------------------

     In order to ensure that Salant's business operations can continue without interruption during the Chapter 11 Case, Salant intends, subject to Bankruptcy Court approval, to enter into a debtor-in-possession financing arrangement with CIT on the same terms and conditions as its existing pre-bankruptcy working capital facility with CIT under the Credit Agreement. CIT has indicated to Salant its willingness to provide such a debtor-in-possession facility to Salant.

          8.   Motion to Honor Commission and Expense Checks
               ---------------------------------------------

     Prior to the commencement of the Chapter 11 Case and in the ordinary course of business, Salant owed its sales agents (the "Agents") certain prepetition commissions and expenses accrued in the rendition of services of its Agents, Salant needs to be authorized to pay and reimburse its Agents for all current, accrued and unpaid commissions and expenses. Salant believes that it is essential to the continued operation of its business and to a successful restructuring that it retain its Agents, therefore, Salant will request that it be allowed to pay those certain prepetition commissions and expenses.

          9.   Motion Restraining and Enjoining Utilities from
               Discontinuing Service
               -----------------------------------------------

     In connection with its ongoing business operations, Salant obtains electricity, natural gas, water, telephone services, trash removal and other utility services from various utility companies. Salant will seek an order directing the utility companies not to refuse or discontinue service. If services are disrupted, even for a brief period, irreparable harm will be caused to Salant's efforts to restructure, therefore, Salant will request that the utilities be enjoined from interrupting and discontinuing service.

          10. Motion to Pay Custom Duties, Broker Charges, Shipping Charges and Related Possessory Liens
               -----------------------------------------------------

     It is essential to Salant's efforts to reorganize that the flow of goods into the United States continue uninterrupted. Any failure to pay custom duties, broker charges, shipping charges and related possessory liens will likely result in a refusal by the U.S. Customs Service to clear goods and, in addition, overseas carriers, storage facilities and port authorities may refuse to release goods, thereby hindering the delivery of merchandise to Salant or its customers at a critical point in its Restructuring. Salant intends to forestall any break in the flow of goods by requesting that it be allowed to pay the appropriate charges described herein.

          11.  Disclosure Statement/Confirmation Hearings
               ------------------------------------------

     As discussed above, Salant anticipates that as soon as practicable after commencing its Chapter 11 Case, it will seek an order of the Bankruptcy Court scheduling concurrent hearings to consider (i) the adequacy of this Disclosure Statement and Salant's solicitation of votes under ss. 1126 of the Bankruptcy Code and (ii) confirmation of the Prepackaged Plan. Salant anticipates that notice of these hearings will be published in [The Wall Street Journal (National Edition)], and will be mailed to all known Holders of Claims and Interests, at least twenty-five days before the date by which objections must be filed with the Bankruptcy Court. See Section XXIII herein, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST."

                        VIII. OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the persons who are members of the Board or executive officers of the Company. The Board consists of ten members, divided into three classes, the first class consists of three members, the second class consists of two members and the third class consists of four members.

A.   DIRECTORS

     Presently, there is one vacancy on the Board. The term of office of Class One will expire at the 2000 Annual Meeting; the term of office of Class Two will expire at the 1999 Annual Meeting; and the term of office of Class Three will expire at the 2001 Annual Meeting.

                                                              DIRECTOR/OFFICER
         NAME            AGE   POSITIONS AND OFFICES          OF SALANT SINCE
         ----            ---   ---------------------          ---------------

Jerald S. Politzer...    52    Director - Class One,
                               Chairman of the Board                 April 1997
                               and Chief Executive Officer
Harold Leppo..........   61    Director - Class One              September 1993
Edward M.  Yorke......   39    Director - Class One              September 1993
Bruce F.  Roberts.....   74    Director - Class Two              September 1993
Marvin Schiller.......   64    Director - Class Two                    May 1983
Robert H.  Falk.......   59    Director - Class Three                  May 1996
Ann Dibble Jordan.....   63    Director - Class Three            September 1993
Robert Katz...........   31    Director - Class Three               August 1995
John S.  Rodgers......   68    Director - Class Three                March 1973
Philip A.  Franzel....   50    Executive Vice President and
                               Chief Financial                      August 1997
                               Officer
Todd Kahn.............   34    Executive Vice President,
                               General Counsel                        June 1993
                               and Secretary


     No arrangement or understanding exists between any director or officer and any other person or persons pursuant to which any such person was or is to be selected as a director or officer. None of the directors or officers has any family relationship between them.

     The business experience, principal occupations and employment during the past five years of each of the directors, together with their periods of service as directors and executive officers of the Company, as applicable, are set forth below.

     Jerald S. Politzer, age 52, joined the Company as a director on March 24, 1997, Chief Executive Officer commencing April 1, 1997 and Chairman of the Board on May 13, 1997. From July 1989 to November 1996 he had been Executive Vice President of Melville Corporation, a diversified retailer. Mr. Politzer is a director of Norton McNaughton, Inc., a manufacturer of women's apparel.

     Harold Leppo, age 61, has been an independent retail consultant for more than the past five years. Mr. Leppo is a director of Filene's Basement, an operator of retail clothing stores; Napier Co., a jewelry manufacturer; and Royce Hosiery Mills, Inc., a hosiery manufacturer. Mr. Leppo has served as a director of the Company since September 1993.

     Edward M. Yorke, age 39, has been an officer, since 1992, of Apollo Advisors, L.P., which, together with an affiliate, serves as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds. AIF II, L.P. is the general partner of Apollo, the largest stockholder of the Company. From 1990 to 1992, Mr. Yorke was a vice president in the high yield capital markets group of BT Securities Corp. Mr. Yorke is a director of Aris Industries, Inc., an apparel manufacturer; Big Flower Press, Inc., a commercial printer; and Telemundo Group, Inc., an operator of television stations. Mr. Yorke has served as a director of the Company since September 1993.

     Robert H. Falk, age 59, has been a principal, since April 1992, of Apollo Advisors, L.P., which, together with an affiliate, serves as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds. AIF II, L.P. is the general partner of Apollo, the largest stockholder of the Company. Mr. Falk is a director of Converse, Inc., a manufacturer of athletic and leisure footwear; Culligan Water Technologies, Inc., a manufacturer of water purification and treatment products; and Samsonite Corporation, a luggage manufacturer. Mr. Falk has served as a director of the Company since May 1996.

     Ann Dibble Jordan, age 63, has been an independent consultant for the last five years. Ms. Dibble Jordan is a director of Johnson & Johnson Corporation, a manufacturer and marketer of consumer healthcare products; The Travelers Corporation, a financial services and insurance firm; The Hechinger Company, a retailer of home improvement products; and Automatic Data Processing, Inc., a computer services company. Ms. Dibble Jordan has served as a director of the Company since September 1993.

     Robert Katz, age 31, has been associated since 1990 with and is an officer of Apollo Advisors, L.P., which, together with an affiliate, serves as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds. AIF II, L.P. is the general partner of Apollo, the largest stockholder of the Company. Mr. Katz is a director of Alliance Imaging, Inc., a medical imaging company; Aris Industries, Inc., an apparel manufacturer; and Vail Resorts Inc., a resort operator. Mr. Katz has served as a director of the Company since August 1995.

     John S. Rodgers, age 68, is an independent consultant. From September 1993 until July 1995, Mr. Rodgers was Executive Vice President, Secretary and Senior Counsel of the Company. Prior to that time, Mr. Rodgers was Chairman of the Board of the Company since March 1991. Prior to June 1993, Mr. Rodgers had been General Counsel for more than the previous five years and prior to August 1995 he had been Secretary for more than the previous five years. Mr. Rodgers has served as a director of the Company since 1973.

     Bruce F. Roberts, age 74, has been Executive Director of the Textile Distributors Association, a trade association, from September 1990. Prior to that time, Mr. Roberts was Senior Vice President--Corporate Relations at Spring Industries, a textile manufacturer. Mr. Roberts has served as a director of the Company since September 1993.

     Marvin Schiller, age 64, was Managing Director of A.T. Kearney, Inc., a management consulting firm, from May 1983 until his retirement as of January 1995. Dr. Schiller is a director of LePercq-Istel Fund, Inc., a mutual fund; Strategic Agricultural Management Corp., a software developer and marketer; and Tutor Time Learning Systems Inc., a childcare and educational company. Dr. Schiller has served as a director of the Company since May 1983.

     Mr. Franzel, age 50, was elected Executive Vice President and Chief Financial Officer on August 18, 1997. From June 1993 until joining the Company, Mr. Franzel was Executive Vice President and Chief Financial Officer for Ermenegildo Zegna Corp., a leading international manufacturer and marketer of men's apparel. Prior to June 1993, Mr. Franzel was Group Chief Financial Officer for GJM International, Inc.

     Mr. Kahn, age 34, was elected Vice President and General Counsel on June 1, 1993, Assistant Secretary on September 22, 1993, Secretary on August 15, 1995 and Executive Vice President on May 13, 1997. Prior to June 1993, Mr. Kahn was an attorney with the law firm of Fried, Frank, Harris, Shriver & Jacobson, outside counsel to the Company.

B.   EXECUTIVE OFFICERS

     Executive officers of the Company are elected by and serve at the discretion of the Board. For a brief description of the business experience for the previous five years of all executive officers who are directors, see "DIRECTORS" above.

     As of the Effective Date, the directors identified in Exhibit D to the Prepackaged Plan will serve as the initial members of the Board of Reorganized Salant. Such directors shall be elected or appointed, as the case may be, pursuant to the Confirmation Order, but shall not take office and shall not be deemed to be elected or appointed until the occurrence of the Effective Date. Those directors and officers not continuing in office shall be deemed removed therefrom as of the Effective Date pursuant to the Confirmation Order.

                    IX. SUMMARY OF THE PREPACKAGED PLAN

A.   BRIEF EXPLANATION OF CHAPTER 11

     Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself and its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders, respectively, who hold substantially similar claims or interests with respect to the distribution of the value of a debtor's assets. In furtherance of these two goals, upon the filing of a petition for relief under Chapter 11, Section 362 of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor's Chapter 11 case.

     The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the treatment of claims against and interests in a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions, and except as provided in the plan itself or the confirmation order, confirmation discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan, and terminates all rights and interests of prepetition equity security holders.

     The following is an overview of certain material provisions of the Prepackaged Plan. The following summaries of the material provisions of the Prepackaged Plan do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Prepackaged Plan, including all exhibits thereto, all documents described therein and the definitions therein of certain terms used below.

B.   GENERAL INFORMATION CONCERNING TREATMENT OF CLAIMS AND INTERESTS

     The Prepackaged Plan provides for (i) payment in full or other treatment as agreed upon by the Holders of Allowed Administrative Expenses, Allowed Priority Tax Claims, Allowed Priority Claims, and the Allowed CIT Claim, and; (ii) reinstatement or other treatment as agreed upon by the Holders of Allowed Miscellaneous Secured Claims and Allowed General Unsecured Claims or the Miscellaneous Secured Claims and/or General Unsecured Claims will remain unaltered. The Prepackaged Plan provides that Holders of Allowed Senior Note Claims will receive New Common Stock in exchange for their Allowed Senior Note Claims. The Prepackaged Plan also provides that Holders of Allowed Old Common Stock Interests, which will be canceled pursuant to the Prepackaged Plan, will receive New Common Stock and Warrants on account of their Allowed Old Common Stock Interests.
Holders of Other Interests will receive no distribution under the Prepackaged Plan. See "SECURITIES TO BE ISSUED AND TRANSFERRED UNDER THE PREPACKAGED PLAN" in this Section IX.D. for a description of the New Common Stock and the Warrants. The Company intends that pre-Filing Date Claims of vendors will be paid in full in Cash no later than on the Effective Date or the date after the Effective Date that such payment is due in the ordinary course of business, consistent with past practice.

     To allow Salant to complete a financial restructuring in the manner which will maximize its enterprise value, Salant is soliciting prepetition acceptances of the Prepackaged Plan from Holders of Senior Notes Claims and Old Common Stock Interests prior to filing the Chapter 11 Case. Holders of Other Interests do not receive or retain any property under the Prepackaged Plan. Under Section 1126(g) of the Bankruptcy Code, the Holders of Other Interests are deemed not to have accepted the Prepackaged Plan, and the acceptance of such Holders will not be solicited. Salant presently intends to seek to consummate the Prepackaged Plan and to cause the Effective Date to occur as soon as practicable. There can be no assurance, however, as to when the Effective Date will actually occur. Procedures for the distribution of cash and securities pursuant to the Prepackaged Plan, including matters that are expected to affect the timing of the receipt of distributions by Holders of Claims and Interests in certain Classes and that could affect the amount of distributions ultimately received by such Holders, are described in "DISTRIBUTIONS UNDER THE PREPACKAGED PLAN" in this Section IX.D.

     Management of Salant believes that the Prepackaged Plan provides treatment for all Classes of Claims and Interests reflecting an appropriate resolution of their Claims and Interests, taking into account the differing nature of such Claims and Interests. The Bankruptcy Court must find, however, that a number of statutory tests are met before it may confirm the Prepackaged Plan. Many of these tests are designed to protect the interest of Holders of Claims or Interests who do not vote to accept the Prepackaged Plan, but who will be bound by the provisions of the Plan if it is confirmed by the Bankruptcy Court. The "cramdown" provisions of Section 1129(b) of the Bankruptcy Code, for example, permit confirmation of a Chapter 11 plan of reorganization in certain circumstances even if the plan is not accepted by all impaired classes of claims and interests. See
Section XXV herein,  entitled  "VOTING AND  CONFIRMATION OF THE PREPACKAGED
PLAN."

     Salant will request that the Bankruptcy Court confirm the Prepackaged Plan under Bankruptcy Code section 1129(b). Section 1129(b) permits confirmation of the Prepackaged Plan despite rejection by one or more impaired classes if the Bankruptcy Court finds that the Prepackaged Plan "does not discriminate unfairly" and is "fair and equitable" as to the rejecting class or classes. Because Class 7 is deemed not to have accepted the Prepackaged Plan, Salant will request that the Bankruptcy Court find that the Prepackaged Plan is fair and equitable and does not discriminate unfairly as to Class 7 (and any other class that fails to accept the Prepackaged Plan). For a more detailed description of the requirements for acceptance of the Prepackaged Plan and of the criteria for confirmation notwithstanding rejection by certain classes, see Section XXIII herein, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND BEST INTERESTS OF CREDITORS TEST."

C.   CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

     One of the key concepts under the Bankruptcy Code is that only claims and equity interests that are "allowed" may receive distributions under a Chapter 11 plan. The term is used throughout the Prepackaged Plan and the descriptions below. In general, an "allowed" claim or "allowed" equity interest simply means that the debtor agrees, or in the event of a dispute, that the Bankruptcy Court determines, that the claim or equity interest, including the amount, is in fact a valid obligation of the debtor; in other words, that the "claim" or equity interest exists. Section 502(a) of the Bankruptcy Code provides that a timely-filed claim or equity interest is automatically "allowed" unless the debtor or other party-in-interest objects. However, section 502(b) of the Bankruptcy Code specifies certain claims that may not be "allowed" in bankruptcy even if a proof of claim is filed. These include claims that are unenforceable under the governing agreement or applicable nonbankruptcy law, claims for unmatured interest, property tax claims in excess of the debtor's equity in the property, certain claims for services that exceed their reasonable value, lease and employment contract rejection damage claims in excess of specified amounts, late-filed claims, and contingent claims for contribution and reimbursement. In addition, Bankruptcy Rule 3003(c)(2) prohibits the allowance of any claim or equity interest that either is not listed on the debtor's schedules or is listed as disputed, contingent, or unliquidated, if the holder has not filed a proof of claim or equity interest before the established deadline. Senior Note Claims in Class 3 shall be deemed Allowed as provided below.

     Section 1123 of the Bankruptcy Code requires that, for purposes of treatment and voting, a Chapter 11 plan divide the different claims against, and equity interests in, the debtor into separate classes based upon their legal nature. In accordance with Section 1123 of the Bankruptcy Code, claims of a substantially similar legal nature are usually classified together, as are equity interests which give rise to the same legal rights; the "claims" and "equity interests" themselves, rather than their holders, are classified.

     Under a Chapter 11 plan, the separate classes of claims and equity interests must be designated either as "impaired" or "unimpaired" by the plan. If a class of claims is "impaired," the Bankruptcy Code affords certain rights to the holders of such claims, such as the right to vote on the plan (unless the plan provides for no distribution to the holders, in which case, the holder is deemed to reject the plan), and the right to receive under the Chapter 11 plan, no less value than the holder would receive if the debtor were liquidated under Chapter 7. Under Section 1124 of the Bankruptcy Code, a class of claims or interests is "impaired" unless the plan (i) does not alter legal, equitable, and contractual rights of the holders or (ii) irrespective of the holders' acceleration rights, cures all defaults (other than those arising from the debtor's insolvency, the commencement of the case, or nonperformance of a nonmonetary obligation), reinstates the maturity of the claims or interests in the class, compensates the holders for actual damages incurred as a result of their reasonable reliance upon any acceleration rights, and does not otherwise alter their legal, equitable, and contractual rights. Typically, this means the holder of an unimpaired claim will receive on the later of the effective date or the date on which amounts owing are due and payable, payment in full, in cash, with postpetition interest to the extent appropriate and provided under the governing agreement (or if there is no agreement, under applicable nonbankruptcy law), and the remainder of the debtor's obligations, if any, will be performed as they come due in accordance with their terms. Thus, other than its right to accelerate the debtor's obligations, the holder of an unimpaired claim will be placed in the position it would have been in had the debtor's case not been commenced.

     As discussed above, Section 1123 of the Bankruptcy Code provides that a plan of reorganization shall classify the claims of a debtor's creditors and equity interest holders. In compliance therewith, the Prepackaged Plan divides Claims and Interests into seven Classes and sets forth the treatment for each Class. In accordance with Section 1123(a), Administrative Expenses and Priority Tax Claims have not been classified.
Salant also is required, as discussed above under Section 1122 of the Bankruptcy Code, to classify Claims against and Interests in Salant into Classes that contain Claims and Interests that are substantially similar to the other Claims and Interests in such Classes. Salant believes that the Prepackaged Plan has classified all Claims and Interests in compliance with the provisions of Section 1122 of the Bankruptcy Code, but once the Chapter 11 Case has been commenced, it is possible that a Holder of a Claim or Interest may challenge the classification of Claims and Interests and that the Bankruptcy Court may find that a different classification is required for the Prepackaged Plan to be confirmed. In such event, Salant intends, to the extent permitted by the Bankruptcy Court and the Prepackaged Plan, to make such reasonable modifications of the classifications under the Prepackaged Plan to permit confirmation and to use the Prepackaged Plan acceptances received in this Solicitation for the purpose of obtaining the approval of the reconstituted Class or Classes of which the accepting Holder is ultimately deemed to be a member. Any such reclassification could adversely affect the Class in which such Holder was initially a member, or any other Class under the Prepackaged Plan, by changing the composition of such Class and the vote required of that Class for approval of the Prepackaged Plan. Furthermore, a reclassification of a Claim or Interest after solicitation of acceptances of the Prepackaged Plan could necessitate a resolicitation of acceptances of the Prepackaged Plan.

     The classification of Claims and Interests and the nature of distributions to Holders of Impaired Claims or Impaired Interests in each Class are summarized below. See "SECURITIES TO BE ISSUED AND TRANSFERRED UNDER THE PREPACKAGED PLAN" in this Section IX.D. for a description of the manner in which the number of shares of New Common Stock and number of Warrants will be determined and Section XIV herein, entitled "RISK FACTORS," for a discussion of various other factors that could materially affect the value of the New Common Stock, Warrants and Warrant Shares distributed pursuant to the Prepackaged Plan.

     Except for Disputed Claims, distributions will be deemed made on the Effective Date if made on the Effective Date or as soon as practicable thereafter. See "PROVISIONS COVERING DISTRIBUTIONS" in this Section IX.H. for a discussion of Prepackaged Plan provisions that may affect the timing of distributions under the Prepackaged Plan. Distributions on account of Claims that become Allowed Claims after the Effective Date will be made pursuant to Article Ten of the Prepackaged Plan (relating to timing and calculation of amounts to be distributed under the Prepackaged Plan) and Article Eleven of the Prepackaged Plan (relating to distributions on account of Disputed Claims once they are Allowed).

          1.   Unclassified Claims
               -------------------

     The Bankruptcy Code does not require classification of certain priority claims against a debtor. In this case, these unclassified claims include Administrative Expenses and Priority Tax Claims. All distributions referred to below that are scheduled for the Effective Date will be made on the Effective Date or as soon as practicable thereafter.

               (a) Administrative Expenses

     Administrative Expenses are the actual and necessary costs and expenses of Salant's Chapter 11 Case that are Allowed under Sections 503(b) and 507(a)(1) of the Bankruptcy Code. Those expenses will include the postpetition salaries and other employee benefits, postpetition rents, amounts owed to vendors providing goods and services to Salant during the Chapter 11 Case, tax obligations incurred after the Filing Date, and certain statutory fees and charges assessed under section 1930 of title 28 of the United States Code. Other Administrative Expenses include the actual, reasonable fees and expenses of Salant's advisors and the advisors to any official committees appointed in, and incurred during, the Chapter 11 Case.

     Administrative Expenses representing liabilities incurred in the ordinary course of business, consistent with past practice, by Salant or liabilities arising under loans or advances to Salant after the Filing Date, whether or not incurred in the ordinary course of business, will be paid by Salant in accordance with the terms and conditions of the particular transaction and any related agreements and instruments. All other Allowed Administrative Expenses will be paid, in full, in cash, on the Effective Date or as soon thereafter as is practicable, or on such other terms to which Salant and the Holder of such Administrative Expense agree.

     Salant anticipates that most Administrative Expenses will be paid as they come due during the Chapter 11 Case and that the Administrative Expenses to be paid on the Effective Date of the Prepackaged Plan will, for the most part, comprise the allowed fees and expenses incurred by professionals retained in the case and the costs attendant to Salant's assumption of executory contracts and unexpired leases under the Prepackaged Plan. Salant estimates that, assuming the Effective Date occurs forty-five days after the commencement of the Chapter 11 Case, Allowed Administrative Expenses will approximate $[______] (of which approximately $[______] is estimated for the fees and expenses of Salant's professionals). In the event an official committee of unsecured creditors is appointed, that estimate would be increased by approximately $[_______].

     All payments to professionals for compensation and reimbursement of expenses and all payments to reimburse expenses of members of statutory committees will be made in accordance with the procedures established by the Bankruptcy Code and the Bankruptcy Rules relating to the payment of interim and final compensation and expenses. The Bankruptcy Court will review and determine all such requests. In addition to the foregoing,
Section 503(b) of the Bankruptcy Code provides for payment of compensation to creditors, indenture trustees, and other persons making a "substantial contribution" to a Chapter 11 case, and to attorneys for, and other professional advisors to, such persons. Requests for such compensation must be approved by the Bankruptcy Court after notice and a hearing at which Salant and other parties-in-interest may participate, and if appropriate, object to the allowance thereof.

     Under the Prepackaged Plan, each Holder of an Allowed Administrative Expense will be paid in full in Cash on the later of (i) the Effective Date and (ii) the date on which the Bankruptcy Court enters an order allowing such Administrative Expense; provided, however, that Allowed Administrative Expenses representing obligations incurred in the ordinary course of business, consistent with past practice, or assumed by Salant shall be paid in full or performed by Salant or Reorganized Salant in the ordinary course of business, consistent with past practice; provided further, however, that Allowed Administrative Expenses incurred by Salant or Reorganized Salant after the Confirmation Date, including (without limitation) claims for professionals' fees and expenses, shall not be subject to application and may be paid by Salant or Reorganized Salant, as the case may be, in the ordinary course of business and without further Bankruptcy Court approval.

               (b) Priority Tax Claims

     Priority Tax Claims essentially consist of unsecured claims by federal and state governmental units for taxes specified in Section 507(a)(8) of the Bankruptcy Code, such as certain income taxes, property taxes, excise taxes, and employment and withholding taxes. These unsecured claims are given a statutory priority in right of payment. Salant estimates that on the Effective Date, the Allowed Priority Tax Claims will aggregate no more than $[____].

     At the sole option of Salant, each Holder of an Allowed Priority Tax Claim shall receive (i) Cash payments made in equal annual installments beginning on or before the first anniversary following the Effective Date with the final installment being payable no later than the sixth anniversary of the date of the assessment of such agreed Allowed Priority Tax Claim together with interest on the unpaid balance of such Allowed Priority Tax Claim from the Effective Date calculated at the Market Rate; or (ii) such other treatment agreed to by the Holder of such Allowed Priority Tax Claim and Salant or Reorganized Salant, as the case may be. The foregoing treatment of Allowed Priority Tax Claims is consistent with the provisions of Section 1129(a)(9)(C) of the Bankruptcy Code, and the Holders of Allowed Priority Tax Claims are not entitled to vote on the Prepackaged Plan.

          2.   Classified Claims And Interests
               -------------------------------

               (a) Class 1-Priority Claims

     Class 1 Claims are Unimpaired. Class 1 consists of all Allowed Priority Claims. A Priority Claim is a Claim for an amount entitled to priority under Sections 507(a)(3), 507(a)(4), 507(a)(5) or 507(a)(6) of the
Bankruptcy Code, and does not include any Administrative Expense or Priority Tax Claim. These Priority Claims include, among others: (a) unsecured Claims for accrued employee compensation earned within 90 days prior to the Filing Date, to the extent of $4,300 per employee; and (b) contributions to employee benefit plans arising from services rendered within 180 days prior to the Filing Date, but only for such plans to the extent of (i) the number of employees covered by such plans multiplied by $4,300, less (ii) the aggregate amount paid to such employees under Section 507(a)(3) of the Bankruptcy Code, plus the aggregate amount paid by the estate on behalf of such employees to any other employee benefit plan.

     The Prepackaged Plan provides that, on the latest of (i) the Effective Date, (ii) the date on which such Priority Claim becomes an Allowed Priority Claim, or (iii) the date on which Salant and the Holder of such Allowed Priority Claims otherwise agree, each Holder of an Allowed Priority Claim will be entitled to receive Cash in an amount sufficient to render such Allowed Priority Claim Unimpaired under Section 1124 of the Bankruptcy Code. Allowed Priority Claims in Class 1 are not Impaired under the Prepackaged Plan and the Holders of Allowed Priority Claims in Class 1 will be deemed to have accepted the Prepackaged Plan.

               (b) Class 2-CIT Claim

     Class 2 Claims are Unimpaired. Class 2 consists of the CIT Claim. The CIT Claim is any and all Claims in respect of all or any portion of the aggregate outstanding and unpaid amount of principal and interest due and owing under, and subject to the terms and provisions of, the Credit Agreement and any and all related documents. Under the Prepackaged Plan, at the election of Salant prior to the Effective Date, on the Effective Date or as soon as practicable thereafter, CIT will be entitled to receive on account of the CIT Claim one of the following treatments: (i) CIT will receive a distribution in Cash equal to 100% of its Allowed CIT Claim, (ii) the Allowed CIT Claim shall be otherwise rendered Unimpaired in accordance with Section 1124 of the Bankruptcy Code, or (iii) such other treatment as mutually agreed to by Salant and CIT. The Class 2 CIT Claim is Unimpaired and, accordingly, the Holder of such Claims are not entitled to vote for or against the Prepackaged Plan and will be deemed to have accepted the Prepackaged Plan.

               (c) Class 3- Senior Notes Claims

     Class 3 Claims are Impaired. Class 3 consists of all Senior Note Claims. The Senior Note Claims are any and all Claims in respect of all or any portion of the aggregate outstanding and unpaid principal and interest due and owing under, and subject to the terms and provisions of, the Senior Notes, and any other indebtedness of Salant due and owing under the Indenture or the Senior Notes as of the Filing Date. Under the Prepackaged Plan, each Holder of an Allowed Class 3 Senior Note Claim will receive on the Effective Date, or as soon as practicable thereafter, on account of such Holder's Allowed Senior Note Claim, such Holder's pro rata share of 18,456,350 shares of New Common Stock (or 175.977555 shares of New Common Stock for each $1,000 principal face amount of Senior Notes held by such Holder).

     The aggregate Senior Note Claims in Class 3 shall be deemed Allowed in the aggregate amount of $110,379,000, plus interest in the amount of $30,590 for each day after February 28, 1998, until and including the Filing Date. The Senior Note Claims are not disputed, contingent or unliquidated, and no Holder of a Senior Note Claim or the Trustee shall be required to file a proof of claim in order for such Claims to be Allowed pursuant to the Prepackaged Plan. Any Claims filed with respect to the Senior Note Claims shall be disallowed as duplicative of the Claim deemed filed and Allowed as provided in Section 6.3(c) of the Prepackaged Plan. The reasonable fees, costs and expenses of the Trustee as provided for pursuant to the Indenture shall be paid in cash in accordance with Section
14.10 of the Prepackaged Plan.

               (d) Class 4-Miscellaneous Secured Claims

     Class 4 Claims are Unimpaired. Class 4 consists of all Miscellaneous Secured Claims. Miscellaneous Secured Claims are any Claims, other than the CIT Claim and the Senior Note Claims, that is a Secured Claim within the meaning of, and to the extent provided in, Section 506 of the Bankruptcy Code. To the extent, if any, that the value of the collateral securing a Class 4 Miscellaneous Secured Claim is less than the amount of such Allowed Miscellaneous Secured Claim, the difference will be treated as a Class 5 General Unsecured Claim.

     Under the Prepackaged Plan, at the election of Salant prior to the Effective Date, on the Effective Date, or as soon as practicable thereafter, each Holder of an Allowed Class 4 Miscellaneous Secured Claim, will be entitled to receive one of the following treatments: (i) the legal, equitable and contractual rights to which such Allowed Miscellaneous Secured Claim entitles such Holder will remain unaltered, (ii) such Holder's Allowed Class 4 Miscellaneous Secured Claim will be reinstated and rendered Unimpaired in accordance with Section 1124(2) of the Bankruptcy Code, or (iii) such other treatment as mutually agreed to by Salant and such Holder. Class 4 Miscellaneous Secured Claims are Unimpaired and, accordingly, are not entitled to vote for or against the Prepackaged Plan and will be deemed to have accepted the Prepackaged Plan.

               (e) Class 5--General Unsecured Claims

     Class 5 Claims are Unimpaired. Class 5 consists of all General Unsecured Claims. General Unsecured Claims are any Claim against Salant other than the CIT Claim, a Miscellaneous Secured Claim, a Senior Note Claim, a Priority Claim, a Priority Tax Claim or an Administrative Expense.

     The Prepackaged Plan provides that, at the election of Salant, prior to the Effective Date, on the Effective Date or as soon as practicable thereafter, each Holder of an Allowed General Unsecured Claim that has not been fully paid or satisfied prior to the Effective Date will be entitled to receive on account of such Holder's Allowed General Unsecured Claim one of the following treatments: (i) the legal, equitable and contractual rights to which such Allowed General Unsecured Claim entitles such Holder will remain unaltered; (ii) such Holder's Allowed General Unsecured Claim will be reinstated and rendered Unimpaired in accordance with Section 1124 of the Bankruptcy Code; or (iii) such other treatment as mutually agreed to by Salant and such Holder. Allowed General Unsecured Claims in Class 5 are not Impaired under the Prepackaged Plan and the Holders of General Unsecured Claims in Class 5 will be deemed to have accepted the Prepackaged Plan.

     Class 5 also includes any Claims of the Pension Benefit Guaranty Corporation (the "PBGC"). The Company intends that any such Claims of the PBGC will continue and remain unaffected by confirmation and consummation of the Prepackaged Plan.

               (f) Class 6--Holders of Old Common Stock Interests

     Class 6 Interests are Impaired. Class 6 consists of all Old Common Stock Interests. Old Common Stock Interests are any Interests evidenced by Old Common Stock. Under the Prepackaged Plan, on the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Class 6 Old Common Stock Interest will receive on account of such Holder's Allowed Old Common Stock Interest such Holder's pro rata share of: (i) 1,496,461 shares of New Common Stock, and (ii) the Warrants. Each Warrant entitles the holder to purchase one share of New Common Stock for $6.2648 per share, subject to adjustment.

               (g) Class 7--Other Interests

     Class 7 Interests are Impaired. Class 7 consists of all Other Interests. Other Interests consist of any equity interests in Salant, including, without limitation, any rights, options, warrants, calls, subscriptions or other similar rights or agreements, commitments or outstanding securities obligating Salant to issue, transfer or sell any shares of capital stock of Salant, but excluding any Old Common Stock Interest. Under the Prepackaged Plan, on the Effective Date, all Other Interests will be extinguished and no distributions will be made in respect of such Other Interests.

     Class 7 Other Interests do not receive or retain any property under the Prepackaged Plan. Under Section 1126(g) of the Bankruptcy Code, the Holders of Other Interests are deemed not to have accepted the Prepackaged Plan, and the acceptance of such Holders will not be solicited.

     Upon commencement of the Chapter 11 Case, Salant intends that salaries or wages, as the case may be, accrued paid vacation, health related benefits, severance benefits, field management and executive/administrative management incentive plans and similar employee benefits will be unaffected. Employee benefit claims that accrue prior to the Filing Date will receive unimpaired treatment under the terms of the Prepackaged Plan. To ensure the continuity of Salant's work force and to further accommodate the unimpaired treatment of employee benefits, Salant intends to seek immediate authorization from the Bankruptcy Court to honor payroll checks outstanding as of the Filing Date (or to issue replacement checks), to permit employees to utilize paid vacation time accrued prior to the Filing Date (so long as they remain employees of Salant) and to continue paying medical and other benefits under all applicable insurance plans. Salant also intends to seek authorization from the Bankruptcy Court to honor, pay and/or perform in the ordinary course, wages, salaries, paid vacation and other employee benefits which accrue after the Filing Date. There can be no assurance, however, that any necessary approval will be obtained. Employee claims and benefits not paid or honored, as the case may be, prior to consummation of the Prepackaged Plan will be paid or honored upon consummation of the Prepackaged Plan or as soon thereafter as such payment or other obligation becomes due or performable. Salant also intends to leave unaltered all other legal, equitable and contractual rights of employees under its employment and severance policies, compensation and benefit plans and all other agreements, contracts and programs applicable to its employees, other than any employee stock options or stock appreciation rights agreement.

D.   SECURITIES TO BE ISSUED AND TRANSFERRED UNDER THE PREPACKAGED PLAN

     As of the Effective Date, Reorganized Salant will issue the New Common Stock and the Warrants. The New Common Stock will be issued for distribution in accordance with the Prepackaged Plan to Holders of Allowed Class 3 Senior Note Claims and Allowed Class 6 Old Common Stock Interests. The Warrants will be issued for distribution in accordance with the Prepackaged Plan to Holders of Allowed Class 6 Old Common Stock Interests.

          1.   The New Common Stock
               --------------------

     In accordance with the Reorganized Salant Certificate of Incorporation, Reorganized Salant will have 50,000,000 authorized shares of stock, consisting of 45,000,000 shares of New Common Stock, par value $1.00 per share and 5,000,000 authorized shares of preferred stock, par value $2.00 per share. Following consummation of the Prepackaged Plan, 19,952,811 shares of New Common Stock will be issued and outstanding to approximately [ ] holders of record, and no shares of preferred stock will be issued and outstanding. 18,456,350 shares of New Common Stock will be issued to Noteholders as of immediately after the Effective Date and 1,496,461 shares of New Common Stock will be issued to Stockholders as of immediately after the Effective Date in connection with the Prepackaged Restructuring (not including Warrant Shares and shares issuable upon the exercise of stock options granted to the Company's employees and directors under the Stock Award and Incentive Plan). All of the New Common Stock issued and outstanding as of the Effective Date will be fully paid and nonassessable.

               (a) Distributions

     Subject to such preferential rights as may be granted by the Board in connection with future issuances of preferred stock, holders of shares of New Common Stock will be entitled to receive ratably such dividends as may be declared by the Board in its discretion from funds legally available therefor. The Credit Agreement contains negative covenants that restrict, among other things, the ability of the Company to pay dividends and the Company believes that the New Credit Agreement will contain similar restrictions. In the event of a liquidation, dissolution or winding up of the Company, the holders of New Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference owed to holders of any preferred stock. Holders of New Common Stock will have no preemptive rights and have no rights to convert their New Common Stock into any other securities.

               (b) Voting

     Subject to any preferential rights of holders of preferred stock, holders of shares of New Common Stock will be entitled to one vote per share on all matters to be voted on by stockholders. Matters submitted for stockholder approval require a majority vote of the shares, except where the vote of a greater number is required by the DGCL. Article Sixth of the Reorganized Salant's Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders. Article Sixth may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock.

               (c) Election of Directors

     Article Fifth of the Reorganized Salant's Certificate of Incorporation divides the Board into three classes, with each class serving a three year term. Any vacancies in the Board, for any reason, and any directorships resulting from any increase in the number of directors, may be filled only by the affirmative vote of a majority of the Board, although less than a quorum. Article Fifth may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock and subject to the provisions of any preferred stock outstanding.

               (d) Shares  Reserved In Connection  with the 1993 Chapter 11
                   Plan

     In accordance with the 1993 Chapter 11 Plan, the Company reserved for issuance a certain number of shares of Old Common Stock in order to satisfy certain claims that had been asserted in the 1990 Chapter 11 Case pursuant to the terms and conditions of the 1993 Chapter 11 Plan. As of the date hereof, the Company continues to have 206,392 shares of Old Common Stock reserved for such purpose. Upon the consummation of the Restructuring, such shares will be canceled and the Company intends to reserve for issuance approximately 20,639 shares of New Common Stock for the purpose of settling any remaining claims in the 1990 Chapter 11 Case for which a settlement of stock may be appropriate.

          2.   The Warrants
               ------------

     The following is a summary of certain provisions of the Warrant Agreement and the Warrants (as defined below) to be issued thereunder. For more complete information regarding the Warrant Agreement and the Warrants, reference is made to the Warrant Agreement, a copy of which is attached to the Prepackaged Plan as Exhibit A and which is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Warrant Agreement.

               (a) General

     Pursuant to the Prepackaged Plan, the Company will issue to the Stockholders upon surrender of such Stockholders' Old Common Stock certificates, shares of New Common Stock and Warrants to purchase additional shares of New Common Stock at an exercise price of $6.2648 per share. Stockholders will receive, for each share of Old Common Stock held, one-tenth of a share of New Common Stock and .14814815 Warrants. The Stockholders will receive, in the aggregate, 2,216,979 Warrants exercisable, for 2,216,979 shares of New Common Stock or 10% of the New Common Stock after the Effective Date, based on 14,964,608 outstanding shares of Old Common Stock as of the Record Date. The Company, will not be required to issue any fractional shares of New Common Stock or Warrants. Whenever any distribution of Warrants exercisable into fractional shares of New Common Stock would otherwise be called for, the actual distribution will reflect a rounding up or a rounding down to the nearest share of New Common Stock, provided that, whenever any distribution of a Warrant that is exercisable into exactly one-half of a share of New Common Stock, the actual distribution will reflect a rounding up to the nearest share of New Common Stock. The Exercise Price and the number of Warrant Shares are both subject to adjustment in certain cases referred to below. Following the consummation of the Prepackaged Plan, holders of Old Common Stock will be issued Warrants upon receipt by the Company or its designee of a duly completed Letter of Transmittal (to be sent to the Stockholders by the Company promptly after consummation of the Prepackaged Plan).

     The Warrants will be exercisable immediately after the Effective Date and prior to 5:00 p.m., New York City time, on the seventh anniversary of the date of issuance. The exercise and transfer of the Warrants will be subject to applicable Federal and state securities laws.

     The Warrants may be exercised by surrendering warrant certificates ("Warrant Certificates") evidencing the Warrants to be exercised to the Company at the Warrant Agent's principal office, (i) a written notice of such holder's election to exercise such Warrant, which notice will include the number of shares of New Common Stock to be purchased, (ii) payment of the Warrant Price (as defined in the Warrant Agreement) for the account of the Company, and (iii) such Warrant. Payment of the aggregate Warrant Price may be made by certified or official bank check or wire transfer payable to the order of the Warrant Agent on account of the Company. Upon surrender of the Warrant Certificate and payment of the Warrant Price, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of such holder, an executed certificate or certificates representing the aggregate number of full shares of New Common Stock issuable upon such exercise. If any Warrant is exercised in part, the Warrant Agent will, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the holder a new Warrant evidencing the rights of such holder to purchase the unpurchased shares of New Common Stock called for by such Warrant.

     The holders of the Warrants will have no right to vote on matters submitted to the stockholders of the Company and will have no right to receive dividends. In the event of the liquidation, dissolution or winding up of the affairs of the Company, the holders of the Warrants will be entitled to receive, in lieu of each share of New Common Stock such holders would otherwise be entitled to receive upon exercise of the Warrants, the same kind and amount of any stock, securities or assets as may be issuable, distributable or payable in such event with respect to each share of New Common Stock. In the event a bankruptcy or reorganization subsequent to the Restructuring is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court, and the holders of the Warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their Warrants prior to the commencement of any such case.

     In the event of a taxable distribution to holders of New Common Stock that results in an adjustment to the number of shares of New Common Stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See
Section XXII herein, entitled "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PREPACKAGED PLAN."

               (b) Adjustments

     The number of shares of New Common Stock purchasable, among others, that upon exercise of Warrants and the Exercise Price will be subject to adjustment in certain events including, among others, that if the Company:
(i) pays a dividend or makes a distribution on its New Common Stock in shares of its New Common Stock, (ii) subdivides its New Common Stock into a greater number of shares, (iii) combines its outstanding shares of New Common Stock into a smaller number of shares, and (iv) makes a distribution on New Common Stock in shares of its capital stock other than the New
Common Stock; or (v) issues by reclassification of New Common Stock any shares of its capital stock.

               (c) Amendment

     No provision of the Warrant Agreement may be amended without the consent of the Company, holders of 66 2/3% of the then issued and outstanding New Common Stock, the Warrant Agent and a majority of the holders of the Warrants; provided that no Warrant may be modified or amended to reduce the number of shares of New Common Stock for which such Warrant is exercisable or to increase the price at which such shares may be purchased upon exercise of such Warrant without the prior written consent of the holder thereof.

               (d) Governing Law

     The Warrant Agreement and the Warrants will be governed by and construed in accordance with the laws of the State of New York, without regard to the provisions thereof relating to conflicts of law.

          3.   Market And Trading Information
               ------------------------------

     The Old Common Stock is currently traded on the NYSE and is quoted under the symbol "SLT." On March 2, 1998, the day immediately prior to the date that the Company announced its intention to pursue the Restructuring, the closing sale price for the Old Common Stock was $1.6875 per share. On __________, the closing sale price for the Old Common Stock was $[ ] per share. See Section XVI herein, entitled "MARKET FOR OLD COMMON STOCK AND RELATED STOCKHOLDER MATTERS" and see Section IV herein, entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS."

     Application will be made to list the Warrants and the Warrant Shares for trading on the NYSE. There can be no assurance that such application will be approved or that an active market for the Warrants and the Warrant Share will develop or as to the prices at which they might be traded. If the Company is unable to have the New Common Stock and Warrants listed for trading on the NYSE, the Company will use its best efforts to cause all New Common Stock and Warrants to be quoted on the National Market System of NASDAQ or to be listed on another national security exchange. See Section XIV herein, entitled "RISK FACTORS."

E.   SOURCES OF CASH TO MAKE PREPACKAGED PLAN DISTRIBUTIONS

     Except  as  otherwise   provided  in  the  Prepackaged   Plan  or  the
Confirmation Order, all Cash necessary for Reorganized Salant to make payments pursuant to the Prepackaged Plan will be obtained from Reorganized Salant's New Credit Facility.

F.   EXECUTORY CONTRACTS AND UNEXPIRED LEASES

          1.   Generally
               ---------

     Under Section 365 of the Bankruptcy Code, Salant has the right, subject to Bankruptcy Court approval, to assume or reject any executory contracts or unexpired leases. If an executory contract or unexpired lease entered into before the Filing Date is rejected by Salant, it will be treated as if Salant breached such contract or lease on the date immediately preceding the Filing Date, and the other party to the agreement may assert a General Unsecured Claim for damages incurred as a result of the rejection. In the case of rejection of employment agreements and real property leases, damages are subject to certain limitations imposed by Sections 365 and 502 of the Bankruptcy Code. See Article Eight of the Prepackaged Plan.

          2.   Assumption and Rejection
               ------------------------

     Pursuant to the Prepackaged Plan, each executory contract or unexpired lease that is not listed on Exhibit E to the Prepackaged Plan or has not been expressly assumed or rejected by order of the Bankruptcy Court on or prior to the Confirmation Date will, as of the Confirmation Date (subject to the occurrence of the Effective Date), be deemed to have been assumed by Salant unless there is then pending before the Bankruptcy Court a motion to reject such unexpired lease or executory contract. Each unexpired lease and executory contract listed on Exhibit E to the Prepackaged Plan will be specifically rejected pursuant to the Prepackaged Plan as of the Effective Date. Entry of the Confirmation Order by the clerk of the Bankruptcy Court will constitute an order approving such assumptions and rejections, as the case may be, pursuant to Section 365(a) of the Bankruptcy Code. Given that the achievement of the future operating results set forth in the Three-Year Business Plan is predicated upon, among other things, the current senior management of Salant remaining with Reorganized Salant after the Effective Date, Salant intends that the existing employment agreements with its senior management will be assumed pursuant to the Prepackaged Plan.

          3.   Bar Date for Rejection Damages
               ------------------------------

     Pursuant to the Prepackaged Plan, unless otherwise provided by an order of the Bankruptcy Court entered prior to the Confirmation Date, proof of any Claim against Salant arising from the rejection of any executory contract or unexpired lease pursuant to an order of the Bankruptcy Court must be filed with the Bankruptcy Court within the later of (a) the time period established by the Bankruptcy Court in an order of the Bankruptcy Court approving such rejection, or (b) if no such time period is or was established, thirty (30) days from the date of entry of such order of the Bankruptcy Court approving such rejection. Any Entity that fails to file proof of its Claim arising from such a rejection within the period set forth above will be forever barred from asserting a Claim against Salant, Reorganized Salant, or the property or interests in property of Salant or Reorganized Salant. All Allowed Claims arising from the rejection of executory contracts or unexpired leases will be classified as a General Unsecured Claim (Class 5) under the Prepackaged Plan.

G.   IMPLEMENTATION OF THIS PLAN

          1.   Vesting of Property
               -------------------

     Except as otherwise provided in the Prepackaged Plan, on the Effective Date, title to all property of Salant's estate shall pass to Reorganized Salant free and clear of all Claims, Interests and liens (including, without limitation, all liens securing the Senior Note Claims). Confirmation of the Prepackaged Plan (subject to the occurrence of the Effective Date) will be binding and Salant's debts, without in any way limiting the discharge and release provisions contained in Article Twelve of the Prepackaged Plan, will be discharged as provided in Section 1141 of the Bankruptcy Code.

          2.   Transactions on Business Days
               -----------------------------

     Pursuant to the Prepackaged Plan, if the Effective Date or any other date on which a transaction may occur under the Prepackaged Plan will occur on a day that is not a Business Day, the transactions contemplated by the Prepackaged Plan to occur on such day will instead occur on the next succeeding Business Day.

          3.   Restated Certificate of Incorporation; Restated By-Laws
               -------------------------------------------------------

     Pursuant to the Prepackaged Plan, on the Effective Date or as soon thereafter as is practicable, Reorganized Salant will file with the Secretary of State of the State of Delaware, in accordance with Sections 103 and 303 of the DGCL, the Reorganized Salant Certificate of Incorporation and such certificate will be the certificate of incorporation for Reorganized Salant. Pursuant to the Prepackaged Plan, on the Effective Date, the Reorganized Salant By-Laws will become the by-laws of Reorganized Salant.

          4.   Implementation
               --------------

     Pursuant to the Prepackaged Plan, Salant will be authorized to take all necessary steps, and perform all necessary acts, to consummate the terms and conditions of the Prepackaged Plan. Pursuant to the Prepackaged Plan, on or before the Effective Date, the Company may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate or further evidence the terms and conditions of the Prepackaged Plan and the other agreements referred to herein. Salant or Reorganized Salant, as the case may be, may, and will, execute such documents and take such other actions as are necessary to effectuate the transactions provided for in the Prepackaged Plan.

          5.   Issuance of New Securities
               --------------------------

     Pursuant to the Prepackaged Plan, the issuance and distribution of the New Common Stock and the Warrants by Reorganized Salant is authorized and directed without the need for any further corporate action, under applicable law, regulation, order, rule or otherwise.

          6.   Cancellation of Existing Securities and Agreements
               --------------------------------------------------

     Pursuant to the Prepackaged Plan, on the Effective Date, the Senior Notes, the Old Common Stock, and any rights, options, warrants, calls, subscriptions, or other similar rights or other agreements or commitments, contractual or otherwise, obligating Salant to issue, transfer, or sell any shares of Old Common Stock or any other capital stock of Salant will be canceled. Except for purposes of effectuating the distributions under the Prepackaged Plan, on the Effective Date, the Indenture will be canceled.

         7.       Board of Directors of Reorganized Salant
                  ----------------------------------------

     Pursuant to the Prepackaged Plan, on the Effective Date, the operation of Reorganized Salant will become the general responsibility of its Board, subject to, and in accordance with, the Reorganized Salant Certificate of Incorporation and the Reorganized Salant By-Laws. The initial Board of Reorganized Salant will consist of the individuals identified on Exhibit D to the Prepackaged Plan. Such directors will be deemed elected or appointed, as the case may be, pursuant to the Confirmation Order, but will not take office and will not be deemed to be elected or appointed until the occurrence of the Effective Date. Those directors not continuing in office will be deemed removed therefrom as of the Effective Date pursuant to the Confirmation Order.

          8.   Employee Benefit Plans
               ----------------------

     Pursuant to the Prepackaged Plan and subject to the occurrence of the Effective Date, all employee benefit plans, policies, and programs of Salant, and Salant's obligations thereunder, will survive confirmation of the Prepackaged Plan, remain unaffected thereby, and not be discharged. Employee benefit plans, policies, and programs will include, without limitation, all savings plans, retirement pension plans, health care plans, disability plans, severance benefit plans, life, accidental death, and dismemberment insurance plans (to the extent not executory contracts assumed under the Prepackaged Plan), but will exclude all Existing Equity-Based Plans.

          9.   The Stock Award and Incentive Plan
               ----------------------------------

     Pursuant to the Prepackaged Plan, the Stock Award and Incentive Plan will remain in effect after the Effective Date; provided, that, if the Stock Award and Incentive Plan has not previously been approved by the stockholders of Salant, the Stock Award and Incentive Plan and any grants made thereunder shall be subject to the subsequent approval of the stockholders of Reorganized Salant.

          10.  Survival of Indemnification Obligations
               ---------------------------------------

     Notwithstanding anything to the contrary contained in the Prepackaged Plan, the obligations of Salant to indemnify (i) its present or former directors, officers, agents, employees and representatives, pursuant to the Certificate of Incorporation, By-Laws, applicable statutes or contractual obligations, in respect of all past, present and future actions, suits and proceedings against any of such directors, officers, agents, employees and representatives, based upon any act or omission related to service with, for or on behalf of Salant, and (ii) Magten in accordance with and pursuant to paragraph 8 of the Letter Agreement, shall not be discharged or impaired by confirmation or consummation of the Prepackaged Plan but shall survive unaffected by the reorganization contemplated by the Prepackaged Plan and shall be performed and honored in full, pursuant to the Reorganized Salant By-Laws and Certificate of Incorporation, applicable statutes or contractual obligations, by Reorganized Salant regardless of such confirmation, consummation and reorganization.

          11.  Listing of New Common Stock; Registration of Securities
               -------------------------------------------------------

     Pursuant to the Prepackaged Plan, Reorganized Salant will use its best efforts to (i) maintain its status as a reporting company under the Exchange Act and cause, on the Effective Date, the shares of New Common Stock issued hereunder to be listed on the NYSE, or, if Reorganized Salant is unable to have the shares of New Common Stock listed on the NYSE, on another national securities exchange, or, as to the New Common Stock, quoted in the national market system of the National Association of Securities Dealers' Automated Quotation System, (ii) in accordance with the terms of the Registration Rights Agreement, file and have declared effective as soon as possible thereafter a registration statement or registration statements under the Securities Act, for the offering on a continuous or delayed basis in the future of the shares of New Common Stock (the "Shelf Registration"), (iii) cause to be filed with the Commission on the Effective Date a registration statement on Form 10 under the Exchange Act with respect to the New Common Stock, (iv) keep the Shelf Registration effective for a three-year period, and (v) supplement or make amendments to the Shelf Registration, if required under the Securities Act or by the rules or regulations promulgated thereunder or in accordance with the terms of the Registration Rights Agreement, and have such supplements and amendments declared effective as soon as practicable after filing. In addition, on the Effective Date, Reorganized Salant will enter into the Registration Rights Agreement in the form of Exhibit B attached to the
Prepackaged Plan. See Section X herein, entitled "DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT."

          12.  Retention and Enforcement of Causes of Action
               ---------------------------------------------

     Pursuant to the Prepackaged Plan and pursuant to Section 1123(b)(3) of the Bankruptcy Code, Reorganized Salant will retain and will have the exclusive right, in its discretion, to enforce against any Entity any and all Causes of Action of Salant, including all Causes of Action of a trustee and debtor-in-possession under the Bankruptcy Code, other than those released or compromised as part of, or under, the Prepackaged Plan.

H.   PROVISIONS COVERING DISTRIBUTIONS

          1.   Timing of Distributions Under the Prepackaged Plan
               --------------------------------------------------

     Pursuant to the Prepackaged Plan, except as otherwise provided therein, payments and distributions in respect of Allowed Claims and Allowed Interests which are required by the Prepackaged Plan to be made on the Effective Date will be made by Salant, Reorganized Salant or its designee or, in the case of the distributions to the Noteholders, by Reorganized Salant or its designee (with the assistance of the Trustee, if necessary), on, or as soon as practicable following, the Effective Date. Distributions of New Common Stock to the Noteholders will be made at the addresses of the registered Holders of the Senior Notes last provided in writing to the Trustee. Distributions of New Common Stock and Warrants to the Stockholders will be made at the addresses of the holders of record of the Old Common Stock as of the Distribution Record Date.

          2.   Allocation of Consideration
               ---------------------------

     Pursuant to the Prepackaged Plan, the aggregate consideration to be distributed to the Holders of Allowed Claims in each Class under the Prepackaged Plan will be treated as first satisfying an amount equal to the stated principal amount of the Allowed Claim for such Holders and any remaining consideration as satisfying accrued, but unpaid, interest, if any.

          3.   Cash Payments.
               -------------

     Pursuant to the Prepackaged Plan, cash payments made pursuant to the Prepackaged Plan will be in U.S. dollars. Cash payments of $1,000,000 or more to be made pursuant to the Prepackaged Plan will, to the extent requested in writing no later than five days after the Confirmation Date, be made by wire transfer from a domestic bank. Cash payments to foreign creditors may be made, at the option of Salant or Reorganized Salant, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction. Cash payments made pursuant to the Prepackaged Plan in the form of checks issued by Reorganized Salant shall be null and void if not cashed within 120 days of the date of the issuance thereof. Requests for reissuance of any check shall be made directly to Reorganized Salant or its designee as set forth in the Prepackaged Plan.

          4.   Payment of Statutory Fees
               -------------------------

     Pursuant to the Prepackaged Plan, all fees payable to the United States Trustee pursuant to 28 U.S.C. ss. 1930 as determined by the Bankruptcy Court at the Confirmation Hearing will be paid by Salant on or before the Effective Date.

          5.   No Interest
               -----------

     Pursuant to the Prepackaged Plan, except with respect to holders of Unimpaired Claims entitled to interest under applicable non-bankruptcy law or as expressly provided herein, no Holder of an Allowed Claim or Interest will receive interest on the distribution to which such Holder is entitled hereunder, regardless of whether such distribution is made on the Effective Date or thereafter.

          6.   Fractional Securities
               ---------------------

     Pursuant to the Prepackaged Plan, and notwithstanding any other provision of the Prepackaged Plan, only whole numbers of shares of New Common Stock and Warrants will be issued or transferred, as the case may be, pursuant to the Prepackaged Plan. Reorganized Salant will not distribute any fractional shares of New Common Stock or fractional interests in Warrants. For purposes of distribution, fractional shares of New Common Stock and fractional Warrants will be rounded up or down to the nearest share of New Common Stock or Warrant, as the case may be; provided, that, whenever any distribution would result in a distribution of exactly one-half of a share of New Common Stock or one-half of a Warrant, the actual distribution shall reflect a rounding up to the nearest share of New Common Stock or Warrant, as the case may be.

          7.   Withholding of Taxes
               --------------------

     Pursuant to the Prepackaged Plan, Reorganized Salant will withhold from any property distributed under the Prepackaged Plan any property which must be withheld for taxes payable by the Entity entitled to such property to the extent required by applicable law. As a condition to making any distribution under the Prepackaged Plan, Reorganized Salant or its designee, as the case may be, may request that the Holder of any Allowed Claim provide such Holder's taxpayer identification number and such other certification as may be deemed necessary to comply with applicable tax reporting and withholding laws.

          8.   Pro Rata Distribution
               ---------------------

     Pursuant to the Prepackaged Plan, where the Prepackaged Plan provides for pro rata distribution, the property to be distributed under the Prepackaged Plan will be divided pro rata among the Holders of Allowed Claims or Allowed Interests of the relevant Class based on the Allowed amount of all of such Claims or Interests in such Class.

          9.   Distribution Record Date
               ------------------------

     Pursuant to the Prepackaged Plan, as of the close of business on the Distribution Record Date, the transfer registers for the Senior Notes and Old Common Stock maintained by Salant, or its respective agents, will be closed. Reorganized Salant, and its designees and the Trustee will have no obligation to recognize the transfer of any Senior Notes or Old Common Stock occurring after the Distribution Record Date and will be entitled for all purposes relating to the Prepackaged Plan to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

          10.  Persons Deemed Holders of Registered Securities
               -----------------------------------------------

     Pursuant to the Prepackaged Plan, except as otherwise provided therein, Salant, Reorganized Salant or its designee or, in the case of the Noteholders, the Trustee, shall be entitled to treat the record holder of a registered security as the Holder of the Claim or Interest in respect thereof for purposes of all notices, payments or other distributions under the Prepackaged Plan unless Salant, Reorganized Salant, its designee or the Trustee, as the case may be, has received written notice specifying the name and address of any new Holder thereof (and the nature and amount of the interest of such new Holder) at least ten (10) Business Days prior to the date of such notice, payment or other distribution. In the event of any dispute regarding the identity of any party entitled to any payment or distribution in respect of any Claim or Interest under the Prepackaged Plan, no payments or distributions will be made in respect of such Claim or Interest until the Bankruptcy Court resolves that dispute pursuant to a Final Order.

          11.  Surrender of Existing Securities
               --------------------------------

     Pursuant to the Prepackaged Plan, as a condition to receiving any distribution under the Prepackaged Plan, each Holder of a Senior Note, Old Common Stock Interest, or other instrument evidencing a Claim or Interest must surrender such Senior Note, Old Common Stock Interest, or other instrument to Reorganized Salant or its designee. Reorganized Salant appoints the Trustee under the Indenture as its designee to receive the Senior Notes. Any Holder of a Claim or Interest that fails to (a) surrender such instrument or (b) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to Reorganized Salant and furnish a bond in form, substance, and amount reasonably satisfactory to Reorganized Salant before the later to occur of (i) the second anniversary of the Effective Date and (ii) six months following the date such Holder's Claim becomes an Allowed Claim, will be deemed to have forfeited all rights, Claims, and/or Interests and may not participate in any distribution under the Prepackaged Plan.

          12. Special Procedures for Lost, Stolen, Mutilated or Destroyed Instruments
               -----------------------------------------------------------
               -----------------------------------------------------------

     Pursuant to the Prepackaged Plan, in addition to any requirements under Salant's Certificate of Incorporation or By-laws, any Holder of a Claim or an Interest evidenced by an Instrument that has been lost, stolen, mutilated or destroyed will be required to, in lieu of surrendering such Instrument, deliver to Reorganized Salant or its designee: (a) evidence satisfactory to Reorganized Salant or its designee, as the case may be, of the loss, theft, mutilation or destruction; and (b) such security or indemnity as may be required by Reorganized Salant or its designee, as the case may be, to hold Reorganized Salant and/or its designee, as applicable, harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Instrument. Upon compliance with the foregoing provision of the Prepackaged Plan, the Holder of a Claim or Interest evidenced by any such lost, stolen, mutilated or destroyed Instrument will, for all purposes under the Prepackaged Plan, be deemed to have surrendered such Instrument.

         13.      Undeliverable or Unclaimed Distributions
                  ----------------------------------------

     Pursuant to the Prepackaged Plan, any Entity that is entitled to receive a Cash distribution under the Prepackaged Plan but that fails to cash a check within 120 days of its issuance will be entitled to receive a reissued check from Reorganized Salant for the amount of the original check, without any interest, if such Entity requests Reorganized Salant or its designee to reissue such check and provides Reorganized Salant or its designee, as the case may be, with such documentation as Reorganized Salant or its designee requests to verify that such Entity is entitled to such check, prior to the second anniversary of the Effective Date. If an Entity fails to cash a check within 120 days of its issuance and fails to request reissuance of such check prior to the later to occur of (i) the second anniversary of the Effective Date and (ii) six months following the date such Holder's Claim becomes an Allowed Claim, such Entity will not be entitled to receive any distribution under the Prepackaged Plan. If the distribution to any Holder of an Allowed Claim or Allowed Interest is returned to Reorganized Salant or its designee as undeliverable, no further distributions will be made to such Holder unless and until Reorganized Salant or its designee is notified in writing of such Holder's then-current address. Undeliverable distributions will remain in the possession of Reorganized Salant or its designee pursuant to the Prepackaged Plan until such time as a distribution becomes deliverable. All claims for undeliverable distributions will have to be made on or before the later to occur of (i) the second anniversary of the Effective Date and (ii) six months following the date such Holder's Claim or Interest becomes an Allowed Claim or Allowed Interest. After such date, all unclaimed property will revert to Reorganized Salant and the claim of any Holder or successor to such Holder with respect to such property will be discharged and forever barred notwithstanding any federal or state escheat laws to the contrary.

I.   PROCEDURES FOR RESOLVING DISPUTED CLAIMS

          1.   Objections to Claims
               --------------------

     Pursuant to the Prepackaged Plan, only Salant and Reorganized Salant will have the authority to file objections to Claims after the Effective Date. Subject to an order of the Bankruptcy Court providing otherwise, Reorganized Salant may object to a Claim by filing an objection with the Bankruptcy Court and serving such objection upon the Holder of such Claim not later than one hundred and twenty (120) days after the Effective Date or one hundred and twenty (120) days after the filing of the proof of such Claim, whichever is later, or such other date determined by the Bankruptcy Court upon motion to the Bankruptcy Court without further notice or hearing. Notwithstanding the foregoing, neither Salant nor Reorganized Salant shall object to the allowance of the Senior Note Claims as described in Section 6.3(c) of the Prepackaged Plan.

          2.   Procedure
               ---------

     Pursuant to the Prepackaged Plan, unless otherwise ordered by the Bankruptcy Court or agreed to by written stipulation of Salant or Reorganized Salant, or until an objection thereto by Salant or by Reorganized Salant is withdrawn, Salant or Reorganized Salant will litigate the merits of each Disputed Claim until determined by a Final Order; provided, however, that, (a) prior to the Effective Date, Salant, subject to the approval of the Bankruptcy Court, and (b) after the Effective Date, Reorganized Salant, subject to the approval of the Bankruptcy Court, may compromise and settle any objection to any Claim.

          3.   Payments and Distributions With Respect to Disputed Claims
               ----------------------------------------------------------

     Pursuant to the Prepackaged Plan, no payments or distributions will be made in respect of a Disputed Claim until such Disputed Claim becomes an Allowed Claim.

          4.   Timing of Payments and Distributions With Respect to
               Disputed Claims
               ----------------------------------------------------

     Pursuant to the Prepackaged Plan, and subject to the provisions of the Prepackaged Plan, payments and distributions with respect to each Disputed Claim that becomes an Allowed Claim that would have otherwise been made had the Disputed Claim been an Allowed Claim on the Effective Date will be made within thirty (30) days after the date that such Disputed Claim becomes an Allowed Claim. Holders of Disputed Claims that become Allowed Claims will be bound, obligated and governed in all respects by the provisions of the Prepackaged Plan.

          5.   Individual Holder Proofs of Interest
               ------------------------------------

     Pursuant to the Prepackaged Plan, individual Holders of Allowed Old Common Stock Interests are not required to file proofs of such Interests unless they disagree with the number of shares set forth on the Company's stock register.

J.   DISCHARGE, INJUNCTION, RELEASES AND SETTLEMENTS OF CLAIMS

          1.   Discharge of All Claims and Interests and Releases
               --------------------------------------------------

     Pursuant to the Prepackaged Plan and except as otherwise specifically provided by the Prepackaged Plan, the confirmation of the Prepackaged Plan (subject to the occurrence of the Effective Date) will discharge and release Salant, Reorganized Salant, its successors and assigns and their respective assets and properties from any debt, charge, Cause of Action, liability, encumbrances, security interest, Claim, Interest, or other cause of action of any kind, nature or description (including, but not limited to, any claim of successor liability) that arose before the Confirmation Date, and any debt of the kind specified in Sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not a proof of Claim is filed or is deemed filed, whether or not such Claim is Allowed, and whether or not the Holder of such Claim has accepted the Prepackaged Plan.

     Furthermore, except as otherwise specifically provided by the Prepackaged Plan, the distributions and rights that are provided in the Prepackaged Plan to Class 3 and Class 6 will be in complete satisfaction, discharge and release, effective as of the Effective Date of (i) all Claims and Causes of Action against, liabilities of, liens on, charges, encumbrances, security interests, obligations of and Interests in Salant, Reorganized Salant, or the direct or indirect assets and properties of Salant or Reorganized Salant, whether known or unknown, and (ii) all Causes of Action, whether known or unknown, either directly or derivatively through Salant or Reorganized Salant, against successors and assigns of Salant, present and former Affiliates of Salant, and its partners, directors, officers, agents, attorneys, advisors, financial advisors, investment bankers, independent accountants and employees of Salant and its Affiliates, and any Affiliate of any of the foregoing, and Magten, and its attorneys, advisors, and financial advisors, based on the same subject matter as any Claim or Interest, or based on any act or omission, transaction or other activity or security, instrument or other agreement of any kind or nature occurring, arising or existing prior to the Effective Date that was or could have been the subject of any Claim or Interest, in each case regardless of whether a proof of Claim or Interest was filed, whether or not Allowed and whether or not the Holder of the Claim or Interest has voted to accept or reject the Prepackaged Plan.

     In addition, except as otherwise specifically provided by the Prepackaged Plan, any Holder of a Claim in Class 3 or Class 6 accepting any distribution pursuant to the Prepackaged Plan will be presumed conclusively to have released Salant, Reorganized Salant, successors and assigns of Salant, the present and former Affiliates of Salant, directors, officers, agents, attorneys, independent accountants, advisors, financial advisors, investment bankers and employees of Salant and its Affiliates, and any Entity claimed to be liable derivatively through any of the foregoing, from any Cause of Action based on the same subject matter as the Claim on which the distribution is received. The release described in the preceding sentence shall be enforceable as a matter of contract against any Entity that accepts any distribution pursuant to the Prepackaged Plan.

     All injunctions or stays entered in the Chapter 11 Case and existing immediately prior to the Confirmation Date will remain in full force and effect until the Effective Date.

          2.   Injunction
               ----------

     Pursuant to the Prepackaged Plan, the satisfaction, release and discharge provisions of the Prepackaged Plan, will act as an injunction against any Entity commencing or continuing any action, employment of process, or act to collect, offset or recover any Claim or Cause of Action satisfied, released or discharged under the Prepackaged Plan. The injunction, discharge and releases provisions of the Prepackaged Plan will apply regardless of whether or not a proof of Claim or Interest based on any Claim, debt, liability or Interests is filed or whether or not a Claim or Interest based on such Claim, debt, liability or Interest is Allowed, or whether or not such Entity voted to accept or reject the Prepackaged Plan.

          3.   Exculpation
               -----------

     Pursuant  to  the   Prepackaged   Plan,   in   consideration   of  the
distributions under the Prepackaged Plan, upon the Effective Date, each Holder of a Claim or Interest will be deemed to have released the Company and its directors, officers, employees, agents, attorneys, independent accountants, financial advisors, investment bankers and employees and representatives (as applicable) employed by the Company from and after the Filing Date and Magten and its attorneys, advisors, and financial advisors employed by Magten from and after the Filing Date, from any and all Causes of Action (other than the right to enforce the Company's obligations under the Prepackaged Plan and the right to pursue a Claim based on any willful misconduct) arising out of actions or omissions during the administration of Salant's estate.

          4.   Guaranties and Claims of Subordination
               --------------------------------------

               (a) Guaranties

     Pursuant to the Prepackaged Plan, the classification and the manner of satisfying all Claims under the Prepackaged Plan takes into consideration the possible existence of any alleged guaranties by Salant of obligations of any Entity or Entities, and that Salant may be joint obligors with another Entity or Entities with respect to the same obligation. All Claims against Salant based upon any such guaranties will be satisfied, discharged and released in the manner provided in the Prepackaged Plan and the Holders of Claims will be entitled to only one distribution with respect to any given obligation of Salant.

               (b) Claims of Subordination

     Pursuant to the Prepackaged Plan, except as expressly provided for in the Prepackaged Plan, to the fullest extent permitted by applicable law, all Claims against and Interests in Salant, and all rights and Claims between or among Holders of Claims and Interests relating in any manner whatsoever to Claims against or Interests in Salant, based on any contractual, legal or equitable subordination rights, will be terminated on the Effective Date and discharged in the manner provided in the Prepackaged Plan, and all such Claims, Interests and rights so based and all such contractual, legal and equitable subordination rights to which any Entity may be entitled will be irrevocably waived by the acceptance by such Entity (or, unless the Confirmation Order provides otherwise, the Class of which such Entity is a member) of the Prepackaged Plan or of any distribution pursuant to the Prepackaged Plan. Except as otherwise provided in the Prepackaged Plan and to the fullest extent permitted by applicable law, the rights afforded and the distributions that are made in respect of any Claims or Interests hereunder will not be subject to levy, garnishment, attachment or like legal process by any Holder of a Claim or Interest by reason of any contractual, legal or equitable subordination rights, so that, notwithstanding any such contractual, legal or equitable subordination, each Holder of a Claim or Interest will have and receive the benefit of the rights and distributions set forth in the Prepackaged Plan.

     Pursuant to the Prepackaged Plan, and pursuant to Bankruptcy Rule 9019 and any applicable state law and as consideration for the distributions and other benefits provided under the Prepackaged Plan, the provisions regarding Claims of subordination of the Prepackaged Plan will constitute a good faith compromise and settlement of any Causes of Action relating to the matters described in such provisions of the Prepackaged Plan which could be brought by any Holder of a Claim or Interest against or involving another Holder of a Claim or Interest, which compromise and settlement is in the best interests of Holders of Claims and Interests and is fair, equitable and reasonable. This settlement will be approved by the Bankruptcy Court as a settlement of all such Causes of Action. Entry of the Confirmation Order will constitute the Bankruptcy Court's approval of this settlement pursuant to Bankruptcy Rule 9019 and its finding that this is a good faith settlement pursuant to any applicable state law, including, without limitation, the laws of the States of New York and Delaware, given and made after due notice and opportunity for hearing, and will bar any such Cause of Action by any Holder of a Claim or Interest against or involving another Holder of a Claim or Interest.

K.   CONDITIONS PRECEDENT TO CONFIRMATION ORDER AND EFFECTIVE DATE

          1.   Conditions Precedent to Entry of the Confirmation Order
               -------------------------------------------------------

     Pursuant to the Prepackaged Plan, the following condition must occur and be satisfied or waived in accordance with the Prepackaged Plan on or before the Confirmation Date for the Prepackaged Plan to be confirmed on the Confirmation Date: the Confirmation Order is in form and substance reasonably acceptable to Salant, Magten and Apollo.

          2.   Conditions Precedent to the Effective Date
               ------------------------------------------

     Pursuant to the Prepackaged Plan, the following conditions must occur and be satisfied or waived by Salant on or before the Effective Date for the Prepackaged Plan to become effective on the Effective Date.

               1. Final Order. The Confirmation Order will have become a Final Order;

               2. Working Capital Facility. Reorganized Salant will have executed an agreement for a working capital facility on terms reasonably satisfactory to Apollo and Magten;

               3. Certificate of Incorporation. The Reorganized Salant Certificate of Incorporation, in the form of Exhibit I, attached to the Prepackaged Plan, will have been filed with the Secretary of State of the State of Delaware, in accordance with Sections 103 and 303 of the DGCL; and

               4. Authorizations, Consents and Approvals. All authorizations, consents and regulatory approvals required (if any) in connection with the Prepackaged Plan's effectiveness will have been obtained.

          3.   Waiver of Conditions
               --------------------

     Pursuant to the Prepackaged Plan, with the prior written consent (which consent will not be unreasonably withheld) of Magten and Apollo, but not otherwise, Salant may waive one or more of the conditions precedent to the confirmation or effectiveness of the Prepackaged Plan set forth in the Prepackaged Plan.

          4.   Effect of Failure of Conditions
               -------------------------------

     Pursuant to the Prepackaged Plan, if each of the conditions to effectiveness and the occurrence of the Effective Date has not been satisfied or duly waived on or before the first Business Day that is more than 179 days after the date the Bankruptcy Court enters an order confirming the Prepackaged Plan, or by such later date as is proposed and approved, after notice and a hearing, by the Bankruptcy Court, then upon motion by Salant or any party in interest made before the time that each of the conditions has been satisfied or duly waived, the order confirming the Prepackaged Plan may be vacated by the Bankruptcy Court; provided, however, that notwithstanding the filing of such a motion, the order confirming the Prepackaged Plan shall not be vacated if each of the conditions to consummation is either satisfied or duly waived before the Bankruptcy Court enters an order granting the relief requested in such motion. If the order confirming the Prepackaged Plan is vacated pursuant to the foregoing provision of the Prepackaged Plan, the Prepackaged Plan will be null and void in all respects, and nothing contained in the Prepackaged Plan will
(a) constitute a waiver or release of any claims against or equity interests in Salant or (b) prejudice in any manner the rights of the Holder of any claim or equity interest in Salant.

L.   MISCELLANEOUS PROVISIONS

          1.   Bankruptcy Court to Retain Jurisdiction
               ---------------------------------------

     Pursuant to the Prepackaged Plan, the business and assets of Salant will remain subject to the jurisdiction of the Bankruptcy Court until the Effective Date. From and after the Effective Date, the Bankruptcy Court will retain and have exclusive jurisdiction of all matters arising out of, and related to the Chapter 11 Case or the Prepackaged Plan pursuant to, and for purposes of, Subsection 105(a) and Section 1142 of the Bankruptcy Code and for, among other things, the following purposes: (a) to determine any and all disputes relating to Claims and Interests and the allowance and amount thereof; (b) to determine any and all disputes among creditors with respect to their Claims; (c) to consider and allow any and all applications for compensation for professional services rendered and disbursements incurred in connection therewith; (d) to determine any and all applications, motions, adversary proceedings and contested or litigated matters pending on the Effective Date and arising in or related to the Chapter 11 Case or this Plan; (e) to remedy any defect or omission or reconcile any inconsistency in the Confirmation Order; (f) to enforce the provisions of the Prepackaged Plan relating to the distributions to be made hereunder; (g) to issue such orders, consistent with Section 1142 of the Bankruptcy Code, as may be necessary to effectuate the consummation and full and complete implementation of the Prepackaged Plan; (h) to enforce and interpret any provisions of the Prepackaged Plan; (i) to determine such other matters as may be set forth in the Confirmation Order or that may arise in connection with the implementation of the Prepackaged Plan; (j) to determine the amounts allowable as compensation or reimbursement of expenses pursuant to Section 503(b) of the Bankruptcy Code; (k) to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Prepackaged Plan and the Related Documents; (l) to hear and determine any issue for which the Prepackaged Plan or any Related Document requires a Final Order of the Bankruptcy Court; (m) to hear and determine matters concerning state, local, and federal taxes in accordance with Sections 346, 505, and 1146 of the Bankruptcy Code; (n) to hear and determine any issue related to the composition of the initial Board of Reorganized Salant; (o) to hear any other matter not inconsistent with the Bankruptcy Code; and (p) to enter a Final Decree closing the Chapter 11 Case.

          2.   Binding Effect of this Plan
               ---------------------------

     Pursuant to the  Prepackaged  Plan, the provisions of the  Prepackaged
Plan will be binding upon and inure to the benefit of Salant, Reorganized Salant, Magten, Apollo, any Holder of a Claim or Interest, their respective predecessors, successors, assigns, agents, officers, managers and directors and any other Entity affected by the Prepackaged Plan.

          3.   Nonvoting Stock
               ---------------

     Pursuant to the Prepackaged Plan, and in accordance with Section 1123(a)(6) of the Bankruptcy Code, the Reorganized Salant Certificate of Incorporation will contain a provision prohibiting the issuance of nonvoting equity securities by Reorganized Salant for a period of one year following the Effective Date.

          4.   Authorization of Corporate Action
               ---------------------------------

     Pursuant to the Prepackaged Plan, the entry of the Confirmation Order will constitute a direction and authorization to and of Salant to take or cause to be taken any action necessary or appropriate to consummate the provisions of the Prepackaged Plan and the Related Documents prior to and through the Effective Date (including, without limitation, the filing of the Reorganized Salant Certificate of Incorporation), and all such actions taken or caused to be taken will be deemed to have been authorized and approved by the Bankruptcy Code.

          5.   Retiree Benefits
               ----------------

     Pursuant to the Prepackaged Plan, on and after the Effective Date, to the extent required by Section 1129(a)(13) of the Bankruptcy Code, Reorganized Salant will continue to pay all retiree benefits (if any), as the term "retiree benefits" is defined in Section 1114(a) of the Bankruptcy Code, maintained or established by the Company prior to the Confirmation Date.

          6.   Withdrawal of the Prepackaged Plan
               ----------------------------------

     Pursuant to the Prepackaged Plan, Salant reserves the right, at any time prior to the entry of the Confirmation Order, to revoke or withdraw the Prepackaged Plan. If the Company revokes or withdraws the Prepackaged Plan, if the Confirmation Date does not occur, or if the Effective Date does not occur then (i) the Prepackaged Plan will be deemed null and void and (ii) the Prepackaged Plan will be of no effect and will be deemed vacated, and the Chapter 11 Case will continue as if the Prepackaged Plan and the Disclosure Statement had never been filed and, in such event, the rights of any Holder of a Claim or Interest will not be affected nor will such Holder be bound by, for purposes of illustration only, and not limitation, (a) the Prepackaged Plan, (b) any statement, admission, commitment, valuation or representation contained in the Prepackaged Plan, this Disclosure Statement or the Related Documents or (c) the classification and proposed treatment (including any allowance) of any Claim in the Prepackaged Plan.

          7.   Dissolution of Statutory Committees
               -----------------------------------

     Pursuant to the Prepackaged Plan, on the Effective Date, any statutory committees appointed in the Chapter 11 Case pursuant to Section 1102 of the Bankruptcy Code will cease to exist and its members and employees or agents (including, without limitation, attorneys, investment bankers, financial advisors, accountants and other professionals) shall be released and discharged from further duties, responsibilities and obligations relating to and arising from and in connection with this Chapter 11 Case.

          8.   Fees, Costs and Expenses of Trustee
               -----------------------------------

     Pursuant to the Prepackaged Plan, and subject to applicable provisions of the Bankruptcy Code and Bankruptcy Court authorization and approval to the extent necessary, the Trustee will be entitled to payment for its reasonable fees, costs and expenses as provided for pursuant to the Indenture; provided, however, that if Salant or Reorganized Salant decides, in its sole discretion, that the fees, costs and expenses of the Trustee are reasonable, Salant or Reorganized Salant may pay the same without application to or further order of the Bankruptcy Court unless the Confirmation Order provides otherwise.

          9.   Amendments and Modifications to the Prepackaged Plan
               ----------------------------------------------------

     Pursuant to the Prepackaged Plan, the Prepackaged Plan may be altered, amended or modified by Salant, after consultation with Magten, before or after the Confirmation Date, as provided in Section 1127 of the Bankruptcy Code.

          10.  Section 1125(e) of the Bankruptcy Code
               --------------------------------------

     The Prepackaged Plan provides that upon confirmation of the Prepackaged Plan, (i) Salant will be deemed to have solicited acceptances of the Prepackaged Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and (ii) Salant, Magten, Apollo, and each of the members of the Creditors' Committee, if any (and each of their respective affiliates, agents, directors, officers, employees, advisors, and attorneys) will be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer, issuance, sale, and purchase of the securities offered and sold under the Prepackaged Plan, and therefore will have no liability for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Prepackaged Plan or the offer, issuance, sale, or purchase of the securities offered and sold under the Prepackaged Plan.

     Pursuant to the Prepackaged Plan, on the Effective Date or as soon thereafter as is practicable, Reorganized Salant will file with the Secretary of State of the State of Delaware, in accordance with Sections 103 and 303 of the DGCL, the Reorganized Salant Certificate of Incorporation and such certificate will be the certificate of incorporation for Reorganized Salant. Pursuant to the Prepackaged Plan, on the Effective Date, the Reorganized Salant By-Laws will become the by-laws of Reorganized Salant.

              X. DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT

     On the Effective Date, Reorganized Salant will enter into a registration rights agreement (the "Registration Rights Agreement"), in the form of Exhibit B to the Prepackaged Plan, with the holders of the New Common Stock. Under the terms and conditions of the Registration Rights Agreement, the Company must use commercially reasonable efforts to register the New Common Stock pursuant to a "shelf registration," and to keep such shelf registration continuously effective for three years (subject to a two-year extension of such period to the extent that a registration statement on Form S-3 is available to the Company at the end of such initial three-year period), subject to the right to suspend the use of the prospectus constituting part of such registration statement for designated corporate purposes. Thereafter, holders who did not resell New Common Stock during the three-year period, but whose resales would have been covered by the registration statement, will be entitled to exercise, over a two-year period, up to three demand registrations and will be entitled to piggyback registration rights as well during such period. In the event that the shelf registration does not become effective within one hundred days after the date that the registration statement is filed, holders of the New Common Stock whose resales would have been covered by the registration statement will be entitled to exercise, over a two-year period, up to four demand registrations and will be entitled to piggyback registration rights as well during such period.

                  XI. DESCRIPTION OF NEW CREDIT AGREEMENT

     On the Effective Date, Reorganized Salant intends to enter into a New Credit Agreement with either CIT or another working capital lender, which will replace the Company's current working capital facility under the Credit Agreement. The Company has received and is currently reviewing proposals for a New Credit Agreement which have been submitted by CIT as well as various other prospective lenders. Based upon the proposals that have been received by the Company as of the date of this Disclosure Statement, the Company expects that it will be able to obtain a new working capital facility under a New Credit Agreement as of the Effective Date which contains terms and conditions significantly more favorable than those currently existing under the Credit Agreement with CIT.

     The Company currently anticipates no difficulty in obtaining the credit facility under a New Credit Agreement on satisfactory terms on or prior to the Effective Date. The Company further believes that the financing available pursuant to such facility should be adequate to permit the Company to operate its business in accordance with the Three-Year Business Plan. However, there is no assurance that such facility will be obtained in light of, among other things, the possibility of the occurrence of potentially materially adverse conditions in the private and public capital and/or debt markets and potentially materially adverse operating results for the Company. Under the Letter Agreement, the credit facility under the New Credit Agreement must be on terms and conditions reasonably satisfactory to Magten, Apollo and the Company.

             XII. DESCRIPTION OF STOCK AWARD AND INCENTIVE PLAN

     Prior to the Filing Date, pursuant to a resolution of the Board, the Board has adopted the Stock Award and Incentive Plan, which provides for the grant of various types of stock-based compensation to directors, officers and employees of the Company and its subsidiaries. The Stock Award and Incentive Plan has become effective as of the date of such resolution, however, if the Stock Award and Incentive Plan was not approved prior to the Filing Date, the Stock Award and Incentive Plan and any grants thereunder are subject to subsequent approval by the Company's stockholders. The Stock Award and Incentive Plan is designed with the intention that compensation resulting from options, stock appreciation rights and certain other awards may qualify as "performance-based compensation" under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Tax Code"), and to comply with the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 ("Rule 16b-3") of the Exchange Act. The summary that follows is not intended to be complete and is qualified in its entirety by the actual terms of the Stock Award and Incentive Plan, a copy of which is attached to the Prepackaged Plan as Exhibit C. Capitalized terms used but not otherwise defined in the summary that follows shall have the respective meanings ascribed to them in the Stock Award and Incentive Plan.

A.   PURPOSE OF THE STOCK AWARD AND INCENTIVE PLAN

     The purpose of the Stock Award and Incentive Plan is to strengthen the Company by providing an incentive to its directors, officers and employees and thereby encouraging them to devote their abilities and industry to the success of the Company's business enterprise.

B.   ELIGIBILITY

     Awards may be made by the Awards Committee (as defined below), in its discretion, to directors, officers and employees of the Company and its subsidiaries. Directors of the Company who are not also employees of the Company or any of its subsidiaries are entitled to automatic option grants as provided in the Stock Award and Incentive Plan and described below.

C.   PLAN  ADMINISTRATION  AND  SHARES  SUBJECT  TO  THE  STOCK  AWARD  AND
     INCENTIVE PLAN

     2,463,310 shares of New Common Stock (subject to adjustment as provided in the Stock Award and Incentive Plan), representing, on a fully diluted basis (inclusive of the Warrants), 10% of the aggregate shares of New Common Stock to be issued and reserved on the Effective Date, will be reserved for Awards to be granted under the Stock Award and Incentive Plan. These Awards will be granted (subject to stockholder approval if not previously obtained) by a committee of the Board of the Company from and after the Effective Date (the "Awards Committee") comprised solely of two or more "non-employee directors" within the meaning of Rule 16b-3(b)(3) (or any successor rule) of the Exchange Act, and unless otherwise determined by the Board of the Company, "outside directors" within the meaning of Treasury Regulation Section 1.162-27(e)(3) and Section 162(m) of the Tax Code, which will administer the Stock Award and Incentive Plan. No individual may be granted Options or Awards with respect to more than a total of 500,000 shares during any one calendar year period under the Stock Award and Incentive Plan. In addition, the maximum dollar amount of cash or the Fair Market Value of shares of New Common Stock that any individual may receive in any calendar year in respect of Performance Units denominated in dollars may not exceed $3,000,000. Shares of New Common Stock subject to the Stock Award and Incentive Plan may either be authorized and unissued shares or previously issued shares acquired or to be acquired by the Company and held in its treasury. Subject to the terms of the Stock Award and Incentive Plan, the Awards Committee has the right to grant Awards to eligible participants and to determine the terms and conditions of Agreements evidencing Awards, including the vesting schedule and exercise price of such Awards, and the effect, if any, of a Change in Control (as defined in the Stock Award and Incentive Plan) on such Awards.

     Upon the occurrence of a Change in Capitalization, the Stock Award and Incentive Plan permits the Awards Committee to make appropriate adjustments to the type and aggregate number of shares subject to the Stock Award and Incentive Plan or any Award, and to the purchase or exercise price to be paid or the amount to be received in connection with the realization of any Award.

D.   AWARDS

     Stock Options. Stock options granted pursuant to the Stock Award and Incentive Plan may either be incentive stock options within the meaning of
Section 422 of the Tax Code ("ISOs"), or non-qualified stock options ("NQSOs") as determined by the Awards Committee. The exercise price for each share of New Common Stock subject to an option will be determined by the Awards Committee at the time of grant and set forth in an Agreement, provided that the exercise price may not be less than the Fair Market Value of the New Common Stock on the date the option is granted. The option exercise price may be paid in the discretion of the Awards Committee on the date of the grant, in cash or by the delivery of shares then owned by the participant or as otherwise determined by the Awards Committee. No option will be exercisable later than ten years after the date on which it is granted, provided that the Awards Committee may (and in the case of a Formula Option shall) provide that an NQSO may, upon the death of a participant, be exercised for up to one year following the date of such participant's death, even if such period extends beyond ten years from the date such option is granted. ISOs may not be granted to any participant who owns stock possessing (after application of the attribution rules of Section 424(d) of the Tax Code) more than 10% of the total combined voting power of all outstanding classes of stock of the Company, unless the option price is at least 110% of the Fair Market Value at the date of grant and the option is not exercisable after five years from the date of grant.

     The Stock Award and Incentive Plan provides for automatic option grants ("Formula Options") to certain directors of the Company who are not also employees of the Company and its subsidiaries. Such directors will be granted initial Formula Options in respect of [ ] Shares (on the Effective Date or, if applicable, when becoming a director for the first time) as well as annual Formula Options in respect of [ ] shares at each subsequent annual stockholders meeting of the Company. Formula Options will be granted with per share exercise prices equal to the Fair Market Value on the date of grant, with ten year terms and subject to the vesting schedule set forth in the Stock Award and Incentive Plan.

     Stock Appreciation Rights. Under the Stock Award and Incentive Plan, a stock appreciation right in respect of a share of New Common Stock represents the right to receive payment in cash and/or New Common Stock in an amount equal to the excess of the Fair Market Value of such share of New Common Stock on the date the right is exercised over the Fair Market Value on the date the right is granted. The Awards Committee may grant stock appreciation rights to the holders of any options under the Stock Award and Incentive Plan. Such rights may also be granted independently of options.

     Restricted Stock. The Awards Committee will determine the terms and conditions applicable to Restricted Stock at the time of grant, including the price, if any, to be paid by the grantee for the Restricted Stock, the restrictions placed on the shares, and the time or times when the restrictions will lapse. In addition, at the time of grant, the Awards Committee, in its discretion, may decide: (i) whether any deferred dividends will be held for the account of the grantee or deferred until the restrictions thereon lapse, (ii) whether any deferred dividends will be reinvested in additional Shares or held in cash, (iii) whether interest will be accrued on any dividends not reinvested in additional shares of Restricted Stock and (iv) whether any stock dividends paid will be subject to the restrictions applicable to the Restricted Stock Award.

     Performance Units and Performance Shares. Performance Units and Performance Shares will be awarded as the Awards Committee may determine, and the vesting of Performance Units and Performance Shares will be based upon the Company's attainment within an established period of specified performance objectives to be determined by the Awards Committee. Upon granting Performance Units or Performance Shares, the Awards Committee may provide, to the extent permitted under Section 162(m) of the Tax Code, the manner in which performance will be measured against the performance objectives, or may adjust the performance objectives to reflect the impact of specified corporate transactions, accounting or tax law changes, and other similar extraordinary and nonrecurring events. Performance Units may be denominated in dollars or in Shares, and payments in respect of Performance Units will be made in cash, Shares, shares of Restricted Stock or any combination of the foregoing, as determined by the Awards Committee. The Agreement evidencing Performance Shares or Performance Units will set forth the terms and conditions thereof. Unless otherwise determined by the Awards Committee at the time of grant, such awards that can be so granted, may be granted in a manner which is intended to qualify for the performance based compensation exemption of Section 162(m). In such event, either the granting or vesting of such awards will be based upon one or more of the following factors: earnings per share, New Common Stock share price, pre-tax profit, net earnings, return on stockholders' equity or assets or any combination of the foregoing.

E.   CHANGE IN CONTROL

     In the event of a Change in Control, the vesting of options and stock appreciation rights will accelerate and, if so provided by the Awards Committee in an Agreement, the restrictions on Restricted Stock, Performance Units and Performance Shares will lapse.

F.   TRANSFERABILITY

     Awards under the Stock Award and Incentive Plan will not be transferable except by will or the laws of descent or distribution. Awards will only be exercisable during the lifetime of a participant by such participant only. However, at the discretion of the Awards Committee, any option, other than an ISO, may permit the transfer of such option by a participant to certain family members or trusts for the benefit of such family members by such persons.

G.   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     THE  FOLLOWING  DISCUSSION  OF  CERTAIN  RELEVANT  FEDERAL  INCOME TAX
EFFECTS APPLICABLE TO CERTAIN AWARDS GRANTED UNDER THE STOCK AWARD AND INCENTIVE PLAN IS A SUMMARY ONLY, AND REFERENCE IS MADE TO THE TAX CODE FOR A COMPLETE STATEMENT OF ALL RELEVANT FEDERAL TAX PROVISIONS. HOLDERS OF AWARDS SHOULD CONSULT THEIR TAX ADVISORS BEFORE REALIZATION OF ANY SUCH AWARDS, AND HOLDERS OF COMMON STOCK PURSUANT TO AWARDS SHOULD CONSULT THEIR TAX ADVISORS BEFORE DISPOSING OF ANY SUCH SHARES. SECTION 16 INDIVIDUALS SHOULD NOTE THAT SOMEWHAT DIFFERENT RULES THAN THOSE DESCRIBED BELOW MAY APPLY TO THEM.

     ISOs. In general, a recipient will not recognize income upon the grant or exercise of an ISO, and the Company will not be entitled to any business expense deduction with respect to the grant or exercise of an ISO. However, upon the exercise of an ISO, the excess of the fair market value on the date of exercise of the shares received over the exercise price of the option will be treated as an adjustment to alternative minimum taxable income. In order for the exercise of an ISO to qualify as an ISO, a recipient generally must be an employee of the Company or a subsidiary (within the meaning of Section 422 of the Tax Code) from the date the ISO is granted through the date three months before the date of exercise (one year preceding the date of exercise in the case of a recipient whose employment is terminated due to disability). The employment requirement does not apply where a recipient's employment is terminated due to his or her death.

     If a recipient has held the shares acquired upon exercise of an ISO for at least two years after the date of grant and for at least one year after the date of exercise, when the recipient disposes of the shares, the difference, if any, between the sales price of the shares and the exercise price of the option will be treated as long-term capital gain or loss, provided that any gain will be subject to reduced rates of tax if the shares were held for more than twelve months and will be subject to further reduced rates if the shares were held for more than eighteen months. If a recipient disposes of the shares prior to satisfying these holding period requirements (a "Disqualifying Disposition"), the recipient will recognize ordinary income (treated as compensation) at the time of the Disqualifying Disposition, generally in an amount equal to the excess of the fair market value of the shares at the time the option was exercised over the exercise price of the option. The balance of the gain realized, if any, will be short-term or long-term capital gain, depending upon whether the shares have been held for at least twelve months after the date of exercise. If the recipient sells the shares in a Disqualifying Disposition at a price below the fair market value of the shares at the time the option was exercised, the amount of ordinary income (treated as compensation) will be limited to the amount realized on the sale over the exercise price of the option. In general, the Company will be allowed a business expense deduction to the extent a recipient recognizes ordinary income.

     NQSOs. In general, a recipient who receives a NQSO will not recognize income at the time of the grant of the option. Upon exercise of a NQSO, a recipient will recognize ordinary income (treated as compensation) in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the option. The basis in shares acquired upon exercise of a NQSO will equal the fair market value of such shares at the time of exercise, and the holding period of the shares (for capital gain purposes) will begin on the date of exercise. In general, if the Company complies with the applicable income reporting requirements, it will be entitled to a business expense deduction in the same amount and at the same time as the recipient recognizes ordinary income. In the event of a sale of the shares received upon the exercise of a NQSO, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss, provided that any gain will be subject to reduced rates of tax if the shares were held for more than twelve months and will be subject to further reduced rates if the shares were held for more than eighteen months.

     The foregoing discussion assumes that at the time of exercise, the sale of the shares at a profit would not subject a recipient to liability under Section 16(b) of the Exchange Act. Special rules may apply with respect to persons who may be subject to Section 16(b) of the Exchange Act. Participants who are or may become subject to Section 16 of the Exchange Act should consult with their own tax advisors in this regard.

     Excise Taxes. Under certain circumstances, the accelerated vesting or exercise of options in connection with a change in control of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Tax Code. To the extent it is so considered, a recipient may be subject to a 20% excise tax and the Company may be denied a tax deduction.

     Section  162(m)  Limitation.  Section  162(m)  generally  disallows  a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to each of the chief executive officer and the four other most highly compensated executive officers (other than the chief executive officer) who are employed by such corporation on the last day of such corporation's taxable year. The Company has structured the Stock Award and Incentive Plan with the intention that compensation resulting from options, stock appreciation rights, Performance Shares and Performance Units may qualify as "performance-based compensation" and, if so qualified, would be deductible.

     The approval of the Stock Award and Incentive Plan by the Stockholders may be required by the applicable rules of the NYSE.

H.   TREATMENT OF OLD OPTIONS

     Pursuant to the Prepackaged Plan, all Old Options held by directors, officers and employees of the Company to purchase shares of Old Common Stock outstanding as of the commencement of the Chapter 11 Case granted under the Old Plans will be terminated and of no further force or effect as of the consummation of the Prepackaged Plan. In addition, each of the Old Plans shall be terminated and of no further force or effect as of the consummation of the Prepackaged Plan.

                             XIV. RISK FACTORS

     THE HOLDER OF AN IMPAIRED CLAIM AGAINST OR IMPAIRED INTEREST IN SALANT SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE DECIDING WHETHER TO VOTE TO ACCEPT OR TO REJECT THE PREPACKAGED PLAN.

A.   DISRUPTION OF OPERATIONS RELATING TO BANKRUPTCY FILING

     Salant's solicitation of acceptances of the Prepackaged Plan, or any subsequent commencement of the Chapter 11 Case, even in connection with the Prepackaged Plan, could adversely affect Salant's and its subsidiaries' relationships with their customers, suppliers or employees. If Salant's and its subsidiaries' relationships with customers, suppliers or employees are adversely affected, Salant's operations could be materially affected. Weakened operating results could adversely affect Salant's ability to obtain confirmation of the Prepackaged Plan or to avoid financial difficulties after consummation of the Prepackaged Plan. Salant anticipates, however, that it will have sufficient cash to service the obligations that it intends to pay during the period prior to and through the consummation of the Prepackaged Plan.

     THE SUBSIDIARIES OF SALANT ARE NOT PARTIES TO THE PREPACKAGED PLAN, AND WILL THEREFORE CONTINUE TO OPERATE IN THE ORDINARY COURSE OF BUSINESS. AS SUCH, THE PREPACKAGED PLAN DOES NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE SUBSIDIARIES' OBLIGATIONS TO SUPPLIERS, EMPLOYEES, AND OTHER CREDITORS. IN ADDITION, THE PREPACKAGED PLAN PROVIDES FOR ALL PREPETITION UNSECURED CREDITORS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, TRADE CREDITORS, TO BE PAID IN FULL IN ACCORDANCE WITH THEIR TERMS, AND SUCH CREDITORS WILL NOT, THEREFORE, BE IMPAIRED AND WILL BE DEEMED TO ACCEPT THE PREPACKAGED PLAN.

B.   CERTAIN RISKS OF NON-CONFIRMATION

     Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Prepackaged Plan. A creditor or an interest holder might challenge the adequacy of the disclosure or the balloting procedures and results as not being in compliance with the Bankruptcy Code. Even if the Bankruptcy Court were to determine that the disclosure and the balloting procedures and results were appropriate, the Bankruptcy Court could still decline to confirm the Prepackaged Plan if it were to find that any statutory conditions to confirmation had not been met. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and requires, among other things, a finding by the Bankruptcy Court that the confirmation of the Prepackaged Plan is not likely to be followed by a liquidation or a need for further financial reorganization and that the value of distributions to non-accepting creditors and interest holders will not be less than the value of distributions such creditors and interest holders would receive if the debtor were liquidated under Chapter 7 of the Bankruptcy Code. See
Section XXIII herein, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF THE CREDITORS TEST." There can be no assurance that the Bankruptcy Court will conclude that these requirements have been met, but Salant believes that the Bankruptcy Court should be able to find that the Prepackaged Plan will not be followed by a need for further financial reorganization and that non-accepting creditors and Interest Holders will receive distributions at least as great as would be received following a liquidation pursuant to Chapter 7 of the Bankruptcy Code. See Section XXV herein, entitled "VOTING AND CONFIRMATION OF THE PREPACKAGED PLAN."

     Additionally, even if the required acceptances of each of Class 3 and Class 6 are received, the Bankruptcy Court might find that the Solicitation did not comply with the solicitation requirements made applicable by subsection 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b). In such an event, Salant may seek to resolicit acceptances, but confirmation of the Prepackaged Plan could be substantially delayed and possibly jeopardized. Salant believes that its Solicitation of acceptances of the Prepackaged Plan complies with the requirements of subsection 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b), that duly executed Ballots and Master Ballots will be in compliance with applicable provisions of the Bankruptcy Code and the Bankruptcy Rules, and that, if sufficient acceptances are received, the Prepackaged Plan should be confirmed by the Bankruptcy Court. Salant, however, expressly reserves the right not to file the Prepackaged Plan and to pursue other alternatives.

     Should the Bankruptcy Court fail to confirm the Prepackaged Plan after the Chapter 11 Case has been filed, Salant would then consider all financial alternatives available to it at the time, which may include an effort to sell in the Chapter 11 Case all or a part of Salant's business or an equity interest in Salant and the negotiation and filing of an alternative reorganization plan. Pursuit of any such alternative could result in a protracted and non-orderly reorganization with all the attendant risk of adverse consequences to its and its subsidiaries businesses, operations, employees, customers and supplier relations and their ultimate ability to function effectively and competitively.

     Even if the Prepackaged Plan is confirmed by the Bankruptcy Court, there can be no assurance that Salant would not thereafter suffer a disruption in its business operations as a result of filing the Chapter 11 Case, particularly in light of the fact that Salant has been a debtor in bankruptcy on two prior occasions.

     The confirmation and consummation of the Prepackaged Plan are also subject to certain conditions. See Section IX.K. above, entitled "SUMMARY OF THE PREPACKAGED PLAN -- CONDITIONS PRECEDENT TO CONFIRMATION ORDER AND EFFECTIVE DATE."

     If the Prepackaged Plan, or a plan determined by the Bankruptcy Court not to require resolicitation of acceptances by Classes, were not to be confirmed, it is unclear whether a reorganization could be implemented and what Holders of Claims and Interests would ultimately receive with respect to their Claims and Interests. If an alternative reorganization could not be agreed to, it is possible that Salant would have to liquidate its assets, in which case Holders of Claims and Interests could receive less than they would have received pursuant to the Prepackaged Plan.

C.   CERTAIN BANKRUPTCY CONSIDERATIONS

          1.   Treatment Of The Warrants
               -------------------------

     In the event of a subsequent bankruptcy case involving Salant, the Warrants, which will be received by Holders of Old Common Stock in partial consideration for dilution of their ownership interest in Salant, would be treated as equity securities. Moreover, the Warrants may receive less favorable treatment than the New Common Stock in a subsequent bankruptcy case, because the equity interests in Reorganized Salant represented by the Warrants would not be so direct as the equity interests in Reorganized Salant represented by the New Common Stock.

          2.   Failure To File Prepackaged Plan
               --------------------------------

     Absent the Restructuring, Salant does not believe it will be able to satisfy its debt obligations under the Senior Notes without a refinancing of its indebtedness under the Credit Agreement and/or the Senior Notes or an additional capital infusion and it is unlikely that Salant will be able to obtain such refinancing or capital infusion. If Salant determines that it is or will be unable to complete the Restructuring, Salant will consider all other available financial alternatives, including the sale of all or a part of Salant's business, the implementation of an alternative restructuring arrangement outside of bankruptcy, or the commencement of a Chapter 11 case without a preapproved plan of reorganization. There can be no assurance, however, that any alternative would be on terms as favorable to Holders of Senior Notes, Old Common Stock or General Unsecured Claims as the Restructuring. If the Exchange Restructuring is not consummated, but Ballots and Master Ballots containing votes to accept the Prepackaged Plan are received in sufficient amounts and numbers, in Salant's judgment, to confirm the Prepackaged Plan, Salant expects to (but expressly reserves the right not to) file a prepackaged Chapter 11 case and use such Ballots and Master Ballots to confirm the Prepackaged Plan. Salant believes that obtaining sufficient acceptances before commencing a bankruptcy case would be preferable from the point of view of its creditors, stockholders and other constituents because such acceptances can reduce disputes during such a case concerning the reorganization of Salant and should, therefore, substantially reduce the time and costs of such a case, result in a larger distribution to Salant's creditors and stockholders than would be available under a non-prepackaged reorganization under Chapter 11 of the Bankruptcy Code or a liquidation under Chapter 7 of the Bankruptcy Code (in the absence of other alternatives) and afford Salant the best opportunity to accomplish the Restructuring in a bankruptcy case. If the Exchange Restructuring is not consummated and Salant does not have the necessary acceptances from Holders of Interests to confirm the Prepackaged Plan, Salant might nevertheless file a petition for relief under Chapter 11 of the Bankruptcy Code and seek confirmation of the Prepackaged Plan notwithstanding the dissent of certain Holders of Interests. See Section XXIII.D. herein, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST -- NONCONSENSUAL CONFIRMATION." In such event, Salant would seek to satisfy the Bankruptcy Code standards for confirmation by means of a "cramdown" against such Holders of Interests. Alternatively, Salant may seek to accomplish an alternative restructuring of its capitalization and its obligations to its Stockholders and creditors and obtain their consent to any such restructuring plan with or without a pre-approved plan of reorganization or otherwise. See Section XXIV herein, entitled "ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PREPACKAGED PLAN." However, there can be no assurance that any alternative restructuring arrangement or plan would result in a reorganization of Salant other than a liquidation, or that any such reorganization would be on terms as favorable to the Holders of Claims and Holders of Interests as the terms of the Prepackaged Plan. There is a risk that distributions to Holders of Claims and Interests under a liquidation or under a protracted and non-orderly reorganization would be substantially delayed and diminished.

     For purposes of comparison with the anticipated distributions under the Prepackaged Plan, Salant has prepared an analysis of estimated recoveries in a liquidation under Chapter 7 of the Bankruptcy Code. See
Section XXIII herein, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST." A description of procedures followed and the assumptions and qualifications in connection with this analysis is set forth in the notes thereto.

          3.   Effect On Operations
               --------------------

     Salant believes that the Solicitation and any subsequent commencement of a Chapter 11 case in connection with the Prepackaged Plan should not materially adversely affect Salant's and its subsidiaries' relationships with customers, employees and suppliers, provided that Salant can demonstrate sufficient liquidity to continue to operate the business and a likelihood of success for the Prepackaged Restructuring in a reasonably short time frame. Salant believes that the Solicitation offers the most expeditious means to achieve the Prepackaged Restructuring.

     It is possible that despite the belief and intent of the Company, the Solicitation or any subsequent commencement of a Chapter 11 case could adversely affect the relationships between Salant, its subsidiaries and their employees, customers and suppliers. There is a risk that, due to uncertainty about Salant's future, (i) employees may be distracted from performance of their duties or more easily attracted to other career opportunities, (ii) customers may seek alternative sources of supply or require financial assurances of future performance and (iii) suppliers may restrict ordinary credit terms or require financial assurances of performance. This risk is exacerbated by the fact that Salant has been a debtor in bankruptcy on two prior occasions. If such relationships were adversely affected, Salant and its subsidiaries' financial performance and working capital position could materially deteriorate. This deterioration could adversely affect Salant's ability to complete the Solicitation or, if such Solicitation is successfully completed, to obtain confirmation of the Prepackaged Plan.

     4. Nonconsensual Confirmation Salant will request that the Bankruptcy Court confirm the Prepackaged Plan under Bankruptcy Code Section 1129(b).
Section 1129(b) permits confirmation of the Prepackaged Plan despite rejection by one or more impaired classes if the Bankruptcy Court finds that the Prepackaged Plan "does not discriminate unfairly" and is "fair and equitable" as to the non-accepting class or classes. Because Class 7 is deemed not to have accepted the Prepackaged Plan, Salant will request that the Bankruptcy Court find that the Prepackaged Plan is fair and equitable and does not discriminate unfairly as to Class 7 (and any other class that fails to accept the Prepackaged Plan). For a more detailed description of the requirements for acceptance of the Prepackaged Plan and of the criteria for confirmation notwithstanding rejection by certain classes, see Section XXIII.D. herein, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST -- NONCONSENSUAL CONFIRMATION." Salant, however, will not seek confirmation of the Prepackaged Plan unless it is accepted by Class 3.

D.   ADDITIONAL RISK FACTORS

          1.   Company Results of Operations Subject to Variable
               Influences; Intense Competition
               -------------------------------------------------

     The Company's business is sensitive to changes in consumer spending patterns, consumer preferences and overall economic conditions. The Company is also subject to fashion trends affecting the desirability of its merchandise. The apparel industry in the United States is highly competitive and characterized by a relatively small number of multi-line manufacturers (such as the Company) and a large number of specialty manufacturers. The Company faces substantial competition in its markets from manufacturers in both categories. Many of the Company's competitors have significantly greater financial resources than the Company. The Company also competes for private label programs with the internal sourcing organizations of its own customers. The Company's future performance will be subject to such factors, most of which are beyond its control, and there can be no assurance that such factors would not have a material adverse effect on the Company's results of operations and financial condition.

          2.   Dilution
               --------

     Pursuant to the Prepackaged Plan, on or after the Effective Date, the Company will issue 18,456,350 shares of New Common Stock directly to exchanging Noteholders, and 1,496,461 shares of New Common Stock to Stockholders, and will reserve 2,216,979 shares of New Common Stock for issuance upon exercise of the Warrants. The issuance of the 18,456,350 shares to Noteholders will result in a significant dilution of the existing equity interests of the Stockholders (as a percentage of outstanding shares of common stock) which could adversely affect the market price and the value of the New Common Stock. Immediately following the consummation of the Prepackaged Restructuring, the 18,456,350 shares issued directly to Noteholders will, after the Effective Date, represent 92.5% of the total outstanding shares of New Common Stock, excluding the Warrant Shares based on the number of shares of Old Common Stock outstanding as of the Record Date. Upon consummation of the Prepackaged Restructuring, Stockholders will receive, for each share of Old Common Stock held, .14814815 Warrants with an exercise price of $6.2648 per share (subject to adjustment). Based upon the current market price of the Old Common Stock (after giving effect to the Reverse Split), the Warrants may be "out of the money" immediately following the Prepackaged Restructuring, and no assurance can be made that the Warrants will ever be "in the money." If all Warrants are exercised, the percentage of New Common Stock held by exchanging Noteholders would be reduced from 92.5% to 83.25%, and the percentage of New Common Stock held by Stockholders would be reduced from 7.5% to 6.75% (assuming that none of the Warrants are held by the Stockholders at the time the Warrants are exercised). See Section VI above, entitled "PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING." In addition, there can be no assurance that the Company will not need to issue additional Common Stock in the future in order to achieve its business plan or if it does not achieve its projected results, which could lead to further dilution to holders of the Company's Common Stock.

          3.   Limitation on Use of Net Operating Losses
               -----------------------------------------

     As a result of the receipt by Noteholders of New Common Stock in exchange for the Senior Notes pursuant to the Restructuring, the Company will undergo an "ownership change" for Federal income tax purposes. Accordingly, the Company will be limited in its ability to use its net operating loss carryovers and certain tax credit carryforwards to offset future taxable income. Under the Exchange Restructuring, the limitation imposed upon the Company's use of its net operating loss carryovers would be more restrictive than under the Prepackaged Restructuring. See Section XXII.A. herein, entitled "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PREPACKAGED PLAN -- FEDERAL INCOME TAX CONSEQUENCES TO SALANT."


     4. Lack of Trading Market for Warrants and New Common Stock; Volatility; Potential De-Listing of the New Common Stock
          --------------------------------------------------------

     There can be no assurance that an active market for the Warrants and/or the New Common Stock will develop or, if any such market does develop, that it will continue to exist. Further, the degree of price volatility in any such market that does develop may be significant. Accordingly, no assurance can be given as to the liquidity of the market for any of the Warrants and/or the New Common Stock or the price at which any sales may occur.

     The Company has fallen below the continued listing criteria of the NYSE for net tangible assets available to common stock together with average net income after taxes for the past three years. The Company has requested that the NYSE waive compliance with such test until consummation of the Restructuring. There can be no assurance, however, that the NYSE will waive compliance with such test. If the common stock of the Company were de-listed, there could be an adverse effect on the liquidity of the market for such common stock. Should the Restructuring be consummated, the Company expects to be in full compliance with all of the NYSE's requirements for continued listing on the NYSE. See Section XIX herein, entitled "PREPACKAGED RESTRUCTURING ACCOUNTING TREATMENT."

     The Company expects that the New Common Stock and the Warrants will be eligible for listing and will be listed for trading on the NYSE. There can be no assurance, however, that the Company will maintain its status as a reporting Company under the Exchange Act or that the New Common Stock and/or the Warrants will be listed for trading on the NYSE. If the Company is unable to have the New Common Stock and Warrants listed for trading on the NYSE, the Company will use its best efforts to cause all New Common Stock and Warrants to be quoted on the National Market System of NASDAQ or to be listed on another national securities exchange. However, there is no assurance that the Company would be successful in such efforts.

     5. Possible Volatility of Stock Price; Effect of Prepackaged Restructuring on Stock Price
          ---------------------------------------------------------

     Since March 3, 1998, the market price of the Old Common Stock has experienced some degree of volatility. There can be no assurance that such volatility will not continue for the New Common Stock or become more pronounced. In addition, the stock market has recently experienced, and is likely to experience in the future, significant price and volume fluctuations which could materially adversely effect the market price of the New Common Stock without regard to the operating performance of the Company. The Company believes that factors such as the Prepackaged Restructuring, quarterly fluctuations in the financial results of the Company or its competitors and general conditions in the industry, the overall economy, the financial markets and other risks described herein could cause the price of the New Common Stock to fluctuate substantially.

     6.   Concentrated Ownership of New Common Stock
          ------------------------------------------

     Following consummation of the Prepackaged Restructuring, the ownership of the New Common Stock will likely be significantly more concentrated than was the ownership of the Old Common Stock. Assuming that the current holders of the Senior Notes do not significantly change prior to the Effective Date, the Company will be controlled by a few stockholders who are currently holders of the Senior Notes. These holders of New Common Stock may seek to influence the direction of the Company. For instance, following consummation of the Prepackaged Restructuring, Magten will own in excess of 60% of the issued and outstanding shares of New Common Stock. As a result, Magten may have the ability to control the Company's management, policies and financing decisions, to elect a majority of the members of the Company's Board and to control the vote on all matters coming before the stockholders of the Company. Pursuant to the Letter Agreement, the Company has agreed that three to five out of seven to nine members of the initial new Board members will be nominated by Magten, subject to consultation with the Company and other Noteholders who may come forward prior to the commencement of the Solicitation for election to the Board following the Prepackaged Restructuring. The Company does not have complete information regarding the beneficial ownership of the Senior Notes and is not aware of any agreement among Noteholders to seek to influence the direction of the Company or to otherwise act in concert following the Prepackaged Restructuring. There can be no assurance, however, that no such agreements exist.

     7.   Absence of and/or Restriction on Dividends
          ------------------------------------------

     The Company did not pay any dividends on the Old Common Stock in 1995, 1996 or 1997 and does not anticipate paying dividends on the New Common Stock at any time in the foreseeable future. Moreover, the Credit Agreement places restrictions on the Company's ability to declare or pay cash dividends on the Old Common Stock and the Company believes that the New Credit Agreement will similarly restrict the payment of dividends on the New Common Stock. For a description of the limitations contained in the Credit Agreement, see Section XX herein, entitled "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY."

     8.   History of Losses; Effect of Transaction
          ----------------------------------------

     Although the Company was profitable for the fiscal year ended December 30, 1995, for the fiscal years ended December 31, 1994, December 28, 1996 and January 3, 1998, the Company reported net losses of $7,865,000, $9,323,000 and $18,088,000, respectively. The net losses were primarily attributable to the write-off of goodwill, the write-down of other assets, facility shut-downs and the closure of certain unprofitable operations. There can be no assurance that the Company will regain its profitability, or have earnings or cash flow sufficient to cover its fixed charges.

     9.   Cash Flow From Operations
          -------------------------

     During the fiscal years ended December 28, 1996 and January 3, 1998, the Company had a positive cash flow from operating activities of $17.1 million and a negative cash flow from operating activities of $9.8 million, respectively. The Fiscal 1996 figure reflects a $17.5 million reduction in inventories due to improved inventory management, and the effects of the implementation of a strategic business plan for the men's apparel group. The lower inventory balance was partially offset by an increase in accounts receivable, due to changes in the Company's factoring arrangements with CIT which reduced the amount of accounts receivable sold to CIT and the related factoring costs. The Fiscal 1997 figure reflects an operating loss of $10.7 million and an increase in accounts receivable of $5.7 million, offset by non-cash charges, such as depreciation and amortization, of $8.9 million.

     The Company's principal sources of liquidity, both on a short-term and a long-term basis, are cash flow from operations and borrowings under the Credit Agreement. Based upon its analysis of its consolidated financial position, its cash flow during the past twelve months and the cash flow anticipated from its future operations, the Company believes that its future cash flows together with funds available under the Credit Agreement should be adequate to meet the financing requirements it anticipates during the next twelve months provided that the Company consummates the Restructuring and secures a New Credit Agreement. See Section XI above, entitled "DESCRIPTION OF NEW CREDIT AGREEMENT." There can be no assurance, however, (i) that the Company will consummate the Prepackaged Restructuring, (ii) the Company will obtain a New Credit Agreement on favorable terms, or (iii) that future developments and general economic trends will not adversely affect the Company's operations and, hence, its anticipated cash flow.

     10.  Declines in Net Sales and Gross Profits
          ---------------------------------------

     Sales of men's apparel decreased by $18.9 million, or 5.5%, in Fiscal 1997. This decrease resulted from (a) a $12.4 million reduction in sales of men's slacks, of which $8.4 million reflected the elimination of unprofitable programs and the balance was primarily due to operational difficulties experienced in the first quarter of Fiscal 1997 related to the move of manufacturing and distribution out of the Company's facilities in Thomson, Georgia, (b) a $5.7 million reduction in sales of men's sportswear, which included a $16.7 million reduction for the elimination of the company's JJ. Farmer and Manhattan sportswear lines, as offset by an $11.0 million increase in sales of Perry Ellis sportswear product, (c) a $5.1 million decrease in sales of men's accessories, primarily due to the slow-down of the novelty neckwear business and (d) a $4.7 million reduction in sales of certain dress shirt lines, which reflected the elimination of unprofitable businesses. These sales decreases were partially offset by a $9.5 million increase in sales of Perry Ellis dress shirts due to the addition of new distribution and the continued strong acceptance of these products by consumers. The total sales reduction attributable to the elimination of unprofitable programs was $29.8 million. Sales of children's sleepwear, underwear and sportswear increased by $3.4 million, or 7.5%, in Fiscal 1997. This increase was primarily a result of the continuing expansion of the Joe Boxer children's product lines. Sales of the retail outlet stores division decreased by $5.4 million, or 19.8%, in Fiscal 1997. This decrease was due to (i) a decrease in the number of stores in the first 10 months of Fiscal 1997 and (ii) the decision in November 1997 to close all non-Perry Ellis outlet stores. The Company ceased to operate the non-Perry Ellis outlet stores in November 1997.

     The gross profit margin of the children's sleepwear and underwear segment declined as a result of (i) slowdown in sales of certain licensed products, requiring a greater percentage of off-price sales, as well as an increase in discounts and allowances, (ii) an increase in reserves for remaining inventory and (iii) higher distribution and product handling costs. The gross profit of the retail outlet stores decreased primarily as a result of inventory markdowns of $1.6 million (7.3% of net sales) related to the closing of the non-Perry Ellis stores. Excluding these inventory markdowns, the gross profit margin increased as a result of a decrease in the transfer prices (from a negotiated rate to standard cost) charged to the retail outlet stores for products made by other divisions of the Company.

     11.  Retail Environment
          ------------------

     The retail industry has experienced significant consolidation and other ownership changes resulting in a decrease in the number of retailers. In addition, various retailers, including some of the Company's customers, have experienced declines in revenue and profits in recent periods and some have been forced to file for protection under the federal bankruptcy laws. In the future, other retailers in the United States and in foreign markets may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry the Company's products or increase the ownership concentration within the retail industry. There can be no assurance that such changes would not have a material adverse effect on the Company's results of operations and financial condition.

     12.  Apparel Industry Cycles and Other Economic Factors
          --------------------------------------------------

     The apparel industry historically has been subject to substantial cyclical variations, with consumer spending on apparel tending to decline during recessionary periods. A decline in the general economy or uncertainties regarding future economic prospects may affect consumer spending habits, which, in turn, could have a material adverse effect on the Company's results of operations and financial condition.

     13.  Seasonality and Fashion Risk
          ----------------------------

     The Company's principal products are organized into seasonal lines for resale at the retail level during the Spring, Fall and Holiday seasons. Typically, the Company's products are designed as much as one year in advance and manufactured approximately one season in advance of the related retail selling season. Accordingly, the success of the Company's products is often dependent on the ability of the Company to successfully anticipate the needs of the Company's retail customers and the tastes of the ultimate consumer up to a year prior to the relevant selling season. In addition, the Company experiences seasonal fluctuations in its net sales and net income, with a disproportional amount of the Company's net sales and a majority of its net income typically realized during the fourth quarter. Net sales and net income are generally weakest during the first quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the Company's ability to source, manufacture and distribute its products.

     14. Dependence on Certain Customers and Licensees; Effect of Restructuring on Licenses
          --------------------------------------------------------

     Certain of the Company's customers, including some under common ownership, have accounted for significant portions of the Company's gross revenues.

     In Fiscal 1997, approximately 17% of the Company's net sales were made to Sears, approximately 11% of the Company's net sales were made to Federated and approximately 10% of the Company's net sales were made to TJX. In 1996, approximately 13% of the Company's net sales were made to Sears. In 1996 and 1995, net sales to Federated represented approximately 11% and 12% of the Company's net sales, respectively. In 1995, approximately 11% of the Company's net sales were made to TJX. In 1995, approximately 13% of the Company's Children's Group's net sales were made to Dayton Hudson Corporation. No other customers accounted for more than 10% of the net sales of the Company or any of its business segments during 1995, 1996, or 1997.

     A decision by the controlling owner of a group of stores or any substantial customer, whether motivated by fashion concerns, financial difficulties, or otherwise, to decrease the amount of merchandise purchased from the Company or to cease carrying the Company's products could materially adversely affect the Company.

     In Fiscal 1997, approximately 44% of the Company's net sales was attributable to products sold under the Perry Ellis Portfolio by Perry Ellis and Perry Ellis America trademarks which are licensed to the Company under a series of license agreements with PEI. The license agreements contain renewal options which, subject to compliance with certain conditions contained therein, permit the Company to extend the terms of such license agreements. Assuming the exercise by the Company of all available renewal options, the license agreements covering men's apparel and accessories will expire on December 31, 2015. If the Company were unable to exercise its right to renew the agreements or the agreements were terminated by their terms (as a result of, among other things, the failure of the Company to make payments to PEI in accordance with the agreements and the expiration of the applicable grace periods or the failure by the Company to perform any of its other obligations under the agreements, including its obligations in respect of the production of the products licensed thereunder), the resulting inability to sell products bearing a Perry Ellis trademark would have a material adverse affect on the Company.

     In addition to the license agreement with PEI, the Company is also a party to several other license agreements. Certain of these license agreements, including the license agreements with PEI and The Walt Disney Company, contain "change of control" provisions which may be triggered by the Prepackaged Restructuring, or otherwise contain provisions that enable the licensor to terminate the license or exercise other remedies thereunder as a result of the Prepackaged Restructuring. The Company intends to seek a waiver of any such provisions from the applicable licensors. However, there can be no assurance that any such waivers will be obtained, or to the extent such waivers are obtained, on what terms they would be granted.

     15.  Foreign Operations and Sourcing; Import Restrictions
          ----------------------------------------------------

     During Fiscal 1997, approximately 12% of the products produced by the Company (measured in units) were manufactured in the United States, with the balance manufactured in foreign countries. Facilities operated by the Company accounted for approximately 75% of its domestic-made products and 37% of its foreign-made products; the balance in each case was attributable to unaffiliated contract manufacturers. In Fiscal 1997, approximately 47% of the Company's foreign production was manufactured in Mexico, approximately 18% was manufactured in Guatemala and approximately 12% was manufactured in the Dominican Republic.

     Some of the Company's imported merchandise is subject to United States customs duties. In addition, bilateral agreements between the major exporting countries and the United States impose quotas which limit the amount of certain categories of merchandise that may be imported into the United States. As a result, the Company's operations would be significantly adversely affected by political instability resulting in the disruption of trade from the countries in which the Company's contractors or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes, and other charges on imports, decreases in quota levels or available quota allocations, significant fluctuations of the value of the dollar against foreign currencies (although predominately all of the Company's contracts are designated in U.S. dollars) or restrictions on the transfer of funds. The inability of a contractor to ship orders of the Company's products in a timely manner could cause the Company to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries, or a reduction in sales prices. Further, since the Company is generally unable to return merchandise to its suppliers, it could be faced with a significant amount of unsold merchandise, which could have a material adverse effect on the Company. There can be no assurance that such factors would not have a material adverse effect on the Company's results of operations.

     16.  Dependence on Contract Manufacturing
          ------------------------------------

     In Fiscal 1997, the Company produced 59% of all of its products (in units) through arrangements with independent contract manufacturers. The use of such contractors and the resulting lack of direct control could subject the Company to difficulty in obtaining timely delivery of products of acceptable quality. In addition, as is customary in the industry, the Company does not have any long-term contracts with its fabric suppliers or product manufacturers. While the Company is not dependent on one particular product manufacturer or raw materials supplier, the loss of several such product manufacturers and/or raw material suppliers in a given season could have a material adverse effect on the Company's performance.

     17.  Information Systems and Control Procedures
          ------------------------------------------

     The Company has completed an assessment of its IS, including its computer software and hardware, and the impact that the year 2000 will have on such systems and the Company's overall operations. The Company's current software systems, without modification, will be adversely affected by the inability of the systems to appropriately interpret date information after 1999. As part of the process of improving the Company's IS to provide enhanced support to all operating areas, the Company has entered into an interim working agreement with EDS, which constitutes the initial phase of a long-term contract to outsource its IS. Such long-term outsourcing contract will provide for or eliminate any issues involving year 2000 compliance because all software provided under the outsourcing contract will be year 2000 compliant. The Company anticipates that its cost for such outsourcing will be approximately $9.0 million annually, which is consistent with the Company's current IS expenditures. The Company anticipates that it will complete its outsourcing and systems conversion in time to accommodate year 2000 issues. If the Company fails to complete such conversion in a timely manner, such failure will have a material adverse effect on the business, financial condition and results of operations of the Company.

     While the Company believes its current IS is generally adequate to support the Company's business operations, certain deficiencies relating to the age and design of the systems, including, without limitation, difficulties in planning, forecasting, allocating and measuring performance through an integrated financial system, may adversely affect the business operations of the Company in the near and long-term. There can be no assurance that the Company's efforts to improve upon and enhance its present IS will resolve or eliminate any such existing or potential deficiencies.

     As noted above, the Company has implemented a program designed to ensure that all the Company's software will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results to such dates. Any failure on the part of the Company to ensure that any such software complies with year 2000 requirements could have a material adverse effect on the business, financial condition, and results of operations of the Company. Likewise, any failure on the part of suppliers and customers of the Company to implement a year 2000 compliance program could have a material adverse effect on the business, financial condition and results of operations of the Company if such lack of compliance interrupts the Company's daily business interactions and relationships with such suppliers and customers.

     18.  Leverage and Debt Service
          -------------------------

     As of January 3, 1998, the Company had outstanding total interest bearing indebtedness of approximately $151.9 million and a total debt-to-total capital ratio of 0.761. The amount of indebtedness of the Company will be reduced by the principal amount of Senior Notes as a result of the Restructuring. The Company will continue to have annual fixed debt service requirements under the term loan portion of the New Credit Agreement. The Company expects that the New Credit Agreement will have a term loan component in the maximum principal amount of $25 million. The ability of the Company to make principal and interest payments under the Company's working capital facility, including the term loan component, will be dependent upon the Company's future performance, which is subject to financial, economic and other factors affecting the Company, some of which are beyond its control. There can be no assurance that the Company will be able to meet its fixed charges as such charges become due.

     19.  Restrictive Covenants
          ---------------------

     The Credit Agreement contains certain restrictive covenants which impose prohibitions or limitations on the Company with respect to, among other things, (i) the incurrence of indebtedness, (ii) capital expenditures, (iii) the creation or incurrence of liens, (iv) the declaration or payment of dividends or other distributions on, or the acquisition, redemption or retirement of, any shares of capital stock of the Company, and (v) mergers, consolidations and sales or purchases of substantial assets. The Credit Agreement also requires that the Company satisfy certain financial tests, maintain certain financial ratios, and satisfy a maximum net loss test. Failure to comply with such covenants could result in a default under the Credit Agreement which could have a material adverse effect on the financial condition and results of operations of the Company. The Company anticipates that the New Credit Agreement will contain restrictive covenants similar to those contained in the Credit Agreement.

     20.  Need for Sustained Trade Support
          --------------------------------

     The Company's ability to achieve sales growth and profitability includes significant reliance on continued support from its vendors. If the Company's major vendors reduce their credit lines or product availability to the Company, it could have a material adverse effect on the Company's sales, cash position and liquidity.

                     XV. OWNERSHIP OF OLD COMMON STOCK

     The following table sets forth certain information as of March 16, 1998, with respect to each person who is known to the Company to be the "beneficial owner" (as defined in regulations of the Commission) of more than 5% of the outstanding shares of Common Stock.

                  BENEFICIAL OWNERS OF MORE THAN 5% OF THE
                 OUTSTANDING SHARES OF SALANT COMMON STOCK

NAME AND ADDRESS OF                 AMOUNT AND NATURE OF
 BENEFICIAL OWNER                   BENEFICIAL OWNERSHIP    PERCENT OF CLASS(a)
-------------------                 --------------------    -------------------

Apollo Apparel Partners, L.P.            5,924,352               39.6%
   c/o Apollo Advisors, L.P.
   Two Manhattanville Road
   Purchase, New York 10577

DDJ Capital Management, LLC              1,809,100(b)            12.1%
141 Linden Street, Suite 4
Wellesley, MA 02181

----------------------------------

(a) This percentage is calculated on the basis of 14,964,608 shares outstanding as of March 16, 1998, excluding those shares held by or for the account of the Company.

(b) On or around March 19, 1998, DDJ sold 430 shares of Old Common Stock, which sale is not reflected herein.


                      SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information as of March 16, 1998 with respect to the beneficial ownership of Old Common Stock by each of the directors of the Company, the Chief Executive Officer and each of the four most highly compensated other executives of the Company (the "Named Executive Officers") and all directors and executive officers of the Company as a group.

               BENEFICIAL OWNERSHIP OF SALANT COMMON STOCK BY
              DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                     AMOUNT AND NATURE
                                     OF BENEFICIAL                 PERCENT OF
NAME OF BENEFICIAL OWNER             OWNERSHIP (a)                 CLASS (b)
------------------------             -------------                 ---------

Nicholas P. DiPaolo................  0                             *

Robert H. Falk.....................  5,925,652 (c)                 39.6%

Philip A. Franzel..................  1,000 (d)                     *

Ann Dibble Jordan..................  2,200 (e)                     *

Todd Kahn..........................  71,500 (f)                    *

Robert Katz........................  5,925,952 (g)                 39.6%

Harold Leppo.......................  2,200 (h)                     *

Michael A. Lubin...................  0                             *

Jerald S. Politzer.................  145,000 (i)                   1.0%

Richard P. Randall.................  0                             *

Bruce F. Roberts...................  6,200 (j)                     *

John S. Rodgers....................  433,787 (k)                   2.9%

Marvin Schiller....................  16,134 (l)                    *

Edward M. Yorke....................  5,926,552 (m)                 39.6%

All directors and executive
  officers as a group
  (14 persons).....................  6,607,773 (n)                 43.6%

------------------------

*    Represents less than one percent.

(a) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Old Common Stock which such person has the right to acquire within 60 days following March 16, 1998.

(b) As of March 16, 1998, there were 14,964,608 shares outstanding, excluding those shares held by or for the account of the Company. For purposes of computing the percentage of outstanding shares of Old Common Stock held by each person or group of persons named above, any security which such person or persons has the right to acquire within 60 days following March 16, 1998 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(c) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,300 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Falk is a principal of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.

(d)  This amount represents 1,000 shares held directly by Mr. Franzel.

(e) This amount represents 2,200 shares issuable upon the exercise of stock options.

(f) This amount includes 4,000 shares held directly and 67,500 shares issuable upon the exercise of stock options.

(g) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,600 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Katz is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.

(h) This amount represents 2,200 shares issuable upon the exercise of stock options.

(i) This amount includes 45,000 shares held directly and 100,000 shares issuable upon the exercise of stock options.

(j) This amount includes 4,000 shares held directly and 2,200 shares issuable upon the exercise of stock options.

(k) This amount includes 424,280 shares held directly by Mr. Rodgers, 1,300 shares issuable upon the exercise of stock options, 2,284 shares held through the Company's Long Term Savings and Investment Plan (the "Savings Plan") and 5,923 shares held by the Margaret S. Vickery Trust, of which Mr. Rodgers is a co-trustee. As to the shares held by the Margaret S. Vickery Trust, Mr. Rodgers shares voting and investment power with a co-trustee. He disclaims beneficial ownership with respect to the shares held by the Trust.

(l) This amount includes 11,234 shares held directly and 5,200 shares issuable upon the exercise of stock options.

(m) This amount includes 5,924,352 shares beneficially owned by Apollo and 2,200 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing partner of which is Apollo Advisors, L.P. Mr. Yorke is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.

(n) The 6,607,773 shares held by all directors and executive officers of the Company as a group counts the 5,924,352 shares held by Apollo (discussed in notes (c), (g) and (m) above) once. Such 6,607,773 shares include (i) 6,419,789 shares held directly by, or attributable to, directors and executive officers, (ii) 2,284 shares held through the Savings Plan by executive officers, and (iii) 185,700 shares issuable upon the exercise of stock options held by all directors and executive officers that are exercisable on, or may become exercisable within sixty days of, March 16, 1997.


      XVI. MARKET FOR OLD COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The Old Common Stock is traded on the New York Stock Exchange (the "NYSE") under the trading symbol SLT.

     The high and low sale prices per share of Old Common Stock (based upon the NYSE composite tape as reported in published financial sources) for each quarter of 1996 and 1997 are set forth below. The Company did not declare or pay any dividends during such years. The indenture governing the Senior Notes and the Credit Agreement requires the satisfaction of certain net worth tests prior to the payment of any cash dividends by the Company. As of January 3, 1998, the Company was prohibited from paying cash dividends under the most restrictive of these provisions.


         HIGH AND LOW SALE PRICES PER SHARE OF THE OLD COMMON STOCK

          QUARTER                     HIGH                     LOW
          -------                     ----                     ---

          1997
          Fourth                      $3 3/8                  $1 9/16
          Third                           3                   1 15/16
          Second                       4 1/4                    2 7/8
          First                        5 3/8                        3

          1996
          Fourth                      $3 7/8                   $3 1/8
          Third                            4                    2 3/4
          Second                       4 7/8                    3 1/2
          First                        5 3/4                    3 1/8

     On March 2, 1998, the day immediately prior to the date the Company announced its intention to pursue the Restructuring, the closing market price of the Old Common Stock was $1.6875 per share. On ____________, 1998, there were _____ holders of record of shares of Old Common Stock, and the closing market price was $______ per share.

     The following chart indicates the effect of the Prepackaged Restructuring on the amount and percentage of the holdings of the Company's common equity owned beneficially by (i) each person (including any group as that term is used in section 13(d)(3) of the Exchange Act) who is known to the Company to be the beneficial owner of more than 5% of the Old Common Stock, (ii) each current director and each Board nominee and (iii) all directors and officers as a group.



                                                                New Common Stock Issuable with Respect
                        Old Common Stock Beneficially            to Such Holdings of Old Common Stock
                        Owned as of March 16, 1998           Upon the Effective Date of Prepackaged Plan**
                        -----------------------------        ---------------------------------------------

        Holder          No. Of Shares(a)    % of Class(b)        No. Of Shares          % of Class
        ------          ----------------    -------------        -------------          ----------

Apollo Apparel          5,924,352             39.6%              592,435                  2.9%
Partners, L.P.

DDJ Capital             1,809,100             12.1%              180,910                  *
Management, LLC

Robert Falk             5,925,652 (c)         39.6%              592,565                  2.9%

Ann Dibble Jordan       2,200 (d)             *                  220                      *

Robert Katz             5,925,952 (e)         39.6%              592,595                  2.9%

Harold Leppo            2,200 (f)             *                  220                      *

Jerald S. Politzer      145,000 (g)           1.0%               14,500                   *

Bruce F. Roberts        6,200 (h)             *                  620                      *

John S. Rodgers         433,787 (i)           2.9%               43,379                   *

Marvin Schiller         16,134 (j)            *                  1,613                    *

Edward M. Yorke         5,926,552 (k)         39.6%              592,655                  2.9%

All directors and
executive officers as
a group (14 persons)    6,535,277 (l)         43.6%              653,528                  3.2%

------------------------

*    Represents less than one percent.

** Exclusive of any shares of New Common Stock issuable upon exercise of any Warrants distributed to such holders in connection with the Restructuring.

(a) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Old Common Stock which such person has the right to acquire within 60 days following March 16, 1998.

(b) As of March 16, 1998, there were 14,964,608 shares outstanding, excluding those shares held by or for the account of the Company. For purposes of computing the percentage of outstanding shares of Old Common Stock held by each person or group of persons named above, any security which such person or persons has the right to acquire within 60 days following March 16, 1998 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(c) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,300 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Falk is a principal of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.

(d) This amount represents 2,200 shares issuable upon the exercise of stock options.

(e) This amount includes 5,924,352 shares beneficially owned by Apollo and 1,600 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing general partner of which is Apollo Advisors, L.P. Mr. Katz is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.

(f) This amount represents 2,200 shares issuable upon the exercise of stock options.

(g) This amount includes 45,000 shares held directly and 100,000 shares issuable upon the exercise of stock options.

(h) This amount includes 4,000 shares held directly and 2,200 shares issuable upon the exercise of stock options.

(i) This amount includes 424,280 shares held directly by Mr. Rodgers, 1,300 shares issuable upon the exercise of stock options, 2,284 shares held through the Company's Long Term Savings and Investment Plan (the "Savings Plan") and 5,923 shares held by the Margaret S. Vickery Trust, of which Mr. Rodgers is a co-trustee. As to the shares held by the Margaret S. Vickery Trust, Mr. Rodgers shares voting and investment power with a co-trustee. He disclaims beneficial ownership with respect to the shares held by the Trust.

(j) This amount includes 11,234 shares held directly and 5,200 shares issuable upon the exercise of stock options.

(k) This amount includes 5,924,352 shares beneficially owned by Apollo and 2,200 shares issuable upon the exercise of stock options. The general partner of Apollo is AIF II, L.P., the managing partner of which is Apollo Advisors, L.P. Mr. Yorke is an officer of Apollo Advisors, L.P. He disclaims beneficial ownership of any shares of Old Common Stock held by Apollo.

(l) The 6,607,773 shares held by all directors and executive officers of the Company as a group counts the 5,924,352 shares held by Apollo (discussed in notes (c), (g) and (m) above) once. Such 6,607,773 shares include (i) 6,419,789 shares held directly by, or attributable to, directors and executive officers, (ii) 2,284 shares held through the Savings Plan by executive officers, and (iii) 185,700 shares issuable upon the exercise of stock options held by all directors and executive officers that are exercisable on, or may become exercisable within sixty days of, March 16, 1997.


     All of the outstanding voting securities of the Company's subsidiaries are owned beneficially and (except for shares of certain foreign subsidiaries of the Company owned of record by others to satisfy local laws) of record by the Company.

     The Company has never declared or paid and does not expect to declare or pay dividends on the outstanding Old Common Stock. Restrictions contained in the instruments governing the outstanding indebtedness of the Company restrict its ability to provide funds that might otherwise be used by the Company for the payment of dividends on the Old Common Stock. The Company has fallen below the continued listing criteria of the NYSE for net tangible assets available to common stock together with average net income after taxes for the past three years. The Company has requested that the NYSE waive compliance with such test until consummation of the Prepackaged Restructuring. Should the Prepackaged Restructuring be consummated, the Company expects to be in full compliance with all of the NYSE's requirements for continued listing on the NYSE. The can be, however, no assurance that the NYSE will waive compliance of such test.

                  XVII. MARKET PRICES OF THE SENIOR NOTES

     The Senior Notes are traded in the over-the-counter market by certain dealers who from time to time are willing to make a market in such securities. Trading of the Senior Notes is, however, extremely limited. Prices and trading volume of the Senior Notes in the over-the-counter market are not reported and are difficult to monitor. To the extent that Senior Notes are traded, prices may fluctuate widely depending on, among other things, the trading volume and the balance between buy and sell orders.

                    XVIII. APPLICATION OF SECURITIES ACT

A. THE SOLICITATION

     Salant has registered under the Securities Act the offer to exchange New Common Stock and Warrants for Senior Notes and Old Common Stock which may be deemed to be made by Salant pursuant to the Solicitation.

B. ISSUANCE AND RESALE OF NEW SECURITIES UNDER THE PREPACKAGED PLAN

     Section 1145 of the Bankruptcy Code generally exempts from registration under the Securities Act (and any equivalent state securities or "blue sky" laws) the offer of a debtor's securities under a Chapter 11 plan if such securities are offered or sold in exchange for a claim against, or equity interest in, such debtor. In reliance upon this exemption, the New Common Stock and Warrants to be issued on the Effective Date as provided in the Prepackaged Plan generally will be exempt from the registration requirements of the Securities Act, and state and local securities laws. Accordingly, such securities may be resold without registration under the Securities Act or other federal securities laws pursuant to the exemption provided by Section 4(l) of the Securities Act, unless the holder is an "underwriter" with respect to such securities, as that term is defined in the Bankruptcy Code. In addition, such securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of securities issued under the Prepackaged Plan are advised to consult with their own counsel as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

     Section 1145(b) of the Bankruptcy Code defines "underwriter" under section 2(11) of the Securities Act of 1933 as an entity who (A) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such a claim or interest; (B) offers to sell securities offered or sold under a plan for the holders of such securities; (C) offers to buy securities offered or sold under a plan from the holders of such securities if, such offer to buy is (i) with a view to distribution of such securities, and (ii) under an agreement made in connection with the plan, with the consummation of a plan, or with the offer or sale of securities under a plan; or (D) is an issuer, as used in section 2(11) of the Securities Act of 1933, with respect to such securities.

     Notwithstanding the foregoing, statutory underwriters may be able to sell securities without registration pursuant to the resale limitations of Rule 144 under the Securities Act which, in effect, permits the resale of securities received by statutory underwriters pursuant to a Chapter 11 plan, subject to applicable volume limitation, notice and manner of sale requirements, and certain other conditions. Parties which believe they may be statutory underwriters as defined in section 1145 of the Bankruptcy Code are advised to consult with their own counsel as to the availability of the exemption provided by Rule 144. For a description of the Registration Rights Agreement, see Section X above, entitled "DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT."

     There can be no assurance that an active market for any of the securities to be distributed under the Prepackaged Plan will develop and no assurance can be given as to the prices at which they might be traded.

     BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER, SALANT MAKES NO REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE DISTRIBUTED UNDER THE PREPACKAGED PLAN.

     MOREOVER, SUCH SECURITIES, OR THE DOCUMENTS THAT ESTABLISH THE TERMS AND PROVISIONS THEREOF, MAY CONTAIN TERMS AND LEGENDS THAT RESTRICT OR INDICATE THE EXISTENCE OF RESTRICTIONS ON THE TRANSFERABILITY OF SUCH SECURITIES.

     SALANT RECOMMENDS THAT RECIPIENTS OF SECURITIES UNDER THE PREPACKAGED PLAN CONSULT WITH LEGAL COUNSEL CONCERNING THE LIMITATIONS ON THEIR ABILITY TO DISPOSE OF SUCH SECURITIES.

                    XIX. PRO FORMA FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Consolidated Balance Sheet as of January 3, 1998 and the Unaudited Pro Forma Consolidated Statements of Operations for Fiscal 1997 are based upon the historical financial position and results of operations as of and for the periods then ended. There are pro forma adjustments to the historical consolidated statements of operations (based on the assumptions set forth below) give effect to the Restructuring transactions, including (i) the issuance of 18,456,350 shares of New Common Stock to Noteholders, (ii) the issuance of 1,496,461 shares of New Common Stock to Stockholders, and (iii) the issuance of Warrants representing the right to purchase up to 2,216,979 shares, after giving effect to the Reverse Split, of New Common Stock to Stockholders. The following Unaudited Pro Forma Consolidated Balance Sheet as of January 3, 1998 includes pro forma adjustments as if the Restructuring had been completed on that date.

     The pro forma adjustments are based on available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company, including the notes thereto, and the other information pertaining to the Company appearing elsewhere in this Exchange Restructuring Prospectus or incorporated herein.

     THESE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE FINANCIAL CONDITIONS OR RESULTS OF OPERATIONS OF THE COMPANY HAD THE TRANSACTIONS DESCRIBED THEREIN BEEN CONSUMMATED ON THE RESPECTIVE DATES INDICATED AND ARE NOT INTENDED TO BE PREDICTIVE OF THE FINANCIAL CONDITION OR RESULTS OF OPERATIONS OF THE COMPANY AT ANY FUTURE DATE OR FOR ANY FUTURE PERIOD.


                             SALANT CORPORATION
               UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               (IN THOUSANDS)

                               Historical        Pro Forma         Pro Forma
                             January 3, 1998    Adjustments     January 3, 1998
                             ---------------    -----------     ---------------
               ASSETS

Current assets:
  Cash and Cash Equivalents        2,215                              2,215
  Accounts receivable, net        45,828                             45,828
  Inventories                     96,638                             96,838
  Prepaid expenses and
   other current assets            4,218                              4,218
                               ---------        -----------        --------
      Total current assets       148,899                  0         148,899
                               =========        ===========        ========

Property, plant &
  equipment, net                  26,439                             26,439
Other assets                      58,039                             58,039
                               ---------        -----------        --------
                                 233,377                            233,377
                               =========                           ========


LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities:
  Loans payable                   33,800                             33,800
  Accounts payable                27,746                             27,746
  Reserve for business
   restructuring                   2,764                              2,764
  Accrued salaries, wages
   and other liabilities          16,503            (3,897) (B)      18,193
                                                      4,587 (C)
                                                      1,000 (D)
  Current portion of
   long term debt                104,879          (104,879) (B)           0
                               ---------        -----------        --------
      Total current
       liabilities               185,692          (103,189)          82,503

Deferred liabilities               5,382                              5,382

Shareholders' equity
Preferred stock                        0                                  0
Common stock                      15,405              (234) (E)      20,227
                                                   (15,171) (F)
                                                      1,517 (F)
                                                     18,710 (B)
Additional paid-in capital       107,249             15,171 (F)     209,969
                                                    (1,517) (F)
                                                      6,100 (B)
                                                     83,966 (B)
                                                      1,000 (D)
Deficit                         (75,235)            (1,380) (E)    (81,202)
                                                    (4,587) (C)
Excess of additional pension
 liability over unrecognized     (3,508)                            (3,508)
 prior service cost adjustment
Accumulated foreign currency
 translation adjustment                5                                  6

Treasury stock                   (1,614)              1,614 (E)           0
                               ---------        -----------        --------
      Total shareholders'
       equity                     42,303            103,189         145,492

                               ---------        -----------        --------
                                 233,377                            233,377
                               =========        ===========        ========

See notes to the Unaudited Pro Forma Consolidated Financial Statements.


                             SALANT CORPORATION
          UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED JANUARY 3, 1998

                               Historical                          Pro Forma
                               Year Ended        Pro Forma        Year Ended
                             January 3, 1998    Adjustments     January 3, 1998
                             ---------------    -----------     ---------------

Net sales                      $ 396,832        $                $  396,832
Costs of sales                   312,358                            312,358
                               ---------        -----------        --------
Gross profit                      84,474                  0          84,474

Selling, general and
administrative expenses         (80,593)                           (80,593)
Royalty income                     5,596                              5,596
Goodwill amortization            (1,881)                            (1,881)
Other income, net                    575                                575
Division restructuring costs     (2,066)                            (2,066)
                               ---------        -----------        --------
Income from continuing             6,105                  0           6,105
 operations before interest,
 income taxes and extraordinary
 gain

Interest expense, net           (16,660)             11,226 (G)     (5,434)
                               ---------        -----------        --------
Income/(loss) from continuing
 operations before income taxes (10,555)             11,226             671

Income taxes                         167                 0 (H)          167
                               ---------        -----------        --------
Income/(loss) from continuing
 operations                     (10,722)             11,226             504 (I)
                               =========        ===========        ========


Basic earnings/(loss) per
 share from continuing
 operations                    $  (0.71)                           $   0.02
                               =========        ===========        ========

Weighted average common
 stock outstanding             $  15,139                           $ 20,227
                               =========        ===========        ========

See notes to the Unaudited Pro Forma Consolidated Financial Statements.


                             SALANT CORPORATION

                        NOTES TO UNAUDITED PRO FORMA
                     CONSOLIDATED FINANCIAL STATEMENTS


(a)  Presentation:

     The Unaudited Pro Forma Consolidated Financial Statements assume that the transactions contemplated by the Restructuring occurred on January 3, 1998 for purposes of the Unaudited Pro Forma Balance Sheet and December 29, 1996 for purposes of the Unaudited Pro Forma Statement of Operations.

(b) Represents (i) the Noteholders exchange of $104.879 million principal amount of Senior Notes and $5.5 million of accrued interest hereon for is 18,710,417 shares, after giving affect to the ten-to-one Reverse Stock Split, of New Common Stock, and (ii) the issuance of Warrants, representing the right to purchase up to 2,247,497 shares, after giving affect to the ten-for-one Reverse Stock Split, of New Common Stock, to Stockholders at a value of $6.1 million, using the Black-Scholes option pricing formula, which incorporates such factors as the relationship of the underlying stock's price to the strike price of the Warrants and the time remaining until the Warrants expire.

(c) Represents the expenses attributable to the restructuring activities of the Company which are capitalized to stockholders equity.

(d)  Represents the expenses attributable to the Exchange Restructuring

(e)  Represents the retirement of the Company's outstanding Treasury Stock.

(f) Represents the retirement of 15,171,000 shares Old Common Stock, which includes 14,964,608 issued and outstanding shares and 206,392 shares that have been reserved for issuance in order to settle claims asserted in the 1990 Chapter 11 Case, and the issuance of 1,496,461 shares of New Common Stock to Stockholders, thereby giving effect to the ten-for-one Reverse Stock Split.

(g) Represents the elimination of interest expense relating to the Company's existing Senior Notes.

(h) No tax provision was reflected due to the utilization of net operating loss carryforwards.

(i) Income from continuing operations does not include charges of approximately $4.6 million, representing primarily professional and other costs, attributable to the restructuring activities of the Company expense.

               XX. DESCRIPTION OF INDEBTEDNESS OF THE COMPANY

     The following summary of the principal terms of certain of the existing indebtedness of the Company does not purport to be complete and is qualified in its entirety by reference to the documents governing such indebtedness, including the definitions of certain terms therein, copies of which have been filed or incorporated as exhibits to the Registration Statement of which this Disclosure Statement is a part. Whenever particular provisions of such documents are referred to herein, such provisions are incorporated by reference, and the statements are qualified in their entirety by such reference.

A. REVOLVING CREDIT AGREEMENT

     The Company is a party to a Revolving Credit, Factoring and Security Agreement, dated as of September 20, 1993, with CIT. The Credit Agreement provides the Company with general working capital financing, in the form of direct borrowings and letters of credit, up to the Maximum Credit (as defined in the Credit Agreement), subject to an asset-based borrowing formula. As collateral for borrowings under the Credit Agreement, the Company has granted to CIT a security interest in substantially all of the assets of the Company.

     The Credit Agreement imposes a number of restrictive covenants that affect the Company and its subsidiaries with respect to, among others things: (i) creating liens; (ii) incurring indebtedness and contingent obligations; (iii) paying dividends and redeeming capital stock; (iv) merging and selling assets; (v) engaging in sale and lease back transactions; (vi) making investments in other persons; (vii) engaging in certain affiliate transactions; (viii) making capital expenditures; (ix) selling accounts receivable; and (x) amending certain of its debt instruments and making payment in respect of the obligations represented thereby.

     The Credit Agreement contains a number of events of default, including the following: (i) failure to make payments of interest and principal when due; (ii) material error in any representation or warranty or certificate made under the Credit Agreement; (iii) failure of the Company to perform any of its respective agreements under the Credit Agreement; (iv) a default in the payment of any obligation of the Company or its subsidiaries on indebtedness in excess of $750,000 owing to any one person other than CIT;
(v) entry of a judgment in excess of $750,000 in the aggregate and the same remains undischarged for a period in excess of 30 days; (vi) certain events of insolvency and bankruptcy of the Company or its subsidiaries; (vii) certain events in respect of pension plans; (viii) the incurrence of environmental liability; (ix) certain change of control events; and (x) a material adverse change in the condition (financial or otherwise) of the Company.

     On March 2, 1998, the Company entered into the Forbearance Agreement with CIT, wherein CIT (i) waived, as of January 3, 1998, the Company's failure to meet the financial covenants related to stockholders' equity and maximum loss, as set forth in the Credit Agreement; (ii) agreed to forbear (subject to certain conditions) from exercising any of its rights or remedies arising under the Credit Agreement arising from the Company's failure to make the interest payment on the Senior Notes due and payable on March 2, 1998; (iii) agreed to continue making loans, advances and other financial accommodations to the Company subject to the terms and conditions of the Forbearance Agreement; (iv) increased the borrowings allowed against eligible inventory to 60%; (v) provided the Company with a discretionary $3 million seasonal overadvance; and (vi) reduced the Maximum Credit from $135 million to $125 million. Under the Forbearance Agreement, to the extent that the Company fails to maintain certain levels of borrowing under its asset-based borrowing formula, the Company is required to maintain a certain minimum interest coverage ratio and is subject to a covenant limiting the maximum loss the Company may incur in any twelve consecutive calendar months. In consideration for CIT's entering into the Forbearance Agreement, the Company agreed to pay CIT certain fees. See Section V.D. above, entitled "BACKGROUND OF THE RESTRUCTURING -- THE WAIVER AND FORBEARANCE UNDER THE CREDIT AGREEMENT." Under the Forbearance Agreement, such agreement to forbear by CIT will terminate on July 1, 1998 or earlier upon the happening of (a) the occurrence of any Event of Default (as defined in the Credit Agreement) other than a Payment Default (as defined in the Forbearance Agreement), or (b) the failure of the Company to execute and deliver to CIT before June 1, 1998, (i) a commitment letter executed by CIT providing for the agreement between CIT and the Company to enter into a new $135 million syndicated credit facility (in replacement of the financing and factoring arrangements provided by CIT pursuant to the Credit Agreement) on terms and conditions satisfactory to CIT or (ii) a copy of a commitment letter executed between another lender and the Company providing for a credit facility to the Company which by its terms provides for closing and funding thereof on or before July 1, 1998, and enabling the Company upon such closing and funding to simultaneously terminate the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement) and to satisfy in full all of its then existing Obligations (as defined in the Credit Agreement) to CIT; (c) the exercise of any right or remedy with respect to any of the Collateral (as defined in the Credit Agreement) by any holder of any Senior Notes or by the Trustee under the Indenture; or (d) the payment of any interest on the Senior Notes in respect of the Company's failure to make the March 2, 1998 interest payment or otherwise.

     In addition, the Forbearance Agreement creates two new Events of Default under the Credit Agreement: (i) the termination of E&Y as business consultant to the Company and the failure to replace E&Y with another business consultant satisfactory to CIT within 5 business days, and (ii) any event occurring after March 2, 1998 which materially and adversely affects the Company's businesses.

B. THE SENIOR NOTES

     The Company is the obligor on the Senior Notes outstanding pursuant to the Indenture, dated September 20, 1993, as amended, between the Company and Bankers Trust Company, as Trustee. Pursuant to the Indenture, the Senior Notes bear interest at a rate of 10-1/2% per annum. As of March 2, 1998, the aggregate principal face amount of Senior Notes outstanding was $104,879,000.

     The Indenture requires that 100% of the principal be repaid on December 31, 1998. The Indenture also requires the Company to pay interest semi-annually on the last day of February and August of each year, commencing February 28, 1994. In addition, the Indenture also requires the Company to use a portion of the proceeds from certain asset sales to pay amounts outstanding under the Senior Notes.

     The relative priority of liens in and upon the Company's collateral as between CIT and the Noteholders is governed by the Intercreditor Agreement, dated September 20, 1993 (the "Intercreditor Agreement"), by and between CIT and Bankers Trust Company, as Trustee.

     Pursuant to the Intercreditor Agreement, (i) CIT has a first priority lien upon all of the Company's accounts, chattel paper, instruments, documents (other than chattel paper, instruments and documents constituting general intangibles), inventory, equipment, books and records and real property (other than two parcels (the "Excepted Property")) and any proceeds of the foregoing (collectively, the "CIT Priority Collateral"), and (ii) the Noteholders have a first priority lien upon all of the Company's general intangibles, certain pledged stock, the Excepted Property and any proceeds of the foregoing (collectively, the "Noteholder Priority Collateral"). In addition, CIT holds a junior lien on all of the Noteholder Priority Collateral and the Noteholders hold a junior lien on all of the CIT Priority Collateral. However, the Intercreditor Agreement provides that upon a written declaration by CIT that an Event of Default under the Credit Agreement has occurred and all obligations thereunder are due and payable and an exercise by CIT of its rights and remedies, CIT is entitled to the first $15 million of proceeds from the Company's general intangibles (the "CIT Intangibles Limited Priority"). Under the agreement, the CIT Intangibles Limited Priority is of no further force and effect (i) from and after the release by CIT of its lien upon any of the CIT Priority Collateral (other than any such release in consideration of the contemporaneous delivery to CIT of all of the net proceeds arising from the sale, transfer or other disposition of such released CIT Priority Collateral and the application of such net Proceeds by CIT to payment to such extent of the then outstanding CIT Obligations) or (ii) in the event that the Company refinances the CIT Obligations without liens on all of the CIT Priority Collateral. The Intercreditor Agreement also provides that, except as set forth in the immediately preceding sentence with respect to the CIT Intangibles Limited Priority, the priority of liens set forth in that agreement "shall not be altered or otherwise affected by any modification, renewal, restatement, extension or refinancing" of any obligations owed to CIT or the Noteholders.

     The Indenture imposes a number of restrictive covenants that affect the Company and its Subsidiaries with respect to, among other things: (i) incurring indebtedness; (ii) creating liens; (iii) merging and selling assets; (iv) engaging in certain intercompany transactions; (v) permitting changes of control to occur; and (vi) engaging in transactions with stockholders and affiliates.

     The Indenture contains a number of events of default, including the following: (i) failure to make payments of interest when due, and the continuation of such failure for 30 days; (ii) failure to pay principal when due; (iii) default in the payment of any obligation of the Company or any of its Subsidiaries on indebtedness in the aggregate principal amount of $3,000,000 or more; (iv) failure of the Company to comply with any of its covenants or agreements under the Indenture; (v) entry of a judgment in excess of $3,000,000; and (vi) certain events of insolvency and bankruptcy of the Company of any and its Subsidiaries.

     On March 2, 1998, the Company elected not to pay the interest payment of $5.5 million that was due and payable under the Senior Notes, subject to a 30 day grace period. Because the Company elected not to pay the interest due on the Senior Notes by the expiration of the applicable grace period, an event of default has occurred with respect to the Senior Notes entitling the Noteholders to accelerate the maturity thereof. Pursuant to the Letter Agreement, Magten has, in accordance with Section 6.5 of the Indenture, caused a written direction to be provided to the Trustee, to forbear during the term of the Letter Agreement from taking any action under the Indenture in connection with the failure by the Company to make the interest payment on the Senior Notes that was due and payable on March 2, 1998. On April 8, 1998 the Trustee issued a Notice of Default stating that as a result of the Company's failure to make the interest payment due on the Senior Notes, an event of default under the Indenture had occurred on April 1, 1998. Holders of at least 25% in the aggregate principal face amount of the Senior Notes may accelerate all outstanding indebtedness under the Senior Notes pursuant to the terms of the Indenture, and in the event that Stockholders fail to approve the Restructuring Proposals and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan, such an acceleration of outstanding indebtedness under the Senior Notes cold result in the Company becoming subject to a proceeding under Federal bankruptcy laws without having solicited acceptances for the Prepackaged Plan prior to the commencement of such a proceeding.

              XXI. FINANCIAL PROJECTIONS AND ASSUMPTIONS USED

A. GENERAL ASSUMPTIONS

     The projected financial statements ("Projections") should be read in conjunction with the assumptions, qualifications, limitations and explanations set forth herein, the selected historical financial information and the other information set forth in Section III above, entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION" as set forth in this Disclosure Statement.

     The Company does not, as a matter of course, make public projections of their anticipated financial position or results of operations. Accordingly, the Company (including Reorganized Salant) does not anticipate that they will, and disclaim any obligation to, furnish updated projections to holders of Claims or Interests prior to the Effective Date or to stockholders after the Effective Date, or to include such information in documents required to be filed with the Commission, or otherwise make such information public.

     The Projections reflect numerous assumptions, including various assumptions with respect to the anticipated future performance of the Company, industry performance, general business and economic conditions and other matters, some of which are beyond the control of the Company. In addition, unanticipated events and circumstances may affect the actual financial results of Reorganized Salant. THEREFORE, WHILE THE PROJECTIONS ARE NECESSARILY PRESENTED WITH NUMERICAL SPECIFICITY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE YEARS 1998 - 2000 ("PROJECTED PERIOD") MAY VARY FROM THE PROJECTED RESULTS. THESE VARIATIONS MAY BE MATERIAL. ACCORDINGLY, NO REPRESENTATION CAN BE MADE OR IS MADE WITH RESPECT TO THE ACCURACY OF THE PROJECTIONS OR THE ABILITY OF THE COMPANY TO ACHIEVE THE PROJECTED RESULTS. See Section XIV above, entitled "RISK FACTORS" for a discussion of certain factors that may affect the future financial performance of the Company and of the various risks associated with the securities of the Company to be issued pursuant to the Prepackaged Plan.

     The Projections have been prepared by the Company's management, and while it believes that the assumptions underlying the projections for the Projected Period, when considered on an overall basis, are reasonable in light of current circumstances, no assurance can be given or is given that the Projections will be realized. The Projections were not prepared in accordance with standards for projections promulgated by the American Institute of Certified Public Accountants or with a view to compliance with published guidelines of the Securities and Exchange Commission regarding projections or forecasts. The Projections have not been audited or compiled by the Company's independent auditors.

     HOLDERS OF CLAIMS AND INTERESTS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS IN REACHING THEIR DETERMINATIONS OF WHETHER TO ACCEPT OR REJECT THE PLAN.

     Principal Assumptions

     The Projections are based upon forecasts of operating results during the Projected Period. The following is a listing of assumptions that were used to develop the Projections.

     1)   The Projections assume an Effective Date of July 1, 1998.

     2) The Projections assume that the Company will continue to operate without significant changes to it current structure.

     3) The Projections assume that the current economic environment continues throughout the Projected Period.

     4) The Projections assume that no unforeseen national or international events will occur during the Projected Period that would cause the retail industry to be adversely impacted.

     In addition to the aforementioned assumptions, the Projections are based on numerous detailed operating assumptions. The Projections assume the successful implementation of the Company's Three-Year Business Plan. The table below summarizes the projected operating statistics that management believes are significant and upon which the financial results of the Reorganized Salant will depend during the Projected Period.

                                    ACTUAL
                                     1997      1998       1999      2000
                                     ----      ----       ----      ----
   Net Sales (Millions)             $395.1    $383.6     $405.0    $448.9
   Total Gross Margin as a
    % of Sales                        21.4%     24.3%      25.4%     26.3%
   Total Operating Expenses
    as a % of Total Sales             20.3%     20.1%      20.2%     19.5%


     Sales

     During the Projected Period, sales are assumed to increase from $395.1 million in fiscal year 1997 to $448.9 million in fiscal year 2000. The assumed increase in sales during the Projected Period is based on increases in sales to existing customers, the introduction of new customers and, the certain new product line offerings.

     Gross Margin

     The Gross Margin presented in the Projections includes cost of merchandise and certain design, manufacturing and distribution costs. The overall level of Gross Margin as a percentage of net sales is expected to increase over the Projected Period, primarily as a result of a change in the sales mix and an improvement related to certain manufacturing processes.

     Operating Expenses

     Expenses are forecast based upon existing expense structures adjusted for increases in sales and changes relating to the implementation of a new management information system structure. In conjunction with the Company's Three-Year Business Plan, management has introduced various initiatives that have streamlined its operations and reduced overhead costs. It is assumed that expenses will increase in total dollar amount during the Projected Period from $80.1 million in fiscal year 1997 to $87.7 million in fiscal year 2000. However, expenses as a percentage of sales ("Operating Expenses/Net Sales") is assumed to decrease during the Projected Period from 20.3% in fiscal year 1997 to 19.5% in fiscal year 2000.

     Management intends to implement several new initiatives which management believes will further benefit the Company's operations and will help reduce expenses to the assumed levels.

     Working Capital

     Working capital has been forecast based upon the Company's experience and expectations in the marketplace and are consistent with the trends that the Company is currently experiencing.

     Capital Expenditures

     The Projections assume a significant reinvestment of capital into the Company over the Projected Period. The main areas of focus are management information systems, manufacturing and distribution. Management believes that these expenditures will substantially enhance operating efficiency, provide a platform for continued growth and are necessary to achieve the levels of profitability in the Projection.

     Income Taxes

     The Company believes that the transactions contemplated by the restructuring will cause a substantial limitation of the use of the net operating loss carryovers ("NOLs") pursuant to Section 382 of the Tax Code. A combined federal and state income tax rate of 40% has been assumed in calculating the income taxes to be paid for each of the projected years.

     B. THE THREE-YEAR BUSINESS PLAN

     The summary that follows is not intended to be complete and is qualified in its entirety by the actual terms of the Three-Year Business Plan.

     In connection with the Company's efforts to restructure, in the latter part of Fiscal 1997 and the beginning of 1998, the Company developed the Three-Year Business Plan. Under the Three-Year Business Plan, the Company intends to, among other things: (i) grow its currently profitable branded businesses with its existing labels such as Perry Ellis, John Henry and Manhattan; (ii) expand its branded menswear business with new licensed labels; (iii) expand its private brand programs such as Sears' Canyon River Blues denim and Khaki programs; (iv) develop strategies designed to return the Company's Children Group to historical levels of profitability; (v) implement procedures designed to improve operational efficiencies in distribution, manufacturing and information systems; and (vi) leverage the overhead structure of the Company.

     While the Three-Year Business Plan contemplates the Company maintaining each business segment and major line of business through the three year period, the Company will periodically review each such business segment and major line of business in order to determine whether each aspect of the Company's business is (i) performing as budgeted (ii) consistent with the Company's strategic goals, and (iii) conducive to creating operating profits in order to maximize shareholder value. As a result of such periodic reviews the Company may determine to refocus capital to different aspects of its business, sell assets and/or exit certain businesses.

     As part of the Three-Year Business Plan, the Company developed projected financial information for each of fiscal years 1998, 1999 and 2000.

     Additional information relating to the principal assumptions used in preparing the Projections is set forth below. See Section XIV herein entitled "RISK FACTORS" for a discussion of various factors that could materially affect the Company's financial condition, results of operations, business, prospects and securities.


         PROJECTED CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS

                               (IN THOUSANDS)

                                             Fiscal Year Ending Dec. 31,
                                             -----------------------------
                                               1998      1999       2000
                                             --------  --------   --------

Net sales                                    $383,550  $405,002   $448,966
Cost of goods sold                           (290,375) (302,307)  (330,834)
                                             --------  --------   --------

Gross profit                                  93,175   102,695    118,132

Selling, general and administrative          (77,193)  (81,903)   (87,695)
Royalty income                                 4,414     4,398      4,063
Goodwill amortization                         (1,881)   (1,881)    (1,881)
Division restructuring costs                  (5,425)        0          0
                                             --------  --------   --------

Income from continuing operations before
   interest and income taxes                  13,090    23,309     32,619
Interest expense, net                         (6,615)   (4,262)    (3,418)
                                             --------  --------   --------

Income from continuing operations before
   income taxes                                6,475    19,047     29,201
Income taxes                                  (2,590)   (7,619)   (11,680)
                                             --------  --------   --------

Net income                                    $3,885   $11,428    $17,521
                                             ========  ========   ========


              PROJECTED CONDENSED CONSOLIDATED BALANCE SHEETS

                               (IN THOUSANDS)

                                         ----------------------------------
                                           1998         1999         2000
                                         --------     --------     --------
ASSETS
CURRENT ASSETS:
Cash                                     $  2,218     $  2,218     $  2,218
Accounts Receivable (Net)                  60,019       60,465       65,623
Inventories (Net)                          96,403       98,488      104,414
Prepaid Expenses                            3,910        3,954        4,215
                                         --------     --------     --------
TOTAL CURRENT ASSETS                      162,549      165,126      176,471

Net Fixed Assets                           30,943       31,184       31,833

Other Assets                               55,035       51,854       48,573
                                         --------     --------     --------
TOTAL ASSETS                             $248,527     $248,164     $256,877
                                         ========     ========     ========

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loan Payable                             $ 43,136     $ 29,897     $ 18,553
Accounts Payable                           28,746       30,063       31,837
Accrued Expenses                           11,416       11,546       12,308
Other                                       2,906        2,906        2,906
                                         --------     --------     --------
TOTAL CURRENT LIABILITIES                  86,204       74,412       65,605

Other (deferred liab)                       5,579        5,579        5,579
                                         --------     --------     --------

TOTAL LIABILITIES                          91,783       79,991       71,184

TOTAL SHAREHOLDERS' EQUITY                156,745      168,173      185,694
                                         ========     ========     ========
TOTAL LIABILITIES AND EQUITY             $248,527     $248,164     $256,877
                                         ========     ========     ========


              PROJECTED STATEMENTS OF CONSOLIDATED CASH FLOWS

                               (IN THOUSANDS)

                                                    Fiscal Year Ending Dec. 31,
                                                  --------------------------------
                                                    1998        1999        2000
                                                  --------    --------    --------
OPERATING ACTIVITIES:
Net Income                                     $   3,885    $  11,428    $  17,521
Adjustment to reconcile net income to net
  cash used in operating activities:
  Accretion of interest on senior
   secured note                                    5,533            0            0
  Amortization of intangibles                      3,004        3,181        3,281
  Depreciation                                     7,188        7,581        7,187
Changes in operating assets and liabilities
   Net accounts receivable                        (1,364)        (447)      (5,158)
   Inventory                                         235       (2,085)      (5,927)
   Prepaids and other assets                         307          (45)        (261)
   Accounts payable                                1,000        1,317        1,775
   Accrued expenses                                 (211)         130          762
   Other current liabilities                      (4,394)           0            0
                                               ---------    ---------    ---------
NET CASH (USED IN) PROVIDED BY
 OPERATING ACTIVITIES                             15,183       21,060       19,180

INVESTING ACTIVITIES:
Purchase of fixed assets, net                    (11,692)      (7,821)      (7,836)
                                               ---------    ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES            (11,692)      (7,821)      (7,836)

FINANCING ACTIVITIES:
(Repayments) increase of loan payable             (3,491)     (13,239)     (11,344)
                                               ---------    ---------    ---------
NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                             (3,491)     (13,239)     (11,344)
                                               ---------    ---------    ---------
Net (decrease) increase in cash and
 cash equivalents                                      0            0            0
Cash and cash equivalents, beginning of year       2,218        2,218        2,218
                                               =========    =========    =========
Cash and cash equivalents, end of year         $   2,218    $   2,218    $   2,218
                                               =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH
 TRANSACTIONS:
Conversion of debt to common stock             $ 110,555


   XXII. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PREPACKAGED PLAN

     The following is a summary of certain Federal income tax consequences expected to result from the consummation of the Prepackaged Plan to Noteholders, Stockholders, and Salant and is for general information purposes only. This summary is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular Noteholders or Stockholders in light of their individual investment circumstances, including Stockholders who acquired their Old Common Stock pursuant to the exercise of stock options or otherwise as compensation, or to Noteholders or Stockholders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, and foreign taxpayers). In addition, this summary does not address state, local or foreign tax consequences. This summary assumes that Holders hold their Senior Notes or Old Common Stock, and will hold their New Common Stock and, in the case of Holders of Old Common Stock, Warrants, as "capital assets" (generally, property held for investment) under the Tax Code. No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed herein, and no opinion of counsel has been sought or obtained by Salant with respect thereto. NOTEHOLDERS AND STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES RESULTING FROM THE CONSUMMATION OF THE PREPACKAGED PLAN.

A. FEDERAL INCOME TAX CONSEQUENCES TO SALANT

     1.   Cancellation Of Indebtedness Income
          -----------------------------------

     Salant will realize cancellation of indebtedness ("COI") income, for Federal income tax purposes, in an amount equal to the excess, if any, of the adjusted issue price of the Senior Notes (including any accrued but unpaid interest) over the fair market value of the New Common Stock received by Noteholders pursuant to the Prepackaged Plan. The Company has approximately $55 million of operating losses and net operating loss carryovers ("NOLs") which are available to offset any COI income that may be recognized. COI income that is realized in a case under the Bankruptcy Code (i.e., pursuant to the Prepackaged Plan) will not be included in Salant's gross income under Section 108 of the Tax Code. Salant will be required, however, to reduce certain of its tax attributes, such as its operating losses and NOLs, certain tax credits, and the basis of its assets, by the amount of the COI income that is not so included.

     2.   Limitation On Net Operating Loss Carryovers
          -------------------------------------------

     As a result of the confirmation and consummation of the Prepackaged Plan, Salant will undergo an "ownership change" (generally, a 50% change in ownership) for purposes of Section 382 of the Tax Code and, accordingly, Salant will be limited in its ability to use its NOLs and certain tax credit carryforwards (the "Section 382 Limitation") to offset future taxable income. The Section 382 Limitation will generally be determined by multiplying the value of Salant's equity before the ownership change by the long-term tax-exempt rate (currently 5.04%). Because Salant will undergo an ownership change in a case under the Bankruptcy Code, however, Salant anticipates that the value of its equity for purposes of determining the
Section 382 Limitation would be adjusted to reflect the increase in such value arising from the cancellation of the Senior Notes.

B. FEDERAL INCOME TAX CONSEQUENCES TO NOTEHOLDERS

     1.   General
          -------

     The Prepackaged Plan, if confirmed and consummated as described herein, should constitute a tax-free recapitalization for purposes of the Tax Code. Accordingly, for Federal income tax purposes:

          (i) no gain or loss will be recognized by a Noteholder upon the receipt of New Common Stock pursuant to the Prepackaged Plan, except that the holder will (a) recognize gain or loss to the extent of any cash received in lieu of a fractional share or fractional Warrant, and
     (b) recognize income to the extent of the value of the New Common Stock received pursuant to the Prepackaged Plan which is allocable to any interest on the Senior Notes that accrued on or after the beginning of the holder's holding period and which was not previously included in the holder's taxable income (the "Accrued Interest");

          (ii) the aggregate tax basis of the New Common Stock received by a Noteholder pursuant to the Prepackaged Plan will be the same as the aggregate tax basis of the Senior Notes exchanged therefor (reduced by any basis apportionable to any fractional share settled in cash as described above), except that the basis of the shares of New Common Stock received (or fractions thereof) which are treated as attributable to Accrued Interest will be equal to the fair market value of such shares (or fractions thereof) on the Effective Date; and

          (iii) the holding period of the New Common Stock in the hands of a Noteholder will include the holding period of the Senior Notes exchanged therefor, except that the holding period of the shares of New Common Stock (or fractions thereof) treated as attributable to Accrued Interest will begin the day after the Effective Date.

     2.   Market Discount
          ---------------

     Noteholders who acquired their Senior Notes at a "market discount" subsequent to the initial offering of the Senior Notes may be required to carry over any accrued (but unrecognized) market discount to the New Common Stock received pursuant to the Prepackaged Plan, which discount will be recognized as ordinary income upon disposition of such New Common Stock.

C. FEDERAL INCOME TAX CONSEQUENCES TO STOCKHOLDERS

     1.   General
          -------

     In general, the receipt of New Common Stock and Warrants by Stockholders pursuant to the Prepackaged Plan will not be a taxable event, except that Stockholders will recognize gain or loss to the extent of any cash received in lieu of a fractional share or a fractional Warrant. Stockholders will be required to allocate the adjusted tax basis in their Old Common Stock (reduced by any basis apportionable to any fractional share settled in cash as described above) between the New Common Stock and the Warrants on the basis of their respective fair market values on the date of distribution. The holding period of the New Common Stock and the Warrants will include the holding period of the Old Common Stock.

     2.   Disposition
          -----------

     Upon a sale, exchange, or other disposition of the New Common Stock or the Warrants, a Stockholder will recognize a capital gain or loss in an amount equal to the difference between the amount realized and the Stockholder's adjusted tax basis in such New Common Stock or Warrants. Such gain or loss will be long-term (and subject to taxation at reduced rates) if the New Common Stock or Warrants have been held for more than one year, subject to further reduction in the case of shares of New Common Stock or Warrants held for more than 18 months.

     3.   Exercise Or Lapse Of Warrants
          -----------------------------

     Upon the exercise of a Warrant, a Stockholder will not recognize gain or loss and will have a tax basis in the New Common Stock received equal to the tax basis in such holder's Warrant plus the exercise price thereof. The holding period for the Warrant Shares received pursuant to the exercise of the Warrant will begin on the day following the date of exercise and will not include the period that the holder held such Warrant.

     In the event that a Warrant lapses unexercised, a holder will recognize a long-term capital loss in an amount equal to his tax basis in such Warrant.

     4.   Adjustment To Exercise Price
          ----------------------------

     If at any time Reorganized Salant makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for Federal income tax purposes and, in accordance with the antidilution provisions of the Warrants, the Exercise Price is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders of the Warrants. For example, a decrease in the Exercise Price in the event of distributions of cash or indebtedness of Reorganized Salant will generally result in deemed dividend treatment to holders, but generally a decrease in the event of stock dividends or the distribution of rights to subscribe for shares of New Common Stock will not.

                   XXIII. FEASIBILITY OF THE PREPACKAGED
               PLAN AND THE BEST INTERESTS OF CREDITORS TEST

     A.   CONFIRMATION HEARING

     Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of a plan. As promptly as practicable after the commencement by Salant of the Chapter 11 Case, Salant will request the Bankruptcy Court to schedule a Confirmation Hearing. Notice of the Confirmation Hearing will be provided to all known creditors and equity holders or their representatives. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any subsequent adjourned confirmation hearing.

     Section 1128(b) of the Bankruptcy Code provides that any party-in-interest may object to confirmation of the Prepackaged Plan. Pursuant to the Bankruptcy Rules, any objection to confirmation of the Prepackaged Plan must be in writing, must conform to the Bankruptcy Rules, must set forth the name of the objector and, the nature and amount of claims or interests held or asserted by the objector and against Salant's estate or property, and the basis for the objection and the specific grounds therefor, and must be filed with the Bankruptcy Court, with a copy to Chambers, together with proof of service thereof, and served upon (i) Fried, Frank, Harris, Shriver & Jacobson, Attorneys for Salant, One New York Plaza, New York, New York 10004, Attention: Brad Eric Scheler, Esq. and Lawrence A. First, Esq., (ii) The United States Trustee for the Southern District of New York, 80 Broad Street, Third Floor, New York, New York 10004, Attention: Carolyn S. Schwartz, Esq., (iii) Hebb & Gitlin, Attorneys for Magten, One State Street, Hartford, Connecticut 06103-3178,
Attention: Evan Flaschen, Esq., and (iv) the attorneys for any official committee of unsecured creditors that may be appointed in Salant's Chapter 11 Case, so as to be received no later than the date and time designated in the notice of the Confirmation Hearing.

     Objections to confirmation of the Prepackaged Plan are governed by Bankruptcy Rule 9014. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

     At the Confirmation Hearing, the Bankruptcy Court will confirm the Prepackaged Plan only if all of the following requirements of Section 1129(a) of the Bankruptcy Code are met:

     1. The Prepackaged Plan complies with the applicable provisions of the Bankruptcy Code.

     2.   Salant complies with the applicable provisions of the Bankruptcy
          Code.

     3. The Prepackaged Plan has been proposed in good faith and not by any means forbidden by law.

     4. Any payment made or to be made by Salant, or by an entity issuing securities, or acquiring property under the Prepackaged Plan, for services or for costs and expenses in, or in connection with, the Chapter 11 Case or in connection with the Prepackaged Plan and incident to the Chapter 11 Case has been approved by, or be subject to the approval of, the Bankruptcy Court as reasonable.

     5. Salant has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Prepackaged Plan, as a director or officer of Reorganized Salant, or a successor to Salant under the Prepackaged Plan, and the appointment to or continuance in such office by such individual must be consistent with the interests of creditors and interest holders and with public policy. Salant has disclosed the identity of any "insider" who will be employed or retained by Reorganized Salant and the nature of any compensation for such "insider."

     6. With respect to each Impaired Class of Claims or Interests, each holder of a Claim or Interest in such Class has either accepted the Prepackaged Plan or will receive or retain under the Prepackaged Plan on account of such Claim or Interest property of a value, as of the Effective Date, that is not less than the amount that such holder would receive or retain if Salant were liquidated on the Effective Date under Chapter 7 of the Bankruptcy Code.

     7. With respect to each Class of Claims or Interests, such Class has either accepted the Prepackaged Plan or is not Impaired by the Prepackaged Plan. If this requirement is not met, the Prepackaged Plan may still be confirmed pursuant to Section 1129(b) of the Bankruptcy Code. See Section XXIII.D. herein, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST -- NONCONSENTUAL CONFIRMATION."

     8. Except to the extent that the Holder of a particular Claim has agreed to a different treatment of its Claim, the Prepackaged Plan provides that (i) Administrative Expenses will be paid in full in Cash on the Effective Date, (ii) Allowed Priority Claims will be paid in full in Cash on the Effective Date, or if the Class of such Claims accepts the Prepackaged Plan, the Prepackaged Plan may provide for deferred Cash payments, of a value as of the Effective Date, equal to the Allowed Amount of such Claims, and (iii) the holder of an Allowed Priority Tax Claim will receive on account of such Claim deferred Cash payments over a period not exceeding six years after the date of assessment of such Claim, of a value, as of the Effective Date, equal to the Allowed amount of such Claim.

     9. If a Class of Claims is Impaired under the Prepackaged Plan, at least one Class of Claims that is Impaired by the Prepackaged Plan has accepted the Prepackaged Plan, determined without including any acceptance of the Prepackaged Plan by any "insider."

     10. Confirmation of the Prepackaged Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of Salant or any successor of Salant under the Prepackaged Plan.

     11. All fees payable under Section 1930 of title 28 as determined by the Bankruptcy Court at the Confirmation Hearing have been paid or the Prepackaged Plan provides for the payment of all such fees on the Effective Date.

     12. The Prepackaged Plan provides for the continuation after the Effective Date of payment of all Retiree Benefits (as defined in Section 1114 of the Bankruptcy Code), at the level established pursuant to subsection 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code at any time prior to confirmation of the Prepackaged Plan, for the duration of the period Salant has obligated itself to provide such benefits.

     Salant believes that the Prepackaged Plan satisfies all of the statutory requirements of Chapter 11 of the Bankruptcy Code. Certain of these requirements are discussed in more detail below.

     B.   FEASIBILITY OF THE PREPACKAGED PLAN

     In connection with confirmation of the Prepackaged Plan, Section 1129(a)(11) requires that the Bankruptcy Court find that confirmation of the Prepackaged Plan is not likely to be followed by the liquidation or the need for further financial reorganization of Salant. This is the so-called "feasibility" test.

     To support its belief in the feasibility of the Prepackaged Plan, Salant has prepared the Projections for the years 1998 through 2000, which Projections are a part of the Three-Year Business Plan. The professionals have not performed an independent investigation of the accuracy or completeness of the Projections. See Section XXI above, entitled "FINANCIAL PROJECTIONS AND ASSUMPTIONS USED."

     The Projections indicate that Reorganized Salant should have sufficient cash flow to make the payments required under the Prepackaged Plan on the Effective Date and to repay and service its debt obligations and to maintain its operations. Accordingly, Salant believes that the Prepackaged Plan complies with the standard of Section 1129(a)(11) of the Bankruptcy Code. As noted in the Projections, however, Salant cautions that no representations can be made as to the accuracy of the Projections or as to Reorganized Salant's ability to achieve the projected results. Many of the assumptions upon which the Projections are based are subject to uncertainties outside the control of Salant. Some assumptions may not materialize, and events and circumstances occurring after the date on which the Projections were prepared may be different from those assumed or may be unanticipated, and may adversely affect Salant's financial results. As discussed elsewhere in this Disclosure Statement, there are numerous circumstances that may cause actual results to vary from the projected results, and the variations may be material and adverse. See Section XIV above, entitled "RISK FACTORS" for a discussion of certain risk factors that may affect financial feasibility of the Prepackaged Plan.

     THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS OR THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION REGARDING PROJECTIONS. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED BY SALANT'S INDEPENDENT CERTIFIED ACCOUNTANTS. ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS, SOME OF WHICH HAVE NOT BEEN ACHIEVED TO DATE AND MAY NOT BE REALIZED IN THE FUTURE, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, LITIGATION, ECONOMIC, AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF SALANT. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY SALANT, OR ANY OTHER PERSON, THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.

C. BEST INTERESTS TEST

     As described above, the Bankruptcy Code requires that each holder of an impaired claim or equity interest either (a) accepts the plan or (b) receives or retains under the plan property of a value, as of the effective date of the plan, that is not less than the value such holder would receive or retain if Salant were liquidated under Chapter 7 of the Bankruptcy Code on the Effective Date.

     The first step in meeting this test is to determine the dollar amount that would be generated from the liquidation of Salant's assets and properties in the context of a Chapter 7 liquidation case. The total cash available would be the sum of the proceeds from the disposition of Salant's assets and the cash held by Salant at the time of the commencement of the Chapter 7 case. The next step is to reduce that total by the amount of any claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of Salant's business and the use of Chapter 7 for the purposes of liquidation. Next, any remaining cash would be allocated to creditors and shareholders in strict priority in accordance with Section 726 of the Bankruptcy Code (see discussion below). Finally, the present value of such allocations (taking into account the time necessary to accomplish the liquidation) is compared to the value of the property that is proposed to be distributed under the Prepackaged Plan on the Effective Date.

     Salant's costs of liquidation under Chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those which might be payable to attorneys and other professionals that such a trustee may engage, plus any unpaid expenses incurred by Salant during a Chapter 11 case and allowed in the Chapter 7 case, such as compensation for attorneys, financial advisors, appraisers, accountants and other professionals, and costs and expenses of members of any statutory committee of unsecured creditors appointed by the United States Trustee pursuant to Section 1102 of the Bankruptcy Code and any other committee so appointed. In addition, claims would arise by reason of the breach or rejection of obligations incurred and executory contracts entered into by Salant both prior to, and during the pendency of, the Chapter 11 Case.

     The foregoing types of claims, costs, expenses, and fees and such other claims which may arise in a liquidation case or result from a pending Chapter 11 case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-Chapter 11 priority and unsecured claims.

     In applying the "best interests test," it is possible that claims and equity interests in the Chapter 7 case may not be classified according to the seniority of such claims and equity interests as provided in the Prepackaged Plan. In the absence of a contrary determination by the Bankruptcy Court, all pre-Chapter 11 unsecured claims which have the same rights upon liquidation and would be treated as one class for purposes of determining the potential distribution of the liquidation proceeds resulting from Salant's Chapter 7 case. The distributions from the liquidation proceeds would be calculated ratably according to the amount of the claim held by each creditor. Therefore, creditors who claim to be third-party beneficiaries of any contractual subordination provisions might be required to seek to enforce such contractual subordination provisions in the Bankruptcy Court or otherwise. Section 510 of the Bankruptcy Code specifies that such contractual subordination provisions are enforceable in a Chapter 7 liquidation case.

     Salant believes that the most likely outcome of liquidation proceedings under Chapter 7 would be the application of the rule of absolute priority of distributions. Under that rule, no junior creditor receives any distribution until all senior creditors are paid in full, with interest, and no equity holder receives any distribution until all creditors are paid in full with interest. Consequently, Salant believes that in a Chapter 7 case, Holders of Senior Note Claims would likely receive less than they would receive under the Prepackaged Plan and Holders of Old Common Stock Interests and Other Interests would receive no distributions of property.

     After consideration of the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a Chapter 11 case, including (i) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the "forced sale" atmosphere that would prevail, (iii) the adverse effects on the salability of the capital stock of the subsidiaries as a result of the departure of key employees and the loss of major customers and suppliers, and (iv) substantial increases in claims which would be satisfied on a priority basis or on a parity with creditors in a Chapter 11 case, Salant has determined that confirmation of the Prepackaged Plan will provide each creditor and equity holder with a recovery that is not less than it would receive pursuant to a liquidation of Salant under Chapter 7 of the Bankruptcy Code.

     Moreover, Salant believes that the value of any distributions from the liquidation proceeds to each class of allowed claims in a Chapter 7 case would be the same or less than the value of distributions under the Prepackaged Plan because such distributions in a Chapter 7 case may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation in order to resolve the claims and prepare for distributions. In the event litigation were necessary to resolve claims asserted in the Chapter 7 case, the delay could be further prolonged.

     THE FOLLOWING LIQUIDATION ANALYSIS IS AN ESTIMATE OF THE PROCEEDS THAT MAY BE GENERATED AS A RESULT OF A HYPOTHETICAL CHAPTER 7 LIQUIDATION OF THE ASSETS OF SALANT. THE LIQUIDATION ANALYSIS MAKES NUMEROUS ASSUMPTIONS WITH RESPECT TO ASSET VALUATION, INDUSTRY PERFORMANCE, BUSINESS AND ECONOMIC CONDITIONS, AND OTHER MATTERS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. MOREOVER, THE METHODS AND ASSUMPTIONS USED IN PREPARING THE LIQUIDATION ANALYSIS INVOLVE SIGNIFICANT ELEMENTS OF SUBSTANTIVE JUDGMENT ON THE PART OF THE COMPANY AND MAY OR MAY NOT PROVE TO BE CORRECT. THE LIQUIDATION ANALYSIS DOES NOT PURPORT TO BE A VALUATION OF SALANT'S ASSETS AND IS NOT NECESSARILY INDICATIVE OF THE VALUES THAT MAY BE REALIZED IN AN ACTUAL LIQUIDATION WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THE ESTIMATES CONTAINED IN THE LIQUIDATION ANALYSIS.


                             SALANT CORPORATION
                     HYPOTHETICAL LIQUIDATION ANALYSIS

                              ($ IN THOUSANDS)

                                                                                               ESTIMATED
                                     ASSETS                   ESTIMATED                    LIQUIDATION VALUE
                                 AVAILABLE FOR               % RECOVERY                       (UNAUDITED)
                                  LIQUIDATION        --------------------------        -------------------------
                                  (UNAUDITED)           LOW             HIGH              LOW             HIGH          NOTE
                                  -----------        ---------        ---------        ---------       ---------     ---------

ASSETS TO BE LIQUIDATED
     Cash & Cash Equivalents      $     3,922           100.0%          100.0%         $   3,922       $   3,922
     Accounts Receivable               64,786            70.0%           80.0%            45,350          51,829         1
     Inventory                         95,231            84.4%           95.1%            53,353          61,083         2
     Prepaid Expenses                   3,590            45.0%           65.0%             1,616           2,334         3
     Net Property & Equipment          25,215             5.0%           10.0%             4,500           7,000         4
     Other Assets                      57,240            24.1%           40.2%            13,800          23,000         5
                                   ----------                                          ---------       ---------
     Total Assets                  $  249,984                                            122,541         149,169
                                   ==========

LESS:  ADMINISTRATIVE AND PRIORITY CLAIMS
     Merchandise Receipts During Liquidation Period                                      (21,500)        (21,500)        2
     Wind-down Expenses                                                                  (13,802)        (10,802)        6
     Trustee Fees                                                                         (4,488)         (2,238)        7
     Professional Fees (Estimate)                                                         (5,000)         (3,000)
     Employee Severance and Related Costs                                                 (5,363)         (4,197)        8
     Prepetition Priority Tax Claim                                                         (326)           (326)
     Subtotal                                                                             (2,000)         (1,000)
                                                                                       ---------       ---------
                                                                                         (51,667)        (43,062)
                                                                                       ---------       ---------

NET LIQUIDATION PROCEEDS AVAILABLE FOR DISTRIBUTION                                       70,879         106,105

LESS:  SECURED CLAIMS
     Pre-petition Lenders                                                                (58,562)        (58,562)        9
                                                                                       ---------       ---------
PROCEEDS AVAILABLE FOR DISTRIBUTION TO
     SENIOR SECURED NOTEHOLDERS                                                           12,312          47,453

SENIOR SECURED NOTEHOLDERS                                                              (114,067)       (114,067)       10
     RECOVERY % SENIOR SECURED NOTEHOLDERS                                                 10.8%           41.7%

PROCEEDS AVAILABLE FOR DISTRIBUTION TO
     GENERAL UNSECURED CREDITORS                                                               0               0

GENERAL UNSECURED CREDITORS:
     Accounts Payable, Trade                                                             (34,331)        (34,331)       11
     Lease Rejection Claims                                                              (10,013)         (7,510)       12
     Purchase Order Cancellation Claims                                                   (8,500)         (6,375)        3
     Pension Termination Costs                                                            (7,900)         (7,900)       13
     Contingency for Unrecorded Claims                                                    (2,000)         (1,000)
                                                                                       ---------       ---------
     TOTAL UNSECURED CLAIMS                                                            $ (62,744)      $ (57,116)
                                                                                       =========       =========
RECOVERY PERCENT - GENERAL UNSECURED CREDITORS                                            0.0%             0.0%

  RECOVERY TO EQUITY HOLDERS                                                           $       0       $       0
                                                                                       =========       =========


     GENERAL ASSUMPTIONS

a) The Liquidation Analysis reflects the Company's estimates of the proceeds that would be realized if the Company were to be liquidated in accordance with Chapter 7 of the Bankruptcy Code and is based on the Company's projected assets and liabilities as of July 1, 1998 (which for purposes of this Liquidation Analysis is assumed to be the date that a hypothetical Chapter 7 case would be commenced). Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to uncertainties beyond the control of the Company and its management.

b) The Liquidation Analysis assumes that the wind-down of the Company's estate would be completed within twelve months (the "Liquidation Period") and the sale of the assets would be completed during the first five months of the Liquidation Period. The Liquidation Period would allow the Company to sell its inventories, wind down operational activities, complete the claims reconciliation process and make distributions to parties-in-interest.

c) The wind-down costs in the liquidation analysis include operating expenses and other costs considered likely to be incurred during the Liquidation Period. Significant liquidation activities would include the liquidation of inventories, collection of accounts receivable, negotiation for the sale of real estate and/or real estate leases, equipment located in the Company's manufacturing facilities and distribution centers, owned trademarks and other remaining assets.

d) During the first three months of the Liquidation Period, staff reductions would take place for IS programmers, buying, selling, manufacturing and administrative staff, and certain management positions. During that period, certain IS, financial, legal and administration personal would be retained to manage the wind down and plan the inventory liquidation.

e) All assets are assumed to be sold for cash or cash equivalents, and all distributions are assumed to be completed on or about June 30, 1999.

f) The claim amounts reflected in the liquidation analysis are based on the Company's estimate of claims which are expected to be incurred as a result of the liquidation and the Company's estimate of claims which would exist as of July 1, 1998.

     NOTES TO LIQUIDATION ANALYSIS

     The following notes describe the significant assumptions that are reflected in the Liquidation Analysis.

     NOTE 1 - ACCOUNTS RECEIVABLE

     Accounts receivable balances primarily include amounts due from customers. The recovery of receivables is based on an estimate by the Company's management of collection, given such factors as the aging of the receivables and the time and effort to make inquires. For purposes of this Liquidation Analysis, the high estimate assumes 80% recovery on the accounts receivable balance and the low estimate assumes 70% recovery on the accounts receivable balance which includes a provision for chargebacks.

     NOTE 2 - INVENTORY

     It is assumed that, upon conversion of the case to a Chapter 7 liquidation, the Company would stop entering into new purchase commitments and would mitigate purchase order cancellation claims by receiving as many orders as is practical during the Liquidation Period.

     The cost of on order merchandise for which delivery was accepted by the Company during the Liquidation Period represents an administrative expense of the estate. It is assumed that claims arising from the cancellation of purchase orders would approximate 100% of the cost of the orders in the low recovery scenario and 75% in the high recovery scenario.

     It is assumed that the inventory would be liquidated in the Company's current channels of distribution over a five month period.

     The liquidation analysis reflects recoveries on inventory after adjustments for defective merchandise, shrink, markdowns and other allowances incurred during the Liquidation Period.

     NOTE 3 - PREPAID EXPENSES

     Prepaid expenses consist mostly of prepaid rent and other expenses. The low estimate assumes a 45% recovery in a liquidation. The high estimate assumes a possible recovery of 65% of the prepaid expense balance.

     NOTE 4 - PROPERTY AND EQUIPMENT

     Recoveries for owned real estate is based upon an estimate by the Company's management of the current market for such properties assuming a forced liquidation sale. Machinery and equipment and lease hold improvements are assumed to have minimal value in liquidation.

     NOTE 5 - OTHER ASSETS

     Primarily relates to the value of owned trademarks and tradenames, which have been valued based upon a multiple of net royalty income.

     NOTE 6 - WIND-DOWN COSTS

     The estimate for wind-down costs was based on expense levels of the Company in February 1998. The liquidation process was assumed to commence immediately upon the filing of these cases. Such expenses were forecast by department assuming the wind down of each department, as appropriate, during the Liquidation Period.

     Solely for purposes of Liquidation Analysis it was estimated that under the low recovery scenario, wind-down costs would be 110% of the estimated total expenses to allow for contingencies. The high recovery is assumed to be 90% of the estimated wind down expenses.

     NOTE 7 - TRUSTEE FEES

     Section 326 of the U.S. Bankruptcy Code limits U.S. Trustee fees to 3.0% of gross liquidation proceeds. The low recovery estimate assumes 3.0% of the low value of the liquidation proceeds. The high recovery estimate assumes 1.5% of the high liquidation proceeds.

     NOTE 8 - EMPLOYEE SEVERANCE AND RELATED COSTS

     Estimate includes the cost of severance in accordance with Company policy and includes an estimate for retention bonuses necessary in order to ensure an orderly liquidation. Estimate is based upon one month's salary at current headcount levels. High scenario assumes aggregate severance and retention bonuses at 90% of this amount and high scenario assumes 110%.

     NOTE 9 - PREPETITION BANK LENDERS

     Represents amounts due to CIT under the Credit Agreement. Such amounts are deemed to be fully secured for the purpose of this analysis.

     NOTE 10 - SENIOR SECURED NOTES

     The Senior Secured Notes are secured by a second lien on all of the assets of the Company (other than certain assets, including, without limitation, general intangibles of the Company, with respect to which the Senior Secured Notes are secured by a first lien thereon, subject to the right of CIT to receive, under certain circumstances, the first $ 15 million of proceeds from the sale of the Company's general intangibles). Accordingly this analysis assumes that all proceeds available for distribution would be used to satisfy the claims of the note holders before any distribution could be made to the general unsecured creditors. Claim amounts include accrued but unpaid interest through July 1, 1998.

     NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Postpetition accounts payable and accrued expenses reflects estimated vendor and expense payables outstanding estimated at July 1, 1998.

     NOTE 12 - LEASE REJECTION CLAIMS

     The lease rejection claim is calculated under the guidelines as stipulated by the section 502(b) of the Bankruptcy Code which limits lease damages to the greater of one year's lease obligation, or 15% of the remaining lease terms, not to exceed 3 years. The high recovery scenario contemplates 25% mitigation of the claims relating to leases with below market rents.

     NOTE 13 - PENSION TERMINATION COSTS

     Represents the cost actuarially determined to terminate the Company's various pension and retirement plans, as of January 3, 1998.


                        DISTRIBUTION OF NET PROCEEDS

                              ($ IN THOUSANDS)

     The following table sets forth an estimated distribution of the between $70,874 and $106,105 in net proceeds distributable to holders of secured claims, nonpriority unsecured claims and equity interests in a hypothetical Chapter 7 liquidation of Salant on the Effective Date and a comparison to estimated recoveries under the proposed Prepackaged Plan. The distribution in such liquidation gives effect to strict enforcement of all contractual subordination provisions.

                                   CHAPTER 7                                         CHAPTER 11
                 ----------------------------------------------     ----------------------------------------------
                    CLAIM OR                                           CLAIM OR
                     EQUITY         RECOVERY       RECOVERY             EQUITY         RECOVERY       RECOVERY
     CLASS          INTEREST          ($)             (%)              INTEREST          ($)             (%)
---------------- --------------- --------------- -------------- --- --------------- --------------- --------------
                                                      (DOLLARS IN THOUSANDS)
       2         $58,562         $58,562         100%               $58,562         $58,562               100%
       3         $114,067        $12,312 to      10.8% to           $114,067        $110,000               96.4%
                                 $47,453         41.7%
       4         $0              $0                   --            $0              $0                     --
       5         $57,116 to      $0                   --            $35,331 to      $35,331 to            100%
                 $62,744                                            $36,331         $36,331
       6         Old Common                                         Old
                 Stock           $0                   --            Common Stock    $15,000                --
       7         Other                                              Other
                 Interests       $0                   --            Interests       $0                     --


     As illustrated by the foregoing, Salant believes that under the Prepackaged Plan, each Holder of an Impaired Claim in Class 3 and each Holder of an Impaired Interest will receive on account of such Claim or Interest, property of a value, as of the Effective Date, that is not less than the value such Holder would receive if Salant were liquidated under Chapter 7 of the Bankruptcy Code on the Effective Date. Accordingly, Salant believes the Prepackaged Plan satisfies the requirements of the best interests test set forth in Section 1129(a)(7) of the Bankruptcy Code.

D. NONCONSENSUAL CONFIRMATION

     In the event that any Impaired Class of Claims or Interests does not accept the Prepackaged Plan, the Bankruptcy Court may nevertheless confirm the Prepackaged Plan if all other requirements under Section 1129(a) of the Bankruptcy Code are satisfied, and if, with respect to each Impaired Class which has not accepted the Prepackaged Plan, the Bankruptcy Court determines that the Prepackaged Plan does not "discriminate unfairly" and is "fair and equitable" with respect to such Class. Confirmation under
Section 1129(b) of the Bankruptcy Code requires that at least one Impaired Class of Claims accepts the Prepackaged Plan, excluding any acceptance of the Prepackaged Plan by an "insider" (as that term is defined in section 101 of the Bankruptcy Code). In the event Class 3 accepts the Prepackaged Plan, Salant intends to seek confirmation of the Prepackaged Plan notwithstanding the nonacceptance of one or more other Impaired Classes.

     1. No Unfair Discrimination
        ------------------------

     A plan of reorganization does not "discriminate unfairly" with respect to a nonaccepting Class if the value of the cash and/or securities to be distributed to the nonaccepting Class is equal or otherwise fair when compared to the value of distributions to other Classes whose legal rights are the same as those of the nonaccepting Class. Salant believes that the Prepackaged Plan would not discriminate unfairly against any nonaccepting Class of Claims or Interests.

     2. Fair and Equitable Test
        -----------------------

     The "fair and equitable" test of Section 1129(b) of the Bankruptcy Code requires absolute priority in the payment of claims and interests with respect to any nonaccepting Class or Classes. The "fair and equitable" test established by the Bankruptcy Code is different for secured claims, unsecured claims and equity interests, and includes the following treatment:

     Secured Claims. A plan is fair and equitable with respect to a nonaccepting class of secured claims if (1) the holder of each claim in such class will retain its lien or liens and receive deferred cash payments totaling the allowed amount of its claim, of a value, as of the effective date of the plan, equal to the value of such holder's interest in the collateral, (2) the holder of each claim in such class will receive the proceeds from any sale of such collateral or (3) the holder of each claim in such class will realize the indubitable equivalent of its allowed secured claim.

     Unsecured Claims. A plan is fair and equitable with respect to a nonaccepting class of unsecured claims if (1) the holder of each claim in such class will receive or retain under the plan property of a value, as of the effective date of the plan, equal to the allowed amount of its claim, or (2) holders of claims or interests that are junior to the claims of such creditors will not receive or retain any property under the plan on account of such junior claim or interest.

     Equity Interests. A plan is fair and equitable with respect to a nonaccepting class of interests if the plan provides that (1) each member of such class receives or retains on account of its interest property of a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest, or (2) holders of interests that are junior to the interests of such class will not receive or retain any property under the plan on account of such junior interests.

     In the event that Class 6 does not accept the Prepackaged Plan, and notwithstanding that Class 7 is deemed not to have accepted the Prepackaged Plan, Salant believes and will be prepared to demonstrate at the Confirmation Hearing that the Prepackaged Plan is "fair and equitable" with respect to all Impaired Classes of Claims and Interests, because, in each case, no class that is junior to such a dissenting class will receive or retain any property on account of the claims or equity interests in such class.

                     XXIV. ALTERNATIVES TO CONFIRMATION
                  AND CONSUMMATION OF THE PREPACKAGED PLAN

     If the Prepackaged Plan is not confirmed, the alternatives include (a) continuation of the Chapter 11 Case and formulation of an alternative plan or plans of reorganization or (b) liquidation of Salant under Chapter 7 or Chapter 11 of the Bankruptcy Code.

A. CONTINUATION OF THE CHAPTER 11 CASE

     If Salant were to commence the Chapter 11 Case and remain in Chapter 11, Salant could continue to operate its businesses and manage its properties as a debtor-in-possession, but it would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether Salant could survive as a going-concern in a protracted Chapter 11 case. Salant could have difficulty sustaining the high costs, operating financing, and the confidence of Salant's and its subsidiaries customers and trade vendors, of Salant remaining in Chapter 11. Ultimately, Salant (or other parties in interest) could propose another plan or attempt to liquidate Salant under Chapter 7 or Chapter 11. Such plans might involve either a reorganization and continuation of Salant's business, or an orderly liquidation of its assets, or a combination of both.

B. LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11

     If the Prepackaged Plan is not confirmed, Salant's Chapter 11 Case could be converted to a liquidation case under Chapter 7 of the Bankruptcy Code. In a Chapter 7 case, a trustee would be appointed to liquidate promptly the assets of Salant.

     Salant believes that in liquidation under Chapter 7, before creditors received any distributions, additional administrative expenses involved in the appointment of a trustee and attorneys, accountants, and other professionals to assist such trustees, along with an increase in expenses associated with an increase in the number of unsecured claims that would be expected, would cause a substantial diminution in the value of the estate. The assets available for distribution to creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of Salant operations and the failure to realize the greater going-concern value of Salant's assets.

     Salant could also be liquidated pursuant to the provisions of a Chapter 11 plan of reorganization. In a liquidation under Chapter 11, Salant assets could be sold in a more orderly fashion over a longer period of time than in a liquidation under Chapter 7. Thus, Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. Any distribution to the holders of Claims under a Chapter 11 liquidation plan probably would be delayed substantially.

     Salant's liquidation analysis, prepared with its financial advisors and included above in this Disclosure Statement, is by law premised upon a liquidation in a Chapter 7 case. In that analysis, Salant has taken into account the nature, status, and underlying value of its assets, the ultimate realizable value of its assets, and the extent to which such assets are subject to liens and security interests.

            XXV. VOTING AND CONFIRMATION OF THE PREPACKAGED PLAN

     The Bankruptcy Code requires that, in order to confirm the Prepackaged Plan, the Bankruptcy Court must make a series of findings concerning the Prepackaged Plan and Salant, including, without limitation, that (i) the Prepackaged Plan has classified Claims and Interests in a permissible manner, (ii) the Prepackaged Plan complies with applicable provisions of the Bankruptcy Code, (iii) Salant has complied with applicable provisions of the Bankruptcy Code, (iv) Salant has proposed the Prepackaged Plan in good faith and not by any means forbidden by law, (v) the disclosure required by Section 1125 of the Bankruptcy Code has been made, (vi) the Prepackaged Plan has been accepted by the requisite votes of creditors (except to the extent that "cramdown" is available under Section 1129(b) of the Bankruptcy Code) (see Section XXIII.D. above, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST -- NONCONSENSUAL CONFIRMATION"), (vii) the Prepackaged Plan is feasible and confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of Salant, (viii) the Prepackaged Plan is in the "best interests" of all Holders of Claims or Interests in an Impaired Class by providing to such Holders on account of their Claims or Interests property of a value, as of the Effective Date, that is not less than the amount that such Holder would receive or retain in a Chapter 7 liquidation, unless each Holder of a Claim or Interest in such Class has accepted the Prepackaged Plan, (ix) all fees and expenses payable under 28 U.S.C. ss. 1930, as determined by the Bankruptcy Court at the hearing on Confirmation, have been paid or the Prepackaged Plan provides for the payment of such fees on the Effective Date, and (x) the Prepackaged Plan provides for the continuation after the Effective Date of all retiree benefits, as defined in Section 1114 of the Bankruptcy Code, at the level established at any time prior to confirmation pursuant to Sections 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code, for the duration of the period that Salant has obligated itself to provide such benefits.

     THE FOLLOWING VOTING PROCEDURES ARE APPLICABLE SOLELY TO VOTING TO ACCEPT THE PREPACKAGED PLAN AND DO NOT APPLY TO VOTING ON THE RESTRUCTURING PROPOSALS IN CONNECTION WITH THE EXCHANGE RESTRUCTURING.

A. VOTING PROCEDURES FOR PREPACKAGED PLAN AND REQUIREMENTS

     Pursuant to the Bankruptcy Code, only Classes of Claims and Interests that are "impaired," as defined in Section 1124 of the Bankruptcy Code, under the Prepackaged Plan are entitled to vote to accept or reject the Prepackaged Plan. A Class is Impaired unless the Prepackaged Plan (i) leaves unaltered the legal, equitable or contractual rights to which the Claims or Interests of that Class entitle the Holders of such Claims or Interests or (ii) cures any defaults that occurred before or after the filing of the Chapter 11 Case (other than a default of a kind specified in Section 365(b)(2) of the Bankruptcy Code), reinstates the maturity of the debt as it existed before such default, compensates the Holders for any damages incurred as a result of any reasonable reliance upon any contractual provision or applicable law entitling the Holder to accelerate the debt, and does not otherwise alter the legal, equitable and contractual rights of such Holders. Classes of Claims and Interests that are not impaired are conclusively presumed to have accepted the Prepackaged Plan and are not entitled to vote on the Prepackaged Plan. Classes of Claims and Interests whose Holders receive or retain no property under the Prepackaged Plan are deemed not to have accepted the Prepackaged Plan and are not entitled to vote on the Prepackaged Plan. The classification of Claims and Interests is summarized, together with notations as to whether each Class of Claims or Interests is impaired or unimpaired, in Section IX.C. above, entitled "SUMMARY OF THE PREPACKAGED PLAN -- CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS." Additional information regarding voting is contained in the instructions accompanying the Ballots.

     Under Section 1126(b) of the Bankruptcy Code, a holder of a claim or interest that has accepted a plan of reorganization before the commencement of a Chapter 11 case will be deemed to have accepted the plan for purposes of confirmation under Chapter 11 of the Bankruptcy Code if the bankruptcy court determines that the solicitation of such acceptances was in compliance with any applicable non-bankruptcy law governing the adequacy of disclosure in connection with such a solicitation, or there is no such applicable non-bankruptcy law, such acceptance or rejection was solicited after disclosure to such holder of adequate information as defined in
Section 1125(a) of the Bankruptcy Code. Under Bankruptcy Rule 3018(b), solicitations of acceptances of a plan of reorganization before the commencement of a Chapter 11 case shall be rejected by a bankruptcy court if the bankruptcy court finds that (i) the plan was not transmitted to substantially all creditors and equity interest holders of the same class,
(ii) an unreasonably short time was prescribed for such creditors or equity interest holders to vote on the plan or (iii) the solicitation was not in compliance with Section 1126(b) of the Bankruptcy Code. Salant believes that its Solicitation of acceptances of the Prepackaged Plan complies with the requirements of Section 1126(b), Bankruptcy Rule 3018(b) and all applicable federal and state securities laws for purposes of Solicitation of acceptances or rejections of the Prepackaged Plan. If the Bankruptcy Court finds such compliance, then Holders casting Ballots to accept or reject the Prepackaged Plan will be deemed by the Bankruptcy Court to have accepted or rejected the Prepackaged Plan. Unless the Bankruptcy Court later determines that any acceptances of the Prepackaged Plan may be revoked, all such acceptances will remain in full force and effect until the Bankruptcy Court determines whether such acceptances constitute acceptances or rejections for purposes of confirmation under the Bankruptcy Code. Salant also reserves the right to use acceptances of the Prepackaged Plan received in this Solicitation to seek confirmation of the Prepackaged Plan under any other circumstances, including the filing of an involuntary bankruptcy petition against Salant. For a discussion of other significant conditions to confirmation under the Bankruptcy Code, see Section IX.C. above, entitled "FEASIBILITY OF THE PREPACKAGED PLAN AND THE BEST INTERESTS OF CREDITORS TEST -- NONCONSENSUAL CONFIRMATION."

     The appropriate Ballots, together with the Disclosure Statement, are being distributed to all Holders of Class 3 Senior Note Claims and Class 6 Old Common Stock Interests, the only Holders who are entitled to vote on the Prepackaged Plan. There is a separate Ballot designated for each Class of Claims and Interests in order to facilitate vote tabulation; however, all Ballots are substantially similar in form and substance and the term "Ballot" is used without intended reference to the Ballot of any specific Class of Claims or Interests.

B. WHO MAY VOTE

     Under the Prepackaged Plan, the Claims against and the Interests in Salant are divided into seven Classes. Pursuant to the Bankruptcy Code, only Classes of Claims or Interests that are Impaired and are to receive a distribution under the Prepackaged Plan, and which are not deemed to reject the Prepackaged Plan under Section 1126(g) of the Bankruptcy Code, are entitled to vote on the Prepackaged Plan. Claims or Interests in the following Classes are Impaired under the Prepackaged Plan and are entitled under the terms and provisions of the Bankruptcy Code to vote on the Prepackaged Plan:

     Class 3: Senior Note Claims.

     Class 6: Old Common Stock Interests.

     Only beneficial owners of Senior Notes and Old Common Stock (the "Old Securities") on the Voting Record Date, or their authorized signatories, are eligible to vote on the Prepackaged Plan. The Voting Record Date is [------].

C. PROCEDURES FOR HOLDERS OF OLD SECURITIES TO VOTE ON PREPACKAGED PLAN

     If you are a registered Holder of Old Securities (i.e., Senior Notes or Old Common Stock), you will receive the Ballot relating to the securities you hold of record. Registered Holders may include brokerage firms, commercial banks, trust companies or other nominees. If such Entities do not hold Old Securities for their own account, they should provide copies of this Disclosure Statement and an appropriate Ballot to their customers and to beneficial owners. For further instructions, see
Section XXV.D. below, entitled "BENEFICIAL OWNERS OF OLD SECURITIES." Any beneficial owner who has not received a Disclosure Statement or Ballot should contact their brokerage firm, nominee or the Information Agent.

     All votes to accept or reject the Prepackaged Plan must be cast by using the Ballot or, in the case of a brokerage firm or other nominee holding Old Securities in its own name on behalf of a beneficial owner, the Master Ballot, enclosed with this Disclosure Statement (or original, manually executed facsimiles thereof). Brokerage firms or other nominees holding Old Securities for the account of only one beneficial owner may use a Ballot. Purported votes which are cast in any other manner will not be counted. Ballots and Master Ballots must be received by the voting agent (the "Voting Agent") at its address set forth on the applicable Ballot no later than 5:00 p.m., New York City time, on [________] (the "Voting Deadline"), which may be extended at Salant's discretion.

     You may receive a Ballot relating to Old Securities that you did not beneficially own on the applicable Voting Record Date. You should complete only the Ballot corresponding to each class of Old Securities which you beneficially owned on the Voting Record Date. Holders who purchase or whose purchase is registered after the Record Date, and who wish to vote on the Prepackaged Plan must arrange with their seller to receive a proxy from the Holder of record on such Voting Record Date, a form of which is provided with each Ballot and Master Ballot.

     Holders of Old Securities who elect to vote on the Prepackaged Plan should complete and sign the Ballot in accordance with the instructions thereon being sure to check the appropriate box entitled "Accept the Prepackaged Plan" or "Reject the Prepackaged Plan." Holders may not split their vote on the Prepackaged Plan with respect to a particular class of Old Securities. A Holder must vote all securities beneficially owned in a particular class in the same way (i.e., all "accept" or all "reject") even if such Old Securities are owned through more than one broker or bank.

     Delivery of all documents must be made to the Voting Agent at its address set forth on the applicable Ballot. The method of such delivery is at the election and risk of the Holder. If such delivery is by mail, it is recommended that Holders use an air courier with a guaranteed next day delivery or registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery.

     YOU MAY RECEIVE MULTIPLE MAILINGS OF THIS DISCLOSURE STATEMENT, ESPECIALLY IF YOU OWN YOUR OLD SECURITIES THROUGH MORE THAN ONE BROKER OR BANK. IF YOU SUBMIT MORE THAN ONE BALLOT FOR A CLASS OR ISSUE OF OLD SECURITIES BECAUSE YOU BENEFICIALLY OWN SUCH OLD SECURITIES THROUGH MORE THAN ONE BROKER OR BANK, BE SURE TO INDICATE IN ITEM __ OF THE BALLOT(S), THE NAME OF ALL BROKER DEALERS OR OTHER INTERMEDIATES WHO HOLD OLD SECURITIES FOR YOU.

D. BENEFICIAL OWNERS OF OLD SECURITIES

     Section 1126(b) of the Bankruptcy Code has been interpreted to require that a solicitation for acceptances prior to filing a plan of reorganization must include the beneficial owners of securities, regardless of whether such beneficial owners are the holders of record. Accordingly, a beneficial owner of Old Securities on the Voting Record Date is eligible to vote on the Prepackaged Plan, whether the Old Securities were held on the Voting Record Date in such beneficial owner's name or in the name of a brokerage firm, commercial bank, trust company or other nominee.

     Any beneficial owner holding Old Securities in its own name can vote by completing and signing the enclosed Ballot and returning it directly to the Voting Agent using the enclosed pre-addressed stamped envelope.

     A beneficial owner holding Old Securities in "street name" (i.e., through a brokerage firm, bank, trust company or other nominee) or a beneficial owner's authorized signatory (a broker or other intermediary having power of attorney to vote on behalf of a beneficial owner) can vote by following the instructions set forth below:

          1. Review the enclosed Ballot Instructions and the certification set forth in the Ballot Instructions.

          2. Sign the enclosed Ballot (unless it has already been signed by the bank, trust company or other nominee).

          3. Return the Ballot to the addressee in the preaddressed, stamped envelope enclosed with the form. If no envelope was enclosed, contact the Information Agent (identified below) or the Voting Agent identified on the applicable Ballot Instructions.

     Authorized signatories voting on behalf of more than one beneficial owner must complete a separate Ballot for each such beneficial owner. Any Ballot submitted to a brokerage firm or proxy intermediary will not be counted until such brokerage firm or proxy intermediary (i) properly executes and delivers such Ballot to the Voting Agent or (ii) properly completes and delivers a corresponding Master Ballot to the Voting Agent.

     By submitting a vote for or against the Prepackaged Plan, you are certifying that you are the beneficial owner of the Old Securities being voted or an authorized signatory for such a beneficial owner. Your submission of a Ballot will also constitute a request that you (or in the case of an authorized signatory, the beneficial owner) be treated as the record holder of such securities for purposes of voting on the Prepackaged Plan.

          E. BROKERAGE FIRMS, BANKS AND OTHER NOMINEES

     A brokerage firm, commercial bank, trust company or other nominee which is the registered holder of an Old Security for a beneficial owner, or is a participant in a securities clearing agency and is authorized to vote in the name of such securities clearing agency pursuant to an omnibus proxy (as described below) and is acting for a beneficial owner, can vote on behalf of such beneficial owner by (i) distributing a copy of this Disclosure Statement and all appropriate Ballots (either in blank or prevalidated in accordance with the Master Ballot Instructions) to such owner, (ii) collecting all such Ballots, (iii) completing a Master Ballot in accordance with the Master Ballot Instructions compiling the votes and other information from the Ballots collected, and (iv) transmitting such completed Master Ballot to the Voting Agent. A proxy intermediary acting on behalf of a brokerage firm or bank may follow the procedures outlines in the preceding sentence to vote on behalf of such beneficial owner. A brokerage firm, commercial bank, trust company or other nominee which is the registered holder of an Old Security for only one beneficial owner also may arrange for such beneficial owner to vote by executing the appropriate Ballot and by distributing a copy of this Disclosure Statement and such executed Ballot to such beneficial owner for voting and returning such Ballot to the Voting Agent at the address set forth on the applicable Ballot.

F. SECURITIES CLEARING AGENT

     Any nominee holder of Old Securities will execute an omnibus proxy in favor of its respective participants. As a result of the omnibus proxy, each such participant will be authorized to vote the securities owned by it and held in the name of such securities clearing agency.

G. IMPORTANCE OF PROPER AND TIMELY SUBMISSION OF COMPLETED BALLOTS

     It is important that all Holders of Class 3 Senior Note Claims and Class 6 Old Common Stock Interest's vote to accept or to reject the Prepackaged Plan, because under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received from an Impaired Class of Claims or Interests, the vote will be tabulated based on the ratio of (i) Allowed Claims or Interests with respect to which a vote to accept was received to (ii) all Allowed Claims or Interests of such Impaired Class with respect to which any valid vote was received. Therefore, it is possible that the Prepackaged Plan could be approved with the affirmative vote of significantly less than two-thirds in amount and one-half in number of the entire Class of Senior Note Claims, or by Class 6 Old Common Stock Interests with the affirmative vote of significantly less than two-thirds in amount of the entire Class of Old Common Stock Interests. Failure by a Holder of an Impaired Class 3 Senior Note Claim or an Impaired Class 6 Old Common Stock Interest to submit a properly executed Ballot or Master Ballot (as appropriate) or to indicate acceptance or rejection of the Prepackaged Plan in accordance with the instructions set forth in the Ballot Instructions and the procedures set forth herein shall be deemed to not constitute a vote either to accept or reject the Prepackaged Plan. The failure to submit a properly executed Ballot or Master Ballot (when appropriate) or failing to indicate a vote either for acceptance or rejection of the Prepackaged Plan will not be counted as votes for or against the Prepackaged Plan. Salant, in its sole discretion, may waive any defect in any Ballot or Master Ballot at any time, either before or after the close of voting, and without notice.

     EXCEPT AS OTHERWISE ORDERED BY THE BANKRUPTCY COURT, A BALLOT OR, WHERE APPROPRIATE, MASTER BALLOT, WHICH IS EITHER (i) NOT TIMELY SUBMITTED TO THE VOTING AGENT AT THE ADDRESS SET FORTH ON THE APPLICABLE BALLOT INSTRUCTIONS, (ii) SUBMITTED TO SUCH VOTING AGENT WITHOUT PROPER EXECUTION OR (iii) EXECUTED AND SUBMITTED TO SUCH VOTING AGENT WITHOUT PROPERLY INDICATING ACCEPTANCE OR REJECTION OF THE PREPACKAGED PLAN WILL NOT CONSTITUTE EITHER AN ACCEPTANCE OR REJECTION OF THE PREPACKAGED PLAN UNDER
SECTION 1126 OF THE BANKRUPTCY CODE.

     SUBMISSION OF PROXIES IN CONNECTION WITH THE EXCHANGE RESTRUCTURING DOES NOT AND WILL NOT CONSTITUTE A VOTE IN RESPECT OF THE PREPACKAGED PLAN. A HOLDER OF AN IMPAIRED CLAIM OR INTEREST ENTITLED TO VOTE ON THE PREPACKAGED PLAN MUST PROPERLY AND TIMELY COMPLETE AND RETURN A BALLOT IN ORDER FOR SUCH HOLDER'S VOTE IN RESPECT OF THE PREPACKAGED PLAN TO BE COUNTED.

H. VOTING DEADLINE AND EXTENSIONS

     In order to be counted for purposes of voting on the Prepackaged Plan, all of the information requested on the applicable Ballot must be provided by the Voting Deadline. THE VOTING DEADLINE IS [_______________], 5:00 P.M., NEW YORK CITY TIME. Ballots must be received by the Voting Agent at its address set forth on the applicable Ballot. Salant reserves the right, in its sole discretion, to extend the Voting Deadline, in which case the term "Voting Deadline" shall mean the latest date on which a Ballot will be accepted. To extend the Voting Deadline, Salant will make an announcement thereof, prior to 9:00 p.m., New York City time, not later than the next business day immediately following the previously scheduled Voting Deadline. Such announcement may state that Salant is extending the Voting Deadline for a specified period of time or on a daily basis until 5:00 p.m., New York City time, on the date on which sufficient acceptances required to seek confirmation of the Prepackaged Plan have been received.

I. WITHDRAWAL OF VOTES ON THE PREPACKAGED PLAN

     The Solicitation of acceptances of the Prepackaged Plan will expire on the Voting Deadline. A properly submitted Ballot may be withdrawn only with the approval of the Bankruptcy Court.

J. INFORMATION AGENT

     [_____________] has been appointed as Information Agent for the Prepackaged Plan. Questions and requests for assistance may be directed to the Information Agent. Requests for additional copies of this Disclosure Statement, the Ballots or the Master Ballots should be directed to the Information Agent. Such requests should be addressed to the Information Agent as follows: [TO COME].

                              XXVI. CONCLUSION

     BASED ON ALL OF THE FACTS AND CIRCUMSTANCES, SALANT CURRENTLY BELIEVES THAT CONFIRMATION OF THE PREPACKAGED PLAN IS IN THE BEST INTERESTS OF SALANT, ITS CREDITORS, INTEREST HOLDERS, AND ITS ESTATE. The Prepackaged Plan provides for an equitable and early distribution to creditors and stockholders, and preserves the going concern value of Salant. Salant believes that alternatives to confirmation of the Prepackaged Plan could result in significant delays, litigation, and costs, as well as a reduction in the going concern value of Salant and a loss of jobs by many Salant employees. FOR THESE REASONS, SALANT URGES YOU TO RETURN YOUR BALLOT AND VOTE TO ACCEPT THE PREPACKAGED PLAN.

       Appendix I to Part B of the Exchange Restructuring Prospectus


                                                                     APPENDIX I


UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-----------------------------------------------------------x
                                                             :
                                                             :
In re:                                                       :
                                                             :   Chapter 11
SALANT CORPORATION,                                          :   Case No. _____
                                                             :
                                    Debtor.                  :
                                                             :
------------------------------------------------------------------------x



           -----------------------------------------------------

                     CHAPTER 11 PLAN OF REORGANIZATION
                           FOR SALANT CORPORATION
          -----------------------------------------------------



Dated:        New York, New York
              ________ ___, 1998




                                               FRIED, FRANK, HARRIS, SHRIVER
                                                 & JACOBSON
                                               (A Partnership Including
                                                 Professional Corporations)
                                               Attorneys for Salant Corporation
                                               Debtor and Debtor-In-Possession
                                               One New York Plaza
                                               New York, New York  10004
                                               (212) 859-8000





                             TABLE OF CONTENTS

ARTICLE ONE   DEFINITIONS  ...................................................5


ARTICLE TWO   PROVISIONS FOR TREATMENT OF ADMINISTRATIVE EXPENSES.............9

         2.1.  Administrative Expenses........................................9

ARTICLE THREE   PROVISIONS FOR TREATMENT OF PRIORITY TAX CLAIMS..............10

         3.1.  Priority Tax Claims...........................................10

ARTICLE FOUR   CLASSIFICATION OF CLAIMS AND INTERESTS........................10

         4.1.  Claims.     ..................................................10
         4.2.  Interests.  ..................................................10

ARTICLE FIVE   IDENTIFICATION OF CLASSES OF CLAIMS AND  INTERESTS IMPAIRED
                     AND NOT IMPAIRED BY THIS PLAN...........................11

         5.1.  Classes of Claims and Interests Impaired by this Plan and
                        Entitled to Vote.....................................11
         5.2.  Classes of Claims and Interests Not Impaired by this Plan and
                        Conclusively Presumed to Accept this Plan............11
         5.3.  Class of Interests Impaired by this Plan and Deemed Not to
                         Have Accepted this Plan.............................11

ARTICLE SIX   PROVISIONS FOR TREATMENT OF  CLAIMS AND INTERESTS..............11

         6.1.  Priority Claims (Class 1).....................................11
         6.2.  CIT Claim (Class 2)...........................................11
         6.3.  Senior Note Claims (Class 3)..................................12
         6.4.  Miscellaneous Secured Claims (Class 4)........................12
         6.5.  General Unsecured Claims (Class 5)............................12
         6.6.  Old Common Stock Interests (Class 6)..........................13
         6.7.  Other Interests (Class 7).....................................13

ARTICLE SEVEN   ACCEPTANCE OR REJECTION OF THIS PLAN;  EFFECT OF REJECTION BY
                    ONE OR MORE IMPAIRED CLASSES OF CLAIMS OR INTERESTS......13

         7.1.  Impaired Class of Claims and Interests Entitled to Vote.......13
         7.2.  Acceptance by an Impaired Class of Creditors..................13
         7.3.  Acceptance by an Impaired Class of Interest Holders...........13
         7.4.  Classes of Claims Not Impaired by this Plan and Conclusively
                         Presumed to Accept this Plan........................14
         7.5.  Class of Interests Deemed Not to Have Accepted this Plan..... 14
         7.6.  Confirmation Pursuant to Section 1129(b) of the
                         Bankruptcy Code.....................................14

ARTICLE EIGHT   UNEXPIRED LEASES AND EXECUTORY CONTRACTS.....................14

         8.1.  Assumption and Rejection of Executory Contracts and
                         Unexpired Leases....................................14
         8.2.  Bar Date for Rejection Damages................................14

ARTICLE NINE   IMPLEMENTATION OF THIS PLAN...................................15

         9.1.  Vesting of Property...........................................15
         9.2.  Transactions on Business Days.................................15
         9.3.  Restated Certificate of Incorporation; Restated By-Laws.......15
         9.4.  Implementation................................................15
         9.5.  Issuance of New Securities....................................15
         9.6.  Cancellation of Existing Securities and Agreements............15
         9.7.  Board of Directors of Reorganized Salant......................15
         9.8.  Employee Benefit Plans........................................16
         9.9.  The Stock Award and Incentive Plan............................16
         9.10.  Survival of Indemnification Obligations......................16
         9.11.  Listing of New Common Stock; Registration of Securities......16
         9.12.  Retention and Enforcement of Causes of Action................17

ARTICLE TEN   PROVISIONS COVERING DISTRIBUTIONS..............................17

         10.1.  Timing of Distributions Under this Plan......................17
         10.2.  Allocation of Consideration..................................17
         10.3.  Cash Payments................................................17
         10.4.  Payment of Statutory Fees....................................17
         10.5.  No Interest..................................................17
         10.6.  Fractional Securities........................................17
         10.7.  Withholding of Taxes.........................................18
         10.8.  Pro Rata Distribution........................................18
         10.9.  Distribution Record Date.....................................18
         10.10.  Persons Deemed Holders of Registered Securities.............18
         10.11.  Surrender of Existing Securities............................18
         10.12.  Special Procedures for Lost, Stolen, Mutilated or Destroyed
                          Instruments........................................19
         10.13.  Undeliverable or Unclaimed Distributions....................19

ARTICLE ELEVEN   PROCEDURES FOR RESOLVING DISPUTED CLAIMS....................19

         11.1.  Objections to Claims.........................................19
         11.2.  Procedure  ..................................................20
         11.3.  Payments and Distributions With Respect to Disputed Claims...20
         11.4.  Timing of Payments and Distributions With Respect to
                          Disputed Claims....................................20
         11.5.  Individual Holder Proofs of Interest................. .......20

ARTICLE TWELVE   DISCHARGE, INJUNCTION, RELEASES AND SETTLEMENTS OF CLAIMS...20

         12.1.  Discharge of All Claims and Interests and Releases...........20
         12.2.  Injunction ..................................................21
         12.3.  Exculpation..................................................21
         12.4.  Guaranties and Claims of Subordination.......................21

ARTICLE THIRTEEN   CONDITIONS PRECEDENT TO CONFIRMATION  ORDER AND
                   EFFECTIVE DATE............................................22

         13.1.  Conditions Precedent to Entry of the Confirmation Order......22
         13.2.  Conditions Precedent to the Effective Date...................22
         13.3.  Waiver of Conditions.........................................23
         13.4.  Effect of Failure of Conditions..............................23

ARTICLE FOURTEEN   MISCELLANEOUS PROVISIONS..................................23

         14.1.  Bankruptcy Court to Retain Jurisdiction......................23
         14.2.  Binding Effect of this Plan..................................24
         14.3.  Nonvoting Stock..............................................24
         14.4.  Authorization of Corporate Action............................24
         14.5.  Retiree Benefits.............................................24
         14.6.  Withdrawal of this Plan......................................24
         14.7.  Captions   ..................................................24
         14.8.  Method of Notice.............................................24
         14.9.  Dissolution of Statutory Committees..........................25
         14.10.  Fees, Costs and Expenses of Indenture Trustee...............25
         14.11.  Amendments and Modifications to Plan........................25
         14.12.  Section 1125(e) of the Bankruptcy Code......................26





     SALANT     CORPORATION,     the     above-captioned     Debtor     and
Debtor-in-Possession, hereby proposes the following chapter 11 plan of reorganization pursuant to section 1121(a) of the Bankruptcy Code.

                                ARTICLE ONE

                                DEFINITIONS

     Whenever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter. Unless the context requires otherwise, the following words and phrases shall have the meanings set forth below when used in initially-capitalized form in this
Plan:

     Administrative Expense: (a) Any cost or expense of administration of the Chapter 11 Case (including, without limitation, professional fees and expenses) allowed under Section 503(b) of the Bankruptcy Code and (b) any fees or charges assessed against the Debtor's estate under title 28, United States Code, Section 1930.

     Affiliate: As defined in Section 101 of the Bankruptcy Code.

     Allowed: With respect to Claims and Interests, (a) any Claim against, or Interest in, the Debtor, proof of which is timely filed or by order of the Bankruptcy Court is not or will not be required to be filed, (b) any Claim or Interest that has been or is hereafter listed in the Schedules as liquidated in amount and not disputed or contingent or (c) any Claim allowed pursuant to this Plan and, in each such case in (a) and (b) above, as to which either (i) no objection to the allowance thereof has been interposed within the applicable period of time fixed by this Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court or (ii) such an objection is so interposed and the Claim or Interest shall have been allowed by a Final Order (but only to the extent so allowed).

     Apollo: Apollo Apparel Partners, L.P., a Delaware limited partnership, in its capacity as the beneficial owner of 5,924,352 shares of the Old Common Stock.

     Bankruptcy Code: Title 11 of the United States Code, as amended from time to time.

     Bankruptcy Court: The United States Bankruptcy Court for the Southern District of New York, or any other court having jurisdiction over this Chapter 11 Case.

     Bankruptcy Rules: The Federal Rules of Bankruptcy Procedure, as amended, promulgated under Section 2075 of title 28 of the United States Code and the Local Rules of the Bankruptcy Court, as applicable from time to time during the Chapter 11 Case.

     Board: The Board of Directors of the Debtor or Reorganized Salant, as applicable.

     Business Day: Any day other than a Saturday, Sunday or "legal holiday" as defined in Bankruptcy Rule 9006(a).

     By-Laws: The By-Laws, as amended, of the Debtor.

     Canceled Security: A security, note or other instrument evidencing a Claim or Interest outstanding immediately prior to the Effective Date, which security, note or other instrument represents a Claim or Interest that is Impaired under this Plan.

     Cash: Currency, a certified check, a cashier's check or a wire transfer of good funds from any source, or a check drawn on a domestic bank from the Debtor, Reorganized Salant or other Entity making any distribution under this Plan.

     Cause of Action: Any and all actions, causes of action, suits, accounts, controversies, agreements, promises, rights to legal remedies, rights to equitable remedies, rights to payment, and claims, whether known or unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured and whether asserted or assertable directly or derivatively, in law, equity or otherwise.

     Certificate of Incorporation: The Amended and Restated Certificate of Incorporation of the Debtor.

     Chapter 11 Case: The case under chapter 11 of the Bankruptcy Code concerning the Debtor to be commenced on the Filing Date.

     CIT: The CIT Group/Commercial Services, Inc., a New York corporation.

     CIT Claim: Any and all Claims in respect of all or any portion of the aggregate outstanding and unpaid amount of principal and interest due and owing under, and subject to the terms and provisions of, the Credit Agreement and all other Financing Agreements (as defined in the Credit Agreement), including, without limitation, any and all interest, costs, attorney's fees and other expenses owed by Debtor or for which the Debtor may be liable in connection therewith.

     Claim: Any right to (a) payment from the Debtor, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (b) an equitable remedy for breach of performance if such breach gives rise to a right to payment from the Debtor, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

     Class: A class of Claims or Interests designated pursuant to this Plan.

     Commission: The Securities and Exchange Commission.

     Confirmation Date: The date on which the Confirmation Order shall be entered on the docket maintained by the Clerk of the Bankruptcy Court with respect to the Chapter 11 Case.

     Confirmation Hearing: The hearing before the Bankruptcy Court regarding the confirmation of this Plan pursuant to section 1129 of the Bankruptcy Code.

     Confirmation Order: The order of the Bankruptcy Court confirming this Plan.

     Credit Agreement: The Revolving Credit, Factoring and Security Agreement, dated as of September 20, 1993, as amended, modified or supplemented from time to time, between Salant and CIT.

     Creditors' Committee: Any official committee of unsecured creditors appointed in the Chapter 11 Case pursuant to Section 1102(a) of the Bankruptcy Code, as the same may be constituted from time to time.

     Debtor: Salant Corporation, as debtor and debtor-in-possession in the Chapter 11 Case.

     Disclosure Statement: The disclosure statement distributed to Holders of Claims or Interests entitled to vote for the purpose of acceptance or rejection of this Plan in accordance with section 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018.

     Disputed: With respect to Claims, any Claim that is not Allowed.

     Distribution Record Date: The date or dates fixed by the Bankruptcy Court for determining the Holders of Senior Notes and Old Common Stock, respectively, who are entitled to receive distributions under this Plan, or if the Bankruptcy Court does not fix such date or dates, the Record Date.

     Effective Date: The date which is 11 days after the Confirmation Date, or, if such date is not a Business Day, the next succeeding Business Day, or such earlier date after the Confirmation Date as agreed to in writing between the Debtor and Magten so long as no stay of the Confirmation Order is in effect on such date; provided, however, that if, on or prior to such date, all conditions to the Effective Date set forth in Article Thirteen of this Plan have not been satisfied, or waived, then the Effective Date shall be the first Business Day following the day on which all such conditions to the Effective Date have been satisfied or waived.

     Entity: Any individual, corporation, limited or general partnership, limited liability company, joint venture, association, joint stock company, estate, entity, trust, trustee, United States trustee, unincorporated organization, government, governmental unit (as defined in the Bankruptcy
Code), agency or political subdivision thereof.

     Exchange Act: The Securities Exchange Act of 1934, as amended.

     Filing Date: The date on which the Debtor files its voluntary petition for relief commencing the Chapter 11 Case and files this Plan with the Bankruptcy Court.

     Final Decree: A final decree closing the Chapter 11 Case as described in Bankruptcy Rule 3022.

     Final Order: An order, ruling or judgment that: (i) is in full force and effect; (ii) is not stayed; and (iii) is no longer subject to review, reversal, modification or amendment, by appeal or writ of certiorari.

     General Unsecured Claim: Any Claim against the Debtor (other than the CIT Claim, a Miscellaneous Secured Claim, a Senior Note Claim, a Priority Claim, a Priority Tax Claim, or an Administrative Expense).

     Holder: Any Entity that holds a Claim or Interest. Where the identity of the Holder of a Claim or Interest is set forth on a register or other record maintained by or at the direction of the Debtor, the Holder of such Claim or Interest shall be deemed to be the Holder as identified on such register or record unless the Debtor is otherwise notified in a writing authorized by such Holder.

     Impaired: Any Class of Claims or Interests that is impaired within the meaning of Section 1124 of the Bankruptcy Code.

     Indenture: The Indenture, dated September 20, 1993, as amended, between Salant and Bankers Trust Company, as Indenture Trustee, pursuant to which the Senior Notes were issued.

     Indenture Trustee: Bankers Trust Company, as trustee under the Indenture, or its duly appointed successor (if any).

     Instrument: Any share of stock security, promissory note or other "Instrument" within the meaning of that term, as defined in Section 9-105(1)(i) of the UCC.

     Interests: The equity interests in the Debtor, including, but not limited to, shares of common stock and shares of preferred stock of the Debtor and any rights, options, warrants, calls, subscriptions or other similar rights or agreements, commitments or outstanding securities obligating the Debtor to issue, transfer or sell any shares of capital stock of the Debtor.

     Letter Agreement: That certain letter agreement, dated March 2, 1998, by and among Magten, Apollo and Salant.

     Magten: Magten Asset Management Corp., a New York corporation, in its capacity as the beneficial owner, or the investment manager on behalf of the beneficial owners, of a substantial portion of the outstanding Senior Notes.

     Market Rate: The rate of interest per annum (rounded upward, if necessary, to the nearest whole 1/100 of 1%) equal to the yield equivalent (as determined by the Secretary of the Treasury) of the average accepted auction price for the last auction of one-year United States Treasury bills settled at least fifteen days prior to the Effective Date.

     Miscellaneous Secured Claim: Any Claim, other than the CIT Claim, a Senior Note Claim, or an Administrative Expense, that is a secured claim within the meaning of, and to the extent provided in, Section 506 of the Bankruptcy Code.

     New Common Stock: The shares of common stock of Reorganized Salant, par value $1.00 per share, to be issued by Reorganized Salant on and after the Effective Date pursuant to this Plan.

     Noteholders: The holders of the Senior Notes.

     NYSE: The New York Stock Exchange, Inc.

     Old Common Stock: The common stock of the Debtor, par value $1.00 per share, issued and outstanding as of the Filing Date.

     Old Common Stock Interest: Any Interest evidenced by Old Common Stock.

     Other Interest: Any Interest other than an Old Common Stock Interest.

     Plan: This Chapter 11 plan of reorganization of the Debtor, as amended and modified from time to time in accordance with the terms hereof.

     Priority Claim: Any Claim, other than a Priority Tax Claim or an Administrative Expense, which is entitled to priority of payment under
Section 507(a) of the Bankruptcy Code.

     Priority Tax Claim: Any Claim which is entitled to priority of payment under Section 507(a)(8) of the Bankruptcy Code.

     Record Date: _____ __, 1998.

     Registration Rights Agreement: A registration rights agreement, in substantially the form annexed hereto as Exhibit B, to be entered into on the Effective Date by and among Reorganized Salant and certain holders of the New Common Stock as of the Effective Date.

     Related Documents: This Plan and all documents necessary to consummate the transactions contemplated by this Plan.

     Reorganized Salant: The Debtor from and after the effectiveness of this Plan on the Effective Date.

     Reorganized Salant By-Laws: The by-laws of Reorganized Salant, as amended and restated pursuant to this Plan, to be filed with the Bankruptcy Court prior to the Confirmation Date.

     Reorganized Salant Certificate of Incorporation: The certificate of incorporation of Reorganized Salant, as amended and restated pursuant to this Plan, in substantially the form annexed hereto as Exhibit F.

     Salant: Salant Corporation, a Delaware corporation.

     Schedules: The schedule of assets and liabilities filed by the Debtor with the Bankruptcy Court in accordance with section 521(1) of the Bankruptcy Code, and any supplements and amendments thereto.

     Securities Act: The Securities Act of 1933, as amended.

     Senior Notes: The 10-1/2% Senior Secured Notes due December 31, 1998 issued pursuant to the Indenture.

     Senior Note Claims: Any and all Claims in respect of all or any portion of the aggregate outstanding and unpaid amount of principal and interest due and owing under, and subject to the terms and provisions of, the Senior Notes, and any other indebtedness of the Debtor due and owing under the Indenture or the Senior Notes (including, without limitation, any and all interest, costs, attorneys' fees and other expenses owed by the Debtor or for which the Debtor may be liable in connection therewith).

     Stock Award and Incentive Plan: Reorganized Salant's 1998 Stock Award and Incentive Plan, in substantially the form annexed hereto as Exhibit C.

     UCC: The Uniform Commercial Code, from time to time in effect in the State of New York.

     Unimpaired: Any Class of Claims or Interests that is not Impaired.

     Warrants: Warrants representing the right to purchase, in the aggregate, up to 2,216,979 shares of New Common Stock, to be issued by Reorganized Salant on the Effective Date pursuant to the Warrant Agreement. Each Warrant represents the right to purchase one share of New Common Stock.

     Warrant Agreement: The Warrant Agreement pursuant to which the Warrants will be issued, in substantially the form annexed hereto as Exhibit A.

                                ARTICLE TWO

            PROVISIONS FOR TREATMENT OF ADMINISTRATIVE EXPENSES

     2.1. Administrative Expenses. Each allowed Administrative Expense shall be paid in full in Cash on the later of (i) the Effective Date and
(ii) the date on which the Bankruptcy Court enters an order allowing such Administrative Expense; provided, however, that allowed Administrative Expenses representing obligations incurred in the ordinary course of business, consistent with past practice, or assumed by the Debtor shall be paid in full or performed by the Debtor or Reorganized Salant in the ordinary course of business, consistent with past practice; provided further, however, that allowed Administrative Expenses incurred by the Debtor or Reorganized Salant after the Confirmation Date, including (without limitation) claims for professionals' fees and expenses, shall not be subject to application and may be paid by the Debtor or Reorganized Salant, as the case may be, in the ordinary course of business and without further Bankruptcy Court approval.

                               ARTICLE THREE

              PROVISIONS FOR TREATMENT OF PRIORITY TAX CLAIMS

     3.1. Priority Tax Claims. With respect to each Allowed Priority Tax Claim, at the sole option of the Debtor, the Holder of an Allowed Priority Tax Claim shall be entitled to receive from Reorganized Salant on account of such Claim:

     (a) Cash payments made in equal annual installments beginning on or before the first anniversary following the Effective Date with the final installment being payable no later than the sixth anniversary of the date of the assessment of such Allowed Priority Tax Claim, together with interest on the unpaid balance of such Allowed Priority Tax Claim from the Effective Date calculated at the Market Rate; or

     (b) Such other treatment agreed to by the Holder of such Allowed Priority Tax Claim and the Debtor or Reorganized Salant, as the case may be.

                                ARTICLE FOUR

                   CLASSIFICATION OF CLAIMS AND INTERESTS

     Pursuant to Section 1122 and 1123(a)(1) of the Bankruptcy Code, set forth below is a designation of classes of Claims and Interests. Administrative Expenses and Priority Tax Claims of the kinds specified in Sections 507(a)(1) and 507(a)(8) of the Bankruptcy Code (set forth in Articles Two and Three above) have not been classified and are excluded from the following classes in accordance with Section 1123(a)(l) of the Bankruptcy Code.

     4.1. Claims.

               Class 1.  Class 1 consists of all Priority Claims.

               Class 2.  Class 2 consists of the CIT Claim.

               Class 3. Class 3 consists of all Senior Note Claims.

               Class 4. Class 4 consists of all Miscellaneous Secured Claims.

               Class 5. Class 5 consists of all General Unsecured Claims.


     4.2. Interests.

               Class 6.  Class 6 consists of all Old Common Stock Interests.

               Class 7.  Class 7 consists of all Other Interests.

                                ARTICLE FIVE

                  IDENTIFICATION OF CLASSES OF CLAIMS AND
              INTERESTS IMPAIRED AND NOT IMPAIRED BY THIS PLAN

     5.1. Classes of Claims and Interests Impaired by this Plan and Entitled to Vote. Senior Note Claims (Class 3) and Old Common Stock Interests (Class 6) are Impaired by this Plan and the Holders of Allowed Claims and Interests in such Classes are entitled to vote to accept or reject this Plan.

     5.2. Classes of Claims and Interests Not Impaired by this Plan and Conclusively Presumed to Accept this Plan. Priority Claims (Class 1), the CIT Claim (Class 2), Miscellaneous Secured Claims (Class 4) and General Unsecured Claims (Class 5) are not Impaired by this Plan. Under Section 1126(f) of the Bankruptcy Code, the Holders of such Claims and Interests are conclusively presumed to accept this Plan, and the acceptances of such Holders will not be solicited.

     5.3. Class of Interests Impaired by this Plan and Deemed Not to Have Accepted this Plan. Other Interests (Class 7) are Impaired by this Plan and do not receive or retain any property under this Plan. Under Section 1126(g) of the Bankruptcy Code, the Holders of Other Interests are deemed not to have accepted this Plan, and the acceptance of such Holders will not be solicited.

                                ARTICLE SIX

                        PROVISIONS FOR TREATMENT OF
                            CLAIMS AND INTERESTS

     6.1. Priority Claims (Class 1). On the latest of (a) the Effective Date, (b) the date on which such Priority Claim becomes an Allowed Claim, and (c) the date on which the Debtor and the Holder of such Allowed Priority Claim otherwise agree, each Holder of an Allowed Priority Claim shall be entitled to receive Cash in an amount sufficient to render such Allowed Priority Claim Unimpaired under Section 1124 of the Bankruptcy Code, in full settlement, release and discharge of such Allowed Priority Claim.

Class 1 is not Impaired.

     6.2. CIT Claim (Class 2).

     (a) Treatment. At the election of the Debtor prior to the Effective Date, on the Effective Date or as soon as practicable thereafter, CIT shall be entitled to receive on account of the Allowed CIT Claim one of the following treatments: (i) CIT shall receive a distribution in Cash equal to 100% of its Allowed CIT Claim, (ii) the Allowed CIT Claim shall be otherwise rendered Unimpaired in accordance with Section 1124 of the Bankruptcy Code, or (iii) such other treatment as mutually agreed to by the Debtor and CIT.

     (b) Full Settlement. The distribution provided for in this Section 6.2 is in full settlement, release and discharge of the CIT Claim.

Class 2 is not Impaired.

     6.3. Senior Note Claims (Class 3).

     (a) Treatment. On the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Senior Note Claim shall be entitled to receive on account of such Holder's Allowed Senior Note Claim such Holder's pro rata share of 18,456,350 shares of New Common Stock (or
175.977555 shares of New Common Stock for each $1,000 principal amount of Senior Notes held by such Holder).

     (b) Full Settlement. The distribution provided for in this Section 6.3 is in full settlement, release and discharge of each Holder's Senior Note Claim.

     (c) Allowance of Senior Note Claims. The aggregate Senior Note Claims in Class 3 shall be deemed Allowed in the aggregate amount of $110,379,000, plus interest in the amount of $30,590 for each day after February 28, 1998, until and including the Filing Date. The Senior Note Claims are not disputed, contingent or unliquidated, and no Holder of a Senior Note Claim or the Indenture Trustee shall be required to file a proof of claim in order for such Claims to be Allowed pursuant to this Plan. Any Claims filed with respect to the Senior Note Claims shall be disallowed as duplicative of the Claim deemed filed and Allowed as provided in this Section 6.3(c). The reasonable fees, costs and expenses of the Indenture Trustee as provided for pursuant to the Indenture shall be paid in Cash in accordance with Section 14.10 of this Plan.

Class 3 is Impaired.

     6.4. Miscellaneous Secured Claims (Class 4).

     (a) Treatment. At the election of the Debtor prior to the Effective Date, on the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Miscellaneous Secured Claim shall be entitled to receive on account of such Holder's Allowed Miscellaneous Secured Claim one of the following treatments: (i) the legal, equitable and contractual rights to which such Allowed Miscellaneous Secured Claim entitles such Holder shall remain unaltered, (ii) such Holder's Allowed Miscellaneous Secured Claim shall be reinstated and rendered Unimpaired in accordance with section 1124(2) of the Bankruptcy Code, or (iii) such other treatment as mutually agreed to by the Debtor and such Holder.

     (b) Full Settlement. The distribution provided for in this Section 6.4 is in full settlement, release and discharge of each Holder's Miscellaneous Secured Claim.

Class 4 is not Impaired.

     6.5. General Unsecured Claims (Class 5).

     (a) Treatment. At the election of the Debtor prior to the Effective Date, on the Effective Date or as soon as practicable thereafter, each Holder of an Allowed General Unsecured Claim that has not been fully paid or satisfied prior to the Effective Date shall be entitled to receive on account of such Holder's Allowed General Unsecured Claim one of the following treatments: (i) the legal, equitable and contractual rights to which such Allowed General Unsecured Claim entitles such Holder shall remain unaltered; (ii) such Holder's Allowed General Unsecured Claim shall be reinstated and rendered Unimpaired in accordance with section 1124(2) of the Bankruptcy Code; or (iii) such other treatment as mutually agreed to by the Debtor and such Holder.

     (b) Full Settlement. The distribution provided for in this Section 6.5 is in full settlement, release and discharge of each Holder's General Unsecured Claim.

Class 5 is not Impaired.

     6.6. Old Common Stock Interests (Class 6)

     (a) Treatment. On the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Old Common Stock Interest shall be entitled to receive on account of such Holder's Allowed Old Common Stock Interest such Holder's pro rata share of: (i) 1,496,461 shares of New Common Stock; and (ii) the Warrants.

     (b) Full Settlement. The distribution provided for in this Section 6.6 is in full settlement, release and discharge of each Holder's Old Common Stock Interest.

Class 6 is Impaired.

     6.7. Other Interests (Class 7). On the Effective Date, all Other Interests will be extinguished and no distributions will be made in respect of such Other Interests.

Class 7 is Impaired.

                               ARTICLE SEVEN

                   ACCEPTANCE OR REJECTION OF THIS PLAN;
                EFFECT OF REJECTION BY ONE OR MORE IMPAIRED
                       CLASSES OF CLAIMS OR INTERESTS

     7.1. Impaired Class of Claims and Interests Entitled to Vote. The Holders of Claims in each Impaired Class of Claims (Class 3 - Senior Note Claims) and Interests (Class 6 - Old Common Stock Interests) are entitled to vote as a Class to accept or reject this Plan.

     7.2. Acceptance by an Impaired Class of Creditors. Consistent with
Section 1126(c) of the Bankruptcy Code and except as provided in Section 1126(e) of the Bankruptcy Code, Class 3 (Senior Note Claims) shall have accepted this Plan if this Plan is accepted by Holders of at least two-thirds in dollar amount and more than one-half in number of the Allowed Claims in Class 3 that have timely and properly voted to accept or reject this Plan.

     7.3. Acceptance by an Impaired Class of Interest Holders. Consistent with Section 1126(d) of the Bankruptcy Code and except as provided in
Section 1126(e) of the Bankruptcy Code, Class 6 (Old Common Stock Interests) shall have accepted this Plan if this Plan is accepted by Holders of at least two-thirds in amount of the Allowed Interests in Class 6 that have timely and properly voted to accept or reject this Plan.

     7.4. Classes of Claims Not Impaired by this Plan and Conclusively Presumed to Accept this Plan. Priority Claims (Class 1), the CIT Claim (Class 2), Miscellaneous Secured Claims (Class 4) and General Unsecured Claims (Class 5) are not Impaired by this Plan. Under Section 1126(f) of the Bankruptcy Code, the Holders of such Claims are conclusively presumed to accept this Plan, and the acceptances of such Holders will not be solicited.

     7.5. Class of Interests Deemed Not to Have Accepted this Plan. Other Interests (Class 7) are Impaired by this Plan and do not receive or retain any property under this Plan. Under Section 1126(g) of the Bankruptcy Code, the Holders of such Other Interests are deemed not to have accepted this Plan, and the acceptance of such Holders will not be solicited.

     7.6. Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code. With respect to Class 7 and any Impaired Class that does not accept this Plan, the Debtor intends to request that the Bankruptcy Court confirm this Plan in accordance with Section 1129(b) of the Bankruptcy Code.


                               ARTICLE EIGHT

                  UNEXPIRED LEASES AND EXECUTORY CONTRACTS

     8.1. Assumption and Rejection of Executory Contracts and Unexpired Leases. Each executory contract or unexpired lease that is not listed on Exhibit E hereto or has not been expressly assumed or rejected by order of the Bankruptcy Court on or prior to the Confirmation Date shall, as of the Confirmation Date (subject to the occurrence of the Effective Date), be deemed to have been assumed by the Debtor unless there is then pending before the Bankruptcy Court a motion to reject such unexpired lease or executory contract. Each unexpired lease and executory contract listed on Exhibit E hereto is specifically rejected pursuant to this Plan as of the Effective Date. Entry of the Confirmation Order by the clerk of the Bankruptcy Court shall constitute an order approving such assumptions and rejections, as the case may be, pursuant to Section 365(a) of the Bankruptcy Code.

     8.2. Bar Date for Rejection Damages. Unless otherwise provided by an order of the Bankruptcy Court entered prior to the Confirmation Date, proof of any Claim against the Debtor arising from the rejection of any executory contract or unexpired lease pursuant to an order of the Bankruptcy Court must be filed with the Bankruptcy Court within the later of (a) the time period established by the Bankruptcy Court in an order of the Bankruptcy Court approving such rejection, or (b) if no such time period is or was established, thirty (30) days from the date of entry of such order of the Bankruptcy Court approving such rejection. Any Entity that fails to file proof of its Claim arising from such a rejection within the period set forth above shall be forever barred from asserting a Claim against the Debtor, Reorganized Salant, or the property or interests in property of the Debtor or Reorganized Salant. All Allowed Claims arising from the rejection of executory contracts or unexpired leases shall be classified as a General Unsecured Claim (Class 5) under this Plan.

                                ARTICLE NINE

                        IMPLEMENTATION OF THIS PLAN

     9.1. Vesting of Property. Except as otherwise provided in this Plan, on the Effective Date, title to all property of the Debtor's estate shall pass to Reorganized Salant free and clear of all Claims, Interests, and liens (including, without limitation, all liens securing the Senior Note Claims). Confirmation of this Plan (subject to the occurrence of the Effective Date) shall be binding and the Debtor's debts shall, without in any way limiting Section 12.1 of this Plan, be discharged as provided in
Section 1141 of the Bankruptcy Code.

     9.2. Transactions on Business Days. If the Effective Date or any other date on which a transaction may occur under this Plan shall occur on a day that is not a Business Day, the transactions contemplated by this Plan to occur on such day shall instead occur on the next succeeding Business Day.

     9.3. Restated Certificate of Incorporation; Restated By-Laws. On the Effective Date or as soon thereafter as is practicable, Reorganized Salant shall file with the Secretary of State of the State of Delaware, in accordance with sections 103 and 303 of the Delaware General Corporation Law, the Reorganized Salant Certificate of Incorporation and such certificate shall be the certificate of incorporation for Reorganized Salant. On the Effective Date, the Reorganized Salant By-Laws shall become the by-laws of Reorganized Salant.

     9.4. Implementation. The Debtor shall be authorized to take all necessary steps, and perform all necessary acts, to consummate the terms and conditions of this Plan. On or before the Effective Date, the Debtor may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate or further evidence the terms and conditions of this Plan and the other agreements referred to herein. The Debtor or Reorganized Salant, as the case may be, may, and shall, execute such documents and take such other actions as are necessary to effectuate the transactions provided for in this Plan.

     9.5. Issuance of New Securities. The issuance and distribution of the New Common Stock and the Warrants by Reorganized Salant is hereby authorized and directed without the need for any further corporate action, under applicable law, regulation, order, rule or otherwise.

     9.6. Cancellation of Existing Securities and Agreements. On the Effective Date, the Senior Notes, the Old Common Stock, and any rights, options, warrants, calls, subscriptions, or other similar rights or other agreements or commitments, contractual or otherwise, obligating the Debtor to issue, transfer, or sell any shares of Old Common Stock or any other capital stock of the Debtor shall be canceled. Except for purposes of effectuating the distributions under this Plan, on the Effective Date, the Indenture shall be canceled.

     9.7. Board of Directors of Reorganized Salant. On the Effective Date, the operation of Reorganized Salant shall become the general responsibility of its Board, subject to, and in accordance with, the Reorganized Salant Certificate of Incorporation and the Reorganized Salant By-Laws. The initial Board of Reorganized Salant shall consist of the individuals identified on Exhibit D hereto. Such directors shall be deemed elected or appointed, as the case may be, pursuant to the Confirmation Order, but shall not take office and shall not be deemed to be elected or appointed until the occurrence of the Effective Date. Those directors and officers not continuing in office shall be deemed removed therefrom as of the Effective Date pursuant to the Confirmation Order.

     9.8. Employee Benefit Plans. Subject to the occurrence of the Effective Date, all employee benefit plans, policies, and programs of the Debtor, and the Debtor's obligations thereunder, shall survive confirmation of this Plan, remain unaffected thereby, and not be discharged. Employee benefit plans, policies, and programs shall include, without limitation, all savings plans, retirement pension plans, health care plans, disability plans, severance benefit plans, life, accidental death, and dismemberment insurance plans (to the extent not executory contracts assumed under this Plan), but shall exclude all employee equity or equity-based incentive plans.

     9.9. The Stock Award and Incentive Plan. The Stock Award and Incentive Plan shall remain in effect after the Effective Date; provided, that, if the Stock Award and Incentive Plan has not previously been approved by the stockholders of Salant, the Stock Award and Incentive Plan and any grants made thereunder shall be subject to the subsequent approval of the stockholders of Reorganized Salant.

     9.10. Survival of Indemnification Obligations. Notwithstanding anything to the contrary contained in this Plan, the obligations of the Debtor to indemnify (i) its present or former directors, officers, agents, employees and representatives, pursuant to the Certificate of Incorporation, By-Laws, applicable statutes or contractual obligations, in respect of all past, present and future actions, suits and proceedings against any of such directors, officers, agents, employees and representatives, based upon any act or omission related to service with, for or on behalf of the Debtor, and (ii) Magten in accordance with and pursuant to paragraph 8 of the Letter Agreement, shall not be discharged or impaired by confirmation or consummation of this Plan but shall survive unaffected by the reorganization contemplated by this Plan and shall be performed and honored in full, pursuant to the Reorganized Salant By-Laws and Certificate of Incorporation, applicable statutes or contractual obligations, by Reorganized Salant regardless of such confirmation, consummation and reorganization.

     9.11. Listing of New Common Stock; Registration of Securities. Reorganized Salant shall use its best efforts to (i) maintain its status as a reporting company under the Exchange Act and cause, on the Effective Date, the shares of New Common Stock issued hereunder to be listed on the NYSE, or, if Reorganized Salant is unable to have the shares of New Common Stock listed on the NYSE, on another national securities exchange, or, as to the New Common Stock, quoted in the national market system of the National Association of Securities Dealers' Automated Quotation System,
(ii) in accordance with the terms of the Registration Rights Agreement, file and have declared effective as soon as possible thereafter a registration statement or registration statements under the Securities Act, for the offering on a continuous or delayed basis in the future of the shares of New Common Stock (the "Shelf Registration"), (iii) cause to be filed with the Commission on the Effective Date a registration statement on Form 10 under the Exchange Act with respect to the New Common Stock, (iv) keep the Shelf Registration effective for a three-year period, and (v) supplement or make amendments to the Shelf Registration, if required under the Securities Act or by the rules or regulations promulgated thereunder or in accordance with the terms of the Registration Rights Agreement, and have such supplements and amendments declared effective as soon as practicable after filing. In addition, on the Effective Date, Reorganized Salant shall enter into the Registration Rights Agreement in the form of Exhibit B hereto.


     9.12. Retention and Enforcement of Causes of Action. Pursuant to
section 1123(b)(3) of the Bankruptcy Code, Reorganized Salant shall retain and shall have the exclusive right, in its discretion, to enforce against any Entity any and all Causes of Action of the Debtor, including all Causes of Action of a trustee and debtor-in-possession under the Bankruptcy Code, other than those released or compromised as part of, or under, this Plan.

                                ARTICLE TEN

                     PROVISIONS COVERING DISTRIBUTIONS

     10.1. Timing of Distributions Under this Plan. Except as otherwise provided in this Plan and without in any way limiting Sections 9.6, 10.6, 10.11, 11.3 and 12.1 of this Plan, payments and distributions in respect of Allowed Claims and Allowed Interests which are required by this Plan to be made on the Effective Date shall be made by the Debtor, Reorganized Salant or its designee or, in the case of the distributions to the Noteholders, by Reorganized Salant or its designee (with the assistance of the Indenture Trustee, if necessary) on, or as soon as practicable following, the Effective Date. Distributions of New Common Stock to the Noteholders shall be made at the addresses of the registered Holders of the Senior Notes last provided in writing to the Indenture Trustee.

     10.2. Allocation of Consideration. The aggregate consideration to be distributed to the Holders of Allowed Claims in each Class under this Plan shall be treated as first satisfying an amount equal to the stated principal amount of the Allowed Claim for such Holders and any remaining consideration as satisfying accrued, but unpaid, interest, if any.

     10.3. Cash Payments. Cash payments made pursuant to this Plan will be in U.S. dollars. Cash payments of $1,000,000 or more to be made pursuant to this Plan will, to the extent requested in writing no later than five days after the Confirmation Date, be made by wire transfer from a domestic bank. Cash payments to foreign creditors may be made, at the option of the Debtor or Reorganized Salant, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction. Cash payments made pursuant to this Plan in the form of checks issued by Reorganized Salant shall be null and void if not cashed within 120 days of the date of the issuance thereof. Requests for reissuance of any check shall be made directly to Reorganized Salant or its designee as set forth in Section 10.13 below.

     10.4. Payment of Statutory Fees. All fees payable to the United States Trustee pursuant to 28 U.S.C. ss. 1930 as determined by the Bankruptcy Court at the Confirmation Hearing shall be paid by the Debtor on or before the Effective Date.

     10.5. No Interest. Except with respect to holders of Unimpaired Claims entitled to interest under applicable non-bankruptcy law or as expressly provided herein, no Holder of an Allowed Claim or Interest shall receive interest on the distribution to which such Holder is entitled hereunder, regardless of whether such distribution is made on the Effective Date or thereafter.

     10.6. Fractional Securities. Notwithstanding any other provision of this Plan, only whole numbers of shares of New Common Stock and Warrants will be issued or transferred, as the case may be, pursuant to this Plan. Reorganized Salant will not distribute any fractional shares of New Common Stock or fractional interests in Warrants. For purposes of distribution, fractional shares of New Common Stock and fractional Warrants shall be rounded up or down to the nearest share of New Common Stock or Warrant, as the case may be; provided, that, whenever any distribution would result in a distribution of exactly one-half of a share of New Common Stock or one-half of a Warrant, the actual distribution shall reflect a rounding up to the nearest share of New Common Stock or Warrant, as the case may be.

     10.7. Withholding of Taxes. Reorganized Salant shall withhold from any property distributed under this Plan any property which must be withheld for taxes payable by the Entity entitled to such property to the extent required by applicable law. As a condition to making any distribution under this Plan, Reorganized Salant or its designee, as the case may be, may request that the Holder of any Allowed Claim provide such Holder's taxpayer identification number and such other certification as may be deemed necessary to comply with applicable tax reporting and withholding laws.

     10.8. Pro Rata Distribution. Where this Plan provides for pro rata distribution, the property to be distributed under this Plan shall be divided pro rata among the Holders of Allowed Claims or Allowed Interests of the relevant Class.

     10.9. Distribution Record Date. As of the close of business on the Distribution Record Date, the transfer registers for the Senior Notes and Old Common Stock maintained by the Debtor, or its respective agents, will be closed. Reorganized Salant, its designees and the Indenture Trustee will have no obligation to recognize the transfer of any Senior Notes or Old Common Stock occurring after the Distribution Record Date and will be entitled for all purposes relating to this Plan to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

     10.10. Persons Deemed Holders of Registered Securities. Except as otherwise provided herein and subject to Sections 9.6 and 10.11, the Debtor, Reorganized Salant or its designee or, in the case of the Noteholders, the Indenture Trustee, shall be entitled to treat the record holder of a registered security as the Holder of the Claim or Interest in respect thereof for purposes of all notices, payments or other distributions under this Plan unless the Debtor, Reorganized Salant, its designee or the Indenture Trustee, as the case may be, shall have received written notice specifying the name and address of any new Holder thereof (and the nature and amount of the interest of such new Holder) at least ten
(10) Business Days prior to the date of such notice, payment or other distribution. In the event of any dispute regarding the identity of any party entitled to any payment or distribution in respect of any Claim or Interest under this Plan, no payments or distributions will be made in respect of such Claim or Interest until the Bankruptcy Court resolves that dispute pursuant to a Final Order.

     10.11. Surrender of Existing Securities. As a condition to receiving any distribution under this Plan, each Holder of a Senior Note, Old Common Stock Interest, or other instrument evidencing a Claim or equity Interest must surrender such Senior Note, Old Common Stock Interest, or other instrument to Reorganized Salant or its designee. Reorganized Salant appoints the Indenture Trustee under the Indenture as its designee to receive the Senior Notes. Any Holder of a Claim or Interest that fails to
(a) surrender such instrument or (b) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to Reorganized Salant and furnish a bond in form, substance, and amount reasonably satisfactory to Reorganized Salant before the later to occur of (i) the second anniversary of the Effective Date and (ii) six months following the date such Holder's Claim becomes an Allowed Claim, shall be deemed to have forfeited all rights, Claims, and/or Interests and may not participate in any distribution under this Plan.

     10.12. Special Procedures for Lost, Stolen, Mutilated or Destroyed Instruments. In addition to any requirements under the Debtor's Certificate of Incorporation or By-laws, any Holder of a Claim or an Interest evidenced by an Instrument that has been lost, stolen, mutilated or destroyed shall be required to, in lieu of surrendering such Instrument, deliver to Reorganized Salant or its designee: (a) evidence satisfactory to Reorganized Salant or its designee, as the case may be, of the loss, theft, mutilation or destruction; and (b) such security or indemnity as may be required by Reorganized Salant or its designee, as the case may be, to hold Reorganized Salant and/or its designee, as applicable, harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Instrument. Upon compliance with this Section 10.12, the Holder of a Claim or Interest evidenced by any such lost, stolen, mutilated or destroyed Instrument will, for all purposes under this Plan, be deemed to have surrendered such Instrument.

     10.13. Undeliverable or Unclaimed Distributions. Any Entity that is entitled to receive a Cash distribution under this Plan but that fails to cash a check within 120 days of its issuance shall be entitled to receive a reissued check from Reorganized Salant for the amount of the original check, without any interest, if such Entity requests Reorganized Salant or its designee to reissue such check and provides Reorganized Salant or its designee, as the case may be, with such documentation as Reorganized Salant or its designee requests to verify that such Entity is entitled to such check, prior to the second anniversary of the Effective Date. If an Entity fails to cash a check within 120 days of its issuance and fails to request reissuance of such check prior to the later to occur of (i) the second anniversary of the Effective Date and (ii) six months following the date such Holder's Claim becomes an Allowed Claim, such Entity shall not be entitled to receive any distribution under this Plan. If the distribution to any Holder of an Allowed Claim or Allowed Interest is returned to Reorganized Salant or its designee as undeliverable, no further distributions will be made to such Holder unless and until Reorganized Salant or its designee is notified in writing of such Holder's then-current address. Undeliverable distributions will remain in the possession of Reorganized Salant or its designee pursuant to Section 10.1 of this Plan until such time as a distribution becomes deliverable.

     All claims for undeliverable distributions must be made on or before the later to occur of (i) the second anniversary of the Effective Date and
(ii) six months following the date such Holder's Claim or Interest becomes an Allowed Claim or Allowed Interest. After such date, all unclaimed property shall revert to Reorganized Salant and the claim of any Holder or successor to such Holder with respect to such property shall be discharged and forever barred notwithstanding any federal or state escheat laws to the contrary.

                               ARTICLE ELEVEN

                  PROCEDURES FOR RESOLVING DISPUTED CLAIMS

     11.1. Objections to Claims. Only the Debtor and Reorganized Salant shall have the authority to file objections to Claims after the Effective Date. Subject to an order of the Bankruptcy Court providing otherwise, Reorganized Salant may object to a Claim by filing an objection with the Bankruptcy Court and serving such objection upon the Holder of such Claim not later than one hundred and twenty (120) days after the Effective Date or one hundred and twenty (120) days after the filing of the proof of such Claim, whichever is later, or such other date determined by the Bankruptcy Court upon motion to the Bankruptcy Court without further notice or hearing. Notwithstanding the foregoing, neither the Debtor nor Reorganized Salant shall object to the allowance of the Senior Note Claims as described in Section 6.3(c) of this Plan.

     11.2. Procedure. Unless otherwise ordered by the Bankruptcy Court or agreed to by written stipulation of the Debtor or Reorganized Salant, or until an objection thereto by the Debtor or by Reorganized Salant is withdrawn, the Debtor or Reorganized Salant shall litigate the merits of each Disputed Claim until determined by a Final Order; provided, however, that, (a) prior to the Effective Date, the Debtor, subject to the approval of the Bankruptcy Court, and (b) after the Effective Date, Reorganized Salant, subject to the approval of the Bankruptcy Court, may compromise and settle any objection to any Claim.

     11.3. Payments and Distributions With Respect to Disputed Claims. No payments or distributions shall be made in respect of a Disputed Claim until such Disputed Claim becomes an Allowed Claim.

     11.4. Timing of Payments and Distributions With Respect to Disputed Claims. Subject to the provisions of this Plan, payments and distributions with respect to each Disputed Claim that becomes an Allowed Claim that would have otherwise been made had the Disputed Claim been an Allowed Claim on the Effective Date shall be made within thirty (30) days after the date that such Disputed Claim becomes an Allowed Claim. Holders of Disputed Claims that become Allowed Claims shall be bound, obligated and governed in all respects by the provisions of this Plan.

     11.5. Individual Holder Proofs of Interest. Individual Holders of Allowed Old Common Stock Interests are not required to file proofs of such Interests unless they disagree with the number of shares set forth on the Debtor's stock register.

                               ARTICLE TWELVE

         DISCHARGE, INJUNCTION, RELEASES AND SETTLEMENTS OF CLAIMS

     12.1. Discharge of All Claims and Interests and Releases

     (a) Except as otherwise specifically provided by this Plan, the confirmation of this Plan (subject to the occurrence of the Effective Date) shall discharge and release the Debtor, Reorganized Salant, its successors and assigns and their respective assets and properties from any debt, charge, Cause of Action, liability, encumbrances, security interest, Claim, Interest, or other cause of action of any kind, nature or description (including, but not limited to, any claim of successor liability) that arose before the Confirmation Date, and any debt of the kind specified in Sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not a proof of Claim is filed or is deemed filed, whether or not such Claim is Allowed, and whether or not the Holder of such Claim has accepted this Plan.

     (b) Furthermore, but in no way limiting the generality of the foregoing, except as otherwise specifically provided by this Plan, the distributions and rights that are provided in this Plan to Class 3 and Class 6 shall be in complete satisfaction, discharge and release, effective as of the Effective Date of (i) all Claims and Causes of Action against, liabilities of, liens on, charges, encumbrances, security interests, obligations of and Interests in the Debtor, Reorganized Salant, or the direct or indirect assets and properties of the Debtor or Reorganized Salant, whether known or unknown, and (ii) all Causes of Action, whether known or unknown, either directly or derivatively through the Debtor or Reorganized Salant, against successors and assigns of the Debtor, present and former Affiliates of the Debtor, and its partners, directors, officers, agents, attorneys, advisors, financial advisors, investment bankers, independent accountants, employees of the Debtor and its Affiliates and any Affiliate of any of the foregoing, and Magten, and its attorneys, advisors, and financial advisors, based on the same subject matter as any Claim or Interest, or based on any act or omission, transaction or other activity or security, instrument or other agreement of any kind or nature occurring, arising or existing prior to the Effective Date that was or could have been the subject of any Claim or Interest, in each case regardless of whether a proof of Claim or Interest was filed, whether or not Allowed and whether or not the Holder of the Claim or Interest has voted to accept or reject this Plan.

     (c) In addition, but in no way limiting the generality of the foregoing, except as otherwise specifically provided by this Plan, any Holder of a Claim in Class 3 or Class 6 accepting any distribution pursuant to this Plan shall be presumed conclusively to have released the Debtor, Reorganized Salant, successors and assigns of the Debtor, the present and former Affiliates of the Debtor, directors, officers, agents, attorneys, independent accountants, advisors, financial advisors, investment bankers and employees of the Debtor and its Affiliates, and any Entity claimed to be liable derivatively through any of the foregoing, from any Cause of Action based on the same subject matter as the Claim on which the distribution is received. The release described in the preceding sentence shall be enforceable as a matter of contract against any Entity that accepts any distribution pursuant to this Plan.

     (d) Without in any way limiting Section 12.2 of this Plan, all injunctions or stays entered in the Chapter 11 Case and existing immediately prior to the Confirmation Date shall remain in full force and effect until the Effective Date.

     12.2. Injunction. The satisfaction, release and discharge pursuant to Sections 12.1, 12.3 and 12.4 of this Plan, shall act as an injunction against any Entity commencing or continuing any action, employment of process, or act to collect, offset or recover any Claim or Cause of Action satisfied, released or discharged under this Plan. The injunction, discharge and releases described in Sections 12.1, 12.2, 12.3 and 12.4 of this Plan shall apply regardless of whether or not a proof of Claim or Interest based on any Claim, debt, liability or Interests is filed or whether or not a Claim or Interest based on such Claim, debt, liability or Interest is Allowed, or whether or not such Entity voted to accept or reject this Plan.

     12.3. Exculpation. In consideration of the distributions under this Plan, upon the Effective Date, each Holder of a Claim or Interest will be deemed to have released the Debtor and its directors, officers, agents, attorneys, independent accountants, advisors, financial advisors, investment bankers and employees (as applicable) employed by the Debtors from and after the Filing Date and Magten and its attorneys, advisors, and financial advisors employed by Magten from and after the Filing Date, from any and all Causes of Action (other than the right to enforce the Debtor's obligations under this Plan and the right to pursue a Claim based on any willful misconduct) arising out of actions or omissions during the administration of the Debtor's estate.

     12.4. Guaranties and Claims of Subordination

     (a) Guaranties. The classification and the manner of satisfying all Claims under this Plan takes into consideration the possible existence of any alleged guaranties by the Debtor of obligations of any Entity or Entities, and that the Debtor may be joint obligors with another Entity or Entities with respect to the same obligation. All Claims against the Debtor based upon any such guaranties shall be satisfied, discharged and released in the manner provided in this Plan and the Holders of Claims shall be entitled to only one distribution with respect to any given obligation of the Debtor.

     (b) Claims of Subordination. (i) Except as expressly provided for in this Plan, to the fullest extent permitted by applicable law, all Claims against and Interests in the Debtor, and all rights and Claims between or among Holders of Claims and Interests relating in any manner whatsoever to Claims against or Interests in the Debtor, based on any contractual, legal or equitable subordination rights, shall be terminated on the Effective Date and discharged in the manner provided in this Plan, and all such Claims, Interests and rights so based and all such contractual, legal and equitable subordination rights to which any Entity may be entitled shall be irrevocably waived by the acceptance by such Entity (or, unless the Confirmation Order provides otherwise, the Class of which such Entity is a member) of this Plan or of any distribution pursuant to this Plan. Except as otherwise provided in this Plan and to the fullest extent permitted by applicable law, the rights afforded and the distributions that are made in respect of any Claims or Interests hereunder shall not be subject to levy, garnishment, attachment or like legal process by any Holder of a Claim or Interest by reason of any contractual, legal or equitable subordination rights, so that, notwithstanding any such contractual, legal or equitable subordination, each Holder of a Claim or Interest shall have and receive the benefit of the rights and distributions set forth in this Plan.

          (ii) Pursuant to Bankruptcy Rule 9019 and any applicable state law and as consideration for the distributions and other benefits provided under this Plan, the provisions of this Section 12.4(b) shall constitute a good faith compromise and settlement of any Causes of Action relating to the matters described in this Section 12.4(b) which could be brought by any Holder of a Claim or Interest against or involving another Holder of a Claim or Interest, which compromise and settlement is in the best interests of Holders of Claims and Interests and is fair, equitable and reasonable. This settlement shall be approved by the Bankruptcy Court as a settlement of all such Causes of Action. Entry of the Confirmation Order shall constitute the Bankruptcy Court's approval of this settlement pursuant to Bankruptcy Rule 9019 and its finding that this is a good faith settlement pursuant to any applicable state law, including, without limitation, the laws of the States of New York and Delaware, given and made after due notice and opportunity for hearing, and shall bar any such Cause of Action by any Holder of a Claim or Interest against or involving another Holder of a Claim or Interest.

                              ARTICLE THIRTEEN

                    CONDITIONS PRECEDENT TO CONFIRMATION
                          ORDER AND EFFECTIVE DATE

     13.1. Conditions Precedent to Entry of the Confirmation Order. The following conditions must occur and be satisfied or waived in accordance with Section 13.3 of this Plan on or before the Confirmation Date for this Plan to be confirmed on the Confirmation Date.

     (a) The Confirmation Order is in form and substance reasonably acceptable to the Debtor, Magten and Apollo.

     13.2. Conditions Precedent to the Effective Date. The following conditions must occur and be satisfied or waived by the Debtor on or before the Effective Date for this Plan to become effective on the Effective Date.

     (a) Final Order. The Confirmation Order shall have become a Final
Order;

     (b) Working Capital Facility. Reorganized Salant shall have executed an agreement for a working capital facility on terms reasonably satisfactory to Apollo and Magten;

     (c) Certificate of Incorporation. The Reorganized Salant Certificate of Incorporation, in the form of Exhibit F hereto, shall have been filed with the Secretary of State of the State of Delaware, in accordance with sections 103 and 303 of the Delaware General Corporation Law; and

     (d) Authorizations, Consents and Approvals. All authorizations, consents and regulatory approvals required (if any) in connection with this Plan's effectiveness shall have been obtained.

     13.3. Waiver of Conditions. With the prior written consent (which consent shall not be unreasonably withheld) of Magten and Apollo, but not otherwise, the Debtor may waive one or more of the conditions precedent to the confirmation or effectiveness of this Plan set forth in Sections 13.1 and 13.2 of this Plan.

     13.4. Effect of Failure of Conditions. If each of the conditions to effectiveness and the occurrence of the Effective Date has not been satisfied or duly waived on or before the first Business Day that is more than 179 days after the date the Court enters an order confirming this Plan, or by such later date as is proposed and approved, after notice and a hearing, by the Court, then upon motion by the Debtor or any party in interest made before the time that each of the conditions has been satisfied or duly waived, the order confirming this Plan may be vacated by the Court; provided, however, that notwithstanding the filing of such a motion, the order confirming this Plan shall not be vacated if each of the conditions to consummation is either satisfied or duly waived before the Court enters an order granting the relief requested in such motion. If the order confirming this Plan is vacated pursuant to this section, this Plan shall be null and void in all respects, and nothing contained in this Plan shall (a) constitute a waiver or release of any claims against or equity interests in the Debtor or (b) prejudice in any manner the rights of the Holder of any claim or equity interest in the Debtor.

                              ARTICLE FOURTEEN

                          MISCELLANEOUS PROVISIONS

     14.1. Bankruptcy Court to Retain Jurisdiction. The business and assets of the Debtor shall remain subject to the jurisdiction of the Bankruptcy Court until the Effective Date. From and after the Effective Date, the Bankruptcy Court shall retain and have exclusive jurisdiction of all matters arising out of, and related to the Chapter 11 Case or this Plan pursuant to, and for purposes of, subsection 105(a) and section 1142 of the Bankruptcy Code and for, among other things, the following purposes: (a) to determine any and all disputes relating to Claims and Interests and the allowance and amount thereof; (b) to determine any and all disputes among creditors with respect to their Claims; (c) to consider and allow any and all applications for compensation for professional services rendered and disbursements incurred in connection therewith; (d) to determine any and all applications, motions, adversary proceedings and contested or litigated matters pending on the Effective Date and arising in or related to the Chapter 11 Case or this Plan; (e) to remedy any defect or omission or reconcile any inconsistency in the Confirmation Order; (f) to enforce the provisions of this Plan relating to the distributions to be made hereunder;
(g) to issue such orders, consistent with section 1142 of the Bankruptcy Code, as may be necessary to effectuate the consummation and full and complete implementation of this Plan; (h) to enforce and interpret any provisions of this Plan; (i) to determine such other matters as may be set forth in the Confirmation Order or that may arise in connection with the implementation of this Plan; (j) to determine the amounts allowable as compensation or reimbursement of expenses pursuant to section 503(b) of the Bankruptcy Code; (k) to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of this Plan and the Related Documents; (l) to hear and determine any issue for which this Plan or any Related Document requires a Final Order of the Bankruptcy Court; (m) to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code; (n) to hear and determine any issue related to the composition of the initial Board of Reorganized Salant; (o) to hear any other matter not inconsistent with the Bankruptcy Code; and (p) to enter a Final Decree closing the Chapter 11 Case.

     14.2. Binding Effect of this Plan. The provisions of this Plan shall be binding upon and inure to the benefit of the Debtor, Reorganized Salant, Magten, Apollo, any Holder of a Claim or Interest, their respective predecessors, successors, assigns, agents, officers, managers and directors and any other Entity affected by this Plan.

     14.3. Nonvoting Stock. In accordance with section 1123(a)(6) of the Bankruptcy Code, the Reorganized Salant Certificate of Incorporation shall contain a provision prohibiting the issuance of nonvoting equity securities by Reorganized Salant for a period of one year following the Effective Date.

     14.4. Authorization of Corporate Action. The entry of the Confirmation Order shall constitute a direction and authorization to and of the Debtor to take or cause to be taken any action necessary or appropriate to consummate the provisions of this Plan and the Related Documents prior to and through the Effective Date (including, without limitation, the filing of the Reorganized Salant Certificate of Incorporation), and all such actions taken or caused to be taken shall be deemed to have been authorized and approved by the Bankruptcy Code.

     14.5. Retiree Benefits. On and after the Effective Date, to the extent required by section 1129(a)(13) of the Bankruptcy Code, Reorganized Salant shall continue to pay all retiree benefits (if any), as the term "retiree benefits" is defined in section 1114(a) of the Bankruptcy Code, maintained or established by the Debtor prior to the Confirmation Date.

     14.6. Withdrawal of this Plan. The Debtor reserves the right, at any time prior to the entry of the Confirmation Order, to revoke or withdraw this Plan. If the Debtor revokes or withdraws this Plan, if the Confirmation Date does not occur, or if the Effective Date does not occur then (i) this Plan will be deemed null and void and (ii) this Plan shall be of no effect and shall be deemed vacated, and the Chapter 11 Case shall continue as if this Plan and the Disclosure Statement had never been filed and, in such event, the rights of any Holder of a Claim or Interest shall not be affected nor shall such Holder be bound by, for purposes of illustration only, and not limitation, (a) this Plan, (b) any statement, admission, commitment, valuation or representation contained in this Plan, the Disclosure Statement or the Related Documents or (c) the classification and proposed treatment (including any allowance) of any Claim in this Plan.

     14.7. Captions. Article and Section captions used in this Plan are for convenience only and will not affect the construction of this Plan.

     14.8. Method of Notice. All notices required to be given under this Plan, if any, shall be in writing and shall be sent by facsimile transmission (with hard copy to follow), by first class mail, postage prepaid, by hand delivery or by overnight courier to:

            Salant Corporation
            1114 Avenue of the Americas
            New York, New York  10036
            Attn:  Todd Kahn, Esq.
            Fax No.:   (212) 354-3614

            Fried, Frank, Harris, Shriver & Jacobson
            (A Professional Partnership Including Professional Corporations) One New York Plaza
            New York, New York  10004
            Attn:  Brad Eric Scheler, Esq.
                   Lawrence A. First, Esq.
            Fax No.:   (212) 859-4000

            Hebb & Gitlin, a Professional corporation
            (Special counsel to Magten Asset Management Corp.)
            One State Street
            Hartford, Connecticut  06103-3178
            Attn: Evan D. Flaschen, Esq.
            Fax No.:   (860) 278-8968

            Apollo Apparel Partners, L.P.
            c/o Apollo Management, L.P.
            1301 Avenue of the Americas
            38th Floor
            New York, New York  10019
            Attn:  Edward Yorke
            Fax No.:   (212) 261-4007

Any of the above may, from time to time, change its address for future notices and other communications hereunder by filing a notice of the change of address with the Bankruptcy Court. Any and all notices given under this Plan shall be effective when received.

     14.9. Dissolution of Statutory Committees. On the Effective Date, any statutory committees appointed in the Chapter 11 Case pursuant to Section 1102 of the Bankruptcy Code shall cease to exist and its members and employees or agents (including, without limitation, attorneys, investment bankers, financial advisors, accountants and other professionals) shall be released and discharged from further duties, responsibilities and obligations relating to and arising from and in connection with this Chapter 11 Case.

     14.10. Fees, Costs and Expenses of Indenture Trustee. Subject to applicable provisions of the Bankruptcy Code and Bankruptcy Court authorization and approval to the extent necessary, the Indenture Trustee shall be entitled to payment for its reasonable fees, costs and expenses as provided for pursuant to the Indenture; provided, however, that if the Debtor or Reorganized Salant decides, in its sole discretion, that the fees, costs and expenses of the Indenture Trustee are reasonable, the Debtor or Reorganized Salant may pay the same without application to or further order of the Bankruptcy Court unless the Confirmation Order provides otherwise.

     14.11. Amendments and Modifications to Plan. This Plan may be altered, amended or modified by the Debtor, after consultation with Magten, before or after the Confirmation Date, as provided in Section 1127 of the Bankruptcy Code.

     14.12. Section 1125(e) of the Bankruptcy Code. (i) The Debtor has, and upon confirmation of this Plan shall be deemed to have, solicited acceptances of this Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and (ii) the Debtor, Magten, Apollo, and each of the members of the Creditors' Committee, if any (and each of their respective affiliates, agents, directors, officers, employees, advisors, and attorneys) have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer, issuance, sale, and purchase of the securities offered and sold under this Plan, and therefore are not, and on account of such offer, issuance, sale, solicitation, and/or purchase will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of this Plan or the offer, issuance, sale, or purchase of the securities offered and sold under this Plan.


Dated:         New York, New York
               ______________, 1998



                                               Respectfully submitted,

                                               SALANT CORPORATION
                                               Debtor and Debtor-In-Possession

                                               By:_____________________________


FRIED, FRANK, HARRIS, SHRIVER &
   JACOBSON
(A Partnership Including
   Professional Corporations)
Attorneys for the Debtor and
   Debtor-in-Possession
One New York Plaza
New York, New York  10004
(212)859-8000

By:__________________________________
      Brad Eric Scheler, Esq.

                                              Exhibit A to Appendix I to Part B
                                           of Exchange Restructuring Prospectus



                                 EXHIBIT A


                             WARRANT AGREEMENT


               SEE ANNEX II TO THE PROXY STATEMENT/PROSPECTUS

                                          Exhibit B to Appendix I to Part B
                                       of Exchange Restructuring Prospectus

                                 EXHIBIT B

      REGISTRATION RIGHTS AGREEMENT, dated as of April __, 1998, by and among SALANT CORPORATION, a Delaware corporation (the "Company"), and the other parties listed on the signature pages hereto (the "Initial Holders").

      This Agreement is being entered into in connection with the Restructuring (as such term is used in the Company's registration statement on Form S-4, dated _________, 1998 and filed with the Securities and Exchange Commission. The Restructuring provides for the issuance of Common Stock (as hereinafter defined).

      The parties hereto desire to provide certain registration rights to the Initial Holders with respect to the shares of Common Stock.

      Accordingly, the parties hereto agree as follows:

1.    Definitions
      -----------

      As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

      "Account" means, with respect to a Holder or Other Holder who has been engaged to provide investment management services, each Person (including, without limitation, any other Holder or Other Holder) on behalf of whom such Holder or Other Holder provides such services.

      "Affiliate" means, at any time, a Person (other than a Subsidiary or a Holder): (a) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Company; or (b) that beneficially owns (calculated in accordance with Rule 13d-3 under the Exchange Act) or holds ten percent (10%) or more of any class of the Voting Stock of the Company. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

      "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

      "Common Stock" means any shares of Common Stock, par value $1.00 per share, of the Company now or hereafter authorized to be issued, and any and all securities of any kind whatsoever of the Company which may be issued on or after the date hereof in respect of, or in exchange for, shares of Common Stock pursuant to a merger, consolidation, stock split, stock dividend, recapitalization of the Company or otherwise.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Exchange Act shall include a reference to the comparable section, if any, of any such similar Federal statute.

      "Holder" means a registered holder of Registrable Common Stock.

      "Initial Holders" has the meaning assigned to it in the preamble hereof.

      "Material Disclosure Event" means any pending or imminent event relating to the Company which, based on (i) the good faith, reasonable opinion of the Board of Directors of the Company and (ii) the advice of competent outside counsel to the Board of Directors of the Company, (x) requires disclosure of material, non-public information relating to such event in the Shelf Registration so that such registration statement would not be materially misleading, (y) is otherwise not required to be publicly disclosed at that time (e.g., on Form 8-K or Form 10-Q) under applicable federal or state securities laws, and (z) if publicly disclosed at the time of such event, would have a material adverse effect on the business and financial condition of the Company.

      "Other Holder" means any person or entity to whom the Company has granted or does grant registration rights.

      "Other Holder Registrable Common Stock" means the shares of Common Stock held by any Other Holder.

      "Person" means a corporation, an association, a partnership, an organization, a business, a trust, an individual, or any other entity or organization, including a government or political subdivision or an instrumentality or agency thereof.

      "Registrable Common Stock" means (i) the shares of Common Stock issued to an Initial Holder pursuant to the Restructuring or (ii) any Common Stock issued with respect to the Common Stock referred to in clause (i) hereof by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise. As to any particular Registrable Common Stock, such securities shall cease to be Registrable Common Stock when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act, (iii) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require the registration under the Securities Act, or (iv) they shall have ceased to be outstanding.

      "Registration Expenses" means all expenses incident to the registration and disposition of the Registrable Common Stock pursuant to Section 2 hereof, including, without limitation, all registration, filing and applicable national securities exchange fees; all fees and expenses of complying with state securities or blue sky laws (including fees and disbursements of counsel to the underwriters or the Holders in connection with "blue sky" qualification of the Registrable Common Stock and determination of their eligibility for investment under the laws of the various jurisdictions); all duplicating and printing expenses; all messenger and delivery expenses; the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of "cold comfort" letters or, in connection with a registration pursuant to Section 2.3 only, any special audits required by, or incident to, such registration; all fees and disbursements of underwriters (other than underwriting discounts and commissions); all transfer taxes; and the reasonable fees and expenses of one counsel to the Holders; provided, however, that Registration Expenses shall exclude and the Holders shall pay underwriting discounts and commissions in respect of the Registrable Common Stock being registered.

      "Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act shall include a reference to the comparable section, if any, of any such similar federal statute.

      "Subsidiary" means any corporation in which the Company or one or more Subsidiaries owns sufficient voting securities to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such corporation.

      "Voting Stock" means, with respect to any corporation, any shares of stock of such corporation whose holders are entitled under ordinary circumstances to vote for the election of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

2.    Shelf Registration; Registration Under Securities Act, Etc.
      -----------------------------------------------------------

      2.1   Shelf Registration
            ------------------

      Within 35 days following the date hereof, the Company shall file with the Commission, at the Company's expense, a "shelf" registration statement on any appropriate form pursuant to Rule 415 under the Securities Act covering all Registrable Common Stock (the "Shelf Registration"). The Company shall use its reasonable commercial efforts to have the Shelf Registration declared effective as promptly as practicable after such filing (but not later than 100 days after the date hereof) and to keep the Shelf Registration continuously effective three years following the date on which the Shelf Registration is declared effective (subject to Suspension Periods (as hereinafter defined) and extensions coincident with the length of such Suspension Periods) (the "Shelf Registration Period"); provided, however, that if a registration statement on Form S-3 (or such successor form as is prescribed by the Commission) is available to the Company on the third anniversary of the date on which the Shelf Registration is declared effective, the Company shall use its reasonable commercial efforts to keep the Shelf Registration continuously effective for two additional years. The Company shall, to the extent necessary, supplement or amend the Shelf Registration (in each case, at the Company's expense) to keep the Shelf Registration effective during the Shelf Registration Period. The Company further agrees to supplement or amend any Shelf Registration, as required by the registration form utilized by the Company, by the instructions applicable to such registration form or by the Securities Act or the rules and regulations thereunder or as reasonably requested by any Holder. The Company shall furnish to the Holders copies, in substantially the form proposed to be used and/or filed, of the registration statement and any such supplement or amendment at least 30 days prior to its being used and/or filed with the Commission. The Company hereby consents to the use (in compliance with applicable law) of the prospectus or any amendment or supplement thereto by each of the selling Holders of Registrable Common Stock in connection with the offering and sale of the Registrable Common Stock covered by the prospectus or any amendment or supplement thereto. The Company shall pay all Registration Expenses incurred in connection with the Shelf Registration, whether or not it becomes effective. In no event shall the Shelf Registration include securities other than Registrable Common Stock, unless the Holders of all Registrable Common Stock consent to such inclusion. Nothing herein shall obligate the Company to incur or pay for fees and disbursements of underwriters in connection with a distribution under the Shelf Registration.

      For purposes hereof, "Suspension Period" shall mean a period of time commencing on the date on which the Company provides notice that the Shelf Registration is no longer effective, that the prospectus included in the Shelf Registration no longer complies with the requirements therefor prescribed by Section 10(a) of the Securities Act, or there is a Material Disclosure Event and the Board of Directors of the Company has elected (in its good faith reasonable judgment) to require the suspension of the sale by the Holder of Registrable Common Stock pursuant to the Shelf Registration, and shall end on the date when the Holder either receives copies of the supplemented or amended prospectus contemplated by Section 2.4(g) or such earlier time that the Holder is otherwise advised in writing by the Company that use of the prospectus may be resumed. The Holder agrees that it will not sell any Registrable Common Stock pursuant to the Shelf Registration during any Suspension Period. The Company agrees (i) that the Company will use its best efforts to ensure that there is not more than one Suspension Period in any 12-month period, (ii) to cause each Suspension Period to end as soon as reasonably practicable and (iii) that no Suspension Period shall exceed 30 consecutive days. The Company further agrees that no other holder of any shares of the Company's capital stock will be permitted to sell any such shares of the Company's capital stock pursuant to a registration statement during a Suspension Period. If one or more Suspension Periods occur, the Shelf Registration Period shall be extended by such number of days coincident with the aggregate number of days included in all Suspension Periods.

      2.2   Registration on Request
            -----------------------

            (a)   Request
                  -------

      Subject to the provisions of Section 2.2(h) below, (i) if the Shelf Registration remains continuously effective during the Shelf Registration Period in accordance with the terms hereof, at any time or from time to time after the expiration of the Shelf Registration Period, or (ii) if for any reason the Shelf Registration does not become effective within 65 days after the date hereof or ceases to be effective at any time prior to the expiration of the Shelf Registration Period, at any time or from time to time after the date which is 65 days from the date hereof (if the Shelf Registration fails to become effective) or the date on which the Shelf Registration ceases to be effective, as the case may be, the Holders, individually and jointly, of more than 10% of issued and outstanding shares of Common Stock (the "Initiating Holders") shall have the right to require the Company to effect the registration under the Securities Act of all or part of the Registrable Common Stock held by such Initiating Holders, by delivering a written request therefor to the Company specifying the number of shares of Registrable Common Stock and the intended method of distribution. The Company shall promptly give written notice of such requested registration to all other Holders, and thereupon the Company shall, as expeditiously as possible, use its best efforts to (A) effect the registration under the Securities Act (including by means of a shelf registration pursuant to Rule 415 under the Securities Act if so requested in such request and if the Company is then eligible to use such a registration) of the Registrable Common Stock which the Company has been so requested to register by the Initiating Holders, and all other Registrable Common Stock which the Company has been requested to register by any other Holder (together with the Initiating Holders, the "Selling Holders") by written request given to the Company within 10 days after giving of written notice by the Company, all to the extent necessary to permit distribution in accordance with the intended method of distribution set forth in the written request or requests delivered by the Selling Holders, and (B) if requested by the Selling Holders, obtain acceleration of the effective date of the registration statement relating to such registration.

            (b)   Registration of Other Securities
                  --------------------------------

      Whenever the Company shall effect a registration pursuant to this
Section 2.2, no securities (other than Registrable Common Stock) shall be included among the securities covered by such registration (i) if, in connection with an underwritten offering by any Selling Holders of Registrable Common Stock, the managing underwriter of such offering shall have advised the Company and the Selling Holders in writing that the inclusion of such other securities would adversely affect such offering or
(ii), if such offering is not an underwritten offering, unless the Selling Holders of not less than 50% of the Registrable Common Stock to be covered by such registration shall have consented (which consent shall not be unreasonably withheld or delayed) in writing to the inclusion of such other securities.

            (c)   Registration Statement Form
                  ---------------------------

      Registrations under this Section 2.2 shall be on such appropriate registration form of the Commission as shall be selected by the Company and as shall be reasonably acceptable to the Selling Holders. The Company agrees to include in any such registration statement all information which, in the opinion of counsel to the Selling Holders, counsel to the underwriters, if any, and counsel to the Company, is required to be included.

            (d)   Expenses
                  --------

      The Company shall pay all Registration Expenses in connection with any registration requested pursuant to this Section 2.2.

            (e)   Effective Registration Statement
                  --------------------------------

      A registration requested pursuant to this Section 2.2 shall not be deemed to have been effected (including for purposes of paragraph (h) of this Section 2.2) (i) unless a registration statement with respect thereto has become effective and has been kept continuously effective for a period of at least 120 days (or such shorter period which shall terminate when all the Registrable Common Stock covered by such registration statement have been sold pursuant thereto), (ii) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Selling Holders and has not thereafter become effective, or (iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied for any reason not attributable to the Selling Holders or waived.

            (f)   Selection of Underwriters
                  -------------------------

      The underwriters of each underwritten offering of the Registrable Common Stock to be registered shall be selected by the Selling Holders and shall be reasonably satisfactory to the Company.

            (g)   Priority in Requested Registration
                  ----------------------------------

      If the managing underwriter of any underwritten offering shall advise the Company in writing (with a copy to each Selling Holder) that, in its opinion, the number of shares of Registrable Common Stock requested to be included in such registration exceeds the number of shares which can be sold in such offering within a price range acceptable to the Selling Holders of Registrable Common Stock, the Company will include in such registration that number of shares of Registrable Common Stock which the Company is so advised can be sold in such offering. The Registrable Common Stock requested to be included in such registration shall be reduced pro rata among the Selling Holders requesting such registration of Registrable Common Stock on the basis of the percentage of Registrable Common Stock of such Selling Holders requesting such registration. In connection with any such registration to which this Section 2.2(g) is applicable, no securities other than Registrable Common Stock shall be covered by such registration.

            (h)   Limitations on Registration on Request
                  --------------------------------------

      Notwithstanding anything to the contrary contained herein, the registration rights granted to the Holders in Section 2.2(a) are subject to the following limitations: (i) the Holders shall be entitled to require the Company to, and the Company shall be required to, effect no more than three registrations pursuant to Section 2.2(a)(i) hereof and no more than four registrations pursuant to Section 2.2(a)(ii) hereof, (ii) the Company shall not be required to effect a registration pursuant to Section 2.2(a) if, with respect thereto, the managing underwriter, the Commission, the Securities Act or the rules and regulations thereunder, or the form on which the registration statement is to be filed, would require the conduct of an audit other than the regular audit conducted by the Company at the end of its fiscal year, but rather the filing may be delayed until the completion of such regular audit (unless the Holders agree to pay the expenses of the Company in connection with such an audit other than the regular audit) and
(iii) the Holders shall not be entitled to require the Company to, and the Company shall not be required to, effect a registration pursuant to Section 2.2(a) within three (3) months following the effective date of another registration pursuant to Section 2.2(a).

            (i)   Postponement
                  ------------

      The Company shall be entitled once in any 12-month period to postpone for a reasonable period of time (but not exceeding 30 days) (the "Postponement Period") the filing of any registration statement required to be prepared and filed by it pursuant to this Section 2.2 if the Company determines, in its reasonable judgment, that such registration and offering would materially interfere with any material financing, corporate reorganization or other material transaction involving the Company or any subsidiary, or would require premature disclosure thereof, and promptly gives the Selling Holders written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. If the Company shall so postpone the filing of a registration statement, the Selling Holders of not less than 50% of the shares of Registrable Common Stock to be registered shall have the right to withdraw the request for registration in respect of the Registrable Common Stock by giving written notice to the Company at any time and, in the event of any such withdrawal, such request shall not be counted for purposes of the requests for registration to which the Holders are entitled pursuant to this
Section 2.2.

      2.3   Incidental Registration
            -----------------------

            (a)   Right to Include Registrable Common Stock
                  -----------------------------------------

      If the Company at any time prior to the expiration of the Holders' right to request the registration of Registrable Common Stock pursuant to
Section 2.2(a) hereof proposes to register any of its securities under the Securities Act by registration on Form S-1, S-2 or S-3 or any successor or similar form(s) (except registrations on such Form or similar form(s) solely for registration of securities in connection with an employee stock option, stock purchase, stock bonus or similar plan, pursuant to a dividend reinvestment plan, pursuant to a merger, exchange, offer or transaction of the type specified in Rule 145(a) under the Securities Act or pursuant to a "shelf" registration), whether or not for sale for its own account, it will each such time give prompt written notice to the Holders of its intention to do so and of the Holders' rights under this Section 2.3 and the Holders shall be entitled to include, subject to the provisions of this Agreement, Registrable Common Stock on the same terms and conditions (if any) as apply to other comparable securities of the Company sold in connection with such registration. Upon the written request of any Holder (a "Requesting Holder"), specifying the maximum number of shares of Registrable Common Stock intended to be disposed of by such Requesting Holder, made as promptly as practicable and in any event within 15 days after the receipt of any such notice, the Company shall use its best efforts to effect the registration under the Securities Act of all Registrable Common Stock which the Company has been so requested to register by the Requesting Holders; provided, however, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company shall give written notice of such determination and its reasons therefor to the Holders and (i) in the case of a determination not to register, shall be relieved of its obligation under this Section 2.3 to register any Registrable Common Stock in connection with such registration (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of the Holders to request that such registration be effected as a registration under
Section 2.2, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Common Stock, for the same period as the delay in registering such other securities. No registration effected under this Section 2.3 shall relieve the Company of its obligation to effect any registration upon request under Section 2.2. The Company will pay all Registration Expenses in connection with any registration of Registrable Common Stock requested pursuant to this Section 2.3.

            (b)   Right to Withdraw
                  -----------------

      Any Requesting Holder shall have the right to withdraw its request for inclusion of Registrable Common Stock in any registration statement pursuant to this Section 2.3 at any time by giving written notice to the Company of its request to withdraw.

            (c)   Priority in Incidental Registrations
                  ------------------------------------

      If the managing underwriter of any underwritten offering shall inform the Company by letter of its opinion that the number of shares of Registrable Common Stock and Other Holder Registrable Common Stock when added to the number of other securities to be offered in such registration, would materially adversely affect such offering, then the Company shall include in such registration that number of shares of Registrable Common Stock and Other Holder Registrable Common Stock which the Company is so advised by the managing underwriter can be sold in (or during the time of) such offering without materially adversely affecting such offering in the following order of priority:

            First: the holder or holders of securities (including the Company in the case of a primary offering) originally requesting such registration shall be entitled to participate in accordance with the relative priorities, if any, that shall exist among them; and then

            Second: the holder or holders of Registrable Common Stock shall be entitled to participate in such offering, pro rata among themselves in accordance with the number of shares of Registrable Common Stock which each such holder shall have requested be registered; and then

            Third: all other holders (including the Company, if such registration shall have been originally requested by a person other than the Company) of securities having the right to include shares of Common Stock in such registration shall be entitled to participate pro rata in accordance with the number of shares proposed to be registered by them.

            (d)   Plan of Distribution
                  --------------------

      Any participation by the Holders in a registration by the Company shall be in accordance with the Company's plan of distribution.

      2.4   Registration Procedures
            -----------------------

      If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Common Stock under the Securities Act as provided in Sections 2.1, 2.2 and 2.3 hereof, the Company shall as expeditiously as possible:

            (a) prepare and file with the Commission as soon as practicable the requisite registration statement to effect such registration (and shall include all financial statements required by the Commission to be filed therewith) and thereafter use its best efforts to cause such registration statement to become effective; provided, however, that before filing such registration statement (including all exhibits) or any amendment or supplement thereto or comparable statements under securities or blue sky laws of any jurisdiction, the Company shall furnish such documents to each Holder selling Registrable Common Stock covered by such registration statement and each underwriter, if any, participating in the offering of the Registrable Common Stock and their respective counsel, which documents will be subject to the review and comments of each such Holder, each underwriter and their respective counsel; and provided further, that (i) as to registration pursuant to
      Section 2.1 or 2.2 hereof, the Company may discontinue any registration of its securities which are not Registrable Common Stock and (ii) as to registration pursuant to Section 2.3 hereof, the Company may discontinue any registration of its securities, in each case, at any time prior to the effective date of the registration statement relating thereto;

            (b) notify each Holder selling Registrable Common Stock covered by such registration statement of the Commission's requests for amending or supplementing the registration statement and the prospectus, and prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Common Stock covered by such registration statement for such period as shall be required for the disposition of all of such Registrable Common Stock in accordance with the intended method of distribution thereof; provided that, except with respect to the Shelf Registration and any other such registration statement filed pursuant to Rule 415 under the Securities Act, such period need not exceed 120 days;

            (c) furnish, without charge, to each Holder selling Registrable Common Stock covered by such registration statement and each underwriter such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such Holders and such underwriters may reasonably request;

            (d) use its best efforts (i) to register or qualify all Registrable Common Stock and other securities covered by such registration statement under such securities or blue sky laws of such States of the United States of America where an exemption is not available and as any Holder or Holders selling Registrable Common Stock covered by such registration statement or any managing underwriter shall reasonably request, (ii) to keep such registration or qualification in effect for so long as such registration statement remains in effect, and (iii) to take any other action which may be reasonably necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of the securities to be sold by such Holder or Holders; provided, however, that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified;

            (e) use its best efforts to cause all Registrable Common Stock covered by such registration statement to be registered with or approved by such other Federal or state governmental agencies or authorities as may be necessary in the opinion of counsel to the Company, counsel to any underwriter, or counsel to any Holder or Holders selling Registrable Common Stock covered by such registration statement to consummate the disposition of such Registrable Common Stock;

            (f) furnish to each Holder selling Registrable Common Stock covered by such registration statement and each underwriter, if any, participating in the offering of the securities covered by such registration statement, a signed counterpart of (i) an opinion of counsel for the Company, and (ii) a "comfort" letter signed by the independent public accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' comfort letters delivered to the underwriters in underwritten public offerings of securities (and dated the dates such opinions and comfort letters are customarily dated) and, in the case of the legal opinion, such other legal matters, and, in the case of the accountants' comfort letter, such other financial matters, as such Holder or Holders, or the underwriters, may reasonably request;

            (g) immediately notify the Holders selling Registrable Common Stock covered by such registration statement and each managing underwriter, if any, participating in the offering of the securities covered by such registration statement (i) when such registration statement, any pre-effective amendment, the prospectus or any prospectus supplement related thereto or post-effective amendment to such registration statement has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission for amendments or supplements to such registration statement or the prospectus related thereto or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Common Stock for sale under the securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose; and (v) at any time when a prospectus relating thereto is required to be delivered under the Securities Act or, in the case of the Shelf Registration, at any time during the Shelf Registration Period, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and in the case of this clause (v), at the request of any Holder or Holders selling Registrable Common Stock covered by such registration statement promptly prepare and furnish to such Holder or Holders and each underwriter, if any, participating in the offering of the Registrable Common Stock, a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

            (h) otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder, and promptly furnish to the Holders a copy of any amendment or supplement to such registration statement or prospectus;

            (i) cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for the Common Stock from and after the date of such registration;

            (j) use its commercially reasonable efforts to cause all Registrable Common Stock covered by such registration statement to be
      (i) listed for trading on the New York Stock Exchange, Inc. ("NYSE"), provided that, if the Company is unable to have the Registrable Common Stock listed for trading on the NYSE, the Company will use its best efforts to cause all Registrable Common Stock to be quoted on the National Market System ("National Market System") of the NASDAQ Stock Market ("NASDAQ") within the meaning of Rule 11Aa2-1 of the Commission if the quoting of such Registrable Common Stock is then permitted under NASDAQ rules; or (ii) if no similar securities of the Company are then so quoted, use its best efforts to (x) secure designation of all such Registrable Common Stock as a NASDAQ National Market System security or
      (y) failing that, cause all such Registrable Common Stock to be listed on another national securities exchange or (z) failing that, to secure NASDAQ authorization for such shares and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such shares with the National Association of Securities Dealers, Inc.;

            (k) deliver promptly to counsel to the Holders selling Registrable Common Stock covered by such registration statement and each underwriter, if any, participating in the offering of the Registrable Common Stock, copies of all correspondence between the Commission and the Company, its counsel or auditors and all memoranda relating to discussions with the Commission or its staff with respect to such registration statement;

            (1) use its best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement;

            (m) provide a CUSIP number for all Registrable Common Stock, no later than the effective date of the registration statement;

            (n) make available its employees and personnel and otherwise provide reasonable assistance to the underwriters (taking into account the needs of the Company's businesses) in their marketing of Registrable Common Stock; and

            (o) in the case of a Shelf Registration, upon the occurrence of any event or the discovery of any facts, each as contemplated by
      Section 2.4(g)(v) hereof, use its best efforts to prepare a supplement or post-effective amendment to the registration statement or the related prospectus or any document incorporated therein by reference or file any other required documents so that, thereafter, such prospectus will not contain at the time of such delivery any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

The Company may require the Holders selling Registrable Common Stock covered by such registration statement to furnish the Company such information regarding the Holders and the distribution of the Registrable Common Stock as the Company may from time to time reasonably request in writing. In the event of a registration effected pursuant to Section 2.1, 2.2(a) or 2.3(a) hereof, if a Holder fails to provide such information and the failure by such Holder to furnish such information would prevent or unreasonably delay the registration statement relating to such registration from being declared effective by the Commission, the Company may exclude such Holder's Registrable Common Stock from such registration, which right of the Company shall, in the case of a registration effected pursuant to Section 2.1 or 2.2(a) hereof, be subject to the consent of the Holders of not less than 50% of the shares of Registrable Common Stock to be included in such registration (other than such Holder's Registrable Common Stock).

      The Holders agree that upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (g)(iii) or (v) of this Section 2.4, each of the Holders will discontinue its disposition of Registrable Common Stock pursuant to the registration statement relating to such Registrable Common Stock until, in the case of paragraph (g)(v) of this
Section 2.4, its receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (g)(v) of this Section 2.4 and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in its possession, of the prospectus relating to such Registrable Common Stock current at the time of receipt of such notice. If the disposition by the Holders of their securities is discontinued pursuant to the foregoing sentence, the Company shall extend the period of effectiveness of the registration statement by the number of days during the period from and including the date of the giving of notice to and including the date when the Holders shall have received copies of the supplemented or amended prospectus contemplated by paragraph (g)(v) of this Section 2.4; and, if the Company shall not so extend such period, the Holders' request pursuant to which such registration statement was filed shall not be counted for purposes of the requests for registration to which the Holders are entitled pursuant to
Section 2.2 hereof.

      2.5   Underwritten Offerings
            ----------------------

            (a)   Requested Underwritten Offerings
                  --------------------------------

      If requested by the underwriters for any underwritten offering by the Selling Holders pursuant to a registration requested under Section 2.1 or 2.2, the Company shall enter into a customary underwriting agreement with such underwriter or underwriters. Such underwriting agreement shall be reasonably satisfactory in form and substance to the Selling Holders and shall contain such representations and warranties by, and such other agreements on the part of, the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, such customary provisions relating to indemnification and contribution by the Company. The Selling Holders shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of the Selling Holders and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of the Selling Holders. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder, its ownership of and title to the Registrable Common Stock, and its intended method of distribution; any liability of any Selling Holder to any underwriter or other Person under such underwriting agreement shall be limited to liability arising from misstatements in or omissions from its representations and warranties and shall be limited to an amount equal to the net proceeds that it derives from such registration; and no Selling Holder shall be required to indemnify any underwriter, or contribute to any payments required to be made by any underwriter in lieu thereof, to any greater extent than such Selling Holder has agreed in Section 2.7.

            (b)   Incidental Underwritten Offerings
                  ---------------------------------

      In the case of a registration pursuant to Section 2.3 hereof, if the Company shall have determined to enter into any underwriting agreements in connection therewith, all of the Requesting Holders' Registrable Common Stock to be included in such registration shall be subject to such underwriting agreements. The Requesting Holders may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of the Requesting Holders and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of the Requesting Holders. No Requesting Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Requesting Holder, its ownership of and title to the Registrable Common Stock, and its intended method of distribution; and any liability of any Requesting Holder to any underwriter or other Person under such underwriting agreement shall be limited to liability arising from misstatements in or omissions from its representations and warranties and shall be limited to an amount equal to the net proceeds that it derives from such registration.

      2.6   Preparation; Reasonable Investigation
            -------------------------------------

      In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company will give the participating Holders, their underwriters, if any, and their respective counsel, accountants and other representatives and agents the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and, to the extent practicable, each amendment thereof or supplement thereto, and give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and employees and the independent public accountants who have certified its financial statements, and supply all other information reasonably requested by each of them, as shall be necessary or appropriate, in the opinion of the participating Holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

      2.7   Indemnification
            ---------------

            (a)   Indemnification by the Company
                  ------------------------------

      The Company agrees that in the event of any registration of any securities of the Company under the Securities Act, the Company shall, and hereby does, indemnify and hold harmless each Holder, its respective directors, officers, partners, agents and affiliates and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such Holder or any such underwriter within the meaning of the Securities Act, against any losses, claims, damages, or liabilities, joint or several, to which such Holder or any such director, officer, partner, agent or affiliate or underwriter or controlling Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities, joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof), arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, or (iii) any violation by the Company of any federal, state or common law rule or regulation applicable to the Company and relating to action required of or inaction by the Company in connection with any such registration, and the Company shall reimburse such Holder and each such director, officer, partner, agent or affiliate, underwriter and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided that the Company shall not be liable in any such case or to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by or on behalf of the Holders or underwriter, as the case may be, specifically stating that it is for use in the preparation thereof; and provided, further, that the Company shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Common Stock or any other Person, if any, who controls such underwriter within the meaning of the Securities Act, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Common Stock to such Person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force regardless of any investigation made by or on behalf of either Holder or any such director, officer, partner, agent or affiliate or controlling Person and shall survive the transfer of such securities by such Holder.

            (b)   Indemnification by the Holders
                  ------------------------------

      As a condition to including any Registrable Common Stock in any registration statement, the Company shall have received an undertaking reasonably satisfactory to it from each Holder so including any Registrable Common Stock to indemnify and hold harmless (in the same manner and to the same extent as set forth in paragraph (a) of this Section 2.7) the Company, and each director of the Company, each officer of the Company and each other Person, if any, who controls the Company within the meaning of the Securities Act, and, to the extent requested, each underwriter, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, but only to the extent such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such Holder specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement; provided, however, that the liability of such indemnifying party under this Section 2.7(b) shall be limited to the amount of net proceeds received by such indemnifying party in the offering giving rise to such liability. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such securities by such Holder; and provided, further, that such Holder shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Common Stock or any other Person, if any, who controls such underwriter within the meaning of the Securities Act, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to any other Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Common Stock to such other Person if such statement or omission was corrected by such Holder in such final prospectus.

            (c)   Indemnification for Controlling Person Liability
                  ------------------------------------------------

      In addition to the indemnification provided for in Section 2.7(a), the Company shall indemnify, to the fullest extent permitted by law, each Holder, its officers, directors, partners and agents, if any, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses, joint or several, in each case, under the Securities Act or common law or otherwise, resulting from:

            (i) any violation by the Company of the provisions of the Securities Act;

            (ii) any untrue statement or alleged untrue statement of a material fact contained in any registration statement or amendment thereto or prospectus (and as amended or supplemented if amended or supplemented) or any preliminary prospectus or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, whether or not, in each such case, the registration statement or amendment thereto or prospectus (or amendment or supplement thereto) or preliminary prospectus related or relates to any offering or sale of Registrable Common Stock by a Holder; and

            (iii) any other untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact necessary to make the statements in any document issued or delivered to any purchaser or potential purchaser or filed with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act (in light of the circumstances under which they were made) not misleading, in each case, in connection with any offering or sale of securities of the Company by any Person, whether or not such securities offered or sold are or were registered or required to be registered under the Securities Act;

in each such case, to the extent that such losses, claims, damages, liabilities (or proceedings in respect thereto) and expenses, joint or several, are alleged to result from or exist by virtue of the fact that any Holder controls or is alleged to control (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) the Company or any Subsidiary or Affiliate of the Company, whether such claim or allegation arises under Section 15 of the Securities Act or Section 20 of the Exchange Act or otherwise; provided, however, that such indemnification shall not extend to losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information furnished in writing to the Company by such Holder expressly for use therein, or from any such information provided by an underwriter selected by the Holders or any of them.

            (d)   Notices of Claims, Etc.
                  -----------------------

      Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding subsections of this Section 2.7, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action or proceeding; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subsections of this Section 2.7, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice, and shall not relieve the indemnifying party from any liability which it may have to the indemnified party otherwise than under this Section 2.7. In case any such action or proceeding is brought against an indemnified party, the indemnifying party shall be entitled to participate therein and, unless in the opinion of outside counsel to the indemnified party a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any such action or proceeding include both the indemnified party and the indemnifying party and if in the opinion of outside counsel to the indemnified party there may be legal defenses available to such indemnified party and/or other indemnified parties which are different from or in addition to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to defend such action or proceeding on behalf of such indemnified party or parties and the indemnifying party shall be obligated to pay the fees and expenses of such separate counsel or counsels. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and approval by the indemnified party of such counsel, the indemnifying party shall not be liable to such indemnified party for any legal expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation (unless the proviso in the preceding sentence shall be applicable). No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent which shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

            (e)   Contribution
                  ------------

      If the indemnification provided for in this Section 2.7 shall for any reason be held by a court to be unavailable to an indemnified party under subsection (a) or (b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under subsection (a) or (b) hereof, the indemnified party and the indemnifying party under subsection (a) or (b) hereof shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand, and the indemnified party on the other, which resulted in such loss, claim, damage or liability, or action in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or if the allocation provided in this clause (ii) provides a greater amount to the indemnified party than clause (i) above, in such proportion as shall be appropriate to reflect not only the relative fault but also the relative benefits received by the indemnifying party and the indemnified party from the offering of the securities covered by such registration statement as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contributions pursuant to this
Section 2.7(e) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentence of this Section 2.7(e). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Holders' obligations to contribute as provided in this subsection (e) are several and not joint and shall be in proportion to the relative value of their respective Registrable Common Stock covered by such registration statement. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent, which consent shall not be unreasonably withheld. Notwithstanding anything in this subsection (e) to the contrary, no indemnifying party (other than the Company) shall be required to contribute any amount in excess of the net proceeds received by such party from the sale of the Registrable Common Stock in the offering to which the losses, claims, damages or liabilities of the indemnified parties relate.

            (f)   Other Indemnification
                  ---------------------

      Indemnification and contribution similar to that specified in the preceding subsections of this Section 2.7 (with appropriate modifications) shall be given by the Company and the Holders with respect to any required registration or other qualification of securities under any federal, state or blue sky law or regulation of any governmental authority other than the Securities Act. The indemnification agreements contained in this Section 2.7 shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the transfer of any of the Registrable Common Stock by any of the Holders.

            (g)   Indemnification Payments
                  ------------------------

      The indemnification and contribution required by this Section 2.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred; provided, however, that such periodic payments shall only be made upon delivery to the indemnifying party of an agreement by the indemnified party to repay the amounts advanced to the extent it is ultimately determined that the indemnified party is not entitled to indemnification pursuant to this Section 2.7 or otherwise. The parties hereto agree that for each of them such agreement shall be deemed to be contained herein. Without limiting the generality of the foregoing, each indemnifying party, as an interim measure during the pendency of any claim, action, investigation, inquiry or proceeding arising out of or based upon any matter or subject for which indemnity (or contribution in lieu thereof) would be available to any indemnified party under any provision of this Section 2.7, the Company will promptly reimburse each indemnified party, as often as invoiced therefor (but in no event more often than monthly), for all reasonable legal or other expenses incurred in connection with the investigation or defense of any such claim, action, investigation, inquiry or proceeding, notwithstanding the absence of any judicial determination as to the propriety or enforceability of the indemnifying party's obligation to reimburse the indemnified party for such expenses and notwithstanding the possibility that the obligations to pay such expenses might later have been held to be improper by a court of competent jurisdiction. To the extent that any such interim reimbursement is held to be improper, the indemnified party agrees to promptly return the amount so advanced to the indemnifying party, together with interest, compounded monthly, at the prime rate (or other commercial lending rate for borrowers of the highest credit standing) listed from time to time in The Wall Street Journal which represents the base rate on corporate loans posted by a substantial majority of the nation's thirty
(30) largest banks. Any such interim reimbursement payments which are not made to the indemnified party within thirty (30) days of a request therefor shall bear interest at such prime rate from the date of such request to the extent such reimbursement payments are ultimately determined to be proper obligations of the indemnifying party.

      2.8   Limitation on Sale of Securities
            --------------------------------

      If any registration of Registrable Common Stock or Other Holder Registrable Common Stock shall be in connection with an underwritten public offering, each of the Holders or the Other Holders, as the case may be, and the Company agrees (except, in the case of any Holder or Other Holder, to the extent that such Holder or Other Holder is prohibited by applicable law or the exercise of its fiduciary duties from agreeing to withhold Registrable Common Stock or Other Holder Registrable Common Stock, as the case may be, from sale) (x) not to effect any public sale or distribution of any issue of the same class or series as the Registrable Common Stock or Other Holder Registrable Common Stock being registered in an underwritten public offering (other than pursuant to an employee stock option, stock purchase or similar plan, pursuant to a dividend reinvestment plan, pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) under the Securities Act), any securities of the Company similar to any such issue or any securities of the Company or of any security convertible into or exchangeable or exercisable for any such issue of the Company during the 15 days prior to, and during the 45 day period (or such longer period, not in excess of 90 days, as may be reasonably requested by the underwriter of such offering) beginning on the effective date of such registration statement (except as part of such registration) and (y) that any agreement entered into after the date of this Agreement pursuant to which the Company issues or agrees to issue any privately placed securities shall contain a provision under which holders of such securities agree not to effect any public sale or distribution of any such securities during the period referred to in the foregoing clause (x), including any sale pursuant to Rule 144 under the Securities Act (except as part of such registration, if permitted). Without limiting the scope of the term "fiduciary," a Holder or Other Holder shall be deemed to be acting as a fiduciary if its actions or the Registrable Common Stock or Other Holder Registrable Common Stock proposed to be sold is subject to the Employee Retirement Income Security Act of 1974, as amended, the Investment Advisers Act of 1940, as amended, or the Investment Company Act of 1940, as amended, or if such Registrable Common Stock or Other Holder Registrable Common Stock is held in a separate account under applicable insurance law or regulation. Notwithstanding the foregoing, no Holder or Other Holder who has been on behalf of an Account shall be required to hold back Registrable Common Stock or Other Holder Registrable Common Stock attributable to such Account if such Account directs such Holder or Other Holder to dispose of some or all of such Registrable Common Stock or Other Holder Registrable Common Stock, attributable to such Account unless (1) such Holder or Other Holder shall have directly or indirectly induced such Account to make such sale or (2) such Account terminates the authority of the Holder or Other Holder of Registrable Common Stock or Other Holder Registrable Common Stock to dispose of such securities; provided, however, that any holdback agreement relating to such underwritten sale shall continue to apply to Registrable Common Stock or Other Holder Registrable Common Stock attributable to such Account which such Account has not directed such Holder or Other Holder to sell.

      2.9   No Required Sale
            ----------------

      Nothing in this Agreement shall be deemed to create an independent obligation on the part of any of the Holders to sell any Registrable Common Stock pursuant to any effective registration statement.

3.    Rule 144
      --------

      The Company shall take all actions reasonably necessary to enable holders of Registrable Common Stock to sell such securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144, or (b) any similar rule or regulation hereafter adopted by the Commission including, without limiting the generality of the foregoing, filing on a timely basis all reports required to be filed by the Exchange Act. Upon the request of any Holder, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

4.    Amendments and Waivers
      ----------------------

      This Agreement may not be modified or amended, or any of the provisions hereof waived, temporarily or permanently, except pursuant to the written consent of the Holders of not less than 50% of the shares of Registrable Common Stock and the Company.

5.    Adjustments
      -----------

      In the event of any change in the capitalization of the Company as a result of any stock split, stock dividend, reverse split, combination, recapitalization, merger, consolidation, or otherwise, the provisions of this Agreement shall be appropriately adjusted.

6.    Notice
      ------

      All notices and other communications hereunder shall be in writing and, unless otherwise provided herein, shall be deemed to have been given when received by the party to whom such notice is to be given at its address set forth below, or such other address for the party as shall be specified by notice given pursuant hereto:

      (a) If to any Holder, the address of such Holder set forth on Annex A attached hereto;

      (b)   If to the Company, to it at:

            Salant Corporation
            1114 Avenue of the Americas
            New York, New York 10036
            Attn: Todd Kahn, Esq.

7.    Assignment
      ----------

      This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by the Company. Any Holder may, at its election, at any time or from time to time, assign its rights under this Agreement, in whole or in part, to any transferee of Registrable Common Stock.

8.    Remedies
      --------

      The parties hereto agree that money damages or any other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that, in addition to all other remedies available to them, each of them shall be entitled to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required. In any action or proceeding brought to enforce any provision of this Agreement (including the indemnification provisions thereof), the successful party shall be entitled to recover reasonable attorneys' fees in addition to its costs and expenses and any other available remedy.

9.    No Inconsistent Agreements
      --------------------------

      The Company will not, on or after the date of this Agreement, enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof, other than any customary lock-up agreement with the underwriters in connection with any registration and offering by the Company of its securities to the public (an "Offering") effected hereunder, pursuant to which the Company shall agree not to register for sale, and the Company shall agree not to sell or otherwise dispose of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, as applicable, for a specified period following such Offering. The Company hereby represents and warrants that the rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with any other agreements to which the Company is a party or by which it is bound.
The Company further agrees that if any other registration rights agreement entered into after the date of this Agreement with respect to any of its securities contains terms which are more favorable to, or less restrictive on, the other party thereto than the terms and conditions contained in this Agreement are (insofar as they are applicable) to the Holders, then the terms and conditions of this Agreement shall immediately be deemed to have been amended without further action by the Company or the Holders so that the Holders shall be entitled to the benefit of any such more favorable or less restrictive terms or conditions.

10.   Headings
      --------

      Headings of the sections and paragraphs of this Agreement are for convenience only and shall be given no substantive or interpretive effect whatsoever.

11.   Governing Law; Jurisdiction
      ---------------------------

      (a) This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

      (b) Each of the parties hereto irrevocably and unconditionally consents to the jurisdiction of the federal courts and courts of the state of New York situated in New York County, New York in respect of the interpretation and enforcement of the provisions of this Agreement, and hereby agrees that service of process in any such action, suit or proceeding against the other party with respect to this Agreement may be made upon it in any manner permitted by the laws of New York or the federal laws of the United States.

12.   Counterparts
      ------------

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

13.   Invalidity of Provision
      -----------------------

      The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. If any restriction or provision of this Agreement is held unreasonable, unlawful or unenforceable in any respect, such restriction or provision shall be interpreted, revised or applied in a manner that renders it lawful and enforceable to the fullest extent possible under law.

14.   Further Assurances
      ------------------

      Each party hereto shall do and perform or cause to be done and performed all further acts and things and shall execute and deliver all other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

15.   Entire Agreement; Effectiveness
      -------------------------------

      This Agreement and the other writings referred to herein or delivered in connection herewith contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

      IN WITNESS WHEREOF, the undersigned have Executed this Agreement as of the date first above written:


                              SALANT CORPORATION


                              By:
                                  ---------------------------------------
                                  Name:
                                  Title:


                              SALANT CORPORATION, as attorney in fact for the Holders of Registrable Common Stock


                              By:
                                  ---------------------------------------
                                  Name:
                                  Title:


                              MAGTEN ASSET MANAGEMENT CORP., as agent on
                                 behalf of those investment advisory clients listed on Schedule I hereto


                              By:
                                  ---------------------------------------
                                  Name:
                                  Title:

                                              Exhibit C to Appendix I to Part B
                                           of Exchange Restructuring Prospectus


                                 EXHIBIT C


                       STOCK AWARD AND INCENTIVE PLAN


              SEE ANNEX III TO THE PROXY STATEMENT/PROSPECTUS

                                          Exhibit D to Appendix I to Part B
                                       of Exchange Restructuring Prospectus




                                 EXHIBIT D

                    INITIAL BOARD OF REORGANIZED SALANT

     Jerald S. Politzer, age 52, joined the Company as a director on March 24, 1997 and Chief Executive Officer commencing April 1, 1997. From July 1989 to November 1996 he had been Executive Vice President of Melville Corporation, a diversified retailer. Mr. Politzer is a director of Norton McNaughton, Inc., a manufacturer of women's apparel.

     Marvin Schiller, age 63, was Managing Director of A.T. Kearney, Inc., a management consulting firm, from May 1983 until his retirement as of January 1995. Dr. Schiller is a director of LePercq-Istel Fund, Inc., a mutual fund; Strategic Agricultural Management Corp., a software developer and marketer; and Tutor Time Learning Systems Inc., a childcare and educational company. Dr. Schiller has served as a director of the Company since May 1983.

     Information regarding the remaining Board nominees will be provided once Magten has advised the Company of its Board nominees.

                                          Exhibit E to Appendix I to Part B
                                       of Exchange Restructuring Prospectus


                                 EXHIBIT E



                 LIST OF EXECUTORY CONTRACTS TO BE REJECTED

                             [TO BE PROVIDED]

                                          Exhibit F to Appendix I to Part B
                                       of Exchange Restructuring Prospectus




                                 EXHIBIT F



              REORGANIZED SALANT CERTIFICATE OF INCORPORATION

                              [TO BE PROVIDED]

             Attachment I to Exchange Restructuring Prospectus

                                   FORM OF

                            LETTER OF TRANSMITTAL

                                  TO TENDER

               10 1/2% SENIOR SECURED NOTES DUE DECEMBER 31, 1998

                                      OF

                              SALANT CORPORATION

                               PURSUANT TO THE
         EXCHANGE RESTRUCTURING PROSPECTUS DATED _____________, 1998



===========================================================================
       THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
      ON _______________, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE").
===========================================================================

                              TO THE DEPOSITARY:

                    -------------------------------------


BY HAND DELIVERY OR OVERNIGHT COURIER:          BY MAIL:

--------------------------------                ---------------------



                           FACSIMILE TRANSMISSION:

                          --------------------------

                            CONFIRM BY TELEPHONE:

                          --------------------------






          Delivery of this instrument to an address other than as set forth above or transmission of instructions via a facsimile number other than the ones listed above will not constitute a valid delivery.

          The undersigned acknowledges receipt of the Exchange Restructuring Prospectus dated ____________, 1998, (the "Exchange Restructuring Prospectus") of Salant Corporation (the "Company"), relating to the offer of the Company, upon the terms and subject to the conditions set forth in the Exchange Restructuring Prospectus, this Letter of Transmittal and the instructions hereto (which together constitute the "Exchange Offer"), to issue 175.977555 shares of common stock (adjusted to reflect the one-for-ten reverse stock split described herein) of common stock, par value $1.00 per share (the "New Common Stock"), of the Company for each $1,000 principal amount (and all accrued and unpaid interest thereon) of 10 1/2% Senior Secured Notes due December 31, 1998 (the "Senior Notes") issued pursuant to an Indenture, dated September 20, 1993, as amended (the "Indenture"), between the Company and Bankers Trust Company, as Trustee, which is validly tendered and not withdrawn. Each exchanging holder of Senior Notes (each a "Noteholder") is required to elect to exchange the entire principal amount (plus all accrued but unpaid interest thereon through the Exchange Restructuring Date) of all Senior Notes tendered by such Noteholder pursuant to this Letter of Transmittal for shares of New Common Stock to be received in exchange therefor. Capitalized terms used in this Letter of Transmittal, but not defined herein shall have the meanings given such terms in the Exchange Restructuring Prospectus.

                        PLEASE READ THIS ENTIRE LETTER
                       OF TRANSMITTAL CAREFULLY BEFORE
                           COMPLETING ANY BOX BELOW

          This Letter of Transmittal is to be used (i) if Senior Notes are to be physically delivered herewith or (ii) if delivery of Senior Notes to be made by book-entry transfer to the account maintained by the Depositary at The Depository Trust Company ("DTC") or the Philadelphia Depository Trust Company ("PHILADEP") pursuant to the procedures set forth in "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus. Delivery of documents to DTC or PHILADEP does not constitute delivery to the Depositary.

          THERE IS NO PROCEDURE FOR TENDERING BY GUARANTEED DELIVERY. TENDERS BY GUARANTEED DELIVERY WILL NOT BE ACCEPTED.






                         DESCRIPTION OF SENIOR NOTES



                                                  Certificate(s) Tendered
                                                (Attach additional list if
                                                        necessary)

                    (1)                            (2)               (3)
                                                                  Aggregate
Name(s) and Address(es) of Registered          Certificate        Principal
Holder(s)                                      Number(s)*          Amount
(Please fill in, if blank)
                                            ---------------------------------

                                            ---------------------------------

                                            ---------------------------------
                                                              Total:
*    Need not be completed by Book-Entry Holders (see below).








                              METHOD OF DELIVERY



__   CHECK HERE IF CERTIFICATES FOR TENDERED SENIOR NOTES ARE ENCLOSED
     HEREWITH.

     CHECK HERE IF TENDERED SENIOR NOTES ARE BEING DELIVERED BY BOOK-ENTRY
__ TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH A BOOK-ENTRY TRANSFER FACILITY SPECIFIED BELOW AND COMPLETE THE FOLLOWING:

     Name of Tendering Institution:
     ___  DTC      __ PHILADEP (check one) Account Number:__________________

Transaction Code Number:

          THERE IS NO PROCEDURE FOR TENDERING BY GUARANTEED DELIVERY.
             TENDERS BY GUARANTEED DELIVERY WILL NOT BE ACCEPTED.






             PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

TENDER OF SENIOR NOTES

     Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Company the Senior Notes indicated above.

     Subject to, and effective upon the acceptance for exchange of the Senior Notes tendered herewith, the undersigned hereby sells, assigns and transfers to or upon the order of the Company all right, title and interest in and to all the Senior Notes that are being tendered hereby, and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Senior Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates for such Senior Notes or transfer ownership of such Senior Notes on the account books maintained by DTC or PHILADEP, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, (b) present such Senior Notes for transfer on the register and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Senior Notes, all in accordance with the terms of the Exchange Offer.

      THE UNDERSIGNED HEREBY REPRESENTS AND WARRANTS THAT THE UNDERSIGNED ACCEPTS THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER, OWNS THE SENIOR NOTES TENDERED HEREBY (WITHIN THE MEANING OF RULE 1OB-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED), HAS FULL POWER AND AUTHORITY TO TENDER, SELL, ASSIGN AND TRANSFER THE SENIOR NOTES TENDERED HEREBY AND THAT THE COMPANY WILL ACQUIRE GOOD AND UNENCUMBERED TITLE THERETO, FREE AND CLEAR OF ALL LIENS, RESTRICTIONS, CHARGES AND ENCUMBRANCES AND NOT SUBJECT TO ANY ADVERSE CLAIM. THE UNDERSIGNED WILL, UPON REQUEST, EXECUTE AND DELIVER ANY ADDITIONAL DOCUMENTS NEEDED BY THE DEPOSITARY OR THE COMPANY TO BE NECESSARY OR DESIRABLE TO COMPLETE THE SALE, ASSIGNMENT AND TRANSFER OF THE SENIOR NOTES HEREBY TENDERED. THE UNDERSIGNED HEREBY FOREVER WAIVES ALL RIGHTS TO RECEIVE ANY PAYMENTS NOT HERETOFORE PAID WITH RESPECT TO ACCRUED BUT UNPAID INTEREST ON SUCH SENIOR NOTES TENDERED PURSUANT HERETO, WHETHER DUE BEFORE OR AFTER THE DATE HEREOF. SUCH WAIVER SHALL NOT BE DEEMED TO BE EFFECTIVE IF SUCH SECURITIES ARE NOT ACCEPTED FOR EXCHANGE PURSUANT TO THE EXCHANGE OFFER.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Tenders of Senior Notes may be withdrawn, subject to the procedures described in Part A to the Exchange Restructuring Prospectus, at any time before they are accepted for exchange by the Company. The Company shall be deemed to have accepted for exchange, and to have exchanged, all validly tendered Senior Notes in the Exchange Offer if, when and as of the time that the Company gives oral or written notice thereof to the Depositary.

     The undersigned understands that tenders of Senior Notes pursuant to any one of the procedures described under "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus and in the instructions hereto will constitute a binding agreement between the undersigned and the Company in accordance with the terms and subject to the conditions of the Exchange Offer.

     The undersigned recognizes that, under certain circumstances set forth in the Exchange Restructuring Prospectus, the Company may not be required to accept for exchange any of the Senior Notes tendered. Senior Notes not accepted for exchange or withdrawn will be returned to the undersigned at the address set forth above unless otherwise indicated under "SPECIAL DELIVERY INSTRUCTIONS" below.

     Unless otherwise indicated under "SPECIAL ISSUANCE INSTRUCTIONS" or "SPECIAL DELIVERY INSTRUCTIONS" below, the Depositary will deliver the New Common Stock to the undersigned at the address set forth above. The undersigned understands that Noteholders who tender Senior Notes by book entry transfer ("Book-Entry Holders") may request that any Senior Notes not exchanged be returned by crediting the account maintained by DTC or PHILADEP as such Book-Entry Holders may designate by making an appropriate entry under the box entitled "SPECIAL ISSUANCE INSTRUCTIONS" below. The undersigned recognizes that the Company has no obligation pursuant to "SPECIAL ISSUANCE INSTRUCTIONS" to transfer any Senior Notes from the name of the registered holder thereof if the Company does not accept for exchange any of such Senior Notes.

     THE UNDERSIGNED, BY COMPLETING THE BOX ENTITLED "DESCRIPTION OF SENIOR NOTES" ABOVE AND SIGNING THIS LETTER, WILL BE DEEMED TO HAVE TENDERED ALL THEIR SENIOR NOTES, WAIVED CERTAIN RIGHTS AND MADE CERTAIN REPRESENTATIONS, AS DESCRIBED HEREIN AND IN PART A TO THE EXCHANGE RESTRUCTURING PROSPECTUS. IF THE UNDERSIGNED IS NOT THE REGISTERED HOLDER OF THE SENIOR NOTES TENDERED PURSUANT HERETO, THE UNDERSIGNED MUST EITHER HAVE THE SENIOR NOTES REGISTERED IN THE UNDERSIGNED'S NAME OR HAVE THE REGISTERED HOLDER SIGN A VALID PROXY.





                                  IMPORTANT
                               PLEASE SIGN HERE
                AND COMPLETE ACCOMPANYING SUBSTITUTE FORM W-9

                          Signature(s) of Holder(s)





Area Code and Telephone Number: (__)__________



     This Letter of Transmittal must be signed by the Registered Holder(s) of Senior Notes as their name(s) appear(s) on the certificates for the Senior Notes or, if tendered by a participant or participants in one of the Book-Entry Transfer Facilities, exactly as such participant's or participants' name(s) appear(s) on a security position listing as the owners of Senior Notes, or by a person or persons authorized to become a Registered Holder or Registered Holders, by endorsement of any documents transmitted herewith. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, please set forth your full title. See Instruction 3.

Name(s):    __________________________________________________

            __________________________________________________
                             Please Type or Print

Capacity:   __________________________________________________

Address:    __________________________________________________

            __________________________________________________
                             (Including Zip Code)







                             SIGNATURE GUARANTEE
                        (If required by Instruction 3)

Signature(s) Guaranteed by
and Eligible Institution:
                           __________________________________________________
                                       (Authorized Signature)

                           __________________________________________________
                                              (Title)

                           __________________________________________________
                                           (Name of Firm)

Dated:      ____________ ____, 1998

Tax Identification Number:___________________________________________________
                              (Also complete Substitute Form W-9 below)





PAYOR'S NAME:    _________________________________











SUBSTITUTE          PART 1-PLEASE PROVIDE YOUR    TIN: _______________________
  FORM W-9          TAX IDENTIFICATION NUMBER          (Social Security Number
Department of       ("TIN") IN THE BOX AT RIGHT              or Employer
the Treasury        AND CERTIFY BY SIGNING AND          Identification Number)
                    DATING BELOW
                    ............................................................
                    PART 2--FOR PAYEES EXEMPT FROM BACK-UP WITHHOLDING PLEASE
                    WRITE "EXEMPT" HERE
                    (SEE INSTRUCTIONS)__________________________________________
                    ............................................................

Payor's Request    PART 3--CERTIFICATION UNDER PENALTIES OF PERJURY, I CERTIFY
for                THAT (1) The number shown on this form is my correct TIN
Taxpayer           (or I am waiting for a number to be issued to me), and (2)
Identification     I am not subject to back-up withholding because:  (a)  I am
Number and         exempt from back-up withholding, (b) I have not been
Certification      notified by the Internal Revenue Service (the "IRS") that I am subject to back-up withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to back-up withholding.
                   THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR CONSENT
                   TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE
                   CERTIFICATIONS REQUIRED TO AVOID BACK-UP WITHHOLDING.

SIGNATURE:  _____________________       DATE:  ___________________________



You must cross out item (2) of Part 3 above if you have been notified by the IRS that you are currently subject to back-up withholding because of underreporting interest or dividends on your tax return, and you have not been notified by the IRS that you are no longer subject to back-up withholding.








   SPECIAL ISSUANCE INSTRUCTIONS              SPECIAL DELIVERY INSTRUCTIONS
     (See Instructions 4 and 5)                (See Instructions 4 and 5)

To be completed ONLY if                   To be completed ONLY if Certificates
certificates for New Common Stock         for New Common Stock are to be sent
are to be issued in the name of, or       to someone other than the person who
paid to, someone other than the           submits this Letter of Transmittal
person who submits this Letter of         or to an address other than that
Transmittal or issued to an address       shown in the box entitled
different from that shown in the          "DESCRIPTION OF SENIOR NOTES" above
box entitled "DESCRIPTION OF SENIOR       in this Letter of Transmittal.
NOTES" above in this Letter of
Transmittal or if Senior Notes are
to be returned by credit to an
account maintained by DTC or
PHILADEP.

Issue to:                                 Mail to:

Name:____________________________         Name:___________________________
           (Please Print)                             (Please Print)
Address:________________________          Address:________________________

________________________________                  ________________________
          (Include Zip Code)                        (Include Zip Code)

 ____________________________________    ______________________________________
 (Taxpayer Identification or Social        (Taxpayer Identification or Social
          Security Number)                          Security Number)
 (Also Complete Substitute Form W-9)        (Also Complete Substitute Form W-9)



Credit unexchanged Senior Notes
tendered by book-entry transfer to
the:

__ DTC or ___ PHILADEP (check one)
account set forth below:

Account Number:___________________
DTC or PHILADEP





      YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED
                  FOR" IN PART 1 OF THE SUBSTITUTE FORM W-9

            CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I CERTIFY UNDER PENALTY OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND THAT I MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OR SOCIAL SECURITY ADMINISTRATION OFFICE (OR I INTEND TO MAIL OR DELIVER AN APPLICATION IN THE NEAR FUTURE). I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER TO THE PAYOR WITHIN 60 DAYS, THE PAYOR IS REQUIRED TO WITHHOLD 31 PERCENT OF ALL CASH PAYMENTS MADE TO ME THEREAFTER UNTIL I PROVIDE A NUMBER.


 ____________________________________    _____________________________________
               Signature                                 Date


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACK-UP WITHHOLDING OF 31 PERCENT OF ANY CASH PAYMENTS. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.








                                 INSTRUCTIONS

                   FORMING PART OF THE TERMS AND CONDITIONS
                            OF THE EXCHANGE OFFER

          1. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES. Certificates for Senior Notes, or any book-entry transfer into the Depositary's account at DTC or PHILADEP of Senior Notes tendered electronically, as well as a properly completed and duly executed Letter of Transmittal or facsimile thereof with any signature guarantees, and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth herein on or prior to the Expiration Date of the Exchange Offer. THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, CERTIFICATES FOR ANY SENIOR NOTES AND ANY OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING NOTEHOLDER, AND EXCEPT AS OTHERWISE PROVIDED BELOW, THE DELIVERY WILL BE DEEMED MADE WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. INSTEAD OF EFFECTING DELIVERY BY MAIL, IT IS RECOMMENDED THAT TENDERING NOTEHOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IF SENIOR NOTES ARE SENT BY MAIL, THEN REGISTERED MAIL, WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO DOCUMENTS SHOULD BE SENT TO THE COMPANY, THE INFORMATION AGENT, THE TRUSTEE FOR THE SENIOR NOTES OR THE TRANSFER AGENT FOR THE NEW COMMON STOCK.

          If the person signing this Letter of Transmittal is not the registered Noteholder of the Senior Notes tendered hereby, then such person must either have the securities tendered hereby registered in such person's name or obtain from the registered Noteholder and submit to the Depositary a valid proxy.

          All questions as to the validity, form, eligibility (including time of receipt), acceptance, withdrawal and revocation of tendered Senior Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders and withdrawals of Senior Notes that are not in proper form or the acceptance of which would, in the opinion of the Company or counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender, consent or proxy as to particular Senior Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in this Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders and withdrawals of Senior Notes must be cured within such time as the Company shall determine. Neither the Company nor the Depositary shall be under any duty to give notification of defects in such tenders, withdrawals, deliveries or revocations or shall incur any liability for failure to give such notification. Tenders, withdrawals and deliveries of Senior Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Senior Notes received by the Depositary that are not properly tendered or delivered, and as to which the irregularities have not been cured or waived, will be returned by the Depositary to the tendering Noteholder(s), unless otherwise provided in this Letter of Transmittal, as soon as practicable following the Expiration Date.

          None of the Company, the Depositary, the Information Agent or any other person shall be obligated to give notification of defects or irregularities in any tender, or shall incur any liability for failure to give any such notification.

          2. NO PARTIAL TENDERS; WITHDRAWALS. Tenders of Senior Notes will be accepted only for the entire principal amount of the Senior Notes (plus accrued and unpaid interest thereon to _____________, 1998) and the entire principal amount of all Senior Notes delivered to the Depositary will be deemed to have been tendered.

          Tenders of Senior Notes may be withdrawn, subject to the procedures described in Part A to the Exchange Restructuring Prospectus and below, at any time before they are accepted for exchange by the Company. To be effective, a written or facsimile transmission notice of withdrawal of tender must (a) be timely received by the Depositary at one of its addresses specified on the front of this Letter of Transmittal before such Senior Notes are accepted for exchange by the Company, (b) specify the name of the Noteholder of the Senior Notes to be withdrawn, (c) contain a description of the Senior Notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such Senior Notes and the aggregate principal amount represented by such Senior Notes and (d) be signed by such Noteholder in the same manner as the original signature on this Letter of Transmittal (including any required signature guarantees), or be accompanied by documents of transfer sufficient to have the Trustee for the Senior Notes register the transfer of such Senior Notes into the name of the person withdrawing the tender for Senior Notes. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Senior Notes have been tendered (a) by a registered Noteholder who has not completed the boxes on the Letter of Transmittal entitled "SPECIAL ISSUANCE INSTRUCTIONS" or "SPECIAL DELIVERY INSTRUCTIONS" or (b) of the account of an Eligible Institution. If the Senior Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt of a written or facsimile transmission of such notice of withdrawal, even if physical release is not yet effected.

          Any record holder of Senior Notes may submit two or more Letters of Transmittal covering all or a portion of such Senior Notes owned by such Noteholder provided that such Noteholder submits with the Letters of Transmittal a certification satisfactory to the Exchange Agent that such Noteholder holds such Senior Notes as nominee for two or more beneficial owners.

          3. SIGNATURES ON THIS LETTER OF TRANSMITTAL, BOND POWERS, AND ENDORSEMENTS; GUARANTEE OF SIGNATURES. If this Letter of Transmittal is signed by the registered holder(s) of the Senior Notes tendered hereby, the signature must correspond with the name(s) as written on the face of the certificate(s) without alteration or any change whatsoever.

          If any of the Senior Notes tendered hereby are registered in the names of two or more joint owners, all owners must sign this Letter of Transmittal. If any tendered Senior Notes are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal and any other required documents as there are different names in which certificates are registered.

          If tendered Senior Notes are registered in the name of a person other than the person signing this Letter of Transmittal, the tendered Senior Notes must be endorsed or accompanied by appropriate note powers, signed by the registered Noteholder or Noteholders of the Senior Notes transmitted hereby or separate note powers are required, with signatures guaranteed in either case.

          If this Letter of Transmittal or any certificate or note powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and proper evidence, satisfactory to the Company, of their authority so to act must be submitted.

          Endorsements on certificates of Senior Notes or signatures on note powers required by this Instruction 3 must be guaranteed by an Eligible Institution.

          Signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution unless (i) the Senior Notes are tendered by the registered Noteholder(s) which term, for purposes of this Letter of Transmittal, shall include any participant in DTC or PHILADEP whose name appears on a security position listing as the owner of Senior Notes, who has not completed the box entitled "SPECIAL ISSUANCE INSTRUCTIONS" or "SPECIAL DELIVERY INSTRUCTIONS" on this Letter of Transmittal, or (ii) the Senior Notes are being tendered for the account of an Eligible Institution.

          4. SPECIAL INSURANCE AND DELIVERY INSTRUCTIONS. Tendering holders of Senior Notes should indicate, in the applicable box, the name and address to which the certificates representing shares of New Common Stock are to be issued or sent, if different from the name and address of the person submitting this Letter of Transmittal. In the case of issuance in a different name, the tax identification number of the person named must also be indicated and a Substitute Form W-9 for such recipient must be completed. See Instruction 5. If no such instructions are given, such Senior Notes not exchanged will be returned to the name and address of the person signing this Letter of Transmittal or, at the Company's option, by crediting the account at DTC or PHILADEP designated above in the box entitled "SPECIAL ISSUANCE INSTRUCTIONS."

          5. TAXPAYER IDENTIFICATION NUMBER AND BACK-UP WITHHOLDING. Federal income tax taw generally requires that each Noteholder must provide the Depositary (as "Payor") with such Noteholder's correct Taxpayer Identification Number ("TIN"), which, in the case of a Noteholder who is an individual, is such Noteholder's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such Noteholder may be subject to a $50 penalty imposed by the Internal Revenue Service and back-up withholding in an amount equal to 31% of the gross proceeds of any cash payments received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

          To prevent back-up withholding, each surrendering Noteholder must provide such Noteholder's correct TIN by completing the "Substitute Form W-9" set forth herein, certifying that the TIN provided is correct (or that such Noteholder is awaiting a TIN) and that (i) the Noteholder is exempt from back-up withholding, (ii) the Noteholder has not been notified by the Internal Revenue Service that such Noteholder is subject to back-up withholding as a result of a failure to report all interest or dividends, or
(iii) the Internal Revenue Service has notified the Noteholder that such Noteholder is no longer subject to back-up withholding.

          If the Noteholder does not have a TIN, such Noteholder should consult the enclosed guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for instructions on applying for a TIN, write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth herein. If the Noteholder does not provide such Noteholder's TIN to the Payor within 60 days, back-up withholding will begin and continue until such Noteholder furnishes such Noteholder's TIN to the Depositary. Note: Writing "Applied For" on the form means that the Noteholder has already applied for a TIN or that such Noteholder intends to apply for one in the near future.

          If certificates representing shares of New Common Stock are to be held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

          Exempt Noteholders (including, among others, all corporations and certain foreign individuals) are not subject to these back-up withholding and reporting requirements. To prevent possible erroneous back-up withholding, an exempt Noteholder should write "Exempt" in Part 2 of Substitute Form W-9. See the W-9 Guidelines for additional instructions. In order for a nonresident alien or foreign entity to qualify as exempt, such person must submit a completed Form W-8, "Certificate of Foreign Status," signed under penalty of perjury, attesting to such exempt status. Such form may be obtained from the Payor.

          6. TRANSFER TAXES. The Company will pay all transfer taxes applicable to the exchange of the Senior Notes pursuant to the Exchange Offer, except in the case of deliveries of New Common Stock that are to be made to persons other than the registered Noteholder.

          Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the certificates listed in this Letter of Transmittal.

          7. WAIVER OF CONDITIONS. The Company (or the Depositary, if delegated such authority) reserves the right to waive any irregularities or defects in the surrender of any of the Senior Notes, any irregularities or defects in this Letter of Transmittal or any other condition set forth herein. Neither the Company nor the Depositary is under any duty to give notification of any defects in any Letter of Transmittal, defects in other required documents or failure to comply with any other conditions set forth herein and shall not incur any liability for failure to give such notification. Any and all Letters of Transmittal and any other required documents not in proper form are subject to rejection.

          8. MUTILATED, LOST, STOLEN OR DESTROYED SENIOR NOTES. Any Noteholder whose Senior Notes have been mutilated, lost, stolen or destroyed should contact the Trustee for the Senior Notes at the address indicated below: [______________]
       [______________]

          9. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions relating to the procedure for tendering, as well as requests for additional copies of the Exchange Restructuring Prospectus and this Letter of Transmittal, may be directed to the Information Agent.

          10. INADEQUATE SPACE. If the space provided herein is inadequate, the Senior Note Certificate number(s) and/or the number of shares of Senior Notes should be listed on a separate signed schedule attached hereto.

          11. CORRECTION OR CHANGE IN NAME. For a correction of names or for a change in names which in either case does not involve a change of ownership, proceed as follows: (i) for a change in name, by marriage, etc., the surrendered certificate(s) should be endorsed, e.g., "Mary Doe, now by marriage Mrs. Mary Jones," with the signature guaranteed (see Instruction 3); and (ii) for a correction in name, the surrendered certificate(s) should be endorsed, e.g., "James E. Brown, incorrectly inscribed as J.E. Brown," with the signature guaranteed (see Instruction 3).

          12. DIVIDENDS ON NEW COMMON STOCK. A holder whose Senior Notes are not surrendered will not receive payment of dividends, if any, paid on New Common Stock. Upon surrender, however, any dividends payable on New Common Stock to holders of New Common Stock in respect of a record date after the date of consummation of the Restructuring will be paid, without interest, to the person in whose name the certificates representing shares of New Common Stock are registered or as otherwise directed by that person. Under Federal income tax law, such dividends that are being held pending an exchange of Senior Notes will be reported to the Internal Revenue Service in the name of the record holder of the unsurrendered Senior Notes for the calendar year in which such dividends are paid.

          13. MISCELLANEOUS. The terms and conditions of the Exchange Offer are incorporated herein by reference in their entirety and are deemed to form a part of the terms and conditions of this Letter of Transmittal.

            Attachment II to Exchange Restructuring Prospectus

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
------------------------------

IN RE                              CHAPTER 11 CASE
                                   NO. 98-
SALANT CORPORATION,

          DEBTOR.
                                   TAX ID
1114 AVENUE OF THE AMERICAS        NO.
NEW YORK, NY 10036                    -------------
------------------------------


        BALLOT FOR ACCEPTING OR REJECTING PLAN OF REORGANIZATION OF
         SALANT CORPORATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                       BALLOT FOR VOTING SENIOR NOTES
                       (CLASS 3: SENIOR NOTE CLAIMS)

If you are a beneficial owner of 10-1/2% Senior Secured Notes due December 31, 1998 (the "Senior Notes") issued by Salant Corporation ("Salant"), please use this Ballot to cast your vote to accept or reject the Chapter 11 Plan of Reorganization (the "Prepackaged Plan") which is being proposed by Salant. The Prepackaged Plan is Appendix I to the Disclosure Statement, dated ____________, 1998 (the "Disclosure Statement"), which accompanies this Ballot. The Prepackaged Plan can be confirmed by the Bankruptcy Court and thereby made binding upon you if it is accepted by the holders of two-thirds in amount and more than one-half in number of claims in each class that vote on the Prepackaged Plan, and by the holders of two-thirds in amount of equity security interests in each class that vote on the Prepackaged Plan, and if it otherwise satisfies the requirements of section 1129(a) of the
Bankruptcy  Code.  If  the  requisite   acceptances  are  not  obtained,   the
Bankruptcy Court may nonetheless confirm the Prepackaged Plan if it finds that the Prepackaged Plan provides fair and equitable treatment to, and does not discriminate unfairly against, the class or classes voting not to accept the Prepackaged Plan, and otherwise satisfies the requirements of section 1129(b) of the Bankruptcy Code.

All capitalized terms used herein (unless otherwise defined) shall have the meanings set forth in the Disclosure Statement.
-------------------------------------------------------------------------------

                                 IMPORTANT

VOTING DEADLINE: __:__ P.M. NEW YORK CITY TIME ON _______ __, 1998.

REVIEW THE ACCOMPANYING DISCLOSURE STATEMENT FOR THE PREPACKAGED PLAN.

BALLOTS WILL NOT BE ACCEPTED BY FACSIMILE TRANSMISSION.

DO NOT RETURN ANY SECURITIES WITH THIS BALLOT. This Ballot is not a letter of transmittal and may not be used for any purpose other than to cast votes to accept or reject the Prepackaged Plan.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                HOW TO VOTE

1. COMPLETE ITEM 1 (if not already filled out by your nominee) AND ITEM 2 AND COMPLETE ITEM 3 (if applicable).

2. REVIEW THE CERTIFICATIONS CONTAINED IN ITEM 4.

3. SIGN  THE  BALLOT   (unless   your  Ballot  has  already   been  signed  or
   "prevalidated" by your nominee).

4. RETURN THE BALLOT IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE (if the enclosed envelope is addressed to your nominee, make sure your nominee receives your Ballot in time to submit it before the voting deadline).

5. YOU WILL RECEIVE A SEPARATE BALLOT FOR EACH SALANT SECURITY YOU OWN WHICH IS ENTITLED TO BE VOTED UNDER THE PREPACKAGED PLAN.

6. YOU MUST VOTE ALL SENIOR NOTES EITHER TO ACCEPT OR TO REJECT THE PREPACKAGED PLAN AND MAY NOT SPLIT YOUR VOTE.
-------------------------------------------------------------------------------

ITEM 1. PRINCIPAL AMOUNT OF SENIOR NOTES VOTED. The undersigned certifies that as of ______ __, 1998, the undersigned was either the beneficial owner, or the nominee of a beneficial owner, of Senior Notes in the following aggregate unpaid principal amount (insert amount in the box below). If your Senior Notes are held by a nominee on your behalf and you do not know the amount, please contact your nominee immediately.

          --------------------------------------------------------
          $
          --------------------------------------------------------

ITEM 2. VOTE. The beneficial owner of the Senior Notes identified in Item 1 votes as follows (check one box only--if you do not check a box your vote will not be counted):

        [ ] to ACCEPT the Prepackaged Plan. [ ] to REJECT the Prepackaged Plan.

ITEM 3. IDENTIFY ALL OTHER SENIOR NOTES VOTED. By returning this Ballot, the beneficial owner of the Senior Notes identified in Item 1 certifies that this Ballot is the only Ballot submitted for the Senior Notes owned by such beneficial owner, except for the Senior Notes identified in the following table, and (b) all Ballots for Senior Notes submitted by the beneficial owner indicate the same vote to accept or reject the Prepackaged Plan that the beneficial owner has indicated in Item 2 of this Ballot (please use additional sheets of paper if necessary):

                             OTHER SENIOR NOTES

          ---------------------------------------------------------------------
                                       NAME OF            PRINCIPAL AMOUNT
                                  REGISTERED HOLDER        OF OTHER SENIOR
           ACCOUNT NUMBER            OR NOMINEE              NOTES VOTED
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------

                                                          $
          ---------------------------------------------------------------------
                                                          $
          ---------------------------------------------------------------------

ITEM 4. AUTHORIZATION. By returning this Ballot, the beneficial owner of the Senior Notes identified in Item 1 certifies that it (a) has full power and authority to vote to accept or reject the Prepackaged Plan with respect to the Senior Notes listed in Item 1, (b) was the beneficial owner of the Senior Notes described in
          Item 1 on ______ __, 1998, and (c) has received a copy of the Disclosure Statement (including the exhibits thereto) and understands that the solicitation of votes for the Prepackaged Plan is subject to all the terms and conditions set forth in the Disclosure Statement.

                            Name:
                                  ---------------------------------------------
                                              (Print or Type)
                            Social Security or Federal Tax I.D. No.:
                                                                    -----------
                                                                    (Optional)
                            Signature:
                                       ----------------------------------------
                            By:
                                -----------------------------------------------
                                             (If Appropriate)

                            Title:
                                   --------------------------------------------
                                             (If Appropriate)
                            Street Address:
                                            -----------------------------------
                            City, State, Zip Code:
                                                   ----------------------------
                            Telephone Number: (    )
                                              ---------------------------------
                            Date Completed:
                                            -----------------------------------

No fees, commissions, or other remuneration will be payable to any broker, dealer, or other person for soliciting votes on the Prepackaged Plan. This Ballot shall not constitute or be deemed a proof of claim or equity interest or an assertion of a claim or equity interest.

------------------------------------------------------------------------------
 YOUR VOTE MUST BE FORWARDED IN AMPLE TIME FOR YOUR VOTE TO BE RECEIVED BY THE VOTING AGENT, [NAME OF VOTING AGENT], BY __:__ P.M., NEW YORK CITY TIME, ON ______ __, 1998, OR YOUR VOTE WILL NOT BE COUNTED.
------------------------------------------------------------------------------

IF YOU HAVE ANY QUESTIONS REGARDING THIS BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED A BALLOT OR ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT OR OTHER ENCLOSED MATERIALS, PLEASE CALL THE VOTING AGENT, [NAME OF VOTING AGENT] AT (___) ___-____.

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

-----------------------------
IN RE
                                CHAPTER 11 CASE
                                NO. 98-
SALANT CORPORATION,

                DEBTOR.
                                TAX ID
1114 AVENUE OF THE AMERICAS     NO. __________
NEW YORK, NY  10036

-----------------------------


             MASTER BALLOT FOR ACCEPTING OR REJECTING
           PLAN OF REORGANIZATION OF SALANT CORPORATION
              UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

               MASTER BALLOT FOR VOTING SENIOR NOTES
                   (CLASS 3: SENIOR NOTE CLAIMS)

-------------------------------------------------------------------
THE VOTING DEADLINE BY WHICH YOUR MASTER BALLOT MUST BE RECEIVED BY THE VOTING AGENT IS __:__ P.M. NEW YORK CITY TIME ON
                    , 1998 OR THE VOTES REPRESENTED BY YOUR BALLOT WILL NOT BE COUNTED
-------------------------------------------------------------------

This Master Ballot is to be used by you, as a broker, bank, or other nominee (or as their proxy holder or agent) (each of the foregoing, a "Nominee"), for beneficial owners of 10-1/2% Senior Secured Notes due December 31, 1998 (the "Senior Notes") issued by Salant Corporation ("Salant"), to transmit the votes of such holders in respect of their Senior Notes to accept or reject the Chapter 11 Plan of Reorganization of Salant (the "Prepackaged
Plan") described in, and attached as Appendix I to, the Disclosure Statement, dated ____________, 1998 (the "Disclosure Statement") provided to you. Before you transmit such votes, please review the Disclosure Statement carefully, including the Voting and Confirmation of the Prepackaged Plan in Section XXV of the Disclosure Statement. THIS MASTER BALLOT RELATES ONLY TO VOTES CAST ON SENIOR NOTE BALLOTS.

The Prepackaged Plan can be confirmed by the Bankruptcy Court and thereby made binding upon you if it is accepted by the holders of two-thirds in amount and more than one-half in number of claims in each class that vote on the Prepackaged Plan, and by the holders of two-thirds in amount of equity security interests in each class that vote on the Prepackaged Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code. If the requisite acceptances are not obtained, the Bankruptcy Court may nonetheless confirm the Prepackaged Plan if it finds that the Prepackaged Plan provides fair and equitable treatment to, and does not discriminate unfairly against, the class or classes voting not to accept the Prepackaged Plan, and otherwise satisfies the requirements of section 1129(b) of the Bankruptcy Code.

All capitalized terms used herein (unless otherwise defined) shall have the meaning set forth in the Disclosure Statement).

PLEASE READ AND FOLLOW THE ATTACHED INSTRUCTIONS CAREFULLY. COMPLETE, SIGN, AND DATE THIS MASTER BALLOT, AND RETURN IT SO
THAT IT IS RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE OF __:__ P.M., NEW YORK CITY TIME, ON _________, 1998. IF THIS MASTER BALLOT IS NOT COMPLETED, SIGNED, AND TIMELY RECEIVED, THE VOTES TRANSMITTED BY THIS MASTER BALLOT WILL NOT BE COUNTED.

ITEM 1. CERTIFICATION   OF  AUTHORITY  TO  VOTE.  The   undersigned
        certifies that as of the [______, 1998] record date, the undersigned (please check the applicable box):

|_| Is a broker, bank, or other nominee, for the beneficial owners of the aggregate principal amount of Senior Notes listed in Item 2 below, and is the registered holder of such securities, or

|_| Is acting under a power of attorney and/or agency (a copy of which will be provided upon request) granted by a broker, bank, or other nominee that is the registered holder of the aggregate principal amount of Senior Notes listed in Item 2 below, or

|_| Has been granted a proxy (an original of which is attached hereto) from a broker, bank, or other nominee that is the registered holder of the aggregate principal amount of Senior Notes listed in Item 2 below, and accordingly, has full power and authority to vote to accept or reject the Prepackaged Plan on behalf of the beneficial owners of the Senior Notes described in Item 2 below.

ITEM 2. CLASS 3 (SENIOR NOTE CLAIMS) VOTE. The undersigned transmits the following votes of beneficial owners in respect of their Senior Notes, and certifies that the following beneficial owners of Senior Notes, as identified by their respective customer account numbers set forth below, are beneficial owners of such securities as of the [________, 1998] record date and have delivered to the undersigned, as Nominee, Ballots casting such votes. (Indicate in the appropriate column the aggregate principal amount voted for each account, or attach such information to this Master Ballot in the form of the following table. Please note: Each beneficial owner must vote all his, her, or its Class 3 Senior Note claims either to accept or reject the Prepackaged Plan, and may not split such vote.)


---------------------------------------------------------------------
    YOUR CUSTOMER     PRINCIPAL AMOUNT OF       PRINCIPAL AMOUNT OF
 ACCOUNT NUMBER FOR    SENIOR NOTES VOTED        SENIOR NOTES VOTED
   EACH BENEFICIAL       TO ACCEPT THE             TO REJECT THE
OWNER OF SENIOR NOTES   PREPACKAGED PLAN          PREPACKAGED PLAN
---------------------------------------------------------------------
---------------------------------------------------------------------
1.                     $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
2.                     $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
3.                     $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
4.                     $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
5.                     $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
6.                     $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
7.                     $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
8.                     $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
9.                     $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
10.                    $                   OR   $
---------------------------------------------------------------------
---------------------------------------------------------------------
      TOTALS:          $                        $
---------------------------------------------------------------------


ITEM 3. CERTIFICATION AS TO TRANSCRIPTION OF INFORMATION FROM ITEM 3 AS TO OTHER SENIOR NOTES VOTED BY BENEFICIAL OWNERS. The undersigned certifies that the undersigned has transcribed in the following table, the information, if any, provided by beneficial owners in Item 3 of the Senior Note Ballots, identifying any other Senior Notes for which such beneficial owners have submitted other Ballots.


--------------------------------------------------------------

                                        SENIOR NOTES
                                ------------------------------
                                ------------------------------

                                            NAME OF      PRINCIPAL
         YOUR CUSTOMER                     REGISTERED     AMOUNT
        ACCOUNT NUMBER         ACCOUNT     HOLDER OR     OF OTHER
           FOR EACH             NUMBER      NOMINEE       SENIOR
       BENEFICIAL OWNER                                 NOTES VOTED
         WHO COMPLETED
         ITEM 3 OF THE        (TRANSCRIBE (TRANSCRIBE   (TRANSCRIBE
          SENIOR NOTE           ITEM 3       FROM          FROM
            BALLOT                OF        ITEM 3        ITEM 3
                                SENIOR     OF SENIOR      OF SENIOR
                                 NOTE        NOTE           NOTE
                                BALLOT)      BALLOT)      BALLOT)
---------------------------------------------------------------------
---------------------------------------------------------------------
1.                             $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
2.                             $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
3.                             $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
4.                             $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
5.                             $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
6.                             $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
7.                             $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
8.                             $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
9.                             $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
10.                            $                        $
---------------------------------------------------------------------
---------------------------------------------------------------------
      TOTALS:                  $                        $
---------------------------------------------------------------------


ITEM 4. CERTIFICATION. By signing this Master Ballot, the undersigned certifies that each beneficial owner of Senior Notes listed in Item 2, above, has been provided with a copy of the Disclosure Statement, including the exhibits thereto, and acknowledges that the solicitation of votes is subject to all the terms and conditions set forth in the Disclosure Statement.

                     Name of Broker, Bank, or Other Nominee:

                     __________________________________________________________
                                          (Print or Type)

                     Name of Proxy Holder or Agent for Broker,
                     Bank, or Other Nominee (if applicable):

                     __________________________________________________________
                                          (Print or Type)

                     Social Security or Federal Tax I.D. No.:__________________
                                                              (If Applicable)

                     Signature:________________________________________________
                                          (If Applicable)

                     By:_______________________________________________________
                                          (If Appropriate)

                     Title:____________________________________________________
                                          (If Appropriate)

                     Street Address:___________________________________________

                     City, State, Zip Code:____________________________________

                     Telephone Number: (     )_________________________________

                     Date Completed:___________________________________________

     -------------------------------------------------------------------
     THIS MASTER BALLOT MUST BE RECEIVED BY THE VOTING AGENT, [NAME OF VOTING AGENT,] BEFORE __:__ P.M., NEW YORK CITY TIME, ON
     ________,  1998,  OR  THE  VOTES  TRANSMITTED  HEREBY  WILL  NOT BE
     COUNTED.
     -------------------------------------------------------------------

     PLEASE NOTE: THE VOTING AGENT WILL NOT ACCEPT BALLOTS OR MASTER BALLOTS BY FACSIMILE TRANSMISSION.
     -------------------------------------------------------------------


     -------------------------------------------------------------------
     IF YOU HAVE ANY QUESTIONS REGARDING THIS MASTER BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED ADDITIONAL COPIES OF THE MASTER BALLOT, BALLOTS, DISCLOSURE STATEMENT, OR OTHER RELATED MATERIALS, PLEASE CALL THE VOTING AGENT, [NAME OF VOTING AGENT], AT (___) ___-____.
     -------------------------------------------------------------------


                 INSTRUCTIONS FOR COMPLETING THE MASTER BALLOT

VOTING DEADLINE/VOTING AGENT:

      The Voting Deadline is __:__ p.m., New York City Time, on ____________, 1998, unless extended by Salant. To have the vote of your customers count, you must complete, sign, and return this Master Ballot so that it is received by the Voting Agent: [Name of Voting Agent / Address of Voting Agent ((___) ___-____)], before the Voting Deadline.

HOW TO VOTE:

      IF YOU ARE BOTH THE REGISTERED OWNER AND BENEFICIAL OWNER OF ANY PRINCIPAL AMOUNT OF SENIOR NOTES AND YOU WISH TO VOTE SUCH SENIOR NOTES: You may complete, execute, and return to the Voting Agent either a Senior Note Ballot or a Senior Note Master Ballot.

      IF YOU ARE TRANSMITTING THE VOTES OF ANY BENEFICIAL OWNERS OF SENIOR NOTES OTHER THAN YOURSELF, YOU MAY EITHER:

      1. Complete and execute the Senior Note Ballot (other than Items 2 and 3) and deliver to the beneficial owner such "prevalidated" Senior Note Ballot, along with the Disclosure Statement and other materials requested to be forwarded. The beneficial owner should complete Items 2 and 3 of that Ballot and return the completed Ballot to the Voting Agent so as to be received before the Voting Deadline;

                                OR

      2.   For any Senior Note Ballots you do not "prevalidate":

           Deliver the Senior Note Ballot to the beneficial owner, along with the Disclosure Statement and other materials requested to be forwarded, and take the necessary actions to enable such beneficial owner to (i) complete and execute such Ballot voting to accept or reject the Prepackaged Plan, and (ii) return the complete, executed Ballot to you in sufficient time to enable you to complete the Master Ballot and deliver it to the Voting Agent before the Voting Deadline; and

           With respect to all Senior Note Ballots returned to you, you must properly complete the Master Ballot, as follows:

           a.   Check the  appropriate  box in Item 1 on the Master
                Ballot;

           b. Indicate the votes to accept or reject the Prepackaged Plan in Item 2 of this Master Ballot, as transmitted to you by the beneficial owners of Senior Notes. To identify such beneficial owners without disclosing their names, please use the customer account number assigned by you to each such beneficial owner, or if no such customer account number exists, please assign a number to each account (making sure to retain a separate list of each beneficial owner and the assigned number). IMPORTANT: BENEFICIAL OWNERS MAY NOT SPLIT THEIR VOTES. EACH BENEFICIAL OWNER MUST VOTE ALL HIS, HER, OR ITS SENIOR NOTES EITHER TO ACCEPT OR REJECT THE PREPACKAGED PLAN. IF ANY BENEFICIAL OWNER HAS ATTEMPTED TO SPLIT SUCH VOTE, PLEASE CONTACT THE VOTING AGENT IMMEDIATELY. Any Ballot or Master Ballot which is validly executed but which does not indicate acceptance or rejection of the Prepackaged Plan by the indicated beneficial owner will not be counted as to such beneficial owner;

           c. Please note that Item 3 of this Master Ballot requests that you transcribe the information provided by each beneficial owner from Item 3 of each completed Senior Note Ballot relating to other Senior Notes voted;

           d.   Review  the  certification  in Item 4 of the Master
                Ballot;

           e. Sign and date the Master Ballot, and provide the remaining information requested;

           f. If additional space is required to respond to any item on the Master Ballot, please use additional sheets of paper clearly marked to indicate the applicable Item of the Master Ballot to which you are responding;

           g. Contact the Voting Agent to arrange for delivery of the completed Master Ballot to its offices; and

           h. Deliver the completed, executed Master Ballot so as to be received by the Voting Agent before the Voting Deadline. For each completed, executed Senior Note Ballot returned to you by a beneficial owner, either forward such Ballot (along with your Master Ballot) to the Voting Agent or retain such Senior Note Ballot in your files for one year from the Voting Deadline.

PLEASE NOTE:

      THIS MASTER BALLOT IS NOT A LETTER OF TRANSMITTAL AND MAY NOT BE USED FOR ANY PURPOSE OTHER THAN TO CAST VOTES TO ACCEPT OR REJECT THE PREPACKAGED PLAN. Holders should not surrender, at this time, certificates representing their securities. Neither Salant nor the Voting Agent will accept delivery of any such certificates surrendered together with this Master Ballot. Surrender of securities for exchange pursuant to the Prepackaged Plan may only be made by you, and will only be accepted pursuant to a letter of transmittal which will be furnished to you by Salant following confirmation of the Prepackaged Plan by the United States Bankruptcy Court.

      No Ballot or Master Ballot shall constitute or be deemed a proof of claim or equity interest or an assertion of a claim or equity interest.

      No fees or commissions or other remuneration will be payable to any broker, dealer, or other person for soliciting votes on the Prepackaged Plan. We will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the Ballots and other enclosed materials to the beneficial owners of Senior Notes held by you as a nominee or in a fiduciary capacity. We will also pay all transfer taxes, if any, applicable to the transfer and exchange of your securities pursuant to and following confirmation of the Prepackaged Plan.

-------------------------------------------------------------------
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF SALANT OR THE VOTING AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PREPACKAGED PLAN, EXCEPT FOR THE STATEMENTS CONTAINED IN THE ENCLOSED DOCUMENTS.
-------------------------------------------------------------------



-------------------------------------------------------------------
IF YOU HAVE ANY QUESTIONS REGARDING THIS MASTER BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED ADDITIONAL COPIES OF THE MASTER BALLOT, BALLOTS, DISCLOSURE STATEMENT, OR OTHER RELATED MATERIALS, PLEASE CALL THE VOTING AGENT, [NAME OF VOTING AGENT], AT (___) ___-____.
-------------------------------------------------------------------

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") provides for, among other things:

          (a) permissive indemnification for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to litigation other than stockholder derivative actions if certain conditions are met;

          (b) permissive indemnification for expenses (including attorneys' fees) actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to stockholder derivative actions if certain conditions are met;

          (c) mandatory indemnification for expenses (including attorneys' fees) actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are successful on the merits or otherwise in defense of litigation covered by (a) and (b) above; and

          (d) that the indemnification provided for by Section 145 is not deemed exclusive of any other rights which may be provided under any by-law, agreement, stockholder or disinterested director vote, or otherwise.

     Section 1 of Article VI of the Company's By-Laws provides that the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 2 of Article VI of the Company's By-Laws provides that the Company shall indemnify any person or officer who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, provided that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 3 of Article VI of the Company's By-Laws provides that, to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 5 of Article VI of the Company's By-Laws provides that, expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the Company as authorized in Article VI.

     Section 6 of Article VI of the Company's By-Laws provides that, the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     Section 9 of Article VI of the Company's By-Laws provides that, the indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The Company has entered into employment agreements with Messrs. Politzer, Franzel and Kahn which provide for, among other things, indemnification of such officers by the Company on substantially the same terms and conditions as described above. The Company may from time to time enter into agreements with additional individuals who become officers or directors which provide indemnifications to such officers and directors.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

     The exhibits to this registration statement incorporated herein by reference are listed in the Exhibit Index attached hereto.

     The following exhibits are filed as part of this Registration
Statement:

       Exhibit No.         Exhibit
       -----------         -------

       5.1 Opinion of Fried, Frank, Harris, Shriver & Jacobson to be filed.

       9.1 Form of Voting Agreement between Apollo Apparel Partners, L.P. and Salant Corporation.

       10.42 Letter Agreement, dated March 2, 1998, by and among Salant Corporation, Magten Asset Management Corp., as agent on behalf of certain of its accounts, and Apollo Apparel Partners, L.P.

       10.43 Twelfth Amendment and Forbearance Agreement to Credit Agreement, dated as of March 2, 1998, by and between Salant Corporation and the CIT
                           Group/Commercial Services, Inc.

       10.50               Form of Salant Corporation 1998 Stock Award and
                           Incentive Plan.

       10.51               Form of Registration Rights Agreement.

       10.52               Form of Warrant Agreement.

       21                  List of Subsidiaries of the Company.


     (b) Financial Statement Schedules.

     The information required of the Company is incorporated herein at pages F-1 to F-22.

     (c) Fairness Opinion.

     A copy of the E&Y Fairness Opinion is attached to the Proxy
Statement/Prospectus as Annex I.

ITEM 22. UNDERTAKINGS

     (a)(1) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                 SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THIS 22ND DAY OF APRIL, 1998.

                                          SALANT CORPORATION

                                          By:/s/ Jerald S. Politzer
                                             ----------------------------------
                                                     JERALD S. POLITZER
                                                     CHAIRMAN OF THE
                                                    BOARD OF DIRECTORS
                                                    AND CHIEF EXECUTIVE
                                                          OFFICER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



              SIGNATURE                   TITLE                        DATE

/s/ Jerald S. Politzer
---------------------------    Chairman of the Board of          April 22, 1998
    Jerald S. Politzer         Directors and Chief Executive
                               Officer


/s/ Philip A. Franzel          Executive Vice President and      April 22, 1998
---------------------------    Chief Financial Officer
Philip A. Franzel


/s/ Harold Leppo
---------------------------    Director                          April 22, 1998
      Harold Leppo


/s/ Edward M. Yorke            Director                          April 22, 1998
---------------------------
    Edward M. Yorke


/s/ Bruce F. Roberts           Director                          April 22, 1998
---------------------------
    Bruce F. Roberts


/s/ Marvin Schiller            Director                          April 22, 1998
---------------------------
    Marvin Schiller


/s/ Robert H. Falk             Director                          April 22, 1998
---------------------------
    Robert H. Falk


/s/ Robert Katz                Director                          April 22, 1998
---------------------------
    Robert Katz


/s/ John S. Rodger             Director                          April 22, 1998
---------------------------
    John S. Rodgers

                       INDEPENDENT AUDITORS' CONSENT



We consent to the use in this Registration Statement of Salant Corporation on Form S-4 of our report dated March 6, 1998, April 8, 1998 as to Notes 1 and 9, (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.



/s/ Deloitte & Touche LLP
New York, New York
April 22, 1998

                     [LETTERHEAD OF ERNST & YOUNG LLP]





                                                       April 22, 1998

Salant Corporation
1114 Avenue of the Americas
New York, New York  10036

Attention:  Mr. Todd Kahn

Dear Mr. Kahn:

We hereby consent to the inclusion of our opinion dated April 21, 1998 to the Board of the Directors of Salant Corporation (the "Company") as an annex and/or exhibit to the Company's Registration Statement on Form S-4 (the "Proxy Statement/Prospectus") to be filed by April 23, 1998 with the Securities and Exchange Commission in connection with the Restructuring (as defined in the Proxy Statement Prospectus) and references made to our firm and such opinion in the Proxy Statement/Prospectus. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the SEC thereunder.


                                        Very truly yours,

                                        /s/ Jeffrey R. Greene
                                        ----------------------------

                              SALANT CORPORATION
                          EXHIBIT INDEX TO FORM S-4

                                                 Incorporation
Number    Description                            By Reference To
------    -----------                            ---------------


2.1       Third Amended Disclosure               Exhibit 1 to
          Statement of Salant                    Form 8-A dated
          Corporation, and Denton                July 28, 1993.
          Mills, Inc., dated
          May 12,1993.

2.2       Third Amended Joint                    Included as
          Chapter 11 Plan of                     Exhibit D-1
          Reorganization of                      to Exhibit 1
          Salant Corporation                     to Form 8-A
          and Denton Mills, Inc.                 dated July 28, 1993.

3.1       Form of Amended and                    Included as Exhibit
          Restated Certificate of                D-1 to Exhibit 2
          Incorporation of Salant                to Form 8-A dated
          Corporation.                           July 28, 1993.

3.2       Form of Bylaws, as amended, of
          Salant Corporation, effective
          September 21, 1994.

4.1       Rights Agreement dated as of           Exhibit 1 to Current Report
          December 8, 1987 between Salant        on Form 8-K dated December 8,
          Corporation and The Chase              1987.
          Manhattan Bank, N.A.,
          as Rights Agent.  The Rights
          Agreement includes as Exhibit B the
          form of Right Certificate.

4.2       Form of First Amendment                Exhibit 3 to
          to the Rights Agreement                Amendment No. 1 to
          between Salant Corporation             Form 8-A dated
          and Mellon Securities.                 July 29, 1993.

4.3       Indenture, dated as of                 Exhibit 10.34 to
          September 20, 1993, between Salant     Quarterly Report
          Corporation and Bankers                on Form 10-Q for
          Trust Company, as trustee,             the quarter ended
          for the 10-1/2% Senior                 October 2, 1993.
          Secured Notes due
          December 31, 1998.

5.1       Opinion of Fried, Frank,
          Harris, Shriver & Jacobson
          to be filed.

9.1       Form of Voting Agreement
          between Apollo Apparel
          Partners, L.P. and Salant
          Corporation.

10.1      Revolving Credit,                      Exhibit 10.33 to
          Factoring and Security                 Quarterly Report
          Agreement dated September 29, 1993,    on Form 10-Q for
          between Salant Corporation             the quarter ended
          and The CIT Group/Commercial           October 2, 1993.
          Services, Inc.

10.2      Salant Corporation 1987 Stock Plan.    Exhibit 19.2 to Annual Report
                                                 on Form 10-K for fiscal year
                                                 1987.

10.3      Salant Corporation 1987 Stock Plan     Exhibit 10.12 to Form S-2
          Agreement, dated as of June 13,        Registration Statement filed
          1988, between Nicholas P. DiPaolo      June 17, 1988.
          and Salant Corporation.

10.4      Salant Corporation 1988 Stock Plan.    Exhibit 19.3 to Annual Report
                                                 on Form 10-K for fiscal year
                                                 1988.

10.5      First Amendment, effective             Exhibit 19.1 to Quarterly
          as of July 25, 1989, to the Salanton   Report Form 10-Q for the
          Corporation 1988 Stock Plan.           quarter ended September 30,
                                                 1989.

10.6      Form of Salant Corporation 1988        Exhibit 19.7 to Annual Report
          Stock Plan Employee Agreement.         on Form 10-K for fiscal year
                                                 1988.

10.7      Form of Salant Corporation             Exhibit 19.8 to
          1988 Stock Plan Director               Annual Report on
          Agreement.                             Form 10-K for fiscal
                                                 year 1988.

10.8      License Agreement, dated               Exhibit 19.1 to Annual Report
          January 1, 1991, by and between        on Form 10-K for fiscal year
          Perry Ellis International Inc.         1992.
          and Salant Corporation regarding
          men's sportswear.

10.9      License Agreement, dated               Exhibit 19.2 to Annual Report
          January 1, 1991, by and between        on Form 10-K for
          Perry Ellis International Inc.         fiscal year 1992.
          and Salant Corporation regarding
          men's dress shirts.

10.10     Employment Agreement, dated            Exhibit 10.36 to
          as of September 20, 1993, between      Quarterly Report on
          Nicholas P. DiPaolo and                Form 10-Q for the
          Salant Corporation. *                  quarter ended October 2, 1993.

10.11     Employment Agreement, dated            Exhibit 10.38 to
          as of July 30, 1993, between           Quarterly Report on
          Richard P. Randall and                 Form 10-Q for the
          Salant Corporation. *                  quarter ended October 2, 1993.

10.12     Agreement, dated as of                 Exhibit 10.33 to Annual Report
          September 22, 1993, between Nicholas   on Form 10-K for Fiscal Year
          P. DiPaolo and Salant Corporation. *   1993.

10.13     Forms of Salant Corporation 1993       Exhibit 10.34 to Annual
          Stock Plan Directors' Option           Report on Form
          Agreement. *                           10-K for Fiscal Year 1993.

10.14     Letter Agreement, dated as of          Exhibit 10.45 to
          August 24, 1994, amending the          Quarterly Report on
          Revolving Credit, Factoring and        Form 10-Q for the
          Security Agreement, dated              quarter ended October 1, 1994.
          September 20, 1993,
          between The CIT Group/Commercial
          Services, Inc. and Salant Corporation.

10.15     Letter Agreement, dated                Exhibit 10.47 to
          October 25, 1994, amending the         Quarterly Report on
          Employment Agreement, dated            Form 10-Q for the
          July 30, 1993, between Richard         quarter ended October 1, 1994.
          Randall and Salant Corporation. *

10.16     Third Amendment to Credit Agreement,   Exhibit 10.48 to Current
          dated February 28, 1995, to the        Report on Form 8-K, dated
          Revolving Credit, Factoring and        March 2, 1995.
          Security Agreement, dated
          September 20, 1993, as amended,
          between The CIT Group/Commercial
          Services, Inc. and Salant Corporation.

10.17     Salant Corporation Retirement Plan,    Exhibit 10.23 to Annual
          as amended and restated. *             Report on Form 10-K for
                                                 Fiscal Year 1994.

10.18     Salant Corporation Pension Plan,       Exhibit 10.24 to Annual Report
          as amended and restated. *             on Form 10-K for Fiscal Year
                                                 1994.

10.19     Salant Corporation Long Term Savings   Exhibit 10.25 to Annual
          and Investment Plan as amended         Report on Form 10-K for Fiscal
          and restated.*                         Year 1994.

10.20     Letter Agreement, dated                Exhibit 10.26 to Annual Report
          February 15, 1995, amending the        on Form 10-K for Fiscal Year
          Employment Agreement, dated            1994.
          July 30, 1993, between Richard
          Randall and Salant Corporation. *

10.21     Fourth Amendment to Credit             Exhibit 10.27 to
          Agreement, dated as of March 1,        Quarterly Report
          1995, to the Revolving Credit,         on Form 10-Q for
          Factoring and Security Agreement,      the quarter
          dated as of September 20, 1993,        ended April 1,
          as amended, between Salant             1995.
          Corporation and The CIT Group/
          Commercial Services, Inc.

10.22     Fifth Amendment to Credit              Exhibit 10.29
          Agreement, dated as of                 to Quarterly
          June 28, 1995, to the                  Report on
          Revolving Credit, Factoring            Form l0-Q for
          and Security Agreement,                the quarter
          dated as of September 20,              ended July 1,
          1993, as amended, between              1995.
          Salant Corporation and The
          CIT Group/Commercial Services,
          Inc.

10.23     Sixth Amendment to Credit              Exhibit 10.30
          Agreement, dated as of                 to Quarterly
          August 15, 1995, to the                Report on
          Revolving Credit, Factoring            Form l0-Q for
          and Security Agreement,                the quarter
          dated as of September 20,              ended July 1,
          1993, as amended, between              1995.
          Salant Corporation and The
          CIT Group/Commercial Services,
          Inc.

10.24     Letter from The CIT Group/             Exhibit 10.31
          Commercial Services, Inc.,             to Quarterly
          dated as of July 11, 1995,             Report on
          regarding the waiver of a              Form l0-Q for
          default.                               the quarter
                                                 ended July 1,
                                                 1995.

10.25     Letter Agreement between               Exhibit 10.31
          Salant Corporation and The             to Quarterly
          CIT Group/Commercial Services,         Report on
          Inc. dated as of July 11, 1995,        Form l0-Q for
          regarding the Seasonal Overadvance     the quarter
          Subfacility.                           ended July 1,
                                                 1995.

10.26     Letter Agreement, dated as of          Exhibit 10.33 to
          August 31, 1995, amending the          Quarterly Report
          Employment Agreement, dated            on Form l0-Q for
          September 20, 1993, between            the quarter
          Nicholas P. DiPaolo and                ended September
          Salant Corporation. *                  30, 1995.

10.27     Letter Agreement, dated                Exhibit 10.33 to
          December 1, 1995, between              Annual Report on
          Lubin, Delano & Company and            Form 10-K for
          Salant Corporation.                    fiscal year 1995.

10.28     Seventh Amendment to Credit            Exhibit 10.34 to
          Agreement, dated as of                 Annual Report on
          March 27, 1996, to the                 Form 10-K for
          Revolving Credit, Factoring            fiscal year 1995.
          and Security Agreement,
          dated as of September 20,
          1993, as amended, between
          Salant Corporation and The
          CIT Group/Commercial Services,
          Inc.

10.29     First Amendment to the Salant          Exhibit 10.35 to
          Corporation Retirement Plan, dated     Quarterly Report on
          as of January 31, 1996.                Form 10-Q for the
                                                 quarter ended
                                                 March 30, 1996.

10.30     First Amendment to the Salant          Exhibit 10.36 to
          Corporation Long Term Savings and      Quarterly Report on
          Investment Plan, effective as of       Form 10-Q for the
          January 1, 1994.                       quarter ended
                                                 March 30, 1996.

10.31     Eighth Amendment to Credit Agreement,  Exhibit 10.37 to
          dated as of June 1, 1996, to the       Quarterly Report on
          Revolving Credit, Factoring and        Form 10-Q for the
          Security Agreement, dated as of        quarter ended
          September 20, 1993, as amended,        June 29, 1996.
          between Salant Corporation and
          The CIT Group/Commercial Services,
          Inc.

10.32     Ninth Amendment to Credit Agreement,   Exhibit 10.38 to
          dated as of August 16,1996, to the     Quarterly Report on
          Revolving Credit, Factoring and        Form 10-Q for the
          Security Agreement, dated as of        quarter ended
          September 20, 1993, as amended,        June 29, 1996.
          between Salant Corporation and
          The CIT Group/Commercial Services,
          Inc.

10.33     Employment Agreement, dated as         Exhibit 10.39 to Annual Report
          of January 1, 1997, between            on Form 10-K for Fiscal Year
          Nicholas P. DiPaolo and                1996.
          Salant Corporation. *

10.34     Salant Corporation 1996 Stock Plan     Exhibit 10.40 to Annual Report
                                                 on Form 10-K for Fiscal Year
                                                 1996.

10.35     Tenth Amendment to Credit Agreement,   Exhibit 10.41 to Annual Report
          dated as of February 20, 1997, to      on Form 10-K for Fiscal Year
          the Revolving Credit, Factoring and    1996.
          Security Agreement, dated as of
          September 20, 1993, as amended,
          between Salant Corporation and
          The CIT Group/Commercial Services,
          Inc.

10.36     Employment Agreement, dated as         Exhibit 10.42 to Annual Report
          of February 11, 1997, between          on Form 10-K for Fiscal Year
          Michael A. Lubin and                   1996.
          Salant Corporation. *

10.37     Employment Agreement, dated as         Exhibit 10.43 to Annual Report
          of March 24, 1997, between             on Form 10-K for Fiscal Year
          Jerald S. Politzer and                 1996.
          Salant Corporation. *

10.38     Employment Agreement, dated as of      Exhibit 10.44 to Quarterly
          May 1, 1997, between Todd Kahn and     Report Form on 10-Q for the
          Salant Corporation.                    quarter ended June 28, 1997.

10.39     Employment Agreement, dated as of      Exhibit 10.45 to Quarterly
          August 18, 1997 between Philip A.      Report on Form 10-Q for the
          Franzel and Salant Corporation.        quarter ended June 28, 1997.

10.40     Eleventh Amendment to Credit           Exhibit 10.46 to Quarterly
          Agreement, dated as of                 Report on Form 10-Q for the
          August 8, 1997, to the Revolving       quarter ended June 28, 1997.
          Credit, Factoring and Security
          Agreement, dated as of
          September 20, 1993, as amended,
          between Salant Corporation and
          The CIT Group/Commercial Services,
          Inc.

10.41     Letter Agreement, dated as of          Exhibit 10.47 to Quarterly
          July 18, 1997, between                 Report on Form 10-Q for the
          Michael A. Lubin,                      quarter ended June 28, 1997.
          Lubin Delano & Company and Salant
          Corporation.

10.42     Letter Agreement, dated                Exhibit 10.48 to Current
          March 2, 1998, by and among Salant     Report on Form 8-K dated
          Corporation, Magten Asset Management   March 4, 1998.
          Corp., as agent on behalf of
          certain of its accounts, and Apollo
          Apparel Partners, L.P.

10.43     Twelfth Amendment and Forbearance      Exhibit 10.49 to Current
          Agreement to Credit Agreement, dated   Report on Form 8-K dated
          as of March 2, 1998, by and between    March 4, 1998.
          Salant Corporation and The CIT
          Group/Commercial Services, Inc.

10.50     Form of Salant Corporation 1998
          Stock Award and Incentive Plan.

10.51     Form of Registration Rights
          Agreement.

10.52     Form of Warrant Agreement.

21        List of Subsidiaries of the Company.

27        Financial Data Schedule.

* constitutes a management contract or compensatory plan or arrangement.




EXHIBIT 21


                       SUBSIDIARIES OF THE REGISTRANT


Birdhill, Limited, a Hong Kong corporation

Carrizo Manufacturing Co., S.A. de C.V., a Mexican corporation

Clantexport, Inc., a New York corporation

Denton Mills, Inc., a Delaware corporation

JJ. Farmer Clothing, Inc., a Canadian corporation

Frost Bros. Enterprises, Inc., a Texas corporation

Manhattan Industries, Inc., a Delaware corporation

Manhattan Industries, Inc., a New York corporation

Manhattan Industries (Far East) Limited, a Hong Kong corporation

Maquiladora Sur S.A. de C.V., a Mexican corporation

Salant Canada, Inc., a Canadian corporation

SLT Sourcing, Inc., a New York corporation

Vera Licensing, Inc., a Nevada corporation

Vera Linen Manufacturing, Inc., a Delaware corporation

Salant Caribbean, S.A., a Guatemalan Corporation